5/17



05008922

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC North-West Telecom

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

FILE NO. 82- 5797

FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A	(PROXY)	☐		

OICF/BY: EBS

DAT : 6/14/05


RECEIVED

APPROVED
Board of Directors of the Open Joint-Stock Company North-West Telecom
Minutes No. 9-03 of 22.04.2003

Chairperson of the Board of Directors V.N. Yashin ____________
(signature)

Official seal

QUARTERLY REPORT

OF THE ISSUER OF ISSUED SECURITIES

for: the 1st quarter of 2003

Open Joint-Stock Company North-West Telecom

Issuer's code 00119-A

Place of business: St. Petersburg, Russia

Mailing address: 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186

The information contained in this Quarterly Report may be disclosed in compliance with the legislation of the Russian Federation on securities.

General Manager A.A. Sysoyev________

(signature)

Chief Accountant M.M. Semchenko____________

(signature)

Official seal

Contact person: Vladislav Yuryevich Smyslov
Shareholders and Securities Department Manager
Tel: ***(812) 312-03-81*** Fax: ***(812) 325-83-23***
e-mail: ***odiptn@ptn.ru***

A. Data on the Issuer

9. Full official name of the Issuer company

Open Joint-Stock Company North-West Telecom
OJSC North-West Telecom

10. Abbreviated name

OJSC North-West Telecom
OJSC N. W. Telecom

11. Data on changes in the name and organizational and legal form of the Issuer

Petersburg Telephone Network Open Joint-Stock Company
PTN OJSC
Introduced on: ***16.05.1996***

Petersburg Telephone Network Public-Type Company
PTN OTJSC
Introduced on: ***6.05.1993***

Current name introduced on: ***10.12.2001***

12. Data on Issuer's state registration and licenses

Date of the Issuer's state registration: ***6.05.1993***
No. of the certificate of registration by the state (or any other document confirming the registration of the Issuer by the state): *2717*
Authority of state registration: ***Registration Chamber of St. Petersburg Mayor's Office***

Licenses:
Number: ***19132***
Date of issue: ***27.08.2001***
Period: ***till 27.08.2006***
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***Videoconferencing services (with Addendum # 1) in the territory of the Republic of Karelia, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts and Saint Petersburg***

Number: ***17591***
Date of issue: ***3.04.2001***
Period: ***till 03.04.2006***
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***mobile radiotelephone communication services (with Annex No.1) in the territory of St. Petersburg***

Number: ***22791***
Date of issue: ***11.07.2002***
Period: ***till 11.07.2007***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***Telematic services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

Number: *22792*
Date of issue: *11.07.2002*
Period: *till 11.07.2007*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***Data transmission services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

Number: *23224*
Date of issue: *1.08.2002*
Period: *till 01.08.2007*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***Leasing out communication channels in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

Number: *23225*
Date of issue: *1.08.2002*
Period: *till 01.08.2007*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***Long-distance and international telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

Number: *23226*
Date of issue: *14.11.2002*
Period: *till 14.11.2007*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***Telegraph communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

Number: *23227*
Date of issue: *4.10.2002*
Period: *till 4.10.2012*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***provision of local and intra-zone telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***

Number: ***24074***
Date of issue: ***14.11.2002***
Period: ***till 01.02.2006***
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***provision of cellular radio telephone communication services in the 450 MHz band in the territory of Arkhangelsk Oblast***

Number: ***24658***
Date of issue: ***14.11.2002***
Period: ***till 30.12.2007***
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***provision of wired network sound broadcasting in the territory of Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov Oblasts, the Republic of Karelia and the Nenets Autonomous Area***

Number: ***3166***
Date of issue: ***24.01.1997***
Period: ***till 01.07.2006***
Authority issuing the license: ***Ministry of Communication of the Russian Federation***
Areas of activities: ***Local and long-distance telephone communication services (with Annexes Nos.1-5) in the territory of Leningrad Oblast***

Number: ***D 341184***
Date of issue: ***25.07.2002***
Period: ***till 25.07.2007***
Authority issuing the license: ***State Committee of RF for Construction and Housing and Communal Services***
Areas of activities: ***design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF***

Number: ***D 341156***
Date of issue: ***25.07.2002***
Period: ***till 25.07.2007***
Authority issuing the license: ***State Committee of RF for Construction and Housing and Communal Services***
Areas of activities: ***construction of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF***

Number: ***PI #2-6254***
Date of issue: ***15.11.2002***
Period: ***not determined***
Authority issuing the license: ***Ministry of RF for Press, Telecasting, Broadcasting and Mass Media***
Areas of activities: ***Certificate of registration of the edition Ves Peterburg. A reference periodical. Distributed in St. Petersburg and Leningrad Oblast***

Number: ***12972***
Date of issue: ***8.10.1999***

Period: ***till 08.10.2004***

Authority issuing the license: ***The State Committee of the Russian Federation on Telecommunication (Annexes - by the Ministry of the Russian Federation of Communication and Informatization)***

Areas of activities: ***provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-5) in the territory of Arkhangelsk Oblast)***

Number: ***12842***

Date of issue: ***9.09.1999***

Period: ***till 09.09.2004***

Authority issuing the license: ***The State Committee of the Russian Federation on Telecommunication (Annexes - by the Ministry of the Russian Federation of Communication and Informatization)***

Areas of activities: ***License for provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the city of Vologda.***

Number: ***14799***

Date of issue: ***21.04.2000***

Period: ***till 21.04.2005***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the city of the village of Lovozero, Murmansk Oblast***

Number: ***14838***

Date of issue: ***21.04.2000***

Period: ***till 21.04.2005***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-4) in the territory of Murmansk Oblast)***

Number: ***15664***

Date of issue: ***21.04.2000***

Period: ***till 21.04.2005***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***provision of services in telecasting of programmes (with addenda Nos. 1-2) in the territory of Pskov Oblast***

13. Tax-payer's identification number

7808020593

14. Branch to which the Issuer belongs

OKONKh (All-Russia Classifier of National Economy Branches) codes:
52300/72200

15. Place of business, mailing address and contact telephone Nos. of the Issuer

Place of business: ***St. Petersburg, Russia***

Mailing address: ***14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186***

Tel: (812) 315-47-06 Fax: ***(812) 110-62-77***

e-mail: ***office@nwtelecom.ru***

16. Data on Issuer's auditor

Name: ***Ernst and Jang Vneshaudit Closed Joint-Stock Company***
Place of business: ***190000, St. Petersburg, 3 Konnogvardeysky boulevard***
TIN: ***7717025097***
Mailing address: ***190000, St. Petersburg, 3 Konnogvardeysky boulevard***
Tel: ***(812) 325-8100*** Fax: ***(812) 3258101***
e-mail: ***none***

Data on Auditor's license:
No. of license: ***E003246***
Date of issue: ***17.01.2003***
Period: ***till 17.01.2008***
Authority issuing the license: ***Ministry of Finance of the Russian Federation***

17. Data on organizations registering titles to Issuer's securities

Registrar:
Name: ***Registrator-Svyaz Closed Joint-Stock Company***
Place of business: ***Moscow, Russia***
Mailing address: ***15A, ul. Kalanchevskaya, POB 45, Moscow, 107078***
Tel: ***(095) 975-3605*** Fax: ***(095) 975-3605***
e-mail: ***regsw@asvt.ru***

License:
No. of license: ***10-000-1-00258***
Date of issue: ***1.10.2002***
Period: ***not determined***
Authority issuing the license: ***Federal Commission for the Securities Market of RF***

Date since which the Issuer's registered securities register is kept by the said registrar: ***18.07.2002***

Depositary providing centralized care of issuer's securities:
Name: ***National Depositary Centre Nonprofit Partnership***
Place of business: ***12, ul. Zhitnaya, Moscow, Russia***
Mailing address: ***1/13, Sredniy Kislovskiy per., Moscow, 103009, Russia***
Tel: ***(095) 956-2790, (095) 956-2791*** Fax: ***(095) 956-2792***
e-mail: ***none***

License:
No. of license: ***177-03437-000010***
Date of issue: ***4.12.2000***
Period: ***not determined***
Authority issuing the license: ***Federal Commission for Securities Market***

Date of the operation beginning: ***10.04.2002***

18. Issuer's depositary

No depositary

19. Issuer's participants

Total number of shareholders(participants) ***32,289***

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital:

19.1. Name: ***Investment Communication Company Open Joint-Stock Company***
Place of business: ***str. 2, 55, Plyushchikha, Moscow, Russia***
Mailing address: ***str. 2, 55, Plyushchikha, Moscow, 119121***
Share in the Issuer's authorized capital: ***39.89 %***
Shareholders (participants) holding at least 25 per cent of the authorized capital of the Issuer's shareholder (participant):

19.1.1. Name: ***MUSTCOM LIMITED***
Place of business: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***
Mailing address: ***9, Dmitrovsky per., Moscow, 103031***
Share in the authorized capital of the Issuer's shareholder (participant): ***25% + 1 share***

19.1.2. Name: ***Ministry of Privity of RF***
Place of business: ***9, Nikolsky per., Moscow, 103685***
Mailing address: ***9, Nikolsky per., Moscow, 103685***
Share in the authorized capital of the Issuer's shareholder (participant): ***50 % + 1 share***

19.1.3. Name: ***Russian Fund of Federal Property***
Place of business: ***9, Leninsky pr-t, Moscow, 117049***
Mailing address: ***9, Leninsky pr-t, Moscow, 117049***
Share in the authorized capital of the Issuer's shareholder (participant): ***25% -2 shares***

19.2. Name: ***Brunswick UBS Warburg Nominees Private Company***
Place of business: ***52/4 Kosmodamianskaya nab., Moscow, Russia***
Mailing address: ***52/4 Kosmodamianskaya nab., Moscow, Russia, 113054***
Share in the Issuer's authorized capital: ***13.54 % (nominal holder)***
Shareholders (participants) holding at least 25 per cent of the authorized capital of the Issuer's shareholder (participant):

19.2.1. Name: ***Brunswick Warburg (Russia) Ltd.***
Place of business: ***The issuer has no data***
Mailing address: ***The issuer has no data***
Share in the authorized capital of the Issuer's shareholder (participant): ***100 %***

19.3. Name: ***Depository Clearing Company - Private Company***
Place of business: ***14/2 Staraya Basmannaya ul., Moscow, Russia***
Mailing address: ***14/2 Staraya Basmannaya ul., Moscow, 103064, Russia***
Share in the Issuer's authorized capital: *7.97 %* ***(nominal holder)***
Shareholders (participants) holding at least 25 per cent of the authorized capital of the Issuer's shareholder (participant):
no such parties

19.4. Name: ***ZAO ING-Bank (Eurasia) Closed Joint-Stock Company***

Place of business: ***31 ul. Krasnaya Presnya, Moscow, Russia***

Mailing address: ***31 ul. Krasnaya Presnya, Moscow, 123022***

Share in the Issuer's authorized capital: ***6.9 % (nominal holder)***

Shareholders (participants) holding at least 25 per cent of the authorized capital of the Issuer's shareholder (participant):

no such parties

19.5. Name: ***Lindsell Enterprises Limited***

Place of business: ***2-4 Arch Makarios III Avenue Capital Center, 9th Floor, 1505, Nicosia Cyprus***

Mailing address: ***17-23, ul. Taganskaya, korp. C 6th floor, Moscow, 109104***

Share in the Issuer's authorized capital: ***6.63 %***

Shareholders (participants) holding at least 25 per cent of the authorized capital of the Issuer's shareholder (participant):

no such parties

20. Issuer's management bodies structure

The Company's General Meeting of the Shareholders is the supreme management body of the Issuer.

The Company's Board of Directors consisting of 9 persons deals with the general management of Issuer's activities.

Executive bodies of the Company deal with the management of Issuer's current activities.

The General Manager is the sole executive authority, while the Management Board is the collegiate executive body.

Terms of reference of the general meeting of the Issuer's shareholders (participants) according to its Articles of Association (incorporation documents):

The terms of reference of the general meeting of the shareholders include the following issues that cannot be handed over for consideration by the Board of Directors, General Manager or Management Board of the Company:

1) introducing amendments and additions to the Articles of Association or approving the Articles of Association of the Company in a new version (except for the cases provided for by the Federal Law On Joint-Stock Companies), decisions being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting);

2) re-organization of the Company, decisions being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

3) liquidation of the Company, appointing the liquidation committee and approval of the intermediate and final balance sheets, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

4) electing members of the Board of Directors by cumulative voting;

5) early termination of the powers of Members of the Board of Directors, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

6) electing the General Manager and early termination of his powers, the decisions being taken by the majority of the votes of the shareholders holding the Companys voting shares and taking part in the meeting;

7) determining the number, face value and category of stated shares of the Company and the rights granted by those shares, the decisions being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

8) increasing the Company's authorized capital by increasing the face value of shares, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

9) increasing the authorized capital of the Company by floating extra shares through public subscription in case the number of extra floated shares is more than 25 per cent of the common

stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Companys voting shares and taking part in the meeting;

10) increasing the Company's authorized capital by floating extra shares through closed subscription, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

11) increasing the Companys authorized capital by floatation of the respective categories (types) of shares through public subscription in the amount of 25 per cent and less of the earlier floated common shares, unless the Board of Directors has reached unanimity in respect of this issue; the decision in this case is to be taken by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting;

12) increasing the Companys authorized capital by floatation of extra shares within the number and categories (types) of stated shares, using the Companys assets, when extra shares are floated through their distribution among shareholders, unless the Board of Directors has reached unanimity in respect of this issue; the decision in this case is to be taken by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting;

12) increasing the Companys authorized capital by conversion of shares within the number and categories (types) of stated shares in case of Companys re-organization through affiliation; the decision in this case is to be taken by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting;

14) reducing the authorized capital of the Company by:

- reducing the face value of shares;

- retiring floated shares that were acquired by the Company upon decision of the Board of Directors and were not realized during a year from the moment of their acquisition by the Company;

- retiring shares redeemed by the Company

-by acquisition of part of the shares by the Company for the purpose of reducing their total number;

The decision in these cases is taken by the majority of the votes of the shareholders holding the Companys voting shares and taking part in the meeting;

15) electing the members of the Auditing Committee of the Company and early termination of their powers, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

16) approving the auditor of the Company, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

17) approving annual reports, annual accounts of the Company, including profit and loss reports (profit and loss accounts) of the Company, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

18) approving distribution of profit, including payment (statement) of dividend, and losses of the Company on the basis of the results of the fiscal year, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

19) splitting and consolidating shares, the decisions being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

20) taking a decision on approval of party-related transactions, the decision being taken in the cases and according to the procedure provided for by chapter XI of the Federal Law On Joint-Stock Companies;

21) taking a decision on approval of big transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is more than 50% of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions performed in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock, the decision being taken by the majority of three fourths of the votes of the shareholders holding the Company's voting shares and taking

part in the meeting;

22) taking a decision on approval of big transaction according to item 2, Article 79 of the Federal Law On Joint-Stock Companies; the decision being taken by the majority of the votes of the shareholders holding the Companys voting shares and taking part in the meeting;

23) taking a decision on participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

24) approving by-laws regulating the operation of the Company's bodies, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

25) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if the said bonds (or other issued securities) are floated through closed subscription or through public subscription, when in case of public subscription convertible bonds (or other issued securities) may be converted into common shares of the Company, making more than 25 per cent of the earlier floated common shares, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

26) taking a decision on making up for the Company's account expenses for preparation and holding of an a extraordinary general meeting of the Company's shareholders in the case when, contrary to the requirements of the active law of the Russian Federation, the Board of Directors has not taken a decision on convoking an extraordinary meeting and the meeting is convoked by other parties. The decision is taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

27) relieving a party, who, independently or jointly with its affiliated parties, has acquired 30 and more per cent of floated common stock of the Company, from the duty of acquiring shares from other shareholders of the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting, except for the votes granted by the shares held by the said party and its affiliated parties;

28) taking a decision on transferring the powers of the General Manager of the Company to a managing organization or to a manager;

29) deciding other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

Terms of reference of the Issuer's Board of Directors (Supervisory Board) according to its Articles of Association (incorporation documents):

The terms of reference of the Company's Board of Directors include the following issues:

1) determining the priority areas of the Company's activities, including approval of the budgets, business-plans, strategies and programmes of the Company's development;

2) convoking the annual and extraordinary General Meetings of the Company Shareholders, except for the cases provided for by clause 8 of article 55 of the Federal Law On Joint-Stock Companies;

3) approving the agenda of the General Meeting of the Shareholders;

4) setting the date for making up the list of the shareholders entitled to participation in the General Meeting of the Shareholders, and other issues included in the terms of reference of the Board of Directors in compliance with chapter VII of the Federal Law On Joint-Stock Companies and related to preparation and holding of the General Meeting of the Shareholders;

5) preliminarily approving the annual report of the Company;

6) increasing the authorized capital of the Company by the Company floating extra shares using the Companys assets through their distribution among shareholders within the limits of the number of the stated shares as determined by the Articles of Association;

7) increasing the authorized capital of the Company by floating extra shares of the respective categories through public subscription within the limits of the number of stated shares in case the number of extra floated shares is 25 and less per cent of the common stock earlier floated by

the Company;

8) floatation by the Company of bonds and other issued securities in the case when, under the terms of floatation of such bonds and other issued securities, they are not convertible into Company's shares;

9) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if such bonds (other issued securities) are floated through public subscription and the convertible bonds (other issued securities) can be converted into common stock of the Company making 25 and less per cent of earlier floated common stock;

10) determining the price (monetary valuation) of the property, floatation and redemption price of issued securities in the cases provided for by the Federal Law On Joint-Stock Companies;

11) approving decisions on the issue of securities, prospectuses of securities issue, reports on the results of Company's securities issue, quarterly reports of the issuer of issued securities and changes in those;

12) recommendations on the size of remuneration and reimbursement paid to the members of the Auditing Committee of the Company, and determining the amount of auditor's remuneration;

13) recommendations on the amount of dividend on shares and on the form, procedure and terms of paying it;

14) recommendations on distribution of profit and losses on the basis of the results of the fiscal year;

15) the use of the reserve and other funds of the Company;

16) approving bylaws of the Company, except for the bylaws, the approval of which is included by the Federal Law or Company's Articles of Association in the terms of reference of the general meeting of the shareholders and also other documents, the approval of which is included by the Company's Articles of Association in the terms of reference of the general meeting of the shareholders and executive bodies of the Company;

17) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 1 to 25 % of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of shares of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's shares;

18) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 25 to 50 % of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock;

19) approval of party-related transactions in the cases provided for by chapter XI of the Federal Law On Joint-Stock Companies;

20) determining the policy and taking decisions in respect of the Company receiving and issuing loans, guarantees or sureties and making agreements of credit and agreements of loan or pledge;

21) acquisition of shares, bonds and other securities floated by the Company; approving reports on the results of Company's shares acquisition

22) taking decisions on participation (affiliation as a participant, termination of participation, change of the share of participation) of the Company in other organizations through purchasing or selling stock or shares of other organizations;

23) taking decisions on the issues of the agenda of general meetings of subsidiaries (supreme management bodies of other organizations), in which the Company is the only participant;

24) determining the procedure of the Company's interaction with organizations in which the Company participates;

25) approval of the Company's registrar and the terms of the contract with him, as well as terminating the contract with him;

26) electing (re-electing) the Chairperson of the Board of Directors of the Company and his/her deputy;

27) appointing the Secretary of the Board of Directors and determining the amount of his remuneration;

28) determining the number of the members in the Management Board of the Company, electing its members, and early termination of their powers;

29) agreeing upon candidates for positions of branch and representative office managers and dismissal of such managers;

30) creating branches, opening and liquidating representative offices, approving Provisions on them;

31) approving terms of contracts made with the General Manager, Members of the Management Board, managers of branches and representative offices, and considering issues, the decisions on which must be taken by the Board of Directors in compliance with the said contracts;

32) prolonging the contracts with Members of the Management Board, managers of branches and representative offices;

33) agreeing upon the structure of the Company;

34) suspending the powers of the General Manager or the powers of the managing organization (manager);

35) appointing a temporary General Manager;

36) other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

Terms of reference of the Issuer's sole and collegiate executive bodies according to its Articles of Association (incorporation documents):

The terms of reference of the Company's Management Board include the following issues of managing the current activities of the Company:

1) working out the technical, financial, economic and rate policy of the Company;

2) developing proposals on the priority areas of the Company's activities, including draft budgets, business-plans, strategies and programmes of the Company's development;

3) organization of the control over financial and economic operation of the Company;

4) working out the personnel and social policy of the Company;

5) approving terms of collective agreements;

6) preparing materials and draft decisions on issues to be considered at the general meeting of the shareholders and the meeting of the Board of Directors, including elaboration of proposals on making transactions, the approval of which belongs to the terms of reference of the general meeting of the shareholders and the Board of Directors of the Company, on participation of the Company in other organizations, etc.;

7) organizational and technical support of the Companys bodies operation;

8) analysis of the results of the operation of some Company's structural divisions, including separate divisions, and working out obligatory instructions for improvement of their operation;

9) approving the bylaws regulating the issues included in the terms of reference of the Company's Management Board, except for the bylaws approved by the general meeting of the shareholders and by the Board of Directors of the Company.

21. Members of Issuer's Board of Directors (Supervisory Board).

Board of Directors

Chairperson: *Valery Nikolayevich Yashin*

Members of the Board of Directors:

Valery Nikolayevich Yashin

Year of birth: *1941*

Posts for the recent 5 years:

Period: ***1993 - 1999***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***General Manager***

Period: ***1999 – till now***
Organization: ***Investment Communication Company Open Joint-Stock Company***
Area of business: ***Communication***
Position: ***General Manager***

Period: ***2000 – till now***
Organization: ***Investment Communication Company Open Joint-Stock Company***
Area of business: ***communication***
Position: ***Chairperson of the Management Board***

Period: ***2001 – till now***
Organization: ***Mobitel Closed Joint-Stock Company***
Area of business: ***Design, construction and operation of digital telecommunication facilities***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***St. Petersburg Payphones Closed Joint-Stock Company***
Area of business: ***payphone communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Svyazinvest-Media Open Joint-Stock Company***
Area of business: ***implementing investment programmes and projects in the field of international and domestic communication facilities***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Rostelecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***TsentrTelecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***

Area of business: ***implementing investment programmes and projects in the field of international and domestic communication facilities; organization of scientific and applied scientific research in the field of communication facilities.***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***RTComm.RU Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of Oryol Oblast Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***National Payphone Network Open Joint-Stock Company***
Area of business: ***telecommunication services***
Position: ***Chairperson of the Board of Directors***

Share in the Issuer's authorized capital: ***0.172%***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Alexandr Vyacheslavovich Ikonnikov
Year of birth: ***1971***

Posts for the recent 5 years:
Period: ***2002 – till now***
Organization: ***Central Telecommunication Company Open Joint-Stock Company***
Area of business: ***telecommunication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Association for Investors' Rights Protection***
Area of business: ***representation of interests of participants***
Position: ***Director***

Period: ***2002 – till now***
Organization: ***Association of Independent Directors***
Area of business: ***representation of interests of participants***
Position: ***Chairperson of the Management Board***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Vadim Yevgenyevich Belov
Year of birth: ***1958***

Posts for the recent 5 years:
Period: ***1997 - 1998***
Organization: ***Joint-Stock Commercial Bank "International Financial Corporation"***
Area of business: ***investment services***
Position: ***Deputy Chairperson of the Management Board***

Period: ***1998 - 1999***
Organization: ***SPK Capital Limited***
Area of business: ***investment services***
Position: ***Managing Director of the Moscow Representative office***

Period: ***1999 - 2002***
Organization: ***Volgogradelectrosvyaz Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***1999 – till now***
Organization: ***Investment Communication Company Open Joint-Stock Company***
Area of business: ***communication***
Position: ***Deputy General Manager***

Period: ***2000 – till now***
Organization: ***Investment Communication Company Open Joint-Stock Company***
Area of business: ***communication***
Position: ***member of the Management Board***

Period: ***2001 - 2002***
Organization: ***Sibirtelecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***TsentrTelecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Uralsvyazinform Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***

Organization: ***South Telecommunication Company Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Rostelecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Uraltelecom of Sverdlovsk Oblast Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Electrosvyaz of Rostov Oblast Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Svyazinform of Chelyabinsk Oblast Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Inter-Regional Commercial Bank of Communication and Information Support Development Open Joint-Stock Company***
Area of business: ***banking services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Tsentralny Telegraf Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***RTK-Invest Closed Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Ivan Ivanovich Rodionov
Year of birth: ***1953***

Posts for the recent 5 years:
Period: ***1997 – till now***
Organization: ***Brunswick Capital Management Investment Fund***
Area of business: ***investment services***
Position: ***Director of Analytical Department***

Period: ***2001 - 2002***
Organization: ***Artelecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of the Republic of Karelia Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Sergey Vladimirovich Soldatenkov
Year of birth: ***1963***

Posts for the recent 5 years:
Period: ***1994 - 1998***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Area of business: ***cellular communication services***
Position: ***General Manager***

Period: ***1998 - 1999***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***implementing investment programmes and projects in the field of international and domestic communication facilities; organization of scientific and applied scientific research in the field of communication facilities.***
Position: ***Deputy General Manager***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***First Deputy General Manager Commercial Manager (starting from December 23, 1999 acting General Manager)***

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***

Position: ***member of the Management Board***

Period: ***2001 – till now***
Organization: ***MegaFon Private Company***
Area of business: ***cellular mobile communication services in the GSM-900/1800 federal standard***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***General Manager***

Period: ***2001 – till now***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***North-West Telecombank Closed Joint-Stock Company***
Area of business: ***banking services***
Position: ***member of the Supervisory Board***

Period: ***2001 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***implementing investment programmes and projects in the field of international and domestic communication facilities; organization of scientific and applied scientific research in the field of communication facilities.***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Area of business: ***cellular communication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Sonik Duo Closed Joint-Stock Company***
Area of business: ***cellular communication services***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Megafon Open Joint-Stock Company***
Area of business: ***cellular mobile communication services in the GSM-900/1800 federal standard***
Position: ***Acting General Manager***

Share in the Issuer's authorized capital: ***0.0024%***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:

This information is confidential

Dmitry Vladimirovich Levkovsky
Year of birth: ***1965***

Posts for the recent 5 years:
Period: ***1995 – till now***
Organization: ***"NCH Advisors, Inc"***
Area of business: ***Consulting services***
Position: ***Vice-President***

Period: ***2002 – till now***
Organization: ***Public company Firm GUM***
Area of business: ***Trade services***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Irina Mikhailovna Ragozina
Year of birth: ***1950***

Posts for the recent 5 years:
Period: ***1997 - 1999***
Organization: ***Investment Communication Company Open Joint-Stock Company***
Area of business: ***communication***
Position: ***Shareholding Management Service Manager***

Period: ***1999 – till now***
Organization: ***Investment Communication Company Open Joint-Stock Company***
Area of business: ***communication***
Position: ***Corporate Management Department Director***

Period: ***2001 - 2002***
Organization: ***Svyazinform of Chelyabinsk Oblast Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Kamchatsvyazinform Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***

Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of Kurgan Oblast Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Rostelecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Yury Alexandrovich Bilibin
Year of birth: ***1971***

Posts for the recent 5 years:
Period: ***1996 - 1998***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***Deputy Department Manager, Manager of the Department for Relations with Subsidiaries***

Period: ***1998 - 1999***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***Manager of the Long-Term Investment and Securities Department***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***Deputy Commercial Manager***

Period: ***2000 – till now***
Organization: ***Investment Communication Company Open Joint-Stock Company***
Area of business: ***communication***
Position: ***Assistant General Manager***

Period: ***2001 – till now***
Organization: ***North-West Telecombank Closed Joint-Stock Company***
Area of business: ***banking services***
Position: ***member of the Supervisory Board***

Period: ***2001 – till now***
Organization: ***Medexpress Insurance Closed Joint-Stock Company***
Area of business: ***insurance***
Position: ***member of the Supervisory Board***

Period: ***2001 – till now***
Organization: ***National Payphone Network Open Joint-Stock Company***
Area of business: ***telecommunication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Murmanelectrosvyaz Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***RTComm.RU Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Svyazinform of Samara Oblast Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Uralsvyazinform Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Magadansvyazinform Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Open Joint-Stock Company Inter-Regional Commercial Bank of Communication and Information Support Development***
Area of business: ***banking services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***The St. Petersburg Bank of Reconstruction and Development Open Joint-Stock Company***
Area of business: ***banking services***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***

Organization: ***Electrosvyaz of Oryol Oblast Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***MobiTel Private Company***
Area of business: ***telecommunication services***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Electrosvyaz of Kaliningrad Oblast Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***RTK-Leasing Closed Joint-Stock Company***
Area of business: ***Financial lease (leasing)***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***RTK-Invest Closed Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Interfax-Telecom Informational Agency Closed Joint-Stock Company***
Area of business: ***informational service***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Svyazinvest-Media Open Joint-Stock Company***
Area of business: ***Implementing investment programmes and projects in the field of international and domestic communication facilities***
Position: ***Chairperson of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Alexandr Alexandrovich Gogol
Year of birth: ***1946***

Posts for the recent 5 years:
Period: ***1998 – till now***
Organization: ***Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication***
Area of business: ***education***
Position: ***Rector***

Period: ***2000 – till now***
Organization: ***St. Petersburg Telecommunication Centre Closed Joint-Stock Company***
Area of business: ***communication specialists training***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Benjamin Stefan David Vilkening
Year of birth: ***1962***

Posts for the recent 5 years:
Period: ***1998 – till now***
Organization: ***Representative office of the "AIG - Brunswick Capital Management Limited" Company***
Area of business: ***asset management***
Position: ***Managing director***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Alexandr Abramovich Sysoyev
Year of birth: ***1949***

Posts for the recent 5 years:
Period: ***1995 - 1998***
Organization: ***Saint Petersburg Telegraph Open Joint-Stock Company***
Area of business: ***Documentary telecommunication***
Position: ***General Manager***

Period: ***1998 - 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***communication services***

Position: ***General Manager***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***General Manager***

Period: ***2002 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***implementing investment programmes and projects in the field of international and domestic communication facilities; organization of scientific and applied scientific research in the field of communication facilities.***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Area of business: ***cellular communication services***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.0376%***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

22. Issuer's sole and collegiate management bodies, and managing Issuer's officials

Issuer's sole executive body, and members of the collegiate executive body:
Igor Nikolayevich Samylin
Year of birth: ***1957***

Posts for the recent 5 years:
Period: ***1997 - 1998***
Organization: ***Neda Closed Joint-Stock Company***
Area of business: ***Paging communication services***
Position: ***General Manager***

Period: ***1998 - 1999***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***Vyborgsky Telephone Centre Manager***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***Customers Department Manager - Customers Manager***

Period: ***2000 - 2002***

Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***First Deputy General Manager - Commercial Manager, Manager of the Petersburg Telephone Network branch (starting from December 18, 2001)***

Period: ***2001 – till now***
Organization: ***Petersburg Transit Telecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***St. Petersburg Informational Company Closed Joint-Stock Company***
Area of business: ***information services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***implementing investment programmes and projects in the field of international and domestic communication facilities; organization of scientific and applied scientific research in the field of communication facilities.***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Murmanelectrosvyaz Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of Kaliningrad Oblast Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***St. Petersburg Telecommunication Centre Closed Joint-Stock Company***
Area of business: ***communication specialists training***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Production Closed Joint-Stock Company***
Area of business: ***organization of sales and post-sale servicing of telecommunication equipment***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***PeterStar Closed Joint-Stock Company***

Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***Deputy General Manager in charge of commercial affairs Regional Manager of the Petersburg Telephone Network branch***

Period: ***2002 – till now***
Organization: ***Giprosvyaz SPb Open Joint-Stock Company***
Area of business: ***designing***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***Deputy General manager - Manager for strategic policy and business development - regional manager of the Petersburg Telephone Network branch***

Period: ***2002 – till now***
Organization: ***TCI Telesense Closed Joint-Stock Company***
Area of business: ***production, modification, adaptation and introduction of software for billing systems in the field of communication***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***

Posts for the recent 5 years:
Period: ***1996 - 1999***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***Deputy General Manager in charge of Economics and Finance***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***Deputy Economics and Finance Director - Manager of the Labour Organization and Remuneration Department of the Financial Economic Service of the Central Directorate***

Period: ***2000 - 2002***
Organization: ***Electrosvyaz of the Republic of Karelia Open Joint-Stock Company***

Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***Artelecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of Vologda Oblast Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***Manager in charge of structural reorganization***

Period: ***2001 - 2002***
Organization: ***Cherepovetsectrosvyaz Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***Deputy General Manager in charge of corporate management***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***Deputy General Manager in charge of corporate management***

Share in the Issuer's authorized capital: ***0.00633%***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Maya Mikhaylovna Semchenko
Year of birth: ***1967***

Posts for the recent 5 years:
Period: ***1995 - 2000***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Area of business: ***cellular communication services***
Position: ***Chief Accountant, Financial Manager***

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***Chief Accountant, Accounting Board Manager***

Period: ***2001 – till now***
Organization: ***The St. Petersburg Bank of Reconstruction and Development Open Joint-Stock Company***
Area of business: ***banking services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***Chief Accountant***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***Deputy General Manager - Chief Accountant***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Vladimir Alexandrovich Akulich
Year of birth: ***1956***

Posts for the recent 5 years:
Period: ***1992 - 1998***
Organization: ***PeterStar Closed Joint-Stock Company***
Area of business: ***communication services***
Position: ***General Manager***

Period: ***1998 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***Construction Manager***

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***Long-Distance International Communication Manager - Manager of the Long-Distance International Telephone branch***

Period: ***2000 - 2000***

Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***implementing investment programmes and projects in the field of international and domestic communication facilities; organization of scientific and applied scientific research in the field of communication facilities.***
Position: ***Deputy General Manager***

Period: ***2001 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***
Area of business: ***international communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***implementing investment programmes and projects in the field of international and domestic communication facilities; organization of scientific and applied scientific research in the field of communication facilities.***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of Pskov Oblast Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Novgorodtelecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***Deputy General Manager in charge of strategic development and technical policy - Head of GMMTTU (City Long-Distance and International Telegraph and Telephone Centre) of the Petersburg Telephone Network branch***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***Deputy General Manager - Manager in charge of strategic development and technical policy***

Period: ***2002 – till now***
Organization: ***Giprosvyaz SPb Closed Joint-Stock Company***
Area of business: ***designing***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Vladimir Nikolayevich Vorozheykin
Year of birth: ***1949***

Posts for the recent 5 years:
Period: ***1997 - 1999***
Organization: ***The Federal Service of Russia for Regulation of Natural Monopolies in the Field of Transport***
Area of business: ***government service***
Position: ***Manager of the Federal Service of Russia for Regulation of Natural Monopolies in the Field of Transport for the North-West***

Period: ***1999 - 2002***
Organization: ***The Territorial Board for St. Petersburg and Leningrad Oblast of the Ministry of RF for Antimonopoly Policy and Support of Business***
Area of business: ***government service***
Position: ***Deputy Manager of the Territorial Board***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***Personnel management Department Director***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***Manager in charge of personnel***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Alexandr Abramovich Sysoyev
Year of birth: ***1949***

Posts for the recent 5 years:
Period: ***1995 - 1998***
Organization: ***Saint Petersburg Telegraph Open Joint-Stock Company***
Area of business: ***Documentary telecommunication***
Position: ***General Manager***

Period: ***1998 - 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***communication services***

Position: ***General Manager***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***General Manager***

Period: ***2002 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***implementing investment programmes and projects in the field of international and domestic communication facilities; organization of scientific and applied scientific research in the field of communication facilities.***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Area of business: ***cellular communication services***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.0376%***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Grigory Borisovich Chernyak
Year of birth: ***1949***

Posts for the recent 5 years:
Period: ***1994 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***General Issues Manager***

Period: ***2001 – till now***
Organization: ***Zenith Football Club Closed Joint-Stock Company***
Area of business: ***forming, training and supporting professional football teams***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Medexpress Insurance Closed Joint-Stock Company***
Area of business: ***insurance***
Position: ***member of the Supervisory Board***

Period: ***2001 – till now***
Organization: ***U Krasnogo Mosta Closed Joint-Stock Company***
Area of business: ***catering***
Position: ***member of the Board of Directors***

Period: *2002 - 2002*
Organization: *Open Joint-Stock Company North-West Telecom*
Area of business: *communication services*
Position: *Deputy General manager in charge of common issues*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Area of business: *communication services*
Position: *Deputy General Manager - manager in charge of property management*

Share in the Issuer's authorized capital: *0.04%*
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Alexey Vladimirovich Shalagin
Year of birth: *1958*

Posts for the recent 5 years:
Period: *1997 - 2001*
Organization: *Open Joint-Stock Company Industry and Construction Bank*
Area of business: *banking*
Position: *Deputy head of the Board*

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company Industry and Construction Bank*
Area of business: *banking*
Position: *Deputy branch manager*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Area of business: *communication services*
Position: *Deputy General Manager- Director in charge of Economics and Finance*

Share in the Issuer's authorized capital: *no share*
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Person acting as the sole executive body of the Issuer: *Alexandr Abramovich Sysoyev*

23. Remuneration paid to the members of the Board of Directors (Supervisory Board) and to other Issuer's officials

Aggregate amount of remuneration paid to all persons listed in clauses 21 and 22 for the period

under report:
Wages (roubles): ***904,222***
Bonuses (roubles): ***2,489,953***
Commission (roubles): ***0***
Other property compensations (roubles): ***0***
Total (roubles): ***3,394,175***

See also clauses 21 and 22

24. Data on corporations, in which the Issuer is a participant

Corporations, in which the Issuer holds at least 5 per cent of the authorized capital:

Name: ***Tsentrum Limited Liability Company***
Place of business: ***Petrozavodsk, the Republic of Karelia, Russia***
Mailing address: ***22, ul. Antikainena, Petrozavodsk, 185000***
Issuer's share in the authorized capital of the corporation: ***100 %***

Name: ***AMT Limited Liability Company***
Place of business: ***3-5 ul. B. Morskaya, St. Petersburg, Russia***
Mailing address: ***k.201, d.14, Sinopskaya nab., St. Petersburg, 193167***
Issuer's share in the authorized capital of the corporation: ***100 %***

Name: ***Pagetelecom Limited Liability Company***
Place of business: ***Cherepovets, Russia***
Mailing address: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627***
Issuer's share in the authorized capital of the corporation: ***100 %***

Name: ***Polycomp Limited Liability Company***
Place of business: ***20 ul. B. Morskaya, St. Petersburg, Russia***
Mailing address: ***20 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Issuer's share in the authorized capital of the corporation: ***90 %***

Name: ***Arkhangelsk City Telephone Network Limited Liability Company***
Place of business: ***Arkhangelsk, Russia***
Mailing address: ***4, pr. Priorova, Arkhangelsk, 163071***
Issuer's share in the authorized capital of the corporation: ***77 %***

Name: ***Vologda Cellular Communication Open Joint-Stock Company***
Place of business: ***Vologda, Russia***
Mailing address: ***103, ul. Zosimovskaya, Vologda, 160009***
Issuer's share in the authorized capital of the corporation: ***60 %***

Name: ***St. Petersburg Telecommunication Centre Closed Joint-Stock Company***
Place of business: ***24, Bolshevikov pr., St. Petersburg, Russia***
Mailing address: ***30/32, 3-liniya, Vasilyevsky Ostrov, St. Petersburg, 199053***
Issuer's share in the authorized capital of the corporation: ***54.38 %***

Name: ***Novgorod Datacom Closed Joint-Stock Company***

Place of business: ***Veliky Novgorod, Russia***
Mailing address: ***22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod***
Issuer's share in the authorized capital of the corporation: ***52 %***

Name: ***Bona Limited Liability Company***
Place of business: ***Arkhangelsk, Russia***
Mailing address: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***52 %***

Name: ***Kolatelecom Closed Joint-Stock Company***
Place of business: ***Murmansk, Russia***
Mailing address: ***43, pr. Lenina, Murmansk, 183709***
Issuer's share in the authorized capital of the corporation: ***50 %***

Name: ***NEVA KABEL Closed Joint-Stock Company***
Place of business: ***8 proyezd, 9 kvartal, Promzona Parnas, St. Petersburg, Russia***
Mailing address: ***8 proyezd, 9 kvartal, Promzona Parnas, St. Petersburg, 194292***
Issuer's share in the authorized capital of the corporation: ***48.97 %***

Name: ***Delta Telecom Closed Joint-Stock Company***
Place of business: ***22 ul. B. Morskaya, St. Petersburg, Russia***
Mailing address: ***22 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Issuer's share in the authorized capital of the corporation: ***43.12 %***

Name: ***Commercial Television and Radio Closed Joint-Stock Company***
Place of business: ***3 Academician Pavlov ul., St. Petersburg, Russia***
Mailing address: ***3, Academician Pavlov ul., St. Petersburg, 197022***
Issuer's share in the authorized capital of the corporation: ***40 %***

Name: ***Medexpress Insurance Closed Type Joint-Stock Company***
Place of business: ***2, ul. Malaya Konyushennaya, Saint Petersburg Russia***
Mailing address: ***2, ul. Malaya Konyushennaya, St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***34.59 %***

Name: ***Kaliningrad Mobile Networks Closed Joint-Stock Company***
Place of business: ***Kaliningrad, Russia***
Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016***
Issuer's share in the authorized capital of the corporation: ***33.5 %***

Name: ***WestBaltTelecom Closed Joint-Stock Company***
Place of business: ***Kaliningrad, Russia***
Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016***
Issuer's share in the authorized capital of the corporation: ***28 %***

Name: ***Octagon Technologies Closed Joint-Stock Company***
Place of business: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, Russia***
Mailing address: ***pom. 12-H, 29, Ligovsky pr., St. Petersburg, 193036***
Issuer's share in the authorized capital of the corporation: ***26.4 %***

Name: ***Tele-Nord Open Joint-Stock Company***
Place of business: ***Murmansk, Russia***
Mailing address: ***5, ul. Samoylovoy, Murmansk, 183038***
Issuer's share in the authorized capital of the corporation: ***25 %***

Name: ***Dancell Closed Type Joint-Stock Company***
Place of business: ***51, Baltiyskaya ul., St. Petersburg, Russia***
Mailing address: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Issuer's share in the authorized capital of the corporation: ***23.65 %***

Name: ***Non-bank crediting organization Northern Clearing Chamber Closed Joint-Stock Company***
Place of business: ***Arkhangelsk, Russia***
Mailing address: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***19.97 %***

Name: ***Open Joint-Stock Company Commercial Bank - St. Petersburg Bank of Reconstruction and Development***
Place of business: ***14, Izmailovsky pr., St. Petersburg, Russia***
Mailing address: ***14, Izmailovsky pr., St. Petersburg, 198052***
Issuer's share in the authorized capital of the corporation: ***18.3 %***

Name: ***Telecominvest Open Joint-Stock Company***
Place of business: ***St. Petersburg, Russia***
Mailing address: ***24, ul. B. Morskaya, St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***15 %***

Name: ***North-West Telecombank Closed Joint-Stock Company***
Place of business: ***12, Baskov per., St. Petersburg, Russia***
Mailing address: ***12, Baskov per., St. Petersburg, 191014***
Issuer's share in the authorized capital of the corporation: ***14.23 %***

Name: ***FORE Closed Joint-Stock Company***
Place of business: ***6 ul. Marata, St. Petersburg, Russia***
Mailing address: ***120, pr. Obukhovskoy Oborony, St. Petersburg, 193012***
Issuer's share in the authorized capital of the corporation: ***13.3 %***

Name: ***Rostelegraph Closed Joint-Stock Company***
Place of business: ***7 ul. Tverskaya, Moscow, Russia***
Mailing address: ***7, ul. Tverskaya, Moscow, 103375***
Issuer's share in the authorized capital of the corporation: ***11.84 %***

Name: ***VISA Closed Joint-Stock Company***
Place of business: ***11, Sapyorny per., St. Petersburg, Russia***
Mailing address: ***11, Sapyorny per., St. Petersburg, 191014***
Issuer's share in the authorized capital of the corporation: ***10 %***

Name: ***Kit Closed Type Joint-Stock Company***
Place of business: ***7, ul. Pochtamtskaya, St. Petersburg, Russia***

Mailing address: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***
Issuer's share in the authorized capital of the corporation: ***6.97 %***

Name: ***TD-Telecom Closed Joint-Stock Company***
Place of business: ***Arkhangelsk, Russia***
Mailing address: ***8, Voskresenskaya ul. 6th floor, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***6.7 %***

25. Participation shares of all corporations, in which the Issuer holds over 5 per cent of the authorized capital, as well as of their officials in the Issuer's authorized capital.

25.1. Name: ***Tsentrum Limited Liability Company***
Place of business: ***Petrozavodsk, Russia***
Mailing address: ***22, ul. Antikainena, Petrozavodsk, 185000***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.1.1. ***Raisa Sergeyevna Fomina***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.2. Name: ***AMT Limited Liability Company***
Place of business: ***3-5 ul. B. Morskaya, St. Petersburg, Russia***
Mailing address: ***k.201, d.14, Sinopskaya nab., St. Petersburg, 193167***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***0.37 %***
Officials:

25.2.1. ***Oleg Alexandrovich Kurennoy***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.3. Name: ***Pagetelecom Limited Liability Company***
Place of business: ***Cherepovets, Russia***
Mailing address: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***0.002 %***
Officials:

25.3.1. ***Vladimir Vasilyevich Nikandrov***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.4. Name: ***Polycomp Limited Liability Company***
Place of business: ***20 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Mailing address: ***20 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Issuer's share in the authorized capital of the corporation: ***90 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.4.1. ***Alla Antonovna Sergeyeva***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.5. Name: ***Arkhangelsk City Telephone Network Limited Liability Company***
Place of business: ***Arkhangelsk, Russia***
Mailing address: ***4, proyezd Priorova, Arkhangelsk, 163071***
Issuer's share in the authorized capital of the corporation: *77 %*
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.5.1. ***S.A. Surovtsev***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.6. Name: ***Vologda Cellular Communication Open Joint-Stock Company***
Place of business: ***Vologda, Russia***
Mailing address: ***103, ul. Zosimovskaya, Vologda, 160009***
Issuer's share in the authorized capital of the corporation: ***60 %***
Share of the party in the Issuer's authorized capital: ***0.0013 %***
Officials:

25.6.1. ***Sergey Ivanovich Fedorin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.03 %***

25.6.2. ***V.M. Bogdanov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.009 %***

25.6.3. ***Evgeniy Alexandrovich Vasilchenko***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.6.4. ***Evgeniy Alexandrovich Vasilchenko***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.6.5. ***A.M. Tukachinsky***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.6.6. ***G.V. Sviridov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.7. Name: ***Novgorod Datacom Closed Joint-Stock Company***
Place of business: ***the settlement of Pankovka, Veliky Novgorod, Russia***
Mailing address: ***22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod***
Issuer's share in the authorized capital of the corporation: ***52 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.7.1. ***S.F. Makarov***
Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: *0 %*

25.8. Name: ***Bona Limited Liability Company***
Place of business: ***Arkhangelsk, Russia***
Mailing address: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***52 %***
Share of the party in the Issuer's authorized capital: ***no share***
The Organization is being liquidated

25.9. Name: ***St. Petersburg Telecommunication Centre Closed Joint-Stock Company***
Place of business: ***24, Bolshevikov pr., St. Petersburg, Russia***
Mailing address: ***30/32, 3-liniya, Vasilyevsky Ostrov, St. Petersburg, 199053***
Issuer's share in the authorized capital of the corporation: ***51.88 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.9.1. ***Oleg Vladimirovich Vorobyov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.9.2. ***Yelena Vladimirovna Gorlinskaya***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0011 %***

25.9.3. ***Vladimir Ilyich Rusin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.032 %***

25.9.4. ***Alexandr Alexandrovich Vavilin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.9.5. ***Nikolay Ivanovich Guk***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.9.6. ***Igor Nikolayevich Samylin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.9.7. ***Alla Yefimovna Frid***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.005 %***

25.9.8. ***Gunnulf Martenson***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.9.9. ***Alexandr Alexandrovich Gogol***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

25.9.10. ***V.I.Danilov***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.9.11. ***N.I. Kalinina***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.9.12. ***V.V. Selyaninov***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.9.13. ***I.P. Bantikova***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.10. Name: ***Kolatelecom Closed Joint-Stock Company***
Place of business: ***Murmansk, Russia***
Mailing address: ***43, pr. Lenina, Murmansk, 183709***
Issuer's share in the authorized capital of the corporation: ***50 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.10.1. ***Vyacheslav Anatolyevich Zaring***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.10.2. ***Alexandr Alexeyevich Khlyzov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.10.3. ***Tatyana Viktorovna Rusinova***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.002 %***

25.10.4. ***Alexandr Alexeyevich Khlyzov***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.11. Name: ***NEVA KABEL Closed Joint-Stock Company***
Place of business: ***8 proyezd, 9 kvartal, Promzona Parnas, St. Petersburg, 194292***
Mailing address: ***8 proyezd, 9 kvartal, Promzona Parnas, St. Petersburg, 194292***
Issuer's share in the authorized capital of the corporation: ***48.97 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.11.1. ***Yury Lvovich Matveyev***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.11.2. ***Stefan Vidomski***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.11.3. ***Timo Puhakka***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.11.4. ***Toivo Erik Victor Lindfors***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.11.5. ***Alexandr Abramovich Sysoyev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0376 %***

25.11.6. ***Yuriy Konstantinovich Rudov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.12. Name: ***Delta Telecom Closed Joint-Stock Company***
Place of business: ***22 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Mailing address: ***22 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Issuer's share in the authorized capital of the corporation: ***43.12 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.12.1. ***Victor Ivanovich Ustyuzhanin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.12.2. ***D.G. Kromsky***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.12.3. ***A.N. Volkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.12.4. ***Igor Fyodorovich Golikov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.12.5. ***Self K. Gart***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.12.6. ***Krasny Mitchell G.***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

25.12.7. ***Sergey Vladimirovich Soldatenkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0024 %***

25.12.8. ***Victor Ivanovich Ustyuzhanin***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.13. Name: ***Commercial Television and Radio Closed Joint-Stock Company***
Place of business: ***3, Academician Pavlov ul., St. Petersburg, 197022***
Mailing address: ***3, Academician Pavlov ul., St. Petersburg, 197022***
Issuer's share in the authorized capital of the corporation: ***40 %***
Share of the party in the Issuer's authorized capital: ***no share***
The Organization is being liquidated

25.14. Name: ***Medexpress Insurance Closed Type Joint-Stock Company***
Place of business: ***2, ul. Malaya Konyushennaya, Saint Petersburg Russia***
Mailing address: ***2, ul. Malaya Konyushennaya, St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***34.59 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.14.1. ***Nataliya Yuryevna Shumilova***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.14.2. ***Vladimir Grigoryevich Kaufman***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.14.3. ***Grigory Borisovich Chernyak***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.04 %***

25.14.4. ***Frieder Booble***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.14.5. ***Yury Alexandrovich Bilibin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.14.6. ***Gerhard Jurka***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.14.7. ***Lidiya Tomovna Beryozka***
Duties of the official: ***Member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

25.14.8. ***Sergey Vladimirovich Zazimko***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.14.9. ***Nataliya Yuryevna Shumilova***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.15. Name: ***Kaliningrad Mobile Networks Closed Joint-Stock Company***
Place of business: ***Kaliningrad, Russia***
Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016***
Issuer's share in the authorized capital of the corporation: ***33.5 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.15.1. ***Samoil Davidovich Moldavskiy***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.15.2. ***Oleg Khavshabovich Avdysh***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.15.3. ***Mikhail Valentinovich Krasilnikov***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.15.4. ***N.S. Shkoruta***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.15.5. ***Victor Abramovich Limenes***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.002 %***

25.15.6. ***Jacob Gerd***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.15.7. ***Samoil Davidovich Moldavskiy***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.16. Name: ***WestBaltTelecom Closed Joint-Stock Company***
Place of business: ***Kaliningrad, Russia***
Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016***
Issuer's share in the authorized capital of the corporation: ***28 %***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

25.16.1. ***Yury Alexandrovich Kornietsky***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.16.2. ***P.V. Mikhaylevsky***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.16.3. ***Samoil Davidovich Moldavskiy***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.16.4. ***Olga Yakovlevna Blynskaya***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.16.5. ***Jacob Gerd***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.16.6. ***Samoil Davidovich Moldavskiy***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.16.7. ***Olga Yakovlevna Blynskaya***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.16.8. ***Yury Borisovich Goykhman***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.16.9. ***Stanislav Vilyevich Alterman***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.16.10. ***Igor Fyodorovich Vdovin***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.17. Name: ***Octagon Technologies Closed Joint-Stock Company***
Place of business: ***pom. 12-H, 29, Ligovsky pr., St. Petersburg, 193036***
Mailing address: ***pom. 12-H, 29, Ligovsky pr., St. Petersburg, 193036***
Issuer's share in the authorized capital of the corporation: ***26.4 %***
Share of the party in the Issuer's authorized capital: ***no share***
The Organization is being liquidated

25.18. Name: ***Tele-Nord Open Joint-Stock Company***

Place of business: ***Murmansk, Russia***
Mailing address: ***5, ul. Samoylovoy, Murmansk, 183038***
Issuer's share in the authorized capital of the corporation: ***25 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.18.1. ***Sergey Alexandrovich Nekrasov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.007 %***

25.18.2. ***E.A. Kondratkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.18.3. ***Sergey Evgenyevich Uzkiy***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.18.4. ***Sergey Evgenyevich Uzkiy***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.19. Name: ***Dancell Closed Type Joint-Stock Company***
Place of business: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Mailing address: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Issuer's share in the authorized capital of the corporation: ***23.65 %***
Share of the party in the Issuer's authorized capital: ***no share***
The Organization is being liquidated

25.20. Name: ***Non-bank crediting organization Northern Clearing Chamber Closed Joint-Stock Company***
Place of business: ***Arkhangelsk, Russia***
Mailing address: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***19.97 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.20.1. ***Vladimir Ivanovich Belokaminskiy***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.081 %***

25.20.2. ***Alexandr Nikolayevich Preminin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.20.3. ***Alexandr Ivanovich Gladkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.20.4. ***Alexandr Anatolyevich Kalinin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

25.20.5. ***Vladimir Alexandrovich Kolomentsev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.20.6. ***Vladimir Anatolyevich Strezhnev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.20.7. ***Vitaliy Lvovich Chebotov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.20.8. ***Alexandr Nikolayevich Preminin***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21. Name: ***OJSC Commercial Bank The St. Petersburg Bank of Reconstruction and Development***
Place of business: ***14, Izmailovsky pr., St. Petersburg, 198052***
Mailing address: ***14, Izmailovsky pr., St. Petersburg, 198052***
Issuer's share in the authorized capital of the corporation: ***18.3 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.21.1. ***Dmitry Vladimirovich Pankin***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.2. ***Victor Yuryevich Krotov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.3. ***Yury Alexandrovich Bilibin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.4. ***Igor Fyodorovich Golikov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.5. ***Maya Mikhaylovna Semchenko***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.6. ***Irina Vladimirovna Golovchenko***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.7. ***Vera Konstantinovna Losina***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.8. ***Irina Vladimirovna Malysheva***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.9. ***Yuliya Olegovna Barinova***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.10. ***Alexandr Borisovich Rachkov***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.11. ***Galina Nikolayevna Umarova***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22. Name: ***Telecominvest Open Joint-Stock Company***
Place of business: ***St. Petersburg, Russia***
Mailing address: ***24, ul. B. Morskaya, St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***15 %***
Share of the party in the Issuer's authorized capital: ***0.007 %***
Officials:

25.22.1. ***Valery Nikolayevich Yashin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.172 %***

25.22.2. ***Vladimir Alexandrovich Akulich***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.3. ***Sergey Vladimirovich Soldatenkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0024 %***

25.22.4. ***Alexandr Abramovich Sysoyev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.023 %***

25.22.5. ***Peter Schuhardt***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.6. ***Annika Christianson***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.7. *Uve Jensen*
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.8. ***Bo Magnusson***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.9. ***Andrey Victorovich Mikhailenko***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.10. ***Alexandr Nikolayevich Volkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.11. ***Igor Nikolayevich Samylin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.12. ***Alexandr Nikolayevich Nyago***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.13. ***A.N. Nichiporenko***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.14. ***Zh.I. Soboleva***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.15. ***A.A.Malygayev***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.16. ***A.O. Klimov***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.17. ***A.N. Volkov***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.23. Name: ***North-West Telecombank Closed Joint-Stock Company***
Place of business: ***12, Baskov per., St. Petersburg, 191014***
Mailing address: ***12, Baskov per., St. Petersburg, 191014***
Issuer's share in the authorized capital of the corporation: ***14.23 %***

Share of the party in the Issuer's authorized capital: ***0.04 %***

Officials:

25.23.1. ***Yury Alexandrovich Bilibin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.23.2. ***Alexandr Nikolayevich Nyago***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.23.3. ***Irina Vladimirovna Golovchenko***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.23.4. ***Sergey Vladimirovich Soldatenkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0024 %***

25.23.5. ***Vitaly Gennadyevich Savelyev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.23.6. ***Yury Igorevich Novikov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.23.7. ***Vera Konstantinovna Losina***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.23.8. ***Galina Sergeyevna Beloglazova***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.23.9. ***Alexey Vitalyevich Boriskin***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.23.10. ***Roman Borisovich Ivanitsky***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.23.11. ***Vladimir Vasilyevich Pinchuk***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.23.12. ***Alexandr Petrovich Chaikin***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.23.13. ***Andrey Alexeyevich Gaiduk***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.24. Name: ***FORE Closed Joint-Stock Company***
Place of business: ***6 ul. Marata, St. Petersburg, Russia***
Mailing address: ***120, pr. Obukhovskoy Oborony, St. Petersburg, 193012***
Issuer's share in the authorized capital of the corporation: ***13.3 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.24.1. ***Mikhail Izralyevich Fux***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.24.2. ***Natalya Mikhailovna Puzyryova***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.24.3. ***Alexandr Alexandrovich Klyushkin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.25. Name: ***VISA Closed Joint-Stock Company***
Place of business: ***11, Sapyorny per., St. Petersburg, 191014***
Mailing address: ***11, Sapyorny per., St. Petersburg, 191014***
Issuer's share in the authorized capital of the corporation: ***10 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.25.1. ***Victor Andreyevich Rozov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.25.2. ***Nikolay Valeryevich Sivach***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.25.3. ***Anatoly Borisovich Khrenov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.25.4. ***Alexandr Viktorovich Rozov***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.26. Name: ***Rostelegraph Closed Joint-Stock Company***
Place of business: ***7, ul. Tverskaya, Moscow, 103375***
Mailing address: ***7, ul. Tverskaya, Moscow, 103375***
Issuer's share in the authorized capital of the corporation: ***7.84 %***

Share of the party in the Issuer's authorized capital: ***no share***

Officials:

25.26.1. ***Nikolay Alexandrovich Zhakov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.26.2. ***Vaagn Artavazdovich Martirosyan***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.26.3. ***Alik Iosifovich Sazer***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.26.4. ***Valery Alexandrovich Romanov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.26.5. ***Alla Yefimovna Frid***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.005 %***

25.26.6. ***Victor Ivanovich Prilipko***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.26.7. ***Pavel Alexandrovich Ryazantsev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.26.8. ***Nikolay Mikhailovich Snegiryov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.26.9. ***Nikolay Nikolayevich Tarasenko***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.27. Name: ***Kit Closed Type Joint-Stock Company***
Place of business: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***
Mailing address: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***
Issuer's share in the authorized capital of the corporation: ***6.97 %***
Share of the party in the Issuer's authorized capital: ***no share***
The Organization is being liquidated

25.28. Name: ***TD-Telecom Closed Joint-Stock Company***
Place of business: ***Arkhangelsk, Russia***
Mailing address: ***8, Voskresenskaya ul. 6th floor, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***6.7 %***

Share of the party in the Issuer's authorized capital: ***no share***

Officials:

25.28.1. ***Vladimir Ivanovich Belokaminskiy***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.081 %***

25.28.2. ***Sergey Arkadyevich Surovtsev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.019 %***

25.28.3. ***Nina Ivanovna Bakina***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.28.4. ***Nikolay Mikhaylovich Vanichev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.00005 %***

25.28.5. ***Nataliya Sergeyevna Sinkova***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.28.6. ***Nataliya Sergeyevna Sinkova***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

26. Other affiliated parties of the Issuer

26.1. Name: ***Dagestan Open Joint-Stock Company for Communication and Informatics***
Place of business: ***1, pr-t Lenina, Makhachkala, the Republic of Dagestan, 367012***
Mailing address: ***1, pr-t Lenina, Makhachkala, the Republic of Dagestan, 367012***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.2. Name: ***Mobile Telecommunications Closed Joint-Stock Company***
Place of business: ***55, ul. Plyushchikha, building 2, Moscow, 119121***
Mailing address: ***22, ul. Marxistskaya, building 2, Moscow, 109147***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.3. Name: ***RusLeasingSvyaz Closed Joint-Stock Company***
Place of business: ***6, 2nd Spasonalivkovsky per., Moscow, GSP V-49, 119991***
Mailing address: ***6, 2nd Spasonalivkovsky per., Moscow, 117909***
Issuer's share in the authorized capital of the corporation: ***3.65 %***
Share of the party in the Issuer's authorized capital: ***no share***

26.4. Name: ***Startcom Closed Joint-Stock Company***
Place of business: ***6, 2nd Spasonalivkovsky per., GSP-1, Moscow, 119991***
Mailing address: ***26, ul. Zoologicheskaya, building 2, Moscow, 123242***
Issuer's share in the authorized capital of the corporation: ***no share***

Share of the party in the Issuer's authorized capital: ***no share***

26.5. Name: ***VolgaTelecom Open Joint-Stock Company***
Place of business: ***The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000***
Mailing address: ***The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.6. Name: ***Giprosvyaz Open Joint-Stock Company***
Place of business: ***11, ul. 3rd Khoroshevskaya, Moscow, 123298***
Mailing address: ***11, ul. 3rd Khoroshevskaya, Moscow, 123298***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.7. Name: ***Far-East Company of Electric Communication – Open Joint-Stock Company***
Place of business: ***57, ul. Svetlanskaya, Vladivostok, 690600***
Mailing address: ***57, ul. Svetlanskaya, Vladivostok, 690600***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.8. Name: ***Lensvyaz Open Joint-Stock Company***
Place of business: ***61, ul. B. Morskaya, St. Petersburg, Russia, 190000***
Mailing address: ***61, ul. B. Morskaya, St. Petersburg, Russia, 190000***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.9. Name: ***Sibirtelecom Open Joint-Stock Company***
Place of business: ***5, ul. Lenina, Novosibirsk, 630099***
Mailing address: ***5, ul. Lenina, Novosibirsk, 630099***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.10. Name: ***Uralsvyazinform Open Joint-Stock Company***
Place of business: ***68, ul. Lenina, Perm, 614096***
Mailing address: ***68, ul. Lenina, Perm, 614096***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.11. Name: ***Central Telecommunication Company - Open Joint-Stock Company***
Place of business: ***23, ul. Proletarskaya, Khimki, Moscow Oblast, 141400***
Mailing address: ***6, Degtyarny pereulok, building 2, Moscow, GSP, 103604***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.12. Name: ***Tsentralny Telegraph Open Joint-Stock Company***
Place of business: ***7, ul. Tverskaya, Moscow, 103375***
Mailing address: ***7, ul. Tverskaya, Moscow, 103375***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***0.0011 %***

26.13. Name: ***Southern Telecommunication Company - Open Joint-Stock Company***
Place of business: ***66, ul. Karasunskaya, Krasnodar, 350000***
Mailing address: ***66, ul. Karasunskaya, Krasnodar, 350000***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.14. Name: ***Rostelecom Open Joint-Stock Company for long-distance electric communication***
Place of business: ***5, ul. Delegatskaya, Moscow, 103091***
Mailing address: ***5, ul. Delegatskaya, Moscow, 103091***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.15. Name: ***Kostroma City Telephone Network Open Joint-Stock Company***
Place of business: ***6, ul. Gagarina, Kostroma, 156023***
Mailing address: ***6, ul. Gagarina, Kostroma, 156023***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.16. Name: ***Moscow City Telephone Network Open Joint-Stock Company***
Place of business: ***6/2 Degtyarny per., Moscow, 103804***
Mailing address: ***6/2 Degtyarny per., Moscow, 103804***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.17. Name: ***Svyaz Open Joint-Stock Company of the Komi Republic.***
Place of business: ***60, ul Lenina, Syktyvkar, Komi Republic, Russia***
Mailing address: ***60, ul Lenina, Syktyvkar, Komi Republic, Russia, GSP-1, 167981***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

27. Share of Issuer's participation in the authorized capital of affiliated corporations

See clauses 24, 25, 26

28. Share of Issuer's affiliated parties', their promoters' and officials' participation in the authorized capital of the Issuer

See clauses 24, 25, 26

29. Parties having 5 and more per cent of votes in the supreme management body of the Issuer

Name: ***Investment Communication Company Open Joint-Stock Company***
Share: ***50.844 %***

Name: ***Branswick UBS Warburg Nominees Closed Joint-Stock Company***
Share: ***14.42 %***

Name: ***Depository Clearing Company – Closed Joint-Stock Company***
Share: ***7.04 %***

Name: ***Lindsell Enterprises Limited***
Share: ***6.29 %***

Name: *ZAO ING-Bank (Eurasia) Closed Joint-Stock Company*
Share: *5.73 %*

30. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations.

Organization: ***Iskra - the Association of Operators of the Federal Business Servicing Network (BSN)***

Place and functions of the Issuer in the organization: ***The OJSC North-West Telecom is a participant in the Iskra BSN Association from November 28, 2001 pursuant to the decision of the Extraordinary Meeting of the Company's Shareholders.***

As a member of the Association, the Company has the following functions:

1. Participation in the management of the Association

2. Representing the Association in its operation regions

3. Paying annual target fees in due time, the amount of the fees being determined by the General Meeting of the Members

4. Providing information required to resolve issues related to the operation of the Association

According to the Articles of Association, the basic tasks of the Association are:

- Facilitating the development of a Mutually Coordinated Communication Network of the Russian Federation

- Facilitating the development of the leased Federal Business Servicing Network Iskra (hereinafter referred to as Iskra BSN)

- Facilitating the provision of the needed volume and quality of up-to-date communication services rendered to customers in Russia

- Facilitating the development of the research, technical, economic and organizational bases of Iskra BSN

- Facilitating the distribution of standardized solutions in creating the Iskra BSN

- Studying and facilitating the coordination of the interests of domestic developers, suppliers and consumers of Iskra BSN's services

- Distributing the advanced experience of digital networks organization in Russia and abroad

- Developing proposals on development of Iskra BSN

- Facilitating the development of the Russian market of communication services, finding the needs of consumers, advertising the capacities and advantages of Iskra BSN

Organization: ***Association of Telecommunication Operators of the North-Western Region of the Russian Federation***

Place and functions of the Issuer in the organization: ***OJSC North-West Telecom is a promoter and a permanent member of the Association. Functions of OJSC North-West Telecom in the Association:***

1. Making contributions to centralized and specialized funds formed by the Association to ensure the formation of funding sources and implementation of regional programmes

2. Funding and crediting on favourable conditions projects and programmes adopted by the Association

3. Participation on a contractual basis in affairs of joint, mixed and other ventures, and market structures established by the Association

4. Assigning to the bodies of the Association the required premises, communication facilities, office facilities, furniture and other office equipment and transport necessary for the Association to achieve the goals established by the incorporation documents.

The Association was founded in September 1996 and includes communication operators from eight regions of Russia - Novgorodtelecom, Artelecom, Murmansktelecom, Electrosvyaz of Pskov

Oblast, Cherepovetskelectrosvyaz, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Kaliningrad Oblast and Electrosvyaz of Vologda Oblast.

Organization: ***Association of Operators of the Federal Cellular Network NMT-450***
Place and functions of the Issuer in the organization: ***The Association was established for the purpose of facilitating the development of the federal public network of mobile radio telephone communication of Russia. OJSC North-West Telecom is a member of the Association.***

31. Issuer's branches and representative offices

Name: ***Artelecom of Arkhangelsk oblast***
Place of business: ***45, Troitsky prospekt, Arkhangelsk, 163061, Russia***
Mailing address: ***45, Troitsky prospekt, Arkhangelsk, 163061, Russia***
Manager: ***Vladimir Ivanovich Belokaminskiy***
Date of opening: ***11.07.2002***
Period of power of attorney: ***31.12.2003***

Name: ***Murmanelectrosvyaz***
Place of business: ***82-a, pr. Lenina, Murmansk, Russia, 183038***
Mailing address: ***82-a, pr. Lenina, Murmansk, Russia, 183038***
Manager: ***Vitaly Stanislavovich Vitman***
Date of opening: ***11.07.2002***
Period of power of attorney: ***31.12.2003***

Name: ***Novgorodtelecom***
Place of business: ***2, ul. Lyudogoshcha, Veliky Novgorod, 173001, Russia***
Mailing address: ***2, ul. Lyudogoshcha, Veliky Novgorod, 173001, Russia***
Manager: ***Nikolay Pavlovich Emelyanov***
Date of opening: ***11.07.2002***
Period of power of attorney: ***31.12.2003***

Name: ***Petersburg Telephone Network***
Place of business: ***24, ul. B. Morskaya, St. Petersburg, Russia***
Mailing address: ***24, ul. B. Morskaya, St. Petersburg, Russia, 191186***
Manager: ***Igor Nikolayevich Samylin***
Date of opening: ***18.12.2001***
Period of power of attorney: ***31.12.2003***

Name: ***Cherepovetselectrosvyaz***
Place of business: ***29, ul. Kommunistov, Cherepovets, Vologda Oblast, 162602, Russia***
Mailing address: ***29, ul. Kommunistov, Cherepovets, Vologda Oblast, 162602, Russia***
Manager: ***Yury Alexandrovich Pochekin***
Date of opening: ***11.07.2002***
Period of power of attorney: ***31.12.2003***

Name: ***Electrosvyaz of Vologda Oblast***
Place of business: ***4, Sovetsky prospekt, Vologda, 160035, Russia***
Mailing address: ***4, Sovetsky prospekt, Vologda, 160035, Russia***
Manager: ***Sergey Ivanovich Fedorin***
Date of opening: ***11.07.2002***
Period of power of attorney: ***31.12.2003***

Name: ***Electrosvyaz of Kaliningrad Oblast***
Place of business: ***24, ul. Bolnichnaya, Kaliningrad, 236024, Russia***
Mailing address: ***24, ul. Bolnichnaya, Kaliningrad, 236024, Russia***
Manager: ***Alexandr Vladimirovich Andreyev***
Date of opening: ***11.07.2002***
Period of power of attorney: ***31.12.2003***

Name: ***Electrosvyaz of the Republic of Karelia***
Place of business: ***5, ul. Dzerzhinskogo, Petrozavodsk, the Republic of Karelia, 185000, Russia***
Mailing address: ***5, ul. Dzerzhinskogo, Petrozavodsk, the Republic of Karelia, 185000, Russia***
Manager: ***Sergey Mikhaylovich Gavryushev***
Date of opening: ***11.07.2002***
Period of power of attorney: ***31.12.2003***

Name: ***Electrosvyaz of Pskov oblast***
Place of business: ***5, Oktyabrsky pr., Pskov, 180000, Russia***
Mailing address: ***5, Oktyabrsky pr., Pskov, 180000, Russia***
Manager: ***Nikolay Alexeyevich Shalnev***
Date of opening: ***11.07.2002***
Period of power of attorney: ***31.12.2003***

32. Number of Issuer's employees

The average number of the Issuer's employees in the period under report, including the personnel of its branches and representative offices: *30,543*

33. Description of Issuer's basic areas of operation

General Trends in the Issuer's Industry (Communication).

In the several recent years the rapid and sustainable development of Russia's communication industry has continued. There is a continuing growth of the communication services volume against the background of general industrial growth. The main reason of the growth is the increasing physical volume of services provided.

Russia's communication industry structure includes local communication operators and long-distance and international communication operators.

Russian regional communication operators install and maintain subscriber communication lines, switch and transmit local communication signals and provide access to long-distance and international networks. Copper cables are normally used for signal transmission between subscribers and local exchanges. In about 90% of cases, communication between city exchanges and regional exchanges is maintained via coaxial conductors.
A typical regional communication operator company organizes the functioning and servicing of the telephone network of a particular region; it provides the services of local telephone communication for subscribers in the region; and provides long-distance and international communication services, using the Rostelecom network.

OJSC Rostelecom is the principal long-distance and international communication operator in Russia. OJSC Rostelecom provides long-distance and international exchange services, ensuring the access of other communication operators to the national network and to international communication channels.

OJSC Svyazinvest is the holding company uniting the controlling stock of most regional communication operators, and the controlling stock of OJSC Rostelecom. At the moment, 50% + 1 share of OJSC Svyazinvest belong to the state which is represented by the Ministry of State Property of the Russian Federation.

Starting from 01.01.1999, the rates of OJSC North-West Telecom for local telephone communication services, such as the monthly subscriber fee and the installation and re-installation fee, have been fixed by the Ministry of Antimonopoly Policy of Russia. The rates for the services of long-distance and international communication are fixed by Rostelecom. Thus, the efficiency of Issuer's business in the future largely depends on the rate policy of the government.

Basic Trends in the Communication Industry

In 2002 OJSC Svyazinvest implemented inter-regional mergers of companies in the framework of the respective federal districts around the largest enterprises of the OJSC Svyazinvest holding company in districts. Such re-organization is to improve the quality of holding company management, to reduce the costs, including those of maintaining the management staff, to increase the market value of the stock and to create the conditions for new investment.

OJSC North-West Telecom is the base company for the merger in the North-Western federal district.

After the merger processes are over, the structure of the OJSC Svyazinvest holding company will be represented by seven telecommunication companies:
OJSC North-West Telecom, OJSC TsentrTelecom, OJSC Uralsvyazinform, OJSC VolgaTelecom, OJSC Dalsvyaz, OJSC Southern Telecommunication Company, OJSC SibirTelecom.

Communication Industry Future Development Forecast

HISTORY OF ISSUER'S FOUNDATION AND BUSINESS

Brief Description of the History of Issuer's Foundation and Business

The enterprise providing telephone communication for St. Petersburg - Petrograd - Leningrad - St. Petersburg was established in 1882 when the rights of arranging and operating telephone communications in St. Petersburg were granted to the international company Bell's Telephones.
In compliance with the Decree of the RF President No. 721 of July 1, 1992 On Organizational Measures for Transformation of State-Run Enterprises ... into Joint-Stock Companies, privatization of the State-Run Leningrad City Telephone Network (LGTS) started.
On July 14, 1992, on the basis of the Order for the LGTS, a privatization commission was formed. From July to September 1992 the foundation documents of the Company were prepared (Articles of Association, Privatization Plan, Property Evaluation Statement, etc.).
On April 8, 1993, Resolution No. 613-r of GKI (State Committee for Property) of RF On Privatization of LGTS was signed.
On May 6, 1993, the Registration Chamber of the St. Petersburg Mayor's Office issued the Certificate of Registration of the Open Type Joint-Stock Company Petersburg Telephone Network (JSC PTN), and on May 31, 1993, the Financial Board of the St. Petersburg Mayor's Office registered the issue of JSC PTN's stock.
In 1996 OTJSC PTN was transformed into OJSC PTN, and respective amendments were introduced to the Articles of Association.

On November 28, 2001, on the basis of a decision of an extraordinary General Meeting of the Shareholders, in the framework of re-organization in the form of affiliation of 8 telecommunication operators of the North-Western region with OJSC PTN, the latter was transformed into OJSC North-West Telecom, and then the respective amendments were introduced to the Articles of Association.

On 17th July 2002 OJSC North-West Telecom was re-registered by the Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg and received its basic registration No.: 1027809169849.

On 31st October 2002 the following companies providing telecommunication services in the territory of the North-Western Federal District were affiliated with OJSC North-West Telecom:

- *Artelecom Open Joint-Stock Company of Arkhangelsk Oblast*
- *Murmanelectrosvyaz Open Joint-Stock Company*
- *Novgorodtelecom Open Joint-Stock Company*
- *Electrosvyaz Open Joint-Stock Company of Pskov Oblast*
- *Cherepovetsectrosvyaz Open Joint-Stock Company*
- *Public Electrosvyaz Open Joint-Stock Company of Vologda Oblast*
- *Electrosvyaz Open Joint-Stock Company of Kaliningrad Oblast*
- *Electrosvyaz Open Joint-Stock Company of the Republic of Karelia.*

Later the affiliation of Open Joint-Stock Company Svyaz of the Komi Republic and Open Joint-Stock Company Lensvyaz is expected.

Goals of Establishing the Issuer

The main goals of establishing the North-West Telecom Open Joint-Stock Company are to organize and provide local telephone services and, starting from December 28, 2000, long-distance and international telephone communication services for subscribers in the territory of St. Petersburg and Leningrad Oblast and after affiliation of 8 telecommunication operators of the North-Western Federal Region, the company provides telecommunication services within all the North-Western Federal Region, excluding Leningrad Oblast and Komi Republic

OJSC North-West Telecom also provides accompanying communication services, such as leasing out channels for data transmission of automated control, telegraph and broadcasting systems, renders radiotelephone communication services and reference services, and Internet access services.

Other Information on Issuer's Activities

The Open Joint-Stock Company North-West Telecom has share holdings in the following companies of St. Petersburg:

Name	*Share in authorised capital of the company*	*Area of activities*
AGTS LLC	*77.00%*	*Communication*
Bona LLC	*51.00%*	*Trading, purchasing, agency, marketing, repairs, construction, production of consumer goods, provision of personal services, procurement, processing and sales of wood and agricultural products*
Northern Clearing Chamber CJSC	*19.97%*	*Payment & settlement systems using the closed electronic system*
Arkhangelsk Television	*0.4%*	*cable television services*

Company OJSC		
Dvinskaya Zemlya OJSC	*2.0%*	*Tourist services*
OJSIC PSB ArkhangelskPromStroyBank	*0.42%*	*banking services and transactions*
TD-Telecom CJSC	*6.7%*	*provision of telephone communication services, agency in GSM services*
Vologda Cellular Communication OJSC	*60%*	*cellular communication services*
WestBaltTelecom	*28%*	*local telephone communication*
Kaliningrad Mobile Networks	*33.5%*	*cellular communication, NMT-450 MHz*
JSCB Baltica	*0.07%*	*banking services*
Morskoy CB	*1.40%*	*banking services*
Tsentrum LLC	*100%*	*restaurant business*
Kolatelecom CJSC	*50.0%*	*provision of the services of long-distance and international communication via dedicated network*
Tele-Nord OJSC	*25%*	*electric and radio communication (cellular radio telephone communication services of the NMT-450 standard)*
ArcticPromStroyBank	*1.2%*	*superposed public distributed network*
Novgorod Datacom CJSC	*52%*	*Internet services*
UCB Novobank	*2%*	*banking services*
Capital OJSC	*4.30%*	*investment activities*
Polycomp LLC	*90%*	*publishing*
AMT LLC	*100%*	*information and financial operations*
SPb Electric Communication Centre CJSC	*54.38%*	*communication specialists training*
Delta Telecom CJSC	*43%*	*cellular communication, NMT-450 MHz*
Medexpress Insurance JSC	*35%*	*voluntary insurance services*
Neva Kabel CJSC	*49%*	*manufacture and sales of TPP telephone cable, with the capacity of 10 to 100 couples according to the technology on NOKIA equipment*
Dancell CJSC	*24%*	*The Company is under liquidation*
Commercial Television and Radio CJSC	*40%*	*The Company is under liquidation*
Telecominvest Open Joint-Stock Company	*15%*	*Holding, holder of blocks of shares of telecommunication companies*
Octagon Technologies CJSC	*26.0%*	*manufacture, development, installation, operation and sale of communication facilities, radio and TV facilities*
SPb Bank of Reconstruction and Development OJSC	*18.30%*	*banking services*
Telecombank CJSC	*14.20%*	*banking services*
Visa CJSC	*10.00%*	*accepting and considering applications for collective and individual business trips to foreign countries; visa support*
Rostelegraph CJSC	*11.84%*	*documentary communication services*
Capitan Non-Governmental Pension Fund	*1.59%*	*extra provision of pensions for citizens*
Alternativa Non-Governmental Pension Fund	*3%*	*The Company is under liquidation*

OJSC RusLeasingSvyaz	*3.65%*	*acquisition of communication equipment and the transfer of it to lessee companies*
MCB Svyaz Bank	*0.37%*	*banking services*
SPb Teleport CJSC	*1%*	*Creating, operating and developing the SPb Teleport*
KIT CJSC	*6.79%*	*The Company is under liquidation*
FORE CJSC	*13.30%*	*foodstuff production*
KAD SPb OJSC	*1.74%*	*construction of the protection facilities and the ring motor road around St. Petersburg*
Pagetelecom LLC	*100%*	*paging communication services*

BASIC PRODUCTS (SERVICES)

Description of basic products (services) that have produced over 10% of the Issuer's sales (receipts) volume

The basic products (services) of OJSC North-West Telecom, that have produced over 10% of the sales, are services of telephone communication for individuals and organizations in the territory of St. Petersburg and in some territories of Leningrad Oblast and since November 2002 - in the territories of the whole North-Western region.

The income of OJSC North-West Telecom from the basic services is formed on the basis of the monthly subscriber fee for the use of the telephone. The dynamics of income from the basic services and its share in the total volume of sales of OJSC North-West Telecom for the years 2000, 2001 and 2002 are shown below.

	2000		*2001*		*2002*	
	thousand roubles	*%*	*thousand roubles*	*%*	*thousand roubles*	*%*
Subscriber fee	*1315950*	*72.7*	*1544916.2*	*40.3*		

Exported products (services)
2000
Exported products (services) none
2001
Exported products (services) none
2002
Exported products (services) none

OJSC North-West Telecom does not deal with export of products (services).

BASIC AREAS OF BUSINESS AND THEIR SHARE IN THE TOTAL VOLUME OF SALES

According to the Articles of Association of OJSC North-West Telecom, the basic areas of the Company's business are:

1. Providing services to the authorities and management bodies, as well as to other corporations and individuals in the field of telecommunications.

2. Creating and operating backbone networks, regional (area) and local telecommunication networks, as well as control and signaling facilities.

3. Design, introduction and operation of the telecommunication network for transmission of various kinds of information (voice data transmission, facsimile and cable transmission, other types), as well as organization and operation of the telematic service (Telex, Videotex, Telefax, e-mail) on the basis of digital transmission and switching systems.

4. Gas facilities operation.

5. Organization of warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones.

6. Design, development and implementation of advanced technologies in various industrial areas.

7. Production and sales of components and spare parts for various systems, mechanisms and devices.

8. Design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing, hotels, camping sites and motels.

9. Production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials.

10. Procurement, processing and sale of wood, production of joinery and furniture.

11. Design and development of software and dataware for automated systems of various applications.

12. Manufacture, processing and sale of animal and vegetable products, including wild species.

13. Production and sale of consumer goods.

14. Trading, purchasing and commercial agency, including consignment trade.

15. Participation in organization of stock exchanges, commodity exchanges and other exchanges, as well as trading houses both in RF and abroad according to the procedures established by the law.

16. Dealership and brokerage according to the procedures established by the law.

17. Specialists training and further education both in RF and abroad.

18. Creating a network of company shops in RF and abroad.

19. Providing services in the field of:

- tourism, including international and non-traditional tourism;

- cargo and passenger carriages by motor road, railway, by water and by other modes of transport;

- hotel servicing, including motels and camping sites;

- consulting, marketing and engineering;

- information activities, including those in the on-line and off-line modes in compliance with the active law;

- production of advertising facilities; advertising services.

20. Sale and acquisition of patents, inventions and know-hows according to the procedure established by the law.

21. Organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law.

Organization of cultural exchanges without currency payments.

Carrying out work related to the use of data considered a state secret and to provision of services to protect a state secret.

Basic areas of business and their share in the total volume of sales

For the three recent fiscal years, over 10% of receipts from OJSC North-West Telecom's sales were from services in the field of telecommunication, which is the priority area for the Company.

Other areas of Company's business, with which it deals in practice, are mainly auxiliary activities helping in one way or another the priority business of telecommunication services.

Areas of activities:	*Shares in the total income, %*		
	2000	*2001*	*2002*
Telecommunication services	*95.9*	*93.2*	*96.6*
Other areas of business	*4.1*	*6.8*	*3.4*

Prevailing areas of business

OJSC North-West Telecom's prevailing area of business, which has the priority significance, is the business of telecommunication services provision, including provision of local telephone communication services in the territory of St. Petersburg and a number of districts of Leningrad Oblast, and since November 2002 - in the whole territory of the North-Western region.

SOURCES OF RAW MATERIALS, COMPONENTS AND SERVICES

Names of the suppliers, on which over 10% of all inventories supplies fall, their shares in the total volume of supplies

Given below are data on the suppliers, on which over 10% of all inventories fall in the years 1999, 2000 and 2001.

2000
Suppliers, on which over 10% of all inventories supplies fell:
Mitsui & Sumitomo & NEC Co. Ltd. *Share in the total volume of supplies - 35.34%.*

2001
Suppliers, on which over 10% of all inventories supplies fell:
Mitsui & Sumitomo & NEC Co. Ltd. *Share in the total volume of supplies - 54%.*
Elsis *Share in the total volume of supplies - 21%*
Lucent Technologies *Share in the total volume of supplies - 10.32%*

2002
Suppliers, on which over 10% of all inventories supplies fell:
OTJSC Elsis *Share in the total volume of supplies - 18.68%*
CJSC Alcatel *Share in the total volume of supplies -11.4%*

Availability of the sources of raw materials, components and services in the future

Forecasts of the accessibility of material assets sources are estimated as favourable. The key sources of material assets are reliable and long-term partners of the Issuer, whose production activities are aimed at telecommunication companies who are the main consumers.
There are a lot of big manufactures in the market of communication equipment, who make products, provide materials and services of high quality complying with the specifications of the equipment used by the issuer at the moment.

Due to that, OJSC North-West Telecom does not expect any difficulties with the choice of suppliers and supplies of raw materials, components, services and equipment in the course of its further business.

ISSUER's PRODUCTS (JOBS, SERVICES) SALES MARKET

Names of the consumers, on the turnover with which over 10% of all receipts from the sale of products (jobs, services) fall, their share in the total volume of supplies

St. Petersburg is the basic market of the sale of products, jobs and services of OJSC North-West Telecom, and since November 2002 also is the North-Western Federal Region, excluding Leningrad Oblast and Komi Republic

The basic area of OJSC North-West Telecom's business and the source of the Company's income is the provision of communication services.

The share of the operating income was:

In 2000 - 84.3% of the Company's gross operating income;
In 2001 -87.5% of the Company's gross operating income;
In 2002 -97.02% of the Company's gross operating income;

The basic consumers of communication services are private customers, institutions and organizations of St. Petersburg.

Given below are data on the consumers, on which over 10% of all receipts from the sale of products, jobs and services fall in the years 2000, 2001 and 2002.

2000
There are no consumers, on which over 10% of all receipts from the sale of products, jobs and services would fall.

2001
There are no consumers, on which over 10% of all receipts from the sale of products, jobs and services would fall.

2002
There are no consumers, on which over 10% of all receipts from the sale of products, jobs and services would fall.

Because of the peculiarities of OJSC North-West Telecom's business, which is done on a mass scale, there are no such consumers, on which over 10% of the sales volume would fall.

Negative factors that may significantly affect the sale of products, jobs or services by the Issuer

Negative factors that may later significantly affect the sale of products, jobs or services provided by OJSC North-West Telecom include:
I) reduced general solvency of the St. Petersburg's population;
II) deteriorated financial position of enterprises and organizations of St. Petersburg, which will result in increased accounts receivable of OJSC North-West Telecom's communication services consumers.

PRACTICE OF ACTIVITIES IN RESPECT OF RESERVES.
Issuers policy in respect of circulating capital and inventories

Issuer's Inventories and Reserves Policy for the year 2003 is set forth in the Provisions on Accounting Policy of OJSC North-West Telecom for the year 2003.

Extract from the Provisions: Records and evaluation of inventories accepted for accounting raw materials, basic and auxiliary materials, fuel, purchased semi-finished articles and components, spare parts, containers used for products (goods) packaging and transportation, and other material resources shall comply with PBU (Accounting Rules) 5/98 'Inventories Accounting', approved by the Order of the Ministry of Finance of RF, dated 15.06.98. No. 25n.

The inventories turnover ratio (ITR) reflecting the inventories use rate is calculated as follows:
ITR = (line 020 + line 030 + line 040 (form 2 of the accounting report) / ((Ib + Ie)/2)

where Ib is the value of inventories as of the beginning of the period (line 210 (form 1 of the accounting report)),
and Ie is the value of inventories as of the end of the period (line 210 (form 1 of the accounting report))

To calculate the duration of one cycle of inventories turnover in days, 365 days must be divided by the factor ITR.

SEASONAL NATURE OF BUSINESS

OJSC North-West Telecom's prevailing area of business, which has the priority significance for gaining income, is the business of local telephone communication services in the territory of St. Petersburg, and since November 2002 - in the whole territory of the North-Western region (see the 'Share of the operating income' section) with tariff income.
In compliance with the active Price List of OJSC North-West Telecom, the tariff income has been established and is exacted on a monthly basis, the rate amount being fixed.
Thus, the business of OJSC North-West Telecom and its share in the total income are not of seasonal nature.

FUTURE OBLIGATIONS
Issuer's future essential obligations
Future essential obligations of OJSC North-West Telecom are related to supplies of up-to-date digital equipment for the continuing upgrading of the St. Petersburg general-use telephone network and the forthcoming transition to time billing of local calls in the form of fulfilling the obligations under the earlier received tied credits from suppliers.

Given below are data on the equipment suppliers with whom OJSC North-West Telecom is bound by future obligations.

Supplier	Type of equipment
Mitsui & Sumitomo & NEC Co. Ltd.	SDH data transmission system
DSC Communications	subscriber access equipment
NOKIA	switching equipment
Lucent Technologies	telecommunication equipment
Elsis	telecommunication equipment
Alcatel	telecommunication equipment

In compliance with the contracts that have been made and the agreements that have been achieved, obligations of OJSC North-West Telecom to the said suppliers will be fulfilled in the period from 2001 to 2004 inclusive.

Negative effect that the said obligations may have on the Issuer

The basic problem is related to the risk of rouble's sharp devaluation, as all contracts are denominated in US dollars, and OJSC North-West Telecom receives in fact 100% of its income in roubles, due to which there may arise a situation when there would not be sufficient own funds to fulfil the earlier undertaken obligations.

PRINCIPAL COMPETITORS

Competitive conditions of Issuer's business

In compliance with the decision of the Ministry of Antimonopoly Policy of RF, OJSC North-West Telecom has been recognized a natural monopoly in the field of fixed telephone communication services provision in the territory of St. Petersburg and since November 2002 in the whole territory of the North-Western region and has been entered in the state register of natural monopolies.

Markets in which the Issuer operates or intends to operate

At the moment, OJSC North-West Telecom provides telephone communication services in the territory of St. Petersburg and since November 2002 - in the whole territory of the North-Western region.

Issuer's principal existing and expected competitors

The principal competitor in the field of fixed communication services provision in the territory of St. Petersburg is CJSC PeterStar, an operator of the digital superimposed telephone network in the city, which is connected to the city telephone network system. CJSC PeterStar provides local telephone communication services, long-distance and international communication services to customers, including commercial organizations and individuals. OJSC North-West Telecom has no other essential competitors in the field of fixed communication services provision.

Besides, there are telecommunication companies operating in St. Petersburg, who provide alternative communication services these are mobile communication operators (CJSC Delta Telecom, CJSC North-West GSM, CJSC St. Petersburg Telecom) providing mobile telephone communication services. At the moment, these companies cannot be considered as competitors, as they provide communication services in a different price zone; however, if and when prices of the traditional and mobile communication become closer to each other, they may become serious competitors of OJSC North-West Telecom.
After re-organization through affiliation of OJSC SPb MMT and OJSC SPb Telegraph with it, OJSC North-West Telecom has new competitors working in the field of long-distance and international communication, as well as data transmission services. The main competitors working in long-distance and international communication services, as well as data transmission services, are such alternative communication operators as:

- *Comincom Open Joint-Stock Company*
- *St. Petersburg Teleport Closed Joint-Stock Company*
- *PeterStar Closed Joint-Stock Company*
- *Teleport-TP Closed Joint-Stock Company*
- *North-West ATM Closed Joint-Stock Company*
- *WEST CALL LTD Private Company*
- *ASTELIT Limited Liability Partnership*
- *RTS Open Joint-Stock Company*

· Metrocom Closed Joint-Stock Company

· SCS-Sovintel Limited Liability Partnership

In other regions of the North-Western Federal District, the positions of the companies that could compete with OJSC NWT are much weaker and cannot have any significant influence on the competitive position of OJSC NWT.

RISK FACTORS

Risk factors significantly affecting the business of OJSC North-West Telecom include first of all economic risks:
- the risk of further devaluation of the rouble, taking place at a higher rate than the growth of rates, which, with hard currency debt liabilities of OJSC North-West Telecom, will result in negative exchange rate differences that may lead to losses;
- competitive risks (competition of alternative superimposed network operators) and possible restrictions of the Ministry of Antimonopoly Policy the strong positions of the Issuer in the telecommunication services market of the North-Western region make it possible to consider such risks less important and less probable.

Social risks:
are associated with the possibility of essential changes in the political system and ownership relations in Russia, which may entail curtailment of market relations, including the stock market.

Industry risks:
are the lowest, as, after restructuring of the industry's enterprises included in the Svyazinvest OJSC holding company, OJSC North-West Telecom united several regional operators of the RF entities in the North-Western District. After that the Issuer will become a leading enterprise in the telecommunication industry, with receipts exceeding 10 billion roubles.

Engineering risks:
are associated with the technical condition of Issuer's equipment. OJSC North-West Telecom pays much attention to technical re-equipment, scientific design and investment programmes dedicated to the introduction of new technologies.

Environmental risks:
are the lowest, as the equipment that is used does not essentially affect the natural environment

34. Investment declaration. Description of Issuer's business

To be submitted by investment funds only.

35. Plans of Issuer's future operation.

Plans of Issuer's future operation:
Brief Description of Issuer's Future Operation Plans

In November 2002 eight earlier independent telecommunication companies were affiliated with OJSC North-West Telecom, and the integration process started, which, until 01.11.02 took place in the situation of independent operation of the affiliated companies in compliance with the Provisions on Budgeting approved by those companies. In October the Company considered plans of future operation and basic parameters of the budget for the year 2003.
The united Company has become the major supplier of telecommunication services in the territory of 1.2 MIO sq. m in area with the population of about 12 MIO people, providing services to 3.3 MIO commissioned lines (as of 01.10.02).

At the moment, besides the up-to date digital equipment of telephone centers, digital equipment of telephone exchanges and data transmission systems, OJSC North-West Telecom has a lot of obsolete equipment. The obsolete and worn out equipment does not make it possible to make a qualitatively new step in the development of OJSC North-West Telecom's network - transition to the digital network with a wide range of new services. In this connection, OJSC North-West Telecom's strategy will be aimed at restructuring the network topology and at replacing the obsolete equipment. To solve that task, renovation and re-equipment of switching systems and line structures are planned, as well as expansion of the existing telephone exchanges, renovation of technical premises (renovation of buildings and premises, design, installation of fire-fighting systems, upgrading of gas fire-fighting systems, installation of video monitoring systems) and other operations aimed at replacement and improvement of the obsolete and worn out equipment.

The key tasks to be tackled by the company within the five years to come include:
- satisfying citizens' applications for installation of telephone lines;
- transition to the time-based call billing system throughout the North-Western District of Russia;
- development of extra services (Internet, data transmission, complete set services to business clients);
- increasing the company's share in the markets of new services.

Solving these tasks will require much effort in developing the communication networks infrastructure.
The key areas of developing telecommunication networks of OJSC North-West Telecom are:
- telephone network digitalization;
- creating intelligent networks;
- creating multiservice networks for provision of integrated services;
- digitalization of primary public networks.

OJSC North-West Telecom's financial plans provide for:

- *increasing receipts through increasing the volume of provided services;*
- *reducing the specific value of expenses;*
- *significantly reducing and liquidating the accounts receivable for communication services;*
- *pursuing a flexible rate policy;*
- *attracting new investment.*

The Company development strategy is aimed at spreading to the telecommunication services market throughout the North-Western region of Russia.

Sources of Future Income
According to the business plan of OJSC North-West Telecom, the forecasted gross income of the Company in 2003 is at least 11 billion roubles.

Plans for Organizing, Expanding or Curtailing New Operating Facilities

There are no plans for organization of new operating facilities or their curtailment, the Company will continue its operation under the existing licenses.

The total amount of capital investment aimed at developing the business directly connected with the commissioning of 220,472 lines is 68% of the Investment Plan volume.

Design of New Product Types

No design of new product types is planned by OJSC North-West Telecom: the Company is planning to do its business in the framework of the active licenses.

Upgrading and Renovation of Key Assets

To introduce new equipment, upgrade the obsolete equipment and to improve the operating processes, OJSC North-West Telecom is purchasing and installing modern digital equipment for new electronic type automatic telephone exchanges.

Possible changes in Issuer's business field

OJSC North-West Telecom does not plan any changes in the field of its principal business - provision of communication services in compliance with the active licenses and the Company's Articles of Association.

36. Data on Issuer's authorized capital

The amount of the Issuer's authorized capital is ***937,940,010***

Breakdown of the authorized capital by share categories:
Common stock:
Total (roubles): ***735,917,222***
Share in the Issuer's authorized capital: ***78.461012 %***
Preferred stock:
Total (roubles): ***202,022,788***
Share in the Issuer's authorized capital: ***21.538988 %***

37. Data on the share of the state (municipal entity) in the Issuer's authorized capital.

Share of the Issuer's authorized capital owned by the state (municipality):
Type of ownership: ***federal***
Share: ***0.00365%***
Manager of the block: ***Federal State Unitary Enterprise "All-Russia State Telecasting and Broadcasting Company"***

Issuer's stock holding fixed as state (municipality) property:
there is no such share

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):
not applied

38. Data on announced Issuer's shares.

38.1

Stock category: ***common***
Form of shares: ***registered non-documentary***
Full name of the category/type of announced shares: ***common registered non-documentary shares***
Face value (roubles) ***1***
Number: ***36,517***
Total (roubles): ***36,517***
Floatation conditions: ***The floatation conditions are not defined in the Articles of Association***

38.2

Stock category: ***preferred***

Stock type: ***A***

Form of shares: ***registered non-documentary***

Full name of the category/type of announced shares: ***preferred registered non-documentary type A shares***

Face value (roubles) ***1***

Number: ***64,605***

Total (roubles): ***64,605***

Floatation conditions: ***The floatation conditions are not defined in the Articles of Association***

39. Issuer's essential agreements and commitments

none

40. Issuer's commitments in the field of issuing shares and securities convertible into shares

no such commitments

41. Data on sanctions applied to the Issuer and on its participation in court proceedings and audits

Sanctions applied to the Issuer by the state authorities and the court for the three fiscal years preceding the year of the quarter under report, and for the current year:

Date of sanction: ***17.08.2000***

Authority applying the sanction:

Grounds of applying the sanction: ***Failure to comply with the property registration schedule***

Type of sanction: ***fine***

Amount of sanction (roubles): ***5,000***

Sanction execution progress: ***executed***

Date of sanction: ***20.11.2000***

Authority applying the sanction: ***St. Petersburg State Tax Inspectorate***

Grounds of applying the sanction: ***Extra calculations for the years 1997-2000***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***4,199,501***

Sanction execution progress: ***executed***

Date of sanction: ***24.11.2000***

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees for St. Petersburg***

Grounds of applying the sanction: ***Decision No. 04-31/1097 on Long-Distance International Telephone Company inspection report. Understatement of the profit tax.***

Type of sanction: ***arrears***

Amount of sanction (roubles): ***3,305,515***

Sanction execution progress: ***executed***

Date of sanction: ***24.11.2000***

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees for St. Petersburg***

Grounds of applying the sanction: ***Decision No. 04-31/1097 on Long-Distance International***

Telephone Company inspection report. Understatement of the profit tax.

Type of sanction: ***arrears***
Amount of sanction (roubles): ***5,709,527***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2000***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Monchegorsk***
Grounds of applying the sanction: ***Failure to submit VAT returns in 2000***
Type of sanction: ***Fine on VAT***
Amount of sanction (roubles): ***100***
Sanction execution progress: ***executed***

Date of sanction: ***17.10.2001***
Authority applying the sanction: ***The St. Petersburg and Leningrad Oblast Territorial Board of the Ministry of Antimonopoly Policy of RF***
Grounds of applying the sanction: ***Violation of clause 4, article 17 of the Law on Competition***
Type of sanction: ***fine***
Amount of sanction (roubles): ***2,500***
Sanction execution progress: ***executed***

Date of sanction: ***26.12.2001***
Authority applying the sanction: ***The Federal Commission for Securities Market of RF***
Grounds of applying the sanction: ***Failure to comply with the schedule of submitting the quarterly report of securities Issuer for the 3rd quarter of 2001***
Type of sanction: ***fine***
Amount of sanction (roubles): ***12,000***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No.3 of the Ministry of Taxes and Fees for Vologda oblast, Interdistrict Inspectorate No.7 of the Ministry of Taxes and Fees for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on income tax of individuals***
Amount of sanction (roubles): ***102***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2002***
Authority applying the sanction: ***Interdistrict inspectorate of the Ministry of Taxes and Fees on major tax-payers for Vologda Oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***204***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No.7 of the Ministry of Taxes and Fees***

for Vologda oblast

Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on sales tax***

Amount of sanction (roubles): ***89***

Sanction execution progress: ***executed***

Date of sanction: ***1.01.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No.10 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***

Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on sales tax***

Amount of sanction (roubles): ***-70***

Sanction execution progress: ***withdrawn***

Date of sanction: ***1.01.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No.7 of the Ministry of Taxes and Fees for Vologda oblast***

Grounds of applying the sanction: ***tax inspection report***

Type of sanction: ***Penalty on sales tax***

Amount of sanction (roubles): ***32***

Sanction execution progress: ***executed***

Date of sanction: ***1.01.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No.3 of the Ministry of Taxes and Fees for Vologda oblast***

Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on the tax on environment pollution***

Amount of sanction (roubles): ***176***

Sanction execution progress: ***executed***

Date of sanction: ***1.01.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No.10 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***

Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on the tax on environment pollution***

Amount of sanction (roubles): ***-152***

Sanction execution progress: ***withdrawn***

Date of sanction: ***1.01.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No.7 of the Ministry of Taxes and Fees for Vologda oblast***

Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on the Single Social Tax to Social Insurance Fund***

Amount of sanction (roubles): ***3***

Sanction execution progress: ***executed***

Date of sanction: ***1.01.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No.9 of the Ministry of Taxes and Fees***

for Vologda oblast
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on payment to Pension Fund (insurance)***
Amount of sanction (roubles): ***34***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No.9 of the Ministry of Taxes and Fees for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on payment to Pension Fund (accumulation)***
Amount of sanction (roubles): ***1***
Sanction execution progress: ***executed***

Date of sanction: ***8.02.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Kondopoga***
Grounds of applying the sanction: ***Overdue charging under VAT inspection report***

Type of sanction: ***fine***
Amount of sanction (roubles): ***12,089***
Sanction execution progress: ***executed***

Date of sanction: ***10.02.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Kondopoga***
Grounds of applying the sanction: ***Overdue sales tax payment***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***20***
Sanction execution progress: ***executed***

Date of sanction: ***7.03.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Petrozavodsk***
Grounds of applying the sanction: ***Extra charging the profit tax under inspection report***

Type of sanction: ***tax***
Amount of sanction (roubles): ***93,820***
Sanction execution progress: ***executed***

Date of sanction: ***29.03.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees for St. Petersburg***
Grounds of applying the sanction: ***Failure to observe the timing of providing a notice on opening (closing) bank accounts***
Type of sanction: ***fine***
Amount of sanction (roubles): ***45,000***
Sanction execution progress: ***executed***

Date of sanction: ***29.03.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Petrogradskry District of St. Petersburg***

Grounds of applying the sanction: ***VAT, Sales tax on Petrogradsky Telephone Centre***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***5,383***

Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Moskovsky District of St. Petersburg***

Grounds of applying the sanction: ***Decision No. 27/46 on Moskovsky Telephone Centre inspection report. Understatement of the profit tax.***

Type of sanction: ***fine***

Amount of sanction (roubles): ***15,000***

Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Moskovsky District of St. Petersburg***

Grounds of applying the sanction: ***Decision No. 27/46 on Moskovsky Telephone Centre inspection report. Understatement of the profit tax.***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***1,120***

Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Moskovsky District of St. Petersburg***

Grounds of applying the sanction: ***Decision No. 27/46 on Moskovsky Telephone Centre inspection report. Understatement of VAT.***

Type of sanction: ***fine***

Amount of sanction (roubles): ***1,257***

Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Moskovsky District of St. Petersburg***

Grounds of applying the sanction: ***Decision No. 27/46 on Moskovsky Telephone Centre inspection report. Understatement of VAT.***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***1,257***

Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees for St. Petersburg***

Grounds of applying the sanction: ***Decision No. 11-31/438 on inspection report. Understatement of the profit tax***

Type of sanction: ***fine***

Amount of sanction (roubles): ***614,995***

Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees for St. Petersburg***
Grounds of applying the sanction: ***Decision No. 11-31/438 on inspection report. Understatement of the profit tax***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***1,461,811***
Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees for St. Petersburg***
Grounds of applying the sanction: ***Decision No. 11-31/438 on inspection report. Understatement of VAT***
Type of sanction: ***fine***
Amount of sanction (roubles): ***491,850***
Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees for St. Petersburg***
Grounds of applying the sanction: ***Decision No. 11-31/438 on inspection report. Understatement of VAT***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***1,540,933***
Sanction execution progress: ***executed***

Date of sanction: ***25.04.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***Decision No 15-18/4189. Failure to comply with the schedule of submitting returns on tax for the maintenance of law-enforcement authorities.***

Type of sanction: ***fine***
Amount of sanction (roubles): ***800***
Sanction execution progress: ***executed***

Date of sanction: ***25.04.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***Decision No 15-18/4189. Failure to comply with the schedule of submitting returns on property tax.***

Type of sanction: ***fine***
Amount of sanction (roubles): ***31,366***
Sanction execution progress: ***executed***

Date of sanction: ***25.04.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Gatchina district of Leningrad oblast***

Grounds of applying the sanction: ***Decision No 15-18/4189. Failure to comply with the schedule of submitting returns on duty for territory cleaning.***

Type of sanction: ***fine***
Amount of sanction (roubles): ***7,090***
Sanction execution progress: ***executed***

Date of sanction: ***25.04.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***Decision No 15-18/4189. Failure to comply with the schedule of submitting returns on duty for needs of educational institutions.***

Type of sanction: ***fine***
Amount of sanction (roubles): ***644***
Sanction execution progress: ***executed***

Date of sanction: ***30.04.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees for St. Petersburg***
Grounds of applying the sanction: ***Failure to observe the timing of providing a notice on opening (closing) bank accounts***
Type of sanction: ***fine***
Amount of sanction (roubles): ***15,000***
Sanction execution progress: ***executed***

Date of sanction: ***30.04.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Petrozavodsk***
Grounds of applying the sanction: ***Delay in payment of the profit tax***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***39,935***
Sanction execution progress: ***executed***

Date of sanction: ***17.05.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees for St. Petersburg***
Grounds of applying the sanction: ***Under property tax recalculation***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***8,181,734***
Sanction execution progress: ***executed***

Date of sanction: ***24.05.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Petrozavodsk***
Grounds of applying the sanction: ***Under inspection report on the Single Social Tax (medical insurance payments to federal fund)***

Type of sanction: ***penalty***
Amount of sanction (roubles): *7*
Sanction execution progress: ***executed***

Date of sanction: ***24.05.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Petrozavodsk***
Grounds of applying the sanction: ***Under inspection report on the Single Social Tax (regarding the Pension insurance)***

Type of sanction: ***fine***
Amount of sanction (roubles): ***949***
Sanction execution progress: ***executed***

Date of sanction: ***24.05.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Petrozavodsk***
Grounds of applying the sanction: ***Under inspection report on the Single Social Tax (medical insurance payments to territorial fund)***

Type of sanction: ***fine***
Amount of sanction (roubles): ***115***
Sanction execution progress: ***executed***

Date of sanction: ***24.05.2002***
Authority applying the sanction: ***Social Insurance Fund for Petrozavodsk***
Grounds of applying the sanction: ***Under inspection report on the Single Social Tax (social insurance fund)***

Type of sanction: ***fine***
Amount of sanction (roubles): ***136***
Sanction execution progress: ***executed***

Date of sanction: ***30.05.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Pitkyaranta***
Grounds of applying the sanction: ***Delay in payment of the profit tax***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***8***
Sanction execution progress: ***executed***

Date of sanction: ***30.05.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Suoyarvi***
Grounds of applying the sanction: ***Delay in payment of the profit tax***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***17***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***VAT on PTN Company***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***11,344***

Sanction execution progress: ***executed***

Date of sanction: ***30.06.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Kalininsky District of St Petersburg***
Grounds of applying the sanction: ***Road user tax***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***1,407***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Road user tax of Moskovsky Telephone Centre***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***6,809***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Tax on income of individuals at Recreation and Disease Prevention Centre***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***411***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees for St. Petersburg***
Grounds of applying the sanction: ***VAT***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***2,136***
Sanction execution progress: ***executed***

Date of sanction: ***18.07.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Violation of the antimonopoly legislation***
Type of sanction: ***fine***
Amount of sanction (roubles): ***10,000***
Sanction execution progress: ***executed***

Date of sanction: ***8.08.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Belomorsk***
Grounds of applying the sanction: ***Delay in payment of the road user tax***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***10,532***
Sanction execution progress: ***executed***

Date of sanction: ***25.09.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Priozersk district of Leningrad oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule of submitting returns on tax for the maintenance of law-enforcement authorities.***

Type of sanction: ***fine***
Amount of sanction (roubles): ***100***
Sanction execution progress: ***executed***

Date of sanction: ***25.09.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Priozersk district of Leningrad oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule of submitting returns on duty for territory cleaning***

Type of sanction: ***fine***
Amount of sanction (roubles): ***100***
Sanction execution progress: ***executed***

Date of sanction: ***25.09.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Priozersk district of Leningrad oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule of submitting returns on property tax.***

Type of sanction: ***fine***
Amount of sanction (roubles): ***8,295***
Sanction execution progress: ***executed***

Date of sanction: ***25.09.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Property tax of Recreation and Disease Prevention Centre***

Type of sanction: ***fine***
Amount of sanction (roubles): ***2,934***
Sanction execution progress: ***executed***

Date of sanction: ***26.09.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Petrozavodsk***
Grounds of applying the sanction: ***Overdue payment of tax on environment pollution***

Type of sanction: ***fine***
Amount of sanction (roubles): ***81***
Sanction execution progress: ***executed***

Date of sanction: ***26.09.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Petrozavodsk***

Grounds of applying the sanction: ***Overdue payment of VAT for years 2000 - 2001***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***2,859***
Sanction execution progress: ***executed***

Date of sanction: ***26.09.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Petrozavodsk***
Grounds of applying the sanction: ***Overdue sales tax payment***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***415***
Sanction execution progress: ***executed***

Date of sanction: ***30.09.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***VAT on Nekrasovsky Telephone Centre***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***12,056***
Sanction execution progress: ***executed***

Date of sanction: ***1.10.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***1,343***
Sanction execution progress: ***executed***

Date of sanction: ***1.10.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Pskov***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on VAT***
Amount of sanction (roubles): ***1,175***
Sanction execution progress: ***executed***

Date of sanction: ***31.10.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***31,927***
Sanction execution progress: ***executed***

Date of sanction: ***31.10.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on militia tax***
Amount of sanction (roubles): ***1,624***

Sanction execution progress: ***executed***

Date of sanction: ***31.10.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees for St. Petersburg***
Grounds of applying the sanction: ***VAT under additional calculations***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***268,283***
Sanction execution progress: ***executed***

Date of sanction: ***31.10.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees for St. Petersburg***
Grounds of applying the sanction: ***Advertising tax under additional calculations***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***32,512***
Sanction execution progress: ***executed***

Date of sanction: ***31.10.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees for St. Petersburg***
Grounds of applying the sanction: ***Roads user tax under additional calculations***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***63,691***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay tax for maintenance of housing stock and social and cultural sphere objects in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***32,007***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay the Single Social Tax in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***12,767***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Arkhangelsk***

Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay for accident insurance in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***5,194***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Branch of Pension fund for Pskov, Gdov***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***1,149***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Fund of obligatory medical insurance***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***5***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Pskov, for Opochka***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***71***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Opochka***
Grounds of applying the sanction: ***Failure to pay in due time and submit tax returns***

Type of sanction: ***Fines and penalties on income tax***
Amount of sanction (roubles): ***362***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Pskov***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on tax on environment pollution***
Amount of sanction (roubles): ***56***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Pskov***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on land tax***
Amount of sanction (roubles): *73*
Sanction execution progress: ***executed***

Date of sanction: ***4.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***7,864***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on road user tax***
Amount of sanction (roubles): ***76,756***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Fine***
Type of sanction: ***Fine for forest offence***
Amount of sanction (roubles): ***50***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on tax on owners of motor vehicles, on property tax***
Amount of sanction (roubles): ***2,201***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on land tax***
Amount of sanction (roubles): ***4,047***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on the tax on environment pollution***
Amount of sanction (roubles): ***7,015***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***fine***
Type of sanction: ***Fine on the tax on environment pollution***
Amount of sanction (roubles): ***50***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on income tax***
Amount of sanction (roubles): ***17,818***
Sanction execution progress: ***executed***

Date of sanction: ***20.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***520***
Sanction execution progress: ***executed***

Date of sanction: ***25.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Belomorsk***
Grounds of applying the sanction: ***Under inspection report to the Employment Fund***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***1,687***
Sanction execution progress: ***executed***

Date of sanction: ***26.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***fine***
Type of sanction: ***Fine for forest offence***
Amount of sanction (roubles): ***7,414***
Sanction execution progress: ***executed***

Date of sanction: ***28.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***27,511***
Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on VAT***
Amount of sanction (roubles): ***28,880***
Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Severomorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***176***
Sanction execution progress: ***not executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Olenegorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***1,208***
Sanction execution progress: ***not executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Kandalaksha***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty for the profit tax***
Amount of sanction (roubles): ***450***
Sanction execution progress: ***not executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on withdrawn taxes***
Amount of sanction (roubles): ***3,996***
Sanction execution progress: ***not executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***28,962***
Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on the Single Social Tax***
Amount of sanction (roubles): ***6,872***

Sanction execution progress: *executed*

Date of sanction: *1.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Pskov***
Grounds of applying the sanction: ***Return of overcharged payments for the 1st half of 2002 (calculation collation statement)***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***-584***
Sanction execution progress: ***executed***

Date of sanction: *1.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Opochka***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on land tax***
Amount of sanction (roubles): ***3***
Sanction execution progress: ***executed***

Date of sanction: *1.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Opochka***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***395***
Sanction execution progress: ***executed***

Date of sanction: *1.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Velikye Luki, Nevel, Ostrov, Pskov***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***555***
Sanction execution progress: ***executed***

Date of sanction: *11.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***342***
Sanction execution progress: ***executed***

Date of sanction: *11.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***

Amount of sanction (roubles): ***1,493***
Sanction execution progress: ***executed***

Date of sanction: ***16.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***4,187***
Sanction execution progress: ***executed***

Date of sanction: ***17.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Kondopoga***
Grounds of applying the sanction: ***Inspection report for the income of individuals for the years 1999-2000***

Type of sanction: ***fine***
Amount of sanction (roubles): ***50***
Sanction execution progress: ***executed***

Date of sanction: ***23.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Kondopoga***
Grounds of applying the sanction: ***Delay in payment to the Employment Fund***

Type of sanction: ***fine***
Amount of sanction (roubles): ***5***
Sanction execution progress: ***executed***

Date of sanction: ***23.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***5,425***
Sanction execution progress: ***executed***

Date of sanction: ***25.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***2,181***
Sanction execution progress: ***executed***

Date of sanction: ***25.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on property tax***

Amount of sanction (roubles): ***2,714***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate No.5 of the Ministry of Taxes and Fees for Gvardeysk***
Grounds of applying the sanction: ***Delay in payment***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***1,831***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate No.5 of the Ministry of Taxes and Fees for Gvardeysk***
Grounds of applying the sanction: ***Delay in payment***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***290***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate No.5 of the Ministry of Taxes and Fees for Gvardeysk***
Grounds of applying the sanction: ***Delay in payment***

Type of sanction: ***Penalty on tax on income of individuals***
Amount of sanction (roubles): ***1,399***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate No.5 of the Ministry of Taxes and Fees for Gvardeysk***
Grounds of applying the sanction: ***Delay in payment***

Type of sanction: ***Penalty on the Single Social Tax***
Amount of sanction (roubles): ***85***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate No.5 of the Ministry of Taxes and Fees for Gvardeysk***
Grounds of applying the sanction: ***Delay in payment***

Type of sanction: ***Penalty on militia tax***
Amount of sanction (roubles): ***34***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Murmansk***

Grounds of applying the sanction: ***Failure to pay in due time***
Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***24,485***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Olenegorsk***
Grounds of applying the sanction: ***Failure to pay in due time***
Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***692***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Monchegorsk***
Grounds of applying the sanction: ***Failure to pay in due time***
Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***614***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Olenegorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***1,870***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Severomorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***618***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Polyarny***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***56,696***
Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Monchegorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***29***

Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on the tax on environment pollution***
Amount of sanction (roubles): ***4,358***
Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Olenegorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on the tax on environment pollution***
Amount of sanction (roubles): ***5,771***
Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Snezhnogorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***1,655***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Snezhnogorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***4,216***
Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Severomorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***665***
Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Kovdor***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***158***

Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Kovdor***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***571***
Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Kovdor***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on tax on environment pollution***
Amount of sanction (roubles): ***5,771***
Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***22,744***
Sanction execution progress: ***executed***

Date of sanction: ***31.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Moskovsky District of St Petersburg***
Grounds of applying the sanction: ***Tax on income of individuals of Motor depot***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***8,048***
Sanction execution progress: ***executed***

Date of sanction: ***31.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Cherepovets***
Grounds of applying the sanction: ***Failure to pay tax on land in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***232***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Cherepovets***
Grounds of applying the sanction: ***Failure to pay road user tax in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***180***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***4,383***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on militia tax***
Amount of sanction (roubles): ***1,902***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***35,716***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***3,740***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Nevel***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on income tax***
Amount of sanction (roubles): ***74***
Sanction execution progress: ***executed***

Date of sanction: ***2.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Cherepovets***
Grounds of applying the sanction: ***Failure to pay income tax in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***168***
Sanction execution progress: ***executed***

Date of sanction: ***3.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the Single Social Tax***
Amount of sanction (roubles): ***622***
Sanction execution progress: ***executed***

Date of sanction: ***9.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on land tax***
Amount of sanction (roubles): ***272***
Sanction execution progress: ***executed***

Date of sanction: ***9.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on militia tax***
Amount of sanction (roubles): ***4***
Sanction execution progress: ***executed***

Date of sanction: ***9.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***1,914***
Sanction execution progress: ***executed***

Date of sanction: ***14.01.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.1 of the Ministry of Taxes and Fees for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on the profit tax (local budget)***
Amount of sanction (roubles): ***3,143***
Sanction execution progress: ***executed***

Date of sanction: ***14.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on land tax***
Amount of sanction (roubles): ***3,183***
Sanction execution progress: ***executed***

Date of sanction: ***14.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on single tax on imputed income***
Amount of sanction (roubles): ***2***
Sanction execution progress: ***executed***

Date of sanction: ***17.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Petrozavodsk***
Grounds of applying the sanction: ***Delay in payment of the profit tax***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***26,152***
Sanction execution progress: ***executed***

Date of sanction: ***20.01.2003***
Authority applying the sanction: ***Social Insurance Fund for Pitkyaranta***
Grounds of applying the sanction: ***Delay in payment for social insurance***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***9***
Sanction execution progress: ***executed***

Date of sanction: ***27.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Cherepovets***
Grounds of applying the sanction: ***Failure to pay profit tax in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***40***
Sanction execution progress: ***executed***

Date of sanction: ***29.01.2003***
Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry on Taxes and Duties for major tax-payers***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Fine on VAT***
Amount of sanction (roubles): ***280***
Sanction execution progress: ***executed***

Date of sanction: ***29.01.2003***
Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry on Taxes and Duties for major tax-payers***

Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on VAT***
Amount of sanction (roubles): ***903***
Sanction execution progress: ***executed***

Date of sanction: ***29.01.2003***
Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry on Taxes and Duties for major tax-payers***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on the profit tax (federal budget)***
Amount of sanction (roubles): ***9,843***
Sanction execution progress: ***executed***

Date of sanction: ***29.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Petrozavodsk***
Grounds of applying the sanction: ***Delay in payment of Single Social Tax (pension insurance part)***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***421***
Sanction execution progress: ***executed***

Date of sanction: ***30.01.2003***
Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry on Taxes and Duties for major tax-payers***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on the profit tax (federal budget)***
Amount of sanction (roubles): ***28,935***
Sanction execution progress: ***executed***

Date of sanction: ***31.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***Duty for needs of educational institutions of Oblast (Regional) Telephone Centre***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***1,122***
Sanction execution progress: ***executed***

Date of sanction: ***31.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***Duty for maintenance of law-enforcement authorities for Oblast (Regional) Telephone Centre***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***5***

Sanction execution progress: ***executed***

Date of sanction: ***31.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***duty on territory cleaning of Oblast (Regional) Telephone Centre***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***12,186***
Sanction execution progress: ***executed***

Date of sanction: ***31.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***Property tax of Oblast (Regional) Telephone Centre***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***47,169***
Sanction execution progress: ***executed***

Date of sanction: ***31.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Cherepovets***
Grounds of applying the sanction: ***Failure to pay profit tax in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***100***
Sanction execution progress: ***executed***

Date of sanction: ***1.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (property tax)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***305***
Sanction execution progress: ***executed***

Date of sanction: ***1.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Pinega district***
Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (duty for needs of educational institutions)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***284***
Sanction execution progress: ***executed***

Date of sanction: ***1.02.2003***
Authority applying the sanction: ***Interdistrict inspectorate of the Ministry of Taxes and Fees on***

major tax-payers for Vologda Oblast
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on militia tax***
Amount of sanction (roubles): ***59***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on road user tax***
Amount of sanction (roubles): ***16***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***28,231***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on income tax of individuals***
Amount of sanction (roubles): ***15,600***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***41***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on tax on Housing and Communal services***
Amount of sanction (roubles): ***91***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***

Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***penalty on advertising tax***
Amount of sanction (roubles): ***352***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on the Single Social Tax***
Amount of sanction (roubles): ***1,577***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on VAT***
Amount of sanction (roubles): ***259***
Sanction execution progress: ***executed***

Date of sanction: ***20.02.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.10 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty on income tax of individuals***
Amount of sanction (roubles): ***95***
Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***penalty on payment for land***
Amount of sanction (roubles): ***2,665***
Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***penalty in respect of the tax on the use of the Earth's interior***
Amount of sanction (roubles): ***105***
Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on tax on Housing and Communal services***
Amount of sanction (roubles): ***4,603***
Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on tax on owners of motor vehicles***
Amount of sanction (roubles): ***422***
Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***penalty on advertising tax***
Amount of sanction (roubles): ***4,840***
Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on duty for needs of educational institutions***
Amount of sanction (roubles): ***1,038***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***penalty on advertising tax***
Amount of sanction (roubles): ***60***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty on income tax of individuals***
Amount of sanction (roubles): ***1,172***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vologda***
Grounds of applying the sanction: ***failure to submit data***

Type of sanction: ***Fine on income tax of individuals***
Amount of sanction (roubles): ***500***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Fine on Single Social Tax payment to Federal Fund of Obligatory Medical insurance***
Amount of sanction (roubles): ***12***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on payment to Pension Fund (insurance)***
Amount of sanction (roubles): ***523***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on payment to Pension Fund (accumulation)***
Amount of sanction (roubles): ***270***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on Single Social Tax payment to Territorial Fund of Obligatory Medical insurance***
Amount of sanction (roubles): ***381***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.10 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on Single Social Tax payment to Territorial Fund of Obligatory Medical insurance***
Amount of sanction (roubles): ***30***
Sanction execution progress: ***executed***

Date of sanction: *27.02.2003*
Authority applying the sanction: ***Interdistrict Inspectorate No.4 of the Ministry of Taxes and Fees for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty on income tax of individuals***
Amount of sanction (roubles): ***592***
Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (tax on environment pollution)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***1,911***
Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (tax on owners of motor vehicles)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***691***
Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay taxes in due time (land tax)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***1,237***
Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (Single Social Tax)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***1,577***
Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.9 of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk oblast***
Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (duty for needs of educational institutions)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***5,095***
Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.9 of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk oblast***
Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay taxes in due time (for accident insurance)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***39***
Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay taxes in due time (profit tax)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***184***
Sanction execution progress: ***not executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.9 of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk oblast***
Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay taxes in due time (road user tax)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***11,024***
Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay taxes in due time (road user tax)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***101***
Sanction execution progress: ***executed***

Date of sanction: ***17.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Segezha***
Grounds of applying the sanction: ***Delay in payment of the profit tax***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***321***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Interdistrict inspectorate of the Ministry of Taxes and Fees on major tax-payers for Vologda Oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty on payment of Single Social Tax to Social Insurance Fund***
Amount of sanction (roubles): ***8***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.10 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty on payment of Single Social Tax to Social Insurance Fund***
Amount of sanction (roubles): ***38***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty on payment of Single Social Tax to Social Insurance Fund***
Amount of sanction (roubles): ***303***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on payment of Single Social Tax to the Federal Fund of Obligatory Medical Insurance***
Amount of sanction (roubles): ***658***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty to the Pension Fund***
Amount of sanction (roubles): ***1,052***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.10 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty to the Pension Fund***
Amount of sanction (roubles): ***268***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Interdistrict inspectorate of the Ministry of Taxes and Fees on***

major tax-payers for Vologda Oblast
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty to the Pension Fund***
Amount of sanction (roubles): ***76***
Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***575***
Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Admiralteysky district of Saint Petersburg***
Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***27,231***
Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Kurortny district of Saint Petersburg***
Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***1,401***
Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny district of Saint Petersburg***
Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***337,909***
Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Petrogradsky district of Saint Petersburg***
Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***21,342***
Sanction execution progress: ***executed***

Date of sanction: *31.03.2003*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Kalininsky district of Saint Petersburg***
Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***
Amount of sanction (roubles): *271,382*
Sanction execution progress: ***executed***

Date of sanction: *1.04.2003*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Pskov***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***penalty on advertising tax***
Amount of sanction (roubles): *2*
Sanction execution progress: ***executed***

Date of sanction: *1.04.2003*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Moskovsky district of Saint Petersburg***
Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***
Amount of sanction (roubles): *28,293*
Sanction execution progress: ***executed***

Description of the essence of all court proceedings, pending or finished in the quarter under report, that may seriously affect the Issuer's business:

There were no court proceedings in the period in question that might seriously affect the Issuer's business.

Description of the grounds of all inspections of the Issuer, pending or finished in the quarter under report, by state authorities, as well as audits of the Issuer carried out upon request of its participants (shareholders):

No such inspections have been carried out in the quarter under report.

42. Essential facts (events, actions) that took place in the quarter under report

Date of fact (event, action): *14.02.2003*
Code: *0100119A14022003*

Management body, in which the change has taken place: Sole executive body

Full name of the official appointed the acting Sole Executive Body of OJSC North-West Telecom and his/her share in the Authorized Capital:

Alexandr Abramovich Sysoyev share in the Issuer's authorized capital -0.023 %

From the moment the acting Sole Executive Body of OJSC North-West Telecom was appointed, the powers of the Sole Executive Body were terminated in the person of

Alexandr Abramovich Sysoyev *share in the Issuer's authorized capital -0.023 %*

Date, on which the said change took place: February 14, 2003

Authorized body of OJSC North-West Telecom taking the decision: Meeting of Shareholders of OJSC North-West Telecom

Date of fact (event, action): *28.01.2003*
Code: *1300119A28012003*

Date of the meeting of the Board of Directors: January 21, 2003
Form of holding the meeting: absentee
The following persons took part in the meeting:
Chairperson of the Board of Directors:
Valery Nikolayevich Yashin
Members of the Board of Directors:
Yury Alexandrovich Bilibin, Oleg Anatolyevich Lebedinets, Dmitry Vladimirovich Levkovsky, Irina Mikhaylovna Ragozina, Ivan Ivanovich Rodionov, Sergey Vladimirovich Soldatenkov

Number of participants in the meeting out of the total number of the 9 Members of the Board of Directors: 7. There is the quorum for taking decisions.

1. On approving related-party transactions - Contracts of Leasing with OJSC RTK-LEASING
...

1. ISSUES CONSIDERED:
Information of Deputy General Manager in Charge of Financial and Economic Issues A.V. Shalagin on making related-party transactions - Contracts of Leasing with OJSC RTK-LEASING.

DECISION:
1. The related-party transaction Contracts of Movable Property Financial Leasing No.665-204/02 with OJSC RTK-LEASING shall be approved.

2. The related-party transaction Contracts of Movable Property Financial Leasing No.666-204/02 with OJSC RTK-LEASING shall be approved.

3. The related-party transaction Contracts of Movable Property Financial Leasing No.673-204/02 with OJSC RTK-LEASING shall be approved.

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES

IN FAVOUR - 3 (I.M. Ragozina, I.I. Rodionov, V.N. Yashin)
AGAINST - 1 (O.A. Lebedinets)
ABSTENTIONS - 1 (D.V. Levkovsky)

Being the related parties, the following persons shall not vote on the issue:
as related (interested) directors:
Yu. A. Bilibin - Member of the Board of Directors of OJSC North-West Telecom and Member of

the Board of Directors of OJSC RTK-Leasing;
as dependent directors:
S.V. Soldatenkov - the person that has been acting as the Sole Executive Body of OJSC NWT during the last year

Date of fact (event, action): ***14.02.2003***
Code: ***0100119A14022003***

Management body, in which the change has taken place: Management Board

Full names of the parties elected to the management body of OJSC North-West Telecom and shares of the said parties in the authorized capital:

Alexey Vladimirovich Shalagin	***no share in the Issuer's authorized capital***

Date, on which the said change took place: February 14, 2003

Authorized body of OJSC North-West Telecom taking the decision: Board of Directors of OJSC North-West Telecom

Date of fact (event, action): ***14.02.2003***
Code: ***0100119A14022003***

Management body, in which the change has taken place: Board of Directors

Full names of the parties elected to the management body of OJSC North-West Telecom and shares of the said parties in the authorized capital:

Alexandr Abramovich Sysoyev	***share in the Issuer's authorized capital -0.023%***
Sergey Vladimirovich Soldatenkov	***share in the Issuer's authorized capital - 0.0039 %***
Valery Nikolayevich Yashin	***share in the Issuer's authorized capital -0.172%***
Ivan Ivanovich Rodionov	***no share in the Issuer's authorized capital***
Irina Mikhaylovna Ragozina	***no share in the Issuer's authorized capital***
Dmitry Vladimirovich Levkovsky	***no share in the Issuer's authorized capital***
Alexandr Vyacheslavovich Ikonnikov	***no share in the Issuer's authorized capital***
Alexandr Alexandrovich Gogol	***no share in the Issuer's authorized capital***
Benjamin Stefan David Vilkening	***no share in the Issuer's authorized capital***
Yury Alexandrovich Bilibin	***no share in the Issuer's authorized capital***
Vadim Yevgenyevich Belov	***no share in the Issuer's authorized capital***

Chairperson of the Board of Directors - V.N. Yashin

From the moment of election, the powers of the following members of the former Board of Directors have been terminated:

Valery Nikolayevich Yashin	***share in the Issuer's authorized capital- 0.172%***
Anton Igorevich Osipchuk	***no share in the Issuer's authorized capital***

Vadim Yevgenyevich Belov	*no share in the Issuer's authorized capital*
Oleg Anatolyevich Lebedinets	*no share in the Issuer's authorized capital*
Ivan Ivanovich Rodionov	*no share in the Issuer's authorized capital*
Dmitry Vladimirovich Levkovsky	*no share in the Issuer's authorized capital*
Sergey Vladimirovich Soldatenkov	*share in the Issuer's authorized capital - 0.0024 %*
Irina Mikhaylovna Ragozina	*no share in the Issuer's authorized capital*
Yury Alexandrovich Bilibin	*no share in the Issuer's authorized capital*

Date, on which the said change took place: February 14, 2003

Authorized body of OJSC North-West Telecom taking the decision: Extraordinary general meeting of the shareholders of OJSC North-West Telecom

Date of fact (event, action): *14.02.2003*
Code: *1200119A14022003*

Type of General Meeting: joint general meeting (extraordinary)
Form of holding the meeting: joint presence
Date of holding the general meeting: February 14, 2003

As of 01-00 p.m., 1,187 shareholders and their authorized representatives were registered. All in all they had 654,704,106 votes; of them 925 shareholders having all in all 72,715,487 votes are taking part in the meeting by sending filled out ballots to the Company.
The number of votes held by Members of the Board of Directors or officials of the Companys management bodies is 1,336,131;
The number of votes held by the shareholders entitled to vote in respect of issues Nos. 1, 2, 4, 5, 6, 7, 8 and 9 of the agenda of the meeting is 654,704,106, or 88.96 per cent of the total number of floated voting shares of the Company, except for the voting shares acquired (redeemed) by the Company;
The number of votes held by the shareholders entitled to vote in respect of issue No. 3 of the agenda of the meeting (Electing the Auditing Committee of the Company) is 653,367,975 , or 88.78 per cent of the total number of floated voting shares of the Company, except for the shares acquired (redeemed) by the Company and except for the voting shares held by Members of the Board of Directors or officials of the Company's management bodies.
The quorum for taking decisions on issues Nos. 1, 2, 4, 5, 6, 7, and 8 of the agenda of the meeting is ensured by participation of the shareholders holding all in all over 50 per cent of the total number of floated voting shares of the Company, except for the voting shares acquired (redeemed) by the Company.
The quorum for taking a decision on issue No. 3 (Electing the Auditing Committee of the Company) is ensured by participation of the shareholders holding all in all over 50 per cent of the total number of floated voting shares of the Company, except for the shares acquired (redeemed) by the Company and except for the voting shares held by Members of the Board of Directors or officials of the Company's management bodies.
Thus, there is the quorum for taking decisions on all issues of the agenda of the joint general (extraordinary) meeting of the shareholders of OJSC North-West Telecom.

AGENDA

1. Early termination of the powers of the Company's Board of Directors and electing the Company's Board of Directors
2. Early termination of the powers of the Company's General Manager Alexandr Abramovich Sysoyev, appointing the Company's General Manager and establishing the term of his/her office

3. Early termination of the powers of the members of the Auditing Committee of the Company and electing the Company's Auditing Committee

4. Approving the Articles of Association in a new version

5. Approving the Provisions on the Company's general meeting of the shareholders in a new version

6. Approving the Provisions on the Board of Directors of the Company, in new version

7. Approving the Provisions on the Company's Management Board, in new version

8. Payment of remuneration and reimbursement to the members of Company's Board of Directors

9. Payment of remuneration and reimbursement to the members of Company's Auditing Committee

On the first issue of the agenda:

Early termination of the powers of the Company's Board of Directors and electing the Company's Board of Directors

Put forward for voting.
Voting results:
Early termination of the powers of the Company's Board of Directors
IN FAVOUR -650,241,521 votes - 99.32% of the votes taking part in the meeting
AGAINST -72,807 votes - 0.01% of the votes taking part in the meeting
ABSTENTIONS -167,719 votes - 0.03% of the votes taking part in the meeting

DECISION:
1.1. The powers of the of the Company's Board of Directors shall be terminated earlier than initially planned.
1.2. The Board of Directors shall be elected with the following members:

Full name:	IN FAVOUR
1. Vadim Yevgenyevich Belov	610,825,806
2. Yury Alexandrovich Bilibin	612,129,551
3. Wilkening, Benjamin Stephen David	579,081,295
4. Alexandr Alexandrovich Gogol	12,744,773
5. Alexandr Vyacheslavovich Ikonnikov	750,798,911
6. Dmitry Vladimirovich Levkovsky	638,231,838
7. Irina Mikhailovna Ragozina	614,775,923
8. Ivan Ivanovich Rodionov	84,737,507
9. Sergey Vladimirovich Soldatenkov	614,000,086
10. Alexandr Abramovich Sysoyev	552,578,657
11. Valery Nikolayevich Yashin	628,505,547

On the second issue of the agenda:

Early termination of the powers of the Company's General Manager Alexandr Abramovich Sysoyev, appointing the Company's General Manager and establishing the term of his/her office

Put forward for voting.
Voting results:
2.1. Early termination of the powers of the Company's General Manager Alexandr Abramovich Sysoyev.

IN FAVOUR -640,000,238 votes - 97.75% of the votes taking part in the meeting
AGAINST -322,922 votes - 0.05% of the votes taking part in the meeting
ABSTENTIONS -13,716,009 votes - 2.09% of the votes taking part in the meeting

DECISION:
The powers of the Company's General Manager Alexandr Abramovich Sysoyev shall be terminated earlier than initially planned.

2.2. Alexandr Abramovich Sysoyev shall be appointed the Company's General Manager for a period of two years.
IN FAVOUR - 638,975,090 votes - 97.60% of the votes taking part in the meeting
AGAINST - 857,459 votes - 0.13% of the votes taking part in the meeting
ABSTENTIONS - 14,197,884 votes -2.17% of the votes taking part in the meeting

DECISION:
Alexandr Abramovich Sysoyev shall be appointed the Company's General Manager for a period of two years.

On the third issue of the agenda:

Early termination of the powers of the members of the Auditing Committee of the Company and electing the Company's Auditing Committee

Put forward for voting.
Voting results:
Early termination of the powers of the Auditing Committee of the Company

DECISION:
3.1. The powers of the Company's Auditing Committee shall be terminated earlier than initially planned.
IN FAVOUR - 639,587,920 votes -97.69% of the votes taking part in the meeting
AGAINST -89,083 votes - 0.01% of the votes taking part in the meeting
ABSTENTIONS - 13,960,355 votes - 2.13% of the votes taking part in the meeting
3.2. The Auditing committee of the company shall be elected with the following members:

Full name:	*IN FAVOUR*
1. Konstantin Vladimirovich Belyaev	*637,136,384*
2. Lyubov Alexandrovna Greseva	*636,840,963*
3. Elena Alexandrovna Kukina	*636,848,110*
4. Andrey Yakovlevich Lang	*637,233,339*
5. Mariya Leonidovna Pravdina	*637,172,147*
6. Irina Viktorovna Prokofyeva	*637,151,790*
7. Natalia Vladimirovna Fedorova	*637,679,210*

On the fourth issue of the agenda:

Approving the Articles of Association in a new version

Put forward for voting.
Voting results:
IN FAVOUR - 252,436,034 votes - 38.56% of the votes taking part in the meeting

AGAINST - 376,132,069 votes - 57.45% of the votes taking part in the meeting
ABSTENTIONS - 25,529,289 votes - 3.90% of the votes taking part in the meeting

DECISION:
Voting results in respect of the fourth issue of the Agenda show that the Meeting of the Shareholders HAS NOT TAKEN the decision on approving the Company's Articles of Association in the new version.

On the fifth issue of the agenda:

Approving the Provisions on the Company's general meeting of the shareholders in a new version

Put forward for voting.
Voting results:
IN FAVOUR - 628,221,454 votes - 95.96% of the votes taking part in the meeting
AGAINST - 468,676 votes - 0.07% of the votes taking part in the meeting
ABSTENTIONS - 25,556,017 votes - 3.90% of the votes taking part in the meeting

DECISION:
Approving the Provisions on the Company's general meeting of the shareholders, in new version

On the sixth issue of the agenda:

Approving the Provisions on the Board of Directors of the Company in a new version

Put forward for voting.
Voting results:
IN FAVOUR - 627,859,361 votes - 95.90% of the votes taking part in the meeting
AGAINST - 799,032 votes - 0.12% of the votes taking part in the meeting
ABSTENTIONS - 25,589,049 votes - 3.91% of the votes taking part in the meeting

DECISION:
Approving the Provisions on the Board of Directors of the Company in a new version

On the seventh issue of the agenda:

Approving the Provisions on the Company's Management Board in a new version

Put forward for voting.
Voting results:
IN FAVOUR - 627,803,261 votes - 95.89% of the votes taking part in the meeting
AGAINST - 550,487 votes - 0.08% of the votes taking part in the meeting
ABSTENTIONS - 25,892,036 votes - 3.95% of the votes taking part in the meeting

DECISION:
Approving the Provisions on the Company's Management Board in a new version

On the eighth issue of the agenda:

Payment of remuneration and reimbursement to the members of Company's Board of Directors

Put forward for voting.
Voting results:
IN FAVOUR - 637,472,621 votes - 97.37% of the votes taking part in the meeting
AGAINST - 1,514,249 votes - 0.23% of the votes taking part in the meeting
ABSTENTIONS - 14,388,814 votes - 2.20% of the votes taking part in the meeting

DECISION:
THE FOLLOWING SHALL BE APPROVED:
8.1. REMUNERATION TO THE MEMBERS OF COMPANY'S BOARD OF DIRECTORS ACCORDING TO THEIR TERM OF OFFICE:
QUARTERLY - TO EACH MEMBER OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.0065% (ZERO POINT DOUBLE ZERO SIXTY FIVE OF PER CENT) OF THE COMPANY'S PROCEEDS FROM SALES OF GOODS, PRODUCTS, JOBS OR SERVICES FOR THE REPORTING QUARTER ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS;
ANNUAL - FOR ALL MEMBERS OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.4% OF THE NET PROFIT FOR THE YEAR UNDER REPORT ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS.
8.2. AMOUNT OF COMPENSATION TO THE MEMBERS OF COMPANY'S BOARD OF DIRECTORS, EQUAL TO PROVEN EXPENSES RELATED TO THEIR PERFORMANCE OF THE DUTIES OF MEMBERS OF THE BOARD OF DIRECTORS.

On the ninth issue of the agenda:

Payment of remuneration and reimbursement to the members of Company's Auditing Committee

Put forward for voting.
Voting results:
IN FAVOUR - 637,615,925 votes - 97.39% of the votes taking part in the meeting
AGAINST - 1,499,476 votes - 0.23% of the votes taking part in the meeting
ABSTENTIONS - 114,396,386 votes -2.20% of the votes taking part in the meeting

DECISION:
THE FOLLOWING SHALL BE APPROVED:
9.1. AMOUNT OF QUARTERLY REMUNERATION TO EACH MEMBER OF THE COMPANY'S AUDITING COMMITTEE, EQUAL TO 50% OF THE AMOUNT OF THE REMUNERATION PROVIDED FOR EACH MEMBER OF THE COMPANY'S BOARD OF DIRECTORS ON A QUARTERLY BASIS.
9.2. AMOUNT OF COMPENSATION TO THE MEMBERS OF COMPANY'S AUDITING COMMITTEE, EQUAL TO PROVEN EXPENSES RELATED TO THEIR PERFORMANCE OF THE DUTIES OF MEMBERS OF THE AUDITING COMMITTEE.

Date of fact (event, action): *27.03.2003*
Code: *1300119A27032003*

Date of the meeting of the Board of Directors: March 20, 2003
Form of holding the meeting: by attendance

The following persons took part in the meeting:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin

Members of the Board of Directors:

Yury Alexandrovich Bilibin, Benjamin Stephan David Vilkening, Dmitry Vladimirovich Levkovsky, Irina Mikhaylovna Ragozina, Ivan Ivanovich Rodionov, Sergey Vladimirovich Soldatenkov, Alexandr Abramovich Sysoyev, Alexandr Vyacheslavovich Ikonnikov, Alexandr Alexandrovich Gogol. Vadim Yevgenyevich Belov

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

...

7. On approving the terms of Additional Agreement No. 3 to Contract No. 006/02 of 11.06.2002 with CJSC Registrator-Svyaz, in making which one party in interested.

ISSUES CONSIDERED:

The terms of Additional Agreement No. 3 to Contract No. 006/02 of 11.06.2002 with CJSC Registrator-Svyaz, in making which one party in interested.

DECISION:

The terms of Additional Agreement No. 3 to Contract No. 006/02 of 11.06.2002 with CJSC Registrator-Svyaz, in making which one party in interested shall be approved taking into account the accepted comments from the Company.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY.

...

9. On rendering charity aid to the Russian Foundation of the History of Communications as a related-party transaction.

ISSUES CONSIDERED:

On rendering charity aid to the Russian Foundation of the History of Communications as a related-party transaction.

DECISION:

Rendering charity aid to the Russian Foundation of the History of Communications in 2003 for the purpose of funding the renovation and restoration of the building of the Central Museum of Communications named after A.S.Popov (7, ul. Pochtamtskaya, Saint Petersburg) shall be approved.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

43. Data on re-organization of the Issuer, its subsidiaries and affiliates.

Based on and in compliance with the decision on increasing the authorized capital of OJSC North-West Telecom by floating extra common and preferred shares, approved by the extraordinary general meeting of the shareholders of OJSC North-West Telecom of 28th November 2002, Minutes No. 1, and the Agreements of Affiliation approved by the extraordinary general meeting of the shareholders of OJSC North-West Telecom of 28th November 2002, Minutes No. 1, on 26th April 2002 a meeting of the Board of Directors of OJSC North-West Telecom took place with the following agenda:

1. On approving the Decisions on the Issue of Extra Common and Preferred Shares of OJSC North-West Telecom for the purpose of floating by conversion into shares of OJSC North-West Telecom the common and preferred registered shares of the Open Joint-Stock Company Artelecom of Arkhangelsk Oblast.

2. On approving the Decisions on the Issue of Extra Common and Preferred Shares of OJSC North-West Telecom for the purpose of floating by conversion into shares of OJSC North-West Telecom the common and preferred registered shares of the Open Joint-Stock Company Murmanelectrosvyaz .

3. On approving the Decisions on the Issue of Extra Common and Preferred Shares of OJSC North-West Telecom for the purpose of floating by conversion into shares of OJSC North-West Telecom the common and preferred registered shares of the Open Joint-Stock Company Novgorodtelecom.

4. On approving the Decisions on the Issue of Extra Common and Preferred Shares of OJSC North-West Telecom for the purpose of floating by conversion into shares of OJSC North-West Telecom the common and preferred registered shares of the Open Joint-Stock Company Electrosvyaz of Pskov Oblast.

5. On approving the Decisions on the Issue of Extra Common and Preferred Shares of OJSC North-West Telecom for the purpose of floating by conversion into shares of OJSC North-West Telecom the common and preferred registered shares of the Open Joint-Stock Company Cherepovetselectrosvyaz.

6. On approving the Decisions on the Issue of Extra Common and Preferred Shares of OJSC North-West Telecom for the purpose of floating by conversion into shares of OJSC North-West Telecom the common and preferred registered shares of the Open Joint-Stock Company Electrosvyaz of Vologda Oblast.

7. On approving the Decisions on the Issue of Extra Common and Preferred Shares of OJSC North-West Telecom for the purpose of floating by conversion into shares of OJSC North-West Telecom the common and preferred registered shares of the Open Joint-Stock Company Electrosvyaz of Kaliningrad Oblast.

8. On approving the Decisions on the Issue of Extra Common and Preferred Shares of OJSC North-West Telecom for the purpose of floating by conversion into shares of OJSC North-West Telecom the common and preferred registered shares of the Open Joint-Stock Company Electrosvyaz of the Republic of Karelia.

9. On approving the Offering Circular of OJSC PTN.

The decisions were taken unanimously. The said documents have been transferred for state registration to the Federal Commission for the Securities Market of RF in compliance with the standards of the active law.

On 9th October 2002, the Federal Commission for the Securities Market of Russia registered the issues of shares of OJSC North-West Telecom floated for the conversion into them of shares of the 8 affiliated telecommunication companies of the North-Western region.

On 31st October 2002 the shares of 8 affiliated telecommunication companies of the North-Western region were converted into shares of OJSC North-West Telecom, and thus the process of re-organization of the 8 telecommunication operators of the North-West was completed in the form of affiliation of OJSC Artelecom of Arkhangelsk Oblast, OJSC Murmanelectrosvyaz, OJSC Novgorodtelecom, OJSC Cherepovetselectrosvyaz, OJSC Electrosvyaz of the Republic of Karelia, OJSC Electrosvyaz of Kaliningrad Oblast, OJSC Electrosvyaz of Pskov Oblast, and OJSC Electrosvyaz of Vologda Oblast to OJSC North-West Telecom.

On 14th February 2003 a joint general meeting of the shareholders dedicated to the results of re-organization was held, and it was the final stage of OJSC North-West Telecoms re-organization.

44. Extra essential general information on the Issuer

On 17th July 2002 the Inspectorate of the Ministry of the Russian Federation for Taxes and Fees for Tsentralny District of St. Petersburg issued the Certificate of Making an Entry in the Single State Register of Legal Entities on the Legal Entity Registered Before 1st July 2002.

Basic state registration No. - 1027809169849

B. Data on Financial and Economic Operation of the Issuer

45. Annual accounts and reports for the three last fiscal years

See Appendix

46. Issuer's accounts and reports for the quarter under report

See Appendix

47. Facts that have resulted in an increase or decrease of Issuer's assets by more than 10 per cent for the quarter under report

No such facts

Issuer's assets as of the date of the end of the quarter preceding the quarter under report: ***10,622,730 thousand roubles***

Issuer's assets as of the date of the end of the quarter under report: ***14,044,489 thousand roubles***

Facts that have resulted in an increase or decrease of Issuer's assets by more than 10 per cent for the 4th quarter of the last year

No such facts

Issuer's assets as of the date of the end of the 3rd quarter of the last year: ***8,677,537 thousand roubles***

Issuer's assets as of the date of the end of the 4th quarter of the last year: ***10,622,730 thousand roubles***

48. Facts that have resulted in an increase of Issuer's profit (losses) in the quarter under report by more than 20 per cent as compared to the previous quarter

No such facts

Issuer's profit (losses) for the quarter preceding the quarter under report: ***-69,246 thousand roubles***

Issuer's profit (losses) for the quarter under report: ***330,651 thousand roubles***

Facts that have resulted in an increase of Issuer's profit (losses) in the 4th quarter of the last year by more than 20 per cent as compared to the 3rd quarter of the last year.

No such facts

Issuer's profit (losses) for the 3rd quarter of the last year: ***88,242 thousand roubles***

Issuer's profit (losses) for the 4th quarter of the last year: ***-69,246 thousand roubles***

49. Data on forming and using the reserve and other special funds of the Issuer

In 2002, for the purposes of accounting, the accounts receivable exceeding 90 days is fully reserved, while the accounts receivable with the period up to 90 days is not reserved.

The reserve has been calculated in the amount of 100% of doubtful debts and is 663,403 thousand roubles.

As of 31.03.2003, the doubtful accounts receivable reserve was reduced by 105,923 thousand

roubles of the claimed (written off) accounts receivable and made 557,479 thousand roubles and, at the same time, was increased by 84,264 thousand roubles of the new debt.

In compliance with the Federal Law On Joint-Stock Companies, a reserve of 29,375 thousand roubles was created.

50. Issuer's transactions in the quarter under report amounting to 10 and more per cent of Issuer's assets as of the end of the quarter preceding the quarter under report

No such transactions have been made

51. Data on allocation of funds raised by the Issuer as a result of issued securities floatation

There has been no such allocation of funds in the quarter under report.

55. Other essential information on financial and economic activities of the Issuer

Information on the sections "Financial Investment, "Borrowed Funds" and "Debts" is commercial classified information and, therefore, it is not provided, as its disclosure may adversely affect the Issuers competitive capacity.

C. Data on Issuer's Securities

56. Data on Issuer's stock

Issue No.: ***1***

Category: ***common***

Form of securities: ***registered non-documentary***

Face value of one bond of the issue: ***1***

Number of issued securities: ***371,727***

Total amount of the issue: ***371,727***

Data on registration of the issue by the state:

Date of registration: ***31.05.1993***

Registration No.: ***72-1p-471***

Authority of state registration: ***finance authorities***

Floatation method: ***according to the privatization plan***

Period of floatation: ***from 31.05.1993 to 30.09.1996***

Current state of the issue: ***all securities of the issue have been retired (cancelled)***

Number of actually floated securities in compliance with the registered report on the results of the issue: ***371,727***

Data on state registration of the report on the results of the issue:

Date of registration: ***9.10.1996***

Authority of state registration: ***finance authorities***

Restrictions in circulation of the securities of the issue (if any):

none

Market information on the securities of the issue:

There is no trade in securities of this issue, as all the securities of the issue have been cancelled

Extra essential information on the securities of the issue:
none

Issue No.: ***1***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***140,310***
Total amount of the issue: ***140,310***

Data on registration of the issue by the state:
Date of registration: ***31.05.1993***
Registration No.: ***72-1p-471***
Authority of state registration: ***finance authorities***

Floatation method: ***according to the privatization plan***
Period of floatation: ***from 31.05.1993 to 30.09.1996***

Current state of the issue: ***all securities of the issue have been retired (cancelled)***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***140,310***

Data on state registration of the report on the results of the issue:
Date of registration: ***9.10.1996***
Authority of state registration: ***finance authorities***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
There is no trade in securities of this issue, as all the securities of the issue have been cancelled

Extra essential information on the securities of the issue:
none

Issue No.: ***1***
Category: ***preferred***
Stock type: ***B***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***265,421***
Total amount of the issue: ***265,421***

Data on registration of the issue by the state:
Date of registration: ***31.05.1993***
Registration No.: ***72-1p-471***

Authority of state registration: ***finance authorities***

Floatation method: ***according to the privatization plan***
Period of floatation: ***from 31.05.1993 to 30.09.1996***

Current state of the issue: ***all securities of the issue have been retired (cancelled)***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***265,421***

Data on state registration of the report on the results of the issue:
Date of registration: ***9.10.1996***
Authority of state registration: ***finance authorities***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
There is no trade in securities of this issue, as all the securities of the issue have been cancelled

Extra essential information on the securities of the issue:
none

Issue No.: ***2***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***382,288,800***
Total amount of the issue: ***382,288,800***

Data on registration of the issue by the state:
Date of registration: ***16.09.1996***
Registration No.: ***72-1-5986***
Authority of state registration: ***finance authorities***

Floatation method: ***closed subscription***
Period of floatation: ***from 16.09.1996 to 18.02.1997***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***382,288,800***

Data on state registration of the report on the results of the issue:
Date of registration: ***18.02.1997***
Authority of state registration: ***finance authorities***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
Common stock of OJSC PTN is traded in through the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, Section of Corporate Securities of the St. Petersburg Currency Exchange and the Moscow Interbank Currency Exchange

Extra essential information on the securities of the issue:
none

Issue No.: *2*
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***84,186,000***
Total amount of the issue: ***84,186,000***

Data on registration of the issue by the state:
Date of registration: ***16.09.1996***
Registration No.: ***72-1-5986***
Authority of state registration: ***finance authorities***

Floatation method: ***closed subscription***
Period of floatation: ***from 16.09.1996 to 18.02.1997***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***84,186,000***

Data on state registration of the report on the results of the issue:
Date of registration: ***18.02.1997***
Authority of state registration: ***finance authorities***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
Preferred stock of OJSC PTN is traded in through the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, Section of Corporate Securities of the St. Petersburg Currency Exchange and the Moscow Interbank Currency Exchange

Extra essential information on the securities of the issue:
none

Issue No.: ***3***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***

Face value of one bond of the issue: ***1***

Number of issued securities: ***43,200,000***
Total amount of the issue: ***43,200,000***

Data on registration of the issue by the state:
Date of registration: ***10.10.1997***
Registration No.: ***2-03-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***public subscription***
Period of floatation: ***from 10.10.1997 to 29.07.1998***

Current state of the issue: ***the issue of securities has been recognized as invalid***
Date of taking the decision on recognizing the issue invalid: ***8.02.1999***
Authority taking the decision on recognizing the issue invalid: ***Federal Commission for Securities Market of Russia***
Grounds for recognizing the issue invalid: ***there has been no floatation of securities***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
There is no trade in securities of this issue, as the securities issue has been recognized invalid

Extra essential information on the securities of the issue:
none

Issue No.: ***4***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***5,288,520***
Total amount of the issue: ***5,288,520***

Data on registration of the issue by the state:
Date of registration: ***7.12.2000***
Registration No.: ***1-04-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 28.12.2000 to 28.12.2000***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***5,287,564***

Data on state registration of the report on the results of the issue:

Date of registration: ***28.02.2001***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange and at the Moscow Interbank Currency Exchange

Extra essential information on the securities of the issue:
none

Issue No.: ***5***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***1,762,463***
Total amount of the issue: ***1,762,463***

Data on registration of the issue by the state:
Date of registration: ***7.12.2000***
Registration No.: ***2-05-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 28.12.2000 to 28.12.2000***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***1,762,439***

Data on state registration of the report on the results of the issue:
Date of registration: ***28.02.2001***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange and at the Moscow Interbank Currency Exchange

Extra essential information on the securities of the issue:
none

Issue No.: *6*
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***85,483,202***
Total amount of the issue: ***85,483,202***

Data on registration of the issue by the state:
Date of registration: ***7.12.2000***
Registration No.: ***1-06-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 28.12.2000 to 28.12.2000***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***85,480,602***

Data on state registration of the report on the results of the issue:
Date of registration: ***28.02.2001***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange and at the Moscow Interbank Currency Exchange

Extra essential information on the securities of the issue:
none

Issue No.: *7*
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***28,493,803***
Total amount of the issue: ***28,493,803***

Data on registration of the issue by the state:
Date of registration: ***7.12.2000***
Registration No.: ***2-07-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 28.12.2000 to 28.12.2000***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***28,492,412***

Data on state registration of the report on the results of the issue:
Date of registration: ***28.02.2001***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange and at the Moscow Interbank Currency Exchange

Extra essential information on the securities of the issue:
none

Issue No.: ***8***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***55,000,200***
Total amount of the issue: ***55,000,200***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***1-08-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***54,997,606***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:

As of the date of the report trading in securities of the issue take place only in the off-exchange market.

Extra essential information on the securities of the issue:
none

Issue No.: ***8***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***19,338,460***
Total amount of the issue: ***19,338,460***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***2-08-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***18,333,163***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report trading in securities of the issue take place only in the off-exchange market.

Extra essential information on the securities of the issue:
none

Issue No.: ***9***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***62,227,264***
Total amount of the issue: ***62,227,264***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***1-09-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***62,224,850***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report trading in securities of the issue take place only in the off-exchange market.

Extra essential information on the securities of the issue:
none

Issue No.: ***9***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***20,744,994***
Total amount of the issue: ***20,744,994***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***2-09-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***20,730,266***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***

Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report trading in securities of the issue take place only in the off-exchange market.

Extra essential information on the securities of the issue:
none

Issue No.: ***10***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***23,483,244***
Total amount of the issue: ***23,483,244***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***1-10-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***23,455,458***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report trading in securities of the issue take place only in the off-exchange market.

Extra essential information on the securities of the issue:
none

Issue No.: ***10***
Category: ***preferred***
Stock type: ***A***

Form of securities: ***registered documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***7,828,083***
Total amount of the issue: ***7,828,083***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***2-10-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***7,790,694***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report trading in securities of the issue take place only in the off-exchange market.

Extra essential information on the securities of the issue:
none

Issue No.: ***11***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***16,661,708***
Total amount of the issue: ***16,661,708***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***1-11-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***Floatation is over***

Number of actually floated securities in compliance with the registered report on the results of the issue: ***16,660,997***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report trading in securities of the issue take place only in the off-exchange market.

Extra essential information on the securities of the issue:
none

Issue No.: ***11***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***5,554,954***
Total amount of the issue: ***5,554,954***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***2-11-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***5,553,754***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report trading in securities of the issue take place only in the off-exchange market.

Extra essential information on the securities of the issue:

none

Issue No.: ***12***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***38,637,398***
Total amount of the issue: ***38,637,398***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***1-12-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***38,636,440***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report trading in securities of the issue take place only in the off-exchange market.

Extra essential information on the securities of the issue:
none

Issue No.: ***12***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***12,880,669***
Total amount of the issue: ***12,880,669***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***2-12-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***12,878,823***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report trading in securities of the issue take place only in the off-exchange market.

Extra essential information on the securities of the issue:
none

Issue No.: ***13***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***15,611,715***
Total amount of the issue: ***15,611,715***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***1-13-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***15,610,781***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report trading in securities of the issue take place only in the off-exchange market.

Extra essential information on the securities of the issue:
none

Issue No.: ***13***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***5,206,324***
Total amount of the issue: ***5,206,324***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***2-13-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***5,203,638***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report trading in securities of the issue take place only in the off-exchange market.

Extra essential information on the securities of the issue:
none

Issue No.: ***14***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***35,779,574***

Total amount of the issue: ***35,779,574***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***1-14-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***35,779,115***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report trading in securities of the issue take place only in the off-exchange market.

Extra essential information on the securities of the issue:
none

Issue No.: ***14***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***11,927,338***
Total amount of the issue: ***11,927,338***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***2-14-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***11,926,568***

Data on state registration of the report on the results of the issue:
Date of registration: *27.12.2002*
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report trading in securities of the issue take place only in the off-exchange market.

Extra essential information on the securities of the issue:
none

Issue No.: ***15***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***15,495,670***
Total amount of the issue: ***15,495,670***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***1-15-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***15,495,009***

Data on state registration of the report on the results of the issue:
Date of registration: *27.12.2002*
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report trading in securities of the issue take place only in the off-exchange market.

Extra essential information on the securities of the issue:
none

Issue No.: ***15***

Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***5,165,720***
Total amount of the issue: ***5,165,720***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***2-15-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***conversion during re-organization***
Period of floatation: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***Floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue: ***5,165,031***

Data on state registration of the report on the results of the issue:
Date of registration: *27.12.2002*
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report trading in securities of the issue take place only in the off-exchange market.

Extra essential information on the securities of the issue:
none

57. Data on Issuer's bonds.

Issue No.: ***1***
Series: ***01***
Category: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***
Face value of one bond of the issue: 1,000 roubles

Number of issued securities: ***300,000***
Total amount of the issue: ***300,000,000***

Data on registration of the issue by the state:
Date of registration: ***6.03.2002***
Registration No.: ***4-01-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***public subscription***

Period of floatation: ***from 10.04.2002 to 24.04.2002***

Current state of the issue: ***Floatation is over***

Number of actually floated securities in compliance with the registered report on the results of the issue: ***300,000***

Data on state registration of the report on the results of the issue:

Date of registration: ***15.05.2002***

Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):

There are no restrictions in the circulation of issued securities in the secondary market.

Market information on the securities of the issue:

Trading in securities of the issue take place at the Moscow Interbank Currency Exchange, at the St. Petersburg Currency Exchange, in the Russian Trading System (RTS) and in the off-exchange market.

Circulation period of the issued bonds: ***from 10.04.2002 to 09.04.2004***

Income on bonds of the issue:

in per cent of face value: ***The aggregate amount of coupon yields charged and paid for each coupon period and the discount in the form of the difference between the redemption price (face value) and the floatation price is considered as the bond yield.***

The Bonds have five coupons.

The Bonds floatation start date is considered as the date when the coupon period of the 1st coupon of the issue starts.

The 91st day from the day when floatation of the issued Bonds starts is considered as the date when the coupon period of the 2nd coupon starts.

The 182nd day from the day when floatation of the issued Bonds starts is considered as the date when the coupon period of the 3rd coupon starts.

The 365th day from the day when floatation of the issued Bonds starts is considered as the date when the coupon period of the 4th coupon starts.

The 547th day from the day when floatation of the issued Bonds starts is considered as the date when the coupon period of the 5th coupon starts.

The date of the each coupon payment is considered as the date when the respective coupon period ends.

The coupon interest rate is:

- 20% (twenty per cent) per annum on the first coupon;

-19% (nineteen per cent) per annum on the second coupon;

-18% (eighteen per cent) per annum on the third coupon;

-16% (sixteen per cent) per annum on the fourth coupon;

-16% (sixteen per cent) per annum on the fifth coupon.

The amount of payment on each coupon per Bond is calculated as follows:

$Kj = Cj * Nom * (T - T(j-1))/ 365/ 100 \%$,

where,

j is the No. of the coupon period, j=1,2,3,4,5;

Kj is the amount of coupon payment on each Bond;

Nom is the face value of one Bond;

Cj is the amount of the interest rate of the j-th coupon, in per cent per annum;

T(j-1) is the date of the beginning of the j-th coupon period;

T(j) is the date of the end of the j-th coupon period.

The amount of coupon payment is determined to one kopeck (with mathematical rounding off).

Procedure and time of Bond Yield payment

Yield on the five coupons of the Bonds of the issue is to be paid on the following dates:

Coupon yield on the first coupon is to be paid on the 91st day from the day when floatation of the Bonds of the issue starts.

Coupon yield on the 2nd coupon is to be paid on the 182nd day from the day when floatation of the Bonds of the issue starts.

Coupon yield on the 3rd coupon is to be paid on the 365th day from the day when floatation of the Bonds of the issue starts.

Coupon yield on the 4th coupon is to be paid on the 547th day from the day when floatation of the Bonds of the issue starts.

Coupon yield on the last coupon is to be paid simultaneously with redemption of the Bonds on the 730th day from the day when floatation of the Bonds of the issue starts.

Should the date of the Bonds coupon period end fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bond holder is not entitled to demand any interest or any other compensation for such a delay in payment.

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions of the Issuer (hereinafter referred to as Payment Agent) – its duties are entrusted to:

North-West Telecombank Closed Joint-Stock Company, Telecombank CJSC; place of business: 12, Baskov per., St. Petersburg, 191014

Mailing address: 12, Baskov per., St. Petersburg, 191014

The Issuer may appoint extra payment agents and cancel such appointments. Official announcement of the Issuer on the said actions is to be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation in the newspapers Izvestiya (the regional St. Petersburg circulation) and/or Vedomosti.

Payment of the Bond yield is effected in the currency of the Russian Federation by transfer to NDC's (National Depository Centre's) depositors. A Bond owner holder, if it/he/she is not a depositor of NDC must authorize Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment.

Payment of the Bond yield is effected NDC's (National Depository Centre's) depositors in favour of Bond Owners who are such Owners as of the end of NDC's working day preceding the seventh day before the day of Bond yield payment (hereinafter referred to as the Date of Making up the List of Bond Holders). Execution of obligations in respect of an owner included in the list of Bond Owners is considered as due and proper, including the case of Bonds alienation, after the date of Making up the List of Bond Owners.

Within 3 (three) working days before the date of Bond Yield payment, NDC provides the Issuer and/or the Payment Agent with the List of Bond Holders, made up by the Date of Making up the List of Bond Holders, containing the following data:

a) Full name of the Bond Holder.

b) Number of Bonds taken into account on custody accounts of the respective Bond Holder.

c) Location and mailing address of the Bond Holder.

d) Details of the Bond Holder's bank account, viz.:

- Holder's settlement account;

- Holder's individual tax No.;

- name of Holder's bank;

- correspondence account of Holder's bank;

- bank identification code of Holder's bank.

The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Within two working days before the date of Bond Yield payment, the Issuer transfers the appropriate money to the Payment Agent's account.

On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond yields amounts.

On the date of Bond Yield payment, the Payment Agent transfers the appropriate monies to the accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

other property equivalent per Bond (roubles): *not applied*

other yield and rights on Bonds of the issue: *not applied*

Period of redemption: *From The 730th (seven hundred thirtieth) day from the day when placement of the issued Bonds starts is considered the day of the issued Bonds redemption start. To The dates of redemption start and completion coincide.*

Conditions and procedure of redemption: *Redemption of Bonds shall be effected by the Payment Agent upon instructions of the Issuer.*

Bonds are redeemed in the currency of the Russian Federation by transfer to depositors of NDC (National Depositary Centre) which deals with centralized care of the issued Bonds in favour of Bond Owners. A Bond Owner, if it/he/she is not a depositor of NDC must authorize a Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment and Bond redemption.

Redemption of the Bonds is effected to NDC's (National Depository Centre's) depositors in favour of Bond Owners who are such Owners as of the and of NDC's operation day preceding the seventh day before the day of Bonds redemption (hereinafter referred to as the Date of Making up the List of Bond Holders).

Within 3 (three) working days before the date of Bond redemption, NDC provides the Issuer and/or the Payment Agent with the List of Bond Holders, made up by the Date of Making up the List of Bond Holders, containing the following data:

a) Full name of the Bond Holder.

b) Number of Bonds taken into account on custody accounts of the respective Bond Holder.

c) Location and mailing address of the Bond Holder.

d) Details of the Bond Holder's bank account, viz.:

- Holder's settlement account;

- Holder's individual tax No.;

- name of Holder's bank;

- correspondence account of Holder's bank;

- bank identification code of Holder's bank.

The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Within two working days before the date of Bonds redemption, the Issuer transfers the appropriate money to the Payment Agent's account.

On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond redemption amounts.

On the date of Bonds redemption, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond redemption amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Early redemption is not provided for

Security on bonds of the issue:

No security is provided for

Yield on the issued Bonds, paid in the quarter under report:

money: ***0 roubles***

none

other property equivalent: ***0 roubles***

none

other interests and (or) other income: ***0 roubles***

none

Extra essential information on the securities of the issue:

none

D. Other Data on Issuer's Securities

58, 59, 60. Rights of the holders of Issuer's shares. Dividend on Issuer's shares

58.1

Stock category: ***common***

Form of shares: ***registered non-documentary***

Full name of the category/type of shares: ***common registered non-documentary shares***

Rights of a holder of shares of this category (type):

Each common share of the Company grants equal volumes of rights to the shareholders holding them.

1. Participating in the General Meeting of the Shareholders with the right of vote on all issues within its terms of reference. One common share grants the right of one vote at the meeting of the shareholders, except for cumulative voting.

2. Proposing candidates, electing and being elected to the management and control bodies of

OJSC North-West Telecom, putting forward issues to the agenda of the general meeting of the shareholders in compliance with the Company's Articles of Association.

3. Receiving the dividend.

4. The right of priority acquisition of securities in the amount proportionate to the number of voting shares held by a shareholder, if OJSC North-West Telecom places through public subscription voting shares and securities convertible into voting shares.

5. Getting a part of OJSC North-West Telecom's property in case of its liquidation.

6. Appealing in the court against decisions taken by the General Meeting of the Shareholders with a breach of the Federal Law, other enactments of the Russian Federation and the Articles of Association of OJSC North-West Telecom.

7. Having free access to documents of OJSC North-West Telecom and getting their copies on a paid basis.

8. Shareholders holding at least 10 per cent of the Company's voting shares are entitled to demand an audit (inspection) of the Company's financial and economic operation.

9. Other rights provided for by the active law of the Russian Federation:

a. Alienating shares held by him without consent of other shareholders of the Company thereto.

b. Shareholders holding at least 10 per cent of the Company's voting shares are entitled to demand holding an extraordinary general meeting of the shareholders of the Company.

c. Attending general meetings of the shareholders personally or through their authorized representatives.

d. Shareholders holding voting shares are entitled to demand that the Company redeem all or part of their shares in the following cases:

- re-organization of the Company, or a big transaction, the decision on making which is taken by the general meeting of the shareholders, if they have voted against taking a decision on its re-organization or on making the said transaction or if they have not taken part in the voting on those issues;

- introduction of amendments and additions to the Company's Articles of Association or approval of the Articles of Association in a new version, restricting their rights, if they have voted against taking the respective decision or if they have not taken part in the voting.

e. Shareholders of the Company, who have voted against or who have not taken part in voting in respect of floating through closed subscription shares and issued securities convertible into shares, have the priority right of acquiring extra shares and issued securities convertible into shares, floated through closed subscription, in the amount proportionate to the number of the shares of that category (type) held by them. The said right does not cover floatation of shares and other issued securities convertible into shares through closed subscription only among shareholders, if in such a case the shareholders have the possibility of acquiring an integral number of floated shares and other issued securities convertible into shares in proportion to the number of the shares of the respective category (type) held by them.

f. Getting excerpts from the shareholders register according to the procedure established by the active law.

g. Other rights provided for by the Federal Law On Joint-Stock Companies and other active legal acts of the Russian Federation.

Dividend on shares of this category (type):

Period: ***2000***

Amount of dividend charged on a share (roubles): ***0.012***

Total amount of dividend charged on shares of this category (type) (roubles): ***4,587,465.6***

Period: ***2001***

Amount of dividend charged on a share (roubles): ***0.119***

Total amount of dividend charged on shares of this category (type) (roubles): ***56,293,778.9***

Period: *2002*

Amount of dividend charged on a share (roubles): *0.077*

Total amount of dividend charged on shares of this category (type) (roubles): *36,425,386.38*

Period: *the 1st quarter of 2003*

Amount of dividend charged on a share (roubles): *0*

Total amount of dividend charged on shares of this category (type) (roubles): *0*

Amount of dividend charged on shares of this category (type), the period of payment on which has not started yet (roubles): *0*

58.2

Stock category: *preferred*

Stock type: *A*

Form of shares: *registered non-documentary*

Full name of the category/type of shares: *preferred registered non-documentary type A shares*

Rights of a holder of shares of this category (type):

Companys preferred shares of one type grant to the shareholders holding them equal volumes of rights and have equal face value.

1. Shareholders holding Company's preferred shares do not have the right of vote at the general meeting of the shareholders, except for the following cases when they do have the right of participation in the general meeting of the shareholders with the right of vote:

- when deciding the issues of re-organization and liquidation of OJSC North-West Telecom;

- when introducing amendments and additions to the Articles of Association of OJSC North-West Telecom, restricting the rights of the shareholders holding preferred shares, including the cases of determining or increasing the size of the dividend and/or determining or increasing the liquidation value, paid under preferred stock of the previous turn, as well as the cases of providing privileges in the priority of paying the dividend and/or the liquidation value of OJSC North-West Telecom's property.

2. Shareholders holding the preferred shares, the amount of dividend for which is determined in the Articles of Association of the Company, are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of its terms of reference, starting from the meeting following the annual general meeting of the shareholders, which did not take a decision on dividend payment or took a decision on incomplete payment of dividend under the preferred shares of that type. The right of the shareholders holding preferred shares to participate in the general meeting of the shareholders terminates from the moment of the first full payment of dividend under the said shares.

3. Appealing in the court against decisions taken by the General Meeting of the Shareholders with a breach of the Federal Law, other enactments of the Russian Federation and the Articles of Association of OJSC North-West Telecom.

4. Having free access to documents of OJSC North-West Telecom and getting their copies on a paid basis.

5. Receiving the liquidation value of shares in case of liquidation of OJSC North-West Telecom in the amount of the face value of such shares.

6. Receiving an annual fixed dividend according to the procedure established by the Articles of Association of OJSC North-West Telecom.

The amount paid as dividend on each preferred share is 10% of the Company's net profit, divided by the number of shares corresponding to 25% of the authorized capital, the net profit being determined on the basis of the results of the last fiscal year. If the total amount of dividend paid by the Company on each common share in a certain year exceeds the amount to be paid as dividend on each preferred share, then the amount of dividend paid on preferred shares must be increased to the amount of dividend paid on common shares.

7. Other rights provided for by the active law of the Russian Federation:

a. Alienating shares held by him without consent of other shareholders of the Company thereto.

b. Attending general meetings of the shareholders personally or through their authorized representatives.

c. Priority right of acquiring extra shares and issued securities convertible into shares, floated through public subscription, in the amount proportionate to the number of the shares of that category (type) held by them.

d. Shareholders of the Company, who have voted against or who have not taken part in voting in respect of floating through closed subscription shares and issued securities convertible into shares, have the priority right of acquiring extra shares and issued securities convertible into shares, floated through closed subscription, in the amount proportionate to the number of the shares of that category (type) held by them. The said right does not cover floatation of shares and other issued securities convertible into shares through closed subscription only among shareholders, if in such a case the shareholders have the possibility of acquiring an integral number of floated shares and other issued securities convertible into shares in proportion to the number of the shares of the respective category (type) held by them.

f. Getting excerpts from the shareholders register according to the procedure established by the active law.

g. Shareholders holding preferred shares, who have been granted the right of vote, are entitled to demand that the Company redeem all or part of their shares in the following cases:

- re-organization of the Company, or a big transaction, the decision on making which is taken by the general meeting of the shareholders, if they have voted against taking a decision on its re-organization or on making the said transaction or if they have not taken part in the voting on those issues;

- introduction of amendments and additions to the Company's Articles of Association or approval of the Articles of Association in a new version restricting their rights, if they have voted against taking the respective decision or if they have not taken part in the voting.

h. Other rights provided for by the Federal Law On Joint-Stock Companies and other active legal acts of the Russian Federation.

Dividend on shares of this category (type):

Period: *2000*

Amount of dividend charged on a share (roubles): *0.079*

Total amount of dividend charged on shares of this category (type) (roubles): *6,650,694*

Period: *2001*

Amount of dividend charged on a share (roubles): *0.257*

Total amount of dividend charged on shares of this category (type) (roubles): *29,411,298.7*

Period: *2002*

Amount of dividend charged on a share (roubles): *0.248*

Total amount of dividend charged on shares of this category (type) (roubles): *28,381,331.05*

Period: *the 1st quarter of 2003*

Amount of dividend charged on a share (roubles): *0*

Total amount of dividend charged on shares of this category (type) (roubles): *0*

Amount of dividend charged on shares of this category (type), the period of payment on which has not started yet (roubles): *0*

61. Restrictions in circulation of securities.

See clauses 56 and 57

62. Other essential information on Issuer's securities.

Total amount of dividend actually paid on common and preferred shares, including payments for previous years:

Period of payment: 2000
Paid amount of dividend, roubles: 6,929,660.29

Period of payment: 2001
Paid amount of dividend, roubles: 67,292,541.97

Period of payment: 2002
Paid amount of dividend, roubles: 60,162,069.17

Period of payment: the 1st quarter of 2003
Paid amount of dividend, roubles: 7,960,965.35

The nonprofit partnership National Depositary Centre deals with the accounting and centralized care of the certificate of OJSC North-West Telecoms Bonds, state registration No. of the issue: 4-01-00119-A

APPENDIX

Accounts and Reports

for the year 2000

ACCOUNTING POLICY

Basic Provisions of the Issuers (OJSC PTNs) Accounting Policy

Accounting at the enterprise shall comply with the Federal Law of RF "On Accounting" 129-FZ dated 21.11.96; Provisions on Accounting and Reporting in the Russian Federation, approved by the Order of the Ministry of Finance of Russia, of 29.07.98, No. 34n; Card of Accounts for Book-Keeping in Financial and Economic Operations of Enterprises, and the Instructions on its application, approved by the Order of the Ministry of Finance of the USSR, of 1st November 1991, No. 56, and other standard documents taking into account subsequent amendments and additions to them.

Accounts of property, obligations and economic operations shall be kept on the basis of natural indices in monetary terms by their continuous uninterrupted, documentary and interrelated expression.

· The following divisions (branches, representative offices, departments or other separate units comprising the enterprise) shall have a separate balance sheet:

Main Board

Motor Depot

Repair and Installation Board (RMU)

Repair and Construction Board (RSU)

Recreation and Disease Prevention Centre

Inter-Exchange Contacts Centre

Data Transfer Centre

Vyborgsky Telephone Centre

Moskovsky Telephone Centre

Nekrasovsky Telephone Centre

Petrogradsky Telephone Centre

Tsentralny Telephone Centre

Oblast (Regional) Telephone Centre

- A computer technology shall be used for accounting information processing.

· To ensure reliability of the data of accounting and reporting of the Company, an inventory of assets and financial obligations shall be carried out in compliance with the Order of the Ministry of Finance of 13.06.95 № 49.

An inventory shall be held in the following cases:

1) leasing out, redemption, sale of property;

2) prior to making up the annual accounts and reports.

3) in case of replacement of officials responsible for inventories;

4) if any facts of theft, abuse of or damage to the assets are revealed;

5) in case of a natural calamity, fire or any other extraordinary situations caused by any extreme conditions;

6) in case of re-organization or liquidation of the organization;

7) in other cases provided for by the legislation of Russia.

· Capital investment in progress shall include the costs of construction and installation, acquisition of buildings, equipment, transport facilities, tools, implements and other durable material facilities, other capital work and costs, that have not been recorded in statements of fixed assets commissioning (design and survey, geological prospecting and drilling, expenses for land plot allotment and movement of tenants in connection with a construction, for personnel training

for newly built organizations, etc.).

· Financial investment shall be taken for accounting in the amount of the actual costs for the investor.

· Re-valuation of fixed assets shall be carried out once a year at the most in the following cases:

- upon request of legislative or executive authorities according to the procedure established by such an authority;

- upon decision of a manager of OJSC PTN as of the start of the year under report by direct re-calculation of the replacement value of fixed assets at the market prices confirmed by appropriate documents;

- Depreciation deductions for a fixed assets object shall be charged starting from the first day of the month following the month when that object was accepted for accounting till complete retirement of the value of that object or writing off of that object from accounting in connection with the termination of the title or another real right.

- Account 04 "Intangible Assets" shall be used to record the rights used in the business for a period exceeding 12 months and bringing in return, that arise:

- from authorship agreements and other agreements covering works of science, literature, art and objects of neighbouring rights, for computer programmes, data bases, etc.

- from patents for inventions, industrial designs, selection achievements, from certificates for useful models, trademarks and service marks or from license agreements for their use

- from know-how rights, etc.

Intangible assets shall also include:

1) organizational expenses (expenses related to forming a legal entity, recognized in compliance with the incorporation documents as the contribution of the participants (promoters) in the authorized capital);

2) goodwill of the organization.

· Inventories – raw materials, basic and auxiliary materials, fuel, bought semi-finished products and componentry, spare parts, containers used for packaging and transportation of products (goods) and other material resources shall be recorded on the balance sheet according to their actual prime cost. The actual prime cost of material resources (raw materials, materials, fuel, componentry, spare parts, low-value and high-wear items) shall be determined based on the actually incurred expenses for their acquisition and manufacture.

· Accounting of bills and notes shall be arranged according to the actual prime cost (cost of acquisition). A bills and notes register shall be kept.

The income recorded on account 83 "Deferred Revenue" shall include the income gained (charged) in the period under report, however, related to future reporting periods, viz.:

- rentals received as pre-payment for future periods;

- forthcoming receipts of the debt in respect of shortages revealed in the period under report for previous years;

- differences between the amount to be exacted from guilty persons and the balance value in respect of the shortages of inventories.

· There shall be analytical accounting for account 83 "Deferred Revenue" by each type of revenues.

· Analytical accounting of bank credits shall be organized by types, banks granting credits and by

individual agreements.

· Receipts from sales for the purposes of taxation shall be determined according to the fact of services provision (jobs performance), goods (products) shipment and invoices presentation.

· Jobs (services) done (provided) by one branch of OJSC PTN for another branch shall not be recognized as receipts from sales of a job (service). The said volume of jobs (services) shall not be included in the calculation of the taxable bases for road user tax and value added tax.

· Formation of special funds from net profit shall be provided for in compliance with the incorporation documents and the decision of the shareholders.

· Sub-account 88-3 "Accumulation Funds" shall be used to record the availability and flow of accumulation funds, which shall mean retained profit funds reserved (assigned) according to the incorporation documents or promoters' decision as a financial security of the enterprise's production development and other similar measures to create new assets.

· Sub-account 88-5 "Consumption Funds" shall be used to record the availability and flow of consumption funds, which shall mean retained profit funds reserved (assigned) according to the incorporation documents or promoters' decision for the development of the social sphere (except for capital investment) and incentives of enterprise's employees and other similar measures that do not result in creating new assets of the enterprise.

· A reserve in the amount of 15% of the authorized capital shall be formed. The reserve of the Company shall be formed by obligatory annual deductions until it reaches the established size. According to the Articles of Association, 5% of the net profit shall be deducted to the reserve annually until the size established by the Articles of Association of the organization is reached.
The Company's reserve is intended for covering its losses, for retirement of the Company's bonds and for redemption of the Company's shares if there are no other funds.
The reserve shall not be used for other purposes.

BALANCE SHEET

		Codes
	Form No.1 under OKUD	0710001
as of **December 31, 2000**	Date (year, month, day)	
Organization: **OJSC Petersburg Telephone Network**	under OKPO	01166228
Taxpayer Identification Number	TIN	7808020593
Area of business: **communication**	under OKDP	52300/72200
Organizational & Legal form/Form of Ownership: **Public Company**	under OKOPF/OKFS	-
Unit of measurement: **thousand roubles**	under OKEI	

ASSETS	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets (04,05)	110	37,859	36,101
patents, licenses, trade marks (service marks), other similar rights and assets	111	6,477	32,073
organization costs	112	-	-
goodwill	113	-	-
Fixed assets (01,02,03)	120	5,204,986	5,898,106
land plots and objects of nature management	121	2,930	4,708
buildings, machinery and equipment	122	4,828,775	5,428,443
Construction-in-process (07, 08, 16, 61)	130	442,718	304,989
Profitable investments in material values (03)	135	-	-
property subject to leasing	136	-	-
hired out property	137	-	-
Long-term financial investments (06,82)	140	19,904	86,137
Investment in subsidiaries	141	57	5,633
Investment in associate companies	142	13,630	46,052
Investment in other companies	143	6,217	13,530
loans to organizations for over 12 months	144	-	20,922
other long-term financial investments	145	-	-
Other non-circulating assets	150	-	-
TOTAL Section I	190	5,705,467	6,325,333
II. CURRENT ASSETS			
Stock	210	50,650	96,207
raw materials, materials and other similar values (10,12,13, 16)	211	45,584	89,009
livestock in breeding and feeding (11)	212	-	-
expenditures in work-in-process (turnover costs) (20,21,23,29,30,36,44)	213	-	136
finished products and goods for resale (16,40,41)	214	2	373
shipped goods (45)	215	-	-
deferred expenses (31)	216	5,064	6,689
other stock and expenses	217	-	-
Value added tax on acquired values (19)	220	7,820	75,269
Accounts receivable (expected in over 12 months after the reporting date)	230	108,917	92,177
buyers and customers (62,76,82)	231	-	84,671
notes receivable (62)	232	-	-
debts of subsidiary and associate companies (78)	233	-	-
advances distributed (61)	234	-	770
other debtors	235	108,917	6,736
Accounts receivable (expected within 12 months after the reporting date)	240	355,839	858,466
buyers and customers (62,76,82)	241	215,657	673,194
notes receivable (62)	242	-	-
debts of subsidiary and associate companies (78)	243	-	-
debts of participants (founders) by contributions to the authorized capital (75)	244	-	-
advances distributed (61)	245	65,582	83,065

3. DEPRECIABLE PROPERTY

Index	Line code	Balance as of the start of the year under report	Received (introduced)	Withdrawn	Balance as of the end of the year under report
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Rights to objects of intellectual (industrial) property	310	40,940	19,140	(9,856)	50,224
including rights arising: from authorship agreements and other agreements covering works of science, literature, art and objects of neighbouring rights, for computer programmes, data bases, etc.	311	40,787	19,140	(9,703)	50,224
from patents for inventions, industrial designs, selection achievements, from certificates for useful models, trademarks and service marks or from license agreements for their use	312	153		(153)	
from know-how rights	313				
Rights to the use of separate natural objects	320				
Re-organization expenses	330				
Goodwill of the organization	340				
Other	349	4,028	962	(1,373)	3,617
Total (sum of lines 310 + 320 + 330 + 340 + 349)	350	44,968	20,102	(11,229)	53,841
II. FIXED ASSETS					
Land plots and nature management sites	360	4,708		(174)	4,534
Buildings	361	2,867,399	105,453	(9,821)	2,963,031
Facilities	362	2,208,980	84,482	(694)	2,292,768
Machines and equipment	363	4,160,568	334,231	(69,508)	4,425,291
Transport facilities	364	28,643	3,281	(2,614)	29,310
Production and economic implements	365	21,893	5,519	(854)	26,558
Work stock	366				
Productive livestock	367				
Perennial plantations	368				
Other types of fixed assets	369	10,904	767	(5,556)	6,115
Total (sum of lines 360 -369)	370	9,303,095	533,733	(89,221)	9,747,607
including: production assets	371	9,186,341	527,494	(80,741)	9,633,094
non-production assets	372	116,754	6,239	(8,480)	114,513
III. PROFITABLE INVESTMENT IN STOCKS OF MATERIALS AND CAPITAL EQUIPMENT					
Property for leasing out	381				
Property provided under a hire contract	382				
Other	383				
Total (sum of lines 381 - 383)	385				

INFORMATION TO SECTION 3

Index	Line code	Balance as of the start of the year under report	Balance as of the end of the year under report
1	2	3	4
From line 371, columns 3 and 6: leased out total	387	82,284	11,992
including: buildings	388	83,340	11,993
facilities	389	944	

received,	250				
including those from third parties	251				
issued,	260				
including those to third parties	261				

INFORMATION TO SECTION 2

Index	Line code	Balance as of the start of the year under report	New liabilities	Repaid liabilities	Balance as of the end of the year under report
1	2	3	4	5	6
1) Flow of bills					
Issued bills	262				
including overdue ones	263				
Received bills	264				
including overdue ones	265				
2) Debts receivable for supplied products (work or services) at the actual prime-cost	266				

3) List of debtor organizations with the maximum debts

Organization	Line code	Balance as of the end of the year under report	
		total	including those lasting over 3 months
1	2	3	4
budgetary organizations	270	20,904	
agricultural enterprises	271	75	
Ministry of the Interior, Board of the Interior	272	4,573	239
individuals	273	617,521	82,005
administration	274	639	
Federal Agency of Government Communication and Information	275	14,021	
industry	276	92,600	
institutions of the Ministry of Defence	277	10,574	761
television and radio companies	278	1,374	

4) List of creditor organizations with the maximum debts

Organization	Line code	Balance as of the end of the year under report	
		total	including those lasting over 3 months
1	2	3	4
Settlements with Rostelecom OJSC	280		
Under equipment contracts	281		
Settlements for equipment	282		
VAT settlements (acc. 76)	283		
With off-budget funds (acc. 67)	284		
Leasing settlements	285		

APPENDIX TO THE ACCOUNTING BALANCE SHEET

		Codes
	Form No.5 under OKUD	0710005
for the year **2001**	Date (year, month, day)	
Organization: **OJSC North-West Telecom**	under OKPO	01166228
Taxpayer Identification Number	TIN	7808020593
Area of business: **communication**	under OKDP	52300/72200
Organizational & Legal form/Form of Ownership: **Public Company**	under OKOPF/OKFS	-
Unit of measurement: **thousand roubles**	under OKEI	

1. BORROWED FUNDS FLOW

Index	Line code	Balance as of the start of the year under report	Received	Repaid	Balance as of the end of the year under report
1	2	3	4	5	6
Long-term credits,	110				
including outstanding ones	111				
Long-term loans,	120	60,154		(57,200)	2,954
including outstanding ones	121				
Short-term credits,	130	80,000	207,394	(237,394)	50,000
including outstanding ones	131				
Short-term loans	140	4,187	62,200	(9,187)	57,200
including outstanding ones	141				

2. DEBTS RECEIVABLE AND ACCOUNTS PAYABLE

Index	Line code	Balance as of the start of the year under report	New liabilities	Repaid liabilities	Balance as of the end of the year under report
1	2	3	4	5	6
Debts receivable:					
short-term accounts	210	858,466	8,862,644	(8,753,789)	967,321
including overdue ones	211	11,947	7,561	(19,293)	215
including those in excess of 3 months	212	8,710	82	(8,577)	215
long-term accounts	220	92,177	1,128	(93,268)	37
including overdue ones	221	15,590		(15,590)	
including those in excess of 3 months	222				
from line 220 debts, payment under which is expected in more than 12 months after the date under report	223	92,177	1,128	(93,267)	38
Accounts payable:					
short-term accounts	230	521,489	4,725,535	(4,443,320)	803,704
including overdue ones	231				
including those in excess of 3 months	232				
long-term accounts	240	1,001,155	1,026,555	(1,117,535)	910,175
including overdue ones	241				
including those in excess of 3 months	242				
from line 240 debts, payment under which is expected in more than 12 months after the date under report	243	1,001,155	1,026,555	(1,117,535)	910,175
Collaterals:					

organization		
handed over to the bank from the cash office of the organization	296	140,173

CASH FLOW REPORT

		Codes
	Form No.4 under OKUD	0710004
for the year **2001**	Date (year, month, day)	
Organization: **OJSC North-West Telecom**	under OKPO	01166228
Taxpayer Identification Number	TIN	7808020593
Area of business: **communication**	under OKDP	52300/72200
Organizational & Legal form/Form of Ownership: **Public Company**	under OKOPF/OKFS	-
Unit of measurement: **thousand roubles**	under OKEI	

Index	Line code	Amount	Including		
			current operation	investment operation	financial operation
1	2	3	4	5	6
1. Cash balance as of the start of the year	010	137,814	x	x	x
2. Total received cash	020	5,682,262	5,331,430	168,755	182,077
including:					
returns from sales of goods, products, works and services	030	3,651,589	1,516,238	x	
returns from sales of fixed assets and other property	040	195,420	28,488	166,932	
advance payments received from buyers (customers)	050	382,933	100,146	x	
budget allocations and other target funding	060	98	98		
free of charge	070				
received credits	080	171,401			171,401
received loans	085				
dividends and interest on finance investment	090	821	x	312	509
other receipts	110	1,280,000	1,268,322	1,511	10,167
3. Total allotted cash	120	(5,720,827)	3,813,390	883,122	252,671
including:					
that for payment for acquired goods, works and services	130	21,889,560	1,930,589	258,971	
for wages	140	573,657	x	x	x
deductions to state off-budget funds	150	197,987	x	x	x
for issue of imprests	160	6,983	6,983		
for issue of advance payments	170	119,596	119,596		
for payment of share participation in construction	180		x		x
for payment for machines, equipment and transport facilities	190	216,501	x	206,760	x
for finance investment	200	27,017		27,017	
for payment of dividends and interest on securities	210	75,955	x		75,955
for settlements with the budget	220	1,031,925	1,031,925	x	
for payment of interest and the principal amount on received credits and loans	230	597,807	112,237	309,982	175,588
other payments, transfers, etc.	250	683,839	602,319	80,392	1,128
4. Balance of cash as of the end of the period under report	260	99,249	x	x	x
For reference: from line 020: received in down payment (except for the data for line 100) - total	270	469,760			
including that for settlements:					
with corporations	280	151,250			
with individuals	290	318,510			
including that with the use of:					
cash registers	291	318,364			
strict accounting forms	292				
Available cash					
received from the bank to the cash office of the	295	18,164			

reducing the number of shares	122	6			
corporation re-organization (separation, split-off)	123				
expenses included directly in capital decrease according to the accounting rules	124				
other kinds of withdrawal	125	707,403			85,707
Amount of capital as of the end of the period under report	130	6,000,745			6,279,173
Target funding and receipts total:	140	1,524	258	(1,784)	(2)
including: from the budget	141	1,524	98	(1,624)	(2)
off-budget funds	142		160	(160)	
corporations	143				
individuals	144				
other (explain)	145				

INFORMATION

Index	**Line code**	**Balance as of the start of the year**		**Balance as of the end of the year**	
1	2	3		4	
1) Net assets	150	6,000,745		6,281,169	
		From the budget		**From off-budget funds**	
		for the year under report	**for the previous year**	**for the year under report**	**for the previous year**
		3	4	5	6
2) Received for:					
normal operation expenses total	160	23	22	160	806
including: those for persons enjoying benefits	161				
other (explain)	162	23	22	160	806
Capital investment in non-circulating assets	170	75	425		
including: site construction	171	75			
equipment acquisition	172		425		
other (explain)	173				
For extraordinary purposes	180				

CAPITAL CHANGES REPORT

	Codes
Form No.3 under OKUD	0710003
Date (year, month, day)	
under OKPO	01166228
TIN	7808020593
under OKDP	52300/72200
under OKOPF/OKFS	-
under OKEI	

for the year **2001**
Organization: **OJSC North-West Telecom**
Taxpayer Identification Number
Area of business: **communication**
Organizational & Legal form/Form of Ownership: **Public Company**

Unit of measurement: **thousand roubles**

Index	Line code	Balance as of the start of the year	Received in the year under report	Spent (used) in the year under report	Balance as of the end of the year
1	2	3	4	5	6
I. Capital					
Authorized capital	010	587,498			
Added capital	020	4,975,890	10,986	(20,689)	4,966,187
Reserve fund	030	3,470,988			3,470,988
Reserves formed in compliance with the incorporation documents	040				
Retained profit of previous years total	050	377,271	65,200	(104,569)	337,902
including: sources of production investment funding	051		152,209		152,209
Uncovered loss of previous years	052				
retained profit (uncovered loss) of the period under report total	055		364,112		364,112
Social sphere fund	060	55,476		(55,476)	
Target funding and receipts total	070				
	080				
Total for section I	079	6,000,745	459,162	(180,734)	6,279,173
II. Reserves of forthcoming expenses total	080				
Reserves of forthcoming expenses total	080		118,972	(118,972)	
including: those for vacations	081				
those for repair of fixed assets	082		118,972	(118,972)	
those for insurance	083				
those for remuneration on the basis of the results of the year	084				
other (explain)	085				
Total for section II	089		118,972	(118,972)	
III. Estimate reserves total	090				
including: those for doubtful debts	091				
those for securities	092				
Total for section III	099				
IV. Change of Capital					
Amount of capital as of the start of the period under report	100	5,258,828			6,000,745
Capital increase - total	110	1,449,326			364,135
including: that through: extra stock issue	111	121,023			
assets re-evaluation	112				
property accretion	113				
corporation re-organization (merger, affiliation)	114	951,002			
income included directly in capital increase according to the accounting rules	115				
other receipts	116	377,301			364,135
Capital reduction total	120	(707,409)			(85,707)
including: that through: reducing the shares face value	121				

	code			previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties and forfeits, acknowledged, or with a court (arbitration) recovery award	210	1,798	2,227	642	39
Profit (loss) of previous years	220	37,048	12,727	147,914	13,918
Indemnification for losses inflicted by failure to fulfil or to fulfil duly the obligations	230	243	38	417	84
Exchange rates of foreign currency transactions	240	18,181	78,536	80,471	110,162
Reduction of inventory cost as of the end of the period under report	250	-	-	-	-
Writing off accounts receivable and payable with expired limitation period	260	2,372	55,561	15,844	8,818

PROFIT AND LOSS REPORT

		Codes
	Form No.2 under OKUD	0710002
for the year **2001**	Date (year, month, day)	
Organization: **OJSC North-West Telecom**	under OKPO	01166228
Taxpayer Identification Number	TIN	7808020593
Area of business: **communication**	under OKDP	52300/72200
Organizational & Legal form/Form of Ownership: **Public Company**	under OKOPF/OKFS	-
Unit of measurement: **thousand roubles**	under OKEI	

"on shipment"

Index	Line code	For the period under report	For the same period of the previous year
1	2	3	4
I. Income from and expenses for normal activities			
(Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)	010	3,951,387	1,827,839
including: from communication services	011	3,875,845	1,791,667
from lease	012	54,969	
from agency	013	733	
other	014	19,840	
Prime cost of sold goods, products, works and services	020	(2,713,943)	(1,236,826)
including: from communication services	021	(2,704,279)	(1,232,358)
from lease	022	(9)	
from agency	023	-	
other	024	(9,654)	
Gross profit	029	1,237,444	591,013
Commercial expenses	030	(40,696)	(3,791)
Management expenses	040	-	-
Profit (loss) from sales (lines (010-020-030-040))	050	1,196,748	587,222
II. Operating income and expenses			
Interest receivable	060	4,988	3,471
Interest payable	070	(12,784)	(83,812)
Income from participation in other organizations	080	2,532	1,293
Other operating income	090	35,592	7,361
Other operating expenses	100	(277,943)	(35,293)
III. Income and expenses from sources other than sales			
Income from sources other than sales	120	89,409	294,767
Expenses for purposes other than sales	130	(347,262)	(353,921)
Profit (loss) before taxes¬(lines 050 + 060 - 070 + 080 + 090 - 100 +120 -130)	140	691,280	421,088
Tax on profit, and other similar obligatory fees	150	(327,168)	187,957
Profit (loss) from normal activities	160	364,112	233,131
IV. Extraordinary income and expenses			
Extraordinary income	170	-	
Extraordinary expenses	180	-	
Net profit (retained profit (loss) of the period under report) (lines (160 + 170 - 180))	190	364,112	233,131
For reference Dividend per share On preferred	201	0.000248	0.000079
on common shares	202	0.000071	0.000012
Amounts of dividend per share expected in the next year under report On preferred	203		
on common shares	204		

Explanation of profit and loss items

Index	Line	For the period under report	For the same period of the

STATEMENT OF VALUABLES ACCOUNTED ON OFF-BALANCE ACCOUNTS

Index	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
Leased fixed assets (001)	910	170,625	298,884
including those under leasing	911	-	127,682
Inventories accepted for custody (002)	920	31	44
Goods accepted for commission (004)	930	32	-
Insolvent debtors' indebtedness written-off to loss (007)	940	9,216	64,588
Received liability and payment collaterals (008)	950	-	-
Collaterals of liabilities and payments issued (009)	960	-	-
Wear of residential fund (014)	970	15,557	2,007
Wear of external improvements and other similar facilities (015)	980	-	-
Strict accounting forms	990	1,127	6

other debtors	246	102,207	87,122
Short-term financial investments (56,58,82)	250	86,630	5,836
loans to organizations for less than 12 months	251	5,763	1,700
own shares purchased from the shareholders	252	-	-
other short-term financial investments	253	80,867	4,136
Monetary funds	260	151,256	107,577
cash on hand (50)	261	622	976
settlement accounts (51)	262	132,635	97,933
currency accounts (52)	263	4,552	246
other monetary funds (55, 56, 57)	264	13,447	8,422
Other current assets	270	-	-
	271	-	-
TOTAL Section II	290	1,360,005	1,327,621
BALANCE (sum of lines 190 + 290)	300	7,685,338	8,122,755

LIABILITIES	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized capital (85)	410	587,498	587,498
Added capital (87)	420	4,975,890	4,966,187
Reserve capital (86)	430	4,610	23,474
reserve funds formed in accordance with the laws	431	4,610	23,474
reserve funds formed in accordance with the by-laws	432	-	-
Social Fund (88)	440	55,476	-
Target financing and proceeds (96)	450	-	-
	451	-	-
	452	-	-
Retained profit for previous years (88)	460	377,271	337,902
Uncovered loss for previous years (88)	465	-	-
Expenses of previous years not covered by funding	466	-	-
Retained profit for the year under report (88)	470		364,112
Uncovered loss for the year under report (88)	475	-	-
	476	-	-
TOTAL Section III	490	6,000,745	6,279,173
IV. LONG-TERM LIABILITIES			
Loans and credits (92,95)	510	60,154	2,954
loans from banks to be repaid in over 12 months after the reporting date	511		-
borrowings to be repaid in over 12 months after the reporting date	512	60,154	2,954
Other long-term liabilities	520	1,001,155	910,175
TOTAL Section IV	590	1,061,309	913,129
V. SHORT-TERM LIABILITIES			
Loans and credits (90,94)	610	84,187	107,200
loans from banks to be repaid within 12 months after the reporting date	611	80,000	50,000
borrowings to be repaid within 12 months after the reporting date	612	4,187	57,200
Accounts payable	620	521,489	803,704
suppliers and contractors (60,76)	621	190,306	297,066
notes payable (60)	622	-	-
debts to subsidiary and associate companies (78)	623	-	-
wage arrears (70)	624	17,587	4,866
indebtedness to state out-of-the-budget funds (69)	625	9,499	5,714
budgetary indebtedness (68)	626	62,804	94,715
advances received (64)	627	66,967	90,249
other creditors	628	174,326	311,094
Indebtedness to participants (founders) on income payment (75)	630	16,084	17,553
Deferred income (83)	640	1,524	1,996
Reserves for forthcoming costs (89)	650	-	-
Other short-term liabilities	660	-	-
TOTAL Section V	690	623,284	930,453
BALANCE (sum of lines 490 +590 +690)	700	7,685,338	8,122,755

BALANCE SHEET

		Codes
	Form No.1 under OKUD	0710001
as of December 31, 2001	Date (year, month, day)	
Organization: **OJSC North-West Telecom**	under OKPO	01166228
Taxpayer Identification Number	TIN	7808020593
Area of business: **communication**	under OKDP	52300/72200
Organizational & Legal form/Form of Ownership: **Public Company**	under OKOPF/OKFS	-
Unit of measurement: **thousand roubles**	under OKEI	

ASSETS	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets (04,05)	110	36,101	41,934
patents, licenses, trade marks (service marks), other similar rights and assets	111	32,073	41,934
organization costs	112	-	-
goodwill	113	-	-
Fixed assets (01,02,03)	120	5,898,106	6,127,121
land plots and objects of nature management	121	4,708	4,534
buildings, machinery and equipment	122	5,428,443	5,116,656
Construction-in-process (07, 08, 16, 61)	130	304,989	541,489
Profitable investments in material values (03)	135	-	-
property subject to leasing	136	-	-
hired out property	137	-	-
Long-term financial investments (06,82)	140	86,137	84,590
Investment in subsidiaries	141	5,633	13,633
Investment in associate companies	142	46,052	46,015
Investment in other companies	143	13,530	8,036
loans to organizations for over 12 months	144	20,922	12,851
other long-term financial investments	145	-	4,055
Other non-circulating assets	150	-	-
TOTAL Section I	190	6,325,333	6,795,134
II. CURRENT ASSETS			
Stock	210	96,207	103,041
raw materials, materials and other similar values (10,12,13, 16)	211	89,009	77,265
livestock in breeding and feeding (11)	212	-	-
expenditures in work-in-process (turnover costs) (20,21,23,29,30,36,44)	213	136	11
finished products and goods for resale (16,40,41)	214	373	554
shipped goods (45)	215	-	-
deferred expenses (31)	216	6,689	25,211
other stock and expenses	217	-	-
Value added tax on acquired values (19)	220	75,269	143,809
Accounts receivable (expected in over 12 months after the reporting date)	230	92,177	37
buyers and customers (62,76,82)	231	84,671	-
notes receivable (62)	232	-	-
debts of subsidiary and associate companies (78)	233	-	-
advances distributed (61)	234	770	-
other debtors	235	6,736	37
Accounts receivable (expected within 12 months after the reporting date)	240	858,466	967,321
buyers and customers (62,76,82)	241	673,194	857,258
notes receivable (62)	242	-	-
debts of subsidiary and associate companies (78)	243	-	-
debts of participants (founders) by contributions to the authorized capital (75)	244	-	-
advances distributed (61)	245	83,065	22,941

An accumulation rating period equal to a calendar month (starting from the 1st day of the month) shall be established for receipts recognition. The issue of invoices shall take place not later than the 5th day upon expiry of the accumulation period.

Jobs (services) done (provided) by one branch of OJSC PTN for another branch shall not be recognized as receipts from sales of a job (service).

Value added tax on inventory holdings (jobs, services) acquired by branches of OJSC PTN shall be transferred to the balance sheet of the Main Board for presenting for compensation from the budget.

Value added tax shall be paid on a centralized basis (for OJSC PTN on the whole, including all branches) in the location of the Main Board of OJSC PTN.

Accounting of sum differences shall comply with the Order of Ministry of Finance of RF of 6th May 1999 No. 33n "On Approving the Provisions on Accounting "Expenses of an Organization" PBU 10/99 (with amendments and additions dated 30th December 1999) For the purposes of taxation, accounting of sum differences shall comply with the Law of RF of 27th December 1991 No. 2116-I "On the Profit Tax for Enterprises and Organizations" with subsequent amendments and additions.

PROFITS AND LOSSES

The information on forming the final financial result of the organization's activities shall be generalized on account 80 "Profits and Losses".

Upon expiry of the period under report, when the annual accounting report is made up, account 80 "Profits and Losses" shall be closed.

There shall be analytical accounting on account 80 "Profits and Losses" for each item of profits and losses in compliance with the working card of accounts.

FUNDS AND RESERVES

· The balance sheet shall be re-formed and funds shall be created in compliance with the Federal Law On Joint-Stock Companies dated 24.11.95 not later than the 1st of July of the year following the year under report.

Formation of special funds from net profit shall be provided for in compliance with the incorporation documents and the decision of the shareholders.

All created funds shall be recorded on sub-accounts opened to account 88 "Retained Profit (Uncovered Loss)".

DIVIDEND

Dividend shall be charged and paid to shareholders from net profit of the year under report in compliance with the incorporation documents and the decision of the Meeting of the Shareholders.

Chief accountant *M.M. Semchenko*

OJSC PTN would like to advise you that in connection with re-organization of the Company and on the basis of order No. 01-7/498 of 29.12.00 on approving the accounting policy for the year 2001, starting from 01.01.01, receipts from sales for the purposes of taxation will be determined as buyers (customers) are effecting payments under payment documents (in case of wire transfers - as money is received for goods (jobs or services) to bank accounts or, in case of cash settlements, to the cash office).

Accounts payable, for which the limitation period has expired, shall be included in the income of the organization in the amount, in which such debt was recorded in the accounts of the organization.

Assets extra valuation amounts shall be determined in compliance with the rules established for assets re-valuation.

Other receipts shall be accepted for accounting in actual amounts.

Operating income and income from sources other than sale are to be recorded on the profit and loss account of the organization, except for the cases when the accounting rules provide for another procedure.

DEFERRED REVENUE

The income recorded on account 83 "Deferred Revenue" shall include the income gained (charged) in the period under report, however, related to future reporting periods, viz.:

- rentals received as pre-payment for future periods;

- forthcoming receipts of the debt in respect of shortages revealed in the period under report for previous years;

- differences between the amount to be exacted from guilty persons and the balance value in respect of the shortages of inventories.

There shall be analytical accounting for account 83 "Deferred Revenues" by each type of revenues.

Deferred revenue shall be included in the financial result of economic operations of the reporting period to which they refer.

ACCOUNTING OF LOANS AND BANK CREDITS

Bank credits shall be recorded:

on account 90 "Short-Term Bank Credits" (up to 1 year);

on account 92 "Long-Term Bank Credits" (over 1 year).

Credit interest rates shall be charged according to the credit agreements.

Analytical accounting of bank credits shall be organized by types, banks granting credits and by individual agreements.

To include in the prime cost the interest paid to banks for credits received from them, the active standard documents shall be taken as the guidelines.

The debt in respect of received loans and credits shall be shown taking into account the interest due as of the end of the period under report.

TAXATION

Receipts from sales shall be determined for the purposes of taxation as buyers (customers) are effecting payments under payment documents, i.e. as money is received for goods, jobs or services to bank accounts or to the cash office of OJSC PTN.

When an operation of goods (jobs, services) sale is transacted, invoices shall be made up in compliance with the Resolution of the Government of RF of 29.07.96 No. 914, and sale books and purchase books shall be kept.

The number of sale books and purchase books shall be established by the appropriate order of the General Manager taking into account the peculiarities of the production process. An invoice shall be made up using a computer; however, it may also be filled out manually.

The list of those entitled to sign invoices shall be established by the order of the General Manager. Sale books and purchase books shall be made up using computing facilities.

Normal operation income means income from provision of such services in the field of telecommunication as: subscriber fee from legal entities and individuals, payment for traffic, for leasing of digital channels, telephone channeling, for provision of information services on the paid basis, fee for the use of a code, issue of specifications, other communication services, jobs and services of auxiliary production facilities, income from leasing of premises, etc.

Normal operation income shall be recorded on account 46 "Sale of products (jobs, services)".

Income other than normal operation income shall be considered as other receipts. Other receipts also include extraordinary income.

Extraordinary income means receipts arising as consequences of emergency circumstances in the business (natural calamity, fire, accidents, nationalization, etc.), insurance indemnity, value of the stocks of materials and capital equipment remaining from writing off of assets that cannot be restored or further used, etc.

OPERATING INCOME

Operating income shall include:

- receipts related to provision on the paid basis for temporary use (temporary ownership and use) of organization's assets;

- receipts related to granting on a paid basis of rights arising out of patents for inventions, industrial designs and other types of intellectual property;

- receipts related to participation in authorized capitals of other organizations (including interest and other income on securities);

- profit gained by the organization as a result of joint business (under an agreement of special partnership);

- receipts from sale of fixed assets and other assets other than monetary funds (except for foreign currency), products or goods;

- interest received for lending monetary funds of the organization, and interest for the use by a bank of monetary funds on the organization's account with such a bank.

INCOME OTHER THAN FROM REALIZATION

Income other than from realization shall include:

- fines, penalties or forfeits for breaking contractual terms;

- assets received on the gratuitous basis, including those under donation contracts;

- receipts for indemnification for loses inflicted to the organization;

- profit of past years, revealed in the year under report;

- accounts payable and depositor debts, for which the limitation period has expired;

- exchange rate differences;

- assets extra valuation (except for non-circulating assets);

- other income from sources other than sales.

Receipts shall be accepted for accounting in the amount calculated in monetary terms and equal to the amount of received monetary funds and other property and the amount of accounts receivable.

Fines, penalties or forfeits for breaking contractual terms, and indemnification for damages caused to the organization shall be accepted for accounting in the amounts awarded by the court or recognized by the debtor.

Assets received on the gratuitous basis shall be accepted for accounting at the market value. The market value of assets received on the gratuitous basis shall be determined by the organization on the basis of the prices of the asset type in question or similar asset type, effective as of the date they are accepted for accounting. Data on the prices effective as of the date of accepting for accounting shall be confirmed by appropriate documents or by an expert examination.

6) state duty stamps,

7) bill or note stamps,

8) acquired air tickets,

9) strict accounting forms for order jobs,

10) other documents.

Monetary instruments shall be taken into account according to the face value. Analytical accounting shall be maintained by types in the monetary instruments flow book.

ACCOUNTING OF OPERATIONS WITH BILLS AND NOTES

Accounting of bills and notes shall be arranged according to the actual prime cost (cost of acquisition). A bills and notes register shall be kept.

ACCOUNTING OF SETTLEMENTS WITH ADVANCE HOLDERS

Accounting of settlements with advance holders shall comply with the accounting rules and cash operation rules.

The procedure of issuing monetary advances to advance holders for economic expenses and for business trip costs shall be regulated by orders of the General Manager of OJSC PTN.

The amount of business trip and representation (entertainment) expenses shall be determined by orders of the General Manager in the framework of the Company's budget approved by the Board of Directors and the Meeting of the Shareholders, by decisions of the Board of Directors and minutes of Meetings of the Shareholders, and by other documents.

ACCOUNTING OF INTERNAL SETTLEMENTS

Internal settlements shall be taken into account in compliance with the standards of the active laws and internal standards of the company.

Internal business reports shall be made up and presented in compliance with the bylaws on making up and presenting the reports and according to the methods of document turnover and accounting information processing technology.

INCOME OF THE ORGANIZATION

Income of the organization mean an increase of economic benefits as a result of receipt of assets (money or other property) and/or retirement of obligations, leading to an increase in the capital of such an organization, except for contributions of the participants (owners of property).

The following receipts from other legal entities or individuals shall not be considered as income of the organization:

- value added tax amounts, excise taxes, sale tax, export duties and other similar obligatory fees;

- receipts under contracts of commission, agency and other similar contracts in favour of the committent, principal, etc.

- receipts in the framework of pre-payment for products, goods, jobs or services;

- advances as payment for products, goods, jobs or services;

- earnest money;

- received as a deposit, if a contract provides for transfer of pledged property to the holder of pledge;

- received as re-payment of a credit or loan provided to the borrower.

NORMAL OPERATION INCOME

was recorded in the accounts of the organization.

- Assets discounts (except for non-circulating assets) shall be determined according to the rules established for re-valuation of assets.

- Other expenses are to be recorded on the profit and loss account of the organization, except for the cases when the legislation or the accounting rules provide for another procedure.

Separate accounting of expenses not related to realization shall be organized by cost items on account 80 "Profits and Losses".

Extraordinary expenses shall include expenses arising as consequences of emergency circumstances in the business (natural calamity, fire, accidents, property nationalization, etc.).

DEFERRALS

Expenses recorded on account 31 "Deferrals" shall include the costs incurred by the organization in the period under report, however, related to subsequent reporting periods:
expenses for forthcoming leaves;
insurance expenses;
advertising expenses;

cost of trademarks and licenses with the service life up to 1 year;
fees for the granted right of use of intellectual property in the form of a fixed payment, including author's remuneration;
other expenses.
Deferrals shall be retired by uniformly recording on respective accounts for each separate object.

EXCHANGE RATE DIFFERENCE ACCOUNTING

Accounting of the value of assets and liabilities expressed in a foreign currency shall comply with the Provisions on Accounting "Accounting of Assets and Liabilities, the Value of Which is Expressed in a Foreign Currency" PBU – Accounting Rules 3/2000 (approved by the Ministry of Finance of RF dated 10 January 2000 No. 2n.)
Exchange rate differences shall be included in the profit or loss of the organization as they are accepted for accounting on account 80 "Profits and Losses" intended for generalization of information on forming the final financial result of the enterprise's business in the year under report.
Debit of account 80 "Profits and Losses" shall be used to record during the period under report negative exchange rate differences for currency accounts and for operations in a foreign currency – in correspondence with the accounts of monetary funds and respective settlements.
Credit of account 80 "Profits and Losses" shall be used to record during the period under report positive exchange rate differences for currency accounts and for operations in foreign currencies in correspondence with the accounts of monetary funds or respective settlements.

MONETARY INSTRUMENTS

Account 56 "Monetary Instruments" shall be used to record:
1) tickets to health resorts and holiday centers,
2) postage stamps,
3) transport tickets,
4) own shares purchased from the shareholders,
5) shares of other enterprises,

auxiliary production, using sub-accounts "RSU", "RMU", "UMS" and "Motor Depot".

Calculation objects for auxiliary production are:

- *UMS (Altay section) prime cost of servicing one radio station;*
- *UMS (other) prime cost of servicing one kilometer of cable facilities;*
- *RSU (capital investment) prime cost of an inventory object;*
- *RSU (repairs) prime cost of an order;*
- *RMU (capital investment) prime cost of an inventory object;*
- *RMU (repairs) prime cost of an order;*
- *Motor Depot prime cost of one machine-hour by groups of machines.*

Prime cost of auxiliary production shall be brought to the actual cost at the end of the period under report according to the data of accountants' offices of auxiliary production units, and any deviation of the actual prime cost from the planned figures shall be conveyed to the accountants' office of the Main Board.

Indirect expenses shall be recorded on account 26 "General Economic Expenses" intended for generalization of information on managerial and economic expenses that are not directly related to the production process. Analytical accounting for account 26 shall be by general economic expenses items. Indirect costs shall be recorded on accounts according to the actual prime cost with a monthly closure to account 20 "Basic Production".

OPERATING EXPENSES

The following costs shall be considered as operating expenses:

- *expenses related to provision on the paid basis for temporary use (temporary ownership and use) of organization's assets;*
- *expenses related to granting on a paid basis of rights arising out of patents for inventions, industrial designs and other types of intellectual property;*
- *expenses related to participation in authorized capitals of other organizations;*
- *expenses related to sale, withdrawal and other kinds of writing off fixed assets and other assets other than money (except for foreign currency), goods or products;*
- *interest paid by the organization for borrowing monetary funds (credits, loans);*
- *expenses related to payment for services provided by credit organizations;*
- *other operating expenses.*

EXPENSES NOT RELATED TO REALIZATION

The following costs shall be considered as expenses not related to realization:

- *fines, penalties or forfeits for breaking contractual terms;*
- *indemnification for damages caused by the organization;*
- *losses of past years, recognized in the year under report;*
- *accounts receivable, for which the limitation period has expired; other debts unlikely to be exacted;*
- *exchange rate differences;*
- *assets discount (except for non-circulating assets);*
- *other expenses for purposes other than realization.*

The amount of expenses for purposes other than realization is determined according to the following procedure:

- *Fines, penalties or forfeits for breaking contractual terms, and indemnification for damages caused by the organization shall be accepted for accounting in the amounts awarded by the court or recognized by the organization.*
- *Accounts receivable, for which the limitation period has expired and other debts unlikely to be exacted shall be included in the expenses of the organization in the amount, in which the debt*

EXPENSES OF THE ORGANIZATION

Expenses of an organization mean a reduction of economic benefits as a result of a withdrawal of assets (money or other property) and/or emergence of obligations, leading to a reduction of the capital of such an organization, except for reduction of contributions upon decision of the participants (owners of property).

NORMAL OPERATION EXPENSES

Normal operation expenses are expenses related to provision of services in the field of telecommunication, leasing out digital channels, telephone channeling, premises, provision of information services on the paid basis, fee for the use of a code, issue of specifications, other communication services, jobs and services of auxiliary production facilities.

Normal operation expenses also include indemnification for the value of fixed assets, intangible assets and other depreciable assets, implemented in the form of depreciation deductions.

Normal operation expenses consist of:

expenses related to acquisition of raw materials, materials, goods and other inventories;

expenses arising directly in the course of processing (finishing) of inventories for the purposes of the production, performance of jobs and provision of services and their sale, as well as sale (resale) of goods (expenses for maintenance and operation of fixed assets and other non-circulating assets, as well as for maintaining them in the good working condition, commercial expenses, management expenses, etc.).

Normal operation expenses shall be accepted for accounting in the amount calculated in the monetary terms and equal to the payment in the monetary or other form or the value of accounts payable.

The payment amount shall be determined (decreased or increased) taking into account the sum differences arising in the cases when payment is effected in roubles in the amount equivalent to the sum in foreign currency (conventional monetary units). The sum difference means the difference between the rouble valuation of the actually effected payment, expressed in a foreign currency(conventional monetary units) and calculated according to the official or any other agreed exchange rate as of the date of accepting the respective accounts payable for accounting, and the rouble valuation of such accounts payable calculated according to the official or any other agreed exchange rate as of the date of recognizing the expense in the accounting.

The costs of the manufacture of products (jobs or services) shall be included in the prime cost of products (jobs or services) of the period under report, to which they refer, irrespective of the time of their payment - preliminary or subsequent.

Depending on the method of including them in the prime cost of products (jobs, services), normal operation expenses shall be subdivided into direct expenses related to the production, which can be directly and immediately included in the prime cost of products (jobs, services) for respective accounting objects, indirect (overhead) expenses related to organization and management and to the work of the organization on the whole, and expenses of auxiliary production facilities.

Direct expenses shall be recorded on account 20 "Basic Production" intended for providing information on basic production costs. Production costs shall be taken into account analytically by cost items.

Auxiliary production costs shall be recorded on account 23 "Auxiliary Production" intended for generalization of information on costs of the production facilities that are auxiliary (secondary) for the basic production or the principal activity of the enterprise (branches of OJSC PTN – RSU, RMU, UMS, Motor Depot). Analytical accounting of auxiliary production costs shall be by types of production, branches and cost items. Indirect costs shall be recorded on accounts according to the actual prime cost with a monthly closure to account 20 "Basic Production".

In the accounting of centers, analytical accounting shall be organized on account 23 by types of

materials, fuel, purchased semi-finished articles and components, spare parts, containers used for products (goods) packaging and transportation, and other material resources shall comply with PBU (Accounting Rules) 5/98 'Inventories Accounting', approved by the Order of the Ministry of Finance of RF, dated 15.06.98. No. 25n.

LOW-VALUE AND HIGH-WEAR OBJECTS

Account 12 "Low-Value and High-Wear Objects" shall be used to record objects used as labour means for a period less than 12 months irrespective of their value, and objects used as labour means and having the value not exceeding 100 minimum salaries per unit as of the date of acquisition, irrespective of their efficient use period.

Wear of low-value and high-wear objects shall be recorded on account 13 "Wear of low-value and high-wear objects".

Depreciation of low-value and high-wear items transferred to production or operation shall be calculated by the percentage method of charging the wear in the amount of 100% of the value during the transfer for operation.

Low-price and high-wear objects with the value lower than 1/20 of the established standard of the fixed assets value shall be written off as they are released for operation without charging the wear.

Low-value and high-wear objects commissioned before 01.01.98, the wear for which has been charged in the amount of 50% of the value on a separate sub-account, shall be taken into account.

Analytical accounting on account 12 "Low-Value and High-Wear Items" shall be by homogeneous groups of low-value and high-wear items according to the established grouping.

Worn low-value and high-wear objects shall be recorded in a retirement statement, which shall make a ground for writing them off from materially responsible employees.

MATERIALS

Materials shall be recorded on account 10 "Materials" according to the actual prime cost on respective sub-accounts.

When issuing inventories for production and in other kinds of withdrawal, they are evaluated at the average prime cost.

A respective statement of the materials planned application shall serve as the document confirming that they are to be used in production and that it is appropriate to write off materials of general economic application to the prime cost of services.

Account 10 "Materials", sub-account "Spare Parts", shall serve to record recyclable waste of low-value and high-wear items and fixed assets that become disabled in the course of operation.

Account 10 "Materials", sub-account "Materials Transferred for Processing to other Companies", shall serve to record cable handed over to the contractor for performance of jobs.

ACCOUNTING OF FINISHED PRODUCTS

Finished products of own manufacture shall be recorded on account 40 "Finished Products"

ACCOUNTING OF PRECIOUS METALS

Precious metals shall be recorded according to the Instructions of the Ministry of Finance of Russia No. 67 of 04.08.92 "On the Procedure of Receiving, Spending, Accounting and Storing Precious Metals and Precious Stones at Enterprises, Institutions and in Organizations" (with amendments and additions dated 4th December 1995).

such an authority;

- upon decision of a manager of OJSC PTN as of the start of the year under report by direct re-calculation of the replacement value of fixed assets at the market prices confirmed by appropriate documents;

Leased out fixed assets shall be recorded depending on the terms of the contract of lease. Lease facilities shall be separated in a special group in accounting registers.

Leased fixed assets shall be recorded on off-balance account 001 "Leased Fixed Assets" Analytical accounting shall be organized by each object of leased fixed assets (by inventory numbers of the lessor).

Costs of equipment dismantling shall be included in the expenses related to sale and other kinds of fixed assets objects withdrawal. Profit from sale of an object of fixed assets shall be adjusted for the purposes of taxation by the amount of the indicated expenses.

In case of repairs of an object of fixed assets, costs of dismantling shall be included in the expenses for normal operation.

CHARGING DEPRECIATION DEDUCTIONS

The linear method shall be used for retirement of the value of fixed assets objects on the basis of the depreciation charge standards established by the Resolution of the Council of Ministers of the USSR dated 22.10.90 No. 1072 "On the Unified Standards of Depreciation Charges for Full Restoration of Fixed Assets in the National Economy of the USSR".

REPAIRS OF FIXED ASSETS

To ensure a uniform inclusion of costs for especially complex and expensive repairs of fixed production assets in the prime cost of products (jobs or services), the Company has created a fund for overhaul for 2000 and has recorded the deductions to the repairs fund, determined based on the balance value of fixed production assets and deduction standards approved by the General Manager.

Expenses for current repairs shall be included in the expenses for normal activities.

The unused balance of the repairs fund shall be added to the taxable profit of the current year in the Main Board of OJSC PTN.

For determining the taxable profit in respect of the actual use of the repairs fund, the calendar year from January to December shall be considered as the current period.

INTANGIBLE ASSETS

Intangible assets accepted for accounting shall be evaluated and recorded in compliance with PBU (Accounting Rules) No. 14/2000 "Accounting of Intangible Assets", approved by the Order of the Ministry of Finance of RF of 16.10.2000 No. 91n.

Intangible assets acquired by other methods than for monetary funds shall be evaluated by a specially formed commission, the members of which shall be approved by the General Manager, based on the price, at which similar intangible assets are acquired in comparable circumstances.

The value of intangible assets shall be retired by charging depreciation deductions by the uniform (linear) method on the basis of the standards established for each object of intangible assets depending on the time of use established by the contract or on the basis of an expert evaluation of obsolescence time, carried out by a commission appointed by the General Manager of OJSC PTN. If the object's efficient use period cannot be determined fairly, the period of 20 years shall be established.

Depreciation deductions for intangible assets shall be recorded in accounts by accumulating respective amounts on the separate account 05 "Wear of Intangible Assets".

ACCOUNTING OF INVENTORIES

Records and evaluation of inventories accepted for accounting raw materials, basic and auxiliary

of Finance of 13.06.95 № 49.

ASSETS AND LIABILITIES VALUATION METHODS
CAPITAL INVESTMENT

Capital investment in progress shall include the costs of construction and installation, acquisition of buildings, equipment, transport facilities, tools, implements and other durable material facilities, other capital work and costs, that have not been recorded in statements of fixed assets commissioning (design and survey, geological prospecting and drilling, expenses for land plot allotment and movement of tenants in connection with a construction, for personnel training for newly built organizations, etc.).

Capital investment in progress shall be reported in the balance sheet according to the actual costs for the developer (investor).

Long-term investment shall be recorded on account 08 "Capital Investment". Analytical accounting shall be by types of investment.

Expenses for maintenance of the management personnel shall be included in the increase of the value of facilities under construction according to the procedure provided for by the Letter of the Ministry of Finance of 30th December 1993 No. 160 "Provisions on Accounting of Long-Term Investment". If the said expenses refer to several objects, their value shall be distributed among separate objects in proportion to their value at the suppliers' prices (in case of construction on the contract basis) or in proportion to the prime cost of objects (in case of construction by the economic method).

FINANCIAL INVESTMENT

Investment of the organization in state securities, bonds and other securities of other organizations, in authorized capitals of other organizations, and loans provided to other organizations shall be recorded on financial investment accounts.

Financial investment shall be taken for accounting in the amount of the actual costs for the investor.

For debt securities, the difference between the amount of actual costs of acquisition and the face value during their circulation period shall be included in the financial results of the organization as the income due un them is charged.

FIXED ASSETS

Fixed assets as the aggregate of physical values used as labour means in the manufacture of products, performance of jobs or provision of services, or for the management of the organization during a period exceeding 12 months, or the normal operation cycle, if it exceeds 12 months, shall include buildings, facilities, working and power machines and equipment, measurement and regulation devices and instruments, computing facilities, transport facilities, tools, production and economic implements and accessories, plough cattle and productive cattle, perennial plantations, internal roads and other fixed assets.

Fixed assets shall also include capital investment in radical improvement of lands (drainage, irrigation and other reclamation work) and in leased fixed asset facilities.

An inventory object shall be the unit of fixed assets accounting.

In analytical accounting, fixed assets shall be classified in compliance with the adopted classification of fixed assets according to the All-Russia Classifier of Fixed Assets.

Fixed assets accepted for accounting shall be evaluated in compliance with PBU (Accounting Rules) No. 6/97 "Accounting of Fixed Assets", approved by the Order of the Ministry of Finance of RF of 03.09.97 No. 65n.

Re-valuation of fixed assets shall be carried out once a year at the most in the following cases:

- upon request of legislative or executive authorities according to the procedure established by

be established by the bylaws and job descriptions of the Company, approved by the General Manager.

To ensure control over economic operations and safety of property, observance of legislation and advisability of financial and economic activities, as well as reliability of accounting data, a system of internal control has been created in the Company (separation of accounting functions, establishing the responsibility of each employee of the Company, a system of approvals, the use of strict accounting forms, values storage organization, inspections, employees' skills improvement).

The following divisions (branches, representative offices, departments or other separate units comprising the enterprise) shall have a separate balance sheet:

1. *Main Board*
2. *Motor Depot*
3. *Repair and Installation Board (RMU)*
4. *Repair and Construction Board (RSU)*
5. *Recreation and Disease Prevention Centre*
6. *Inter-Exchange Contacts Centre*
7. *Vyborgsky Telephone Centre*
8. *Moskovsky Telephone Centre*
9. *Nekrasovsky Telephone Centre*
10. *Petrogradsky Telephone Centre*
11. *Tsentralny Telephone Centre*
12. *Oblast (Regional) Telephone Centre*
13. *Telegraph*
14. *Long-Distance International Telephone*

ACCOUNTING INFORMATION PROCESSING TECHNOLOGY

A computer technology shall be used for accounting information processing.

Source accounting documents recording the fact of an economic operation, as well as calculations (certificates) of the accountants' office, shall serve as the ground for entries in accounting registers.

Source accounting documents used to record facts of economic operations shall be made up according to the forms contained in the albums of unified forms of source accounting documentation (approved by the resolution of the State Statistics Committee No. 71a of 30.10.97 and No. 88 of 18.08.98), while documents, the form of which is not stipulated by such albums, shall contain the following obligatory details:

- *name of document;*
- *date of making up the document;*
- *name of organization, on behalf of which the document was made up;*
- *contents of the economic operation;*
- *indices of the economic operation in kind and in monetary terms;*
- *positions of officials responsible for an economic operation and for correctly recording it;*
- *signatures of said officials.*

The list of persons entitled to sign source accounting documents shall be approved by the General Manager upon agreement with the Chief Accountant.

Accounting registers with the synthetic and analytical accounts of shipment and sales of communication services shall be made up using computer facilities and shall be stored in the electronic form.

PROCEDURE OF ORGANIZATION'S ASSETS AND LIABILITIES INVENTORY

· To ensure reliability of the data of accounting and reporting of the Company, an inventory of assets and financial obligations shall be carried out in compliance with the Order of the Ministry

ACCOUNTING POLICY

ORDER on accounting policy of
OJSC PETERSBURG TELEPHONE NETWORK
for the year 2001

Based on:

1. The Federal Law of RF "On Accounting" 129-FZ dated 21.11.96,
2. The Provisions on Accounting and Reporting in the Russian Federation, approved by the Order of the Ministry of Finance of Russia, of 29.07.98, No. 34n,
3. The Provisions on Accounting "Accounting Policy of an Enterprise Accounting Rules 1/98, approved by the Order of the Ministry of Finance of RF, of 09.12.98 No. 60n,
4. Card of Accounts for Book-Keeping in Financial and Economic Operations of Enterprises, and the Instructions on its application, approved by the Order of the Ministry of Finance of the USSR, of 1st November 1991, No. 56,

I ORDER the following:

Accounting and reporting in 2001 shall comply with the Accounting Policy.

ACCOUNTING POLICY for the year 2001

ORGANIZATIONAL ASPECT

Responsibility for the organization of accounting and observance of legislation in performance of economic operations shall rest with the General Manager of the Company.
The Chief Accountant shall ensure control over and recording of all economic operations on accounts and prompt provision of effective information within the established time.
Accounting at the enterprise shall comply with the Federal Law of RF "On Accounting" 129-FZ dated 21.11.96; Provisions on Accounting and Reporting in the Russian Federation, approved by the Order of the Ministry of Finance of Russia, of 29.07.98, No. 34n; Card of Accounts for Book-Keeping in Financial and Economic Operations of Enterprises, and the Instructions on its application, approved by the Order of the Ministry of Finance of the USSR, of 1st November 1991, No. 56, and other standard documents taking into account subsequent amendments and additions to them.
Accounts of property, obligations and economic operations shall be kept on the basis of natural indices in monetary terms by their continuous uninterrupted, documentary and interrelated expression.
Accounts of property, obligations and economic operations shall be kept:
§ by the dual recording method
§ according to the working card of accounts containing synthetic and analytical accounts, developed on the basis of the Card of Accounts for Book-Keeping, approved by the Order of the Ministry of Finance of Russia , of 1st November 1994 No. 56, taking into account subsequent amendments and additions, and approved by the order of the General Manager.
Accounting and tax records shall be kept by the Company. Document turnover and accounting information processing technology shall be established by orders of the General Manager.
Accounting shall be the responsibility of the Company's accountants' office. The structure of the accountants' service and the number of employees of individual accountants' divisions shall

APPENDIX

Accounts and Reports

for the year 2001

none

were being prepared, the executive body proceeded from the assumption that OJSC Petersburg Telephone Network would continue its operations in the foreseeable future and it had no intention or need of liquidating or essentially reducing the operations, and, therefore, the obligations would be repaid in due time according to the established order.

Partner ***Haime Pudge Sakares***

Auditor ***Alexandr Yuryevich Grebenyuk***

Auditing Company's (Auditor's) Opinion on Accounts and Reports for 2000

Conclusion of the Independent Auditing Company Arthur Andersen CJSC

1. We have carried out an audit of the enclosed accounts of OJSC Petersburg Telephone Network for the year ending on 31st December 2000. These reports and accounts were prepared by the executive body of OJSC North-West Telecom in compliance with the Federal Law No.129-FZ of 21st November 1996 "On Accounting" and the "Provisions on Accounting and Reporting in the Russian Federation", approved by the Order of the Ministry of Finance of the Russian Federation, of 29.07.98, No. 34n. Reports and accounts prepared in compliance with the Federal Law No.129-FZ of 21st November 1996 "On Accounting" and the "Provisions on Accounting and Reporting in the Russian Federation", approved by the Order of the Ministry of Finance of the Russian Federation, of 29.07.98, No. 34n, essentially differ from reports and accounts prepared in compliance with the International Accounting Standards.

2. The responsibility for preparation of the reports rests with the executive body of OJSC Petersburg Telephone Network. Our duty is to express our opinion on reliability of these reports in all essential aspects on the basis of the audit that has been carried out.

3. We have carried out the audit in compliance with the Decree of the President of RF No. 2263 of 22nd December 1993 "On Auditing in the Russian Federation" and the Rules (Standards) of Auditing approved by the Commission for Auditing at the President of the Russian Federation. The audit was planned and carried out in such a way as to obtain sufficient confidence that the reports and accounts had been prepared in all essential aspects in compliance with the Federal Law No.129-FZ of 21st November 1996 "On Accounting" and the "Provisions on Accounting and Reporting in the Russian Federation", approved by the Order of the Ministry of Finance of the Russian Federation, of 29.07.98, No. 34n. The audit included a selective check of the proof of numeric data and explanations contained in the accounts and reports. We believe that the audit that has been carried out provides sufficient grounds to express an opinion on reliability of these reports and accounts.

4. At the moment, the Company is holding talks on payment of a number of considerable amounts f accounts receivable. The management of the Company believes that the talks will be completed successfully and that the accounts receivable will be fully repaid. Nevertheless, at the moment there is a considerable uncertainty in respect of the results of the talks. The financial reports of OJSC PTN do not include any corrective accounting entries that could have become a result of such uncertainty.

5. In our opinion, taking into account amendments that could have been a consequence of resolving the uncertainty mentioned above in para. 4, the reports and accounts enclosed to this Opinion are reliable, i.e. were prepared in such a way as to ensure that the assets and liabilities of OJSC Petersburg Telephone Network as of 31st December 2000 and the financial results of its operation for the year ending on 31st December 2000 were shown in all essential aspects in compliance with the Federal Law No.129-FZ of 21st November 1996 "On Accounting" and the "Provisions on Accounting and Reporting in the Russian Federation", approved by the Order of the Ministry of Finance of the Russian Federation, of 29.07.98, No. 34n.

6. Without introducing any reservations to our opinion, we would like to draw your attention to the fact that the Company's income from principal operations is expressed in roubles and the rates for provided communication services are to be agreed upon with and approved by the Ministry of Antimonopoly Policy of the Russian Federation. At the same time, the Company has a considerable debt expressed in foreign currency. This situation, together with the continuing structural crisis in the Russian Federation, adversely affects the Company's capability of fulfilling all its financial obligations. When the Accounts and Reports enclosed to this Opinion

Other Information on Accounting for the Year 2000

none

Table No. 47

No. Indices Formula Standard value As of 01.01.99 As of 01.01.2000

Profitability evaluation

1. Total profitability of property П/(АБ1+АБ2)/2 8.09%

2. Net profitability of property Пч/(АБ1+АБ2)/2 5.40%

3. Total profitability of own capital П/(СК1+СК2)/2 10.63%

4. Net profitability of own capital Пч/(СК1+СК2)/2 7.09%

6. Total profitability of production assets П/(ОС1ОС2)/2+(МЗ1+МЗ2)/2 10.05%

Estimation of business activity

7. Own capital turnover Р(СК1+СК2)/2 0.34

8. Turnover rate of accounts receivable Р/(ДЗ1+ДЗ2)/2 2.58

9. Turnover rate of accounts payable Р/(КЗ1+КЗ2)/2 4.76

10. Turnover rate of fixed assets and intangible assets Р/(ОС1+ОС2)/2+(НА1+НА2)/2 0.33

Market stability assessment

11. Ownership (autonomy) ratio СК/ПБ 0.78

12. Borrowed to own funds ratio ЗК/СК 0.28

13. Own capital mobility (manoeuvrability) ratio СОС/СК 0.12

14. Net proceeds ratio (Пч+СА)/Р 0.34

Assessment of liquidity and solvency

15. Absolute liquidity ratio ДС/КО Minimum value 0.2-0.25 0.25

16. Current liquidity factor ОА/КО At least 2 2.19

17. Own funds index (IV П - I А)/IIА At least 0.1 0.54

A notable fact in analysing the profitability indices is that the profit gained by each company separately before the affiliation of OJSC MMT and OJSC Telegraph with OJSC PTN has not been shown in form No.2 of the accounts and reports it was used for increasing the authorized capital. If the said profits had been included in the calculation of profitability indices, their level could have been higher than the actual level.

Commenting on the values of the accounts receivable and payable turnover ratio, it should be noted that the rather low level of the said indices is caused by the existing significant debt for communication services provided to categories of people enjoying privileges under the Federal Laws 'On Veterans' and 'On Invalids' The amount of the federal budget's debt in connection with reimbursement for expenses related to the servicing of privileged subscriber categories was 332,722,670.51 roubles as of 01.01.01. It is obvious that the situation unfavourably affects the value of accounts receivable, there is a deficiency of monetary funds, the payment discipline is getting worse. Besides, the structure of the Profits and Losses Report for the year 2000, on the basis of which the said indices were calculated, was formed without taking into account the proceeds received by OJSC MMT and OJSC Telegraph before the affiliation with OJSC PTN. This also affects the adequacy of the turnover ratios evaluation.

To conclude, we would like to note that the presented financial indices do not fully show the adequate assessment of OJSC PTN activities for the year 2000, and this is first of all caused by the process of structural re-organization of the Company and by affiliation of two independent telecommunication operators with the Company at the end of the year 2000: OJSC MMT and OJSC Telegraph.

*** when own capital in circulation was calculated, loans and credits received against non-circulation assets were added to own sources of property formation.*

	Amount	current operation	investment operation	financial operation
Account 68	378453	367788	10665	-
Account 76	15,116	15,116	-	-
Account 60	32014	3,744	28270	-
Account 80	87	87	-	-
Account 71	515	515	-	-
Account 73	16966	16966	-	-
Account 55	30000	-	-	30000
Account 57	339900	339900	-	-
Initial balance of MMT as of 28.12.00	33502	27403	-	-
Initial balance of Telegraph as of 28.12.00	3642	3642	-	-
TOTAL	844,096775,16138935			30000

7. Other payments and deductions

Table No. 46

thousand roubles

	Amount	including: current operation	investment operation	financial operation
Account 68	100563	93,313	7250	-
Account 67	50256	50256	-	-
Account 76	26870	20771	-	-
Account 80	177	177	-	-
Account 62	623	623	-	-
Account 58	4000	4000	-	-
Account 88	5680	5680	-	-
Account 57	339490	339,490	-	-
TOTAL	521,560514310		7250	-

8. Line 210 shows the amount allocated for dividend payment The transfer amount is less than the amount of calculated dividends, as OJSC PTN mainly pays dividends through the payment agent (Brokerage Office North-West Investment Centre Ltd.), not directly.

The following dividend payment method is used:

1. OJSC PTN transfers dividend payment funds from its account to the payment agent (transaction D76 – C51).

2. The payment agent pays the dividend as shareholders apply, and provides a report on all paid dividends. Transaction D 75 - C 76 is made on the basis of the report.

3. It is impossible to separate a tax on line 211, as PTN transfers funds to Brokerage Office North-West Investment Centre Ltd. by means of planned payment without separating the amount of tax.

4. For table 31: the difference between the total of table 31 and line 030 of form No.4 in the amount of 265,475 thousand roubles is the accounts receivable for services of the year 2000, as table 31 shows the distribution of the receipts by types of settlements.

9. The column for the year 1999 is given for information only and contains the data on the exchange rate of the Central Bank of RF for conversion as of the end of 1999.

5. Form No. 5

Line 407 of form No. 5 shows the change in the cost of equipment (computing facilities and the fire station) due to their upgrading, worth of the total of 597 thousand roubles.

VII. Financial indices

thousand roubles

Currency Amount after conversion according to the exchange rate of the Central Bank of RF as of 31.12.99 Amount after conversion according to the exchange rate of the Central Bank of RF as of 31.12.2000 Changes

USD 73.62 76.79 3.16

NLG 0.25 0.24 -0.01

Total: 73.87 77.02 3.15

2. The discrepancy in the data of line 030 of form No.4 and the data of line 010 of form No. 2 is due to the accounts receivable for communication services provided in the year 2000, as form No.2 shows the calculated proceeds, while form No. 4 shows the actually received money.

3. Line 090, column 5, shows the amount of received dividend, while column 6 shows the amount of received interest on bank accounts and deposits.

4. Data on payment of interest and the principal amount on received credits and loans.

Table No. 43

thousand roubles

Name Currency Purpose of credit, loan Re-payment timing Amount of credit Amount of charged % Amount of paid %

CREDITS

PSB OJSC contr. 262/00 of 12.10.00 RUR Replenishment of circulating assets 09.04.01 120000 1,635 1,635

BNP Dresdner Bank CJSC contract 2 of 10.04.98 USD Acquisition of equipment 23.01.01 105,1303,064 3064

Total: 225,1304699 4699

LOANS

Mitsui – loan agreement of 14.07.98 USD Replenishment of circulating assets 19.05.00 140800 555 555

Total: 140,800555 555

5. Credits, loans

Table No. 44

thousand roubles

Area of activities Line code Purpose of credit, loan Received Repaid TOTAL In the monetary form In the non-monetary form In the monetary form In the non-monetary form

Current operation 010 Replenishment of circulating assets 12000 97,131 38739 34663

Investment activities 011 Construction of communication facilities in rural areas, introduction of the time billing system, acquisition of fixed assets items 70328 - 47266 10000

Financial activities 012 - - - - -

TOTAL: 013 82328 97131 86004 44663 -

6. Line 110 Other Receipts

Table No. 45

thousand roubles

Amount including:

-1500 thousand roubles - sporting events, commission contracts, agency contracts;

o 108993 thousand roubles remaining retained profit, including:

- 95000 thousand roubles - replenishment of circulating assets.

Calculation of the data for lines 201, 202, 203 and 204 of Form No. 2 'Profits and Losses Report' has been made in compliance with the order of the Ministry of Finance of RF of March 21st, 2000, No. 29n "On Approving the Methodological Recommendations on Disclosing Information on Profit per Share'; this is profit per share. Besides, calculation for preferred shares has been performed in compliance with the Articles of Association.

Profit per share expected in the next year under report has been calculated according to the approved business plan for the year 2001.

Watered profit per share is not calculated, as the Company has no convertible securities, and no new contracts of purchase or sale of own shares are expected in the year 2001.

3. Form No. 3

Table No. 42

Use of the profit of past years

thousand roubles

Use of profit	Amount
Payment of dividends	11238
Charging the reserve fund	4610
Use of profit for investment funding	-
Deductions for charity	5627
other (explain)	70350
TOTAL:	91852

The 'other' line includes: 24,069 social sphere; 24,708 consumption fund; -21,573 other, including: 1228 - hostel maintenance; 878 - deductions to the trade union committee; 1800 - social sphere overhaul; 347 - personnel training; 868 - wear of non-production low-value and high-wear objects; 725 - pin-card servicing; 4477 VAT that is not related to calculations for the budget; 112 fines and penalties; 2850 - information services; 183 - wear of non-production sphere fixed assets;

163 - non-production sphere materials; 923 - rise in the cost of non-production sphere fixed assets; 382 legal services; 219 installation and adjustment of equipment; 6418 interest on credits.

Column 3 of line 079 is not equal to line 490 of form No. 1, as line 465 "Uncovered Loss of Past Years" in the amount of (470,865) thousand roubles and line 466 "Expenses of Past Years, Not Covered by Funding " in the amount of (151,227) thousand roubles of form No. 1 are shown in Form No. 3, column 5, by turnovers of the current year.

4. Form No. 4 Cash Flow Report

1. The cash balance as of the start of the year (line 010 of the report form for the year 2000) has changed as compared to the cash balance as of the end of the previous year (line 260 of the report form for the year 1999) as a result of the growth in the USD exchange rate.

Table No. 46

Negative amount difference under received credits and loans 139 24370 20737

Extra payment to the budget based on the amounts of extra payments of the profit tax and advance payments of the profit tax adjusted by the Central Bank's discount rate 140 9207 3371

Moneyed assistance 141 41838 -

Expenses for maintenance of the Board of Directors 142 - -

Other (to explain) including 143 1333 544

- free transfer of fixed assets 1317 -

- VAT on losses of past years 8 161

- VAT not presented to the budget - 383

-state duty 8 -

TOTAL: 144 209781 432350

Table No. 39

Profit tax and other similar obligatory fees

thousand roubles

Name	2000	1999
Profit tax	180998	27693
Penalties to the budget	6861	309
Penalties to non-budgetary funds	98	-
other (explain)	-	-
TOTAL:	187957	28002

Table No. 40

Extraordinary income

thousand roubles

Name	2000	1999
Insurance indemnity for natural calamity	-	-
other (explain)	-	-

Table No. 41

Extraordinary expenses

thousand roubles

Name	2000	1999
Insurance indemnity for natural calamity	-	-
Cost of lost inventories	-	-
Losses from writing off fixed assets that have been disabled as a result of fires, accidents and other emergency circumstances and cannot be further used		
other (explain)	-	-
TOTAL:	-	-

By its decision of April 13th, 2001, the Board of Directors came up with a proposal to put forward the following profit distribution for approval by the Meeting of the Shareholders on May 25th, 2001:

o 18864 thousand roubles to form the reserve fund;

o 85705 thousand roubles to pay the dividends;

o 152209 thousand roubles funds used by the Company as the financial security of production development;

o 11500 thousand roubles total other expenses, including:

-10000 thousand roubles allotment of funds related to charity activities of the Company;

Taxes and fees on account of financial results 107 1410 60213

Expenses for maintenance of laid up production facilities and sites, and mobilization facilities 108

Expenses related to payment for services provided by credit organizations (bank services) 109 15365 10445

Securities servicing expenses 110 2819 17

Other (loss from operation of engineering networks) 111 561 737

TOTAL: 112 23845 91365

Table No. 37

Other non-core income

thousand roubles

Name Line code For 2000

For 1999

Fines, penalties or forfeits for breaking contractual terms 121 642 430

Assets received on the gratuitous basis, including those under donation contracts 122 11216 -

Receipts for indemnification for loses inflicted to the organization 123 417 70

Value of property revealed after stock-taking 124

4970

106

Profit of past years, revealed in the year under report 125 147914 571

Accounts payable and depositor debts, for which the limitation period has expired 126 9 39

Positive exchange rate difference 127 80471 47670

Accounts receivable, for which the limitation period has expired; other debts unlikely to be exacted 128 15844 -

Extra payment to the budget based on the amounts of extra payments of the profit tax and advance payments of the profit tax adjusted by the Central Bank's discount rate 129 2628

Positive amount differences under received credits and loans 130 30625 51,416

Other, incl. 31 4205

- adjustment for overhaul (Acc. 89) 131 - 4205

-state duty 132 31 -

TOTAL: 133 294,767104,507

Table No. 38

Other non-core income

thousand roubles

Name Line code For the year 2000 For the year 1999

Fines, penalties or forfeits for breaking contractual terms 131 39 2

Value of property revealed after stock-taking 132 3 -

Loss of past years, revealed in the year under report 133 13918 15087

Accounts payable and depositor debts, for which the limitation period has expired 134

Negative exchange rate 135 110162 390456

Litigation costs 136 9 60

Debts unlikely to be exacted 137 84 72

Accounts receivable, for which the limitation period has expired; other debts unlikely to be exacted 138 8818 2021

Interest payable

thousand roubles

Name	Line code	For the year 2000	For the year 1999
Interest paid by the organization for borrowing monetary funds (credits, loans) – MMT + Management Board	071	83812	0
Interest on bonds	072	-	0
Interest on commercial credit	073	-	0
Interest on shares	074	-	0
other (explain)	075	-	0
TOTAL:	076	83812	0

Table No. 34

Income from participation in other organizations

thousand roubles

Name	Line code	For the year 2000	For the year 1999
Receipts related to participation in authorized capitals of other organizations	081	1,293	1,311
other (explain)	082	-	-
TOTAL:	083	1,293	1,311

Table No. 35

Other operating income

thousand roubles

Name	Line code	For the year 2000	For the year 1999
Sale of fixed assets	91	2450	21,023
Sale of other property	92	1390	14076
Residual value of sold fixed assets items	93	1168	-
Residual value of other depreciable assets	94	-	-
Trading margin	95	-	-
Receipts related to granting on a paid basis of rights arising out of patents for inventions and other types of intellectual property	96		
Profit from joint activities (under a contract of special partnership)	97	-	-
other (explain)	-	-	-
- profit from photocopying	98	1	2
- income from precious metals	99	122	42
- profit from buying currency	100	163	1517
- profit on bills and other securities	101	422	1370
- profit from lease of premises, engineering networks, repairs of flats	102	467	26869
- profit from re-evaluation	103	280	458
- nontaxable profit from securities	104	969	-
TOTAL:	105	7432	65357

Table No. 36

Other operating expenses

thousand roubles

Name	Line code	For the year 2000	For the year 1999
Sale of fixed assets	101	2654	7700
Expenses related to sale of fixed assets	102	-	-
Sale of other property	103	-	12098
Residual value of sold fixed assets items	104	-	-
Residual value of other depreciable assets	105	-	-
Costs of buying currency	106	1036	155

Sale of communication services 011 1791667 1316126

Commercial operations 012 - -

Social sphere services 013 1197 878

Leasing out property 014 31364

Design 015 - -

Agency 016 26 -

Transportation services 017 1286 36488

Other (current repair income) 018 2228 17144

TOTAL: 020 1,827,768 1,370,636

Table No. 30

Prime cost of sold goods, products, jobs and services

thousand roubles

Area of activities Line code Prime cost for the period under report Prime cost of the same period of the last year

Sale of communication services 021 1243806 836916

Commercial operations 022 - -

Social sphere services 023 1193 710

Leasing out property 024 - -

Design 025 - -

Agency 026 - -

Transportation services 027 944 34884

Other, incl.: - current repairs 028 2331 16120

TOTAL: 029 1248274 888630

Table No. 31 thousand roubles

Type of sales Settlements in the monetary form Settlements in the non-monetary form

by barter by clearing

amount

% amount % amount %

Sale of communication services 1745612 97.4 - - 46055 2.6

Commercial operations - - - - - -

Social sphere services 1197 100 - - - -

Leasing out property 31364 100 - - - -

Design - - - - - -

Agency 26 100 - - - -

Transportation services 1286 100 - - - -

Other (current repairs) 2228 100 - - - -

TOTAL: 1781713 97.4 - - 46055 2.6

Table No. 32

Interest receivable

thousand roubles

Name Line code For the year 2000 For the year 1999

Interest received for lending monetary funds of the organization 061

Interest for credit organization's use of monetary funds deposited on an organization's account with such a bank 062 3282 264

Interest on bonds due under contracts 063 - -

Interest on deposit accounts 064 189 -

other (explain) 065 - -

TOTAL: 066 3471 264

Table No. 33

No.
Line

Col. 3 of f. 1 for 2000 Column 4 of form 1 for the year 1999 Discrepancies Explanations

1 Fixed assets 5204986 4106628 1098358 re-evaluation

2 Raw materials, components, low-value and high-wear objects 45584 34173 11411 line 213 of balance sheet + line 211

3 Loans granted to organizations for a period exceeding 12 months 60 - 60 highlight from line 253

4 Other short-term financial investment 13475 13535 60 transfer to line 251

5 Losses of past years line 310 - 470865 470865 balance sheet line 465

6 Expenses for cross financing - 151227 151227 balance sheet line 466

7 Added capital 4647765 3539683 1108082 re-evaluation

8 Loss for previous years (470865) - (470865) from line 310

9 Expenses of past years for non-cross financing (151227) (151227) from balance sheet line 321

10 Social sphere fund 52736 62460 (9724) Re-evaluation of non-production sphere

OJSC PTN carried out an inventory of fixed assets as of the start of the year under report in compliance with the Order of the Ministry of Finance of RF dated 13.06.95 No. 49 by direct re-calculation of the replacement value of fixed assets at the market prices confirmed by appropriate documents; however, due to certain circumstances (prolonged submission of documents by branches), the re-valuation was recorded in the accounts and reports for 6 and 9 months of the year 2000 in turnovers only, while in the 4th quarter of 2000 the re-valuation was recorded as required as of the start of the year.

2. Form No. 2 Profit and Loss Report

Table No. 28

thousand roubles

No. Line Col. 4 of form 2 for 2000 Col. 3 of f. 2 for 1999 Discrepancies Explanations

1 Prime cost 888630 899075 -10445 Bank services

2 Gross profit 482006 - 482006 Line 029 had not been there earlier

3 Sale profit 472130 461685 +10445 Bank services

4 Other operating income 65357 112983 -47626 Precious metals, copying machine + 44, exchange rate difference - 47670

5 Other operating expenses 91365 471376 -380011 exchange rate difference - 390456, bank services +10445

6 Income from sources other than sales 104507 56881 +47626 Precious metals, copying machine -44, exchange rate difference 47670

7 Expenses for purposes other than sales 432350 41894 +390456 exchange rate difference

Changes for lines of Form 2 "Profit and Loss Report" have been made on the basis of PBU (Accounting Rules) 9 and 10.

Table No. 29

Proceeds (net) from sales of goods, products, jobs and services (less the VAT, excise taxes and similar obligatory fees)

thousand roubles

Area of activities Line code Proceeds for the period under report Proceeds for the same period of the previous year

Table No. 25

Other long-term liabilities

thousand roubles

Name of the supplier	Payment date	Currency	Balance as of the start of the year	Received	Repaid	Balance as of the end of the year
Lusent RRU502-9711		NLG	76075	8493	84568	-
Lusent RRU502-9712		NLG	110132	12296	122428	-
Lusent JRU225-96005	25.06.02	NLG	33909	18272	19643	32538
Lusent JRU225-96006	25.06.02	NLG	33792	18208	19575	32425
Mitsui PMN-02/96	31.12.04	USD	272297	77353	65654	283996
Mitsui PMN-04/96	31.12.04	USD	625997	202468	191986	636479
Lusent RRU502-9711(%)		NLG	6068	3821	9889	-
Lusent RRU502-9711(%)		NLG	8688	5464	14152	-
Mitsui PMN-02/96(%)		USD	27880	43463	66617	4726
Mitsui PMN-04/96(%)		USD	106667	77329	173005	10991
TOTAL:			1301505	467167	767517	1001155

Table No. 26

Other creditors

thousand roubles

No.	Name	Account	Amount 1999	Amount 2000
	TOTAL			
1	VAT	Acc. 68	-	-
2	Settlements with non-budgetary funds	Acc. 67	36630	39785
3	Settlements with various debtors and creditors	Acc. 76	28081	134007
4	Settlements with advance holders	Acc. 71	116	33
5	Property insurance settlements	Acc. 65	-	2
6	Leasing settlements	Acc. 76	-	-
7	Other, incl.			
8	- Claim settlements	Acc. 63	192	212
9	Settlements with personnel under other transactions	Acc. 73	12404	287
	TOTAL		77423	174326

Table No. 27

Deferred income

thousand roubles

Name	Balance as of the start of the year	Received	Withdrawn	Balance as of the end of the year
Difference between the amount to be exacted from guilty persons for shortage of stocks of materials and capital equipment and the balance value of such stocks	-	-	-	-
Getting the rental several months in advance	-	-	-	-
Target financing	1102	1344	922	1524
Getting assets on a gratuitous basis	-	-	-	-
other (explain)	-	-	-	-
TOTAL:	1102	1344	922	1524

Use of reserve capital for increase of authorized capital

Other (conversion to increase the number of shares) 466475 121023 587498

TOTAL: 466475 - - 587498

Table No. 22

Added capital

thousand roubles

Balance as of the start of the year Received Withdrawn Balance as of the end of the year

Property cost growth upon re-evaluation 3470988 - - 3470988

Issue income 217 - - 217

Values received free of charge 3106 - 779 2327

Part of retained profit in the amount used for capital investment

Other, incl.: 1173454 951,032622,1281502358

-exchange rate difference 167 - - 167

- introduced new assets 1173287 30 622122 551195

- affiliation - 951,0026 950996

TOTAL: 4647765 951,032622,9074975890

Line 440 of the Balance Sheet - Social Sphere Fund

The balance as of 01.12.1999 was 62,460 thousand roubles

Re-evaluation - (9724) thousand roubles

Total balance as of 01.01.2000 52736 thousand roubles

Assigned from retained profit: -2740 thousand roubles

Balance as of 01.01.01: 55476 thousand roubles

Total of balance lines 465 and 465 losses of past years -(622092) thousand roubles covered through

added capital according to the decision of the meeting of the shareholders of OJSC PTN.

Table No. 23

Long-term credits,

thousand roubles

Name of the credit organization Currency Purpose of credit Re-payment timing Balance as of the start of the year Received Repaid Balance as of the end of the year

TOTAL 3599 3356 6955 -

Including:

Dresden Bank USD 24.07.00 3599 3356 6955 -

Table No. 24

Long-term loans,

thousand roubles

Organization Currency Purpose of loan Re-payment timing Balance as of the start of the year Received Repaid Balance as of the end of the year

TOTAL RUR - 332 77054 17232 60154

Including: RUR

Svyazinvest RUR 19.02.02 - 57200 - 57200

Lensvyaz RUR 18.05.05 - 2954 - 2954

Delta Telecom RUR - 332 1300 1632 -

MMTs loan to Telegraph (repaid by the date of affiliation) RUR - - 15600 15600 -

Delta Telecom CJSC 788 1,219
SZIC Brokerage Office 1,013 -
Telecominvest CJSC 7429 -
Svyazinvest 662 -
SPb Reference Books 1,434 1,434
Neva-Line CJSC 2481 1,588
North-West GSM 1,600 -
and others 6833 -
CJSC Amfibifon-Service - 139
OESZRRF Association - 112
Presscom Publishing House Ltd. - 230
Smena Publishing House CJSC - 60
Neva Kabel JSC - 392
Nevskaya Industrial -
comm.. Company - 90
Neda CJSC - 125
PeterStar CJSC - 1,374
Peterstroy-21 LLC - 77
Company representative office
Directories Oy - 369
SBS Agro AKB - 177
Samson Firm - 163
Non-departmental Security Unit at the Board of the Interior of Krasnoselsky District - 108
Non-departmental Security Unit at the Board of the Interior of Kirovsky District - 99

9 Shortages and losses from damage of valuablesAcc. 84 688 944
10 other (explain)
-Settlements with personnel Acc. 70 90 -
-Deferred expenses Acc. 83 1,408 -
-Property insurance settlementsAcc. 65 - 19
TOTAL: 74600 102207

Table No. 20
Other monetary funds
thousand roubles

Account No.	*Balance as of the start of the year*	*Received*	*Withdrawn*	*Balance as of the end of the year*
Account 55 - special bank accounts	*545*	*44689*	*39420*	*5814*
Acc. 56 - vouchers	*76*	*3484*	*3515*	*45*
Account 57	*101*	*742487*	*735000*	*7588*
TOTAL:	*722*	*790660*	*777935*	*13447*

Table No. 21
Authorized capital
thousand roubles

	Balance as of the start of the year	*Received*	*Withdrawn*	*Balance as of the end of the year*
Increase (reduction) of the face value of a share		*-*	*-*	*-*

Cancelled shares have been written off to reduction of authorized capital

Line 235 "Other debtors"

thousand roubles

No. Name Account Amount

1999 2000

1. *Settlements with personnel under other transactions (loans to employees) Acc. 73 65 48*
2. *Settlements with various debtors and creditors including Acc. 76 108852 6688*

Peterstar 108852

Central Complex 22

MTR tokens 70

CJSC Rakad, netting 72

Incombank 528

courts 5874

rent of premises 122

3. *Shortages and losses from damage of valuables Acc. 84 - -*
4. *Claim settlements Acc. 63 - -*
5. *other (explain) - -*

TOTAL: 108917 6736

Table No. 19

Line 246 "Other debtors"

thousand roubles

No. Name Account Amount

1999 2000

1 Settlements with budget Acc. 68 41,889 9675

2 Claim settlements Acc. 63 357 44

3 Settlements in off-budget payments Acc. 67 9 5433

4 Settlements in social insurance and security Acc. 69 25 44

5 Settlements with personnel under other transactions (loans to employees) Acc. 73 999 31622

6 Settlements with advance holders Acc. 71 67 85

7 Settlements with suppliers and contractors Acc. 60 128 -

8 Settlements with various debtors and creditors for services other than communication, including: Acc. 76 28940 54341

Electrical power 2 -

Motor transport 55 -

Rent of premises 54 -

Rent 140 -

Services of outside organizations 945 -

Security 33 -

GP Trest GRII 14 -

Geostroy CJSC 18 -

Stroipanel LLC 17 -

SPb MMT 54 -

Alimony 43 -

Baltinvest 1,347 -

Leasing-Telecom 3965 -

Maintenance of leased out premises 13 -

SPb Electric Communication Centre CJSC 928,6251,099,688 2028,313 - -
Bazis LLC 75,000 - 75,000 - -
SPb International CJSC 0,006 - 0,006 - -
TOTAL: 13,629,781 47025,774 14,603,269 46,052,286 -
Other organizations
SPb Bank of Reconstruction and Development OJSC2,959,950 - - 2,959,950 18.3
Telecombank CJSC 1,360,850 710,000- 2,070,850 19.94
FKB Zenith CJSC 1,200,000 - - 1,200,000 14.63
Rostelegraph CJSC - 32,000 - 32,000 7.84
Capitan Non-Governmental Pension Fund 52,500 - - 52,500 1.6
Alternativa Non-Governmental Pension Fund 45,000 - - 45,000 3
St. Petersburg Stock Exchange JSC of closed type 0,250 - - 0,250 0.,22
Visa-Business CJSC 0,050 - - 0,050 10
RusLeasingSvyaz OJSC - 1,424,000 - 1,424,000 3.65
MCB Svyaz Bank - 32,252 - 32,252 0.06
Telecominvest Open Joint-Stock Company - 12499,950 12499,950 - -
Medexpress Insurance JSC 598,41020,763,063 21,361,473 - -
SPb Teleport CJSC - 10,000 - 10,000 10
Nevsky Sindikat OJSC - 60,000 - 60,000 5
KIT CJSC - 8,049 - 8,049 6.97
FORE CJSC - 1,087 - 1,087 1.08
KAD St-Petersburg OJSC - 200,000- 200,0001.74
TOTAL: 6,217,010 35,740,401 33,861,423 8,095,988
Other
FORE CJSC - 4,054,939 - 4,054,939 -
RMS-Centre of Development and Management CJSC - 1,379,141 - 1,379,141 -
TOTAL: - 5,434,080 - 5434,080
Provided loans:
FORE CJSC - 2,000,000 - 2,000,000 -
Westlink - 615,881- 615,881-
AMT LLC - 18000,000 - 18000,000 -
Internal currency loan bonds for frozen currency 306,114 306,114
SPb Telegraph (retired during merger) - 15599,600 15599,600 - -
TOTAL: - 36,527,595 15,599,600 20,921,995 -

TOTAL 19904 130350 64117 86137
Table No. 17
Short-term financial investments
thousand roubles
The list of short-term financial investments Balance as of the start of the year Received Withdrawn Balance as of the end of the year Share in the Issuer's authorized capital
loans 60 32750 27047 5763 -
Government short-term obligations: 54 45746 37383 8417 -
notes 13421 67212 18183 62450 -
Other deposits 40000 30000 10000 -
TOTAL: 13,535 185708 112613 86630 -
Table No. 18

assets 1227572

Fixed assets, withdrawn Land plots and objects of nature management, facilities, machinery and equipment, transport facilities, production and economic implements and other types of fixed assets 32353

Depreciation charged Buildings, facilities, machinery and equipment, transport facilities, production and economic implements and other types of fixed assets 502099

Cost of fixed assets as of 31.12.2000 Land plots and objects of nature management, facilities, machinery and equipment, transport facilities, production and economic implements and other types of fixed assets 5898106

Table No. 14

Construction-in-progress

thousand roubles

	For the beginning of the year	For the end of the year	Changes	Explanations
Account 07	167300	79227	169573	76954
Account 08	275418	380195	427578	228035
Account 16	-	-	-	-
Account 61	-	-	-	-
TOTAL	442718	459422	597151	304989

Table No. 15

Profitable investment in stocks of materials and capital equipment

thousand roubles

Name	Rent	Leasing	Hired out
As of 01.01.2000	-	-	-
Received	-	-	-
Withdrawn	-	-	-
As of 31.12.2000	-	-	-

Table No. 16

Long-term financial investments

thousand roubles

The list of the long-term financial investments	Balance as of the start of the year	Received	Withdrawn	Balance as of the end of the year	Share in the Issuer's authorized capital. %
Subsidiaries					
Polycomp Limited Liability Partnership	4,492	-	-	4,492	90
AMT LLC	-	3,600,000	-	3600,000	100
SPb Electric Communication Centre CJSC	-	2028,313	-	2028,313	51,88
Delta Telecom CJSC	52,495	-	52,495	-	-
TOTAL:	56,987	5,628,313	52,495	5,632,805	
Affiliates					
Delta Telecom CJSC	-	52,495	-	52,495	43.12
Medexpress Insurance JSC	-	21,361,473	-	21,361,473	34,57
Neva Kabel CJSC	95,000	-	-	95,000	48.97
U Krasnogo Mosta CJSC	37,500	-	-	37,500	25
Dancell CJSC	3,500	-	-	3,500	23.65
Com TV CJSC	0,200	-	-	0,200	40
Telecominvest Open Joint-Stock Company	12489,950	24,509,901	12499,950	24499,901	24.9
Octagon Technologies CJSC	-	2,217		2,217	26.4

No. 175-r.

2. The redeemed shares of OJSC MMT worth of 6,000 roubles, transferred to OJSC PTN during the merger, have been retired using the added capital on 15.03.01.

VI. Accounts receivable for communication services

Table No. 12

Volumes of Accounts Receivable for Communication Services by Industry Branches for Consumer Groups

thousand roubles

	budget	population	Self-supporting enterprises	other (explain)	TOTAL
City Telephone Networks	34281	396865	106168	-	537314
MTS	16015	103251	86803	agric.-18	206087
Rural Telephone Networks	-	-	-	-	-
Other	7005	2188	5118	-	14311
including Telegraph	7005	2188	5118	-	14311
TOTAL:	57301	502304	198089	18	757712

VII. Explanations of Certain Items of Reporting Forms

1. 1 Form No.1 Accounting Balance Sheet

Table No. 13

Re-evaluation of fixed assets

thousand roubles

Index		Amount
Replacement value of fixed assets as of 01.01.99.	Land plots and objects of nature management, facilities, machinery and equipment, transport facilities, production and economic implements and other types of fixed assets	6723821
Accumulated depreciation	Buildings, facilities, machinery and equipment, transport facilities, production and economic implements and other types of fixed assets	2586434
Fixed assets, received	Land plots and objects of nature management, facilities, machinery and equipment, transport facilities, production and economic implements and other types of fixed assets	194040
Fixed assets, withdrawn	Land plots and objects of nature management, facilities, machinery and equipment, transport facilities, production and economic implements and other types of fixed assets	37403
Depreciation charged	Buildings, facilities, machinery and equipment, transport facilities, production and economic implements and other types of fixed assets	187396
Cost of fixed assets as of 31.12.99	Land plots and objects of nature management, facilities, machinery and equipment, transport facilities, production and economic implements and other types of fixed assets	4106628
Re-evaluation	Buildings, facilities, machinery and equipment, transport facilities, production and economic implements and other types of fixed assets	1227418
Replacement value of fixed assets as of 01.01.2000.	Land plots and objects of nature management, facilities, machinery and equipment, transport facilities, production and economic implements and other types of fixed assets	8107876
Accumulated depreciation	Buildings, facilities, machinery and equipment, transport facilities, production and economic implements and other types of fixed assets	2902890
Fixed assets, received	Land plots and objects of nature management, facilities, machinery and equipment, transport facilities, production and economic implements and other types of fixed	

Table No. 10

Information by Geographic Segments *thousand roubles*

Prime cost	*PTN*		*MTS*		*Rural Telephone Networks*		*Information on other activity*		*TOTAL*	
	1999	*2000*	*1999*	*2000*	*1999*	*2000*	*1999*	*2000*	*1999*	*2000*
Northern region	-	-	-	-	-	-	-	-	-	-
North-Western region	*836916*	*1230871*	-	*12543*	-	-	*51714*	*4860*	*888630*	*1248274*
Central region	-	-	-	-	-	-	-	-	-	-
Volgo-Vyatsky region	-	-	-	-	-	-	-	-	-	-
Central-Chernozemny region	-	-	-	-	-	-	-	-	-	-
Povolzhsky region	-	-	-	-		-	-	-	-	-
North-Caucasian region	-	-	-	-	-	-	-	-	-	-
Ural region	-	-	-	-	-	-	-	-	-	-
West-Siberian region	-	-	-	-	-	-	-	-	-	-
East-Siberian region	-	-	-	-	-	-	-	-	-	-
Far-Eastern region	-	-	-	-	-	-	-	-	-	-
External market	-	-	-	-	-	-	-	-	-	-
TOTAL:	*836916*	*1230871*	-	*12543*	-	-	*51714*	*4860*	*888630*	*1248274*

Table No. 11

Information by Geographic Segments *thousand roubles*

FINANCIAL RESULT	*PTN*		*MTS*		*Rural Telephone Networks*		*Information on other activity*		*TOTAL*	
	1999	*2000*	*1999*	*2000*	*1999*	*2000*	*1999*	*2000*	*1999*	*2000*
Northern region	-	-	-	-	-	-	-	-	-	-
North-Western region	*479210*	*541889*	-	*5781*	-	-	*2796*	*31824*	*482006*	*579494*
Central region	-	-	-	-	-	-	-	-	-	-
Volgo-Vyatsky region	-	-	-	-	-	-	-	-	-	-
Central-Chernozemny region	-	-	-	-	-	-	-	-	-	-
Povolzhsky region	-	-	-	-	-	-	-	-	-	-
North-Caucasian region	-	-	-	-	-	-	-	-	-	-
Ural region	-	-	-	-	-	-	-	-	-	-
West-Siberian region	-	-	-	-	-	-	-	-	-	-
East-Siberian region	-	-	-	-	-	-	-	-	-	-
Far-Eastern region	-	-	-	-	-	-	-	-	-	-
External market	-	-	-	-	-	-	-	-	-	-
TOTAL:	*479210*	*541889*	-	*5781*	-	-	*2796*	*31824*	*482006*	*579494*

In compliance with PBU Accounting Rules 7/98 "Event after the Reporting Date" OJSC PTN made entries in its accounts, that essentially influenced the results of financial activities, viz.:

1. The authorized capital was increased by 121,023 thousand roubles as a result of shares conversion, and the reports on the results of the securities issue were registered in compliance with the order of the Federal Commission for Securities Market of Russia dated 28.02.2001,

Receipts Prime cost Financial result Assets Liabilities

1999 2000 1999 2000 1999 2000 1999 2000 1999 2000

Information on communication services

PTN 1316126 1772760 836916 1230871 479210 573280 5183713 6288085 1644233 287340

MTS - 18324 - 12543 - 5781 - 1295596 - 1295596

Rural Telephone Networks - - - - - - - - - -

Other, incl. 54510 36684 51714 4860 2796 433 101657 101657

Social sphere 878 1197 710 1193 168 3 - - - -

Transportation services 36488 1286 34884 944 1604 342 - - - -

Current repairs 17144 2228 16120 2331 1024 (-103) - - - -

Telegraph - 583 - 392 - 191 - 101657 - 101657

Lease of property - 31364 - - - - - - - - -

Agency - 26 - - - - - - - -

Information on other activity

TOTAL: 1370636 1827768 888630 1248274 482006 579494 5183713 7685338 1644233 1684593

Table No. 9

Information by Geographic Segments

thousand roubles

RETURNS PTN MTS Rural Telephone Networks Information on other activity TOTAL

1999 2000 1999 2000 1999 2000 1999 2000 1999 2000

Northern region

North-Western region 1316126 1772760 - 18324 - - 54510 36684 1370636 1827768

Central region - - - - - - - - - -

Volgo-Vyatsky region - - - - - - - - - -

Central-Chernozemny region - - - - - - - - - -

Povolzhsky region - - - - - - - - - -

North-Caucasian region - - - - - - - - - -

Ural region - - - - - - - - - -

West-Siberian region - - - - - - - - - -

East-Siberian region - - - - - - - - - -

Far-Eastern region - - - - - - - - - -

External market - - - - - - - - - -

TOTAL: 1316126 1772760 - 18324 - - 54510 36684 1370636 1827768

-

5 Sergey Vladimirovich Soldatenkov member of the Board of Directors - -

-

6 Sergey Ivanovich Kuznetsov member of the Board of Directors - - -

7 Valery Nikolayevich Yashin member of the Board of Directors - - -

8 Yury Alexandrovich Bilibin member of the Board of Directors - - -

9 Dmitry Vladimirovich Levkovsky member of the Board of Directors - -

-

10 Alexandr Lvovich Belyakov member of the Management Board - - -

11 Vladimir Ilyich Rusin member of the Management Board - - -

12 Grigory Borisovich Chernyak member of the Management Board - - -

13 Igor Fyodorovich Golikov member of the Management Board - - -

14 Maya Mikhaylovna Semchenkomember of the Management Board - - -

15 Igor Nikolayevich Samylin member of the Management Board - - -

16 Delta Telecom CJSC OJSC PTN controls over 20% of the votes in the authorized capital of the organization 17,125298.82 - 2) in compliance with the contractual terms

17 Neva Kabel CJSC OJSC PTN controls over 20% of the votes in the authorized capital of the organization - - -

18 PJSC St. Petersburg Telecommunication Centre OJSC PTN controls over 20% of the votes in the authorized capital of the organization 1,099,687.50 - 1) shares were acquired as a result of succession

19 U Krasnogo Mosta CJSC OJSC PTN controls over 20% of the votes in the authorized capital of the organization - - -

20 Petroservice LLC OJSC PTN controls over 20% of the votes in the authorized capital of the organization - - -

21 Polycomp LLC OJSC PTN controls over 20% of the votes in the authorized capital of the organization - - -

22 Medexpress ICJSC OJSC PTN controls over 20% of the votes in the authorized capital of the organization 20,763,063.20 - 1) market price determined as in cl. 2 of article 77 of Federal Law On Joint-Stock Companies

23 AMT LLC OJSC PTN controls over 20% of the votes in the authorized capital of the organization 3,600,000.00 - 1) succession

24 Telecominvest Open Joint-Stock Company OJSC PTN controls over 20% of the votes in the authorized capital of the organization

11,999,951.00 - 1) succession

25 Octagon Technologies CJSC OJSC PTN controls over 20% of the votes in the authorized capital of the organization 2217.60- 1) succession

26 OJSC Investment Communication Company OJSC PTN controls over 20% of the votes in the authorized capital of the organization - - -

TOTAL FOR TRANSACTIONS FROM CONTRIBUTION TO THE AUTHORIZED CAPITAL 37464919.30 - -

TOTAL FOR TRANSACTIONS FROM SALE OF COMMUNICATION SERVICES 17,125298.82 - -

TOTAL FOR TRANSACTIONS FROM OTHER SALES - - -

V. Information by segments

Table No. 8

Information by Operation Segments

thousand roubles

o Depreciation of low-value and high-wear items transferred to production or operation shall be calculated by the percentage method of charging the wear in the amount of 100% of the value during the transfer for operation.

9. Creating doubtful debt reserves (ground: cl. 70 of the Provisions on Accounting).
The Company does not form any doubtful debt reserves.

10. Making up the list of reserves of forthcoming expenses and payments (ground: cl. 72 of the Provisions on Accounting).
The Company forms a reserve for repairs of fixed assets (account 89).

IV. Information on Affiliated Parties

Table No. 5
Subsidiaries and Associate Companies Controlled by the Company

No.	Name	Nature of relations
1	Petroservice LLC	direct control, OJSC PTN is a promoter
2	AMT LLC	direct control, OJSC PTN is a promoter (assigned on a succession basis)
3	Polycomp LLC	direct control, OJSC PTN is a promoter
4	PJSC St. Petersburg Telecommunication Centre	direct control, OJSC PTN is a promoter
5	CJSC NEVA KABEL	direct control, OJSC PTN is a promoter
6	Commercial Television and Radio CJSC	direct control, OJSC PTN is a promoter
7	Medexpress CJSC	direct control, OJSC PTN is a promoter
8	Octagon Technologies CJSC	direct control, OJSC PTN is a promoter (assigned on a succession basis)
9	U Krasnogo Mosta CJSC	direct control, OJSC PTN is a promoter
10	Telecominvest Open Joint-Stock Company	direct control, OJSC PTN is a promoter
11	Delta Telecom CJSC	direct control, OJSC PTN is a promoter
12	Dancell CJSC	direct control, OJSC PTN is a promoter

Table No. 6
Organizations Controlling the Company

No.	Name	Nature of relations
1	Investment Communication Company - Open Joint-Stock Company	Direct control (over 50% of votes)

Table No. 7
Information on Affiliated Parties
(by types of operations)

No.	Affiliated party	Nature of relations with the affiliated party	Volume of transacted operations	Volume of operations, that have not been completed by the end of the year	Price determination method
1. contribution to the authorized capital 2. sale of communication services					
1	Yury Javadovich Khazarchiyev	member of the Board of Directors	-	-	-
2	Irina Mikhailovna Ragozina	member of the Board of Directors	-	-	-
3	Anton Igorevich Osipchuk	member of the Board of Directors	-	-	-
4	Stanislav Nikolayevich Panchenko	member of the Board of Directors	-	-	

statement made up.

3. Methods of charging depreciation on fixed assets (ground: clause 4.2 of PBU Accounting Rules 6/97 "Fixed Assets Accounting")

The linear method shall be used for retirement of the value of fixed assets objects on the basis of the depreciation charge standards established by the Resolution of the Council of Ministers of the USSR dated 22.10.90 No. 1072 "On the Unified Standards of Depreciation Charges for Full Restoration of Fixed Assets in the National Economy of the USSR".

4. Accounting of the expenses for repairs of fixed production assets (ground: clause 10 of the Provisions on Costs Composition; clauses 65.72 of the Provisions on Accounting).

To ensure a uniform inclusion of costs of especially complex and expensive repairs of fixed production assets in the prime cost of products (jobs or services), the Company shall create a fund for overhaul for 2000 and record the deductions to the repairs fund, determined based on the balance value of fixed production assets and deduction standards approved by the General Manager.

5. Methods of intangible assets depreciation (ground: cl. 56 of the Provisions on Accounting).

The value of intangible assets shall be retired by charging depreciation deductions by the uniform (linear) method on the basis of the standards established for each object of intangible assets depending on the time of use established by the contract or on the basis of an expert evaluation of obsolescence time, carried out by a commission appointed by the General Manager of OJSC PTN. If the object's efficient use period cannot be determined fairly, the period of 10 years shall be established.

6. Creating a reserve against depreciation of investment in securities (ground: cl. 45 of the Provisions on Accounting; cl. 3.5 of the Procedure for Recording Operations with Securities, approved by the Order of the Ministry of Finance of Russia dated 15.01.97 No. 2).

o The Company did not create any reserves against depreciation of investment in securities.

7. Evaluation of materials by their types when issuing them for production and in other kinds of withdrawal (ground: cl. 15 of PBU Accounting Rules 5/98 "Accounting of Inventories"; cl. 58 of the Provisions on Accounting and Reporting in the Russian Federation, approved by the Order of the Ministry of Finance of Russia, of 29.07.98, No. 34n).

o Materials shall be recorded on account 10 "Materials" according to the actual prime cost.

o When issuing materials for production and in other kinds of withdrawal, they are evaluated at the average value.

o A respective statement of the materials planned application shall serve as the document confirming that they are to be used in production and that it is appropriate to write off materials of general economic application to the prime cost of services.

o Account 10 "Materials", sub-account "Spare Parts", shall serve to record recyclable waste of low-value and high-wear items and fixed assets that become disabled in the course of operation.

8. Charging depreciation of low-value and high-wear items transferred to production or operation (ground: cl. 23 of PBU Accounting Rules 5/98 "Accounting of Inventories"; cl. 51 of the Provisions on Accounting).

191186 implementing investment programmes and projects in the field of international and domestic communication facilities 24.90% 24.90%

11 Delta Telecom CJSC 22 ul. B. Morskaya, St. Petersburg, Russia, 191186 Cellular communication services 43.12% 24.17%

12 Dancell CJSC 51, Baltiyskaya ul., St. Petersburg, 198092 Being liquidated 23.65% 23.65%

The data have been provided taking into account the merger

Table No. 3

Shares of OJSC PTN owned by subsidiaries and affiliates

Number of shares	Type of shares	Face value of shares	Shares owned by subsidiaries	affiliates
65994	common	65,994.00		Telecominvest Open Joint-Stock Company
260	preferred	260.00		
7050	common	7,050.00	North-West Telecombank CJSC	
0	preferred	0.00		
3,349,092	common	3,349,092.00	AMT LLC	-
216598	preferred	216598.00		

The data have been provided taking into account the merger

Table No. 4

Shares owned by the Joint-Stock Company	Type of shares	Number of shares	Face value of shares
-	-	-	-

There are no shares owned by the Company itself.

III. Basic provisions of the Company's accounting policy for the period under report.

1. The Company shall determine the method of determining the receipts from sales of jobs and provision of services for the purposes of taxation, based on the fact of provision of services (performance of jobs), shipment of goods (products) and presentation of invoices.

2. Inventory of Assets and Liabilities

To ensure reliability of the data of accounting and reporting of the Company, an inventory of assets and financial obligations shall be carried out in compliance with the Order No.49 of the Ministry of Finance of 13.06.95

An inventory shall be held in the following cases:

1) leasing out, redemption, sale of property;

2) prior to making up the annual accounts and reports;

3) in case of replacement of officials responsible for inventories;

4) if any facts of theft, abuse of or damage to the assets are revealed;

5) in case of a natural calamity, fire or any other extraordinary situations caused by any extreme conditions;

6) in case of re-organization or liquidation of the organization;

7) in other cases provided for by the legislation of Russia.

Any disagreements between the actual availability of assets and the data of accounting, revealed in the course of the inventory, shall be recorded on accounts according to the generally accepted procedure.

A check of financial documents shall be accompanied by their full inventory with a respective

*Member of the Board of Directors - 6000.00 roubles - -
6000.00 roubles*

*A.I.Osipchuk Member of the Board of Directors - 6000.00 roubles -
- 6000.00 roubles*

*S.N. Panchenko Member of the Board of Directors - 6000.00 roubles -
- 6000.00 roubles*

*I.M.Ragozina Member of the Board of Directors - 6000.00 roubles -
- 6000.00 roubles*

*Yu.D.Khazarchiyev Member of the Board of Directors - 6000.00 roubles -
- 6000.00 roubles*

*V.N. Yashin Member of the Board of Directors - 6000.00 roubles - -
6000.00 roubles*

*S.V. Soldatenkov General manager 333242.54 roubles 263,719 roubles -
242,119 roubles 839080.91 roubles*

*A.L.Belyakov member of the Management Board 82,760.82 roubles 92,619
roubles - 56260.88 roubles 231640.70 roubles*

*I.F.Golikov member of the Management Board 154104.81 roubles 211,111
roubles - 77,104.91 roubles 442320.72 roubles*

*V.I. Rusin member of the Management Board 188256.53 roubles 271,787 roubles
- 120209.77 roubles 580253.30 roubles*

*I.N.Samylin member of the Management Board 147063.35 roubles 242,174
roubles - 166204.47 roubles 555441.82 roubles*

*M.M. Semchenko member of the Management Board 140504.28 roubles 115,309
roubles - 42601.22 roubles 298414.50 roubles*

*G.B. Chernyak member of the Management Board 173828.57 roubles 321,708
roubles - 123499.80 roubles 619036.37 roubles*

Total for 2000 3614188.32 roubles

Table No. 2

*No. Organizations with participation of OJSC PTN Place of business: Area of activities
Share in authorised capital Percentage of voting shares*

Subsidiaries (more than 50% in the authorized capital)

*1 Petroservice LLC RPK Petrovskoye recreation center, p. Petrovskoye, Petrovskaya volost, Priozersky rayon, Leningrad Oblast, 188732 Being liquidated 100.00%
100.00%*

*2 AMT LLC k.201, d.14, Sinopskaya nab., St. Petersburg 193167 Consulting services
100.00% 100.00%*

*3 Polycomp LLC 24 ul. Bolshaya Morskaya, St. Petersburg, 191186 Printing
90.00% 90.00%*

4 PJSC St. Petersburg Telecommunication Centre 24, pr. Bolshevikov, St. Petersburg, 193232 Communication specialists training 51.88% 51.88%

Affiliates (from 20% to 50% in the authorized capital)

*5 CJSC NEVA KABEL 8 proyezd, 9 kvartal, Promzona Parnas, St. Petersburg, 194292
Production and sales of telephone cables 48.97% 48.97%*

6 Commercial Television and Radio CJSC 3, Academician Pavlov ul., St. Petersburg, 197022 Being liquidated 40.00% 40.00%

7 Medexpress CJSC 11 ul. Ziny Portnovoy, St. Petersburg, 191207 Voluntary insurance services 34.57% 34.57%

8 Octagon Technologies CJSC pom. 12-H, 29, Ligovsky pr., St. Petersburg, 193036 No operations 26.40% 26.40%

9 U Krasnogo Mosta CJSC d.71/16, nab. r. Moiky, St. Petersburg 191186 Public catering services 25.00% 25.00%

10 Telecominvest Open Joint-Stock Company 24 ul. Bolshaya Morskaya, St. Petersburg,

Explanatory Note to Accounts and Reports for the Year 2000

EXPLANATORY NOTE TO ACCOUNTS AND REPORTS FOR THE YEAR 2000

1. Contents of the annual accounting report

1 Form No.1 Accounting Balance Sheet

2 Form No. 2 Profit and Loss Report

3 Form No. 3 Capital Change Report

4 Form No. 4 Cash Flow Report

5 Form No. 5 Appendix to the Accounting Balance Sheet

6 Explanatory Note to Accounts and Reports for the Year 2000

7 Auditors' Opinion

2 Structure and Basic Areas of the Organization's Business

1 Information on the Company

o OPEN JOINT-STOCK COMPANY PETERSBURG TELEPHONE NETWORK

o OJSC PTN

o TIN (Taxpayers Identification Number 7808020593)

o Registered by the Registration Chamber of the St. Petersburg Mayor's Office on May 6th, 1993, Resolution No. 3381,

Certificate of State Registration No. 2717, License of the Ministry of Communication of the Russian Federation No. 3075, 3166, 3174

o 24 ul. Bolshaya Morskaya, St. Petersburg, 191186

o Register holder: The St. Petersburg branch of National Registration Company CJSC

26 1-ya Krasnoarmeyskaya ul., St. Petersburg, 198005, Tekhnologicheskaya underground station, 198005; Tel.: 812/251-81-38,251-76-65, 251-63-45,316-30-18

license No. 01014 of March 19, 1996

o - Auditors

ARTHUR ANDERSEN

5 Italyanskaya ul., St.Petersburg, 191011. Tel. 812/3258625 fax 812/325,8626

license No. 006000 of July 18, 2000

o The total number of Company employees as of 31.12.2000 was 9834

2 Company's Business for the Year under Report

In 2000 there were changes in the authorized capital of the Company, caused by the merger with OJSC MMT and CJSC Telegraph, which caused an increase of the authorized capital by 121023 thousand roubles.

Table No. 1

Full name Position Salary Bonuses Remuneration to Members of the Management Board Other paymentsPaid, total

Yu.A. Bilibin Member of the Board of Directors - 6000.00 roubles - - 6000.00 roubles

S.I. Kuznetsov Member of the Board of Directors - 6000.00 roubles - - 6000.00 roubles

D.V.Levkovsky

Material expenses,	610	306,319	390,306
Expenses for wages	620	261,223	184,483
Deductions for social needs	630	100,971	70,728
Depreciation	640	252,144	211,063
Other expenses	650	331,408	52,371
Total for elements of expenses	660	1,252,065	908,951
Balance change (accretion [+], reduction [-]): *of construction-in-progress*	670		
of deferred expenses	680		
of forthcoming expenses reserves	690		

7. SOCIAL INDICES

Index	Line code	Due according to calculation	Spent	Transfers to funds
1	2	3	4	5
Deductions to the state off-budget funds:				
to the Social Insurance Fund	710	20,231	9,133	10,283
to the Pension Fund	720	98,976	-	95,012
to the Employment Fund	730	5,123	-	4,771
for Medical Insurance	740	12,208	-	10,969
Deduction to non-government pension funds	750		x	

Deduction *to non-government pension funds*	750	
Insurance premiums under voluntary pension insurance policies	755	
Average personnel number	760	9,403
Monetary payments and incentives, not connected with manufacturing products, doing jobs or rendering services	770	66,546
Income on shares and investment in the property of the organization	780	1,830

profitable investment in stocks of materials and capital equipment	398		
For reference: Indexing result upon revaluation of fixed assets:			
initial (replacement) value	401	1,227,418	
depreciation	402	129,061	
Pledged property	403	-	-
Value of depreciable property, for which no depreciation is charged total,	404		
including: intangible assets	405		
fixed assets	406		

4

Index	Line code	Balance as of the start of the year under report	Charged (formed)	Used	Balance as of the end of the year under report
1	2	3	4	5	6
Own funds of the organization - total	410	7,508	226,826	224,645	9,689
including:					
profit remaining at the disposal of the organization	411				
Borrowed funds total	420	1,102	82,753	15,537	66,318
including:					
bank credits	421	-	-	-	-
loans from other organizations	422	-	70,328	15,535	54,793
share participation in construction	423	-	-	-	-
from the budget	424	1,102	425	2	1,525
from off-budget funds	425	-	-	-	-
other	426	-	-	-	-
Total own and borrowed funds (sum of lines 410 and 420)	430	8,610	297,579	240,182	66,007
For reference:					
Construction-in-progress	440	275,418	297,804	345,187	228,035
Investment in subsidiaries	450	57	5,628	52	5,633
Investment in affiliates	460	13,630	47,026	14,604	46,052

5. FINANCIAL INVESTMENT

Index	Line code	Long-term		Short-term	
		as of the start of the year under report	as of the end of the year under report	as of the start of the year under report	as of the end of the year under report
1	2	3	4	5	6
Shares of other organizations	510	19,904	59,781	-	-
Bonds and other debentures	520	-	-	13,475	80,867
Provided loans	530	-	20,922	60	5,763
Other	540	-	5,434	-	-
For reference: Bonds and other securities at the market value	550	-	-	-	-

6. NORMAL OPERATION EXPENSES

Index	Line code	For the year under report	For the previous year
1	2	3	4

including rights arising: from authorship agreements and other agreements covering works of science, literature, art and objects of neighbouring rights, for computer programmes, data bases, etc.	311	11,247	32,960	3,420	40,787
from patents for inventions, industrial designs, selection achievements, from certificates for useful models, trademarks and service marks or from license agreements for their use	312	-	153	-	153
from know-how rights	313	-	-	-	-
Rights to the use of separate natural objects	320	-	-	-	-
Re-organization expenses	330	-	-	-	-
Goodwill of the organization	340	-	-	-	-
Other	349	31,382	14,434	41,788	4,028
Total (sum of lines 310 + 320 + 330 + 340 + 349)	350	42,629	47,547	45,208	44,968
II. FIXED ASSETS					
Land plots and nature management sites	360	2,930	2,261	483	4,708
Buildings	361	2,547,270	344,945	24,816	2,867,399
Facilities	362	2,099,299	110,175	494	2,208,980
Machines and equipment	363	3,433,677	732,372	5,481	4,160,568
Transport facilities	364	16,326	13,196	879	28,643
Production and economic implements	365	8,272	13,804	183	21,893
Work stock	366	-	-	-	-
Productive livestock	367	-	-	-	-
Perennial plantations	368	-	-	-	-
Other types of fixed assets	369	102	10,819	17	10,904
Total (sum of lines 360 -369)	370	8,107,876	1,227,572	32,353	9,303,095
including: production assets	371	8,007,653	1,202,804	24,116	9,186,341
non-production assets	372	100,223	24,768	8,237	113,754
III. PROFITABLE INVESTMENT IN STOCKS OF MATERIALS AND CAPITAL EQUIPMENT					
Property for leasing out	381				
Property provided under a hire contract	382				
Other	383				
Total (sum of lines 381 - 383)	385				

INFORMATION TO SECTION 3

Index	**Line code**	***Balance as of the start of the year under report***	***Balance as of the end of the year under report***
1	2	3	4
From line 371, columns 3 and 6: leased out total	387	22,117	84,284
including: buildings	388	20,499	83,340
facilities	389	944	944
	390	674	-
	391		
laid up	392	-	-
Wear of depreciable property:			
intangible assets	393	4,770	8,867
fixed assets - total	394	2,902,890	3,404,989
including: buildings and facilities	395	1,458,044	1,715,002
machines, equipment, transport facilities	396	1,441,189	1,679,867
other assets	397	3,657	10,120

received,	250	-	-	-	-
including those from third parties	251	-	-	-	-
issued,	260	-	-	-	-
including those to third parties	261	-	-	-	-

INFORMATION TO SECTION 2

Index	Line code	Balance as of the start of the year under report	New liabilities	Repaid liabilities	Balance as of the end of the year under report
1	2	3	4	5	6
1) Flow of bills					
Issued bills	262	-	-	-	-
including overdue ones	263	-	-	-	-
Received bills	264	-	-	-	-
including overdue ones	265	-	-	-	-
2) Debts receivable for supplied products (work or services) at the actual prime-cost	266	-	-	-	-

3) List of debtor organizations with the maximum debts

Organization	Line code	Balance as of the end of the year under report	
		total	including those lasting over 3 months
1	2	3	4
agricultural enterprises	270	-	-
budgetary organizations	271	32,684	432
Ministry of the Interior, Board of the Interior	272	7,681	51
individuals	273	245,816	1,232
administration	274	457	-
Federal Agency of Government Communication and Information	275	4,972	-
industry	276	92,395	2,482
institutions of the Ministry of Defence	277	12,937	-
television and radio companies	278	30,177	7,750
	279		

4) List of creditor organizations with the maximum debts

Organization	Line code	Balance as of the end of the year under report	
		total	including those lasting over 3 months
1	2	3	4

3. DEPRECIABLE PROPERTY

Index	Line code	Balance as of the start of the year under report	Received (introduced)	Withdrawn	Balance as of the end of the year under report
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Rights to objects of intellectual (industrial) property	310	11,247	33,113	3,420	40,940

APPENDIX TO THE ACCOUNTING BALANCE SHEET

		Codes
	Form No.5 under OKUD	0710005
for the year **2000**	Date (year, month, day)	
Organization: **OJSC Petersburg Telephone Network**	under OKPO	01166228
Taxpayer Identification Number	TIN	7808020593
Area of business: **communication**	under OKDP	52300/72200
Organizational & Legal form/Form of Ownership: **Public Company**	under OKOPF/OKFS	-
Unit of measurement: **thousand roubles**	under OKEI	

1. BORROWED FUNDS FLOW

Index	Line code	Balance as of the start of the year under report	Received	Repaid	Balance as of the end of the year under report
1	2	3	4	5	6
Long-term credits,	110	3,599	6,460	10,059	-
including outstanding ones	111	-	-	-	-
Long-term loans,	120	332	77,054	17,232	60,154
including outstanding ones	121	-	-	-	-
Short-term credits,	130	32,400	83,588	35,988	80,000
including outstanding ones	131	-	-	-	-
Short-term loans	140	-	-	-	-
including outstanding ones	141	-	-	-	-

2. DEBTS RECEIVABLE AND ACCOUNTS PAYABLE

Index	Line code	Balance as of the start of the year under report	New liabilities	Repaid liabilities	Balance as of the end of the year under report
1	2	3	4	5	6
Debts receivable:					
short-term accounts	210	355,839	9,918,125	9,415,498	858,466
including overdue ones	211	21,485	5,612	15,150	11,947
including those in excess of 3 months	212	21,485	5,612	15,150	11,947
long-term accounts	220	108,917	163,982	180,722	92,177
including overdue ones	221	-	-	-	-
including those in excess of 3 months	222	-	-	-	-
from line 220 debts, payment under which is expected in more than 12 months after the date under report	223	108,917	163,982	180,722	92,177
Accounts payable:					
short-term accounts	230	247,162	4,977,052	4,702,725	521,489
including overdue ones	231	31,442	-	31,442	-
including those in excess of 3 months	232	-	-	-	-
long-term accounts	240	1,301,505	-	300,350	1,001,155
including overdue ones	241	-	-	-	-
including those in excess of 3 months	242	-	-	-	-
from line 240 debts, payment under which is expected in more than 12 months after the date under report	243	1,301,505	-	300,350	1,001,155
Collaterals:					

organization		
handed over to the bank from the cash office of the organization	296	147,660

CASH FLOW REPORT

	Codes
Form No.4 under OKUD	0710004
Date (year, month, day)	
under OKPO	01166228
TIN	7808020593
under OKDP	52300/72200
under OKOPF/OKFS	-
under OKEI	

for the year **2000**
Organization: **OJSC Petersburg Telephone Network**
Taxpayer Identification Number
Area of business: **communication**
Organizational & Legal form/Form of Ownership: **Public Company**

Unit of measurement: **thousand roubles**

Index	Line code	Amount	Including		
			current operation	investment operation	financial operation
1	2	3	4	5	6
1. Cash balance as of the start of the year	010	39,125	x	x	x
2. Total received cash	020	2,610,375	2,405,362	164,009	41,004
including:					
returns from sales of goods, products, works and services	030	1,516,238	1,516,238	x	
returns from sales of fixed assets and other property	040	61,459	473	53,453	7,533
advance payments received from buyers (customers)	050	100,146	100,146	x	
budget allocations and other target funding	060	1,344	1,344	-	-
free of charge	070	-	-	-	-
received credits	080				
received loans	085				
dividends and interest on finance investment	090	4,764	x	1,293	3,471
other receipts	110	844,096	775,161	38,935	30,000
3. Total allotted cash	120	2,510,175	1,664,716	412,222	24,000
including:					
that for payment for acquired goods, works and services	130	478,627	449,185	29,442	-
for wages	140	327,853	x	x	x
deductions to state off-budget funds	150	121,035	x	x	x
for issue of imprests	160	3,651	3,651	-	-
for issue of advance payments	170	189,230	126,397	62,834	-
for payment of share participation in construction	180	-	x	-	x
for payment for machines, equipment and transport facilities	190	252,442	x	252,442	x
for finance investment	200	24,000	-	24,000	-
for payment of dividends and interest on securities	210	9,925	x	9,925	-
for settlements with the budget	220	492,110	492,110	x	-
for payment of interest and the principal amount on received credits and loans	230	91,258	40,928	50,330	-
other payments, transfers, etc.	250	521,560	514,310	7,250	-
4. Balance of cash as of the end of the period under report	260	137,809	x	x	x
For reference: from line 020: received in down payment (except for the data for line 100) - total	270	137,166			
including that for settlements:					
with corporations	280	44,893			
with individuals	290	92,273			
including that with the use of:					
cash registers	291	91,593			
strict accounting forms	292	680			
Available cash					
received from the bank to the cash office of the	295	22,530			

		From the budget		**From off-budget funds**	
		for the year under report	**for the previous year**	**for the year under report**	**for the previous year**
		3	4	5	6
2) Received for:					
normal operation expenses total	160				
Capital investment in non-circulating assets	170				

CAPITAL CHANGES REPORT

	Codes
Form No.3 under OKUD	0710003
Date (year, month, day)	
under OKPO	01166228
TIN	7808020593
under OKDP	52300/72200
under OKOPF/OKFS	-
under OKEI	

for the year **2000**
Organization: **OJSC Petersburg Telephone Network**
Taxpayer Identification Number
Area of business: **communication**
Organizational & Legal form/Form of Ownership: **Public Company**

Unit of measurement: **thousand roubles**

Index	Line code	Balance as of the start of the year	Received in the year under report	Spent (used) in the year under report	Balance as of the end of the year
1	2	3	4	5	6
I. Capital					
Authorized capital	010	466,475	121,023	-	587,498
Added capital	020	4,674,765	951,032	622,907	4,975,890
Reserve fund	030	-	4,610	-	4,610
	040				
Retained profit of previous years total	050	91,852	-	91,852	-
Social sphere fund	060	52,736	2,740	-	55,476
Target funding and receipts total	070	1,102	1,344	922	1,524
	080				
Total for section I	079	5,258,828	1,456,676	714,759	6,000,745
II. Reserves of forthcoming expenses total	080				
Total for section II	089				
III. Estimate reserves total	090				
Total for section III	099				
IV. Change of Capital					
Amount of capital as of the start of the period under report	100				
Capital increase - total	110				
including: that through: extra stock issue	111				
assets re-evaluation	112				
property accretion	113				
corporation re-organization (merger, affiliation)	114				
income included directly in capital increase according to the accounting rules	115				
Capital reduction total	120				
including: that through:¬ reducing the shares face value	121				
reducing the number of shares	122				
corporation re-organization (separation, split-off)	123				
expenses included directly in capital decrease according to the accounting rules	124				
Amount of capital as of the end of the period under report	130				

INFORMATION

Index	Line code	Balance as of the start of the year	Balance as of the end of the year
1	2	3	4
1) Net assets	150	4,636,736	6,000,745

		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties and forfeits, acknowledged, or with a court (arbitration) recovery award	210	642	39	430	2
Profit (loss) of previous years	220	147,914	13,918	571	15,087
Indemnification for losses inflicted by failure to fulfil or to fulfil duly the obligations	230	417	84		
Exchange rates of foreign currency transactions	240	80,471	110,162	47,670	390,456
Reduction of inventory cost as of the end of the period under report	250				
Writing off accounts receivable and payable with expired limitation period	260	15,844	8,818	30	2,021

PROFIT AND LOSS REPORT

		Codes
	Form No.2 under OKUD	0710002
for the year **2000**	Date (year, month, day)	
Organization: **OJSC Petersburg Telephone Network**	under OKPO	01166228
Taxpayer Identification Number	TIN	7808020593
Area of business: **communication**	under OKDP	52300/72200
Organizational & Legal form/Form of Ownership: **Public Company**	under OKOPF/OKFS	-
Unit of measurement: **thousand roubles**	under OKEI	

"on shipment"

Index	Line code	For the period under report	For the same period of the previous year
1	2	3	4
I. Income from and expenses for normal activities			
(Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)	010	1,827,768	1,370,636
Including that from communication services	011	1,791,667	1,316,126
	012		
	013		
	014		
Prime cost of sold goods, products, works and services	020	(1,248,274)	(888,630)
Including that from communication services	021	1,243,806	836,916
	022		
	023		
Gross profit	029	579,494	482,006
Commercial expenses	030	(3,791)	(9,876)
Management expenses	040	-	-
Profit (loss) from sales (lines (010-020-030-040))	050	575,703	472,130
II. Operating income and expenses			
Interest receivable	060	3,471	264
Interest payable	070	(83,812)	-
Income from participation in other organizations	080	1,293	1,311
Other operating income	090	7,432	65,357
Other operating expenses	100	(23,845)	91,365
III. Income and expenses from sources other than sales			
Income from sources other than sales	120	294,767	104,507
Expenses for purposes other than sales	130	(209,781)	(432,350)
Profit (loss) before taxes¬(lines 050 + 060 - 070 + 080 + 090 - 100 +120 -130)	140	565,228	119,854
Tax on profit, and other similar obligatory fees	150	(187,957)	(28,002)
Profit (loss) from normal activities	160	377,271	91,852
IV. Extraordinary income and expenses			
Extraordinary income	170	-	-
Extraordinary expenses	180	-	-
Net profit (retained profit (loss) of the period under report) (lines (160 + 170 - 180))	190	377,271	91,852
For reference Dividend per share On preferred	201		
on common shares	202		
Amounts of dividend per share expected in the next year under report On preferred	203		
on common shares	204		

Explanation of profit and loss items

Index	Line code	For the period under report	For the same period of the previous year

STATEMENT OF VALUABLES ACCOUNTED ON OFF-BALANCE ACCOUNTS

Index	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
Leased fixed assets (001)	910	487	170,625
including those under leasing	911	-	-
Inventories accepted for custody (002)	920	70	31
Goods accepted for commission (004)	930	122	32
Insolvent debtors' indebtedness written-off to loss (007)	940	958	9,216
Received liability and payment collaterals (008)	950	-	-
Collaterals of liabilities and payments issued (009)	960	-	-
Wear of residential fund (014)	970	15,557	15,557
Wear of external improvements and other similar facilities (015)	980	-	-
Strict accounting forms	990	805	1,127

other debtors	246	74,600	102,207
Short-term financial investments (56,58,82)	250	13,535	86,630
loans to organizations for less than 12 months	251	60	5,763
own shares purchased from the shareholders	252	-	-
other short-term financial investments	253	13,475	80,867
Monetary funds	260	39,843	151,256
cash on hand (50)	261	125	622
settlement accounts (51)	262	38,922	132,635
currency accounts (52)	263	74	4,552
other monetary funds (55, 56, 57)	264	722	13,447
Other current assets	270	-	-
	271	-	-
TOTAL Section II	290	576,604	1,360,005
BALANCE (sum of lines 190 + 290)	300	6,282,071	7,685,338

LIABILITIES	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized capital (85)	410	466,475	587,498
Added capital (87)	420	4,647,765	4,975,890
Reserve capital (86)	430	-	4,610
reserve funds formed in accordance with the laws	431	-	4,610
reserve funds formed in accordance with the by-laws	432	-	-
Social Fund (88)	440	52,736	55,476
Target financing and proceeds (96)	450	-	-
	451	-	-
	452	-	-
Retained profit for previous years (88)	460	91,852	-
Uncovered loss for previous years (88)	465	(470,865)	-
Expenses of previous years not covered by funding	466	(151,227)	-
Retained profit for the year under report (88)	470	-	377,271
Uncovered loss for the year under report (88)	475	-	-
	476	-	-
TOTAL Section III	490	4,787,963	6,000,745
IV. LONG-TERM LIABILITIES			
Loans and credits (92,95)	510	3,931	60,154
loans from banks to be repaid in over 12 months after the reporting date	511	3,599	-
borrowings to be repaid in over 12 months after the reporting date	512	332	60,154
Other long-term liabilities	520	1,301,505	1,001,155
TOTAL Section IV	590	1,305,436	1,061,309
V. SHORT-TERM LIABILITIES			
Loans and credits (90,94)	610	88,511	84,187
loans from banks to be repaid within 12 months after the reporting date	611	32,400	80,000
borrowings to be repaid within 12 months after the reporting date	612	56,111	4,187
Accounts payable	620	247,162	521,489
suppliers and contractors (60,76)	621	113,002	190,306
notes payable (60)	622	-	-
debts to subsidiary and associate companies (78)	623	-	-
wage arrears (70)	624	3,785	17,587
indebtedness to state out-of-the-budget funds (69)	625	3,110	9,499
budgetary indebtedness (68)	626	24,878	62,804
advances received (64)	627	24,964	66,967
other creditors	628	77,423	174,326
Indebtedness to participants (founders) on income payment (75)	630	3,124	16,084
Deferred income (83)	640	1,102	1,524
Reserves for forthcoming costs (89)	650	-	-
Other short-term liabilities	660	-	-
TOTAL Section V	690	339,899	623,284
BALANCE (sum of lines 490 +590 +690)	700	6,433,298	7,685,338

	390		-
	391		
laid up	392	-	-
Wear of depreciable property:			
intangible assets	393	8,867	11,907
fixed assets - total	394	3,404,989	3,620,486
including: buildings and facilities	395	1,715,002	1,936,998
machines, equipment, transport facilities	396	1,679,867	1,682,347
other assets	397	10,120	11,141
profitable investment in stocks of materials and capital equipment	398		
For reference: Indexing result upon revaluation of fixed assets:			
initial (replacement) value	401		
depreciation	402		
Pledged property	403		
Value of depreciable property, for which no depreciation is charged total,	404	330,800	1,161,424
including: intangible assets	405	3,303	245
fixed assets	406	327,497	1,161,179

4

Index	**Line code**	**Balance as of the start of the year under report**	**Charged (formed)**	**Used**	**Balance as of the end of the year under report**
1	2	3	4	5	6
Own funds of the organization - total	410	9,689	690,812	(700,501)	
including:					
profit remaining at the disposal of the organization	411		152,209	(152,209)	
depreciation of fixed assets	412		272,674	(272,674)	
other (explain)	413	9,689	265,929	(275,618)	
Borrowed funds total	420	56,318	75	(56,393)	
including:					
bank credits	421				
loans from other organizations	422	54,793		(54,793)	
share participation in construction	423				
from the budget	424	1,525	75	1,600	
from off-budget funds	425				
other	426				
Total own and borrowed funds (sum of lines 410 and 420)	430	66,007	690,887	(756,894)	
For reference:					
Construction-in-progress	440	228,035	851,058	(546,655)	532,438
Investment in subsidiaries	450	5,633	8,000		13,633
Investment in affiliates	460	46,052	2	(39)	46,015

5. FINANCIAL INVESTMENT

Index	Line code	Long-term		Short-term	
		as of the start of the year under report	as of the end of the year under report	as of the start of the year under report	as of the end of the year under report
1	2	3	4	5	6
Shares of other organizations	510	59,781	67,684		
Bonds and other debentures	520			80,867	3,786
Provided loans	530	20,922	12,851	5,763	1,700
Other	540	5,434	4,055		350
For reference: Bonds and other securities at the market value	550				

6. NORMAL OPERATION EXPENSES

Index	Line code	For the year under report	For the previous year
1	2	3	4
Material expenses,	610	1,089,256	306,319
including: raw materials	611	53,334	48,676
fuel and energy	612	73,125	64,798
spare parts	613	59,802	17,387
Expenses for wages	620	573,708	261,223
Deductions for social needs	630	204,470	100,971
Depreciation	640	268,343	252,144
Other expenses	650	618,862	319,960
including: taxes included in expenses	651	39,904	37,709
rental	652	44,352	26,677
personnel training and further training	653	7,190	1,734
Total for elements of expenses	660	2,754,639	1,240,617
Balance change (accretion [+], reduction [-]): of construction-in-progress	670	(125)	136
of deferred expenses	680	18,522	1,625
of forthcoming expenses reserves	690		

7. SOCIAL INDICES

Index	Line code	Due according to calculation	Spent	Transfers to funds
1	2	3	4	5
Deductions to the state off-budget funds:				
to the Social Insurance Fund	710	27,596	(11,568)	9,791
to the Pension Fund	720	176,364		178,165
to the Employment Fund	730			
for Medical Insurance	740	22,678		23,483
Deduction to non-government pension funds	750		x	

Index	Line code	Due according to calculation
Deduction to non-government pension funds	750	
Insurance premiums under voluntary pension insurance policies	755	
Average personnel number	760	9,559
Monetary payments and incentives, not connected with manufacturing products, doing jobs or rendering services	770	12,007
Income on shares and investment in the property of the organization	780	

Explanatory Note to Accounts and Reports for the Year 2001

EXPLANATORY NOTE

to Accounts and Reports of the Open Joint-Stock Company

OJSC North-West Telecom for the Year 2001

This Explanatory Note is an integral part of the accounts and reports of the Open Joint-Stock Company North-West Telecom (hereinafter referred to as the Company) for the year 2001, prepared in compliance with the active laws of the Russian Federation.

1. Organization and Areas of Business

· The Company was incorporated in the form of Open Joint-Stock Company and registered by the Registration Chamber of the St. Petersburg Mayor's Office on May 6th, 1993, Resolution No. 3381, Certificate on state registration No. 2717. In compliance with the decision of the General Meeting of the Shareholders of November 28th, 2001, Minutes No.1, the name OAO PTN was changed to OJSC North-West Telecom

- INN (individual tax-payer's No.) 7808020593

- OJSC PTN provides communication services on the basis of the following licenses:

- license No. 3166 for provision of local telephone communication services in the territory of Leningrad Oblast;

- license No. 3075 for provision of local telephone communication and long-distance international communication services (Addendum No. 2) in the territory of St. Petersburg

- license No. 17591 for provision of mobile radiotelephone communication services in the territory of St. Petersburg.

· Place of business and mailing address: 24, ul. Bolshaya Morskaya, St. Petersburg, 191186

· Register holder: The St. Petersburg branch of National Registration Company CJSC, 26 1-ya Krasnoarmeyskaya ul., St. Petersburg, 198005, license No. 01014 of March 19th, 1996.

- Auditors: ANDERSEN CJSC, 5 Italyanskaya ul., St. Petersburg, 191011, license No. 006000 of July 19th, 2000.

- OJSC North-West Telecom has a branch, the Petersburg Telephone Network, in St. Petersburg.

- The General Meeting of the Shareholders (Minutes No.1 of November 28, 2001) took the decision to re-organize OJSC PTN (in compliance with the decision of the General Meeting of the Shareholders of November 28, 2001, Minutes No.1, the name OJSC PTN was changed to OJSC North-West Telecom) in the form of affiliation of the following organizations with OJSC PTN:

- OJSC ARTELECOM of Arkhangelsk Oblast;

- OJSC MURMANELECTROSVYAZ;

- OJSC NOVGORODTELECOM;

- OJSC ELECTROSVYAZ of Pskov oblast;

- OJSC CHEREPOVETSELECTROSVYAZ;

- OJSC ELECTROSVYAZ of Vologda oblast;

- OJSC ELECTROSVYAZ of Kaliningrad oblast;

- OJSC ELECTROSVYAZ of the Republic of Karelia.

- The average number of employees in 2001 was 9,559.

The principal area of the Company and its branches business is provision of local, long-distance/international and documentary communication services to private customers, enterprises and organizations of St. Petersburg, as well as provision and development of extra communication services.

The analysis of proceeds from sales of products (jobs, services) for the years 2001 and 2000 looks as follows:

(thousand roubles)

Index	2001	2000
Returns from sales from primary areas of business	3,951,386.6	1,827,768.0
Income from services all types	3,833,525.3	1,599,945.0
including:		
Long-distance and international telephone communication	1,819,461.1	18,000.0
Income from long-distance connections	1,015,158.5	18,000.0
Income from international connections	787,994.2	
Income from leasing out telephone channels	16,308.4	
Documentary telecommunication	54,603.5	6,942.1
From telegrams	11,977.6	
From channels lease	218.7	
From subscriber telegraphy	21,930.7	
From data transmission	9,048.3	6,942.1
From telematic services and aids	2,656.8	
From transmission of newspaper pages	229.1	
Other income from telecommunications	8,542.3	
Income from city telephone communication	1,892,863.8	1,571,353.0
Subscriber fee	1,544,916.2	1,315,950.1
Access to the city telephone network	107,226.0	89,432.9
Income from extra services	240,721.6	165,970.0
ALTAY radio communication with mobile objects	5,244.3	3,649.9
INCOME FROM NEW COMMUNICATION SERVICES	61,352.6	
From intelligent network services	11,884.6	
Internet	49,471.2	
Income from secondary areas of business	117,861.4	227,823.0

2. Analysis of the results of economic operation for the year 2001

In 2001 the growth of income from all kinds of services as compared to 2000 was 239.6%, while under comparable conditions, taking into account the income of the affiliated companies, it was 115.8%.

Causes of the income growth:

- Reduction of the privileged exposure for long-distance and international calls starting from 01.07.01

- increased rates for calls to CIS countries starting from 15.07.01.

- Increased volume of services provided to leased networks operators, increased volume of telematic services and income from Internet which is the most rapidly developing segment of the telecommunication services market today. The income from the Internet services for 2001 were 49,471 thousand roubles;

- The increase of subscriber fee rates for private customers from 60 to 73.50 roubles and from 110 to 145 roubles for budgetary organizations starting from 15.03.2001

- The increase of the fee rates for installation of basic telephone sets for private customers, self-supporting and budgetary organizations twice during the year (starting from 15.03.01 and 15.11.01)

- The change of the subscriber fee for bussing and direct lines for self-supporting and budgetary organizations

- The change of rates for non-regulated communication services during the year 2001, among other things, the rates for 'Extra Services of the city telephone communication.

The significant reduction of income from secondary businesses is connected with the fact that in the year 2000 this item included the income from mutual settlements for communication services between the re-organized Companies (OJSC PTN, OJSC SPb MMT and OJSC SPbTelegraph). As the re-organization process is over, starting from the year 2001, mutual settlements for communication services were stopped.

The Company is constantly developing a market of new communication services. Thus, in the year 2001 the Company obtained a confirmation of the certificate of compliance of the service "Data Transmission in the Internet" with the requirements of the recommendations of the International Telecommunications Union, the Law of RF "On Communications" and the standard documents of the Ministry of Communications of RF, issued by the Central Authority for Certification of Communication Services (Research Institute of Economics and Information Science Intercoms).

During the recent years, in the framework of the Company's market strategy, work has been done aimed at developing the telematic and data transmission services (expanded fax servicing, e-mail SPT-400, data transmission, Telex off line, Internet) with their simultaneous integration with traditional telegraph services.

In the year 2001, the work of replacing the software of telephone exchange TLX.25 of the Regional International Centre was completed, which makes it possible to improve the quality of services provided to the subscribers of the AT/Telex network and, which is most important, to build a united centre for the provision of integrated communication services. Trunk telegraph directions St. Petersburg Cherepovets and St. Petersburg Veliky Novgorod have been switched over from channeling equipment to operation according to the X.25 protocol, which is a constituent of the work to create a single network of document telecommunications in Russia on the basis of data transmission networks. The construction of the Russian Message Processing System (RSOS) ROSTELEMAIL makes possible the transition of telegraph traffic to data transmission networks (minutes X.25 and X.400), and document telecommunication operators will be able to unite the technical facilities used for providing telegraph and telematic services into service integration centres operating in a single transport medium.

Last year the Company actively developed the Internet centre. Extra equipment was put into operation, which has made it possible to increase the capacity of the centre and the quality of provided services. A twofold (to 4 Mb/s) increase in the throughput of external Internet channels and an extension of the modem pool by 150 lines was ensured. The said measures have made it possible for the Company to significantly increase the sales of Internet services. As compared to the year 2000, the amount of the sales of dial-up access to the Internet increased 7.4 times. As the Internet services market is expanding at the moment, the Company plans to continue developing this service and considers this area of operation a priority.

As a result of the successful operation of the Company, the profit from principal operation increased by 207.9%, and under comparable conditions, taking into account the profit of affiliated companies it increased by 111.7%. In 2001 the planned index of profit from sales of products was surpassed by 21.3%.

The Company is also curtailing the costs of products manufacture and sales. However, in spite of the measures taken for the efficient use of material resources, provision of incentives for energy saving, introduction of new technologies, etc., the prime cost of a unit of products has increased from 68.50 roubles per thousand roubles of proceeds from sales in the year 2000 to 69.71 roubles in 2001 (under the comparable conditions, taking into account the affiliation of companies, there was a reduction from 69.96 roubles to 69.71 roubles).

The growth of the prime cost of a unit of products per unit of proceeds from sales was partially a result of the change in the accounting rules, without which that figure in 2001 would be 67.85 roubles.

Besides, the inflation processes in Russia also adversely affected the prime cost they led to an increase in the prices of raw stuff and materials; thus, the price of cable products increased by 20%; the rates for electric power were constantly growing during the year 2001, and by the end of the year the figure was 140%.

In connection with the growth of traffic in regions and several increases in the integral tariff, payments to Rostelecom increased by 112.83%.

3. Basic provisions of the accounting policy

Accounts are kept by the Company in compliance with the Federal Law No. 129-FZ of 21st November 1996 "On Accounting" and the "Provisions on Accounting and Reporting in the Russian Federation, approved by the Order of the Ministry of Finance of Russia, of 29.07.98, No. 34n, as well as other active provisions on accounting.

The basic provisions of the enterprises accounting policy for the year 2001 are set forth below:

· Fixed assets as the aggregate of physical values used as labour means in the manufacture of products, performance of jobs or provision of services, or for the management of the organization during a period exceeding 12 months, or the normal operation cycle, if it exceeds 12 months, shall include buildings, facilities, working and power machines and equipment, measurement and regulation devices and instruments, computing facilities, transport facilities, tools, production and economic implements and accessories, perennial plantations, internal roads and other fixed assets.

Fixed assets shall also include capital investment in radical improvement of lands (drainage, irrigation and other reclamation work) and in leased fixed asset facilities.

Fixed assets accepted for accounting shall be evaluated in compliance with PBU (Accounting Rules) No. 6/97 "Accounting of Fixed Assets", approved by the Order of the Ministry of Finance of RF of 03.09.97 No. 65n.

Re-valuation of fixed assets shall be carried out once a year at the most in the following cases:

- upon request of legislative or executive authorities according to the procedure established by such an authority;

- upon decision of a manager of OJSC PTN as of the start of the year under report by direct re-calculation of the replacement value of fixed assets at the market prices confirmed by appropriate documents;

The linear method shall be used for depreciation charge for retirement of the value of fixed assets objects on the basis of the depreciation deduction standards established by the Resolution of the Council of Ministers of the USSR dated 22.10.90 No. 1072 "On the Unified Standards of Depreciation Charges for Full Restoration of Fixed Assets in the National Economy of the USSR".

· To ensure a uniform inclusion of costs of especially complex and expensive repairs of fixed production assets in the prime cost of products (jobs or services), the Company shall create a fund for overhaul for 2001 and record the deductions to the repairs fund, determined based on the balance value of fixed production assets and deduction standards approved by the General Manager.

The unused balance of the repairs fund shall be added to the taxable profit of the current year in the Main Board of OJSC PTN.

For determining the taxable profit in respect of the actual use of the repairs fund, the calendar year from January to December shall be considered as the current period.

· Intangible assets accepted for accounting shall be evaluated and recorded in compliance with PBU (Accounting Rules) No. 14/2000 "Accounting of Fixed Assets", approved by the Order of the Ministry of Finance of RF of 16.10.2000, No.91n.

Intangible assets acquired by other methods than for monetary funds shall be evaluated by a specially formed commission, the members of which shall be approved by the General Manager, based on the price, at which similar intangible assets are acquired in comparable circumstances.

The value of intangible assets shall be retired by charging depreciation deductions by the uniform (linear) method on the basis of the standards established for each object of intangible assets depending on the time of use established by the contract or on the basis of an expert evaluation of obsolescence time, carried out by a commission appointed by the General Manager of OJSC PTN. If the object's efficient use period cannot be determined fairly, the period of 20 years shall be established.

-Records and evaluation of inventories accepted for accounting raw materials, basic and auxiliary materials, fuel, purchased semi-finished articles and components, spare parts, containers used for products (goods) packaging and transportation, and other material resources

shall comply with PBU (Accounting Rules) 5/98 'Inventories Accounting', approved by the Order of the Ministry of Finance of RF, dated 15.06.98, No.25n.

- Materials shall be recorded on account 10 "Materials" according to the actual prime cost.

When issuing inventories for production and in other kinds of withdrawal, they are evaluated at the average prime cost.

- Accounting of the value of assets and liabilities expressed in a foreign currency shall comply with the Provisions on Accounting "Accounting of Assets and Liabilities, the Value of Which is Expressed in a Foreign Currency" PBU Accounting Rules 3/2000 (approved by the Ministry of Finance of RF dated 10 January 2000 No. 2n.)

Exchange rate differences shall be included in the profit or loss of the organization as they are accepted for accounting on account 80 "Profits and Losses" intended for generalization of information on forming the final financial result of the enterprise's business in the year under report.

- Accounting of sum differences shall comply with the Order of Ministry of Finance of RF of 6th May 1999 No. 33n "On Approving the Provisions on Accounting "Expenses of an Organization" PBU 10/99. For the purposes of taxation, accounting of sum differences shall comply with the Law of RF of 27th December 1991 No. 2116-I "On the Profit Tax for Enterprises and Organizations".

- Expenses of an organization mean a reduction of economic benefits as a result of a withdrawal of assets (money or other property) and/or emergence of obligations, leading to a reduction of the capital of such an organization, except for reduction of contributions upon decision of the participants (owners of property).

- Normal operation expenses are expenses related to provision of services in the field of telecommunication, leasing out digital channels, telephone channeling, premises, provision of information services on the paid basis, fee for the use of a code, issue of specifications, other communication services, jobs and services of auxiliary production facilities.

Normal operation expenses also include indemnification for the value of fixed assets, intangible assets and other depreciable assets, implemented in the form of depreciation deductions.

Depending on the method of including them in the prime cost of products (jobs, services), normal operation expenses shall be subdivided into direct expenses related to the production, which can be directly and immediately included in the prime cost of products (jobs, services) for respective accounting objects, indirect (overhead) expenses related to organization and management and to the work of the organization on the whole, and expenses of auxiliary production facilities.

Direct expenses shall be recorded on account 20 "Basic Production" intended for providing information on basic production costs.

Auxiliary production costs shall be recorded on account 23 "Auxiliary Production" intended for generalization of information on costs of the production facilities that are auxiliary (secondary) for the basic production or the principal activity of the enterprise (branches of OJSC PTN – RSU, RMU, UMS, Motor Depot). Indirect costs shall be recorded on accounts according to the actual prime cost with a monthly closure to account 20 "Basic Production".

Prime cost of auxiliary production shall be brought to the actual cost at the end of the period under report according to the data of accountants' offices of auxiliary production units, and any deviation of the actual prime cost from the planned figures shall be conveyed to the accountants' office of the Main Board.

Indirect expenses shall be recorded on account 26 "General Economic Expenses" intended for generalization of information on managerial and economic expenses that are not directly related to the production process. Indirect costs shall be recorded on accounts according to the actual prime cost with a monthly closure to account 20 "Basic Production".

· The following costs shall be considered as operating expenses:

- expenses related to provision on the paid basis for temporary use (temporary ownership and use) of organization's assets;

- expenses related to granting on a paid basis of rights arising out of patents for inventions, industrial designs and other types of intellectual property;

- expenses related to participation in authorized capitals of other organizations;

- expenses related to sale, withdrawal and other kinds of writing off fixed assets and other assets other than money (except for foreign currency), goods or products;

- interest paid by the organization for borrowing monetary funds (credits, loans);

- expenses related to payment for services provided by credit organizations;

- other operating expenses.

· The following costs shall be considered as expenses not related to realization:

- fines, penalties or forfeits for breaking contractual terms;

- indemnification for damages caused by the organization;

- losses of past years, recognized in the year under report;

- accounts receivable, for which the limitation period has expired; other debts unlikely to be exacted;

- exchange rate differences;

- assets discount (except for non-circulating assets);

- other expenses for purposes other than realization.

· Extraordinary expenses shall include expenses arising as consequences of emergency circumstances in the business (natural calamity, fire, accidents, property nationalization, etc.).

· Expenses recorded as deferrals shall include the costs incurred by the organization in the period under report, however, related to subsequent reporting periods:

- expenses for forthcoming leaves;

- insurance expenses;

- advertising expenses;

- cost of trademarks and licenses with the service life up to 1 year;

- fees for the granted right of use of intellectual property in the form of a fixed payment, including authors remuneration;

- other expenses.

· Accounting of settlements with advance holders shall comply with the accounting rules and cash operation rules.

The procedure of issuing monetary advances to advance holders for economic expenses and for business trip costs shall be regulated by orders of the General Manager of OJSC PTN.

The amount of business trip and representation (entertainment) expenses shall be determined by orders of the General Manager in the framework of the Company's budget approved by the Board of Directors and the Meeting of the Shareholders, by decisions of the Board of Directors and minutes of Meetings of the Shareholders, and by other documents.

· Income of the organization mean an increase of economic benefits as a result of receipt of assets (money or other property) and/or retirement of obligations, leading to an increase in the capital of such an organization, except for contributions of the participants (owners of property).

· Normal operation income means income from provision of such services in the field of telecommunication as: subscriber fee from legal entities and individuals, payment for traffic, for leasing of digital channels, telephone channeling, for provision of information services on the paid basis, fee for the use of a code, issue of specifications, other communication services, jobs and services of auxiliary production facilities, income from leasing of premises, etc.

· Income other than normal operation income shall be considered as other receipts. Other receipts also include extraordinary income.

· Extraordinary income means receipts arising as consequences of emergency circumstances in the business (natural calamity, fire, accidents, nationalization, etc.), insurance indemnity, value of the stocks of materials and capital equipment remaining from writing off of assets that cannot be restored or further used, etc.

· Operating income shall include:

- receipts related to provision on the paid basis for temporary use (temporary ownership and use) of organization's assets;

- receipts related to granting on a paid basis of rights arising out of patents for inventions, industrial designs and other types of intellectual property;

- receipts related to participation in authorized capitals of other organizations (including interest and other income on securities);

- profit gained by the organization as a result of joint business (under an agreement of special partnership);

- receipts from sale of fixed assets and other assets other than monetary funds (except for foreign currency), products or goods;

- interest received for lending monetary funds of the organization, and interest for the use by a bank of monetary funds on the organization's account with such a bank.

· Income other than from realization shall include:

- fines, penalties or forfeits for breaking contractual terms;

- assets received on the gratuitous basis, including those under donation contracts;

- receipts for indemnification for loses inflicted to the organization;

- profit of past years, revealed in the year under report;

- accounts payable and depositor debts, for which the limitation period has expired;

- exchange rate differences;

- assets extra valuation (except for non-circulating assets);

- other income from sources other than sales.

Operating income and income from sources other than sale are to be recorded on the profit and loss account of the organization, except for the cases when the accounting rules provide for another procedure.

· The income recorded as deferred revenue shall include the income gained (charged) in the period under report, however, related to future reporting periods, viz.:

- rentals received as pre-payment for future periods;

- forthcoming receipts of the debt in respect of shortages revealed in the period under report for previous years;

- differences between the amount to be exacted from guilty persons and the balance value in respect of the shortages of inventories.

Deferred revenue shall be included in the financial result of economic operations of the reporting period to which they refer.

· Receipts from sales for the purposes of accounting shall be determined according to the fact of services provision (jobs performance), goods (products) shipment and invoices presentation, and for the purposes of taxation - as buyers (customers) are effecting payments under payment documents, i.e. as money is received for goods, jobs or services to bank accounts or to the cash office.

In connection with this, there are the following differences in the taxes charged:

(thousand roubles)

Tax

Amount of tax calculated for the period under report Deviation for 2000 Deviation for 2001

for tax calculations for 2000 for tax calculations for 2001 by the calculation method for 2000 by the calculation method for 2001 Col.3 – col.5 Col.4 – col.6

VAT 434,206763,701434,206799,073 -35,372

Profit tax 180,998324,221180,998358,637 -34,416

Road user tax 45,252 37,591 45,252 39,360 -1,769

;

· Bank credits shall be recorded:

on account 90 "Short-Term Bank Credits" (up to 1 year);

on account 92 "Long-Term Bank Credits" (over 1 year).

Credit interest rates shall be charged according to the credit agreements.

To include in the prime cost the interest paid to banks for credits received from them, the active standard documents shall be taken as the guidelines.

The debt in respect of received loans and credits shall be shown taking into account the interest due as of the end of the period under report.

· It had not been planned to create reserves of forthcoming expenses and payments, evaluation reserves or doubtful debt reserve.

· The balance sheet shall be re-formed and funds shall be created in compliance with the Federal Law On Joint-Stock Companies dated 24.11.95 not later than the 1st of July of the year following the year under report.

Formation of special funds from net profit shall be provided for in compliance with the incorporation documents and the decision of the shareholders.

All created funds shall be recorded on sub-accounts opened to account 88 "Retained Profit (Uncovered Loss)".

· Dividend shall be charged and paid to shareholders from net profit of the year under report in compliance with the incorporation documents and the decision of the Meeting of the Shareholders.

Essential differences in accounting policy of the Company for the years 2001 and 2000 are generalized in the following table:

Provision of the accounting policy

for the year 2001

for the year 2000

The method of determining the receipts from sales o for the purposes of taxation

"on payment"

"on shipment"

If the objects efficient use period cannot be determined fairly, the period shall be established which equals to:

20 years

10 years

The creation of the special-purpose funds is provided for: accumulation fund, social sphere fund, consumption fund and reserve fund.

-

+

Main amendments introduced to the accounting policy for the year 2002 as compared with the accounting policy for 2001:

I. METHODOLOGICAL ASPECTS

1. Fixed Assets Accounting Procedure

1.1. Fixed assets shall include Company's assets, provided the following conditions are simultaneously observed:

- they are used for the manufacture of products, performance of jobs or provision of services or for managerial needs of the Company;

- they have a long useful life, i.e. a life exceeding 12 months, or the normal operation cycle, if it exceeds 12 months;

- no further resale of them by the organization is expected;

- they may bring economic benefit (income) to the Company in the future.

1.2. On a regular basis, at least once a year, the organization carries out revaluation by groups of homogeneous objects of fixed assets at the current (replacement) value by direct recalculation according to the market prices confirmed by documents.

1.3. Depreciation by objects of fixed assets shall be charged by the linear method, based on the initial value or current (replacement) value (in case of any revaluations taking place) of an object of fixed assets and the standard depreciation calculated proceeding from the useful life of such an object.

The useful life by groups of homogeneous objects of fixed assets is determined according to recommendations of the methodological council, considered by the Board of Directors and approved by the General Manager of the Company.

For acquired fixed assets that have been already operated, the Organization shall determine the depreciation standard, taking into account the useful life less the number of years (months) of actual operation of the object by the previous owner.

For fixed assets received under contracts of leasing, the accelerated depreciation coefficient provided for by the terms of the contract shall be used.

1.4. Expenses for all kinds of repairs shall be included in the prime cost of the period under report, in which they were incurred. No reserve of future expenses for fixed assets repairs is formed.

2. Inventories Accounting Procedure

2.1. The actual prime cost of inventories shall be formed in the accounts and reports of the Company using accounts 15 "Procurement and Acquisition of Stocks of Materials and Capital Equipment" and 16 "Deviation in the Value of Stocks of Materials and Capital Equipment".

2.2. Accounting of inventories on accounts 10 "Materials" and 41 "Goods" shall be based on Accounting Prices.

2.3. Finished products shall be taken into account according to the actual prime cost of manufacture without using account 40 "Output of Products (Jobs, Services)".

2.4. Retiring inventories shall be valued by the following methods:

According to the average prime cost: raw stuff, materials, finished products, goods for resale.

According to the prime cost of each unit: precious metals.

3. Income Formation Procedure

3.1. Systematic character of receipts and the possibility of planning the volumes of receipt are additional criteria of including income in the income gained from normal operation.

3.2. For income accounting purposes, the normal areas on the Company's operation shall be subdivided into primary and secondary activities.

Primary activities mean the operations directly related to communication services provision. All other activities are secondary.

4. Expenditure Formation Procedure

For expenses accounting purposes, the normal areas on the Company's operation shall be subdivided into primary and secondary activities.

5. Production Costs Accounting Procedure and Products (Jobs, Services) Prime Cost Calculation

There shall be separate accounting of costs by types of services, jobs and products being the objects of calculation.

For the purposes of distributing the costs by primary areas of activities among calculation objects, the Company uses the method of cost accounting by production processes.

Actual natural figures of the Company's production operation, the composition of which is determined in the provisions on expenses accounting, shall be the bases for costs distribution.

All costs related to primary activities are indirect costs, i.e. they are distributed among

calculation objects, and shall be taken into account by production processes.

For the purposes of calculating the prime cost of services, jobs or products of secondary areas of operation, actual expenses for provided services, completed jobs and made products transferred to the warehouse, collected on accounts 23 "Auxiliary Production Facilities" and 29 "Servicing Production Units and Facilities" shall be written off to account 43 "Finished Products" (in case of finished products manufacture), to the respective accounts of production processes (in case of services provision or performance of jobs for primary areas of operation) or to account 90 "Sales", control account 90-04 "Prime Cost of Sales in Secondary Areas of Operation" (in case of services provision or performance of jobs for outside organizations).

At the end of the period under report, costs related to the provision of communication services, collected by types of services on account 20 "Basic Production", shall be written off completely to account 90 "Sales", control account 90-02 "Prime Cost of Sales (by Primary Areas of Operation" with analysis by calculation objects (services).

Account 26 "General Economic Expenses" is of intermediate nature and is used by the Company until the calculation is obtained without distribution of costs among production processes. After the data on the actual natural characteristics of the production activities are obtained, all costs of the Company recorded on account 26 are distributed by production processes, and later account 26 "General Economic Expenses" is not used. The use of account 26 "General Economic Expenses" shall cease simultaneously by all units on the basis of the appropriate order of the Company's Chief Accountant.

6. Procedure of Accounting Production in Progress (for secondary areas of business)

Production in progress includes products (jobs) of secondary areas of business, that have not undergone all stages (phases) provided for by the production process, as well as incomplete products and those that have not passed testing and technical acceptance.

Construction-in-progress shall be evaluated according to the actually incurred costs

7. Deferrals Accounting Procedure

Deferrals include the expenses that have been recognized in the period under report, but that cannot be included in the prime cost of sold products, jobs or services of such a period under report, e.g.:

- expenses related to the development of new production facilities or product types before the facts of their sale;

- expenses related to payment for leaves of future periods;

- expenses related to acquisition of licenses;

- property insurance expenses;

- other expenses.

Deferrals shall be written off uniformly through respective cover sources during the period, to which they refer. If it is impossible to determine reliably the period, during which incurred expenses must be written off, the calculation period shall be established by a specially formed commission and shall be approved by the appropriate order of the General Manager.

8. Received Credits and Loans Accounting Procedure

The Company shall transfer the long-term debt in respect of received credits and loans to the short-term debt 365 days before the principal debt amount re-payment according to the contract of loan and/or credit.

Extra expenses related to receiving loans or credits, or floating loan obligations, shall be included in the reporting period, in which the said costs were incurred.

9. Special-Purpose Funds Formation Procedure

The Company shall not create any funds from profit remaining at its disposal, except for the cases when creating such funds is provided for by the legislation or by the incorporation documents of the Company (the reserve). In such a case the procedure of creating and using them shall be determined on the basis of the decision of the General Meeting of the Shareholders.

10. Reserves Formation Procedure

The Company may create the following reserves:

- securities investment devaluation reserve. The reserve is formed for the difference between the

actual prime cost of the Company's investments in stock of other organizations, quoted at the stock exchange, the quotations of which are regularly published, and the market value as of the end of the year under report, if the latter is lower than the value accepted for accounting;

- those for doubtful debts. The amount of the reserve is determined separately for each debt based on an inventory, depending on debtors solvency and debt repayment probability;

- reserve for reduction of the value of stocks of materials and capital equipment. The reserve is formed from Company's financial results for the difference between the current market value and the actual prime cost of inventories, if the latter cost is higher than the current market value.

The procedure of reserves formation is regulated by the methodological instructions on formation of reserves.

11. State Aid Accounting Procedure (for Budgetary Funds)

Budgetary funds (subventions, subsidies) shall be recognized in accounting as monetary funds and resources other than monetary funds are actually received.

The Company shall accept budgetary funds, including resources, other than monetary funds, for accounting, provided the following conditions are ensured:

- one can be confident that the terms of providing such funds by the organization will be met. Contracts made by the Company, taken and publicly announced decisions, feasibility studies, approved design and cost-estimate documentation, etc., may serve as a proof;

- one can be confident that the said funds will be received. A banks statement on entering such funds to the Company's account or a resources transfer and acceptance certificate shall serve as a proof of receipt.

The budgetary funds accounting procedure does not depend on the type of resources provided to the Company (monetary funds, assets other than monetary funds) or on the method of providing them (actual transfer, reduction of the obligations to the state).

II. TAXATION ASPECTS

1. Tax Records Organization

Tax records shall be the responsibility of the accountants service at all management levels of the Organization (Main Board of the Company, board of a branch and a structural unit of a branch).

The Main Board shall calculate taxes and other obligatory fees transferred to the federal budget, as well as those distributed to budgets of various levels for the Company on the whole. It shall determine which part of taxes distributed to budgets of various levels is to be paid to each budget. Except for the cases when branches and structural units of branches act as the fiscal agent calculating and retaining the income tax from individuals and the single social tax.

The profit tax shall be calculated by the Main Board. The Main Board shall present a summary tax return in its location, as well as tax returns to tax authorities in the locations of their separate units.

The value added tax shall be calculated by the Main Board for the Company on the whole, a tax return being submitted in its location. If the Law on the budget of the Russian Federation provides for distribution of VAT between the federal budget and budgets of other levels, the tax shall be paid and the tax return shall be submitted by the Main Board to the budgets, in whose territories the Company operates.

VAT deducted from income paid to non-resident organizations that are not on the tax records of the Russian Federation shall be deducted by the unit paying the income and shall be included in the general VAT return.

Motor road user tax for the Company on the whole shall be calculated by the Main Board with submission of the tax return.

The sales tax shall be calculated by branches. The tax return shall be submitted to tax authorities by branches in their location. If the Main Board transacts operations subject to the sales tax, the Main Board shall independently calculate the tax in respect of such operations in its location and shall submit a tax return.

For the land tax (land fee), the tax shall be calculated and tax returns shall be submitted by the Main Board, and by regional branches in respect of the land plots used by them.

For the property tax, the tax shall be calculated and tax returns shall be submitted by the Main Board, and by branches in respect of the property in their balance sheet. The Main Board shall

calculate the amount of tax for the Company on the whole, shall make up the summary tax return and shall pay the tax in the amount of the difference between the total calculated tax and the amount of tax paid by the branches.

The tax on the income of individuals, the single social tax, the single tax on imputed earnings for certain areas of activities, the motor vehicle owner tax and the environment pollution fee shall be calculated by the Main Board and by the branches independently, with tax returns submitted to tax authorities in their location, and the summary tax return for the environment pollution fee shall be submitted by the directorate.

Income taxes deducted and paid by the Company as the fiscal agent shall be calculated and paid to the federal budget:

- by the directorate when dividend is paid;

- by the unit of the Company, effecting settlements with a non-resident when income is paid to a non-resident.

Local taxes shall be calculated by the Main Board and the branches in compliance with the active law.

Taxes to the federal budget and the budgets of entities of the Russian Federation shall be paid by the Main Board and taxes to local budgets by the branches. Taxes to local budgets in respect of payments of the Company's Main Board shall be paid by the Main Board itself.

Inventory of liabilities related to settlements in respect of taxes and fees and comparison of debts with the tax authorities shall be the responsibility of the Company's Main Board, branches and structural units of branches in respect of their payments in the location where they act as tax-payers.

1. Procedure of Determining Proceeds from Sales of Goods, Products, Jobs and Services

For the purposes of taxation, proceeds from sales of products, jobs and services shall be determined as follows:

- for the profit tax, when the taxation base is determined, the proceeds from sales of services, goods and jobs shall be determined by the method of "charging", i.e. on the basis of the fact of the provision of services (performance of jobs), shipment of goods (products) and presentation of respective invoices.

- when the taxation base is determined for the value added tax, motor road user tax, sales tax and other taxes, the proceeds from sales of services, goods and jobs shall be determined by the "as paid" method, i.e. as money for the services, goods and jobs is received to settlement accounts with banks or to the cash desk of OJSC North-West Telecom.

3. Methods for Determining Costs for the Purposes of Calculating the Profit Tax, the Profit Tax Distribution Index and the Value Added Tax for Payment of the Taxes to Budgets of Various Levels; Profit Tax Payment Method

3.1. For the purposes of profit tax calculation:

- when the amount of material expenses is determined in writing off the materials used in the production (manufacture) of goods (performance of jobs or provision of services), the method of evaluation by the average prime cost is applied;

- depreciation amounts for all groups of fixed assets are charged by the linear method;

- for depreciated fixed assets used for the work in an aggressive medium and/or with many shifts, the Organization is entitled to apply a special coefficient to the basic depreciation rate; however, the coefficient shall not exceed 2;

- the coefficient established in the contract shall be applied to the basic depreciation rates of fixed assets being the subject of a contract of leasing;

Under the contracts made before 01.01.02, the Organization shall charge depreciation for leased property, using the methods and standards that existed at the moment of transferring (receiving) the property and applying a special coefficient not exceeding 3.

For cars and passenger microbuses having the initial value of more than 300 thousand roubles and 400 thousand roubles respectively and received on the basis of leasing, the basic depreciation rate with the special coefficient 0.5 shall be applied;

- withdrawn securities shall be written off to expenses at the prime cost of those that were acquired first (by the FIFO method).

3.2. For distribution of the profit tax for payment of the tax to budgets of various levels, the average official number of employees and the residual value of the depreciated property of the directorate, branches and structural units of branches shall be used.

3.3. For distribution of the value added tax for payment of the tax to budgets of various levels, the average official number of employees of units and the residual value of the fixed assets of the directorate, branches and structural units of branches shall be used.

3.4. The Organization shall pay the profit tax in monthly advance payments in equal installments in the amount of one third of the actually paid quarterly advance payment for the quarter preceding the quarter, in which monthly advance payments are effected.

4. Analysis and Evaluation of Financial Results and Financial Standing

All characteristics analyzed in this section have been calculated based on comparable data of the Profit and Loss Report for the year 2000, that has been corrected according to the requirements of the Methodological Recommendations on the Procedure of Forming the Figures of Accounts and Reports of an Organization, approved by the order of the Ministry of Finance of RF of 28.06.00 No. 60n and described in clause 9 of this Explanatory Note.

4.1. Figures of Financial Results and Financial Standing Evaluation

As of 31st December 2001, the structure of the balance sheet can be described by the following figures:

Index

Calculation formula

2000

2001 Economic interpretation of the index value

Net profit (thousand roubles) Profit of the year under report payments to the budget 233,131 364,112

Profitability of principal activity Services sale profit /

Costs of services production and sale 0.33 0.25 This factor shows that each rouble spent for provision of services has yielded a profit of 25 kopecks to the enterprise.

Profitability of own capital Net profit / average own capital 0.04 0.0593 The net profit ratio of own capital shows that each rouble of own capital yields 6 kopecks of profit

Current liquidity factor Ratio of the actual cost of the enterprise's available circulating assets (total of section II of the balance sheet assets) and the most urgent liabilities of the enterprise (total of section V of the balance sheet liabilities).

2.18 1.43 > 2 (*)

Own funds index Ratio of the difference between the volumes of the sources of own funds (total of section III of liabilities in the balance sheet) and the actual value of the fixed assets and other non-circulating assets (total of section I of assets in the balance sheet) to the actual value of the circulating assets held by the enterprise (total of section II of assets in the balance sheet).

-0.04 -0.389 The own funds availability coefficient does not take into account that the Company has been actively increasing its non-circulating funds both through the equity capital and through long-term liabilities.

**) The standard shows the satisfactory balance structure.*

(The figures are calculated in compliance with the System of Criteria for Determining the Unsatisfactory Balance Structure, approved by the Resolution of the Government of RF of 20.05.94 No. 498).

4.2. Figures of Business Activity Evaluation

Index

Calculation formula
2000
2001 Economic interpretation of the index value

Receipts from sales
1,927,839 thousand roubles 3,951,387 thousand roubles
Average number of employees 9,403 persons 9,559 persons
Working efficiency Receipts from sales / Average number of employees 194,389 thousand / persons per year 413,368 thousand / persons per year I.e. there are daily proceeds in the amount of 1.13 thousand roubles per employee of the company.
Capital productivity Receipts from sales / average value of fixed assets and intangible assets 0.21 0.41 0.41 rouble of receipts from sales fall per rouble of fixed assets
Own capital turnover Receipts from sales / average own capital 0.34 0.64 64 kopecks of receipts from sales fall per rouble of own capital

4.3. Indices describing the composition and efficiency of fixed assets use.

Index

Calculation formula
2000
2001 Economic interpretation of the index value

Fixed assets wear factor as of the year start and end Wear of fixed assets:
Initial value of fixed assets 0.36 0.37 The wear factor shows that the share of the worn part of the fixed assets as of the end of the year 2001 was 37%.
Fixed assets renewal factor Initial value of fixed assets received for the period / Initial value of fixed assets as of the start of the period. 0.151 0.057 The fixed assets renewal factor shows that as of the end of the year 2001 the received fixed assets made 5.7% of the initial value
Fixed assets productivity Returns from the sale of products / average cost of fixed assets 0.210 0.415 This means that the enterprise received proceeds from sale of services in the amount of 0.415 roubles per rouble of the average annual basic production assets.
Profitability of fixed assets Profit of the period under report
Average value of fixed assets 0.048 0.073 This factor shows that each rouble invested in the fixed assets yields to the enterprise a profit in the amount of 0.073 roubles.

5. Changes in the Initial Balance Sheet as of 01.01.2001
There have been no changes in the initial balance sheet as of 01.01.2001
(thousand roubles)

Name

	As of the end of 2000	*As of the start of 2001*	*Discrepancies (col.4 - col.3)*	*Explanations*
Line 110 of Form 1	*36,101*	*36,101*		
Line 111 of Form 1	*32,073*	*32,073*		
Line 112 of Form 1				
Line 113 of Form 1				
Line 120 of Form 1	*5,898,106*	*5,898,106*		
Line 121 of Form 1	*4,708*	*4,708*		
Line 122 of Form 1	*5,428,443*	*5,428,443*		
Line 130 of Form 1	*304,989*	*304,989*		
Line 135 of Form 1				
Line 136 of Form 1				
Line 137 of Form 1				
Line 140 of Form 1	*86,137*	*86,137*		
Line 141 of Form 1	*5,633*	*5,633*		
Line 142 of Form 1	*46,052*	*46,052*		
Line 143 of Form 1	*13,530*	*13,530*		
Line 144 of Form 1	*20,922*	*20,922*		
Line 145 of Form 1				
Line 150 of Form 1				
Line 190 of Form 1	*6,325,333*	*6,325,333*		
Line 210 of Form 1	*96,207*	*96,207*		
Line 211 of Form 1	*89,009*	*89,009*		
Line 212 of Form 1				
Line 213 of Form 1	*136*	*136*		
Line 214 of Form 1	*373*	*373*		
Line 215 of Form 1				
Line 216 of Form 1	*6,689*	*6,689*		
Line 217 of Form 1				
Line 220 of Form 1	*75,269*	*75,269*		
Line 230 of Form 1	*92,177*	*92,177*		
Line 231 of Form 1	*84,671*	*84,671*		
Line 232 of Form 1				
Line 233 of Form 1				
Line 234 of Form 1	*770*	*770*		
Line 235 of Form 1	*6,736*	*6,736*		
Line 240 of Form 1	*858,466*	*858,466*		
Line 241 of Form 1	*673,194*	*673,194*		
Line 242 of Form 1				
Line 243 of Form 1				
Line 244 of Form 1				
Line 245 of Form 1	*83,065*	*83,065*		
Line 246 of Form 1	*102,207*	*102,207*		
Line 250 of Form 1	*86,630*	*86,630*		
Line 252 of Form 1	*5,763*	*5,763*		
Line 252 of Form 1				
Line 253 of Form 1	*80,867*	*80,867*		

Line 260 of Form 1	151,256151,256	
Line 261 of Form 1	622 622	
Line 262 of Form 1	132,635132,635	
Line 263 of Form 1	4,552 4,552	
Line 264 of Form 1	13,447 13,447	
Line 270 of Form 1		
Line 290 of Form 1	1,360,005	1,360,005
Line 300 of Form 1	7,685,338	7,685,338
Line 410 of Form 1	587,498587,498	
Line 420 of Form 1	4,975,890	4,975,890
Line 430 of Form 1	4,610 4,610	
Line 431 of Form 1	4,610 4,610	
Line 432 of Form 1		
Line 440 of Form 1	55,476 55,476	
Line 460 of Form 1	377,271377,271	
Line 465 of Form 1		
Line 470 of Form 1	X	X
Line 475 of Form 1	X	X
Line 490 of Form 1	6,000,745	6,000,745
Line 510 of Form 1	60,154 60,154	
Line 511 of Form 1		
Line 512 of Form 1	60,154 60,154	
Line 520 of Form 1	1,001,155	1,001,155
Line 590 of Form 1	1,061,309	1,061,309
Line 610 of Form 1	84,187 84,187	
Line 611 of Form 1	80,000 80,000	
Line 612 of Form 1	4,187 4,187	
Line 620 of Form 1	521,489521,489	
Line 621 of Form 1	190,306190,306	
Line 622 of Form 1		
Line 623 of Form 1		
Line 624 of Form 1	17,587 17,587	
Line 625 of Form 1	9,499 9,499	
Line 626 of Form 1	62,804 62,804	
Line 627 of Form 1	66,967 66,967	
Line 628 of Form 1	174,326174,326	
Line 630 of Form 1	16,084 16,084	
Line 640 of Form 1	1,524 1,524	
Line 650 of Form 1		
Line 660 of Form 1		
Line 690 of Form 1	623,284623,284	
Line 700 of Form 1	7,685,338	7,685,338

6. Fixed assets

The list of Company's fixed assets flow by categories for the year 2001 is shown in the following table:

(thousand roubles)

Index

Balance as of the start of the year under report

Received (introduced)

Withdrawn

Balance as of the end of the year under report

Land plots and nature management sites 4,708 0 174 4,534

Buildings 2,867,399 105,4539,821 2,963,031

Facilities 2,208,980 84,482 694 2,292,768

Machines and equipment 4,160,568 334,23169,508 4,425,291

Transport facilities 28,643 3,281 2,614 29,310

Production and economic implements 21,893 5,519 854 26,558

Perennial plantations 0 0 0 0

Other types of fixed assets 10,904 767 5,556 6,115

Total: 9,303,095 533,73389,221 9,747,607

including: production assets, including: 9,186,341 527,49480,741 9,633,094

leased out, total 84,284 x x 11,992

including: buildings 83,340 x x 11,992

facilities 944 x x 0

transport facilities 0 x x 0

other (explain) 0 x x 0

laid up 0 x x 0

non-production assets 116,7546,239 8,480 114,513

Wear of fixed assets:

(thousand roubles)

Category of fixed assets As of the start of the year under report As of the end of the year under report

buildings and facilities 1,715,002 1,926,998

machines, equipment, transport facilities 1,679,867 1,682,347

Other 10,120 11,141

TOTAL: 3,404,989 3,620,486

for reference: value of fixed assets, for which depreciation is not charged

327,497

1161,179

7. Intangible assets

The list of Company's intangible assets flow by categories for the year 2001 is shown in the following table:

(thousand roubles)

Index

Balance as of the start of the year under report

Received (introduced)

Withdrawn

Balance as of the end of the year under report

Rights to objects of intellectual (industrial) property

40,940

19,140

9,856

50,224

including title arising: from authorship agreements and other agreements covering works of science, literature, art and objects of neighbouring rights, for computer programmes, data bases, etc.

40,787

19,140

9,703

50,224

from patents for inventions, industrial designs, selection achievements, from certificates for useful models, trademarks and service marks or from license agreements for their use

153

0

153

0

from know-how rights...... 0 0 0 0

Rights to the use of separate natural objects 0 0 0 0

Organization expenses 0 0 0 0

Goodwill of the organization 0 0 0 0

Other 4,028 962 1,373 3,617

Total: 44,968 20,102 11,229 53,841

for reference: Depreciation of intangible assets 8,867 X x 11,907

Value of intangible assets, for which depreciation is not charged 3,303 X x 245

8. Explanation of some lines of the balance sheet

For line 235 'Other Debtors' (short-term) and line 246 'Other Debtors' (long-term) balances on the following book-keeping accounts are included:

(thousand roubles)

Name

Line 235

Line 246

Balance as of the start of the period under report Balance as of the end of the period under report Balance as of the start of the period under report Balance as of the end of the period under report

Settlements with the budget (acc. 68) 9,675 863

Settlements under claims (acc. 63) 44 135

Settlements under the single social tax (acc. 69) 44 346

Settlements with personnel under other transactions (acc. 73) 48 37 31,622 24,533

Settlements with accountable persons (acc. 71) 85 134

Shortages and losses from damage of valuables (acc. 84) 944 3,597

Other: 6,688 59,793 57,514

TOTAL: 6,736 37 102,20787,122

For line 628 'Other Creditors', balances on the following book-keeping accounts are included:

(thousand roubles)

Name

Balance as of the start of the period under report

Balance as of the end of the period under report

Settlements with non-budgetary funds (acc. 67) 67)

39,785

76,205

Settlements with accountable persons (acc. 71) 71)

33

29

Settlements in property insurance and personal insurance (acc. 65) 2 300

Settlements under claims (acc. 63) 212 124

Settlements with personnel under other transactions (acc. 73) 287 406

Settlements with various debtors and creditors (acc. 76), including:

134,007

234,030

VAT settlements (shipment) x 75,922

Sales-tax settlements -4.38% x 4,596

Sales-tax settlements - 0.38% x 398

Settlements with private customers x 873

Other settlements with organizations x 152,241

Major creditors: x

NEC Neva Communication Systems x 1,618

BIS Consult LLC x 1,508

SZIC Brokerage Office LLC x 2,418

IA Kreditreforma-SPb CJSC x 1,494
Lenexpertiza CJSC x 3,377
Lenenergo OJSC x 5,076
WEB Plus CJSC x 1,378
Peterburg Transit Telecom CJSC x 4,981
Rostelecom SPb OJSC x 90,012
Tekhnoserv SPb LLC x 996
Staf OJSC x 391
Lensvyaz x 2,091

TOTAL:
174,326
311,094

Explanation of line 216 'Deferred Expenses'

(thousand roubles)

Name	Balance as of 31.12.01
Wages and deductions	1,208
Certificates, licenses	18,348
Insurance	5,622
Expenses for business trips abroad	32
TOTAL:	25,211

Explanation of line 640 'Deferred Income'
(thousand roubles)

Name	Balance as of the start of the period under report	Received	Withdrawn	Balance as of the end of the period under report
Income received on account of future periods				
Assets received on a gratuitous basis				
Target financing funds	1,524	2,002	1,530	1,996
other				
Total:	1,524	2,002	1,530	1,996

Explanation of line 241 'Buyers' and Customers' Accounts Receivable (payments under which are expected within 12 months after the reporting date)':

(thousand roubles)

Name	*Balance as of 31.12.01*
Private customers	*620,875*
Budgetary	*87,315*
Self-supporting	*149,007*
Agricultural enterprises	*61*
TOTAL settlements for communication services (acc. 62):	*857,258*
major debtors:	
Peterstar CJSC	*17,371*
Communication, Special Equipment and Automation Department of the Headquarters of the Main Board of the Interior for St. Petersburg and Leningrad Oblast	*2,131*
Presscom Publishing House LLC	*1,892*
Main Board for the Affairs of Civil Defence and Emergency Situations of St. Petersburg and Leningrad Oblast	*1,804*
Military unit 39964-A	*1,023*
State Unitary Enterprise Gorelectrotrans	*939*
Government Communication Board	*3,188*
Federal Security Service	*3,040*
Financial and Economic Board of the Leningrad Military District	*2,109*
Government Communication	*2,708*
Institution of the Ministry of Defence	*4,744*
Ciscom LLC	*1,720*
CPS Centre	*2,663*

As of 31st December 2001, the Company had outstanding accounts receivable in the amount of 453,557 thousand roubles, which is the compensation that has not been received in respect of privileges granted to veterans in compliance with the Federal Law of RF "On Veterans", including:

- 332,723 thousand roubles amount of the income to be compensated for the years 1999-2000;

- 120,834 thousand roubles amount of the compensation that has not been received for the year 2001 (for information: amount of income to be compensated for the year 2001 - 230,381 thousand roubles, including the compensated amount of: 109,547 thousand roubles).

The accounts receivable in the amount of 453,557 thousand roubles as of 31.12.01 have not been repaid within the established time, and have not been secured by appropriate guarantees.

In 2001 the Company did not form any doubtful debt reserves in respect of settlements with other organizations or individuals for products, goods, jobs or services, the amounts of reserves having been included in the financial results of the organization.

The clients department performed work of recovering the entire amount of compensation according to the Federal Laws, the funds for implementing which were provided for in the city and federal budgets.

The accounting policy of the Company for the year 2002 provides for making the doubtful debt reserve.

Explanation of line 512 'Loans to be Re-Paid in More Than 12 Months after the Reporting Date'

(thousand roubles)

Lender

Amount Paying date

Lensvyaz

2,954 18.05.2005

Explanation of line 520 'Other Long-Term Liabilities'

(thousand roubles)

Name Amount Purpose of borrowing Paying date

ELSIS OJSC 171,608Delivery of equipment on the instalment payment basis 31.12.2005
Mitsui PMN-02/96 220,600Delivery of equipment on the instalment payment basis 31.12.2004
Mitsui PMN-04/96 517,967Delivery of equipment on the instalment payment basis 31.12.2004

On 15.04.02 OJSC North-West Telecom effected the final payment under Contract No. RUS3150 of 31.01.2001 of Equipment Delivery, made with ELSIS.

Explanation of line 611 'Loans to be Re-Paid within 12 Months after the Reporting Date'

(thousand roubles)

Name

Amount Paying date

Telecombank

20,000 28.12.2001

Vozrozhdeniye Bank

30,000 20.02.2002

Explanation of line 612 'Loans to be Re-Paid within 12 Months after the Reporting Date'

(thousand roubles)

Lender

Amount Purpose of borrowing Paying date

Svyazinvest

57,200 Development of communication networks in rural areas 19.02.02

By the moment, the Members of the Board of Directors of OJSC North-West Telecom have been proposed that they should consider the issue of approving the related-party transaction of approving the terms of the additional agreement with OJSC Svyazinvest: "On Introducing Amendments and Additions to the Contract of Interest-Free Target Loan No. 1509 of 17.04.00." In connection with the agreement achieved with OJSC Svyazinvest, it is proposed to extend the loan repayment period in compliance with the terms of the additional agreement before 13th February 2003.

The Company has neither received nor issued any guarantees of obligations or payments:
- line 950 'Received Sureties for Liabilities and Payments'

(thousand roubles)

Type of collateral

Balance as of the start of the period under report

Received

Withdrawn
Balance as of the end of the period under report

Surety	-	-	-	-
Bank guarantee	-	-	-	-
Mortgage	-	-	-	-
Notes-	-	-	-	
Other	-	-	-	-
TOTAL:	-	-	-	-

- line 960 'Issued Collaterals for Liabilities and Payments'

(thousand roubles)

Type of collateral Balance as of the start of the period under report
Received
Withdrawn Balance as of the end of the period under report

Surety	-	-	-	-
Mortgage	-	-	-	-
Notes-	-	-	-	
Other	-	-	-	-
TOTAL:	-	-	-	-

9. Form No. 2 "Profit and Loss Report" corrected in compliance with the requirements of the Methodological Recommendations on the Procedure of Forming the Figures of Accounts and Reports of an Organization, approved by the order of the Ministry of Finance of RF of 28.06.00 No. 60n.

The need of correcting the data for the same period of the previous year is caused by the fact of recording in the Company's accounts the expenses placed through the net profit of the enterprise and by the requirement of comparability of the accounting figures. Correction of column 4 of the Profit and Loss Report for the year 2000 is necessary because said expenses were not recorded in the Profit and Loss Report for the year 2000 and, consequently, the net profit of the Company in the accounting balance sheet was reduced.

According to the standards of the applicable legislation, placement of expenses through the net profit of the Company belongs to the exclusive terms of reference of the General Meeting of the Shareholders. Thus, until the respective decision is taken, said expenses shall be recorded in the accounts within non-sale expenses, with their increase by their taxable base in respect of the profit tax.

Respectively, all figures and factors mentioned in this Explanatory Note have been calculated proceeding from the comparable data for the year 2000 recorded in Form No. 2 "Profit and Loss Report" corrected in compliance with the requirements of the Methodological Recommendations on the Procedure of Forming the Figures of Accounts and Reports of an Organization, approved by the order of the Ministry of Finance of RF of 28.06.00 No. 60n, which follows below:

(thousand roubles)

Index	*Line code*	*For the period under report*	*For the same period of the previous year*
1	*2*	*3*	*4*
I. Income from and expenses for normal activities			
Proceeds (net) from sales of goods, products, jobs and services (less the VAT)	*010*	*3,951,387*	*1,827,839*

including: those from sale of communication services 011 3,875,845 1,791,667

Prime cost of sold goods, products, works and services 020 2,713,943 1,236,826

including: that from communication services sold 021 2,704,279 1,232,358

Gross profit 029 1,237,444 591,013

Commercial expenses 030 40,696 3,791

Management expenses 040

Profit (loss) from sales (lines 010 -020 -030,040) 050 1,196,748 587,222

II. Operating income and expenses Interest receivable 060 4,988 3,471

Interest payable 070 12,784 83,812

Income from participation in other organizations 080 2,532 1,293

Other operating income 090 35,592 7,361

Other operating expenses 100 277,94335,293

III. Income and expenses from sources other than sales

Income from sources other than sales 120 89,409 294,767

Expenses for purposes other than sales 130 347,262353,921

Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130) 140 691,280421,088

Tax on profit, and other similar obligatory fees 150 327,168187,957

Profit (loss) from normal activities 160 364,112233,131

IV. Extraordinary income and expenses

Extraordinary income 170

Extraordinary expenses 180

Net profit (retained profit (loss) of the period under report) (lines 160 + 170 - 180) 190 364,112233,131

In compliance with the Methodological Recommendations on the Procedure of Forming the Figures of Accounts and Reports of an Organization, approved by the order of the Ministry of Finance of RF of 28.06.00 No. 60n, column 4 of the profit and loss report shall be filled in on the basis of the data of column 3 of the report for the previous year. If the data for the same period of the previous year are incomparable with the data for the period under report, the former shall be corrected proceeding from the changes in the accounting policy, legislative and other standard acts. No correction entries are made in the accounts in this case.

Data on adjustment of the indices of form No.2 for the same period of the previous year are given in the following table:

(thousand roubles)

Line

Column 4 of form 2 for the year 2001

Column 3 of form 2 for the year 2000

Discrepancies (col. 3 - col. 4)

Note

Proceeds (net) from sales of goods, products, jobs and services (less the VAT, excise taxes and similar obligatory fees) (line 010)

1,827,839

1,827,768

71

lease

Prime cost of sold goods, products, jobs and services (line 020) 1,236,826 1,248,274 -11,448 bank services

Gross profit (line 029) 591,013579,49411,519 bank services, lease

Commercial expenses (line 030) 3,791 3,791

Commercial expenses (line 030)

Sale profit (loss) (line 050) 587,222575,70311,519 bank services, lease

Interest receivable (line 060) 3,471 3,471

Interest payable (line 070) 83,812 83,812

Income form participation in other organizations (line 080) 1,293 1,293

Other Information on Accounting for the Year 2001

none

Auditing Company's (Auditor's) Opinion on Accounts and Reports for 2001

Conclusion of the Independent Auditing Company on Accounts and Reports for the Shareholders of OJSC North-West Telecom for the year ending on 31st December 2001.

1. We have carried out an audit of the enclosed accounts of OJSC North-West Telecom for the year ending on 31st December 2001.

These reports and accounts were prepared by the executive body of OJSC North-West Telecom in compliance with the Federal Law No.129-FZ of 21st November 1996 "On Accounting" and the "Provisions on Accounting and Reporting in the Russian Federation", approved by the Order of the Ministry of Finance of the Russian Federation, of 29.07.98, No. 34n. Reports and accounts prepared in compliance with the Federal Law No.129-FZ of 21st November 1996 "On Accounting" and the "Provisions on Accounting and Reporting in the Russian Federation", approved by the Order of the Ministry of Finance of the Russian Federation, of 29.07.98, No. 34n, essentially differ from reports and accounts prepared in compliance with the International Accounting Standards.

2. The responsibility for preparation of the reports rests with the executive body of OJSC North-West Telecom. Our duty is to express our opinion on reliability of these reports in all essential aspects on the basis of the audit that has been carried out.

3. We have carried out the audit in compliance with the Federal Law No.119-FZ of 7th August 2001 "On Auditing" and the Rules (Standards) of Auditing approved by the Commission for Auditing at the President of the Russian Federation. The audit was planned and carried out in such a way as to obtain sufficient confidence that the reports and accounts had been prepared in all essential aspects in compliance with the Federal Law No.129-FZ of 21st November 1996 "On Accounting" and the "Provisions on Accounting and Reporting in the Russian Federation", approved by the Order of the Ministry of Finance of the Russian Federation, of 29.07.98, No. 34n. The audit included a selective check of the proof of numeric data and explanations contained in the accounts and reports. We believe that the audit that has been carried out provides sufficient grounds to express an opinion on reliability of these reports and accounts.

4. As is mentioned in the Explanatory Note to the accounts and reports, as of 31st December 2001, the Company had accounts receivable from the Committee for Labour and Social Security of the Population at the St. Petersburg Administration in the amount of 453,557 thousand roubles for services provided in compliance with the Federal Law No. 5-FZ of 12th January 1995 "On Veterans". These accounts receivable are outstanding; besides there is a serious doubt that the debt will be repaid. As of 31st December 2001, the Company had not formed a doubtful debt reserve in respect of the said accounts receivable, which was contrary to the laws of the Russian Federation.

5. In our opinion, taking into account amendments mentioned above in para. 4, the reports and accounts enclosed to this Opinion are reliable, i.e. were prepared in such a way as to ensure that the assets and liabilities of OJSC North-West Telecom as of 31st December 2001 and the financial results of its operation for the year ending on 31st December 2001 were shown in all essential aspects in compliance with the Federal Law No.129-FZ of 21st November 1996 "On Accounting" and the "Provisions on Accounting and Reporting in the Russian Federation", approved by the Order of the Ministry of Finance of the Russian Federation, of 29.07.98, No. 34n.

6. Without introducing any reservations to our opinion, we would like to draw your attention to the fact that the Company's income from principal operations is expressed in roubles and the rates for provided communication services are to be agreed upon with and approved by the Ministry of Antimonopoly Policy of the Russian Federation. At the same time, the Company has a considerable debt expressed in foreign currency. This situation adversely affects the Company's capability of fulfilling all its financial obligations. When the Accounts and Reports enclosed to this Opinion were being prepared, the executive body proceeded from the assumption that OJSC North-West Telecom would continue its operations in the foreseeable future and it had no intention or need of liquidating or essentially reducing the operations, and, therefore, the obligations would be repaid in due time according to the established order.

7. Without introducing any reservations to our opinion, we would like to draw your attention to

the fact that at the extraordinary general meeting of the shareholders of 28th November 2001 the shareholders took the decision on re-organization of OJSC NORTH-WEST TELECOM in the form of affiliation with it of 8 subsidiaries of OJSC Svyazinvest situated in the North-Western region.

Partner	***Masy M. Koffy***
Auditor	***Alexandr Yuryevich Grebenyuk***
Date	***26 April 2002***

APPENDIX

Accounts and Reports

for the year 2002

In connection with the re-organization of the Company in the form of affiliation with it of 8 regional telecommunication operators on 31st October 2002, a special form of accounts and reports for re-organized enterprises is given, which can be found in the section "Other Information on Financial and Economic Activities of the Issuer".

ACCOUNTING POLICY

OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

Order No.01-7/290 dated December 29th,2001

on Accounting policy of OJSC North-West Telecom for the year 2002

Based on:

1. The Federal Law of RF "On Accounting" 129-FZ dated 21.11.96,

2. The Provisions on Accounting and Reporting in the Russian Federation, approved by the Order of the Ministry of Finance of Russia, of 29.07.98, No. 34n,

3. The Provisions on Accounting "Accounting Policy of an Enterprise Accounting Rules 1/98, approved by the Order of the Ministry of Finance of RF, of 09.12.98 No. 60n,

4. Card of Accounts for Book-Keeping in Financial and Economic Operations of Enterprises, and the Instructions on its application, approved by the Order of the Ministry of Finance of the RSFSR, of 31st November 2000, No. 94n,

I ORDER the following:
Accounting and tax reporting as well as financial reporting in 2002 shall comply with the Accounting Policy.

General Manager
S.V. Soldatenkov

Provisions on the Accounting Policy of OJSC North-West Telecom for the year 2002

Saint Petersburg
2001

CONTENTS

INTRODUCTION 5
1. ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY 8
1.1. General data on the Company 8
1.2. Main Tasks of Company's Accounting 11
1.3. Principles of Accounting Services Organization 11
1.4. Accounting Form 11
1.5. Document Turnover Organization Procedure, and Accounting Documentation Processing Technology 12
1.6. Procedure of organization and carrying out the inventory of property and liabilities 13
1.7. Procedure for making up the Company's Accounts and Reports14
1.8. The Company's working card of accounts 14
2. METHODOLOGICAL ASPECTS OF THE ACCOUNTING POLICY 15
2.1. Procedure of accounting of Intangible Assets 15
2.2. Procedure of accounting of Fixed Assets 16
2.2.1. Procedure of Including Assets in Fixed Assets 16

2.2.2. Fixed Assets Evaluation Procedure 16

2.2.3. Fixed Assets Depreciation Procedure 16

2.3. Inventories Accounting Procedure 17

2.3.1. Procedure of Including Property in Inventories 17

2.3.2. Inventories Evaluation Procedure Related to Recording Operations of Their Procurement and Acquisition 17

2.3.3. Procedure of Evaluating Certain Types of Inventories in Writing off 19

2.4. Procedure of Re-Calculating Assets and Liabilities Expressed in a Foreign Currency 19

2.5. Income Records Procedure 19

2.6. Expenses Records Procedure 21

2.7. Production Costs Accounting Procedure and Products (Jobs, Services) Prime Cost Calculation 22

2.8. Procedure of Production-in-Progress Accounting (for secondary areas of business) 24

2.9. Deferrals Accounting Procedure 24

2.10. Received Credits and Loans Accounting Procedure 25

2.11. Procedure of Organizing the Accounting of Internal Settlements and Transfer of Information by Separate Units 25

2.12. Special-Purpose Funds Formation Procedure 25

2.13. Reserves Formation Procedure26

2.14. State Aid Accounting Procedure (for Budgetary Funds)26

3. FISCAL ASPECTS OF THE ACCOUNTING POLICY27

3.1. Tax Records Organization 27

3.2. Procedure of Keeping the Logs of Invoices, Book of Purchases and Book of Sales 29

3.3. Procedure of Determining Proceeds from Sales of Goods, Products, Jobs and Services 30

3.4. Methods for Determining Costs for the Purposes of Calculating the Profit Tax, the Profit Tax Distribution and the Value Added Tax for Payment of the Taxes to Budgets of Various Levels; Profit Tax Payment Method 30

APPENDIX 1. LIST OF COMPANY'S UNITS 32

APPENDIX 2. LIST OF PROVISIONS BEING AN APPENDIX TO THE ACCOUNTING POLICY 33

APPENDIX 3. FORMS OF TAX RECORD REGISTERS 34

INTRODUCTION

These Provisions on Accounting Policy of the Company have been developed in compliance with the requirements of the accounting, taxation and civil laws of the Russian Federation.

For the purposes of these Provisions, Accounting Policy of the Company means the aggregate of the principles, ways of organization and technology of implementing the accounting methods selected by it, grounded and disclosed for various users primary observation, cost measurement, current grouping and summary generalization of the operation facts aimed at obtaining financial and managerial information as prompt, complete, impartial and reliable as possible.

In the cases where the standard accounting regulation system of the Russian Federation did not provide for an accounting method for a certain issue, the respective accounting method was developed during the development of the accounting policy by the Company, proceeding from the active law.

Being the basis of the accounting system, the Company's accounting policy must ensure the following:

- observing the fundamental principles of accounting, such as completeness, timeliness, caution, priority of content over form, consistency, rationality, continuity of activities and constancy;

- observance of the general requirements for accounts and reports: completeness, essentiality, neutrality, comparability, commensurability;

- reliability of reports prepared by the Company accounting reports, tax reports, and statistical reports;

- unity of the methods used in organizing and keeping accounts in the Company on the whole and in its structural units;

- efficacy and flexibility of the accounting system response to changes in the conditions of financial and economic operations, including changes in legislative and standard acts.

Along with the general obligatory requirements and rules, these Provisions take into account some peculiarities of the Company:

- development of bylaws taking into account the industry specificity of the enterprise;

- availability of many structural units, which, in a number of cases, are situated far from the Company's Central Management Boards location;

The Provisions consistently disclose the accounting methods adopted in the formation of the accounting policy, without the knowledge of which by the users concerned a reliable evaluation of the financial standing or the flow of monetary funds or financial results of the Company's operation is impossible.

Accounting methods include:

- methods of grouping and evaluating the facts of economic operations, retiring the assets value and recognizing the income and expenses;

- document turnover organization techniques;

- Company's assets and liabilities inventory procedure;

- internal accounting, reporting and control system;

- methods of applying the accounts and the accounting registers system;

- other respective methods, ways and techniques.

The accounting methods selected by the Company when this accounting policy was formed are approved by the order of the Company's General Manager and are applied starting from 1st January 2002.

All persons having to do with deciding the issues covered by the accounting policy shall be guided by these Provisions in their activities:

- Management of the Company;

- managers of branches and structural units of branches in charge of organization and status of accounting in the units headed by them;

- workers of services and departments in charge of timely preparation and revision of standard and reference information and in charge of bringing it to the notice of executive units;

- workers of all services and units in charge of timely submission of source documents to the accountants office;

- workers of the accountants service in charge of timely and quality performance of all accounting operations and making up of reliable reports of all kinds;

- other employees.

The accounting policy has been prepared for the year 2002 and is not subject to changes, except for the following cases:

- re-organization of the enterprise (merger, split-off, affiliation, etc.);

- change of owners;

- changes in the laws of the Russian Federation or in the system of standard regulation of accounting and tax records of the Russian Federation;

- development of new accounting methods.

Approval of an accounting method for new types of economic operations is not considered a change in the accounting policy.

All and any amendments introduced to the text of the Provisions on the Company's Accounting Policy shall be approved by the General Manager of the Company.

Any changes in the accounting policy shall take effect starting from 1st January of the year (start of the fiscal year) following the year of its approval.

Responsibility for observing the methodology shall rest with the General Manager of the Company.

1. ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY

1.1. General data on the Company

The Open Joint-Stock Company North-West Telecom was founded by the City Property Management Committee of the St. Petersburg Mayor's Office – the territorial agency of the State Property Management Committee of the Russian Federation by the decision dated 10th February 1993 through re-organization of the state communication and informatization enterprise Leningrad City Telephone Network awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation dated 1st July 1992 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Joint-Stock Companies", and the resolution of the Government of the Russian Federation dated 28th December 1992 No. 1003 "On Privatization of Communication Enterprises".

The City Property Management Committee of the St. Petersburg Mayors Office the territorial agency of the State Property Management Committee of the Russian Federation is the founder of OJSC North-West Telecom. Property of OJSC North-West Telecom is owned by the Company.

According to the Articles of Association, the main goal of the Company is to gain profit through meeting public needs in products (jobs, services) in the field of telecommunication and in other fields.

The Company's Articles of Association provide for the following fields of activities:

- Providing services to the authorities and management bodies, as well as to other corporations and individuals in the field of telecommunications;

- Creating and operating backbone networks, regional (area) and local telecommunication networks, as well as control and signaling facilities;

- Design, introduction and operation of the telecommunication network for transmission of various kinds of information (voice data transmission, facsimile and cable transmission, other types), as well as organization and operation of the telematic service (Telex, Videotex, Telefax, e-mail) on the basis of digital transmission and switching systems;

- Gas facilities operation;

- Organization of warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;

- Design, development and implementation of advanced technologies in various industrial areas;

- Production and sales of components and spare parts for various systems, mechanisms and

devices;

- Design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing, hotels, camping sites and motels;

- Production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;

- Procurement, processing and sale of wood, production of joinery and furniture;

- Design and development of software and dataware for automated systems of various applications;

- Manufacture, processing and sale of animal and vegetable products, including wild species;

- Production and sale of consumer goods;

- Trading, purchasing and commercial agency, including consignment trade;

- Participation in organization of stock exchanges, commodity exchanges and other exchanges, as well as trading houses both in RF and abroad according to the procedures established by the law;

- Dealership and brokerage according to the procedures established by the law;

- Specialists training and further education both in RF and abroad;

- Creating a network of company shops in RF and abroad.

- Providing services in the field of tourism, including foreign countries tourism and non-traditional tourism; cargo and cargo-and-passenger carriages by motor road, railway, water and other transport facilities; hotel servicing, including motels and campings; consulting, marketing and engineering; information services, including those in the on-line and off-line modes in compliance with the active law; production of advertising media and provision of advertising services;

- Sale and acquisition of patents, inventions and know-hows according to the procedure established by the law;

- Organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;

- Organization of cultural exchanges without currency payments;

- Carrying out work related to the use of data considered a state secret and to provision of services to protect a state secret;

- Other activities beyond the scope of the activities stipulated by the Articles of Association, which do not contradict the active law.

The organization has three management levels:

- the Company proper (represented by the Central Board);

- branches (represented by the managing unit);

- structural units of branches (represented by Centres and units with similar rights);

- production workshops, sections, etc.

The complete list of the units comprising the Company is given in Appendix 1 to the Provisions.

The branches shall act on the basis of the Provisions approved by the Company's Board of Directors.

Separate structural units shall act on the basis of the Provisions approved by the Company's Management Board or the Regional Director of the Company.

Branch Managers shall be appointed by the General Manager of the Company.

Managers of separate structural units shall be appointed by the Regional Director of the Company. Managers of both branches and separate structural units shall act on the basis of powers of attorney issued by the General Manager of the Company.

Relations inside the Company shall be based on linear subordination:

Company Branch - Separate Structural Unit workshops, sections, etc.

Branches shall act on behalf of the Company and shall be endowed with property for their economic operation.

1.2. Main Tasks of Company's Accounting

In compliance with the requirements of the accounting standard regulation system of the Russian Federation and taking into account the organizational structure and concrete conditions of performing the financial and economic operations, the main tasks of accounting in the Company are:

- forming complete and reliable information on the activities of the Company and its proprietary standing, required for the internal users of accounts and reports managers, founders, participants and owners of the Company, as well as external users investors, creditors and other users of accounts and reports;

- control over the availability and flow of property, use of material, labour and financial resources (including that in compliance with the approved standards, rates and cost-estimates);

- preventing adverse results of Company's economic activities and finding internal reserves of ensuring its financial stability;

- forming the information required for the correct and timely calculation and payment of taxes, tallage and other obligatory fees;

- preparing special forms of accounts and reports for the Company's corporate management system.

1.3. Principles of Accounting Services Organization

The term "accounting service" defines a complex of structural units and officials performing the operations of collecting, processing and analyzing source information and making up reports on its basis for various groups of users.

At each level of management, the accounting service ensures collection and processing of information for the purpose of providing data to users for working out, grounding and taking decisions at their level of management and for providing the superior management bodies with information required for working out, grounding and taking decisions at a higher level of management.

Accounting practice and control shall be the responsibility of the accountants service of the Company, headed by the Chief Accountant. The accounting service of the Company includes accountants offices of units directly headed by the Chief Accountants of such units. The duties of the central accountants office shall be performed by the accountants office of the Company's Central Board.

1.4. Accounting Form

The Company shall use the computer technology of accounting information processing with the comprehensive software SUN SYSTEMS and other applied software.

1.5. Document Turnover Organization Procedure, and Accounting Documentation Processing Technology

The Company's document turnover organization rules and procedure, document turnover schedule and source accounting document processing technology, including:

- source document creation procedure;

- source document check procedure;

- procedure and timing of transferring the documents for accounting records;

- procedure of transferring the documents to the archives, -

shall be regulated by a bylaw - the Provisions on the Document Turnover System.

The Company shall use unified forms for the records of source accounting documentation, approved by the State Statistics Committee of Russia.

When recording financial and economic operations, for which no unified forms are provided for, independently developed forms of source accounting documents, contained in the bylaw on the document turnover system, shall be used, which include the following obligatory details:

- name of document;

- date of making up the document;

- name of organization, on behalf of which the document was made up;

- contents of the economic operation;

- indices of the economic operation in kind and in monetary terms;

- positions of officials responsible for an economic operation and for correctly recording it;

- signatures of said officials.

The right of signing source accounting documents shall be established by Company's bylaws. Accounting registers with the synthetic and analytical accounts of shipment and sales of communication services shall be made up using computer facilities and shall be stored in the electronic form.

1.6. Procedure of organization and carrying out the inventory of property and liabilities

All property irrespective of location and all kinds of liabilities of the Company are subject to inventory.

The Company shall hold the inventory according to the following timing:

- that of fixed assets at least once in every two years as of 1st November of the year under report;

- that of intangible assets annually as of 1st December of the year under report;

- that of capital construction in progress and other capital investments annually as of 1st November of the year under report;

- that of raw materials, components, equipment for installation, semi-finished products, goods, finished products at warehouses annually as of 1st November of the year under report;

- precious metals twice a year;

- that of production in progress on a quarterly basis as of the end of the quarter;

- that of deferred income and expenses - annually as of 31st December of the year under report;

- that of monies on accounts with bank institutions - annually as of 31st December of the year under report;

- that of cash on hand at least once in a quarter;

- that of long-term financial investment annually as of 1st December of the year under report;

- that of short-term financial investment and monetary instruments - on a quarterly basis as of the end of the quarter;

- that of settlements with debtors and doubtful debt reserve at the end of the year;

- that of settlements with creditors (in respect of settlements with communication operators) - on a quarterly basis as of the end of the quarter, and with other creditors once a year as of 31st December of the year under report;

- that of settlements in respect of taxes and obligatory deductions to the budget and non-budgetary funds at least once a year;

- that of target financing settlements annually as of 31st December of the year under report;

- that of internal settlements at least once in a quarter;

- that of settlements with the personnel and advance holders once a year as of 31st December of the year under report.

To hold the inventory at the level of the Company's Directorate and Branch Management Boards, standing inventory commissions are established, the members of which shall be approved by:

- the General Manager of the Company for the Company's Central Board;

- the Branch Director for Branches and their structural units.

The procedure of organizing and holding the inventory of property and liabilities of the Company is set forth in the Provisions on the Procedure of Holding the Inventory of Assets and Liabilities and Measures to Ensure Safety of Assets.

1.7. Procedure for making up the Company's Accounts and Reports

The Company's accounts and reports shall be made up according to the procedure and within the time provided for by the Federal Law dated 21.11.96 No. 129-FZ "On Accounting" and other standard acts of the Russian Federation, regulating the accounting.

The Company's accounts and reports shall be prepared by the accountants office of the Company's Central Board on the basis of generalized information on the property, liabilities and operation results, taking into account the information provided by accountants offices of the Branches. Accounts and reports shall be prepared by the accountants offices of the Branches on the basis of the data provided by accountants offices of structural units of Branches.

When making up accounts and reports, the forms developed by the Organization taking into account the recommendations contained in the order of the Ministry of Finance of Russia dated 13.01.00 No. 4n "On Accounting and Reporting Forms of Organizations" shall be used.

Internal accounting forms and the concrete timing of submitting them are given in the bylaws on the Company's accounts and reports preparation procedure.

1.8. The Company's working card of accounts

In the accounting of all units of the Company, a single working card of accounts shall be used, which must by applied by all workers of the Company's accountants service. In the course of the work, the internal document - working card of accounts and instructions on its application shall be used.

Any amendments introduced to the working card of accounts shall be approved by the Company's General Manager.

2. METHODOLOGICAL ASPECTS OF THE ACCOUNTING POLICY

2.1. Procedure of accounting of Intangible Assets

Intangible assets include a group of Company's assets held by it on the basis of the right of ownership (economic supervision, operational management), provided the following conditions are simultaneously observed:

- absence of material or corporeal (physical) structure;

- possibility of identification (isolation, separation) from other property;

- they are used for the manufacture of products, performance of jobs or provision of services or for managerial needs;

- they have a long useful life, i.e. a life exceeding 12 months, or the normal operation cycle, if it

exceeds 12 months;

- no subsequent re-sale of the property is expected;

- capability of yielding economic benefits (income) in the future;

- availability of duly prepared documents confirming the existence of the asset itself and of the Company's exclusive right to results of intellectual activities (patents, certificates, other protection documents, agreement of transfer (acquisition) of a patent, trademark, etc.).

Intangible assets are accepted for accounting at the initial value.

The total amount of depreciation deductions for intangible assets shall be determined on the monthly basis according to the standards calculated proceeding from their initial cost and their useful life, by the linear method.

The useful life of intangible assets shall be determined proceeding from:

- the validity period of the patent, certificate and other restrictions of the time of using intellectual property objects in compliance with the legislation of the Russian Federation;

- the expected useful life of such an object, during which the organization can get economic benefit (income). The expected useful life of an object of intangible assets shall be determined by a specially established commission in compliance with the methodological instructions on accounting of intangible assets and shall be approved by the General Manager of the Company.

For intangible assets, for which it is impossible to determine the useful life, the depreciation charging rates shall be established for 20 years.

The value of intangible assets shall be retired by accumulating the amounts of the charged depreciation on account 05 "Depreciation of Intangible Assets".

2.2. Procedure of accounting of Fixed Assets

2.2.1. Procedure of Including Assets in Fixed Assets

Fixed assets shall include Company's assets, provided the following conditions are simultaneously observed:

- they are used for the manufacture of products, performance of jobs or provision of services or for managerial needs of the Company;

- they have a long useful life, i.e. a life exceeding 12 months, or the normal operation cycle, if it exceeds 12 months;

- no further resale of them by the organization is expected;

- they may bring economic benefit (income) to the Company in the future.

2.2.2. Fixed Assets Evaluation Procedure

Fixed assets shall be accepted for accounting at the initial cost in compliance with the provisions on accounting "Fixed Assets Accounting 6/01" approved by the order of the Ministry of Finance of RF dated 30.03.01 No. 26n.

The value of fixed assets, in which they are accepted for accounting is not subject to changes, except for cases of extra construction, extra equipment, renovation, partial liquidation and liquidation of fixed assets.

On a regular basis, at least once a year, the organization carries out revaluation by groups of

homogeneous objects of fixed assets at the current (replacement) value by direct recalculation according to the market prices confirmed by documents. Groups of homogeneous objects of fixed assets, by which revaluation is carried out are stated in the methodological instructions on fixed assets accounting.

2.2.3. Fixed Assets Depreciation Procedure

Depreciation by objects of fixed assets shall be charged by the linear method, based on the initial value or current (replacement) value (in case of any revaluations taking place) of an object of fixed assets and the standard depreciation calculated proceeding from the useful life of such an object.

The useful life by groups of homogeneous objects of fixed assets is determined according to recommendations of the methodological council, considered by the Board of Directors and approved by the General Manager of the Company.

For acquired fixed assets that have been already operated, the Organization shall determine the depreciation standard, taking into account the useful life less the number of years (months) of actual operation of the object by the previous owner.

Objects of fixed assets having a value less than the limit established by the legislation, as well as acquired books, brochures and the like editions shall be written off to costs of production (expenses for sale) as they are released for production or operation. To ensure safety of such objects in the production or operation, the Company shall exercise a proper control over their flow.

For fixed assets received under contracts of leasing, the accelerated depreciation coefficient provided for by the terms of the contract shall be used.

Objects of fixed assets shall be restored by repairs, updating and renovation.

Expenses for all kinds of repairs shall be included in the prime cost of the period under report, in which they were incurred. No reserve of future expenses for fixed assets repairs is formed.

2.3. Inventories Accounting Procedure

2.3.1. Procedure of Including Property in Inventories

Inventories of the Company include Company's assets:
- used as raw stuff, materials etc. in the manufacture of products intended for sale (performance of jobs, provision of services);
- intended for sale;
- used for managerial needs of the Company.

Inventories do not include Company's assets used in the manufacture of products , performance of jobs, provision of services or for managerial needs of the Company during a period exceeding 12 months, or the normal operation cycle if it exceeds 12 months.

2.3.2. Inventories Evaluation Procedure Related to Recording Operations of Their Procurement and Acquisition

The actual prime cost of inventories shall be formed in the accounts and reports of the Company

using accounts 15 "Procurement and Acquisition of Stocks of Materials and Capital Equipment" and 16 "Deviation in the Value of Stocks of Materials and Capital Equipment".

Accounting of inventories on accounts 10 "Materials" and 41 "Goods" shall be based on Accounting Prices.

Inventories (raw materials, components and goods) shall be accepted for accounting at the accounting price, which is deemed to mean here the following:

- suppliers price when inventories are acquired on the paid basis;

- when inventories are made by the organization itself the total of actual costs;

- when inventories are contributed as investment in the authorized capital of the Company the monetary evaluation agreed upon by the founders (participants) of the Company, unless otherwise provided for by the laws of the Russian Federation;

- when inventories are received by the organization under a contract of donation or on a gratuitous basis or remain from retirement of fixed assets and other property - the current market value as of the date of accepting for accounting;

- when inventories are received under contracts providing for execution of obligations (payment) in non-monetary funds the value of assets transferred or to be transferred by the Organization.

At the end of the month under report, the deviations collected on account 16 "Deviation in the Value of Stocks of Materials and Capital Equipment" shall be written off (reversed in case of a negative difference) to the debit of the cost accounts depending on the direction of the expenditure in proportion to the value of the spent stocks of materials and capital equipment.

The percentage of deviations for the type or group of stocks of materials and capital equipment shall be determined based on the ratio of the total amount of the balance of such deviations as of the start of the month and current deviations for the month to the total amount of the balance of stocks of materials and capital equipment as of the start of the month and the received stocks, multiplied by 100.

Deviations in the value of materials to be written off shall be calculated separately for each group of materials highlighted on account 16 "Deviations in the Value of Stocks of Materials and Capital Equipment".

For the percentage calculated in such a way, deviations shall be written off (reversed in case of a negative difference) to the debit of the accounts of production costs (sale expenses) or other respective accounts.

Deviations shall be written off using the average percentage calculated on the basis of the accounting data.

Costs of procurement and delivery of goods intended for sale through the retail trading chain shall be recorded within the distribution costs before warehouses of the Company.

Finished products shall be taken into account according to the actual prime cost of manufacture without using account 40 "Output of Products (Jobs, Services)".

2.3.3. Procedure of Evaluating Certain Types of Inventories in Writing off

Retiring inventories shall be valued by the following methods:

According to the average prime cost:

- raw stock;

- materials;

- finished products;

- goods for resale;

According to the prime cost of each unit:

- precious metals.

2.4. Procedure of Re-Calculating Assets and Liabilities Expressed in a Foreign Currency

Re-calculation of the value of banknotes at the Company's cashier's office, funds on accounts with lending agencies, monetary instruments and payment documents, short-term securities, monies in settlements (including those under loan liabilities) with legal entities and individuals, balances of funds earmarked for a special purpose and received from the budget or from foreign sources in the framework of technical or other assistance to the Russian Federation in compliance with the appropriate agreements (treaties), expressed in a foreign currency, into roubles shall be effected as of the date of making an operation in the foreign currency and as of the reporting date of making up the accounts and reports.

2.5. Income Records Procedure

Income of the Company mean an increase of economic benefits as a result of receipt of assets (money or other property) and/or retirement of obligations, leading to an increase in the capital of such a Company, except for contributions of the participants (owners of property).

Depending on the nature, conditions of receipt and Company's activities areas, income of the Company is subdivided into:

· normal operation income;

· other income, including:

· operating income;

· income from sources other than sales;

· extraordinary income.

Systematic character of receipts and the possibility of planning the volumes of receipt are additional criteria of including income in the income gained from normal operation.

For income accounting purposes, the normal areas on the Company's operation shall be subdivided into primary and secondary activities.

Primary activities mean the operations directly related to communication services provision. All other activities are secondary.

The normal areas on the Company's operation include:

- primary activities:

· city telephone communication services;

· access to the city telephone network;

- provision of local telephone connections (calls) to fixed communication subscribers in cities (provision of a subscriber line for use in cities; passage of local traffic);

- provision of local telephone connections from city payphones;

- provision of direct lines and connecting lines for use;

- other services of the city telephone network (connection, change of owners, etc.);

· rural telephone communication services;

· access to the rural telephone network;

- provision of local telephone connections (calls) to fixed communication subscribers in rural areas (provision of a subscriber line for use in rural areas; passage of local traffic);

- provision of local telephone connections from rural payphones;

- provision of direct lines and connecting lines for use;

- other services of the rural telephone network (connection, change of owners, etc.);

· long-distance and international communication services

- provision of long-distance telephone connections;

- provision of long-distance telephone connections from payphones;

- provision of international telephone connections;

- provision of long-distance telephone connections from payphones;

- provision of long-distance and international channels for use;

- other services of long-distance and international communication (conferences, maintenance, etc.);

· documentary telecommunication services

- inland telegrams;

- external telegrams;

- provision of telegraph channels for use;

- subscriber's telegraphy;

- data transmission services;

- telematic services;

- newspaper pages transmission;

· other documentary telecommunication services;

- radio communication services;

- broadcasting services;

- telecasting services;

- wired radio services;

- using subscriber radio outlets;

- provision of access to the wired radio network;

- other services of wired radio;

- wireless radio communication services;

- personal radio call services (paging);

- cellular communication services;

- other wireless radio communication services;

- secondary activities:

- services of leasing out Company's assets;

- transportation services;

- consulting, marketing and engineering services;

- manufacture of products for telecommunication facilities;

- commercial services;

- public catering services;

- construction services;

- computing services;

- publishing (publication of reference books and newspapers);

- information services;

- education services;

- security services;

- agency;

- consumer services;

- services of recreational and tourist facilities, and hotel servicing;
- advertising;
- other activities meeting the criteria set forth above.

Income other than normal operation income shall be considered as other income.

The procedure of income accounting is provided for in the methodological instructions on income accounting.

2.6. Expenses Records Procedure

Expenses of a Company mean a reduction of economic benefits as a result of a withdrawal of assets (money or other property) and/or emergence of obligations, leading to a reduction of the capital of a Company, except for reduction of contributions upon decision of the participants (owners of property).

Depending on the nature, conditions of incurring and activities areas, expenses of the Company are subdivided into:

· normal operation expenses;
· other expenses, including:
- operating expenses;
- expenses for purposes other than sales;
- extraordinary expenses.

Normal operation expenses shall be accepted for accounting in the amount calculated in the monetary terms and equal to the payment in the monetary or other form or the value of accounts payable.

For expenses accounting purposes, the normal areas on the Company's operation shall be subdivided into primary and secondary activities.

Expenses other than normal operation expenses shall be considered as other expenses.

2.7. Production Costs Accounting Procedure and Products (Jobs, Services) Prime Cost Calculation

Expenses of the enterprise in connection with normal operation areas are the aggregate of the costs related to provision of services, performance of jobs and manufacture of products.

The prime cost of products (jobs or services) is the cost assessment of energy, fixed assets, labour resources, materials, raw materials, fuel and natural resources, used in the process of manufacture, as well as other costs of their manufacture and sale.

There shall be separate accounting of costs by types of services, jobs and products being the objects of calculation.

For the purposes of distributing the costs by primary areas of activities among calculation objects, the Company uses the method of cost accounting by production processes.

A production process means uniquely a defined activity (a sequence of actions or an aggregate of functions and assignments), which is not limited in time and has an identifiable result.

For the purposes of distributing costs into calculation objects, processes are subdivided into basic production processes, auxiliary production processes and joint processes.

Basic production processes include processes performed directly for the provision of communication services.

Auxiliary production processes include processes required for performing basic and joint production processes and indirectly related to the provision of communication services.

Joint production processes include processes required for performing basic production processes, however, not related to the provision of communication services.

Actual natural figures of the Company's production operation, the composition of which is determined in the provisions on expenses accounting, shall be the bases for costs distribution.

All costs related to primary activities are indirect costs, i.e. they are distributed among calculation objects and shall be taken into account by production processes.

Costs by primary activities shall be recorded on accounts 30 " Basic Production Processes" and 31 "Auxiliary Production Processes".

Costs related to secondary activities shall be recorded on accounts 23 "Auxiliary Production Facilities" and 29 "Servicing Production Units and Facilities" by areas of activity.

A full calculation of the prime cost of provided services, performed jobs and made products shall be done.

Costs of joint production processes shall be recorded on account 32 "Joint Production Processes".

The costs collected on account 31 "Auxiliary Production Processes" shall be distributed between the basic and joint production processes on accounts 30 "Basic Production Processes" and 32 "Joint Production Processes" on the basis of the data on distribution bases provided by production services at the end of the period under report.

The costs collected on account 30 "Basic Production Processes" shall be distributed to account 20 "Basic Production" by calculation objects (services) on the basis of the data on distribution bases provided by production services at the end of the period under report, and to account 33 "Equipment Operation Costs" by equipment types of a conventional digital network made up annually by engineering services. Distribution of costs by equipment types shall comply with the calculation data of engineering services on the share of equipment involvement in the basic production processes.

The costs collected on account 33 "Equipment Operation Costs" shall be distributed to account 20 "Basic Production" by calculation objects (services) on the basis of the data of engineering services on intensity and duration of using each type of equipment in providing a particular service, to be calculated early in each year or in case of any essential changes in the communication network topography.

For the purposes of calculating the prime cost of services, jobs or products of secondary areas of operation, actual expenses for provided services, completed jobs and made products transferred to the warehouse, collected on accounts 23 "Auxiliary Production Facilities" and 29 "Servicing Production Units and Facilities" shall be written off to account 43 "Finished Products" (in case

of finished products manufacture), to the respective accounts of production processes (in case of services provision or performance of jobs for primary areas of operation) or to account 90 "Sales", control account 90-04 "Prime Cost of Sales in Secondary Areas of Operation" (in case of services provision or performance of jobs for outside organizations). The debit balance of accounts 23 "Auxiliary Production Facilities" and 29 "Servicing Production Units and Facilities" shows the value of the remaining production in progress.

At the end of the period under report, costs placed in account 32 "Joint Production Processes" shall be written off to accounts 20 "Basic Production", 23 "Auxiliary Production Facilities" and 29 "Servicing Production Units and Facilities" by calculation objects (services, jobs, products) in proportion to the amounts of costs placed in the respective accounts.

At the end of the period under report, costs related to the provision of communication services, collected by types of services on account 20 "Basic Production", shall be written off completely to account 90 "Sales", control account 90-02 "Prime Cost of Sales (by Primary Areas of Operation" with analysis by calculation objects (services).

Besides, the Company shall use account 26 "General Economic Expenses". The said account is of intermediate nature and is used by the Company until the calculation is obtained without distribution of costs among production processes. Costs shall be recorded on account 26 "General Economic Expenses" by items and elements. After the data on the actual natural characteristics of the production activities are obtained, all costs of the Company recorded on account 26 are distributed by production processes, and later account 26 "General Economic Expenses" is not used. The use of account 26 "General Economic Expenses" shall cease simultaneously by all units on the basis of the appropriate order of the Company's Chief Accountant.

2.8. Procedure of Production-in-Progress Accounting (for secondary areas of business)

Production in progress includes products (jobs) of secondary areas of business, that have not undergone all stages (phases) provided for by the production process, as well as incomplete products and those that have not passed testing and technical acceptance.

Construction-in-progress shall be evaluated according to the actually incurred costs

2.9. Deferrals Accounting Procedure

Expenses incurred in the period under report, but related to later reporting periods, shall be recorded on account 97 "Deferrals".

Deferrals include the expenses that have been recognized in the period under report, but that cannot be included in the prime cost of sold products, jobs or services of such a period under report, e.g.:
- expenses related to the development of new production facilities or product types before the facts of their sale;
- expenses related to payment for leaves of future periods;
- expenses related to acquisition of licenses;
· property insurance expenses;
· other.

Deferrals shall be written off uniformly through respective cover sources during the period, to which they refer. If it is impossible to determine reliably the period, during which incurred expenses must be written off, the calculation period shall be established by a specially formed

commission and shall be approved by the appropriate order of the General Manager.

The deferrals accounting procedure is given in the methodological instructions on expenses accounting.

2.10. Received Credits and Loans Accounting Procedure

The Company shall transfer the long-term debt in respect of received credits and loans to the short-term debt 365 days before the principal debt amount re-payment according to the contract of loan and/or credit .

Extra expenses related to receiving loans or credits, or floating loan obligations, shall be included in the reporting period, in which the said costs were incurred.

2.11. Procedure of Organizing the Accounting of Internal Settlements and Transfer of Information by Separate Units

For accounting of the internal turnover, the Company shall use account 79 "Internal Settlements".

All financial and economic operations between Company's units shall be transacted on the basis of letters of advice through the higher level of management. Operations between structural units of branches shall be transacted through the respective branches. Operations between branches shall be transacted through the Company's Central Board.

The list of internal economic operations and the procedure of transacting them are regulated by a bylaw - the methodological instructions on internal settlements accounting.

2.12. Special-Purpose Funds Formation Procedure

The Company shall not create any funds from profit remaining at its disposal, except for the cases when creating such funds is provided for by the legislation or by the incorporation documents of the Company (reserve). In such a case the procedure of creating and using them shall be determined on the basis of the decision of the General Meeting of the Shareholders.

2.13. Reserves Formation Procedure

The Company may create the following reserves:

· reserve against depreciation of investment in securities. The reserve is formed for the difference between the actual prime cost of the Company's investments in stock of other organizations, quoted at the stock exchange, the quotations of which are regularly published, and the market value as of the end of the year under report, if the latter is lower than the value accepted for accounting;

· reserves for doubtful debts. The amount of the reserve is determined separately for each debt based on an inventory, depending on debtors solvency and debt repayment probability;

- reserve for reduction of the value of stocks of materials and capital equipment. The reserve is formed from Company's financial results for the difference between the current market value and the actual prime cost of inventories, if the latter cost is higher than the current market value.

The procedure of reserves formation is regulated by the methodological instructions on formation of reserves.

2.14. State Aid Accounting Procedure (for Budgetary Funds)

Budgetary funds (subventions, subsidies) shall be recognized in accounting as monetary funds and resources other than monetary funds are actually received.

The Company shall accept budgetary funds, including resources, other than monetary funds, for accounting, provided the following conditions are ensured:

- one can be confident that the terms of providing such funds by the organization will be met. Contracts made by the Company, taken and publicly announced decisions, feasibility studies, approved design and cost-estimate documentation, etc., may serve as a proof;

- one can be confident that the said funds will be received. A banks statement on entering such funds to the Company's account or a resources transfer and acceptance certificate shall serve as a proof of receipt.

The budgetary funds accounting procedure does not depend on the type of resources provided to the Company (monetary funds, assets other than monetary funds) or on the method of providing them (actual transfer, reduction of the obligations to the state).

The procedure of budgetary funds accounting is set forth in the methodological instructions on accounting of special-purpose funding.

3. FISCAL ASPECTS OF THE ACCOUNTING POLICY

3.1. Tax Records Organization

The basic tasks of the Tax Records Organization System are:

- defining the general principles of the division of powers and responsibility of taxation services and other accounting services at each management level (vertically) and inside each management level (horizontally);

- creating a single system of bylaws regulating the operation of taxation services and other accounting services in the Tax Records System of the Company.

Tax records shall be the responsibility of the accountants service at all management levels of the Organization (Central Board of the Company, management board of a branch and a structural unit of a branch).

Under article 19 of the Tax Code of RF, the Organization is the payer of taxes and Fees. The duties of the tax-payer in calculating taxes and submitting tax returns are distributed as follows:

The Central Board shall calculate taxes and other obligatory fees transferred to the federal budget, as well as those distributed to budgets of various levels for the Company on the whole. It shall determine which part of taxes distributed to budgets of various levels is to be paid to each budget. Except for the cases when branches and structural units of branches act as the fiscal agent calculating and retaining the income tax from individuals and the single social tax.

The profit tax shall be calculated by the Central Board. The Central Board shall present a summary tax return in its location, as well as tax returns to tax authorities in the locations of separate units.

The value added tax shall be calculated by the Central Board for the Company on the whole, a tax return being submitted in its location. If the Law on the Budget of the Russian Federation provides for distribution of the total VAT between the federal budget and budgets of other levels,

the tax shall be paid and the tax return shall be submitted by the Central Board to the budgets, in whose territories the Company operates.

VAT deducted from income paid to non-resident organizations that are not on the tax records of the Russian Federation shall be deducted by the unit paying the income and shall be included in the general VAT return.

Motor road user tax for the Company on the whole shall be calculated by the Central Board with submission of the tax return.

The sales tax shall be calculated by branches. The tax return shall be submitted to tax authorities by branches in their location. If the Central Board transacts operations subject to the sales tax, the Central Board shall independently calculate the tax in respect of such operations in its location and shall submit a tax return.

For the land tax (land fee), the tax shall be calculated and tax returns shall be submitted by the Central Board and by regional branches in respect of the land plots used by them.

For the property tax, the tax shall be calculated and tax returns shall be submitted by the Central Board and by branches in respect of the property on their balance sheet. The Central Board shall calculate the amount of tax for the Company on the whole, shall make up the summary tax return and shall pay the tax in the amount of the difference between the total calculated tax and the amount of tax paid by the branches.

The tax on the income of individuals, the single social tax, the single tax on imputed earnings for certain areas of activities, the motor vehicle owner tax and the environment pollution fee shall be calculated by the Central Board and by the branches independently, with tax returns submitted to tax authorities in their location, and the summary tax return for the environment pollution fee shall be submitted by the directorate.

Income taxes deducted and paid by the Company as the fiscal agent shall be calculated and paid to the federal budget:
- by the directorate when dividend is paid;
- by the unit of the Company, effecting settlements with a non-resident when income is paid to a non-resident.

Local taxes shall be calculated by the Central Board and the branches in compliance with the active law.

Taxes to the federal budget and the budgets of entities of the Russian Federation shall be paid by the Central Board and taxes to local budgets by the branches. Taxes to local budgets in respect of payments of the Company's Central Board shall be paid by the Central Board itself.

Inventory of liabilities related to settlements in respect of taxes and fees and comparison of debts with the tax authorities shall be the responsibility of the Company's Central Board, branches and structural units of branches in respect of their payments in the location where they act as tax-payers.

Analytical tax records registers shall be kept by accountants services of all levels. The forms of tax records registers are given in Appendix 3 to the Provisions. The procedure and peculiarities of recording the analytical data in tax records registers and making up tax returns are described in the methodological instructions on calculation and payment of taxes.

To ensure a correct and complete formation of taxable bases for all taxes and fees, branches and structural units of branches shall provide the necessary information within the time established by the document turnover schedule, in the form and volumes approved in the methodological instructions on calculation and payment of taxes.

3.2. Procedure of Keeping the Logs of Invoices, Book of Purchases and Book of Sales

The Company shall keep a book of purchases and a book of sales, and logs of received and presented invoices, using computer facilities. Not later than the 20th of the month following the month under report, the book of purchases shall be printed out, the pages shall be numbered, corded and a seal shall be affixed to them.

Logs of received and presented invoices, books of purchases and books of sales shall be kept in the electronic form by branches and structural units of branches as sections of single logs of received and presented invoices, single book of purchases and book of sales of the Company.

An invoice shall be made up using a computer; however, it may also be filled out manually.

An invoice, a book of purchases and a book of sales shall be signed by the General Manager and by the Chief Accountant or by other officials. The circle of persons empowered to sign the said documents shall be determined by the Company order. Managers and head (senior) accountants of branches or structural units are entitled to delegate the right of signature on invoices to other employees of the Company. Delegation of the right of signing invoices shall be prescribed by regulatory documents for the branch or structural unit.

When communication services are provided, invoices shall be presented simultaneously with payment documents once a month not later than the fifth of the month following the month that has expired.

When communication services are provided to individuals, no invoices shall be presented. The Organization shall make up a single invoice for the total amount of services provided to individuals for the period under report, such invoice being registered in the book of sales.

Invoices for services provided (jobs performed, goods shipped) to buyers shall be presented by the Central Board, by branches and structural units of branches.

Invoices shall be numbered in the book of purchases and book of sales in ascending order of numbers. Composite numbers shall be used with the code of the directorate, branch and structural unit of the branch. Numbers shall be assigned according to the codification of units, developed by the Central Board. The code of the directorate, branch or structural unit shall be a constituent of the No. of the invoice.

Sections of the books of purchases and books of sales for the tax period under report shall be presented by branches and structural units in the electronic form to the Central Board of the Company for making up the single book of purchases and single book of sales and for making up value added tax returns.

Branches and structural units of branches shall certify invoices by their own seal or a special seal "for invoices". The procedure of using the said seals by authorized officials shall be approved by a Company order.

Copies of the presented invoices and book of sales shall be stored in the electronic form. If necessary, the above documents may be printed out completely and prepared properly.

3.3. Procedure of Determining Proceeds from Sales of Goods, Products, Jobs and Services

For the purposes of taxation, proceeds from sales of products, jobs and services shall be determined as follows:

- for the profit tax, when the taxation base is determined, the proceeds from sales of services, goods and jobs shall be determined by the method of "charging", i.e. on the basis of the fact of the provision of services (performance of jobs), shipment of goods (products) and presentation of respective invoices.

- when the taxation base is determined for the value added tax, motor road user tax, sales tax and other taxes, the proceeds from sales of services, goods and jobs shall be determined by the "as paid" method, i.e. as money for the services, goods and jobs is received to settlement accounts with banks or to the cash desk of OJSC North-West Telecom.

3.4. Methods for Determining Costs for the Purposes of Calculating the Profit Tax, the Profit Tax Distribution and the Value Added Tax for Payment of the Taxes to Budgets of Various Levels; Profit Tax Payment Method

For the purposes of profit tax calculation:

- when the amount of material expenses is determined in writing off the materials used in the production (manufacture) of goods (performance of jobs or provision of services), the method of evaluation by the average prime cost is applied;

- depreciation amounts for all groups of fixed assets are charged by the linear method;

- for depreciated fixed assets used for the work in an aggressive medium and/or with many shifts, the Organization is entitled to apply a special coefficient to the basic depreciation rate; however, the coefficient shall not exceed 2;

- the coefficient established in the contract shall be applied to the basic depreciation rates of fixed assets being the subject of a contract of leasing;

Under the contracts made before 01.01.02, the Organization shall charge depreciation for leased property, using the methods and standards that existed at the moment of transferring (receiving) the property and applying a special coefficient not exceeding 3.

For cars and passenger microbuses having the initial value of more than 300 thousand roubles and 400 thousand roubles respectively and received on the basis of leasing, the basic depreciation rate with the special coefficient 0.5 shall be applied;

- withdrawn securities shall be written off to expenses at the prime cost of those that were acquired first (by the FIFO method).

For distribution of the profit tax for payment of the tax to budgets of various levels, the average official number of employees and the residual value of the depreciated property of the directorate, branches and structural units of branches shall be used.

For distribution of the value added tax for payment of the tax to budgets of various levels, the average official number of employees of units and the residual value of the fixed assets of the directorate, branches and structural units of branches shall be used.

The Organization shall pay the profit tax in monthly advance payments in equal installments in the amount of one third of the actually paid quarterly advance payment for the quarter preceding the quarter, in which monthly advance payments are effected.

APPENDIX 1. LIST OF COMPANY'S UNITS

The Company comprises the following units:

1. Vyborgsky Telephone Centre - the branch of OJSC North-West Telecom

2. Moskovsky Telephone Centre - the branch of OJSC North-West Telecom

3. Nekrasovsky Telephone Centre - the branch of OJSC North-West Telecom

4. Petrogradsky Telephone Centre - the branch of OJSC North-West Telecom

5. Tsentralny Telephone Centre - the branch of OJSC North-West Telecom
6. Inter-Exchange Contacts Centre - the branch of OJSC North-West Telecom
7. Repair and Construction Board - the branch of OJSC North-West Telecom
8. Motor Depot - the branch of OJSC North-West Telecom
9. Repair and Installation Board - the branch of OJSC North-West Telecom
10. Recreation and Disease Prevention Centre - the branch of OJSC North-West Telecom
11. Oblast (Regional) Telephone Centre - the branch of OJSC North-West Telecom
12. Long-Distance International Telephone - the branch of OJSC North-West Telecom
13. Telegraph - the branch of OJSC North-West Telecom
14. Petersburg Telephone Network - the branch of OJSC North-West Telecom including:

- *Vyborgsky Telephone Centre*
- *Moskovsky Telephone Centre*
- *Nekrasovsky Telephone Centre*
- *Petrogradsky Telephone Centre*
- *Tsentralny Telephone Centre*
- *Inter-Exchange Contacts Centre*
- *Repair and Construction Board*
- *Motor Depot*
- *Repair and Installation Board*
- *Recreation and Disease Prevention Centre.*
- *Main Long-distance and International Telephone Telegraph Centre;*

APPENDIX 2. LIST OF PROVISIONS BEING AN APPENDIX TO THE ACCOUNTING POLICY

1. Working Card of Accounts of the Company and the Instructions on Applying it.
2. Provisions on the Procedure of Assets and Liabilities Inventory and on Measures of Ensuring the Safety of Assets.
3. Provisions on the Document Turnover System.
4. Provisions on the Procedure of Forming the Accounts and Reports of the Company.
5. Provisions on the Procedure of Tax Calculation and Payment.
6. Provisions on the Accounting Service.
7. Methodological Instructions on Fixed Assets Accounting.
8. Methodological Instructions on Intangible Assets Accounting.
9. Methodological Instructions on Capital Construction Accounting.
10. Methodological Instructions on Financial Investment Accounting.
11. Methodological Instructions on Stores Accounting.
12. Methodological Instructions on Expenses Accounting.
13. Methodological Instructions on Monetary Funds and Monetary Instruments Accounting.
14. Methodological Instructions on Income Accounting.
15. Methodological Instructions on Accounting of Settlements with Buyers and Customers.
16. Methodological Instructions on Accounting of Settlements with Suppliers and Contractors.
17. Methodological Instructions on Accounting of Settlements with Other Debtors and Creditors.
18. Methodological Instructions on Accounting of Credits and Loans.
19. Methodological Instructions on Accounting of Settlements with the Personnel.
20. Methodological Instructions on Equity Capital Accounting.

21. ***Methodological Instructions on Special-Purpose Financing Accounting.***
22. ***Methodological Instructions on the Formation of Reserves.***
23. ***Methodological Instructions on Internal Settlements Accounting.***
24. ***Methodological Instructions on Accounting of Economic Operations during Re-organization.***

BALANCE SHEET

		CODES
	Form No.1 under OKUD	0710001
for the year 2002	Date (year, month, day)	
Region	**North-West**		
Organization:	**OJSC North-West Telecom** under OKPO	**01166228**
Taxpayer Identification Number	**7808020593** TIN	7808020593
Area of activities	**electric communication** under OKDP	
Organizational & Legal form/Form of Ownership:	Joint-Stock Company under OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles** under OKEI	**384**
Address:	**14/26 ul. Gorokhovaya, St. Petersburg, 191186**	
	Date of the approval	
	Date of mailing (acceptance)	

ASSETS	Line code	As of the beginning of the period under report *	As of the start of the period under report taking into account the indices of affiliated organizations**	As of the end of the period under report taking into account the indices of affiliated organizations***
1	2	3	4	5
I. NON-CIRCULATING ASSETS Intangible assets	**110**	41,934	42,158	115
including: patents, licenses, trade marks (service marks), other similar rights and assets	111	41,934	42,158	115
organization costs	112	X	X	X
goodwill	113	X	X	X
Fixed assets	**120**	6,127,121	10,572,164	10,953,003
including: land plots and objects of nature management	121	4,534	4,804	4,178
buildings, machinery and equipment	122	5,746,303	8,838,760	9,294,495
Construction-in-progress	130	542,792	793,152	1,208,435
Profitable investment in stocks of materials and capital equipment	**135**			
including: property subject to leasing	136			
hired out property	137			
Long-term financial investments	**140**	**84,588**	**202,861**	**159,481**
including: Investment in subsidiaries	141	13,633	118,617	76,204
Investment in associate companies	142	21,515	33,067	33,145
Investment in other companies	143	32,536	34,163	33,006
loans to organizations for over 12 months	144	12,851	12,851	12,720
other long-term financial	145	4,054	4,162	4,406

investments				
Other non-circulating assets	150			
Total for section I	**190**	6,796,435	11,610,334	12,321,034

For re-organized Companies:

* column 3: Indices of the base organization as of 01.01.2002.

** column 4: Indices of the base organization and affiliated organizations as of 01.01.2002, obtained by line summation

*** column 5: Indices of inter-regional companies (of the base organization and affiliated organizations) as of 31.12.2002

ASSETS	Line code	As of the beginning of the period under report *	As of the start of the period under report taking into account the indices of affiliated organizations**	As of the end of the period under report taking into account the indices of affiliated organizations***
1	2	3	4	5
II. CURRENT ASSETS Stocks	**210**	101,808	282,869	365,152
including: raw materials, materials and other similar values	211	57,405	155,863	205,362
livestock in breeding and feeding	212			
expenditures in work-in-process (turnover costs)	213	11	1,467	788
finished products and goods for resale	214	554	14,632	11,111
shipped goods	215			
deferred expenses	216	43,838	110,907	147,891
other stock and expenses	217			
Value added tax on acquired values	220	143,809	205,550	407,099
Accounts receivable (expected in over 12 months after the reporting date)	**230**		12401	13169
including: buyers and customers	231		299	
notes receivable	232		276	
debts of subsidiary and associate companies	233			
advances distributed	234			
other debtors	235		11,826	13,169
Accounts receivable (expected within 12 months after the reporting date)	**240**	967,288	1,745,318	1,479,795
including: buyers and customers	241	857,440	1,488,870	976,537
notes receivable	242		1,870	1,800
debts of subsidiary and associate companies	243		1,040	10,466
debts of participants (founders) by contributions to the authorized capital	244	X	X	X
advances distributed	245	25,950	74,149	320,861
other debtors	246	83,898	179,390	170,130
Short-term financial investments,	**250**	5,836	5,926	4,913
including: loans to organizations for less than 12 months	251	1,700	1,700	200
own shares purchased from the shareholders	252			

other short-term financial investments	253	4,136	4,226	4,713
Monetary funds	**260**	107,578	181,797	346,880
including: cash on hand	261	976	5,587	4,928
settlement accounts	262	96,261	159,239	313,311
currency accounts	263	246	869	574
other monetary funds	264	10,095	16,101	28,067
Other current assets	270		293	
Total for section II	**290**	1,326,319	2,434,155	2,617,009
BALANCE (sum of lines 190 + 290)	**300**	8,122,754	14,044,489	14,938,043

For re-organized Companies:

* column 3: Indices of the base organization as of 01.01.2002.

** column 4: Indices of the base organization and affiliated organizations as of 01.01.2002, obtained by line summation

*** column 5: Indices of inter-regional companies (of the base organization and affiliated organizations) as of 31.12.2002

LIABILITIES	Line code	As of the beginning of the period under report *	As of the start of the period under report taking into account the indices of affiliated organizations**	As of the end of the period under report taking into account the indices of affiliated organizations***
1	2	3	4	5
III. CAPITAL AND RESERVES Authorized capital	410	587,498	937,940	937,940
Added capital	420	4,966,187	7,033,504	6,941,473
Capital reserves	**430**	23,474	23,474	29,375
including: reserve funds formed in accordance with the laws	431	23,474	23,474	29,375
reserve funds formed in accordance with the by-laws	432			
Social sphere fund	440			
Retained profit of previous years	460	702,014	2,727,245	2,637,632
Uncovered loss of previous years	465			
Retained profit for the year under report	470	x	x	327,264
Uncovered loss for the year under report	475	x	x	
Total for section III	**490**	6,279,173	10,722,163	10,873,684
Debt of affiliated organizations to the base organization	**497**	x	x	11982237
Debt of the base organization to affiliated organizations	**498**	x	x	11982237
IV. LONG-TERM LIABILITIES Credits and loans	**510**	2,954	45,659	434,622
including: loans from banks to be repaid in over 12 months after the reporting date	511		25,738	17,383
borrowings to be repaid in over 12 months after the reporting date	512	2,954	19,921	417,239
Other long-term liabilities	520	910,175	1,459,169	995,797
Total for section IV	**590**	913,129	1,504,828	1,430,419

V. SHORT-TERM LIABILITIES Credits and loans	610	107,200	372,706	579,006
including: loans from banks to be repaid within 12 months after the reporting date	611	50,000	257,285	208,946
borrowings to be repaid within 12 months after the reporting date	612	57,200	115,422	370,060
Accounts payable	620	803,703	1,397,760	1,974,043
including: suppliers and contractors	621	310,113	531,384	580,830
notes payable	622		10	
debts to subsidiary and associate companies	623		37	
wage arrears	624	4,866	53,573	56,065
indebtedness to state out-of-the-budget funds	625	5,714	33,660	28,269
budgetary indebtedness	626	94,541	181,285	246,743
advances received	627	90,249	179,432	363,589
other creditors	628	298,221	418,379	698,546
Indebtedness to participants (founders) on income payment	630	17,553	22,743	50,557
Deferred income	640	1,996	24,287	30,333
Reserves for forthcoming costs	650	X	X	X
Other short-term liabilities	660	X	X	X
Total for section V	**690**	930,453	1,817,496	2,633,939
BALANCE (sum of lines 490 + 590 + 690)	**700**	8,122,755	14,044,487	14,938,042
		-0.999999999	2	1

For re-organized Companies:

* column 3: Indices of the base organization as of 01.01.2002.

** column 4: Indices of the base organization and affiliated organizations as of 01.01.2002, obtained by line summation

*** column 5: Indices of inter-regional companies (of the base organization and affiliated organizations) as of 31.12.2002

Result of affiliated organizations (regional branches) operation for the year 2002 is recorded in line 470 " Retained profit of the year under report" or line 475 "Uncovered loss of the year under report"

STATEMENT OF VALUABLES ACCOUNTED ON OFF-BALANCE ACCOUNTS

Index	Line code	As of the beginning of the period under report *	As of the start of the period under report taking into account the indices of affiliated organizations**	As of the end of the period under report taking into account the indices of affiliated organizations***
1	2	3	4	5
Leased fixed assets	910	299,243	496,809	628,585
including those under leasing	911	127,682	196,393	168,094
Inventories accepted for custody	920	11,971	29,528	48,605
Goods accepted for commission	930		101	539
Insolvent debtors' indebtedness written-off to loss	940	64,588	104,638	347,181
Received liability and payment collaterals	950			

Received liability and payment collaterals	960		510,030	492,112
Wear of residential fund	970	2,007	7,871	6,865
Wear of external improvements and other similar facilities	980			2,657
Strict accounting forms	990	6	7,614	7,514

For re-organized Companies:

* column 3: Indices of the base organization as of 01.01.2002.

** column 4: Indices of the base organization and affiliated organizations as of 01.01.2002, obtained by line summation

*** column 5: Indices of inter-regional companies (of the base organization and affiliated organizations) as of 31.12.2002

PROFIT AND LOSS REPORT

		CODES
	Form No.02 under OKUD	0710002
for the year 2002	Date (year, month, day)	
Region	**North-West**	
Organization:	**OJSC North-West Telecom** under OKPO	**01166228**
Taxpayer Identification Number	**7808020593** TIN	7808020593
Area of activities	**electric communication** under OKDP	
Organizational & Legal form/Form of Ownership:	Joint-Stock Company under OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles** under OKEI	**384**
	Date of the approval	
	Date of mailing (acceptance)	

Index	Line code	For the period under report*	For the period under report taking into account the indices of affiliated organizations**	For the same period of the previous year taking into account the indices of affiliated organizations***
1	2	3	4	5
Proceeds (net) from sales of goods, products, jobs and services (less the VAT)	010	5,867,109	10,091,841	8,058,731
including: those from sale of communication services	011	5,680,094	9,778,167	7,838,095
Prime cost of sold goods, products, works and services	020	(4177010)	(7443369)	(6031548)
including: that from communication services sold	021	4,143,350	7,300,095	5,839,162
Gross profit	**029**	1,690,100	2,648,472	2,027,183
Commercial expenses	030			
Management expenses	040			
Profit (loss) from sales (lines 010 -020 -030,040)	**050**	1,690,100	2,648,472	2,027,183
II. Operating income and expenses Interest receivable	060	10,799	11,207	6,750
Interest payable	070	(140444)	(214256)	(93716)
Income from participation in other organizations	080	102	489	3,328
Other operating income	090	484,824	544,470	105,429
Other operating expenses	100	(1278635)	(1625542)	(402635)
III. Income and expenses from sources other than sales Income from sources other than sales	120	81,101	129,317	206,084
Expenses for purposes other than sales	130	(510041)	(838579)	(640869)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)	**140**	337,806	655,580	1,211,554
Tax on profit, and other similar obligatory fees *****	150	(204294)	(328306)	(506077)

Profit (loss) from normal activities	160	133,513	327,274	705,476	
IV. Extraordinary income and expenses **Extraordinary income**	170				
Extraordinary expenses	180		8	1,196	
Net profit (retained profit (loss) of the period under report) (lines 160 + 170 - 180)	**190**	**133,513**	**327,266**	**704,280**	
For re-organized Companies:					

* column 3: Indices of the base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the re-organization date till 31.12.2002, obtained by line summation

** column 4: Indices of the base organization and affiliated organizations for the period from 01.01.2002 till 31.12.2002, obtained by line summation of the indices from column 3 and respective indices of affiliated organizations for the period from 01.01.2002 till the re-organization date

*** column 5: Indices of the base organization and affiliated organizations for the period from 01.01.2001 till 31.12.2001, obtained by line summation

**** Net profit corresponding to the index of line 470, column 5 of form No. 1 "Balance Sheet "

***** Line 150 "Profit tax and other similar obligatory payments" is not to be filled by affiliated organizations (regional branches)

Index	Line code	For the period under report	For the same period of the previous year
1	2	3	4
For reference: **Dividend per share** **On preferred of A type**	**201**		0.00024800
on common shares	**202**		0.00007700
		3	
Amounts of dividend per share expected in the next year under report: * on type A preferred shares	**203**	0.00014000	
on common shares	**204**	0.00004400	
		3	4
Dividend per share on preferred of B type	**205**		
		3	
Amounts of dividend per share expected in the next year under report On preferred	**206**		

* Filled with indices of inter-regional companies

Explanation of profit and loss items

Index	Line code	For the period under report				For the same period of the previous year	
		Profit		Loss		Profit ***	Loss ***
		*	**	*	**		
1	2	3	4	5	6	7	8
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received	210	7368	9702	(54545)	(54769)	4289	(10768)
Profit (loss) of previous years	220	19698	21821	(19285)	(39057)	48976	(23486)

Indemnification for losses inflicted by failure to fulfil or to fulfil duly the obligations	230	688	2352	(4324)	(4648)	1817	(773)
Exchange rates of foreign currency transactions	240	14480	34345	(98133)	(210560)	76962	(149635)
Reduction of inventory cost as of the end of the period under report	250	X	X	X	X	X	X
Writing off accounts receivable and payable with expired limitation period	260	3594	5134	(108615)	(111610)	10049	(65486)

For re-organized Companies:

* columns 3, 5: Indices of the base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the re-organization date till 31.12.2002, obtained by line summation

** columns 4, 6: Indices of the base organization and affiliated organizations for the period from 01.01.2001 till 31.12.2001, obtained by line summation

*** columns 7, 8: Indices of the base organization and affiliated organizations for the period from 01.01.2001 till 31.12.2001, obtained by line summation

CAPITAL CHANGES REPORT

	CODES
Form No.03 under OKUD	0710003
for the year 2002 — Date (year, month, da[y]	
Region North-West	
Organization: OJSC North-West Telecom — under OKPO	0116622[8]
Taxpayer Identification Number 7808020593 — TIN	78080205[9]3
Area of activities: electric communication — under OKDP	
Organizational & Legal form/Form of Ownership: Joint-Stock Company — under OKOPF/OKFS	47/34
Unit of measurement: thousand roubles — under OKEI	384

	Line code	Balance as of the start of the year under report of the base organization	Received		Spent		Balance as of the end of the period under report taking into account the indices of affiliated-organizations**
			in the year under report	from the re-organiza-tion	in the year under report	from the re-organiza-tion	
1	2	3	4	5	6	7	8
I. Capital							
Authorized capital	010	587,498		350,442			937,94
Added capital	020	4,966,187	0	2,020,714	45,428	X	6,941,47
Property cost growth upon re-evaluation	021	3,470,988	0	2,020,714	5,369	X	5,486,33
Reserve fund	030	23,474	5,901	X		X	29,37
Reserves formed in compliance with the incorporation documents	040			X		X	
Retained profit of previous years total	050	702,014	5,126	2,004,310	73,818		2,637,63
including: sources of production investment funding	051		X		X	X	
Uncovered loss of previous years	052			X		X	
retained profit (uncovered loss) of the period under report – total	055	X	133,512	193,754	X	X	327,26
Social sphere fund	060			X		X	
Total for section I	**079**	6,279,173	144,539	4,569,220	119,246	0	10,873,68

Index	Line code	Balance as of the start of the year under report of the base organization	Received		Spent	Balance as of the end of the period under report taking into account the indices of affiliated organizations**
			in the year under report	from the re-organiza-tion	in the year under report	

1	2	3	4	5	6	7
II. Reserves of forthcoming expenses total	**080**		X			X
including: those for vacations	081		X			X
those for repair of fixed assets	082		X			X
those for insurance	083		X			X
those for remuneration on the basis of the results of the year	084		X			X
other (explain)	085		X			X
Total for section II	**089**		X			X
III. Estimate reserves total	**090**		577,205	201,076	114,878	663,403
including: those for doubtful debts	091		577,205	201,076	114,878	663,403
those for securities	092					
Total for section III	**099**		577,205	201,076	114,878	663,403

For re-organized Companies:

* Indices of the base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations from the re-organization date till 31.12.2002 (without re-organization turnovers)

Indices of the base organization and affiliated organizations as of 31.12.2002

IV. Change of Capital

Index	Line code	For the period under report	For the same period of the previous year
1	2	3	4
Amount of capital as of the start of the period under report*	100	6,279,173	10113362
Capital increase - total**	110	4,702,732	706529
including: that through: extra stock issue	111	x	x
assets re-evaluation	112	x	x
property accretion	113	x	x
corporation re-organization (merger, affiliation)	114	4,569,220	x
income included directly in capital increase according to the accounting rules	115	x	x
other receipts	116	133,512	706529
Capital reduction – total***	120	108,219	97828
including: that through: reducing the shares face value	121	x	x
reducing the number of shares (own shares redeemed from the shareholders)	122		x
corporation re-organization (separation, split-off)	123	x	x
expenses included directly in capital decrease according to the accounting rules	124	x	x
other kinds of withdrawal	125	108,219	97828
Amount of capital as of the end of the period under	130	10,873,686	10,722,063

report****			

For re-organized Companies:	Section IV
column 3:	Indices of the base organization as of 01.01.2002.
	** Indices of the base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations as of the re-organization date and for the period from the re-organization date till 31.12.2002
	***Indices of the base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations from the re-organization date till 31.12.2002
	**** Indices of inter-regional companies
column 4:	Indices of the base organization and affiliated organizations for the period from 01.01.2001 till 31.12.2001, obtained by line summation

Index	Line code	Balance as of the start of the year under report of the base organization	Received		Spent	Balance as of the end of the period under report taking into account the indices of affiliated organizations**
			in the year under report	from the re-organization	in the year under report	
1	2	3	4	5	6	7
Target funding and receipts total	**140**	0	296	0	292	4
including: from the budget	141		287		283	4
off-budget funds	142		9		9	
corporations	143					
individuals	144					
other (explain)	145					

For re-organized Companies:	
*	Indices of the base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations from the re-organization date till 31.12.2002
**	Indices of the base organization and affiliated organizations as of 31.12.2002

Statements

Index	Line code	Balance as of the beginning of the period under report *	Balance as of the end of the period under report *
1	2	3	4
Net assets	150	10,746,450	10,904,013

For re-organized Companies:	
* column 3:	Indices of the base organization and affiliated organizations as of 01.01.2002, obtained by line summation
** column 4:	Indices of inter-regional companies (of the base organization and affiliated organizations) as of 31.12.2002

		From the budget		From off-budget funds	
		For the period under report*	For the same period of the previous	For the period under report*	For the same period of the

			year**		previous year**
1	2	3	4	5	6
Received for: normal operation expenses – total*	**160**	304,674	145,656	9	120
Capital investment in non-circulating assets	**170**	150		45	
including: construction of objects	171				
equipment acquisition	172	150		45	
other (explain)	173				
For extraordinary purposes	**180**				
For re-organized Companies:					

	*	Indices of the base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations from the re-organization date till 31.12.2002
	**	Indices of the base organization and affiliated organizations for the period from 01.01.2001 till 31.12.2001, obtained by line summation

CASH FLOW REPORT

		CODES
	Form No.04 under OKUD	0710004
for the year 2002	Date (year, month, day)	
Region	**North-West**		
Organization:	**OJSC North-West Telecom**	under OKPO	**01166228**
Taxpayer Identification Number	**7808020593**	TIN	7808020593
Area of activities	**electric communication**	under OKDP	
Organizational & Legal form/Form of Ownership:	Joint-Stock Company	under OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles**	under OKEI	**384**

Index	Line code	Amount	Including		
			current operation	investment operation	financial operation
1	2	3	4	5	6
1. Cash balance as of the start of the year (base organization)	010	107,578	X	X	X
2. Total received cash	**020**	8,659,665	8,253,978	20,229	385,458
including: returns from sales of goods, products, works and services	030	6,851,818	6,851,818	X	X
returns from sales of fixed assets and other property	040	13,332	3,320	10,012	
advance payments received from buyers (customers)*	050	91,794	91,794	X	X
budget allocations and other target funding	060	14,576	14,576		
free of charge	070	1,350		1,350	
received credits	080	114,324	28,220	4,000	82,104
received loans	085	232,583			232,583
dividends and interest on finance investment	090	10,154	X	125	10,029
other receipts	110	1,329,736	1,264,251	4,743	60,742
including: balances of monetary funds accounts of organizations being affiliated as of the re-organization date	**111**	50,820	X	X	X
3. Total allotted cash	**120**	(8420366)	5,851,064	870,457	433,940
including: that for payment for acquired goods, works and services	130	2,556,903	2,535,641	20,999	263
for wages***	140	935,629	X	X	X
deductions to state off-budget funds	150	329,275	X	X	X
for issue of imprests	160	22,958	22,854	104	

for issue of advance payments**	170	503,992	316,893	168,527	18,572
for payment of share participation in construction	180		X		X
for payment for machines, equipment and transport facilities	190	1,188,316	530,943	657,374	X
for finance investment	200	123,073	X	73	123,000
for payment of dividends and interest on securities	210	50,220	X	1,826	48,394
for settlements with the budget	220	1,404,772	1,403,608	X	1,164
for payment of interest and the principal amount on received credits and loans	230	329,599	89,518		240,081
other payments, transfers, etc.	250	975,627	951,608	21,554	2,465
4. Balance of cash as of the end of the period under report (inter-regional companies)	**260**	346,878	X	X	X
For reference: from line 020: received in down payment - total	270	1,020,660			
including that for settlements: with corporations	280	167,668			
with individuals	**290**	852,992			
including that with the use of: cash registers	291	824,043			
strict accounting forms	292	27,090			
others	293	1,859			
Available cash received from the bank to the cash office of the organization	295	139,637			
handed over to the bank from the cash office of the organization	296	709,583			

* balance in third-order control accounts 02 "Advances" of account 62 is recorded

** balance in control accounts "Advances issued in roubles" and "Advances issued in hard currency" of account 60 is recorded

*** the amount of payments to employees, including remitted alimonies and other deductions according to writs of execution, and deposited amounts, are recorded

APPENDIX TO THE ACCOUNTING BALANCE SHEET

					CODES
				Form No.05 under OKUD	0710005
	for the year 2002			Date (year, month, day)	
Region	**North-West**				
Organization:	**OJSC North-West Telecom**			under OKPO	**01166228**
Taxpayer Identification Number		**7808020593**		TIN	7808020593
Area of activities	**electric communication**			under OKDP	
Organizational & Legal form/Form of Ownership:			**Joint-Stock Company**	under OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles**			under OKEI	**384**

1. BORROWED FUNDS FLOW

Index	Line code	Balance as of the beginning of the period under report taking into account the indices of affiliated organizations*	Received liabilities **	Repaid liabilities**	Balance as of the end of the period under report taking into account the indices of affiliated organizations*
1	2	3	4	5	6
Long-term credits,	110	25,738	8,062	(16417)	17,383
including: outstanding credits	111	X	X	X	X
Long-term loans,	120	19,921	770,709	(373391)	417,239
including: outstanding credits	121	X	X	X	X
Short-term credits,	130	257,285	1,138,155	(1186494)	208,946
including: outstanding credits	131				
Short-term loans	140	115,422	418,468	(163830)	370,059
including: outstanding credits	141		245,751		245,751

2. DEBTS RECEIVABLE AND ACCOUNTS PAYABLE

Index	Line code	Balance as of the beginning of the period under report taking into account the indices of affiliated organizations*	New liabilities**	Repaid liabilities**	Balance as of the end of the period under report taking into account the indices of affiliated organizations*
1	2	3	4	5	6

Debts receivable: short-term accounts	210	1,745,319	20,617,460	(20219582)	2,143,197
including overdue ones	211	346,425	3,172,055	(3145384)	373,096
including those in excess of 3 months before the date under report	212	286,606	2,515,842	(2515974)	286,474
long-term accounts	220	12,401	5,836	(5068)	13,168
including overdue ones	221	X	X	X	X
including those in excess of 3 months before the date under report	222	X	X	X	X
from line 220: debts, payment under which is expected in more than 12 months after the date under report	223	10,595	2,919	(1832)	11,681

For re-organized Companies:

*	Indices of the base organization and affiliated organizations obtained by line summation
**	Indices of the base organization and affiliated organizations, obtained by line summation (without re-organization turnovers)

Index	Line code	Balance as of the beginning of the period under report taking into account the indices of affiliated organiza-tions*	New liabilities**	Repaid liabilities**	Balance as of the end of the period under report taking into account the indices of affiliated organiza-tions*
1	2	3	4	5	6
Accounts payable: short-term accounts	230	1,397,760	22,020,678	(21444396)	1,974,042
including overdue ones	231	24,487	280,092	(281066)	23,513
including those in excess of 3 months before the date under report	232	14,734	82,459	(87125)	10,068
long-term accounts	240	1,459,169	488,120	(951492)	995,797
including overdue ones	241	X	X	X	X
including those in excess of 3 months before the date under report	242	X	X	X	X

from line 240: debts, payment under which is expected in more than 12 months after the date under report	243	1,105,290	173,050	(527872)	750,468
Collaterals: received,	250				0
including those from third parties	251				0
issued,	260	510,030	636,058	(653976)	492,112
including those to third parties	261	1,362	30,104		31,466

INFORMATION TO SECTION 2

Index	Line code	Balance as of the beginning of the period under report taking into account the indices of affiliated organiza-tions*	New liabilities**	Repaid liabilities**	Balance as of the end of the period under report taking into account the indices of affiliated organiza-tions*
1	2	3	4	5	6
1) Flow of bills Issued bills	262	10		(10)	
including overdue ones	263				
Received bills	264	2,146	1,218	(1564)	1,800
including overdue ones	265				
2) Debts receivable for supplied products (work or services) at the actual prime-cost	266				

3) List of debtor organizations with the maximum debts

Organization	Line code	As of the end of the period under report taking into account the indices of affiliated organizations*: TOTAL	including those lasting over 3 months
1	2	3	4
Budgetary organizations	270	146,017	83,327
Individuals	271	1,120,154	543,567
including preferential categories	272	647,324	501,347
Commercial organizations	273	373,250	45,418

For re-organized Companies:

* Indices of the base organization and affiliated organizations

	obtained by line summation
**	Indices of the base organization and affiliated organizations, obtained by line summation (without re-organization turnovers)

4) List of creditor organizations with the maximum debts

Organization	Line code	As of the end of the period under report taking into account the indices of affiliated organizations*	
		TOTAL	including those lasting over 3 months
1	2	3	4
Rostelecom OJSC	280	115,599	
Equipment suppliers (Sumitomo, Siemens, Iskratel, Alcatel and others)	281	274,463	
Leasing settlements	282	237,941	

3. DEPRECIABLE PROPERTY

Index	Line code	Balance as of the beginning of the period under report taking into account the indices of affiliated organiza-tions*	Received (introduced)**	Withdrawn**	Balance as of the end of the period under report taking into account the indices of affiliated organiza-tions*
1	2	3	4	5	6
I. INTANGIBLE ASSETS Rights to objects of intellectual (industrial) property	310	54,556		(54225)	330
including title arising : from authorship agreements and other agreements covering works of science, literature, art and objects of neighbouring rights, for computer programmes, data bases, etc.	311	54,544		(54219)	325
from patents for inventions, industrial designs, selection achievements, from certificates for useful models, trademarks and service marks or from license agreements for their use	312	12		(7)	5

from know-how rights......	313				
Rights to the use of separate natural objects	320				
Organization expenses	330	X	X	X	X
Goodwill of the organization	340	X	X	X	X
Other	349	X	X	X	X
Total (sum of lines 310+320+330+340 +349)	**350**	54,556		(54225)	330
For re-organized Companies:					
*	Indices of the base organization and affiliated organizations obtained by line summation				
**	Indices of the base organization and affiliated organizations, obtained by line summation (without re-organization turnovers)				

Index	Line code	Balance as of the beginning of the period under report taking into account the indices of affiliated organiza-tions*	Received (introduced)**	Withdrawn**	Balance as of the end of the period under report taking into account the indices of affiliated organiza-tions*
1	2	3	4	5	6
II. FIXED ASSETS Land plots and nature management sites	360	4,804	632	(1258)	4,178
Buildings	361	4,165,142	507,065	(559543)	4,112,664
Facilities	362	5,731,788	226,269	(289644)	5,668,413
Machines and equipment	363	8,321,987	1,144,104	(270352)	9,195,739
Transport facilities	364	155,919	28,556	(10116)	174,360
Production and economic implements	365	247,802	64,959	(12028)	300,733
Work stock	366	18		(3)	15
Productive livestock	367				0
Perennial plantations	368				0
Other types of fixed assets	369	59,189	27,733	(12590)	74,332
Total (sum of lines 360 -369)	**370**	18,686,649	1,999,319	(1155533)	19,530,435
including: production assets	371	18,520,335	1,965,696	(1132730)	19,353,300
non-production assets	372	166,314	33,623	(22803)	177,134
Low-value and high-wear objects - total	373	X	X	X	X
including: in stock	374	X	X	X	X
in operation	375	X	X	X	X

III. PROFITABLE INVESTMENT IN STOCKS OF MATERIALS AND CAPITAL EQUIPMENT Property for leasing out	381				
Property provided under a hire contract	382				
Other	383				
Total (sum of lines 381 -383)	**385**				
Property in asset management	386				
For re-organized Companies:					
*	Indices of the base organization and affiliated organizations obtained by line summation				
**	Indices of the base organization and affiliated organizations, obtained by line summation (without re-organization turnovers)				

INFORMATION TO SECTION 3

Index	Line code	Balance as of the beginning of the period under report taking into account the indices of affiliated organiza-tions*	Balance as of the end of the period under report taking into account the indices of affiliated organiza-tions*
1	2	3	4
From line 371, columns 3 and 6: leased out – total	**387**	186,767	47,010
including: buildings	388	58,980	41,379
facilities	389	89,805	2,650
transport facilities	390	1,849	1,996
other (explain)	391	36,133	986
laid up	392	1,790	2,187
Wear of depreciable property: intangible assets	393	12,398	215
fixed assets - total	**394**	8,114,485	8,577,431
including: buildings and facilities	395	4,272,455	4,223,462
machines, equipment, transport facilities	396	3,631,041	4,104,383
other assets	397	210,989	249,587
profitable investment in stocks of materials	398		

and capital equipment			
Low-value and high-wear objects	399	X	X
Property in asset management	400		0
For reference: Indexing result upon revaluation of fixed assets: initial (replacement) value	401		X
depreciation	402		X
Pledged property	403	512,250	589,592
Value of depreciable property, for which no depreciation is charged – total	404	1,662,999	558,716
including: intangible assets	405	245	
fixed assets	406	1,662,755	558,716
Change in the value of fixed assets as a result of completion, extra equipment and renovation	407	X	101,951
Difference between the cost of acquired goods and their selling price	408	X	X
Cost of pledged stores	409		

For re-organized Companies:

*	Indices of the base organization and affiliated organizations obtained by line summation
**	*Indices of the base organization and affiliated organizations, obtained by line summation (without re-organization turnovers)*

4. 4. FLOW OF FINANCING FUNDS FOR LONG-TERM INVESTMENT AND FINANCIAL PLACEMENTS

Index	Line code	Balance as of the beginning of the period under report taking into account the indices of affiliated organiza-tions*	Charged (formed)**	Used**	Balance as of the end of the period under report taking into account the indices of affiliated organiza-tions*
1	2	3	4	5	6
Own funds of the organization - total	**410**	61	1,499,976	(1500037)	
including: capital investment	411		441,173	(441173)	

funding source					
depreciation of fixed assets	412		794,295	(794295)	
other (explain)	413	61	264,508	(264569)	
Borrowed funds total	**420**		257,457	(257457)	
including: bank credits	421		98,189	(98189)	
loans from other organizations	422		159,073	(159073)	
share participation in construction	423				
from the budget	424		195	(195)	
from off-budget funds	425				
other (explain)	426				
Total own and borrowed funds (sum of lines 410 and 420)	**430**	61	1,757,434	(1757494)	
For reference: Construction-in-progress	440	756,244	2,117,527	(1677873)	1,195,898
Investment in subsidiaries	450	118,617	76,204	(118617)	76,204
Investment in affiliates	460	33,067	33,621	(33543)	33,145
For re-organized Companies:					
*	Indices of the base organization and affiliated organizations obtained by line summation				
**	Indices of the base organization and affiliated organizations, obtained by line summation (without re-organization turnovers)				

5. FINANCIAL INVESTMENT

Name	Line code	Long-term		Short-term	
		Balance as of the beginning of the period under report taking into account the indices of affiliated organizations*	Balance as of the end of the period under report taking into account the indices of affiliated organizations*	Balance as of the beginning of the period under report taking into account the indices of affiliated organizations*	Balance as of the end of the period under report taking into account the indices of affiliated organizations*
1	2	3	4	5	6
Shares of other organizations	510	185,847	142,355		
Bonds and other debentures	520	107	107	3,876	64
Provided loans	530	12,851	12,720	1,700	200
other (explain)	540	4,055	4,299	350	4,649
For reference Bonds and other securities at the market value	550	88			

6. NORMAL OPERATION EXPENSES

Index	Line code	For the period under report taking into account the indices of affiliated organizations*	For the previous period taking into account the indices of affiliated organizations*
1	2	3	4
Material expenses,	**610**	537,460	529,027
including: raw materials	611	266,377	212,907
fuel and energy	612	236,493	212,307
spare parts	613	34,591	103,814
Expenses for wages	620	2,049,847	1,658,975
Deductions for social needs	630	711,970	586,599
Depreciation	640	784,736	688,769
Other expenses	650	3,350,596	2,506,757
including: taxes included in expenses	651	115,219	85,643
rental	652	1,235,701	1,009,609
personnel training and further training	653	28,670	24,631
Total for elements of expenses	**660**	7,434,609	5,970,128
Balance change (accretion [+], reduction [-]): of construction-in-progress	670	-679	685
of deferred expenses	680	36,984	30,367
of forthcoming expenses reserves	690		
For re-organized Companies:			

* Indices of the base organization and affiliated organizations obtained by line summation

** Indices of the base organization and affiliated organizations, obtained by line summation (without re-organization turnovers)

7. SOCIAL INDICES

Index	Line code	Due according to calculation*	Spent*	Transfers to funds*
1	2	3	4	5
Deductions to the state off-budget funds: to the Social Insurance Fund	710	72,516	(60276)	15,295
to the Pension Fund	720	549,961	X	548,802
to the Employment Fund	730		X	
for Medical Insurance	740	69,803	X	70,559
Deduction to non-government pension funds	750	42,667	X	36,867
Insurance premiums under voluntary pension insurance policies	755	2,590		
Average personnel number	760	30,445		

Monetary payments and incentives, not connected with manufacturing products, doing jobs or rendering services	770	65,222
Income on shares and investment in the property of the organization	780	8,450

For re-organized Companies:

*	Indices of the base organization and affiliated organizations obtained by line summation
**	Indices of the base organization and affiliated organizations, obtained by line summation (without re-organization turnovers)

Explanatory Note to Accounts and Reports for the Year 2002

8. EXPLANATIONS ON ESSENTIAL ITEMS OF THE BALANCE SHEET

8.1. Fixed assets

Flow of fixed assets during the year under report by main groups (receipt, withdrawal, etc.) is shown in the table:

Table No. 4

Groups of fixed assets Initial value as of 31.12.2001 Re-valuation of fixed assets as of 01.01.2002 Replacement value as of 01.01.2002

Receipts during the year Withdrawal during the year, total Replacement value as of 31.12.2002

Total

(taking into account the indices of affiliated organizations) including affiliated organizations
Total

(taking into account the indices of affiliated organizations) including affiliated organizations
Total

(taking into account the indices of affiliated organizations) including affiliated organizations
Total (taking into account the indices of affiliated organizations)(including: affiliated organizations prior to the date of re-organization Total (taking into account the indices of affiliated organizations)(* including: affiliated organizations prior to the date of re-organization*

1 2 3 4 5 6 7 8 9 10 11 12

Buildings 4,169,946 1,202,255 - - 4,169,946 1,202,255
507,69169,268 (560,794) (19,696) 4,116,842

Facilities 5,731,788 3,446,678 - - 5,731,788 3,446,678
226,26986,439 (289,644) (279,314) 5,668,413

Machines and equipment 8,321,987 3,876,289 - - 8,321,987
3,876,289 1,144,104 285,362(270,352) (113,081) 9,195,739

Transport facilities 155,919126,609- - 155,919126,60928,556 16,010 (10,116)
(6,975) 174,360

Other 307,009178,119- - 307,009178,11992,699 36,392 (24,627)
(23,739) 375,081

TOTAL 18,686,649 8,829,950 - - 18,686,649 8,829,950
1,999,319 493,471(1,155,533) (442,805) 19,530,435

(Turnovers related to the transfer of balances on accounts of affiliated organizations of the base organization in connection with re-organization are excluded*

Information on the amount of accumulated depreciation on fixed assets:

Table No. 5

Groups of fixed assets Accumulated depreciation as of 31.12.2001 Re-valuation of depreciation as of 01.01.2002 upon revaluation of fixed assets Accumulated depreciation taking into account revaluation as of 31.12.2001

Depreciation charged in 2002 Depreciation on withdrawn fixed assets written off during the year, total Accumulated depreciation as of 31.12.2002

Total

(taking into account the indices of affiliated organizations) including affiliated organizations Total

(taking into account the indices of affiliated organizations) including affiliated organizations Total

(taking into account the indices of affiliated organizations) including affiliated organizations Total (taking into account the indices of affiliated organizations)(including: affiliated organizations prior to the date of re-organization Total (taking into account the indices of affiliated organizations)(* including: affiliated organizations prior to the date of re-organization*

1 2 3 4 5 6 7 8 9 10 11 12

Buildings 967,761292,599- - 967,761292,599103,59513,695 122,2257,370 949,131

Facilities 3,304,694 2,185,802 - - 3,304,694 2,185,802 215,251129,310245,614238,7663,274,331

Machines and equipment 3,543,914 1,715,574 - - 3,543,914 1,715,574 637,343228,629167,80383,291 4,013,454

Transport facilities 87,127 71,980 - - 87,127 71,980 17,997 12,047 14,195 8,463 90,929

Other 210,992118,955- - 210,992118,95553,425 23,702 14,830 7,872 249,586

TOTAL 8,114,488 4,384,910 - - 8,114,488 4,384,910 1,027,611 407,383564,667345,7628,577,431

(Turnovers related to the transfer of balances on accounts of affiliated organizations of the base organization in connection with re-organization are excluded*

Fixed Assets Received under Contracts of Leasing

In 2002 and 2001 the Company made 2 contracts of financial lease (leasing) with OJSC Leasing-Telecom, 11 contracts with OJSC RTK-Leasing, 2 contracts with LLC TekhnoSvyaz-Leasing, 3 contracts with LLC Promsvyazleasing, 6 contracts with OJSC NUKB Novobank, 4 contracts with OJSC Novgorod Leasing Company and 1 contract with CJSC BaltLeasing. The contracts of leasing provide for lease of transport facilities, computer facilities, switchboards and other telecommunication equipment, the bulk of which was received during 2001 and 2002. The lease periods are 13 to 60 months.

A part of the equipment acquired under the contracts of leasing is taken into account by the lessor.

The contractual value of the equipment acquired on the basis of leasing as of 31st December 2002 was 168,094 thousand roubles The property transferred under contracts of finance lease is taken into account on the lessors balance sheet.

A part of the equipment acquired under the contracts of leasing is taken into account by the lessee. Under the terms of the contracts of finance lease, the received property is taken into account on the Company's balance sheet. Depreciation in respect of fixed assets received under contracts of finance leasing shall be charged by the method of uniform (linear) calculation based on the useful life of 10 years from the moment of the fixed assets commissioning, using the accelerated depreciation factor set forth in the terms of the contract, being 3 in 2002.

As of 31st December 2002 and 2001, the value of the received equipment taken into account by the lessee under contracts of leasing was (taking into account the affiliated organizations):

Table No. 6

2002 2001

(thousand roubles) (thousand roubles)

Initial value 224,821-

Depreciation charged - -

Balance value of fixed assets under leasing 224,821-

Liabilities under leasing (VAT included):

Table No. 7

Period of repayment of liabilities	thousand roubles
2003	179,612
years 2004-2006	260,195
2007 and later	30,433
Total: Liabilities under leasing	470,240

As of 31st December 2002 the advance in the amount of 11,645 thousand roubles paid to lessors under contracts of finance lease is shown in the enclosed balance sheet in line 245 "Issued Advances".

8.2. Construction-in-progress

Line 130 Construction-in-progress of Form No.1 Accounting Balance Sheet

Table No. 8

Structure of construction-in-progress	Investments in production fixed assets objects as of 31.12.02, thousand roubles	Investments in non-production fixed assets objects as of 31.12.02, thousand roubles	TOTAL:
Account 08 Investments in non-circulating assets			
TOTAL	1,109,419	8,599	1,118,018
including:			
Construction, updating and renovation of fixed assets by the contract method	322,141	5,897	328,038
Construction, updating and renovation of fixed assets by own forces	31,136	1,640	32,776
Capital investment in leased fixed asset facilities	4,534	-	4,534
Acquisition of separate objects of fixed assets	652,891	281	653,172
Acquisition of fixed assets under leasing contracts	2	-	2
Acquisition of separate objects of fixed assets under investment projects	1,164	12	1,176
Other	97,551	769	98,320
Account 07 Equipment for installation	X	X	90,417

8.3. Financial investments

Long-term and short-term financial investments of OJSC North-West Telecom in 2002:

Table No. 9

Types of financial investments Balance as of 01.01.2002 Received Withdrawn Balance as of 31.12.2002

Total

(taking into account the affiliated organizations) including: affiliated organizations

Total

(taking into account the affiliated organizations) including: affiliated organization prior to the date of re-organization Total

(taking into account the affiliated organizations) including: affiliated organization prior to the date of re-organization

1 2 3 4 5 6 7 8

Long-term financial investments, including: 202,860118,2729,471 617 (52,851) (42,909) 159,481

- Shares and parts in authorized capitals 185,759118,076617 617 (44,021) (42,821) 142,355

-Bonds 108 108 108

- Investments under an agreement of special partnership - - - - - - -

- Bills - - - - - - -

- Provided loans 12,851 - 611 - (742) - 12,720

- Other 4,142 88 8,243 (8,088) (88) 4,298

Reserve against depreciation - - - - - - -

Total, line 140 of form No.1 202,860118,2729,471 617 (52,851) (42,909) 159,481

Short-term financial investments, including: 5,926 90 125,6199,918 (126,542) (9,418) 4,913

-Bonds 307 - - - (244) - 63

- Bills 3,569 90 10,619 9,918 (9,448) (9,418) 4,650

- Provided loans 1,700 - - - (1,500) - 200

- Investments under an agreement of special partnership - - - - - - -

-Deposit accounts 350 - 115,000- (115,350) - -

Other short-term financial investment - - - - - - -

Own shares purchased from the shareholders - - 354 354 (354) (354) -

Reserve against depreciation - - - - - - -

Total, line 250 of form No.1 5,926 90 125,97310,272 (126,896) (9,772) 4,913

TOTAL: 208,786118,362135,44410,889 (179,747) (52,681) 164,394

(* Turnovers related to the transfer of balances on accounts in connection with re-organization are excluded

8.4. Shares and parts in authorized capitals

Information on the basic investments of the Company in authorized capitals of subsidiaries, affiliates and other companies.

Table No. 10

Name of the Company Area of activities Amount of investments as of 31/12/2002 Share in the Issuer's authorized capital

1 2 3 4

Subsidiaries

AMT LLC Consulting services 11600 100.00%

Tsentrum LLC Restaurant business 49.62 100.00%

Pagetelecom LLC Paging communication service - Pagetelecom Ltd. 185.00 100.00%

Polycomp LLC publishing 4.49 90.00%

AGTS LLC Communication 62,052.49 77.00%

Vologda Cellular Communication OJSC cellular communication services 33.00 60.00%

St. Petersburg Telecommunication Centre CJSC Communication specialists training

2,150.50 54.38%

Novgorod Datacom CJSC Internet services 52.00 52.00%

Bona LLC Trading, purchasing, agency, marketing, repairs, construction, production of consumer goods, provision of personal services, procurement, processing and sales of wood and agricultural products 2.23 51.00%

Kolatelecom CJSC Provision of the services of long-distance and international communication via dedicated network 75.00 50.00%

Total subsidiaries X 76,204.32
X

Affiliates

CJSC NEVA KABEL Production and sales of high-quality telephone cables 95.00 49.00%

Delta Telecom CJSC Cellular communication services of the NMT-450i standard 52.49 43.00%

Commercial Television and Radio CJSC Television and radio broadcasting services 0.20 40.00%

SAO Medexpress Various kinds of voluntary insurance 21,361.47 35.00%

Kaliningrad Mobile Networks CJSC cellular communication, NMT-450 MHz 261.30 33.50%

WestBaltTelecom CJSC Local telephone communication 11,343.35 28.00%

Octagon Technologies CJSC Communication services 2.22 26.00%

Tele-Nord OJSC Electric and radio communication (Cellular radio telephone communication services of the NMT-450 standard) 25.00 25.00%

Dancell CJSC Production of communication facilities 3.50 24.00%

Total affiliates X 33,144.53
X

Financial investments in other companies

Northern Clearing Chamber CJSC Payment & settlement systems using the closed financial electronic system 519.50 19.97%

St. Petersburg Bank of Reconstruction and Development OJSC banking services 2,959.95 18.30%

Telecominvest Open Joint-Stock Company consulting services 24,499.90 15.00%

North-West Telecombank CJSC banking services 2,070.85 14.20%

FORE CJSC Foodstuff production 1.09 13.30%

CJSC Rostelegraph Communication services 48.00 11.84%

CJSC VISA Consular, passport and visa support services 0.05 10.00%

KIT CJSC Publishing (reference books) 8.05 6.79%

TD-Telecom CJSC Provision of telephone communication services, agency in GSM services 58.70 6.70%

Capital OJSC Investment activities 60.01 4.30%

RusLeasingSvyaz CJSC Acquisition of expensive communication equipment and leasing it out to lessee companies 1,424.00 3.65%

Alternativa Non-Governmental Pension Fund Extra provision of pensions for citizens 45.00 3.00%

UCB Novobank banking services 424.79 2.00%

Dvinskaya Zemlya OJSC Tourist services 20.00 2.00%

Capitan Non-Governmental Pension Fund Extra provision of pensions for citizens 52.50 1.59%

OJSC for the Construction and Operation of the Ring Motor Road of St. Petersburg Construction of the protection facilities and the ring motor road around St. Petersburg 200.00 1.74%

RON Limited Liability Partnership Superposed public distributed network 0.32 1.20%

St. Petersburg Teleport Private Company Creating, operating and developing the SPb Teleport 10.00 1.00%

Morskoy CB banking services 91.23 1.40%

AIK PSB Arkhangelskpromstroybank banking services and transactions 2.40 0.42%

Arkhangelsk Television Company OJSC cable television services2.41 0.40%

Svyaz Bank OJSC banking services 232.07 0.37%

SCB Baltica banking services 274.70 0.07%

Gvardeyskoye OSB

banking services 1.07 0.00001%

SBS Agro AKB banking services 0.100 1 pc.

Financial investments in other companies X 33,006.40 X

Reserve against depreciation X 0 X

Total, financial investment in authorized capitals X 142,355.26 X

Other investments were made in Russian companies mainly dealing with the provision of banking services, leasing out equipment and investment activities. The Company's share in the authorized capital of such enterprises does not exceed 20%.

The income received in the form of dividend from long-term financial investment is shown in item "Income from Participation in Other Organizations" in the profit and loss report, in the amount of 489 thousand roubles (in 2001 - 3328 thousand roubles).

8.5. Provided loans

Structure of provided loans

Table No. 11

Name of borrower Amount of loan as of 31.12.02 Paying date Annual interest rate Collateral

(name of asset / balance value as of 31.12.02)

1 2 3 4 5

Short-term loans

Administration of the Koltushi Volost 200 02.04.2000 0%

Total short-term loans 200

X X X

Long-term loans,

Westlink CJSC 720 31.01.2007 0%

FORE CJSC 2,000 0%

LLC AMT 10,000 31.12.2005 0%

Total long-term loans 12,720 X X X

TOTAL LOANS 12,920 X X X

Table No. 11.1

Name of borrower Date of making agreement Loan currency (roubles/US dollars/etc.) Principal amount of the loan (thousand roubles) interest rate Interest payment period (on a monthly basis, on a quarterly basis, annually) Loans granted in 2002 (thousand roubles) (Charged % (thousand roubles) (* Receipts during the year (* Amount of debt as of 31.12.02 Type of collateral Value of security as of 31.12.02 (thousand roubles)*

Principal amount of the debt

(thousand roubles) % (thousand roubles) Principal amount (thousand roubles) %

(thousand roubles)

Administration of Koltushi Volost 16.12.1999 roubles 200 0% - - -
- - 200 - - -

Communication History Foundation 15.08.2001 roubles 1,500 0% - - -
1,500 - - - -

Westlink 24.01.1997 conventional units 851 0% - 611 - 742
- 720 - - -

FORE roubles 2,000 0% - - - - - 2,000 -
- -

AMT LLC 30.07.1999 roubles 10,000 0% - - - - -
10,000 - - -

(- taking into account affiliated companies from 01.01.2002 till 31.12.2002*

8.6. Inventories

Structure of inventories:

Table No. 12

Group of inventories Balance as of 01.01.2002 (taking into account the indices of affiliated organizationsBalance as of 31.12.2002

1	2	3
Cable	34,454	49,919
Fuel	5,506	6,716
Spare parts	30,876	35,752
Materials transferred for processing to other companies	195	245
Construction materials	9,762	10,754
Economic implements	11,066	18,406
Other materials	62,852	81,264
Deviation in the cost of inventories	1,151	2,306
Total, line 211 of form No.1	155,863	205,362

8.7. Accounts receivable

Structure of accounts receivable as of 31.12,2002:

Table No. 13

Subscriber category Accounts receivable payments under which are expected in over 12 months after the reporting date (Line 231 col.5 of Form No.1) Accounts receivable payments under which are expected within 12 months after the reporting date
Accounts receivable, total Reserve for doubtful debts Accounts receivable less the reserve for doubtful debts (Line 241 col.5 of Form No.1)

1	2	3	4	5
Settlements with individuals (on communication services)	-	476,294	(43,755)	432,539
Settlements in respect of reimbursement for funds related to provision of privileges (for communication services)	-	644,840	(513,645)	131,195
Settlements with budgetary organizations (on communication services)	-	144,560	(50,851)	93,709
Settlements with other organizations (on communication services)	-	260,857	(55,152)	205,705

Settlements in respect of secondary activities - 113,389- 113,388
Total, accounts receivable - 1,639,940 (663,403) 976,537

8.8 Other debtors

Table No. 14

Category Accounts receivable payments under which are expected in over 12 months after the reporting date (Line 235 col.5 of Form No.1) Accounts receivable payments under which are expected within 12 months after the reporting date
Accounts receivable, total Reserve for doubtful debts Accounts receivable less the reserve for doubtful debts (Line 246 col.5 of Form No.1)
1 2 3 4 5
Settlements on taxes and fees - 55,577 X 55,577
Settlements with advance holders - 1,359 X 1,359
Settlements with personnel under other transactions 13,169 12,488 X 12,488
Insurance settlements - 2,895 X 2,895
Claim settlements - 7,731 X 7,731
Other - 90,080 - 90,080
Total, accounts receivable 13,169 170,130- 170,130

8.9. Capital and reserves

Change in the structure of capital as a result of re-organization

As of the date of making up the accounts and reports, the Company increased the retained profit of past years in connection with the need to register the new size of the authorized capital in the amount less than the total amount of authorized capitals of affiliated organizations. As a result of Company's re-organization, the structure of the capitals of affiliated organizations was reformed. As of the date of the re-organization, the authorized capitals, as well as the unused parts of added and reserve capitals and other funds of various purposes of affiliated organizations were included in the Company's retained profit of past years (the enclosed balance sheet shows them in line 460 "Retained Profit of Past Years").

The amount of added capital corresponding to the total amount of added capitals in respect of the growth of the value of property in revaluation of affiliated organizations, created by them before the re-organization date, was separated from the retained profit.

The equity capital of the Company as of 31st December 2002 consisted of the investments of owners in the Company's authorized capital (also see clause 7.9.1. below); the added capital of the base organization and the added capital in respect of the growth of the value of property in revaluation of affiliated organizations; funds of various purposes (social sphere fund) of the base organization; accumulated retained profit of past years (reflecting the reduced balance on items of the capital of affiliated organizations and retained profit of past years of the base organization), as well as the profit (loss) of the year under report taking into account the affiliated organizations.

8.9.1. Authorized capital

As of 31st December 2002 the authorized capital of the Company was 937,940,010 roubles and was determined as the total amount of the face value of floated shares, and consisted of:

Table No.

15

Shareholders	*Number of common shares (pcs.)*	*Shares face value (roubles)*	*Total amount of the face value of common shares (thousand roubles)*	*Number of preferred shares (pcs.)*	*Shares face value (roubles)*	*Total amount of the face value of preferred shares (thousand roubles)*	*Total amount of the face value of shares (thousand roubles)*
1	*2*	*3*	*4*	*5*	*6*	*7*	*8=4+7*
legal entities	*692,806,967*	*1*	*692,807*	*107,046,159*	*1*	*107,046*	*799,853*
-Svyazinvest OJSC	*374,172,243*	*1*	*374,172*	*0*	*1*	*0*	*374,172*
- Brunswick UBS Warburg Nominees CJSC (nominal holder)	*102,844,749*	*1*	*102,845*	*20,325,485*	*1*	*20,325*	*123,170*
- ING-Bank CJSC (Eurasia) (nominal holder)	*45,441,897*	*1*	*45,442*	*22,867,682*	*1*	*22,868*	*68,310*
- DCC CJSC (nominal holder)	*50,320,342*	*1*	*50,320*	*22,217,296*	*1*	*22,217*	*72,538*
-Lindsell Enterprises Limited	*46,285,849*	*1*	*46,286*	*15,870,542*	*1*	*15,871*	*62,156*
- Other	*73,741,887*	*1*	*73,742*	*25,765,154*	*1*	*25,765*	*99,507*
Individuals	*43,110,255*	*1*	*43,110*	*94,976,629*	*1*	*94,977*	*138,087*
Total:	*735917222*	*X*	*735917.22*	*202022788*	*X*	*202022.79*	*937940.01*

During the year 2002, on the basis of the decision of the general meeting of the shareholders of OJSC Petersburg Telephone Network (now OJSC North-West Telecom), held on 28th November 2001, an extra issue of common shares took place in the amount of 262,896,773 pcs. and type A preferred shares in the amount of 87,646,542. The face value of extra issued shares is 350,543,315 roubles

Shares of the extra issue were floated on 31.10.02 through conversion of the shares of affiliated telecommunication companies of the North-Western region. The number of extra floated common shares was 262,860,256 and the number of Type A preferred shares - 87,581,937. The face value of floated shares is 350,442,193 roubles

The state registration of the reports on the results of the issue of extra shares floated through conversion took place on 27th December 2002. The change in the authorized capital was recognized an essential event proving the availability, as of the reporting date, of the economic conditions under which the organization was operating, and, in compliance with the requirements of the accounting rules 7/98 "Events after the Reporting Date" this change was recorded in the enclosed accounts and reports as of 31st December 2002. (Also see clause 15"Events after 31st December 2002" of this Explanatory Note).

The authorized capital of the Company after the affiliation is less than the total amount of the authorized capitals of the affiliated organizations and the base organization before the affiliation. The said reduction has been caused by:

- the reduction of the authorized capitals of the affiliated organizations as a result of cancellation of own shares redeemed from the shareholders;

- the growth of the capital of the base organization due to the conversion of the shares of the affiliated organizations into shares of the base organization in accordance with the approved shares conversion coefficients.

The amount of the retained profit of past years was increased by the excess of the face value of

the shares of affiliated organizations over the face value of the extra issue of shares issued for conversion in the course of re-organization.

8.9.2. Own shares

During the year 2002 OJSC North-West Telecom did not redeem own common and/or preferred shares

8.9.3. Profit distribution

Planned distribution of profit (for the year 2002) of OJSC North-West Telecom at the annual general meeting of the shareholders in 2003:

Table No. 16

Amount, (thousand roubles)

I. Capital prior to distribution of profit of the year under report

1. Authorized capital
2. Capital reserves
3. Added capital
4. Profit of previous years
5. Profit of the year under report
6. Total, capital prior to distribution of profit of the year under report

II. Areas of Distribution of the Profit of the Year under Report

1. Profit allocated for the formation of reserve fund
2. Profit allocated for the formation of a specialized joint stock fund of the Company's employees (if such a formation is provided for by the incorporation documents)
3. Profit allocated for dividends
4. Results of distribution of the profit of the year under report

Capital after the profit distribution

1. Authorized capital
2. Capital reserves
3. Added capital
4. Profit of previous years

IV. Growth (reduction) of the authorized capital in respect of the retained profit of the year under report.

937,940
29,375
6,941,473
2,637,632
327,264
10,873,684

Distribution of profit of the year under report is to be approved by the annual general meeting of the Company's shareholders.

8.9.4. Capital reserves

In the enclosed financial reports the capital reserves are shown in the amount of the base organization.

Formation of the capital reserves will be shown as the use of the retained profit during the year expiring on 31st December 2003, after approval by the annual general meeting of the shareholders of the Company.

8.9.5. Dividend

The meetings of the shareholders of OJSC North-West Telecom and of the organizations affiliated with it as a result of the re-organization, that were held during 2002, approved the dividend for the year expiring on 31st December 2001, in the following amount:

Table No. 17

Name of shares	Dividend (total, taking into account affiliated companies), thousand roubles	Dividend (base company), thousand roubles
1	2	3
Preferred A type shares	62,642	28,381
Preferred B type shares		
Common stock	71,159	36,425
Total:	133,801	64,806

The dividend for the year 2001 is shown in the financial reports for the year expiring on 31st December 2002.

The Board of Directors of the Company proposed the following amount of dividend for the year 2002:

Table No. 18

Name of shares	Number of shares (pcs.)	Dividend per share (roubles)	Total amount of dividend (roubles)
1	2	3	4
Preferred A type shares			
Common stock			
Total:			

The enclosed financial reports do not show the dividend for the year 2002. It will be shown as the use of the retained profit during the year expiring on 31st December 2003, after approval by the annual general meeting of the shareholders of the Company.

8.10. Credits and loans

Structure of liabilities:

Table No. 19

	As of 01.01.02	As of 31.12.02
Short-term liabilities (line 610, line 621 of Form No.1)		
Long-term liabilities (line 510, line 521 of Form No.1)		
Short-term liabilities (line 610 of Form No.1)		
Long-term liabilities		

(line 590 of Form No.1)

Total, taking into account the indices of affiliated organizations Base organization
Total, taking into account the indices of affiliated organizations Base organization

1 2 3 4 5 6 7

Bank credits 257,28550,000 25,738 - 208,94617,383

Arkhangelsk

- Savings bank 45,266 - - - 5,010 -

Vologda

- Savings bank 17,000 - - - 17,900 -

Kaliningrad

- Savings bank 6,718 - - - - -

- Vneshtorgbank 7,766 - - - - -

Morskoy CB 2,000 - - - - -

- Vneshekonombank - - 25,738 - 7,154 17,383

Karelia

- MCB Svyazbank, Petrozavodsk 15,500 - - - 15,000 -

- Inter-Regional CB of Communication and Information Support Development, Moscow - - - - 5,000 -

OJSC Industry and Construction Bank, the Petrozavodsk branch 2,000 - - - 5,000 -

Murmansk

- Savings bank 55,204 - - - 36,000 -

- Menatep 9,399 - - - - -

- MSCB 10,000 - - - 10,000 -

- JSCB Svyazbank 7,500 - - - - -

- Petrovsky People's Bank credit - - - - 64,000 -

Novgorod

- Savings bank 22,962 - - - 29,882 -

- Nova Ljubljanska Banka 5,970 - - - - -

PTN

- MACB Vozrozhdeniye 30,000 30,000 - - - -

- Telecombank CJSC 20,000 20,000 - - - -

Cherepovets

- Promenergobank OJSC - - - - 14,000 -

Tied credits (taking into account %) 44,197 - 1,183,030 910,175- 980,753

Vologda

- RTK-Leasing OJSC- - - - - 29,716

Karelia

- Siemens AG - - 105,469- - 128,334

- Siemens LLC - - 16,708 - - 19,601

- Irina LLC - - - - - 3,696

- Kvant-Intercom CJSC - - - - - 4,693

Murmansk

- Lusent Technologies - - 55,714 - - 61,567

- Siemens - - 82,617 - - 132,490

- IskraTel - - 12,347 - - 5,848

Novgorod

- IskraTel 21,337 - - - - -

PTN

- Mitsui - - 738,567738,567- 594,807
- ELSIS CJSC - - 171,608171,608- -
Cherepovets
- Alcatel Bell Belgium 5,053 - - - - -
- Alcatel CJSC 17,807 - - - - -
Bond loan - - - - 12,428 300,000
Directorate of the North-West Telecom - - - - 12,428 300,000
Loans from companies of the Group 115,42357,200 - - 26,003
31,197

PTN
-Svyazinvest OJSC 57,200 57,200 - - 26,003 31,197
Vologda
-Svyazinvest OJSC 29,213 - - - - -
Cherepovets
-Svyazinvest OJSC 29,010 - - - - -
Bills issued - - 15,044 - - 15,044
Arkhangelsk - - 15,044 - - 15,044
Other borrowings - - 281,0162,954 331,62986,042
PTN
-Lensvyaz OJSC - - 2,954 2,954 - 2,954
Murmansk
-Ministry of Finance - - 16,804 - 11,842 10,862
Arkhangelsk
-Mirny town administration - - 163 - - -
- Vneshekonombank - - 257,518- 319,78772,226
- Tax restructuring - - 1,731 - - -
- Agents debt - - 1,847 - - -
Total credits and loans (except for tied credits) 372,707107,200321,7982,954 579,006
449,666
Total tied credits 44,197 - 1,183,030 910,175- 980,753
Total liabilities (line 610, line 590, f.1) 416,904107,2001,504,828 913,129579,006
1,430,419
(* - taking into account affiliated companies from 01.01.2002 till 31.12.2002
The total amount of tied credits - 44,179 thousand roubles is shown in line 621 of the balance sheet (Novgorod, Cherepovets)

Explanation of credits and loans:

Table No. 19.1

Supplier / creditor Date of making agreement Loan currency (roubles/US dollars/etc.) Principal amount of the loan (thousand roubles) interest rate Interest payment period (on a monthly basis, on a quarterly basis, annually) Received in 2002 (thousand roubles) (* Charged % (thousand roubles) (* Repaid within the year (* Amount of debt as of 31.12.02 Value of security as of 31.12.02 (thousand roubles)
Principal amount of the debt
(thousand roubles) % (thousand roubles) Principal amount (thousand roubles) %
(thousand roubles)
1 2 3 4 5 6 7 8 9 10 11 12 13
Vologda

Sberbank # 603 09.11.2001 roubles 17,000 18 on a monthly basis - 878
(17,000) (878) - -

Sberbank # 788 23.04.2002 roubles - 19 on a monthly basis 8,600 879
(1,000) (879) 7,600 - 9,724

Sberbank # 789 23.04.2002 roubles - 19 on a monthly basis 10,300 468
- (468) 10,300 - 16,736

Svyazinvest OJSC 01.01.2001 roubles 29,213 fixed amount as the debt is repaid -
- (25,000) (4,213) - -

RTK-Leasing OJSC No.204-101/02 21.06.2002 roubles fixed amount as the debt is repaid 29,716 - - - 29,716 -

PTN

Lensvyaz OJSC 02.06.2001 conven. unit 2,954 0% - -- - -
- 2,954 -

Svyazinvest OJSC 17.04.2001 conven. unit 57,200 0% - - - -
- 57,200 -

Bond loan 06.03.2002 roubles 300,00020-16% on a quarterly basis
300,00027,386 - 14,958 300,00012,427

Vozrozhdeniye Bank 20.08.2001 roubles 30,000 20.00% on a monthly basis -
1,003 (30,000) (1,003) - -

Telecombank 21.12.2001 roubles 20,000 21.00% on a monthly basis -
3,038 (20,000) (3,038) - -

Mitsui 1996 USD 738,567 libor on a monthly basis - 28,720 (143,759)
(28,720) 595,000-

Elsis 31.01.2001 USD 171,6088.42% annually - 9,077 (171,608)
(9,077) - -

Cherepovets

Svyazinvest OJSC 25.06.2002 USD 29,010 without interest- - -
(29,010) - - -

Alcatel Bell Belgium C3414 02.12.1997 Belgian francs 5,053 - - - -
(5,053) - - -

Alcatel CJSC C3414S 02.12.1997 Belgian francs 17,807 - - - 576
(17,807) (576) - -

- Promenergobank OJSC 23.07.2002 roubles - 22% on a monthly basis
16,000 593 (6,000) (593) 10,000 - 15,681

- Promenergobank OJSC 24.12.2002 roubles - 18% on a monthly basis
4,000 10 - (10) 4,000 - 5,706

Arkhangelsk

Vneshekonombank Debt instrument No.57-1-1-27 21.03.1995 Euro 156,609Plafon-S
1st April and 1st October 33,209 49,054 - - 165,89972,973 Guarantee of the Government

Vneshekonombank Debt instrument No.110-1-1-27 19.06.1996 Euro 67,277 Plafon-S
1st February and 1st August 14,261 20,377 - - 71,240 30,675 Guarantee of the Government

Vneshekonombank Debt instrument No.149-1-1-27 02.12.1996 Euro 33,632 Plafon-S
2nd May and 3rd November 7,715 9,880 - - 38,539 12,687 Guarantee of the Government

Mirny town administration 20.04.1995 roubles 163 without interest - -
(163) - - -

Savings bank 30.08.2001 roubles 5,049 - on a monthly basis - 170
(5,000) (219) - -

Savings bank 14.09.2001 roubles 10,054 - on a monthly basis - 688
(10,000) (742) - -

Savings bank 24.09.2001 roubles 10,054 - on a monthly basis -
1,137 (10,000) (1,191) - -

Savings bank 25.09.2001 roubles 10,054 - on a monthly basis -
1,214 (10,000) (1,269) - -

Savings bank 15.10.2001 roubles 10,054 - on a monthly basis -
1,313 (10,000) (1,367) - -

Savings bank 29.10.2002 roubles - - on a monthly basis 10,000 237
(5,000) (226) 5,000 10 11,886

Bills issued 12.06.2001 roubles 15,044 - - - - -
15,044 -

Tax restructuring 03.02.2000 roubles 1,731 - - - (1,731) -
- -

Agents debt 26.05.2000 roubles 1,847 - - - (1,847) - -
-

Karelia

Siemens AG 01-06-12-95 of 06.12.95 Euro 41,748 7.5% on a quarterly basis
16,177 3,462 (2,725) (4,306) 54,356 - 11,283

Siemens AG XX/01137103 of 24.02.97 Euro 24,559 7.5% on a quarterly basis
6,482 2,036 (1,568) (2,660) 28,849 - 6,200

Siemens AG 075-0401-07 of 24.02.98 Euro 27,927 7.5% on a quarterly basis
7,382 3,273 (1,753) (4,563) 32,267 - 19,090

Siemens AG 075-0401-08 of 24.04.01 Euro 11,235 7.5% on a quarterly basis
3,078 815 (1,527) (738) 12,767 95 10,265

Siemens LLC 075-0401-07 of 24.02.98 Euro 16,708 7.5% on a quarterly basis
9,351 - (6,458) - 19,601 -

Irina LLC 09/12 of 22.12.01 roubles - on a quarterly basis 3,696 -
- - 3,696 -

Kvant-Intercom CJSC 35/02 of 27.04.02 roubles - on a quarterly basis
4,693 - - - 4,693 -

MCB Svyazbank No.01-35 of 25.06.01 roubles 4,000 on a monthly basis -
853 - (853) 4,000 - 5,600

MCB Svyazbank No.01-20 of 23.04.01 roubles 4,000 on a monthly basis -
635 (4,000) (635) - -

MCB Svyazbank No.01-73 of 23.10.01 roubles 2,500 on a monthly basis -
575 - (575) 2,500 - 3,702

MCB Svyazbank No.01-83 of 26.11.01 roubles 2,500 on a monthly basis -
575 - (575) 2,500 - 4,215

MCB Svyazbank No.54 of 24.08.02 roubles 2,500 on a monthly basis -
550 - (550) 2,500 - 7,600

MCB Svyazbank No.02/89 of 17.10.02 roubles - on a monthly basis
3,500 135 - (135) 3,500 - 4,458

PromStroyBank OJSC No.125/01 of 27.07.01 roubles 2,000 on a monthly basis
- 274 (2,000) (274) - -

PromStroyBank OJSC No.115/02 of 29.05.02 roubles - on a monthly basis
5,000 646 - (646) 5,000 - 6,600

MCB of Communication and Inform., Moscow No.02-C/32 of 30.09.02 roubles -
on a monthly basis 3,700 196 - (196) 3,700 - 4,189

MCB of Communication and Inform., Moscow No.02-C/33 of 01.10.02 roubles -
on a monthly basis 1,300 68 - (68) 1,300 - 1,524

Novgorod

IskraTel, Slovenia No.500-03-01-1339 of 14.05.01. USD, Euro 21,337 - none 11,050 - (8,830) - 23,556 -

SberBank Novgorod branch No.8629 No. 10059-kp of 09.08.2002 roubles - 18% on a monthly basis 35,000 1,708 (5,200) (1,627) 30 - 75423 (telecommunication equipment)

SberBank Novgorod branch No.8629 No. 8168-kp of 10.08.2001 roubles 20,000 18% on a monthly basis 15,000 2,426 (35,000) (2,426) - -

SberBank Novgorod branch No.8629 overdraft credit roubles 2,962 18% on a monthly basis 129,499519 (132,461) (519) - -

Nova Ljubljanska Banka contract without No. of 16.07.98 USD 5,970 LIBOR+3.25 on a quarterly basis 245 160 (6,215) (160) - -

Murmansk

Lusent Technologies 01.08.1997 Euro 55,714 6.6 on a monthly basis - 85,476 (75,509) (4,113) 61,567 - 61,567

Siemens 22.09.1997 Euro 11,411 6 on a monthly basis 2,771 429 (7,072) (429) 7,110 -

Siemens 30.04.1998 Euro 71,206 8 on a monthly basis 87,022 4,048 (32,847) (4,048) 125,380-

IskraTel 12.05.2000 USD 5,232 - on a monthly basis - 266 (2,973) (17) 2,508 -

IskraTel 01.06.2001 USD 7,115 - on a monthly basis 247 379 (4,157) (242) 3,341 -

Ministry of Finance roubles 16,804 - on a quarterly basis - 17,048 (8,637) (2,510) 17,252 5,452

- Savings bank roubles 55,204 - on a monthly basis 235,1307,630 (254,334) (7,630) 36,000 - 55,020

- Menatep roubles 9,399 - on a monthly basis 236,7796,798 (246,178) (6,798) - - 28,381

- MSCB roubles 10,000 - on a monthly basis 20,000 1,867 (20,000) (1,867) 10,000 - 16,600

- JSCB Svyazbank roubles 7,500 - on a monthly basis 20,000 2,022 (27,500) (2,022) - -

- Petrovsky People's Bank credit roubles - - on a monthly basis 86,000 2,738 (22,000) (2,738) 64,000 - 103,751

Kaliningrad

Vneshtorgbank 2001-2002 roubles 7,766 16 on a monthly basis 5,500 640 (13,266) (640) - -

Savings bank 2201-2002 roubles 6,718 17 on a monthly basis 13,000 620 (19,718) (620) - -

Morskoy CB 2001-2002 roubles 2,000 25.5 on a monthly basis 13,500 238 (15,500) (238) - -

VneshEkonomBank 1995-1997 roubles 25,738 on a monthly basis - 15,216 (8,355) (8,062) 17,383 7,154 Guarantee of the Government

(- taking into account affiliated companies from 01.01.2002 till 31.12.2002*

The total amount of tied credits is shown in line 621 of the balance sheet (Novgorod, Cherepovets)

On 6th March 2002 the Federal Commission for the Securities Market of Russia registered the issue of 300,000 coupon bonds with the face value of 1 (one) thousand roubles each. The Bonds have five coupons. The lengths of the first and second coupon periods are 91 days; the lengths of

the third and fourth coupon periods are 182 days; the length of the fifth coupon period is 184 days. The interest rates under the coupon are as follows: 1st coupon -20 % per annum; 2nd coupon - 19% per annum; 3rd coupon - 18% per annum; 4th and 5th coupons - 16% per annum. The Bonds are to be retired on the 9th of April 2004, i.e. 730 days from the day of their floatation.

On 2nd June 2000 the Company made a contract of loan with OJSC Lensvyaz, a Russian legal entity, for 105,000 conventional units for the period till 18th May 2005. No interest rate has been established under the contract of loan.

On 2nd June 2000 the Company made a contract of loan with OJSC Svyazinvest, a Russian legal entity, for 2,000,000 US dollars for the period till 19th February 2002. No interest rate has been established under the contract of loan.

Schedule of long-term loans and credits re-payment as of 31st December 2002:

Table No. 20

Paying date (year)	Amount, (thousand roubles)
2003	358,935
2004	811,010
2005	123,466
2006	67,644
2007	32,174
After 2007	37,190
Total long-term borrowed funds (line 590, f. 1)	1,430,419

8.11. Accounts payable

8.11.1. Debt in respect of taxes and fees

Table No. 21

Types of payments to the budget and fees to the non-budgetary funds Debt in respect of taxes and fees

As of 01.01.2002 As of 31.12.2002

Total, taking into account the indices of affiliated organizations Base organization

1 2 3 4

Settlements on Value Added Tax 71,460 28,994 141,645

Settlements on the profit tax 42,324 29,545 27,109

Settlements on property tax 38,680 25,108 41,109

Settlements on income tax of individuals 10,252 969 10,168

Settlements on single tax on imputed income 2,382 - 450

Settlements on sales tax 16,502 9,785 23,191

Settlements in social insurance and security 25,579 - 27,819

Other 7,766 5,854 3,521

TOTAL (line 625 + line 626 of Form No.1) : 214,945100,255275,012

8.11.2. Structure of other accounts payable

Table No. 22

Settlement types Accounts payable

As of 01.01.2002 As of 31.12.2002

Total, taking into account the indices of affiliated organizations   Base organization

1 2 3 4

Settlements in respect of postponed taxes 167,08880,916 251,744

R&D settlements 1,239 - 55,257

Settlements with personnel 1,960 - 4,636

Insurance settlements 314 300 127

Claim settlements 126 124 532

Settlements with attorneys (brokers, agents) 4,580 - 2,711

Other settlements with various creditors 243,073216,881383,538

TOTAL (line 628 of Form No.1) 418,379298,221698,545

9. EXPLANATIONS TO THE PROFIT AND LOSS REPORT

9.1. Normal operation income

Information on receipts from the sale of goods, products, jobs and services (less VAT, excise taxes and similar obligatory fees), prime cost of sold goods, products, jobs and services:

Table No. 23

Structure of income from sales of services, goods, products 2002 2001

For the period under report (Taking into account affiliated organizations (**
Taking into account affiliated organizations (***

1 2 3 4

Long-distance and international telephone communication 2,454,692 4,408,255 3,837,087

City and rural telephone communication 2,963,773 4,679,126 3,385,911

Radio communication, broadcasting, television, satellite communication 3,475 18,401 15,754

Wired radio 22,067 133,685116,740

Wireless radio communication 16,088 73,582 69,885

Income from new telecommunication services 133,963270,533143,967

Other communication services 85,208 194,584204,905

Income from other sales 187,843313,675284,482

TOTAL (line 010 of Form No.2) 5,867,109 10,091,841 8,058,731

(- Base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the re-organization date till 31.12.2002*

*(** - Base and affiliated organizations for the years 2002 and 2001 respectively.*

During the year 2002 the Company received the total amount of 10,091,841 thousand roubles as a result of fulfilling contracts within the normal operation income (including 4,224,732 thousand roubles received by the affiliated organizations before the date of re-organization). OJSC North-West Telecom does not make any contracts providing for execution of obligations by non-monetary funds. However, in 2002 the amount of income received by non-monetary funds was 212,622 thousand roubles (or 2.11 %).

9.2. Normal operation expenses

Structure of certain expenses items

Table No. 24

Expenses Items 2002 2001

For the period under report (Taking into account affiliated organizations (***

*Taking into account affiliated organizations (***

1 2 3 4

Expenses for wages 944,0572,049,517 1,659,958

Deductions for social needs 334,830711,632592,312

Depreciation of fixed assets 418,462784,721687,680

Material expenses, 253,203534,886518,419

Expenses for Rostelecom OJSC 1,047,412 1,487,147 1,161,612

Taxes included in prime cost 69,130 115,26285,628

Deductions to the R&D fund 24,581 35,555 69,476

Other expenses 1,085,335 1,724,649 1,256,463

TOTAL (line 020+030+040 of Form No.2): 4,177,010 7,443,369 6,031,548

(- Base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the re-organization date till 31.12.2002*

*(** - Base and affiliated organizations for the years 2002 and 2001 respectively.*

9.3. Operating income and expenses

Structure of operating income

Table No. 25

Index 2002 2001

For the period under report (Taking into account affiliated organizations (***
*Taking into account affiliated organizations (***

1 2 3 4

Income from joint activity - - -

Income from sale and other withdrawal of fixed assets 111,562126,16020,797

Income from sale and other withdrawal of other assets 35,952 68,728 69,857

Other operating income 337,310349,58214,775

TOTAL (line 090 of Form No.2) 484,824544,470105,429

(- Base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the re-organization date till 31.12.2002*

*(** - Base and affiliated organizations for the years 2002 and 2001 respectively.*

Line 90 of form 2 shows in other operating income, columns 2 and 3, the doubtful debt reserve restored in 2002 in the amount of 336,198 thousand roubles.

Structure of operating expenses

Table No. 26

Index 2002 2001

For the period under report (Taking into account affiliated organizations (***
*Taking into account affiliated organizations (***

1 2 3 4

Expenses related to participation in other organizations - 46 -

Expenses related to participation in joint activity - - -

Expenses for paying for services of credit organizations 53,193 68,481 31,166

Insurance expenses 7 38 -

Expenses related to sale and other kinds of assets withdrawal 140,305199,52154,483

Reserves for doubtful debts 913,4031,128,138 -

Reserves against depreciation of investment in securities - - -

Expenses for taxes and fees 143,591196,094216,924

Other expenses 28,136 33,224 100,062

TOTAL (line 100 of Form No.2) 1,278,635 1,625,542 402,635

(- Base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the re-organization date till 31.12.2002*

*(** - Base and affiliated organizations for the years 2002 and 2001 respectively.*

9.4. Income and expenses from sources other than sales

Structure of income from sources other than sales:

Table No. 27

Index	2002 For the period under report (*	2002 Taking into account affiliated organizations (**	2001 Taking into account affiliated organizations (**
1	2	3	4
Fines, penalties or forfeits for breaking contractual terms	7,361	9,702	4,289
Receipts for indemnification for loses inflicted	617	2,352	3,289
Profit of past years, revealed in the year under report	19,775	21,821	48,976
Exchange rate differences	14,447	34,345	76,962
Amount differences	7,150	7,301	9,059
Value of property revealed after stock-taking	3,576	3,800	1,021
Funds received free of charge	1,346	2,442	2,488
Other income from sources other than sales	26,829	47,554	60,000
TOTAL (line 120 of Form No.2)	81,101	129,317	206,084

(- Base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the re-organization date till 31.12.2002*

*(** - Base and affiliated organizations for the years 2002 and 2001 respectively.*

Structure of expenses for purposes other than sales

Table No. 28

Index	2002 For the period under report (*	2002 Taking into account affiliated organizations (**	2001 Taking into account affiliated organizations (**
1	2	3	4
Fines, penalties and forfeits	54,587	54,796	10,993
Indemnification for damages	4,324	4,648	634
Loss of past years, revealed in the year under report	19,336	39,052	23,486
Exchange rate differences	98,132	210,561	149,633
Amount differences	5,774	25,054	18,695
Value of property, the shortage of which was revealed after stock-taking	-	-	-
Writing off accounts receivable with limitation period expired	108,657	110,311	63,036
Writing off accounts receivable with limitation period expired and other debts unlikely to be exacted	255	2,787	4,770
Charity and sponsorship	28,495	41,301	24,437
Remuneration to the Board of Directors	9,817	14,615	8,880
Expenses related to the servicing of securities	550	550	-
Payments of material nature	28,759	90,507	88,368
Other	151,355	244,397	247,937
TOTAL (line 130 of Form No.2)	510,041	838,579	640,869

(- Base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the re-organization date till 31.12.2002*

*(** - Base and affiliated organizations for the years 2002 and 2001 respectively.*

9.5. Tax on profit, and other similar fees

Table No. 29

Index 2002 2001

For the period under report (Taking into account affiliated organizations (***
*Taking into account affiliated organizations (***

1 2 3 4

*Profit tax *** 172,779295,231499,337*

Penalties to the budget 29,092 30,390 5,295

Penalties to non-budgetary funds 23 285 516

Other 2,400 2,400 929

Total (line 150 of form No.2) 204,294328,306506,077

(- Base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the re-organization date till 31.12.2002*

*(** - Base and affiliated organizations for the years 2002 and 2001 respectively.*

**** Including: profit tax according to the base of the transition period*

9.6. Extraordinary income and expenses

Structure of extraordinary income:

Table No. 30

Index 2002 2001

For the period under report (Taking into account affiliated organizations (***
*Taking into account affiliated organizations (***

1 2 3 4

Insurance indemnity received - - -

Value of stocks remaining after assets are written off - - -

Other extraordinary income - - -

TOTAL (line 170 of Form No.2) - - -

(- Base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the re-organization date till 31.12.2002*

*(** - Base and affiliated organizations for the years 2002 and 2001 respectively.*

Structure of extraordinary expenses:

Table No. 31

Index 2002 2001

For the period under report (Taking into account affiliated organizations (***
*Taking into account affiliated organizations (***

1 2 3 4

Cost of lost inventories - - 3

Losses from writing off fixed assets disabled as a result of natural disaster - 8 1,193

Other extraordinary expenses - - -

TOTAL (line 180 of Form No.2) - 8 1,196

(- Base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the re-organization date till 31.12.2002*

*(** - Base and affiliated organizations for the years 2002 and 2001 respectively.*

10. PROFIT PER SHARE

The base profit (loss) per share shall be determined as the ratio of the base profit (loss) for the year expiring on 31st December 2002 to the average weighted number of common shares circulating during the period under report.

The base profit (loss) for the year 2002 shall be determined in compliance with the Order of the Ministry of Finance of the Russian Federation dated 21.03.00 No. 29n by reducing (increasing) the profit (loss) of the period under report, remaining at the disposal of the organization after taxes and other obligatory fees to the budget and non-budgetary funds, by the amount of dividend under preferred shares, charged to their holders for the period under report. When the base profit (loss) of the period under report is calculated, the dividend under preferred shares, including that under cumulative shares, for previous reporting periods, that were paid or announced during the period under report, shall not be taken into account.

The base profit per share for the year 2002 is 0.63 roubles.

The amount of watered profit (loss) per share shows the maximum possible degree of profit reduction (loss increase) per common share of the stock company in case of converting all convertible securities of the stock company into common shares. When the watered profit (loss) per share is determined, the value of the base profit and the average weighted number of circulating common shares, used in the period under report for calculation of the base profit per share, shall be corrected by the respective amounts of the possible growth of the said values in connection with conversion of all convertible securities of the company into common shares.

As OJSC North-West Telecom has no instruments convertible into common shares, the watered profit parameter is not counted.

Auditing Company's (Auditor's) Opinion on Accounts and Reports for 2002

1. We have carried out an audit of the accounts of OJSC North-West Telecom (hereinafter referred to as the Company) for the period from January 1, 2002 till December 31, 2002 inclusive.

2. The accounts and reports of OJSC North-West Telecom consist of the balance sheet designated with the words "As of the end of the period under report taking into account the performance of the affiliated organizations", profit and loss report designated with the words "For the period under report", report on changes of the capital, cash flow report, appendix to the balance sheet and explanatory note in the part designated with the words "As of the end of the period under report taking into account the performance of the affiliated organizations" and "For the period under report". The responsibility for preparing and submitting the accounts and reports rests with the management of OJSC North-West Telecom. Our duty consists in expressing our opinion on reliability of these accounts and reports in all essential aspects and on compliance of the accounting procedure with the legislation of the Russian Federation on the basis of the audit.

3. The audit of the balance sheet of OJSC North-West Telecom as of 31st December 2001 was carried out by another auditing organization, whose opinion on the reliability of the accounts and reports of OJSC North-West Telecom for the year expiring on 31st December 2001 was expressed in the conventionally positive auditors report dated 26th April 2002. In their conventionally positive report, other auditors have paid attention to the fact that as of 31st December 2001 the Company had accounts receivable in the amount of 453,557 thousand roubles for services provided under the Federal Law "On Veterans". These accounts receivable were outstanding; besides there was a serious doubt that the debt would be repaid. As of 31st December 2001, the Company had not formed a doubtful debt reserve in respect of the said accounts receivable, which was contrary to the laws of the Russian Federation and which essentially affected the accounts and reports.

4. We have carried out the audit in compliance with the Federal Law "On Auditing", the approved federal regulations (standards) of auditing, and the Regulations (Standards) of Auditing approved by the Commission for Auditing at the President of the Russian Federation.

5. The audit was planned and carried out so as to obtain a reasonable confidence that the accounts and reports designated with the words "As of the end of the period under report taking into account the performance of the affiliated organizations" and "For the period under report" do mot contain any essential deviations. The audit was carried out on a selective basis and included a study, on the basis of testing, of the evidence proving the values and disclosure of information on the financial and economic operations in these accounts and reports, evaluation of the accounting principles and methods, rules of preparing these accounts and reports and significant assessment values obtained by the management of the audited entity, as well as evaluation of the general presentation of the accounts and reports. We believe that the audit that has been carried out provides sufficient grounds to express our opinion on reliability of the above accounts and reports in all essential aspects and on compliance of the accounting procedure with the legislation of the Russian Federation.

6. In our opinion, in 2002 the accounting procedure in respect of preparing accounts and reports of OJSC North-West Telecom designated with the words "As of the end of the period under report taking into account the performance of the affiliated organizations" and "For the period under report" met the requirements of the Federal Law "On Accounting" No. 129-FZ of 21st November 1996, and the above accounts and reports prepared in compliance with the said Law reliably show in all essential aspects the financial standing of OJSC North-West Telecom as of 31st December 2002 and the results of its financial and economic operation for the period from 1st January till 31st December 2002 inclusive.

7. As is mentioned in section 3 "Comparative Accounts and Reports" of the Explanatory Note, that has not been audited, on 31st October 2002 OJSC North-West Telecom was re-organized by affiliation of a number of telecommunication companies of the North-Western Federal District. We have not audited the comparative accounts and reports or any of their elements designated with the words "As of the start of the period under report taking into account the performance of the affiliated organizations" and "For the similar period of the last year taking into account the affiliated organizations" or "For the period under report taking into account the affiliated organizations", which were included in the enclosed accounts and reports solely for the purpose of providing some comparable financial information.

8. The enclosed financial reports do not set a goal of presenting the financial standing or results of the operation according to the accounting principles or methods generally accepted in countries and other administrative or territorial formations besides Russia. Respectively, the enclosed financial accounts and reports are not intended for persons who do not know the Russian principles, procedures or methods of accounting.

31 March 2003

Partner
Masy M. Koffy

Auditor
N.V. Slavyaniniv

Qualification certificate on general audit
№ 005947

APPENDIX

Accounts and Reports

for the 1st quarter of the year 2003

none

ACCOUNTING POLICY

ORDER of 31 December of the year 2002

on Accounting policy of OJSC North-West Telecom for the year 2003

Based on the Federal Law of RF "On Accounting" dated 21.11.96 No. 129-FZ; Provisions on Accounting and Reporting in the Russian Federation, approved by the Order of the Ministry of Finance of Russia dated 29.07.98 No. 34n; provisions on accounting "Accounting Policy of an Enterprise PBU 1/98" approved by the Order of the Ministry of Finance of RF dated 09.12.98 No. 60n; provisions on accounting "Accounts and Reports of an Enterprise PBU 4/99" approved by the Order of the Ministry of Finance of RF dated 28.06.00 No. 60n; Card of Accounts of Financial and Economic Operation of Enterprises and the Instructions on Its Use, approved by the Order of the Ministry of Finance of RF dated 31st October 2002 No. 94n; and the Tax Code of RF.

I ORDER the following:

Accounting and tax reporting as well as financial reporting in 2003 shall comply with the Accounting Policy.

General Manager *A.A. Sysoyev*

PROVISIONS ON ACCOUNTING POLICY IN THE BOOK-KEEPING OF OJSC NORTH-WEST TELECOM FOR THE YEAR 2003

INTRODUCTION

These Provisions on Accounting Policy of the Company have been developed in compliance with the requirements of the laws on accounting of the Russian Federation.

For the purposes of these Provisions, Accounting Policy of the Company means the aggregate of the accounting methods selected by it, grounded and disclosed for various users primary observation, cost measurement, current grouping and summary generalization of the operation facts aimed at obtaining financial and managerial information as prompt, complete, impartial and reliable as possible.

In the cases where the standard accounting regulation system of the Russian Federation did not provide for an accounting method for a certain issue, the respective accounting method was developed during the development of the accounting policy by the Company, proceeding from the active law.

Being the basis of the accounting system, the Company's accounting policy must ensure the following:

- observing the fundamental principles of accounting, such as completeness, timeliness, caution, priority of content over form, consistency, rationality, continuity of activities and constancy;

- observance of the general requirements for accounts and reports: completeness, essentiality, neutrality, comparability, commensurability;

- reliability of reports prepared by the Company accounting reports, tax reports, and statistical reports;

- unity of the methods used in organizing and keeping accounts in the Company on the whole and in its structural units;

- efficacy and flexibility of the accounting system response to changes in the conditions of financial and economic operations, including changes in legislative and standard acts.

Along with the general obligatory requirements and rules, these Provisions take into account some peculiarities of the Company:

- availability of bylaws taking into account the industry specificity of the enterprise;

- availability of many structural units, which, in a number of cases, are situated far from the Company's Central Management Boards location;

The Provisions consistently describe the accounting methods that were adopted when the accounting policy was being prepared and which essentially influence the estimation and the taking of decisions by interested users of accounts and reports and without the knowledge of using which it is impossible to estimate the financial standing, cash flow or financial results of the Company's business.

The accounting methods selected by the Company when this accounting policy was formed are approved by the order of the Company's General Manager and are applied starting from 1st January 2003.

All persons having to do with deciding the issues covered by the accounting policy shall be guided by these Provisions in their activities:

- Management of the Company;

- managers of branches and structural units in charge of organization and status of accounting in the units headed by them;

- workers of services and departments in charge of timely preparation and revision of standard and reference information and in charge of bringing it to the notice of executive units;

- workers of all services and units in charge of timely submission of source documents to the accountants office;

- workers of the accountants service in charge of timely and quality performance of all accounting operations and making up of reliable reports of all kinds;

- other employees.

The accounting policy has been prepared for the year 2003 and is not subject to changes, except for the following cases:

- changes in the legislation of the Russian Federation or standard acts on accounting;

- development of new accounting methods;

- essential changes in the operation conditions as a result of re-organization, change of owners, or change of the areas of business, etc.

All and any amendments introduced to the text of the Provisions on the Company's Accounting Policy shall be approved by the General Manager of the Company.

Any changes in the accounting policy shall take effect starting from 1st January of the year (start of the fiscal year) following the year of its approval.

Responsibility for observing the methodology shall rest with the General Manager of the Company.

1. ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY

1.1. General data on the Company

The Open Joint-Stock Company North-West Telecom was founded by the City Property

Management Committee of the St. Petersburg Mayor's Office – the territorial agency of the State Property Management Committee of the Russian Federation by the decision dated 10th February 1993 through re-organization of the state communication and informatization enterprise Leningrad City Telephone Network awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation dated 1st July 1992 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Joint-Stock Companies", and the resolution of the Government of the Russian Federation dated 28th December 1992 No. 1003 "On Privatization of Communication Enterprises".

The City Property Management Committee of the St. Petersburg Mayors Office the territorial agency of the State Property Management Committee of the Russian Federation is the founder of OJSC North-West Telecom. Property of OJSC North-West Telecom is owned by the Company.

According to the Articles of Association, the main goal of the Company is to gain profit through meeting public needs in products (jobs, services) in the field of telecommunication and in other fields.

The Company's Articles of Association provide for the following fields of activities:

- Providing services to the authorities and management bodies, as well as to other corporations and individuals in the field of telecommunications;

- Creating and operating backbone networks, regional (area) and local telecommunication networks, as well as control and signaling facilities;

- Design, introduction and operation of the telecommunication network for transmission of various kinds of information (voice data transmission, facsimile and cable transmission, other types), as well as organization and operation of the telematic service (Telex, Videotex, Telefax, e-mail) on the basis of digital transmission and switching systems;

- Gas facilities operation;

- Organization of warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;

- Design, development and implementation of advanced technologies in various industrial areas;

- Production and sales of components and spare parts for various systems, mechanisms and devices;

- Design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing, hotels, camping sites and motels;

- Production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;

- Procurement, processing and sale of wood, production of joinery and furniture;

- Design and development of software and dataware for automated systems of various applications;

- Manufacture, processing and sale of animal and vegetable products, including wild species;

- Production and sale of consumer goods;

- Trading, purchasing and commercial agency, including consignment trade;

- Participation in organization of stock exchanges, commodity exchanges and other exchanges, as well as trading houses both in RF and abroad according to the procedures established by the law;

- Dealership and brokerage according to the procedures established by the law;

- Specialists training and further education both in RF and abroad;

- Creating a network of company shops in RF and abroad.

- Providing services in the field of tourism, including foreign countries tourism and non-traditional tourism; cargo and cargo-and-passenger carriages by motor road, railway, water and other transport facilities; hotel servicing, including motels and campings; consulting, marketing and engineering; information services, including those in the on-line and off-line modes in

compliance with the active law; production of advertising media and provision of advertising services;

- Sale and acquisition of patents, inventions and know-hows according to the procedure established by the law;

- Organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;

- Organization of cultural exchanges without currency payments;

- Carrying out work related to the use of data considered a state secret and to provision of services to protect a state secret;

- Other activities beyond the scope of the activities stipulated by the Articles of Association, which do not contradict the active law.

The organization has three management levels:

- General Directorate of the Company;

- Regional Branches;

- structural units.

The units shall act on the basis of the Provisions approved according to the established procedure.

1.2. Principles of Accounting Services Organization

The term "accounting service" defines a complex of structural units and officials performing the operations of collecting, processing and analyzing source information and making up reports on its basis for various groups of users.

At each level of management, the accounting service ensures collection and processing of information for the purpose of providing data to users for working out, grounding and taking decisions at their level of management and for providing the superior management bodies with information required for working out, grounding and taking decisions at a higher level of management.

Accounting practice and control shall be the responsibility of the accountants service of the Company, headed by the Chief Accountant. The accounting service of the Company includes accountants offices of units directly headed by the Chief Accountants of such units. The duties of the central accountants office shall be performed by the accountants office of the Company's General Directorate.

1.3. Document Turnover Organization Procedure, and Accounting Documentation Processing Technology

The Company's document turnover organization rules and procedure, document turnover schedule and source accounting document processing technology, including:

- source document creation procedure;

- source document check procedure;

- procedure and timing of transferring the documents for accounting records;

- procedure of transferring the documents to the archives, -

shall be regulated by the Provisions on the Document Turnover System.

The Company shall use unified forms for the records of source accounting documentation, approved by the State Statistics Committee of Russia.

When recording financial and economic operations, for which no unified forms have been provided for, independently developed forms of source accounting documents shall be used

(among other things, those included in the Provisions on the Document Turnover System), that are contained in the bylaws on the document turnover system and that include the following obligatory details established by the Federal Law dated 21.11.96 No. 129-FZ "On Accounting":

- name of document;

- date of making up the document;

- name of organization, on behalf of which the document was made up;

- contents of the economic operation;

- indices of the economic operation in kind and in monetary terms;

- positions of officials responsible for an economic operation and for correctly recording it;

- signatures of said officials.

The right of signing source accounting documents shall be established by Company's bylaws.

The Company shall use the computer technology of accounting information processing.

Accounting registers with the synthetic and analytical accounts of shipment and sales of communication services shall be made up using computer facilities and shall be stored in the electronic form.

1.4. Procedure of organization and carrying out the inventory of property and liabilities

All property irrespective of location and all kinds of liabilities of the Company are subject to inventory.

The Company shall hold the inventory according to the following timing:

- that of fixed assets at least once in every two years as of 1st November of the year under report;

- that of intangible assets annually as of 1st December of the year under report;

- that of capital construction in progress and other capital investments annually as of 1st November of the year under report;

- that of raw materials, components, precious metals, equipment for installation, semi-finished products, goods, finished products at warehouses annually as of 1st November of the year under report;

- that of production in progress on a quarterly basis as of the end of the quarter;

- that of deferred income and expenses - annually as of 31st December of the year under report;

- that of monies on accounts with bank institutions - annually as of 31st December of the year under report;

- that of cash on hand at least once in a quarter;

- that of long-term financial investment annually as of 1st December of the year under report;

- that of short-term financial investment and monetary instruments - on a quarterly basis as of the end of the quarter;

- that of settlements with debtors, and doubtful debt reserve on a quarterly basis as of the end of the quarter;

- that of settlements with creditors (in respect of settlements with communication operators) - on a quarterly basis as of the end of the quarter, and with other creditors once a year as of 31st December of the year under report;

- that of settlements in respect of taxes and obligatory deductions to the budget and off-budget funds, and in respect of target financing - annually as of 31st December of the year under report;

- that of internal settlements at least once in a quarter;

- that of settlements with the personnel and advance holders on a quarterly basis as of the end of the quarter;

- that of other settlements and obligations - annually as of 31st December of the year under report.

To hold the inventory at the level of the Company's General Directorate and Branch Management Boards, standing inventory commissions are established, the members of which shall be approved by:

- the General Manager of the Company for the Company's General Directorate;

- the Branch Director for Regional Branches and their structural units.

The detailed procedure of organizing and holding the inventory of property and liabilities of the Company is set forth in the Provisions on the Procedure of Holding the Inventory of Assets and Liabilities and Measures to Ensure Safety of Assets.

1.5. Procedure for making up the Company's Accounts and Reports

The Company's accounts and reports shall be made up according to the procedure and within the time provided for by the Federal Law dated 21.11.96 No. 129-FZ "On Accounting" and other standard acts of the Russian Federation, regulating the accounting.

The Company's accounts and reports shall be prepared by the accountants office of the Company's General Directorate on the basis of generalized information on the property, liabilities and operation results, taking into account the information provided by accountants offices of Regional Branches. Accounts and reports shall be prepared by the accountants offices of Regional Branches on the basis of the data provided by accountants offices of structural units.

When accounts and reports are made up, the forms developed by the Company taking into account the recommendation contained in the appropriate standard documents shall be applied.

Internal accounting forms and the concrete timing of submitting them are given in the bylaws on the Company's accounts and reports preparation procedure.

1.6. The Company's working card of accounts

A Single Working Card of Accounts shall be used in the accounting by all units of the Company. (Appendix 1)

The procedure of applying the Single Working Card of Accounts, including the distribution of terms of reference in keeping accounts and control accounts among accountants services of various levels of the Company's management, shall be regulated by the Instructions on Applying the Single Working Card of Accounts.

Any amendments introduced to the working card of accounts shall be approved by the Company's General Manager.

2. METHODOLOGICAL ASPECTS OF THE ACCOUNTING POLICY

2.1. Procedure of accounting of Intangible Assets

The total amount of depreciation deductions for intangible assets shall be determined on the monthly basis according to the standards calculated proceeding from their initial cost and their useful life, by the linear method.

The expected useful life of intangible assets shall be determined when they are recorded, by a specially formed commission, and shall be approved by the General Manager of the Company.

The value of intangible assets shall be retired by accumulating the amounts of the charged depreciation on account 05 "Depreciation of Intangible Assets".

The procedure of accounting the objects of intangible assets is set forth in the Methodological Instructions on Intangible Assets Accounting.

2.2. Procedure of accounting of Fixed Assets

There is no re-valuation of fixed assets in 2003.

Depreciation by objects of fixed assets shall be charged by the linear method based on the initial value or replacement value (in case of any re-valuations taking place) of an object of fixed assets and the standard depreciation calculated proceeding from the useful life of such an object.

The useful life by groups of uniform objects of fixed assets shall be determined by the fixed assets acceptance commission and shall be approved by the Company's General Manager.

For acquired fixed assets that have already been operated, the useful life shall be determined based on the actual operation time and the expected fixed assets useful life in the Company.

Objects of fixed assets, the value of which does not exceed 10,000 roubles per unit, as well as books, brochures and the like editions, acquired starting from 01.01.02, shall be written off to production costs (expenses for sale) as they are released to production or operation using account 02 "Depreciation of fixed assets". To ensure safety of such objects in the production or operation, the Company shall exercise a proper control over their flow on account 01 "Fixed Assets".

Objects of capital construction, that are in temporary operation before final commissioning, as well as real estate objects that have no documents that would confirm the state registration of real estate objects in the cases provided for by the law, shall be depreciated starting from the first day of the month following the month of the start of their actual use.

For fixed assets received under contracts of leasing, the accelerated depreciation coefficient provided for by the terms of the contract, however, not higher than 3, shall be used.

Expenses for all kinds of repairs shall be included in the prime cost of the period under report, in which they were incurred. No reserve of future expenses for fixed assets repairs is formed.

The fixed assets objects accounting procedure is given in the Methodological Instructions on Fixed Assets Accounting and the Methodological Instructions on Capital Construction Accounting.

2.3. Inventories Accounting Procedure

The actual prime cost of inventories shall be formed in the accounts and reports of the Company using accounts 15 "Procurement and Acquisition of Stocks of Materials and Capital Equipment" and 16 "Deviation in the Value of Stocks of Materials and Capital Equipment".

Accounting of inventories on accounts 10 "Materials" and 41 "Goods" shall be based on Accounting Prices.

Inventories (raw materials, components and goods) shall be accepted for accounting at the

accounting price, which is deemed to mean here the following:

- when inventories are acquired on a paid basis the suppliers price according to the contract of delivery (sale and purchase);

- when inventories are made by the organization itself the total of actual costs related to the production;

- when inventories are contributed as investment in the authorized capital of the Company the monetary evaluation agreed upon by the founders (participants) of the Company taking into account the requirements of the Law On Joint-Stock Companies;

- when inventories are received by the organization under a contract of donation or on a gratuitous basis or remain from retirement of fixed assets and other property - the current market value as of the date of accepting for accounting;

- when inventories are received under contracts providing for execution of obligations (payment) in non-monetary funds the value of assets transferred or to be transferred by the Organization.

Transportation and procurement expenses (TPE) and expenses related to bringing materials to the state, in which they are suitable for use for the purposes provided for by the Company, shall be recorded on account 16 "Deviation in the Value of Materials" irrespective of the percentage of TPE or the value of deviations as compared to the accounting cost of a material.

Goods in retail trade recorded on account 42.02 shall be shown in the accounting at the selling prices.

Costs of procurement and delivery of goods intended for sale through retail and wholesale trading chains shall be recorded within the distribution costs before warehouses in the Company.

Finished products shall be taken into account according to the actual production prime cost of manufacture without using account 40 "Output of Products (Jobs, Services).

Retiring inventories shall be valued by the following methods:

According to the average prime cost:

- raw stock;

- materials;

- finished products;

- goods for resale;

According to the prime cost of each unit:

- precious metals.

The procedure of inventories accounting shall be regulated by the Methodological Instructions on Inventories Accounting.

2.4. Procedure of Re-Calculating Assets and Liabilities Expressed in a Foreign Currency

Re-calculation of the value of banknotes at the Company's cashier's office, funds on accounts with lending agencies, monetary instruments and payment documents, short-term securities, monies in settlements (including those under loan liabilities) with legal entities and individuals, balances of funds earmarked for a special purpose and received from the budget or from foreign sources in the framework of technical or other assistance to the Russian Federation in compliance with the appropriate agreements (treaties), expressed in a foreign currency, into roubles shall be effected as of the date of making an operation in the foreign currency and as of the reporting date of making up the accounts and reports.

2.5. Income Records Procedure

For income accounting purposes, the normal areas on the Company's operation shall be

subdivided into primary and secondary activities.

Primary activities mean the operations directly related to communication services provision. All other activities are secondary.

The normal areas on the Company's operation include:

primary activities:

· city telephone communication services;

** provision of access to the city telephone network;*

** provision of local telephone connections (calls) to fixed communication subscribers in cities (provision of a subscriber line for use in cities; passage of local traffic);*

** provision of local telephone connections from city payphones;*

** provision of direct lines and trunk lines for use;*

** other services of the city telephone network (connection, change of owners, etc.);*

· rural telephone communication services;

** provision of access to the rural telephone network;*

** provision of local telephone connections (calls) to fixed communication subscribers in rural areas (provision of a subscriber line for use in rural areas; passage of local traffic);*

** provision of local telephone connections from rural payphones;*

** provision of direct lines and trunk lines for use;*

** other services of the rural telephone network (connection, change of owners, etc.);*

· long-distance and international communication services

** provision of long-distance telephone connections;*

** provision of long-distance telephone connections from payphones;*

** provision of international telephone connections;*

** provision of international telephone connections from payphones;*

** provision of long-distance and international channels for use;*

** other services of long-distance and international communication (conferences, maintenance, etc.);*

· documentary telecommunication services

** inland telegrams;*

** external telegrams;*

** provision of telegraph channels for use;*

** subscriber's telegraphy;*

** data transmission services;*

** telematic services;*

** newspaper pages transmission;*

** other services of document telecommunication;*

- radio communication services;

- broadcasting services;

- telecasting services;

- Internet services;

- wired radio services;

** using subscriber radio outlets;*

** provision of access to wired radio networks;*

** other services of wired radio;*

- wireless radio communication services;

** personal radio call services (paging);*

** cellular communication services;*

** other wireless radio communication services;*

secondary activities:

* *services of leasing out Company's assets;*
* *transportation services;*
* *consulting, marketing and engineering services;*
* *manufacture of products for telecommunication facilities;*
* *commercial services;*
* *public catering services;*
* *construction services;*
* *computing services;*
* *publishing (publication of reference books and newspapers);*
* *information services;*
* *education services;*
* *security services;*
* *intermediary (agency, commission) services;*
* *services of providing access to electric power;*
* *agency;*
* *consumer services;*
* *services of recreational and tourist facilities, and hotel servicing;*
* *advertising;*
* *other activities meeting the criteria set forth above.*

Income other than normal operation income shall be considered as other income.

The procedure of income accounting is provided for in the methodological instructions on income accounting.

2.6. Expenses Records Procedure

For expenses accounting purposes, the normal areas on the Company's operation shall be subdivided into primary and secondary activities.

There shall be separate accounting of costs by types of services, jobs and products being the objects of calculation.

For distribution purposes, the Company shall use the method of cost accounting by production processes.

A production process means uniquely a defined activity (a sequence of actions or an aggregate of functions and assignments), which is not limited in time and has an identifiable result.

For the purposes of distributing costs into calculation objects, processes are subdivided into basic production processes, auxiliary production processes and joint processes.

Basic production processes include processes performed directly for the provision of communication services.

Auxiliary production processes include processes required for performing basic and joint production processes and indirectly related to the provision of communication services.

Joint production processes include processes required for performing basic production

processes, however, not related to the provision of communication services.

Actual natural figures of the Company's production operation, the composition of which is determined in the provisions on expenses accounting, shall be the bases for costs distribution.

All costs related to primary activities are indirect costs, i.e. they are distributed among calculation objects and shall be taken into account by production processes.

Costs by primary activities shall be recorded on accounts 30 " Basic Production Processes" and 31 "Auxiliary Production Processes".

Costs related to secondary activities shall be recorded on accounts 23 "Auxiliary Production Facilities", 29 "Servicing Production Units and Facilities" and 44 "Expenses for Sale" by areas of activity.

The complete prime cost of provided services, performed jobs and made products shall be calculated without separation of managerial or commercial expenses.

Costs of joint production processes shall be recorded on account 32 "Joint Production Processes".

The costs collected on account 31 "Auxiliary Production Processes" shall be distributed between the basic and joint production processes on accounts 30 "Basic Production Processes" and 32 "Joint Production Processes" on the basis of the data on distribution bases provided by production services at the end of the period under report.

The costs collected on account 30 "Basic Production Processes" shall be distributed to account 20 "Basic Production" by calculation objects (services) on the basis of the data on distribution bases provided by production services at the end of the period under report, and to account 33 "Equipment Operation Costs" by equipment types of a conventional digital network made up annually by engineering services. Distribution of costs by equipment types shall comply with the calculation data of engineering services on the share of equipment involvement in the basic production processes.

The costs collected on account 33 "Equipment Operation Costs" shall be distributed to account 20 "Basic Production" by calculation objects (services) on the basis of the data of engineering services on intensity and duration of using each type of equipment in providing a particular service, to be calculated early in each year or in case of any essential changes in the communication network topography.

For the purposes of calculating the prime cost of services, jobs or products of secondary areas of operation, actual expenses for provided services, completed jobs and made products transferred to the warehouse, collected on accounts 23 "Auxiliary Production Facilities" and 29 "Servicing Production Units and Facilities" shall be written off to account 43 "Finished Products" (in case of finished products manufacture), to the respective accounts of production processes (in case of services provision or performance of jobs for primary areas of operation) or to account 90 "Sales", control account 90-04 "Prime Cost of Sales in Secondary Areas of Operation" (in case of services provision or performance of jobs for outside organizations). The debit balance of accounts 23 "Auxiliary Production Facilities" and 29 "Servicing Production Units and Facilities" shows the value of the remaining production in progress.

At the end of the period under report, costs placed in account 32 "Joint Production Processes" shall be written off to accounts 20 "Basic Production", 23 "Auxiliary Production Facilities" and

29 "Servicing Production Units and Facilities" by calculation objects (services, jobs, products) in proportion to the amounts of costs placed in the respective accounts.

At the end of the period under report, costs related to the provision of communication services, collected by types of services on account 20 "Basic Production", shall be written off completely to account 90 "Sales", control account 90-02 "Prime Cost of Sales (by Primary Areas of Operation" with analysis by calculation objects (services).

The procedure of accounting and calculating of the prime cost of products (jobs, services) of secondary areas of operation shall be established by the Organization independently in compliance with the recommendations of industry instructions regulating the said procedure in the industries to which the secondary area of operation in question belongs.
Distribution of the expenses of servicing units and facilities by their operation areas (sales, transfer free of charge, provision of services to other units of the Company) shall be effected in proportion to direct expenses.

2.7. Deferrals Accounting Procedure

Deferrals include the expenses that have been recognized in the period under report, but that cannot be included in the prime cost of sold products, jobs or services of such a period under report, e.g.:
- expenses related to the development of new production facilities or product types before the facts of their sale;
- expenses related to payment for leaves of future periods;
- expenses related to acquisition of licenses;
· property insurance expenses;
- expenses related to the acquisition of software products and databases under contracts of sale and purchase or contracts of exchange, if such assets do not meet the conditions established for intangible assets;
· other.

Deferrals shall be written off uniformly through respective cover sources during the period, to which they refer. If it is impossible to determine reliably the period, during which incurred expenses must be written off, the calculation period shall be established by a specially formed commission and shall be approved by the appropriate order of the General Manager.

The deferrals accounting procedure is given in the methodological instructions on expenses accounting.
2.8. Settlements Accounting Procedure

Settlements in non-monetary funds shall be recorded separately using account 76.15.

The organization shall transfer the long-term debt (accounts receivable and payable) to the short-term debt 365 days before the debt re-payment date according to the contract.

2.9. Received Credits and Loans Accounting Procedure

The Company shall transfer the long-term debt in respect of received credits and loans to the short-term debt 365 days before the principal debt amount re-payment according to the contract of loan and/or credit.

If the organization receives a long-term loan under a contract, the terms of which provide for a periodical repayment of the loan amount, then, 365 days before repayment of each part of the loan, it shall be transferred to the short-term portion of the long-term debt, to the corresponding control account of account 66 "Settlements under Short-Term Credits and Loans".

If an agreement of prolonging a contract of short-term loan or postponing the date of repaying the short-term portion of the long-term loan debt is made so that the repayment period of the loan or its said portion exceeds 365 days, the total amount of debt under the loan or its partial repayment must be transferred from the short-term debt to the long-term debt (to the corresponding control account of account 67 "Settlements under Long-Term Credits and Loans").

The income due to the lender, including that under issued (sold) debt securities shall be taken into account within operating expenses in the reporting periods, to which such charges refer under the terms of the contract (of issue).

Extra expenses related to receiving loans or credits, or floating loan obligations, shall be included in operating expenses in the reporting period, in which the said costs were incurred.

The credits and loans accounting procedure is set forth in the Methodological Instructions on Credits and Loans Accounting

2.10. Procedure of Organizing the Accounting of Internal Settlements and Transfer of Information by Separate Units

For accounting of the internal turnover, the Company shall use account 79 "Internal Settlements".

All financial and economic operations between Company's units shall be transacted on the basis of letters of advice through the higher level of management. Operations between structural units of branches shall be transacted through the respective branches. Operations between branches shall be transacted through the Company's General Manager.

The list of internal economic operations and the procedure of transacting them are regulated by the methodological instructions on internal settlements accounting.

2.11. Special-Purpose Funds Formation Procedure

The Company shall not create any funds from profit remaining at its disposal, except for the cases when creating such funds is provided for by the legislation or by the incorporation documents of the Company. In such a case, the procedure of creating and using them is determined on the basis of the decision of the general meeting of the Company's shareholders, taking into account the requirements of the Federal Law On Joint-Stock Companies.

The procedure of taking into account and using the retained profit is set forth in the Methodological Instructions on Accounting of Capital.

2.12. Procedure of Creating and Using Reserves

The Company shall create the following reserves:

- securities placement devaluation reserve;

- doubtful debt reserves (on a quarterly basis);

- a reserve for the reduction of the value of stocks of materials and capital equipment (as of the end of the year under report);

- contingent liabilities reserve.

A contingent liability is evaluated by selection from an interval of values. The arithmetic mean of the maximum and minimum values of the interval shall be taken as the evaluation result.

The procedure of reserves formation is regulated by the methodological instructions on formation of reserves.

2.13. State Aid Accounting Procedure

Budgetary funds (subventions, subsidies) shall be recognized in accounting as monetary funds and resources other than monetary funds are actually received.

The procedure of budgetary funds accounting is set forth in the methodological instructions on accounting of special-purpose funding.

2.14. Financial Investment Accounting Procedure

For the purposes of accounting, financial investment shall be classified by types of investment and its term.

In case of sale or other withdrawal (including retirement of securities), withdrawn issued securities shall be evaluated by the method of the value of the securities that are acquired first (FIFO), while withdrawn non-issued securities shall be evaluated according to the actual value of each of the securities.

By the term, investment can be divided into:

- long-term investment - investment made with the intention of gaining an income more than 12 months after the reporting date, if its repayment period exceeds 12 months after the reporting date;

- short-term investment:

- investment made without the intention of gaining an income more than 12 months;

- investment, the established repayment period of which does not exceed 12 months after the reporting date;

- securities acquired for resale, irrespective of their retirement time.

Long-term financial investment is to be transferred to short-term investment:

- due to a change in the intentions of gaining an income during the next 12 months after the reporting date;

- if the period before its repayment becomes not more than 12 months after the reporting date.

Short-term financial investment, the established repayment period of which exceeds 12 months after the reporting date, is to be transferred to long-term investment (to the respective control account) in case of a change in the initial intention of gaining an income for not more than 12 months after the reporting date.

The term of investment shall be evaluated by the official (unit) appointed by the order of the manager of the Company and shall be recorded in the document handed over to the accountants office according to the form established by the Organization.

For debt securities, the difference between the sum total of actual expenses for acquisition of the security and its face value is not included in the financial results.

The financial investment accounting procedure is regulated by the Methodological Instructions on Financial Investment Accounting.

BALANCE SHEET

		Codes
	Form No.1 under OKUD	0710001
as of March 31, 2003	Date (year, month, day)	
Organization: **Open Joint-Stock Company North-West Telecom**	under OKPO	01166228
Taxpayer Identification Number	TIN	7808020593
Area of business: **communication**	under OKDP	52300/72200
Organizational & Legal form/Form of Ownership: **Public Company**	under OKOPF/OKFS	
Unit of measurement: **thousand roubles**	under OKEI	

ASSETS	**Line code**	**As of the beginning of the period under report**	**As of the end of the period under report**
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets (04,05)	110	115	89
patents, licenses, trade marks (service marks), other similar rights and assets	111	115	89
organization costs	112		
goodwill	113		
Fixed assets (01,02,03)	120	10,953,003	11,072,204
land plots and objects of nature management	121	4,178	4,194
buildings, machinery and equipment	122	9,701,947	9,889,297
Construction-in-process (07, 08, 16, 61)	130	1,208,435	1,019,416
Profitable investments in material values (03)	135		
property subject to leasing	136		
hired out property	137		
Long-term financial investments (06,82)	140	159,481	159,443
Investment in subsidiaries	141	76,204	76,204
Investment in associate companies	142	33,145	33,145
Investment in other companies	143	33,006	33,006
loans to organizations for over 12 months	144	12,720	12,682
other long-term financial investments	145	4,406	4,406
Other non-circulating assets	150		59,042
TOTAL Section I	190	12,321,034	12,310,194
II. CURRENT ASSETS			
Stock	210	365,152	430,272
raw materials, materials and other similar values (10,12,13, 16)	211	205,362	205,154
livestock in breeding and feeding (11)	212		
expenditures in work-in-process (turnover costs) (20,21,23,29,30,36,44)	213	788	1,247
finished products and goods for resale (16,40,41)	214	11,111	10,929
shipped goods (45)	215		
deferred expenses (31)	216	147,891	212,942
other stock and expenses	217		
Value added tax on acquired values (19)	220	407,099	321,881
Accounts receivable (expected in over 12 months after the reporting date)	230	16,677	19,855
buyers and customers (62,76,82)	231		265
notes receivable (62)	232		
debts of subsidiary and associate companies (78)	233		
advances distributed (61)	234		133
other debtors	235	16,677	19,457
Accounts receivable (expected within 12 months after the reporting date)	240	1,476,286	1,631,530
buyers and customers (62,76,82)	241	976,390	1,062,976
notes receivable (62)	242	1,800	1,800
debts of subsidiary and associate companies (78)	243	10,466	10,948
debts of participants (founders) by contributions to the authorized capital (75)	244		
advances distributed (61)	245	320,861	346,851

other debtors	246	166,769	208,955
Short-term financial investments (56,58,82)	250	4,913	4,443
loans to organizations for less than 12 months	251	200	200
own shares purchased from the shareholders	252		
other short-term financial investments	253	4,713	4,243
Monetary funds	260	346,880	392,380
cash on hand (50)	261	4,928	5,030
settlement accounts (51)	262	313,311	351,896
currency accounts (52)	263	574	629
other monetary funds (55, 56, 57)	264	28,067	34,825
Other current assets	270		
TOTAL Section II	290	2,617,007	2,800,361
BALANCE (sum of lines 190 + 290)	300	14,938,041	15,110,555

LIABILITIES	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized capital (85)	410	937,940	937,940
Added capital (87)	420	6,941,473	6,939,246
Reserve capital (86)	430	29,375	29,375
reserve funds formed in accordance with the laws	431	29,375	29,375
reserve funds formed in accordance with the by-laws	432		
Social Fund (88)	440		
Target financing and proceeds (96)	450		
Retained profit for previous years (88)	460	2,964,896	2,967,066
Uncovered loss for previous years (88)	465		
Retained profit for the year under report (88)	470		330,651
Uncovered loss for the year under report (88)	475		
TOTAL Section III	490	10,873,684	11,204,278
IV. LONG-TERM LIABILITIES			
Loans and credits (92,95)	510	434,622	428,760
loans from banks to be repaid in over 12 months after the reporting date	511	17,383	20,606
borrowings to be repaid in over 12 months after the reporting date	512	417,239	408,154
Other long-term liabilities	520	995,797	1,092,907
TOTAL Section IV	590	1,430,419	1,521,667
V. SHORT-TERM LIABILITIES			
Loans and credits (90,94)	610	579,006	502,974
loans from banks to be repaid within 12 months after the reporting date	611	208,946	109,601
borrowings to be repaid within 12 months after the reporting date	612	370,060	393,373
Accounts payable	620	1,974,042	1,811,992
suppliers and contractors (60,76)	621	596,417	507,626
notes payable (60)	622		
debts to subsidiary and associate companies (78)	623		7
wage arrears (70)	624	56,065	119,306
indebtedness to state out-of-the-budget funds (69)	625	28,269	57,313
budgetary indebtedness (68)	626	246,659	283,339
advances received (64)	627	363,589	360,894
other creditors	628	683,041	483,507
Indebtedness to participants (founders) on income payment (75)	630	50,557	41,677
Deferred income (83)	640	30,333	27,967
Reserves for forthcoming costs (89)	650		
Other short-term liabilities	660		
TOTAL Section V	690	2,633,938	2,384,610
BALANCE (sum of lines 490 +590 +690)	700	14,938,041	15,110,555

STATEMENT OF VALUABLES ACCOUNTED ON OFF-BALANCE ACCOUNTS

Index	Line code	As of the beginning of the	As of the end of the period under

		period under report	**report**
1	2	3	4
Leased fixed assets (001)	910	628,585	738,226
including those under leasing	911	168,094	247,527
Inventories accepted for custody (002)	920	47,586	19,692
Goods accepted for commission (004)	930	539	242
Insolvent debtors' indebtedness written-off to loss (007)	940	347,181	452,187
Received liability and payment collaterals (008)	950		
Collaterals of liabilities and payments issued (009)	960	492,112	261,340
Wear of residential fund (014)	970	6,865	6,961
Wear of external improvements and other similar facilities (015)	980	2,657	2,746
Strict accounting forms	990	3,415	6,342
Leased out fixed assets	991	18,219	24,602
Economic implements	992	17,587	25,716
Funds for payment for communication services	993	4,099	3,745

PROFIT AND LOSS REPORT

	Codes
Form No.2 under OKUD	0710002
Date (year, month, day)	
under OKPO	01166228
TIN	7808020593
under OKDP	52300/72200
under OKOPF/OKFS	
under OKEI	

for the 1st quarter of the year 2003
Organization: **Open Joint-Stock Company North-West Telecom**
Taxpayer Identification Number
Area of business: **communication**
Organizational & Legal form/Form of Ownership: **Public Company**

Unit of measurement: **thousand roubles**

"on shipment"

Index	***Line code***	***For the period under report***	***For the same period of the previous year***
1	2	3	4
I. Income from and expenses for normal activities			
(Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)	010	2,774,319	2,321,685
including that from the sales: of communication services	011	2,693,657	2,256,550
Prime cost of sold goods, products, works and services	020	(2,004,609)	(1,651,728)
Including that from communication services	021	1,964,989	1,613,182
Gross profit	029	769,710	669,957
Commercial expenses	030		
Management expenses	040		
Profit (loss) from sales (lines (010-020-030-040))	050	769,710	669,957
II. Operating income and expenses			
Interest receivable	060	2,047	1,017
Interest payable	070	(40,449)	(20,800)
Income from participation in other organizations	080	124	13
Other operating income	090	6,984	48,024
Other operating expenses	100	(179,952)	(227,935)
III. Income and expenses from sources other than sales			
Income from sources other than sales	120	42,019	62,011
Expenses for purposes other than sales	130	(133,116)	(101,550)
Profit (loss) before taxes¬(lines 050 + 060 - 070 + 080 + 090 - 100 +120 -130)	140	467,367	430,737
Tax on profit, and other similar obligatory fees	150	(136,456)	(132,525)
Profit (loss) from normal activities	160	330,911	298,212
IV. Extraordinary income and expenses			
Extraordinary income	170		3
Extraordinary expenses	180	(260)	(5)
Net profit (retained profit (loss) of the period under report) (lines (160 + 170 - 180))	190	330,651	298,210

Explanation of profit and loss items

Index	**Line code**	**For the period under report**		**For the same period of the previous year**	
		Profit	**Loss**	**Profit**	**Loss**
1	2	3	4	5	6
Fines, penalties and forfeits, acknowledged, or with a court (arbitration) recovery award	210	1,130	(1,099)	1,993	(533)
Profit (loss) of previous years	220	5,486	(12,586)	16,403	(7,389)
Indemnification for losses inflicted by failure to fulfil or to fulfil duly the obligations	230	2,146	(1,926)	736	(20)
Exchange rates of foreign currency transactions	240	28,493	(31,632)	5,134	(43,296)
Reduction of inventory cost as of the	250				

end of the period under report					
Writing off accounts receivable and payable with expired limitation period	260	9	(168)	454	(1,069)

MINUTES NO. 01-03
OF THE JOINT GENERAL MEETING
OF SHAREHOLDERS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM (EXTRAORDINARY)

Saint Petersburg
February 14, 2003

MINUTES No. 01-03
of the joint general meeting
of shareholders
of the Open Joint-Stock Company
North-West Telecom (extraordinary)

Place of holding: 14, Sinopskaya naberezhnaya, St. Petersburg, Russia

Time of holding: February 14, 2003 at 13:00 (starting time of registration 11:00)

Chairperson of the Meeting: Alexandr Abramovich Sysoyev - General Manager of OJSC North-West Telecom

Head of the Secretariat of the Meeting: Nikolay Gennadyevich Bredkov

Presidium: Yu.A. Bilibin, O.A. Lebedinets, D.V. Levkovsky, I.M. Ragozina, I.I.Rodionov, S.V. Soldatenkov

Number of shareholders registered for participation in the joint general Meeting of the shareholders (extraordinary) and their representatives taking into account the absentee voting shareholders - 1187

AGENDA

1. **Early termination of the powers of the Company's Board of Directors and electing the Company's Board of Directors**
2. **Early termination of the powers of the Company's General Manager Alexandr Abramovich Sysoyev, appointing the Company's General Manager and establishing the term of his/her office**
3. **Early termination of the powers of the members of the Auditing Committee of the Company and electing the Company's Auditing Committee**
4. **Approving the Articles of Association in a new version**
5. **Approving the Provisions on the Company's general meeting of the shareholders in a new version**
6. **Approving the Provisions on the Board of Directors of the Company, in new version**
7. **Approving the Provisions on the Company's Management Board, in new version**
8. **Payment of remuneration and reimbursement to the members of Company's Board of Directors**
9. **Payment of remuneration and reimbursement to the members of Company's Auditing Committee**

SPEAKER: Chairman of the Meeting A.A. Sysoyev

A.A. Sysoyev greeted the attending public and said that, in accordance with the contracts of affiliation of regional telecommunication companies of the North-Western Federal District with OJSC Petersburg Telephone Network, the Company was obliged to hold the meeting of the shareholders with the presented agenda. This requirement is fulfilled by this meeting.

In compliance with the Provisions on the General Meeting of the Company's Shareholders, **Alexandr Abramovich Sysoyev**, General Manager of OJSC North-West Telecom, is the Chairman of the Meeting.

A Secretariat consisting of 6 persons ensures holding the meeting. The Secretariat is headed by **Nikolay Gennadyevich Bredkov**.

In compliance with article 56 of the Federal Law On Joint-Stock Companies, the duties of the Returning Board are performed by CJSC Registrator-Svyaz, the Company's registrar.

As of 01-00 p.m., 1,187 shareholders and their authorized representatives were registered. All in all they had 654,704,106 votes; of them 925 shareholders having all in all 72,715,487 votes are taking part in the meeting by sending filled out ballots to the Company.

THE NUMBER OF VOTES HELD BY MEMBERS OF THE BOARD OF DIRECTORS OR OFFICIALS OF THE COMPANY'S MANAGEMENT BODIES IS 1,336,131;

The number of votes held by the shareholders entitled to vote in respect of issues Nos. 1, 2, 4, 5, 6, 7, 8 and 9 of the agenda of the meeting is 654,704,106, or 88.96 per cent of the total number of floated voting shares of the Company, except for the voting shares acquired (redeemed) by the Company;

The number of votes held by the shareholders entitled to vote in respect of issue No. 3 of the agenda of the meeting (Electing the Auditing Committee of the Company) is 653,367,975 , or 88.78 per cent of the total number of floated voting shares of the Company, except for the shares acquired (redeemed) by the Company and except for the voting shares held by Members of the Board of Directors or officials of the Company's management bodies.

The quorum for taking decisions on issues Nos. 1, 2, 4, 5, 6, 7, and 8 of the agenda of the meeting is ensured by participation of the shareholders holding all in all over **50 per cent** of the total number of floated voting shares of the Company, except for the voting shares acquired (redeemed) by the Company.

THE QUORUM FOR TAKING A DECISION ON ISSUE NO. 3 (ELECTING THE AUDITING COMMITTEE OF THE COMPANY) IS ENSURED BY PARTICIPATION OF THE SHAREHOLDERS HOLDING ALL IN ALL OVER 50 PER CENT OF THE TOTAL NUMBER OF FLOATED VOTING SHARES OF THE COMPANY, EXCEPT FOR THE SHARES ACQUIRED (REDEEMED) BY THE COMPANY AND EXCEPT FOR THE VOTING SHARES HELD BY MEMBERS OF THE BOARD OF DIRECTORS OR OFFICIALS OF THE COMPANY'S MANAGEMENT BODIES.

Thus, there is the quorum for taking decisions on all issues of the agenda of the joint general meeting of the shareholders of OJSC North-West Telecom (extraordinary).

In compliance with the Provisions on the General Meeting of the Shareholders, questions concerning the agenda of the Meeting shall be submitted to the Secretariat in writing with the indication of the shareholders full name.

The time allotted for main reports on the issues of the agenda shall be up to 30 minutes, for co-reports up to -20 minutes, for speeches in debates up to 5 minutes and for answers to questions up to 15 minutes. Discussion of one issue of the agenda shall not exceed 40 minutes (without taking into account the time of the main report).

<u>On the first issue of the agenda</u>:

EARLY TERMINATION OF THE POWERS OF THE COMPANY'S BOARD OF DIRECTORS AND ELECTING THE COMPANY'S BOARD OF DIRECTORS

SPEAKER: Antonina Alexeyevna Bondarenko, Secretary of the Board of Directors.

The speaker said that, in compliance with the agreements of affiliation of regional telecommunication companies of the North-Western Federal District with OJSC Petersburg Telephone Network, after the affiliation process is over, early termination of the powers of the Members of the Board of Directors and election of a new Board of Directors is required. All motions in respect of proposing candidates were presented from shareholders who possessed all in all more than two per cent of the voting shares.

The Board of Directors considered and recognized as eligible the applications received by the Company from shareholders in respect of proposing candidates for the Board of Directors and took a decision to include the proposed candidates in the list of candidatures for voting in the election to the Company's Board of Directors at the joint general meeting of the shareholders.

The following list of candidates to the Board of Directors is presented to the shareholders (the list has been made up in the alphabetical order):

Full name of the candidate	Position of the candidate	Shareholder (group of shareholders) proposing the candidate
Dmitry Leonidovich Ankudinov	Vice-President, Renaissance Capital LLC	(Svyazinvest OJSC 374172243 voting shares)
Vadim Yevgenyevich Belov	Deputy General Manager, OJSC Svyazinvest	(Svyazinvest OJSC 374172243 voting shares)
Yury Alexandrovich Bilibin	Assistant General Manager, OJSC Svyazinvest	(Svyazinvest OJSC 374172243 voting shares)
Benjamin Stefan David Vilkening	Managing Director, AIG-Brunswick Capital Management Limited Company	Stotter Limited Company (58182670 voting shares)
Alexandr Alexandrovich Gogol	Rector, Saint Petersburg State University of Telecommunications	(Svyazinvest OJSC 374172243 voting shares)
Boris Viktorovich Yevseyev	Director, AIG-Brunswick Capital Management Limited Company	Fractor Investments Limited Company (26648680 voting shares)
Yelena Viktorovna Zabuzova	Deputy Director - Head of the Department of Economic and Rate Policy, OJSC Svyazinvest	(Svyazinvest OJSC 374172243 voting shares)
Alexandr Vyacheslavovich Ikonnikov	Director of Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors	Lindsell Enterprises Limited Company (35001391 voting shares)
Eduard Yuryevich Kuleshov	Investments manager, AIG-Brunswick Capital Management Limited Company	Fractor Investments Limited Company (26648680 voting shares)
Dmitry Vladimirovich Levkovsky	Vice-President, NCH Advisors Inc. Company	Lindsell Enterprises Limited Company (35001391 voting shares)
Oleg Mikhaylovich Mikhaylov	Director of Information Support Department, OJSC Svyazinvest	(Svyazinvest OJSC 374172243 voting shares)
Oxana Valeryevna Petrova	Deputy Head of the Division, Corporate Management Department, OJSC Svyazinvest	(Svyazinvest OJSC 374172243 voting shares)

Irina Mikhailovna Ragozina	Manager of the Corporate Management Department, OJSC Svyazinvest	(Svyazinvest OJSC 374172243 voting shares)
Ivan Ivanovich Rodionov	Managing Director, AIG-Brunswick Capital Management Limited Company	Stotter Limited Company (58182670 voting shares)
Sergey Vladimirovich Soldatenkov	not indicated	(Svyazinvest OJSC 374172243 voting shares)
Alexandr Abramovich Sysoyev	General Manager of OJSC North-West Telecom	(Svyazinvest OJSC 374172243 voting shares)
Valery Nikolayevich Yashin	General Manager, OJSC Svyazinvest	(Svyazinvest OJSC 374172243 voting shares)

PARTICIPANTS OF DEBATE:
Shareholder Sergey Mikhailovich Moiseyev (the text of the speech is enclosed in Appendix No. 1).

THERE HAVE BEEN QUESTIONS FROM:
S.M. Moiseyev, shareholder;
P.A. Churkina, shareholder;
G.A. Suslova, shareholder;
V.P. Konovalenko, shareholder;
I.A. Smirnov, shareholder.

THE QUESTIONS HAVE BEEN ANSWERED BY:
Alexandr Abramovich Sysoyev - General Manager of OJSC North-West Telecom

MOTION FOR VOTING:
1.1. EARLY TERMINATION OF THE POWERS OF THE COMPANY'S BOARD OF DIRECTORS

1.2. THE Company'S Board of Directors shall be ELECTED FROM the following LIST:

Dmitry Leonidovich Ankudinov
Vadim Yevgenyevich Belov
Yury Alexandrovich Bilibin
Benjamin Stefan David Vilkening
Alexandr Alexandrovich Gogol
Boris Viktorovich Yevseyev
Yelena Viktorovna Zabuzova
Alexandr Vyacheslavovich Ikonnikov
Eduard Yuryevich Kuleshov
Dmitry Vladimirovich Levkovsky
Oleg Mikhaylovich Mikhaylov
Oxana Valeryevna Petrova
Irina Mikhailovna Ragozina
Ivan Ivanovich Rodionov
Sergey Vladimirovich Soldatenkov
Alexandr Abramovich Sysoyev
Valery Nikolayevich Yashin

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the first issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the first issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.
According to clause 4, article 66 of the Federal Law On Joint-Stock Companies, the candidates receiving most of the votes shall be considered as elected to the Board of Directors of the Company.

On the second issue of the agenda:

EARLY TERMINATION OF THE POWERS OF THE COMPANY'S GENERAL MANAGER ALEXANDR ABRAMOVICH SYSOYEV, APPOINTING THE COMPANY'S GENERAL MANAGER AND ESTABLISHING THE TERM OF HIS/HER OFFICE

SPEAKER: Antonina Alexeyevna Bondarenko, Secretary of the Board of Directors.

The speaker said that, in compliance with the agreements of affiliation of regional telecommunication companies of the North-Western Federal District with OJSC Petersburg Telephone Network, after the affiliation process is over, early termination of the powers of the General Manager and a new appointment of the General Manager is required.

The Board of Directors of the Company has considered and recognized as eligible the application of OJSC Svyazinvest on proposal of a candidate for the position of the General Manager of the Company and has decided:

1. To include Alexandr Abramovich Sysoyev in the list of candidates for voting on appointment of the Company's General Manager at the joint general (extraordinary) meeting of the Company's shareholders.
2. To recommend to the joint general meeting of the Company's shareholders that it should establish a term of office of -2 years for the General Manager.

THERE HAVE BEEN QUESTIONS FROM:

E.I. Zheleznyak, shareholder;
I.A. Smirnova, shareholder;
I.L. Rudich, shareholder;
Cheryl Ann Seagsby, shareholder.

THE QUESTIONS HAVE BEEN ANSWERED BY:

Alexandr Abramovich Sysoyev - General Manager of OJSC North-West Telecom

MOTION FOR VOTING:

2.1. The powers of the Company's General Manager Alexandr Abramovich Sysoyev shall be terminated earlier than initially planned.

2.2. Alexandr Abramovich Sysoyev shall be appointed the Company's General Manager for a period of two years.

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the second issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the second issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

<u>On the third issue of the agenda</u>:

EARLY TERMINATION OF THE POWERS OF THE MEMBERS OF THE AUDITING COMMITTEE OF THE COMPANY AND ELECTING THE COMPANY'S AUDITING COMMITTEE

SPEAKER: Antonina Alexeyevna Bondarenko, Secretary of the Board of Directors.

The speaker said that, in compliance with the agreements of affiliation of regional telecommunication companies of the North-Western Federal District with OJSC Petersburg Telephone Network, after the affiliation process is over, early termination of the powers of the Auditing Committee and election of a new Auditing Committee is required.

The Board of Directors of OJSC North-West Telecom considered the motions in respect of proposing candidates to the Auditing Committee of the Company, received from the shareholders holding all in all over two per cent of voting shares, and decided to include the following candidates in the list of candidatures for the election to the Auditing Committee (the list has been made up in the alphabetical order):

Full name of the candidate	Position of the candidate	Shareholder (group of shareholders) proposing the candidate
Konstantin Vladimirovich Belyaev	Chief Accountant, OJSC Svyazinvest	(Svyazinvest OJSC 374172243 voting shares)
Lyubov Alexandrovna Greseva	Chief Specialist of the Department of Internal Audit and Economic Analysis, Svyazinvest OJSC	(Svyazinvest OJSC 374172243 voting shares)
Elena Alexandrovna Kukina	Chief Specialist of the Corporate Financing and Direct Investment Department of OJSC Svyazinvest	(Svyazinvest OJSC 374172243 voting shares)
Irina Viktorovna Prokofyeva	Deputy Director - Head of the Department of Internal Audit and Economic Analysis, OJSC Svyazinvest	(Svyazinvest OJSC 374172243 voting shares)

In compliance with clause 7, article 53 of Federal Law "On Joint-Stock Companies", the following extra candidates shall be added to the list of candidatures for voting in the election of the Company's Auditing Committee:

Full name of the candidate	Position of the candidate	Shareholder (group of shareholders) proposing the candidate

Andrey Yakovlevich Lang	Deputy Director in charge of economics and finance of OJSC North-West Telecom	Company's Board of Directors
Mariya Leonidovna Pravdina	Head of the Investment department, OJSC North-West Telecom	Company's Board of Directors
Natalia Vladimirovna Fedorova	Chief accountant of the Branch of OJSC North-West Telecom, Electrosvyaz of Pskov Oblast	Company's Board of Directors

THERE HAVE BEEN QUESTIONS FROM:
V.P. Konovalenko, shareholder;
Cheryl Ann Seagsby, shareholder.

THE QUESTIONS HAVE BEEN ANSWERED BY:
Alexandr Abramovich Sysoyev - General Manager of OJSC North-West Telecom

MOTION FOR VOTING:
3.1. THE POWERS OF THE MEMBERS OF THE AUDITING COMMITTEE OF THE COMPANY SHALL BE TERMINATED EARLIER THAN INITIALLY PLANNED.
3.2. THE AUDITING COMMITTEE OF THE COMPANY SHALL BE ELECTED ACCORDING TO THE PROPOSED LIST
Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the third issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the third issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Under clause 6, article 85 of the Federal Law On Joint-Stock Companies, shares belonging to Members of the Board of Directors or officials of the management bodies of OJSC North-West Telecom shall not participate in the voting during the election of the members of the Company's Auditing Committee.

On the fourth issue of the agenda:
APPROVING THE COMPANY'S ARTICLES OF ASSOCIATION IN THE NEW VERSION
SPEAKER: Nikolay Gennadyevich Bredkov, Deputy General Manager - Corporate Management Director.

The speaker told the shareholders that the state had continued the work aimed at making joint-stock companies more open and at protecting the rights of minority shareholders. Since the start of the year, supplements to the Federal Law "On Joint-Stock Companies" took effect, and then the Federal Commission for the Securities Market (FKCB) approved several other documents. The first were the Provisions on Extra Requirements Concerning the Procedure of Preparing, convoking and Holding the General Meeting of the Shareholders. The second was the Corporate Behaviour Code.

While the new requirements of the law concerning the Articles of Association were taken into account in the preparation of the previous version of the Articles of Association, the Provisions and the Code appeared later and have not been taken into consideration in the

last years document. It has become necessary to introduce extra changes, which has become a pre-requisite of making the new version.

The Board of Directors has considered the proposed version of the Articles of Association and put it forward for consideration by the general meeting of the shareholders.

PARTICIPANTS OF DEBATE:
Shareholder Pavel Alexandrovich Churkin (the text of the speech is enclosed in Appendix No. 1);
Shareholder Georgy Mikhailovich Gryaznov (the text of the speech is enclosed in Appendix No. 1).

THERE HAVE BEEN QUESTIONS FROM:
E.K. Zheleznyak, shareholder;
I.S. Kvachev, shareholder.

THE QUESTIONS HAVE BEEN ANSWERED BY:
N.G. Bredkov, Deputy General Manager – Corporate Management Director

MOTION FOR VOTING:
4. THE COMPANY'S ARTICLES OF ASSOCIATION IN THE NEW VERSION SHALL BE APPROVED
Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the third, fourth, fifth, sixth and seventh issue of the Agenda.

On the fifth issue of the agenda:
APPROVING THE PROVISIONS ON THE GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS IN THE NEW VERSION
SPEAKER: Nikolay Gennadyevich Bredkov, Deputy General Manager - Corporate Management Director.

The speaker told the shareholders that last year the Federal Commission for Securities Market approved the Provisions on Extra Requirements concerning the Procedure of Preparing, Convoking and Holding the General Meeting of the Shareholders and the Corporate Behaviour Code. These documents have given a stimulus to revise the old active Provisions.

The version of the Provisions presented to the shareholders contains a code of rules for the preparation, convocation and holding of the general meeting of the shareholders. This version is aimed at ensuring the rights of the shareholders in managing the joint-stock company, to avoid any violations that may arise when general meetings of the shareholders are held.

The Board of Directors considered the proposed version of the "Provisions on the General Meeting of the Shareholders" of OJSC North-West Telecom and presented it for considering by the general meeting of the shareholders.

MOTION FOR VOTING:
5. THE PROVISIONS ON THE GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS SHALL BE APPROVED IN THE NEW VERSION

On the sixth issue of the agenda:

APPROVING THE PROVISIONS ON THE COMPANY'S BOARD OF DIRECTORS IN THE NEW VERSION

SPEAKER: Nikolay Gennadyevich Bredkov, Deputy General Manager - Corporate Management Director.

The speaker told the shareholders that there have been some editing in the new version of the Provisions and that the article on remuneration of the Members of the Board of Directors has been in fact entirely revised.

In the new article the remuneration system is established:

- base characteristics have been established for assigning the remuneration (quarterly remuneration shall depend on the proceeds and the annual remuneration shall be a percentage of profit),
- material responsibility for attendance of meetings has been increased (a 30% reduction in case of absence from more than a half of actual meetings and a 100% reduction in case of participation less than in a half of meetings held by any method),
- some technical calculations for payment have been determined.

In connection with significant changes in the article on remuneration, it is more convenient not to introduce a separate change, but to adopt a new version of the document.

The Board of Directors considered the proposed version of the "Provisions on the Board of Directors of OJSC North-West Telecom" and presented it for considering by the general meeting of the shareholders.

PARTICIPANTS OF DEBATE:

Shareholder Pavel Alexandrovich Churkin (the text of the speech is enclosed in Appendix No. 1);

MOTION FOR VOTING:

6. PROVISIONS ON THE COMPANY'S BOARD OF DIRECTORS SHALL BE APPROVED IN THE NEW VERSION

On the seventh issue of the agenda:

APPROVING THE PROVISIONS ON THE COMPANY'S MANAGEMENT BOARD IN THE NEW VERSION

SPEAKER: Nikolay Gennadyevich Bredkov, Deputy General Manager - Corporate Management Director.

THE SPEAKER TOLD THE SHAREHOLDERS THAT IN THE NEW VERSION OF THE PROVISIONS: THE NUMBER OF ARTICLES HAS BEEN REDUCED, THERE HAS BEEN CERTAIN EDITING, AND THE ARTICLE ON REMUNERATION OF THE MEMBERS OF THE MANAGEMENT BOARD HAS BEEN REVISED.

In the revision of the article on remuneration, in the same way as in the Provisions on the Board of Directors, the following system has been prepared:

- **THE BASE CHARACTERISTIC HAS BEEN ESTABLISHED FOR ASSIGNING THE REMUNERATION, VIZ.: A PERCENTAGE OF THE COMPANY'S PROFIT,**
- it has been established that the remuneration standard is determined by the Board of Directors,
- the official providing materials for remuneration distribution has been established this is the Chairperson of the Management Board,
- a possibility has been provided for Members of the Management Board to take part in option programmes.

In connection with significant changes, it is more convenient not to introduce a separate change, but to adopt a new version of the document.

The Board of Directors considered the proposed version of the "Provisions on the Management Board of OJSC North-West Telecom" and presented it for considering by the general meeting of the shareholders.

PARTICIPANTS OF DEBATE:

Shareholder Pavel Alexandrovich Churkin (the text of the speech is enclosed in Appendix No. 1);

MOTION FOR VOTING:

7. PROVISIONS ON THE COMPANY'S MANAGEMENT BOARD SHALL BE APPROVED IN THE NEW VERSION

On the eighth issue of the agenda:

ON PAYMENT OF REMUNERATION AND REIMBURSEMENT TO THE MEMBERS OF COMPANY'S BOARD OF DIRECTORS

SPEAKER: Nikolay Gennadyevich Bredkov, Deputy General Manager - Corporate Management Director.

The speaker told the shareholders that the issue of payment of remuneration and reimbursement to the members of Company's Board of Directors is within the terms of reference of the general meeting of the shareholders. The Committee for Reporting and Remuneration at the Board of Directors, headed by Independent Member of the Board of Directors I.I. Rodionov, considered and approved proposals on remuneration and compensation to Members of the Board of Directors, which are presented for approval by the general meeting of the shareholders.

PARTICIPANTS OF DEBATE:

Shareholder Sergey Ivanovich Bolshakov (the text of the speech is enclosed in Appendix No. 1);

Shareholder Victor Petrovich Konovalenko (the text of the speech is enclosed in Appendix No. 1);

Shareholder Sergey Mikhailovich Moiseyev (the text of the speech is enclosed in Appendix No. 1);

Shareholder Igor Valeryevich Zinichev (the text of the speech is enclosed in Appendix No. 1);

Shareholder Pavel Alexandrovich Churkin (the text of the speech is enclosed in Appendix No. 1);

THERE HAVE BEEN QUESTIONS FROM:

S.M. Moiseyev, shareholder;

I.A. Smirnova, shareholder;

I.L. Rudich, shareholder;

Cheryl Ann Seagsby, shareholder;

V.P. Konovalenko, shareholder.

THE QUESTIONS HAVE BEEN ANSWERED BY:

N.G. Bredkov, Deputy General Manager – Corporate Management Director

MOTION FOR VOTING:

THE FOLLOWING SHALL BE APPROVED:

8.1. THE AMOUNT OF REMUNERATION TO MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS ACCORDING TO THEIR TERM OF OFFICE:

QUARTERLY TO EACH MEMBER OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.0065% OF THE COMPANY'S PROCEEDS FROM SALES OF GOODS, PRODUCTS, JOBS OR SERVICES FOR THE REPORTING QUARTER ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS;

ANNUAL FOR ALL MEMBERS OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.4% OF THE NET PROFIT FOR THE YEAR UNDER REPORT ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS.

8.2. AMOUNT OF COMPENSATION TO THE MEMBERS OF COMPANY'S BOARD OF DIRECTORS, EQUAL TO PROVEN EXPENSES RELATED TO THEIR PERFORMANCE OF THE DUTIES OF MEMBERS OF THE BOARD OF DIRECTORS.

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the eighth issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the eighth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

On the ninth issue of the agenda:

On PAYMENT OF REMUNERATION AND REIMBURSEMENT TO THE MEMBERS OF COMPANY'S AUDITING COMMITTEE

SPEAKER: Nikolay Gennadyevich Bredkov, Deputy General Manager - Corporate Management Director.

The speaker told the shareholders that both the amount of remuneration and the amount of compensation to the members of the Company's Auditing Committee must be established, equal to all proven expenses related to their performance of the duties of members of the Auditing Committee.

PARTICIPANTS OF DEBATE:

Yaroslav Gritsko, representative of CJSC IK Univer (the text of the speech is enclosed in Appendix No. 1).

THERE HAVE BEEN QUESTIONS FROM:

M.N. Kiseleva, shareholder

THE QUESTIONS HAVE BEEN ANSWERED BY:

Alexandr Abramovich Sysoyev - General Manager of OJSC North-West Telecom

MOTION FOR VOTING:

THE FOLLOWING SHALL BE APPROVED:

9.1. AMOUNT OF QUARTERLY REMUNERATION TO EACH MEMBER OF THE COMPANY'S AUDITING COMMITTEE, EQUAL TO 50% OF THE AMOUNT OF THE REMUNERATION PROVIDED FOR EACH MEMBER OF THE COMPANY'S BOARD OF DIRECTORS ON A QUARTERLY BASIS.

9.2. AMOUNT OF COMPENSATION TO THE MEMBERS OF COMPANY'S AUDITING COMMITTEE, EQUAL TO PROVEN EXPENSES RELATED TO THEIR PERFORMANCE OF THE DUTIES OF MEMBERS OF THE AUDITING

COMMITTEE.

Chairman of the Meeting A.A. Sysoyev announced a 15 minutes break for voting on the issues of the Agenda of the Meeting and a 30 minutes break for summing up the results of voting on the issues of the Agenda of the Meeting.

Ivan Vladimirovich Maximov, a representative of the Returning Board, announced the voting results and the decisions taken.

1. Early termination of the powers of the Company's Board of Directors and electing the Company's Board of Directors

Voting results (ballot No.1)

1.1. The powers of the of the Company's Board of Directors shall be terminated earlier than initially planned.

654,076,212 votes participated in the voting, among them ballots containing all in all **3,594,165** votes having been considered as invalid.

Shareholders opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the first issue of the agenda
IN FAVOUR	**650,241,521**	**99.32%**
AGAINST	**72,807**	**0.01%**
ABSTENTIONS	**167,719**	**0.03%**

1.2. The Company's Board of Directors shall be elected from the following list

№	Full name of the candidate	Number of votes
1	Dmitry Leonidovich Ankudinov	**153,891**
2	Vadim Yevgenyevich Belov	**610,825,806**
3	Yury Alexandrovich Bilibin	**612,129,551**
4	Benjamin Stefan David Vilkening	**579,081,295**
5	Alexandr Alexandrovich Gogol	**612,744,773**
6	Boris Viktorovich Yevseyev	**226,004,484**
7	Yelena Viktorovna Zabuzova	**796,691**
8	Alexandr Vyacheslavovich Ikonnikov	**750,798,911**
9	Eduard Yuryevich Kuleshov	**76,925**
10	Dmitry Vladimirovich Levkovsky	**638,231,838**

11	Oleg Mikhaylovich Mikhaylov	**710,628**
12	Oxana Valeryevna Petrova	**458,820**
13	Irina Mikhailovna Ragozina	**614,775,923**
14	Ivan Ivanovich Rodionov	**584,737,507**
15	Sergey Vladimirovich Soldatenkov	**614,000,086**
16	Alexandr Abramovich Sysoyev	**552,578,657**
17	Valery Nikolayevich Yashin	**628,505,547**
	Against all the candidates	**164,186**
	Abstentions regarding all the candidates	**611,501**

Based on the results of voting on the first issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

1.1. EARLY TERMINATION OF THE POWERS OF THE COMPANY'S BOARD OF DIRECTORS

1.2. THE BOARD OF DIRECTORS SHALL BE ELECTED WITH THE FOLLOWING MEMBERS:

1. **Vadim Yevgenyevich Belov**
2. **Yury Alexandrovich Bilibin**
3. **Benjamin Stefan David Vilkening**
4. **Alexandr Alexandrovich Gogol**
5. **Alexandr Vyacheslavovich Ikonnikov**
6. **Dmitry Vladimirovich Levkovsky**
7. **Irina Mikhailovna Ragozina**
8. **Ivan Ivanovich Rodionov**
9. **Sergey Vladimirovich Soldatenkov**
10. **Alexandr Abramovich Sysoyev**
11. **Valery Nikolayevich Yashin**

2. Early termination of the powers of the Company's General Manager Alexandr Abramovich Sysoyev, appointing the Company's General Manager and establishing the term of his/her office

Voting results (ballot No.2)

2.1. The powers of the Company's General Manager Alexandr Abramovich Sysoyev shall be terminated earlier than initially planned.

654,453,900 votes participated in the voting, among them ballots containing all in all **414,731** votes having been considered as invalid.

	Voting results

Shareholders opinion	**Number of votes**	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the second issue of the agenda
IN FAVOUR	**640,000,238**	**97.75 %**
AGAINST	**322,922**	**0.05%**
ABSTENTIONS	**13,716,009**	**2.09%**

2.2. Alexandr Abramovich Sysoyev shall be appointed the Company's General Manager for a period of two years.

654,453,900 votes participated in the voting, among them ballots containing all in all **423,467** votes having been considered as invalid.

Shareholders opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the second issue of the agenda
IN FAVOUR	**638,975,090**	**97.60%**
AGAINST	**857,459**	**0.13%**
ABSTENTIONS	**14,197,884**	**2.17%**

Based on the results of voting on the second issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

2.1. THE POWERS OF THE COMPANY'S GENERAL MANAGER ALEXANDR ABRAMOVICH SYSOYEV SHALL BE TERMINATED EARLIER THAN INITIALLY PLANNED.

2.2. ALEXANDR ABRAMOVICH SYSOYEV SHALL BE APPOINTED THE COMPANY'S GENERAL MANAGER FOR A PERIOD OF TWO YEARS.

3. Early termination of the powers of the members of the Auditing Committee of the Company and electing the Company's Auditing Committee

Voting results (ballot No.2)

3.1. The powers of the Company's Auditing Committee shall be terminated earlier than initially planned.

654,085,369 votes participated in the voting, among them ballots containing all in all **448,011** votes having been considered as invalid.

Shareholders opinion	**Voting results**	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the third issue of the agenda
IN FAVOUR	**639,587,920**	**97.69%**
AGAINST	**89,083**	**0.01 %**
ABSTENTIONS	**13,960,355**	**2.13%**

3.2. The auditing committee of the company shall be elected according to the proposed list

653,298,549 votes participated in the voting

Full name of the candidate	Number of votes		
	In favour	Against	Abstentions
Konstantin Vladimirovich Belyaev	**637,136,384**	**436,092**	**13,878,253**
Lyubov Alexandrovna Greseva	**636,840,963**	**480,296**	**14,124,571**
Elena Alexandrovna Kukina	**636,848,110**	**479,560**	**14,122,268**
Andrey Yakovlevich Lang	**637,233,339**	**408,986**	**13,819,562**
Mariya Leonidovna Pravdina	**637,172,147**	**439,298**	**13,715,212**
Irina Viktorovna Prokofyeva	**637,151,790**	**425,507**	**13,735,012**
Natalia Vladimirovna Fedorova	**637,679,210**	**78,368**	**13,714,156**

Based on the results of voting on the third issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

3.1. THE POWERS OF THE COMPANY'S AUDITING COMMITTEE SHALL BE TERMINATED EARLIER THAN INITIALLY PLANNED.

3.2. TO ELECT THE AUDITING COMMITTEE OF THE COMPANY WITH THE FOLLOWING MEMBERS:

1. **Konstantin Vladimirovich Belyaev**
2. **Lyubov Alexandrovna Greseva**
3. **Elena Alexandrovna Kukina**
4. **Andrey Yakovlevich Lang**
5. **Mariya Leonidovna Pravdina**
6. **Irina Viktorovna Prokofyeva**
7. **Natalia Vladimirovna Fedorova**

4. Approving the Articles of Association in a new version

Voting results (ballot No.3)

654,445,838 votes participated in the voting, among them ballots containing all in all **348,446** votes having been considered as invalid.

Shareholders opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the fourth issue of the agenda
IN FAVOUR	**252,436,034**	**38.56%**
AGAINST	**376,132,069**	**57.45%**
ABSTENTIONS	**25,529,289**	**3.90%**

Voting results in respect of the fourth issue of the Agenda (Minutes of the Returning Board are enclosed) show that the Meeting of the Shareholders HAS NOT TAKEN the decision on approving the Company's Articles of Association in the new version.

5. Approving the Provisions on the Company's general meeting of the shareholders in a new version

Voting results (ballot No.3)

654,452,262 votes participated in the voting, among them ballots containing all in all 206,115 votes having been considered as invalid.

Shareholders opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the fifth issue of the agenda
IN FAVOUR	**628,221,454**	**95.96%**
AGAINST	**468,676**	**0.07%**
ABSTENTIONS	**25,556,017**	**3.90%**

Based on the results of voting on the fifth issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

5. APPROVING THE PROVISIONS ON THE COMPANY'S GENERAL MEETING OF THE SHAREHOLDERS, IN NEW VERSION

6. Approving the Provisions on the Board of Directors of the Company in a new version

Voting results (ballot No.3)

654,452,159 votes participated in the voting, among them ballots containing all in all 204,717 votes having been considered as invalid.

Shareholders opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the sixth issue of the agenda
IN FAVOUR	**627,859,361**	**95.90%**
AGAINST	**799,032**	**0.12%**
ABSTENTIONS	**25,589,049**	**3.91%**

Based on the results of voting on the sixth issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

6. TO APPROVE THE PROVISIONS ON THE BOARD OF DIRECTORS OF THE COMPANY IN A NEW VERSION

7. Approving the Provisions on the Company's Management Board, in new version

Voting results (ballot No.3)

654,452,125 votes participated in the voting, among them ballots containing all in all **206,341** votes having been considered as invalid.

Shareholders opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the seventh issue of the agenda

IN FAVOUR	**627,803,261**	**95.89%**
AGAINST	**550,487**	**0.08%**
ABSTENTIONS	**25,892,036**	**3.95%**

Based on the results of voting on the seventh issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

7. THE PROVISIONS ON THE COMPANY'S MANAGEMENT BOARD IN A NEW VERSION SHALL BE APPROVED.

8. Payment of remuneration and reimbursement to the members of Company's Board of Directors

Voting results (ballot No.4)

654,100,365 votes participated in the voting, among them ballots containing all in all **724,681** votes having been considered as invalid.

Shareholders opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the eighth issue of the agenda
IN FAVOUR	**637,472,621**	**97.37%**
AGAINST	**1,514,249**	**0.23%**
ABSTENTIONS	**14,388,814**	**2.20%**

Based on the results of voting on the eighth issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

THE FOLLOWING SHALL BE APPROVED:

8.1. AMOUNT OF REMUNERATION TO MEMBERS OF THE BOARD OF DIRECTORS ACCORDING TO THEIR TERM OF OFFICE:

QUARTERLY TO EACH MEMBER OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.0065% OF THE COMPANY'S PROCEEDS FROM SALES OF GOODS, PRODUCTS, JOBS OR SERVICES FOR THE REPORTING QUARTER ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS;

ANNUAL FOR ALL MEMBERS OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.4% OF THE NET PROFIT FOR THE YEAR UNDER REPORT ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS.

8.2. AMOUNT OF COMPENSATION TO THE MEMBERS OF COMPANY'S BOARD OF DIRECTORS, EQUAL TO PROVEN EXPENSES RELATED TO THEIR PERFORMANCE OF THE DUTIES OF MEMBERS OF THE BOARD OF DIRECTORS.

9. Payment of remuneration and reimbursement to the members of Company's Auditing Committee

Voting results (ballot No.4)

654,100,365 votes participated in the voting, among them ballots containing all in all **588,578** votes having been considered as invalid.

	Voting results

Shareholders opinion	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the ninth issue of the agenda
IN FAVOUR	**637,615,925**	**97.39%**
AGAINST	**1,499,476**	**0.23%**
ABSTENTIONS	**14,396,386**	**2.20%**

Based on the results of voting on the ninth issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

THE FOLLOWING SHALL BE APPROVED:

9.1. AMOUNT OF QUARTERLY REMUNERATION TO EACH MEMBER OF THE COMPANY'S AUDITING COMMITTEE, EQUAL TO 50% OF THE AMOUNT OF THE REMUNERATION PROVIDED FOR EACH MEMBER OF THE COMPANY'S BOARD OF DIRECTORS ON A QUARTERLY BASIS.

9.2. AMOUNT OF COMPENSATION TO THE MEMBERS OF COMPANY'S AUDITING COMMITTEE, EQUAL TO PROVEN EXPENSES RELATED TO THEIR PERFORMANCE OF THE DUTIES OF MEMBERS OF THE AUDITING COMMITTEE.

Chairman of the meeting A.A. Sysoyev said that the shareholders were informed on the results of voting on the issues of the Agenda of the joint general meeting of the shareholders (extraordinary) and that the Decisions taken by the meeting were announced. The information on the results of the meeting will be published in the Izvestiya newspaper. A.A. Sysoyev announced that the joint general meeting of the shareholders (extraordinary) of OJSC North-West Telecom was closed.

The meeting was closed at: 16: 00

APPROVED

Board of Directors of the Open Joint-Stock Company North-West Telecom

Minutes #______ of ___ _______ 2003

Deputy Chairperson of the Board of Directors D.V. Levkovsky

(signature)

Official seal

QUARTERLY REPORT

OF THE ISSUER OF ISSUED SECURITIES

for: the 2nd quarter of 2003

Open Joint-Stock Company North-West Telecom

Issuer's code 00119-A

Place of business: St. Petersburg, Russia

Mailing address: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186

The information contained in this quarterly report may be disclosed in compliance with the legislation of the Russian Federation on securities.

General Manager A.A. Sysoyev________

(signature)

Chief Accountant A.V. Dvoretskikh__________

(signature)

Official seal

Contact person: ***Vladislav Yuryevich Smyslov***

Shareholders and Securities Department Manager

Tel: ***(812) 312-03-81*** Fax: ***(812) 325-83-23***

e-mail: ***vsmyslov@ptn.ru***

A. Data on the Issuer

9. Full official name of the Issuer company

Open Joint-Stock Company North-West Telecom
OJSC North-West Telecom

10. Abbreviated name

OJSC North-West Telecom
OJSC N. W. Telecom

11. Data on changes in the name and organizational and legal form of the Issuer

Petersburg Telephone Network Open Joint-Stock Company
OJSC PTN
Introduced on: ***16.05.1996***

Petersburg Telephone Network Public-Type Company
OTJSC PTN
Introduced on: ***6.05.1993***

Current name introduced on: ***10.12.2001***

12. Data on Issuer's state registration and licenses

Date of the Issuer's state registration: ***6.05.1993***
No. of the certificate of registration by the state (or any other document confirming the registration of the Issuer by the state): *2717*
Authority of state registration: ***Registration Chamber of St. Petersburg Mayor's Office***

Licenses:
Number: ***19132***
Date of issue: ***27.08.2001***
Period: ***till 27.08.2006***
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***Videoconferencing services (with Addendum # 1) in the territory of the Republic of Karelia, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts and Saint Petersburg***

Number: ***17591***
Date of issue: ***3.04.2001***
Period: ***till 03.04.2006***
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***mobile radiotelephone communication services (with Annex No.1) in the territory of St. Petersburg***

Number: ***22791***
Date of issue: ***11.07.2002***
Period: ***till 11.07.2007***
Authority issuing the license: ***Ministry of the Russian Federation on Communication and***

Informatization

Areas of activities: ***Telematic services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

Number: *22792*

Date of issue: ***11.07.2002***

Period: ***till 11.07.2007***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***Data transmission services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

Number: *23224*

Date of issue: ***1.08.2002***

Period: ***till 01.08.2007***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***Leasing out communication channels in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

Number: *23225*

Date of issue: ***1.08.2002***

Period: ***till 01.08.2007***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***Long-distance and international telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

Number: *23226*

Date of issue: ***14.11.2002***

Period: ***till 14.11.2007***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***Telegraph communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

Number: *23227*

Date of issue: ***4.10.2002***

Period: ***till 4.10.2012***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***provision of local and intra-zone telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***

Number: ***24074***

Date of issue: ***14.11.2002***

Period: ***till 01.02.2006***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***provision of cellular radio telephone communication services in the 450 MHz band in the territory of Arkhangelsk Oblast***

Number: ***24658***

Date of issue: ***14.11.2002***

Period: ***till 30.12.2007***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***provision of wired network sound broadcasting in the territory of Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov Oblasts, the Republic of Karelia and the Nenets Autonomous Area***

Number: ***3166***

Date of issue: ***24.01.1997***

Period: ***till 01.07.2006***

Authority issuing the license: ***Ministry of Communication of the Russian Federation***

Areas of activities: ***Local and long-distance telephone communication services (with Annexes Nos.1-5) in the territory of Leningrad Oblast***

Number: ***D 341184***

Date of issue: ***25.07.2002***

Period: ***till 25.07.2007***

Authority issuing the license: ***State Committee of RF for Construction and Housing and Communal Services***

Areas of activities: ***design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF***

Number: ***D 341156***

Date of issue: ***25.07.2002***

Period: ***till 25.07.2007***

Authority issuing the license: ***State Committee of RF for Construction and Housing and Communal Services***

Areas of activities: ***design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF***

Number: ***PI #2-6254***

Date of issue: ***15.11.2002***

Period: ***not determined***

Authority issuing the license: ***Ministry of RF for Press, Telecasting, Broadcasting and Mass Media***

Areas of activities: ***Certificate of registration of the edition Ves Peterburg. A reference periodical. Distributed in St. Petersburg and Leningrad Oblast***

Number: ***12972***

Date of issue: ***8.10.1999***

Period: ***till 8.10.2004***

Authority issuing the license: ***The State Committee of the Russian Federation on Telecommunication (Annexes - by the Ministry of the Russian Federation of Communication and Informatization)***

Areas of activities: ***provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-5) in the territory of Arkhangelsk Oblast)***

Number: ***12842***

Date of issue: ***9.09.1999***

Period: ***till 9.09.2004***

Authority issuing the license: ***The State Committee of the Russian Federation on Telecommunication (Annexes - by the Ministry of the Russian Federation of Communication and Informatization)***

Areas of activities: ***License for provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the city of Vologda.***

Number: ***14799***

Date of issue: ***21.04.2000***

Period: ***till 21.04.2005***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the city of the village of Lovozero, Murmansk Oblast***

Number: ***14838***

Date of issue: ***21.04.2000***

Period: ***till 21.04.2005***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-4) in the territory of Murmansk Oblast)***

Number: ***15664***

Date of issue: ***21.04.2000***

Period: ***till 21.04.2005***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***provision of services in telecasting of programmes (with addenda Nos. 1-2) in the territory of Pskov Oblast***

13. Tax-payer's identification number

7808020593

14. Branch to which the Issuer belongs

OKONKh (All-Russia Classifier of National Economy Branches) codes:
52300/72200

15. Place of business, mailing address and contact telephone Nos. of the Issuer

Place of business: ***St. Petersburg, Russia***

Mailing address: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***

Tel: ***(812) 315-47-06*** Fax: ***(812) 110-62-77***

e-mail: ***office@nwtelecom.ru***

16. Data on Issuer's auditor

Name: ***Ernst and Jang Vneshaudit Private Joint-Stock Company***
Place of business: ***3 Konnogvardeiskiy bulvar, St. Petersburg, 190000***
TIN: *7717025097*
Mailing address: ***3 Konnogvardeiskiy bulvar, St. Petersburg, 190000***
Tel: ***(812) 325-8100*** Fax: ***(812) 3258101***
e-mail: ***none***

Data on Auditor's license:
No. of license: ***E003246***
Date of issue: ***17.01.2003***
Period: ***till 17.01.2008***
Authority issuing the license: ***Ministry of Finance of the Russian Federation***

17. Data on organizations registering titles to Issuer's securities

Registrar:
Name: ***Registrator-Svyaz Private Company***
Place of business: ***Russia, Moscow***
Mailing address: ***15A, ul. Kalanchevskaya, POB 45, Moscow, 107078***
Tel: ***(812) 975-3605*** Fax: ***(095) 975-3605***
e-mail: ***regsw@asvt.ru***

License:
No. of license: ***10-000-1-00258***
Date of issue: ***1.10.2002***
Period: ***not determined***
Authority issuing the license: ***Federal Commission for the Securities Market of RF***

Date since which the Issuer's registered securities register is kept by the said registrar: ***18.07.2002***

Depositary providing centralized care of issuer's securities:
Name: ***National Depositary Centre Nonprofit Partnership***
Place of business: ***12 ul. Zhitnaya, Moscow, Russia***
Mailing address: ***1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009***
Tel: ***(095) 956-2790, (095) 956-2791*** Fax: ***(095) 956-2792***
e-mail: ***none***

License:
No. of license: ***177-03437-000010***
Date of issue: ***4.12.2000***
Period: ***not determined***
Authority issuing the license: ***Federal Commission for Securities Market***

Date of the operation beginning: ***10.04.2002***

18. Issuer's depositary

No depositary

19. Issuer's participants

Total number of shareholders(participants) ***32 038***

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital:

19.1. Name: ***Investment Communication Company - Open Joint-Stock Company***

Place of business: ***str. 2, 55 Plyushchikha, Moscow, Russia***

Mailing address: ***str. 2, 55 Plyushchikha, Moscow, 119121***

Share in the Issuer's authorized capital: ***39.89 %***

Shareholders (participants) holding at least 25 per cent of the authorized capital of the Issuer's shareholder (participant):

19.1.1. Name: ***MUSTCOM LIMITED***

Place of business: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***

Mailing address: ***9, Dmitrovsky per., Moscow, 103031***

Share in the authorized capital of the Issuer's shareholder (participant): ***25% + 1 share***

19.1.2. Name: ***Ministry of Privity of RF***

Place of business: ***9 Nikolsky per., Moscow, 103685***

Mailing address: ***9 Nikolsky per., Moscow, 103685***

Share in the authorized capital of the Issuer's shareholder (participant): ***50 % + 1 share***

19.1.3. Name: ***Russian Fund of Federal Property***

Place of business: ***9 Leninsky pr-t, Moscow, 117049***

Mailing address: ***9 Leninsky pr-t, Moscow, 117049***

Share in the authorized capital of the Issuer's shareholder (participant): ***25% -2 shares***

19.2. Name: ***Brunswick UBS Warburg Nominees Private Company***

Place of business: ***52, emb. Kosmodamyanskaya, building 4, Moscow, 115054***

Mailing address: ***2/2 Paveletskaya square, Moscow, 115054***

Share in the Issuer's authorized capital: ***13.17 % (nominal holder)***

Shareholders (participants) holding at least 25 per cent of the authorized capital of the Issuer's shareholder (participant):

19.2.1. Name: ***Brunswick Warburg (Russia) Ltd.***

Place of business: ***The issuer has no data***

Mailing address: ***The issuer has no data***

Share in the authorized capital of the Issuer's shareholder (participant): ***100 %***

19.3. Name: ***Depository Clearing Company - Private Company***

Place of business: ***13, ul. 1st Tverskaya-Yamskaya, Moscow, 125047, Russia***

Mailing address: ***14/2 Staraya Basmannaya ul., building 4, Moscow, 103064, Russia***

Share in the Issuer's authorized capital: ***8.79 % (nominal holder)***

Shareholders (participants) holding at least 25 per cent of the authorized capital of the Issuer's shareholder (participant):

no such parties

19.4. Name: ***ZAO ING-Bank (Eurasia) Private Joint-Stock Company***

Place of business: ***31 ul. Krasnaya Presnya, Moscow, Russia***

Mailing address: ***31 ul. Krasnaya Presnya, Moscow, 123022***

Share in the Issuer's authorized capital: ***7.16 % (nominal holder)***

Shareholders (participants) holding at least 25 per cent of the authorized capital of the Issuer's shareholder (participant):

no such parties

19.5. Name: ***Lindsell Enterprises Limited***

Place of business: ***2-4 Arch Makarios III Avenue Capital Center, 9th floor 1505, Nicosia Cyprus***

Mailing address: ***17-23, ul. Taganskaya, korp. C 6th floor, Moscow, 109104 NCH ADVISORS INC. for Lindsell Enterprises Ltd***

Share in the Issuer's authorized capital: ***7.07 %***

Shareholders (participants) holding at least 25 per cent of the authorized capital of the Issuer's shareholder (participant):

no such parties

20. Issuer's management bodies structure

The Company's General Meeting of the Shareholders is the supreme management body of the Issuer.

The Company's Board of Directors consisting of 11 persons deals with the general management of Issuer's activities.

Executive bodies of the Company deal with the management of Issuer's current activities.

The General Manager is the sole executive authority, while the Management Board is the collegiate executive body.

Terms of reference of the general meeting of the Issuer's shareholders (participants) according to its Articles of Association (incorporation documents):

The terms of reference of the general meeting of the shareholders include the following issues that cannot be handed over for consideration by the Board of Directors, General Manager or Management Board of the Company:

1) introducing amendments and additions to the Articles of Association or approving the Articles of Association of the Company in a new version (except for the cases provided for by the Federal Law On Joint-Stock Companies), decisions being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting);

2) re-organization of the Company, decisions being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

3) liquidation of the Company, appointing the liquidation committee and approval of the intermediate and final balance sheets, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

4) electing members of the Board of Directors by cumulative voting;

5) early termination of the powers of Members of the Board of Directors, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

6) determining the number, face value and category of stated shares of the Company and the rights granted by those shares, the decisions being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

7) increasing the Company's authorized capital by increasing the face value of shares, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

8) increasing the authorized capital of the Company by floating extra shares through public subscription in case the number of extra floated shares is more than 25 per cent of the common stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

9) increasing the Company's authorized capital by floating extra shares through closed subscription, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

10) reducing the Company's authorized capital by reducing the face value of shares, through the Company acquiring a part of shares for the purpose of reducing their total number, as well as by retiring shares acquired or redeemed by the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

11) electing the members of the Auditing Committee of the Company and early termination of their powers, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

12) approving the auditor of the Company, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

13) approving annual reports, annual accounts of the Company, including profit and loss reports (profit and loss accounts) of the Company, as well as distribution of profit, including payment (statement) of dividend, and losses of the Company on the basis of the results of the fiscal year, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

14) determining the procedure of holding the general meeting of the shareholders of the Company, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

15) splitting and consolidating shares, the decisions being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

16) taking a decision on approval of party-related transactions, the decision being taken in the cases and according to the procedure provided for by chapter XI of the Federal Law On Joint-Stock Companies;

17) taking a decision on approval of big transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is more than 50% of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions performed in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock, the decision being taken by the majority of three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

18) taking a decision on participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

19) approving by-laws regulating the operation of the Company's bodies, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

20) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if the said bonds (or other issued securities) are floated through closed subscription or through public subscription, when in case of public subscription convertible bonds (or other issued securities) may be converted into common shares of the Company, making more than 25 per cent of the earlier floated common shares, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

21) taking a decision on making up for the Company's account expenses for preparation and holding of an a extraordinary general meeting of the Company's shareholders in the case when, contrary to the requirements of the active law of the Russian Federation, the Board of Directors has not taken a decision on convoking an extraordinary meeting and the meeting is convoked by other parties. The decision is taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

22) relieving a party, who, independently or jointly with its affiliated parties, has acquired 30 and more per cent of floated common stock of the Company, from the duty of acquiring shares from other shareholders of the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting, except for the votes granted by the shares held by the said party and its affiliated parties;

23) taking a decision on transferring the powers of the single executive body of the Company to a managing organization or to a manager, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

24) deciding other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

Terms of reference of the Issuer's Board of Directors (Supervisory Board) according to its Articles of Association (incorporation documents):

The terms of reference of the Company's Board of Directors include the following issues:

1) determining the priority areas of the Company's activities, including approval of the annual budget, medium- and long-term budgets, strategies and programmes of the Company's development, introducing amendments to the said documents, considering the results of their fulfillment;

2) preliminarily approving operations which are beyond the framework established by the annual budget of the Company;

3) convoking the annual and extraordinary General Meetings of the Company Shareholders, except for the cases provided for by clause 8 of article 55 of the Federal Law On Joint-Stock Companies;

4) approving the agenda of the General Meeting of the Shareholders;

5) setting the date for making up the list of the shareholders entitled to participation in the General Meeting of the Shareholders, and other issues included in the terms of reference of the Board of Directors in compliance with chapter VII of the Federal Law On Joint-Stock Companies and related to preparation and holding of the General Meeting of the Shareholders;

6) preliminarily approving the annual report of the Company;

7) increasing the authorized capital of the Company by the Company floating extra shares within the limits of the number of stated shares as established by the Articles of Association, except for the cases provided for by subclauses 8 and 9 of clause 12.2 of the Articles of Association;

8) floatation by the Company of bonds and other issued securities in the case when, under the terms of floatation of such bonds and other issued securities, they are not convertible into Company's shares;

9) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if such bonds (other issued securities) are floated through public subscription and the convertible bonds (other issued securities) can be converted into common stock of the Company making 25 and less per cent of earlier floated common stock;

10) determining the price (monetary valuation) of the property, floatation and redemption price of issued securities in the cases provided for by the Federal Law On Joint-Stock Companies;

11) approving decisions on the issue of securities, prospectuses of securities issue, reports on the results of Company's securities issue, quarterly reports of the issuer of issued securities, reports on the results of Company's shares acquisition for the purpose of retiring them;

12) acquisition of shares, bonds and other securities floated by the Company;

13) approval of the Company's registrar and the terms of the contract with him, as well as taking a decision on terminating the contract with him;

14) recommendations on the amount of dividend earned by shares, the form and time of its payment, and approval of a bylaw on dividend earned by shares of the Company;

15) the use of the reserve and other funds of the Company;

16) control over the use of internal control procedures;

17) recommendations on the amount of remunerations and reimbursements paid to the members

of the Company's Auditing Committee, approval of the terms of the contract made with the auditor, including the determination of his remuneration;

18) approval of the Provisions on the Structural Division of the Company Exercising Internal Control, agreeing upon candidates for the position of its manager and consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 0.75 to 25% of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 25 to 50 % of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of shares of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's shares;

21) approval of party-related transactions in the cases provided for by chapter XI of the Federal Law On Joint-Stock Companies;

22) agreeing upon the organizational structure of the Company, including the basic functions of the structural divisions;

23) creating branches, opening and liquidating representative offices, approving Provisions on them;

24) preliminarily agreeing upon candidates for positions of branch and representative office managers and dismissal of such managers;

25). Determining the priority areas of the branches activities;

26) appointing the single executive body (General Manager), establishing the term of its office, and early termination of its powers;

27) electing (re-electing) the Chairperson of the Board of Directors of the Company and his/her deputy;

28) forming the collective executive authority (Management Board), establishing the term of its office, and early termination of the powers of the Management Board members;

29) agreeing upon combining positions in management bodies of other organizations by the person acting as the single executive body of the Company and by members of the Company's Management Board;

30) permitting to work for and receive wages from other organizations for the person acting as the single executive body;

31) forming standing or provisional (to resolve certain issues) committees of the Board of Directors, and approving the Provisions on them;

32) appointing and dismissing the corporate Secretary of the Company, and approving the Provisions on the staff of the corporate Secretary of the Company;

33) approving terms of contracts (additional agreements) made with the General Manager, Members of the Management Board, managers of branches and representative offices, the manager of the Company's structural division exercising the internal control, with the Corporate Secretary of the Company, and considering issues, the decisions on which must be taken by the Board of Directors in compliance with the said contracts;

34) taking decisions on participation (affiliation as a participant, termination of participation, change of the share of participation) of the Company in other organizations through purchasing or selling stock or shares of other organizations and through investing extra contributions to the authorized capitals of such organizations;

35) taking decisions on Company's participation in nonprofit organizations, except for the cases provided for by subclause 18 of clause 12.2 of the Articles of Association, by affiliation as a participant, termination of participation, by investing extra contributions (fees) related to participation of the Company in nonprofit organizations;

36) taking decisions on the issues of the agenda of general meetings of subsidiaries (supreme management bodies of other organizations), in which the Company is the only participant;

37) determining the procedure of the Company's interaction with organizations in which the Company participates;

38) approving the bylaw on the issues of disclosing information on the Company;

39) approving other bylaws of the Company, besides the ones provided for in clause 13.4 of the Articles of Association, that regulate the issues included in the terms of reference of the Company's Board of Directors, except for the bylaws, the approval of which is included by the Company's Articles of Association in the terms of reference of the general meeting of the shareholders and executive bodies of the Company;

40) other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

Terms of reference of the Issuer's sole and collegiate executive bodies according to its Articles of Association (incorporation documents):

The terms of reference of the Company's Management Board include the following issues of managing the current activities of the Company:

1) developing proposals on the priority areas of the Company's activities, including draft annual budgets, medium- and long-term budgets, strategies and programmes of the Company's development, proposals on introducing amendments to the said documents;

2) developing and approving internal control procedures;

3) determining the personnel and social policy of the Company;

4) considering and taking a decision on making collective agreements and covenants, and approving the bylaw regulating the general provisions on labour incentives;

5) preparing materials and draft decisions on issues to be considered by the general meeting of the shareholders and the Board of Directors, and presenting the materials to committees of the Board of Directors;

6) working out the engineering, financial, economic and rate policy of the Company and its branches, strategies and programmes for development of branches;

7) working out the accounting policy, control over improvement of the methodology of book-keeping and managerial accounting, as well as over the introduction of reporting according to international accounting standards in the Company and branches;

8) working out the methodology of planning, budgeting and controlling of the Company and its branches;

9) working out the policy of ensuring the Company's and branches' security;

10) determining the amount, form and procedure of endowing branches with property and withdrawing it from them;

11) determining the number of the members of collective executive bodies of branches and appointing them, as well as early termination of their powers, approving the Provisions on the Collective Executive Body of a Branch;

12) preliminarily agreeing upon candidates for the positions of deputy managers and chief accountants or branches and representative offices and dismissal of the said officials;

13) approving terms of contracts (additional agreements) made with members of collective executive bodies of branches, with deputy managers, and chief accountants or branches and representative offices, and considering issues, the decisions on which are to be taken by the Management Board in compliance with the above agreements;

14) approving annual and quarterly budgets of branches, introducing amendments to the said documents and considering the results of fulfilling them;

15) analysis of the results of the operation of Company's structural divisions, including separate divisions, and working out obligatory instructions for improvement of their operation;

16) approving the bylaws regulating the issues included in the terms of reference of the Company's Management Board, except for the bylaws approved by the general meeting of the shareholders and by the Board of Directors of the Company.

21. Members of Issuer's Board of Directors (Supervisory Board).

Board of Directors
Chairperson: ***Valery Nikolayevich Yashin***

Members of the Board of Directors:
Valery Nikolayevich Yashin
Year of birth: ***1941***

Posts for the recent 5 years:
Period: ***1993 - 1999***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***General Manager***

Period: ***1994 - 1999***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Management Board***

Period: ***1994 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***1999 – till now***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Area of business: ***Communication***
Position: ***General Manager***

Period: ***2000 – till now***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Area of business: ***communication***
Position: ***Chairperson of the Management Board***

Period: ***2001 – till now***
Organization: ***Mobitel Private Company***
Area of business: ***Design, construction and operation of digital telecommunication facilities***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Rostelecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***TsentrTelecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Svyazinvest-Media Open Joint-Stock Company***
Area of business: ***information services, production and replication of information products***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***RTComm.RU Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company Electrosvyaz of Oryol Oblast***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***implementing investment programmes and projects in the field of international and domestic communication facilities; organization of scientific and applied scientific research in the field of communication facilities.***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Rostelecom-Garantiya Non-Governmental Pension Fund***
Area of business: ***Non-governmental pension security***
Position: ***Chairperson of the Fund Council***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Telecom-Soyuz Non-Governmental Pension Fund***
Area of business: ***Non-governmental pension security***
Position: ***Chairperson of the Fund Council***

Period: ***2002 – till now***
Organization: ***National Payphone Network Open Joint-Stock Company***
Area of business: ***telecommunication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2003 – till now***
Organization: ***The Russian Foundation of the History of Communications***

Area of business: ***facilitating Foundation members***
Position: ***member of the Management Board***

Period: ***2003 – till now***
Organization: ***St. Petersburg Payphones Private Company***
Area of business: ***payphone communication services***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.172%***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Aleksandr Vyacheslavovich Ikonnikov
Year of birth: ***1971***

Posts for the recent 5 years:
Period: ***1997 - 1999***
Organization: ***Ministry of Fuel and Power Engineering of the Russian Federation***
Area of business: ***government service***
Position: ***Head of the Department for foreign economic relations***

Period: ***1999 - 2000***
Organization: ***National Association of stock market members***
Area of business: ***protection of investors' interests; ensuring the conditions for professional activities of stock market participants***
Position: ***Deputy Chairperson of Executive Council***

Period: ***2002 – till now***
Organization: ***Association of Independent Directors***
Area of business: ***representation of interests of participants***
Position: ***Chairperson of the Management Board***

Period: ***2002 – till now***
Organization: ***Association for Investors' Rights Protection***
Area of business: ***representation of interests of participants***
Position: ***Director***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company - Central Telecommunication Company***
Area of business: ***telecommunication services***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Vadim Yevgenyevich Belov
Year of birth: ***1958***

Posts for the recent 5 years:
Period: ***1997 - 1998***
Organization: ***Joint-Stock Commercial Bank "International Financial Corporation"***
Area of business: ***investment services***
Position: ***Deputy Chairperson of the Management Board***

Period: ***1998 - 1999***
Organization: ***SPK Capital Limited***
Area of business: ***investment services***
Position: ***Managing Director of the Moscow Representative office***

Period: ***1999 – till now***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Area of business: ***communication***
Position: ***Deputy General Manager***

Period: ***1999 - 2002***
Organization: ***Volgogradelectrosvyaz Public Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2000 – till now***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Area of business: ***communication***
Position: ***member of the Management Board***

Period: ***2001 - 2002***
Organization: ***Sibirtelecom Public Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company Svyazinform of Chelyabinsk Oblast***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company "South Telecommunication Company"***

Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Rostelecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Uralsvyazinform Public Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Company Uraltelecom of Sverdlovsk Oblast***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Company Electrosvyaz of Rostov Oblast***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***TsentrTelecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 - 2003***
Organization: ***Open Joint-Stock Company Inter-Regional Commercial Bank of Communication and Information Support Development***
Area of business: ***banking services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Tsentralny Telegraf Public Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 - 2003***
Organization: ***RTK-Invest Private Company***
Area of business: ***financial services***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***RTK-Leasing Private Company***
Area of business: ***leasing services***
Position: ***Member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Non-Profit Partnership Centre for Research of Telecommunications Development Problems***
Area of business: ***research***
Position: ***Chairperson of the Board of Directors***

Share in the Issuer's authorized capital: ***0.00003%***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Ivan Ivanovich Rodionov
Year of birth: ***1953***

Posts for the recent 5 years:
Period: ***1997 – till now***
Organization: ***Brunswick Capital Management Investment Fund***
Area of business: ***investment services***
Position: ***Director of Analytical Department***

Period: ***2001 - 2002***
Organization: ***Artelecom Public Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Public Company Electrosvyaz of the Republic of Karelia.***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Sergey Vladimirovich Soldatenkov
Year of birth: ***1963***

Posts for the recent 5 years:
Period: ***1994 - 1998***
Organization: ***Delta Telecom Private Company***
Area of business: ***cellular communication services***
Position: ***General Manager***

Period: ***1998 - 1999***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***implementing investment programmes and projects in the field of international and domestic communication facilities; organization of scientific and applied scientific research in the field of communication facilities.***
Position: ***Deputy General Manager***

Period: ***1999 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***First Deputy General Manager – Commercial Manager***

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***Chairperson of the Management Board***

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***General Manager***

Period: ***2001 – till now***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Megafon Open Joint-Stock Company***
Area of business: ***cellular mobile communication services in the GSM-900/1800 federal standard***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***implementing investment programmes and projects in the field of international***

and domestic communication facilities; organization of scientific and applied scientific research in the field of communication facilities.
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Delta Telecom Private Company***
Area of business: ***cellular communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***North-West Telecombank Private Company***
Area of business: ***banking services***
Position: ***member of the Supervisory Board***

Period: ***2002 – till now***
Organization: ***Sonik Duo Private Company***
Area of business: ***cellular communication services***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Megafon Open Joint-Stock Company***
Area of business: ***cellular mobile communication services in the GSM-900/1800 federal standard***
Position: ***Chairperson of the Management Board***

Period: ***2003 – till now***
Organization: ***Megafon Open Joint-Stock Company***
Area of business: ***cellular mobile communication services in the GSM-900/1800 federal standard***
Position: ***General Manager***

Share in the Issuer's authorized capital: ***0.0024%***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Dmitry Vladimirovich Levkovsky
Year of birth: ***1965***

Posts for the recent 5 years:
Period: ***1995 – till now***
Organization: ***NCH Advisors, Inc***
Area of business: ***Consulting services***
Position: ***Vice-President***

Period: ***2000 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Uralsvyazinform Public Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Irina Mikhailovna Ragozina
Year of birth: ***1950***

Posts for the recent 5 years:
Period: ***1996 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***1997 - 1999***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Area of business: ***communication***
Position: ***Shareholding Management Service Manager***

Period: ***1999 – till now***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Area of business: ***communication***
Position: ***Corporate Management Department Director***

Period: ***2001 – till now***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company Electrosvyaz of Kurgan Oblast***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Kamchatsvyazinform Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company Svyazinform of Chelyabinsk Oblast***

Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Rostelecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Yury Alexandrovich Bilibin
Year of birth: ***1971***

Posts for the recent 5 years:
Period: ***1997 - 1998***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***Manager of the Department for Relations with Subsidiaries***

Period: ***1998 - 1999***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***Manager of the Long-Term Investment and Securities Department***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***Deputy Commercial Manager***

Period: ***2000 – till now***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Area of business: ***communication***
Position: ***Assistant General Manager***

Period: ***2000 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Medexpress Private Insurance Company***
Area of business: ***insurance***
Position: ***member of the Supervisory Board***

Period: ***2001 – till now***
Organization: ***North-West Telecombank Private Company***
Area of business: ***banking services***
Position: ***member of the Supervisory Board***

Period: ***2001 – till now***
Organization: ***National Payphone Network Open Joint-Stock Company***
Area of business: ***telecommunication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***RTComm.RU Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company Svyazinform of Samara Oblast***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Uralsvyazinform Public Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Magadansvyazinform Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Murmanelectrosvyaz Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 - 2003***
Organization: ***Open Joint-Stock Company The St. Petersburg Bank of Reconstruction and Development***
Area of business: ***banking services***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company Electrosvyaz of Oryol Oblast***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Open Joint-Stock Company Inter-Regional Commercial Bank of Communication and Information Support Development***

Area of business: ***banking services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Rostelecom-Garantiya Non-Governmental Pension Fund***
Area of business: ***Non-governmental pension security***
Position: ***Fund member***

Period: ***2002 – till now***
Organization: ***RTK-Leasing Private Company***
Area of business: ***Financial lease (leasing)***
Position: ***member of the Board of Directors***

Period: ***2002 - 2003***
Organization: ***RTK-Invest Private Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 - 2003***
Organization: ***Private company "Interfax-Telecom Informational agency "***
Area of business: ***informational service***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Svyazinvest-Media Open Joint-Stock Company***
Area of business: ***information services, production and replication of information products***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Mobitel Private Company***
Area of business: ***telecommunication services***
Position: ***member of the Board of Directors***

Period: ***2002 - 2003***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Company Electrosvyaz of Kaliningrad Oblast***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Alexandr Alexandrovich Gogol
Year of birth: ***1946***

Posts for the recent 5 years:
Period: ***1998 – till now***
Organization: ***Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication***
Area of business: ***education***
Position: ***Rector***

Period: ***2000 – till now***
Organization: ***St. Petersburg Telecommunication Centre - Private Company***
Area of business: ***communication specialists training***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Alexandr Abramovich Sysoyev
Year of birth: ***1949***

Posts for the recent 5 years:
Period: ***1995 - 1998***
Organization: ***Open Joint-Stock Company Saint Petersburg Telegraph***
Area of business: ***documentary telecommunication***
Position: ***Chairperson of the Management Board***

Period: ***1995 - 1998***
Organization: ***Open Joint-Stock Company Saint Petersburg Telegraph***
Area of business: ***documentary telecommunication***
Position: ***General Manager***

Period: ***1998 - 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***General Manager***

Period: ***1998 – till now***
Organization: ***Lensvyaz Open Joint-Stock Company***

Area of business: *communication services*
Position: *member of the Board of Directors*

Period: *1998 - 2002*
Organization: *Lensvyaz Open Joint-Stock Company*
Area of business: *communication services*
Position: *Chairperson of the Management Board*

Period: *2002 – till now*
Organization: *Telecominvest Open Joint-Stock Company*
Area of business: *implementing investment programmes and projects in the field of international and domestic communication facilities; organization of scientific and applied scientific research in the field of communication facilities.*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Area of business: *communication services*
Position: *Chairperson of the Management Board*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Area of business: *communication services*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Area of business: *communication services*
Position: *General Manager*

Period: *2002 – till now*
Organization: *Delta Telecom Private Company*
Area of business: *cellular communication services*
Position: *member of the Board of Directors*

Period: *2003 – till now*
Organization: *St. Petersburg Telecommunication Centre - Private Company*
Area of business: *communication specialists training*
Position: *member of the Board of Directors*

Period: *2003 – till now*
Organization: *Neva Kabel Private Company*
Area of business: *production of telephone cable*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: *0.0376%*
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Oleg Anatolyevich Lebedinets
Year of birth: ***1977***

Posts for the recent 5 years:
Period: ***1999 - 2000***
Organization: ***Wood & Company - Investment company***
Area of business: ***investment services***
Position: ***Financial analyst***

Period: ***2000 - 2000***
Organization: ***Alfa Capital Investment bank***
Area of business: ***banking services***
Position: ***Deputy Director of the Research Department***

Period: ***2000 – till now***
Organization: ***Brunswick Asset Management***
Area of business: ***investment***
Position: ***Director of the Investment fund Analytical department***

Period: ***2002 - 2003***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

22. Issuer's sole and collegiate management bodies, and managing Issuer's officials

Issuer's sole executive body, and members of the collegiate executive body:
Igor Nikolayevich Samylin
Year of birth: ***1957***

Posts for the recent 5 years:
Period: ***1997 - 1998***
Organization: ***Neda Private Company***
Area of business: ***participation in management bodies***
Position: ***General Manager***

Period: ***1998 - 1999***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***Vyborgsky Telephone Centre Manager***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***customer relations***
Position: ***Customers Department Manager - Customers Manager***

Period: ***2000 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***member of the Management Board***

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***commercial activities***
Position: ***First Deputy General Manager - Commercial manager, head of the Petersburg Telephone Network branch***

Period: ***2001 – till now***
Organization: ***Petersburg Transit Telecom Public Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Production Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***

Organization: ***Murmanelectrosvyaz Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 - 2003***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 - 2003***
Organization: ***St. Petersburg Telecommunication Centre - Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***"St. Petersburg Informational Company" Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Public Company Electrosvyaz of Kaliningrad Oblast***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***PeterStar Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***commercial activities, participation in management bodies***
Position: ***Deputy General Manager in charge of commercial affairs – Regional Manager of the Petersburg Telephone Network branch***

Period: ***2002 - 2003***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***Deputy General manager - Manager for strategic policy and business development - regional manager of the Petersburg Telephone Network branch***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***regional manager of the Petersburg Telephone Network branch***

Period: ***2002 – till now***
Organization: ***Giprosvyaz SPb Public Company***
Area of business: ***participation in management bodies***

Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***TCI Telesense Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***

Posts for the recent 5 years:
Period: ***1996 - 1999***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***Economics and Finance***
Position: ***Deputy General Manager in charge of Economics and Finance***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***Economics and Finance***
Position: ***Deputy Economics and Finance Director - Manager of the Labour Organization and Remuneration Department of the Financial Economic Service of the Central Directorate***

Period: ***2000 - 2002***
Organization: ***Public Company Electrosvyaz of the Republic of Karelia.***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***Artelecom Public Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Public Company Electrosvyaz of Vologda Oblast***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Cherepovetsectrosvyaz Public Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***structural reorganization***
Position: ***Manager in charge of structural reorganization***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***member of the Management Board***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***Corporate Management***
Position: ***Deputy General Manager in charge of corporate management***

Period: ***2003 – till now***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***WestBaltTelecom Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Vologda Cellular Communication Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.00633%***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Maya Mikhaylovna Semchenko
Year of birth: ***1967***

Posts for the recent 5 years:
Period: ***1995 - 2000***
Organization: ***Delta Telecom Private Company***
Area of business: ***accounting, finance***
Position: ***Chief Accountant, Financial Manager***

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***accounting***

Position: ***Chief Accountant, Accounting Board Manager***

Period: ***2000 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***member of the Management Board***

Period: ***2001 - 2003***
Organization: ***Open Joint-Stock Company The St. Petersburg Bank of Reconstruction and Development***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***accounting***
Position: ***Chief Accountant***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Vladimir Alexandrovich Akulich
Year of birth: ***1956***

Posts for the recent 5 years:
Period: ***1992 - 1998***
Organization: ***PeterStar Private Company***
Area of business: ***participation in management bodies***
Position: ***General Manager***

Period: ***1998 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***construction***
Position: ***Construction Manager***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***Deputy General Manager***

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***long-distance and international communication***
Position: ***Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone branch***

Period: ***2000 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***member of the Management Board***

Period: ***2001 - 2002***
Organization: ***Novgorodtelecom Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***St. Petersburg International Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company Electrosvyaz of Pskov Oblast***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***technical policy***
Position: ***Deputy General Manager - Manager in charge of strategic development and technical policy***

Period: ***2002 – till now***
Organization: ***Giprosvyaz SPb Public Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***technical policy***
Position: ***Deputy General Manager in charge of strategic development and technical policy - Head of GMMTTU (City Long-Distance and International Telegraph and Telephone Centre) of the Petersburg Telephone Network branch***

Period: ***2003 – till now***
Organization: ***Kaliningrad Mobile Networks Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Vologda Cellular Communication Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Vladimir Nikolayevich Vorozheykin
Year of birth: ***1949***

Posts for the recent 5 years:
Period: ***1997 - 1999***
Organization: ***The Federal Service of Russia for Regulation of Natural Monopolies in the Field of Transport***
Area of business: ***government service***
Position: ***Manager of the Federal Service of Russia for Regulation of Natural Monopolies in the Field of Transport for the North-West***

Period: ***1999 - 2002***
Organization: ***The Territorial Board for St. Petersburg and Leningrad Oblast of the Ministry of RF for Antimonopoly Policy and Support of Business***
Area of business: ***government service***
Position: ***Deputy Manager of the Territorial Board***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***Personnel management***
Position: ***Manager in charge of personnel***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***member of the Management Board***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***Personnel management***
Position: ***Personnel management Department Director***

Period: ***2003 – till now***
Organization: ***St. Petersburg Telecommunication Centre - Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Vologda Cellular Communication Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Alexandr Abramovich Sysoyev
Year of birth: ***1949***

Posts for the recent 5 years:
Period: ***1995 - 1998***
Organization: ***Open Joint-Stock Company Saint Petersburg Telegraph***
Area of business: ***participation in management bodies***
Position: ***Chairperson of the Management Board***

Period: ***1995 - 1998***
Organization: ***Open Joint-Stock Company Saint Petersburg Telegraph***
Area of business: ***participation in management bodies***
Position: ***General Manager***

Period: ***1998 - 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***General Manager***

Period: ***1998 – till now***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***1998 - 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***Chairperson of the Management Board***

Period: ***2002 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***

Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***General Manager***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***Chairperson of the Management Board***

Period: ***2002 – till now***
Organization: ***Delta Telecom Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***St. Petersburg Telecommunication Centre - Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Neva Kabel Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.0376%***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Grigory Borisovich Chernyak
Year of birth: ***1949***

Posts for the recent 5 years:
Period: ***1994 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***member of the Management Board***

Period: ***1994 - 2001***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***administration***
Position: ***General Issues Manager***

Period: ***2001 – till now***

Organization: ***U Krasnogo Mosta Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Medexpress Private Insurance Company***
Area of business: ***participation in management bodies***
Position: ***member of the Supervisory Board***

Period: ***2001 - 2002***
Organization: ***Zenith Football Club Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***member of the Management Board***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***property management***
Position: ***Deputy General Manager - manager in charge of property management***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***administration***
Position: ***Deputy General manager in charge of common issues***

Share in the Issuer's authorized capital: ***0.04%***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Alexey Vladimirovich Shalagin
Year of birth: ***1958***

Posts for the recent 5 years:
Period: ***1997 - 2001***
Organization: ***Public Joint-Stock Company Industry and Construction Bank***
Area of business: ***participation in management bodies***
Position: ***Deputy head of the Board***

Period: ***2001 - 2002***
Organization: ***Public Joint-Stock Company Industry and Construction Bank***
Area of business: ***participation in management bodies***
Position: ***Deputy branch manager***

Period: ***2002 – till now***
Organization: ***OJSC North-West Telecom***
Area of business: ***Economics and Finance***
Position: ***Deputy General Manager- Director in charge of Economics and Finance***

Period: ***2003 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***member of the Management Board***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Remuneration paid for the quarter under report:
This information is confidential

Person acting as the sole executive body of the Issuer: ***Alexandr Abramovich Sysoyev***

23. Remuneration paid to the members of the Board of Directors (Supervisory Board) and to other Issuer's officials

Aggregate amount of remuneration paid to all persons listed in clauses 21 and 22 for the period under report:
Wages (roubles): ***2 978 356***
Bonuses (roubles): ***1 032 000***
Commission (roubles): ***0***
Other property compensations (roubles) ***0***
Total (roubles): ***4 010 356***

See also clauses 21 and 22

24. Data on corporations, in which the Issuer is a participant

Corporations, in which the Issuer holds at least 5 per cent of the authorized capital:

Name: ***Pagetelecom Limited Liability Company***
Place of business: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627***
Mailing address: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627***
Issuer's share in the authorized capital of the corporation: ***100 %***

Name: ***Tsentrum Limited Liability Company***
Place of business: ***22, ul. Antikainena, Petrozavodsk, 185000***
Mailing address: ***22, ul. Antikainena, Petrozavodsk, 185000***
Issuer's share in the authorized capital of the corporation: ***100 %***

Name: ***AMT Limited Liability Company***
Place of business: ***3-5 ul. B. Morskaya, St. Petersburg 191186***
Mailing address: ***k.201, d.14, Sinopskaya nab., St. Petersburg 193167***
Issuer's share in the authorized capital of the corporation: ***100 %***

Name: ***Polycomp Limited Liability Company***
Place of business: ***20 ul. B. Morskaya, St. Petersburg, 191186***
Mailing address: ***20 ul. B. Morskaya, St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***90 %***

Name: ***Arkhangelsk City Telephone Network Limited Liability Company***
Place of business: ***4, pr. Priorova, Arkhangelsk, 163071***
Mailing address: ***4, pr. Priorova, Arkhangelsk, 163071***
Issuer's share in the authorized capital of the corporation: ***77 %***

Name: ***Vologda Cellular Communication Private Company***
Place of business: ***103, ul. Zosimovskaya, Vologda, 160009***
Mailing address: ***103, ul. Zosimovskaya, Vologda, 160009***
Issuer's share in the authorized capital of the corporation: ***60 %***

Name: ***St. Petersburg Telecommunication Centre - Private Company***
Place of business: ***24, pr. Bolshevikov pr., St. Petersburg***
Mailing address: ***30/32, 3-liniya, Vasilyevsky Ostrov, St. Petersburg, 199053***
Issuer's share in the authorized capital of the corporation: ***54.38 %***

Name: ***Bona Limited Liability Company***
Place of business: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Mailing address: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***52 %***

Name: ***Novgorod Datacom Limited Liability Company***
Place of business: ***22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod 173003***
Mailing address: ***22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod 173003***
Issuer's share in the authorized capital of the corporation: ***52 %***

Name: ***Kolatelecom Open Joint-Stock Company***
Place of business: ***43, pr. Lenina, Murmansk, 183709***
Mailing address: ***43, pr. Lenina, Murmansk, 183709***
Issuer's share in the authorized capital of the corporation: ***50 %***

Name: ***NEVA KABEL Private Company***
Place of business: ***8 proyezd, 9 kvartal, Promzona Parnas, St. Petersburg, 194292***
Mailing address: ***8 proyezd, 9 kvartal, Promzona Parnas, St. Petersburg, 194292***
Issuer's share in the authorized capital of the corporation: ***48.97 %***

Name: ***Delta Telecom Private Company***
Place of business: ***22 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Mailing address: ***22 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Issuer's share in the authorized capital of the corporation: ***43.12 %***

Name: ***Commercial Television and Radio Private Company***
Place of business: ***3 Academician Pavlov ul., St. Petersburg, 197022***
Mailing address: ***3 Academician Pavlov ul., St. Petersburg, 197022***

Issuer's share in the authorized capital of the corporation: *40 %*

Name: *Medexpress Private Insurance Company*
Place of business: ***2, ul. Malaya Konyushennaya, Saint Petersburg 191186***
Mailing address: ***14, ul. Gorokhovaya, St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***34.59 %***

Name: ***Kaliningrad Mobile Networks Private Company***
Place of business: ***2, pl. Vasilevskogo, Kaliningrad, 236016***
Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016***
Issuer's share in the authorized capital of the corporation: ***33.5 %***

Name: ***WestBaltTelecom Private Company***
Place of business: ***2, pl. Vasilevskogo, Kaliningrad, 236016***
Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016***
Issuer's share in the authorized capital of the corporation: ***28 %***

Name: ***Octagon Technologies Private Company***
Place of business: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Mailing address: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Issuer's share in the authorized capital of the corporation: ***26.4 %***

Name: ***Tele-Nord Public Joint-Stock Company***
Place of business: ***5, ul Samoylovoy, Murmansk, 183038***
Mailing address: ***5, ul Samoylovoy, Murmansk, 183038***
Issuer's share in the authorized capital of the corporation: ***25 %***

Name: ***Dancell Private Type Company***
Place of business: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Mailing address: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Issuer's share in the authorized capital of the corporation: ***23.65 %***

Name: ***non-bank crediting organization Northern Clearing Chamber – a private stock company***
Place of business: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Mailing address: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***19.97 %***

Name: ***Telecominvest Open Joint-Stock Company***
Place of business: ***24, ul. B. Morskaya, St. Petersburg, 191186***
Mailing address: ***54, Nevsky pr., St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***15 %***

Name: ***North-West Telecombank Private Company***
Place of business: ***12, Baskov per., St. Petersburg, 191014***
Mailing address: ***12, Baskov per., St. Petersburg, 191014***
Issuer's share in the authorized capital of the corporation: ***14.23 %***

Name: ***FORE Private Company***
Place of business: ***6 ul. Marata, St. Petersburg, 191002***

Mailing address: ***120 pr. Obukhovskoy Oborony, St. Petersburg, 193012***
Issuer's share in the authorized capital of the corporation: ***13.3 %***

Name: ***Rostelegraph Private Company***
Place of business: ***7 ul. Tverskaya, Moscow, 103375***
Mailing address: ***7 ul. Tverskaya, Moscow, 103375***
Issuer's share in the authorized capital of the corporation: ***11.84 %***

Name: ***VISA Private Company***
Place of business: ***11, Sapyorny per., St. Petersburg, 191014***
Mailing address: ***11, Sapyorny per., St. Petersburg, 191014***
Issuer's share in the authorized capital of the corporation: ***10 %***

Name: ***Kit Private Type Company***
Place of business: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***
Mailing address: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***
Issuer's share in the authorized capital of the corporation: ***6.97 %***

Name: ***TD - Telecom Private Company***
Place of business: ***8, Voskresenskaya ul. 6th floor, Arkhangelsk, 163061***
Mailing address: ***8, Voskresenskaya ul. 6th floor, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***6.7 %***

25. Participation shares of all corporations, in which the Issuer holds over 5 per cent of the authorized capital, as well as of their officials in the Issuer's authorized capital.

25.1. Name: *AMT Limited Liability Company*
Place of business: ***3-5 ul. B. Morskaya, St. Petersburg 193167***
Mailing address: ***k.201, d.14, Sinopskaya nab., St. Petersburg 193167***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***0.37 %***
Officials:

25.1.1. ***Oleg Alexandrovich Kurennoy***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.2. Name: ***Pagetelecom Limited Liability Company***
Place of business: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627***
Mailing address: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***0.002 %***
Officials:

25.2.1. ***Vladimir Vasilyevich Nikandrov***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.3. Name: ***Tsentrum Limited Liability Company***
Place of business: ***22, ul. Antikainena, Petrozavodsk, 185000***
Mailing address: ***22, ul. Antikainena, Petrozavodsk, 185000***
Issuer's share in the authorized capital of the corporation: ***100 %***

Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.3.1. ***Raisa Stepanovna Fomina***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.4. Name: ***Polycomp Limited Liability Company***
Place of business: ***20 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Mailing address: ***20 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Issuer's share in the authorized capital of the corporation: ***90 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.4.1. ***Alla Antonovna Sergeyeva***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.5. Name: ***Arkhangelsk City Telephone Network Limited Liability Company***
Place of business: ***4, proyezd Priorova, Arkhangelsk, 163071***
Mailing address: ***4, proyezd Priorova, Arkhangelsk, 163071***
Issuer's share in the authorized capital of the corporation: *77 %*
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.5.1. ***Sergey Arkadyevich Surovtsev***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0.019 %***

25.6. Name: ***Vologda Cellular Communication Private Company***
Place of business: ***103, ul. Zosimovskaya, Vologda, 160009***
Mailing address: ***103, ul. Zosimovskaya, Vologda, 160009***
Issuer's share in the authorized capital of the corporation: ***60 %***
Share of the party in the Issuer's authorized capital: ***0.0013 %***
Officials:

25.6.1. ***Nikolay Gennadyevich Bredkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.00633 %***

25.6.2. ***Vladimir Nikolayevich Vorozheykin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.6.3. ***Vladimir Alexandrovich Akulich***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.6.4. ***Georgiy Viktorovich Sviridov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.6.5. ***Alexandr Mikhaylovich Tukachinsky***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.6.6. ***Evgeniy Alexandrovich Vasilchenko***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.7. Name: ***St. Petersburg Telecommunication Centre - Private Company***
Place of business: ***193168 St. Petersburg, pr. 24 pr. Bolshevikov***
Mailing address: ***30/32, 3-liniya, Vasilyevsky Ostrov, St. Petersburg, 199053***
Issuer's share in the authorized capital of the corporation: ***54.38 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.7.1. ***Alexandr Alexandrovich Gogol***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.7.2. ***Vitaliy Ivanovich Danilov***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.7.3. ***Nina Ignatyevna Kalinina***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.7.4. ***Vitaliy Ivanovich Danilov***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.7.5. ***Alexandr Abramovich Sysoyev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0376 %***

25.7.6. ***Vladimir Nikolayevich Vorozheykin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.7.7. ***Gennadiy Ivanovich Solovskiy***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.7.8. ***Yuri Borisovich Orlov***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.7.9. ***Marina Andreyevna Afonina***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.7.10. ***Vitaliy Ivanovich Danilov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.8. Name: ***Novgorod Datacom Limited Liability Company***
Place of business: ***22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod 173003***
Mailing address: ***22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod 173003***
Issuer's share in the authorized capital of the corporation: ***52 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.8.1. ***Sergey Fyodorovich Makarov***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.9. Name: ***Bona Limited Liability Company***
Place of business: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Mailing address: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***52 %***
Share of the party in the Issuer's authorized capital: ***no share***
Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

25.10. Name: ***Kolatelecom Open Joint-Stock Company***
Place of business: ***43, pr. Lenina, Murmansk, 183709***
Mailing address: ***43, pr. Lenina, Murmansk, 183709***
Issuer's share in the authorized capital of the corporation: ***50 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.10.1. ***Vyacheslav Anatolyevich Zaring***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.10.2. ***Alexandr Alexeyevich Khlyzov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.10.3. ***Tatyana Viktorovna Rusinova***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.002 %***

25.10.4. ***Alexandr Alexeyevich Khlyzov***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.11. Name: ***NEVA KABEL Private Company***
Place of business: ***8 proyezd, 9 kvartal, Promzona Parnas, St. Petersburg, 194292***
Mailing address: ***8 proyezd, 9 kvartal, Promzona Parnas, St. Petersburg, 194292***
Issuer's share in the authorized capital of the corporation: ***48.97 %***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

25.11.1. ***Yury Lvovich Matveyev***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.11.2. ***Stefan Vidomski***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.11.3. ***Timo Puhakka***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.11.4. ***Toivo Erik Victor Lindfors***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.11.5. ***Alexandr Abramovich Sysoyev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0376 %***

25.11.6. ***Yuriy Konstantinovich Rudov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.12. Name: ***Delta Telecom Private Company***
Place of business: ***22 ul. B. Morskaya, St. Petersburg, 191186***
Mailing address: ***22 ul. B. Morskaya, St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***43.12 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.12.1. ***Victor Ivanovich Ustyuzhanin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.12.2. ***Sergey Vladimirovich Soldatenkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0024 %***

25.12.3. ***Victor Ivanovich Ustyuzhanin***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.12.4. ***Alexandr Abramovich Sysoyev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0376 %***

25.12.5. ***Timur Mairbekovich Khusainov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

25.12.6. ***Maxim Yurievich Gorokhov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.12.7. ***Sergey Yuryevich Medvedkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.12.8. ***Viktor Mikhaylovich Leonchikov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.13. Name: ***Commercial Television and Radio Private Company***
Place of business: ***3 Academician Pavlov ul., St. Petersburg, 197022***
Mailing address: ***3 Academician Pavlov ul., St. Petersburg, 197022***
Issuer's share in the authorized capital of the corporation: ***40 %***
Share of the party in the Issuer's authorized capital: ***no share***
Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

25.14. Name: ***Medexpress Private Type Insurance Company***
Place of business: ***2, ul. Malaya Konyushennaya, Saint Petersburg 191186***
Mailing address: ***14, ul. Gorokhovaya, St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***34.59 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.14.1. ***Nataliya Yuryevna Shumilova***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.14.2. ***Vladimir Grigoryevich Kaufman***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.14.3. ***Grigory Borisovich Chernyak***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.04 %***

25.14.4. ***Frieder Booble***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.14.5. ***Yury Alexandrovich Bilibin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.14.6. ***Gerhard Jurka***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.14.7. ***Lidiya Tomovna Beryozka***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.14.8. ***Sergey Vladimirovich Zazimko***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.14.9. ***Nataliya Yuryevna Shumilova***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.15. Name: ***Kaliningrad Mobile Networks Private Company***
Place of business: ***2, pl. Vasilevskogo, Kaliningrad, 236016***
Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016***
Issuer's share in the authorized capital of the corporation: ***33.5 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.15.1. ***Samoil Davidovich Moldavskiy***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.15.2. ***Oleg Khavshabovich Avdysh***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.15.3. ***Mikhail Valentinovich Krasilnikov***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.15.4. ***Nataliya Stepanovna Shkoruta***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.15.5. ***Oleg Khavshabovich Avdysh***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.15.6. ***Oleg Khavshabovich Avdysh***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.15.7. ***Marina Borisovna Nabieva***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.15.8. ***Vladimir Alexandrovich Akulich***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.16. Name: ***WestBaltTelecom Private Company***
Place of business: ***2, pl. Vasilevskogo, Kaliningrad, 236016***
Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016***
Issuer's share in the authorized capital of the corporation: ***28 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.16.1. ***Nikolay Gennadyevich Bredkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.00633 %***

25.16.2. ***Pyotr Valeryevich Mikhaylevskiy***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.16.3. ***Samoil Davidovich Moldavskiy***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.16.4. ***Olga Yakovlevna Blynskaya***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.16.5. ***Jacob Gerd***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.16.6. ***Samoil Davidovich Moldavskiy***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.17. Name: ***Octagon Technologies Private Company***
Place of business: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Mailing address: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Issuer's share in the authorized capital of the corporation: ***26.4 %***
Share of the party in the Issuer's authorized capital: ***no share***
Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

25.18. Name: ***Tele-Nord Public Joint-Stock Company***
Place of business: ***5, ul Samoylovoy, Murmansk, 183038***
Mailing address: ***5, ul Samoylovoy, Murmansk, 183038***
Issuer's share in the authorized capital of the corporation: ***25 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.18.1. ***Sergey Alexandrovich Nekrasov***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.007 %***

25.18.2. ***Evgeniy Alexandrovich Kondratkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.18.3. ***Sergey Evgenyevich Uzkiy***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.18.4. ***Sergey Evgenyevich Uzkiy***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.19. Name: ***Dancell Private Type Company***
Place of business: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Mailing address: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Issuer's share in the authorized capital of the corporation: ***23.65 %***
Share of the party in the Issuer's authorized capital: ***no share***
Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

25.20. Name: ***non-bank crediting organization Northern Clearing Chamber – a private stock company***
Place of business: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Mailing address: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***19.97 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.20.1. ***Vladimir Ivanovich Belokaminskiy***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.081 %***

25.20.2. ***Alexandr Nikolayevich Preminin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.20.3. ***Alexandr Ivanovich Gladkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.20.4. ***Alexandr Anatolyevich Kalinin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.20.5. ***Vladimir Alexandrovich Kolomentsev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.20.6. ***Vladimir Anatolyevich Strezhnev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.20.7. ***Vitaliy Lvovich Chebotov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.20.8. ***Alexandr Nikolayevich Preminin***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21. Name: ***Telecominvest Open Joint-Stock Company***
Place of business: ***24, ul. B. Morskaya, St. Petersburg, 191186***
Mailing address: ***54, Nevsky pr., St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***15 %***
Share of the party in the Issuer's authorized capital: ***0.007 %***
Officials:

25.21.1. ***Valery Nikolayevich Yashin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.172 %***

25.21.2. ***Vladimir Alexandrovich Akulich***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.3. ***Sergey Vladimirovich Soldatenkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0024 %***

25.21.4. ***Alexandr Abramovich Sysoyev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.023 %***

25.21.5. ***Peter Schuhardt***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.6. ***Annika Christianson***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.7. ***Alexandr Nikolayevich Volkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.8. ***Igor Nikolayevich Samylin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

25.21.9. ***Alexandr Alexeyevich Malygayev***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.10. ***Michael Bemke***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.11. ***Eloholma Aimo***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.12. ***Maxim Yurievich Gorokhov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Maxim Yurievich Gorokhov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.14. ***Maxim Yurievich Gorokhov***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.21.15. ***Alexandr Anatolyevich Barunin***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22. Name: ***North-West Telecombank Private Company***
Place of business: ***12, Baskov per., St. Petersburg, 191014***
Mailing address: ***12, Baskov per., St. Petersburg, 191014***
Issuer's share in the authorized capital of the corporation: ***14.23 %***
Share of the party in the Issuer's authorized capital: ***0.04 %***
Officials:

25.22.1. ***Yury Alexandrovich Bilibin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.2. ***Irina Vladimirovna Golovchenko***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.3. ***Sergey Vladimirovich Soldatenkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0024 %***

25.22.4. ***Vitaly Gennadyevich Savelyev***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.5. ***Yury Igorevich Novikov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.6. ***Vera Konstantinovna Losina***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.7. ***Galina Sergeyevna Beloglazova***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.8. ***Alexey Vitalyevich Boriskin***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.9. ***Vladimir Vasilyevich Pinchuk***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.10. ***Alexandr Petrovich Chaikin***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.11. ***Maxim Yurievich Gorokhov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.12. ***Yury Igorevich Novikov***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.13. ***Yury Igorevich Novikov***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.14. ***Olga Dmitriyevna Volodina***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.15. ***Alexey Evgenyevich Gorigledzhan***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.22.16. ***Dmitry Anatolyevich Sergeyev***
Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

25.23. Name: ***FORE Private Company***
Place of business: ***6 ul. Marata, St. Petersburg, 191002***
Mailing address: ***120 pr. Obukhovskoy Oborony, St. Petersburg, 193012***
Issuer's share in the authorized capital of the corporation: ***13.3 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.23.1. ***Mikhail Izralyevich Fux***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.23.2. ***Natalya Mikhailovna Puzyryova***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.23.3. ***Alexandr Alexandrovich Klyushkin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.23.4. ***Mikhail Izralyevich Fux***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.24. Name: ***VISA Private Company***
Place of business: ***11, Sapyorny per., St. Petersburg, 191014***
Mailing address: ***11, Sapyorny per., St. Petersburg, 191014***
Issuer's share in the authorized capital of the corporation: ***10 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.24.1. ***Viktor Ivanovich Rozov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.24.2. ***Nikolay Valeryevich Sivach***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.24.3. ***Alexandr Viktorovich Rozov***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.24.4. ***Gleb Sergeyevich Nikitin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.25. Name: ***Rostelegraph Private Company***
Place of business: ***7 ul. Tverskaya, Moscow, 103375***
Mailing address: ***7 ul. Tverskaya, Moscow, 103375***

Issuer's share in the authorized capital of the corporation: *7.84 %*
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.25.1. ***Vaagn Artavazdovich Martirosyan***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.25.2. ***Alik Iosifovich Sazer***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.25.3. ***Valery Alexandrovich Romanov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.25.4. ***Alla Yefimovna Frid***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.005 %***

25.25.5. ***Victor Ivanovich Prilipko***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.25.6. ***Pavel Alexandrovich Ryazantsev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.25.7. ***Konstantin Vladimirovich Pirl***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.25.8. ***Vladimir Yakovlevich Putilov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.25.9. ***Leonty Alexandrovich Yakovlev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.25.10. ***Victor Ivanovich Prilipko***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

25.26. Name: ***Kit Private Type Company***
Place of business: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***
Mailing address: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***
Issuer's share in the authorized capital of the corporation: ***6.97 %***
Share of the party in the Issuer's authorized capital: ***no share***
Single and collective executive bodies have not been elected due to the fact that the organization

is under liquidation

25.27. Name: ***TD - Telecom Private Company***
Place of business: ***8, Voskresenskaya ul. 6th floor, Arkhangelsk, 163061***
Mailing address: ***8, Voskresenskaya ul. 6th floor, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***6.7 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

25.27.1. ***Vladimir Ivanovich Belokaminskiy***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.081 %***

25.27.2. ***Sergey Arkadyevich Surovtsev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.019 %***

25.27.3. ***Nina Ivanovna Bakina***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.27.4. ***Nikolay Mikhaylovich Vanichev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.00005 %***

25.27.5. ***Nataliya Sergeyevna Sinkova***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

25.27.6. ***Nataliya Sergeyevna Sinkova***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

26. Other affiliated parties of the Issuer

26.1. Name: ***Dagestan Public Company for Communication and Informatics***
Place of business: ***1, pr-t Lenina, Makhachkala, the Republic of Dagestan, 367012***
Mailing address: ***1, pr-t Lenina, Makhachkala, the Republic of Dagestan, 367012***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.2. Name: ***Mobile Telecommunications Private Company***
Place of business: ***55, ul. Plyushchikha, building 2, Moscow, 119121***
Mailing address: ***22, ul. Marxistskaya, building 2, Moscow, 109147***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.3. Name: ***RusLeasingSvyaz Private Company***
Place of business: ***6, 2nd Spasonalivkovsky per., Moscow, GSP V-49, 119991***
Mailing address: ***6, 2nd Spasonalivkovsky per., Moscow, 117909***
Issuer's share in the authorized capital of the corporation: ***3.65 %***
Share of the party in the Issuer's authorized capital: ***no share***

26.4. Name: ***Startcom Private Company***
Place of business: ***6, 2nd Spasonalivkovsky per., GSP-1, Moscow, 119991***
Mailing address: ***26, ul. Zoologicheskaya, building 2, Moscow, 123242***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.5. Name: ***Volgatelecom Open Joint-Stock Company***
Place of business: ***The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000***
Mailing address: ***The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.6. Name: ***Giprosvyaz Public Company***
Place of business: ***11, ul. 3rd Khoroshevskaya, Moscow, 123298***
Mailing address: ***11, ul. 3rd Khoroshevskaya, Moscow, 123298***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.7. Name: ***Far-East Company of Electric Communication - Public Company***
Place of business: ***57, ul. Svetlanskaya, Vladivostok, 690600***
Mailing address: ***57, ul. Svetlanskaya, Vladivostok, 690600***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.8. Name: ***Lensvyaz Open Joint-Stock Company***
Place of business: ***61, ul. B. Morskaya, St. Petersburg, Russia, 190000***
Mailing address: ***61, ul. B. Morskaya, St. Petersburg, Russia, 190000***
Issuer's share in the authorized capital of the corporation: ***no share***

Share of the party in the Issuer's authorized capital: ***no share***

26.9. Name: ***Sibirtelecom Public Company***
Place of business: ***5, ul. Lenina, Novosibirsk, 630099***
Mailing address: ***5, ul. Lenina, Novosibirsk, 630099***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.10. Name: ***Uralsvyazinform Public Company***
Place of business: ***68, ul. Lenina, Perm, 614096***
Mailing address: ***68, ul. Lenina, Perm, 614096***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.11. Name: ***Open Joint-Stock Company - Central Telecommunication Company***
Place of business: ***23, ul. Proletarskaya, Khimki, Moscow Oblast, 141400***
Mailing address: ***6, Degtyarny pereulok, building 2, Moscow, GSP, 103604***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.12. Name: ***Tsentralny Telegraf Public Company***
Place of business: ***7, ul. Tverskaya, Moscow, 103375***
Mailing address: ***7, ul. Tverskaya, Moscow, 103375***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***0.0011 %***

26.13. Name: ***Open Joint-Stock Company - Southern Telecommunication Company***
Place of business: ***66, ul. Karasunskaya, Krasnodar, 350000***
Mailing address: ***66, ul. Karasunskaya, Krasnodar, 350000***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.14. Name: ***Public Company for long-distance electric communication Rostelecom***
Place of business: ***5, ul. Delegatskaya, Moscow, 103091***
Mailing address: ***5, ul. Delegatskaya, Moscow, 103091***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.15. Name: ***Kostroma City Telephone Network Public Company***
Place of business: ***6, ul. Gagarina, Kostroma, 156023***
Mailing address: ***6, ul. Gagarina, Kostroma, 156023***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.16. Name: ***Moscow City Telephone Network Open Joint-Stock Company***
Place of business: ***6/2 Degtyarny per., Moscow, 103804***
Mailing address: ***6/2 Degtyarny per., Moscow, 103804***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.17. Name: ***Public Company Svyaz of the Republic of Komi.***
Place of business: ***60, ul Lenina, Syktyvkar, the Republic of Komi, Russia***
Mailing address: ***60, ul Lenina, Syktyvkar, the Republic of Komi, Russia, GSP-1, 167981***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

26.18. Name: ***FK-Svyaz Private Company***
Place of business: ***14 Volgogradsky pr-t, Moscow, 109316***
Mailing address: ***3, ul. Malaya Semenovskaya, block 1, Moscow, 105023***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

27. Share of Issuer's participation in the authorized capital of affiliated corporations

See clauses 24, 25, 26

28. Share of Issuer's affiliated parties', their promoters' and officials' participation in the authorized capital of the Issuer

See clauses 24, 25, 26

27. Share of Issuer's participation in the authorized capital of affiliated corporations

See clauses 24, 25, 26

28. Share of Issuer's affiliated parties', their promoters' and officials' participation in the authorized capital of the Issuer

See clauses 24, 25, 26

29. Parties having 5 and more per cent of votes in the supreme management body of the Issuer

Name: ***Investment Communication Company - Open Joint-Stock Company***
Share: ***50.84 %***

Name: ***Brunswick UBS Warburg Nominees Private Company***
Share: ***14.31 %***

Name: ***Depository Clearing Company - Private Company***
Share: ***7.75 %***

Name: ***Lindsell Enterprises Limited***
Share: ***6.72 %***

Name: ***ZAO ING-Bank (Eurasia) Private Joint-Stock Company***
Share: ***5.6 %***

30. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations

Organization: ***Iskra – the Association of Operators of the Federal Business Servicing Network (BSN)***
Place and functions of the Issuer in the organization: ***The OJSC North-West Telecom is a participant in the Iskra BSN Association from November 28, 2001 pursuant to the decision of the Extraordinary Meeting of the Company's Shareholders.***
As a member of the Association, the Company has the following functions:

1. ***Participation in the management of the Association***
2. ***Representing the Association in the operation regions***
3. ***Paying annual target fees in due time, the amount of the fees being determined by the General Meeting of the Members***
4. ***Providing information required to resolve issues related to the operation of the Association***

According to the Articles of Association, the basic tasks of the Association are:

- Facilitating the development of a Mutually Coordinated Communication Network of the Russian Federation
- Facilitating the development of the leased Federal Business Servicing Network Iskra (hereinafter referred to as Iskra BSN)
Facilitating the provision- Facilitating the provision of the needed volume of the needed volume of the needed volume and quality of up-to-date communication services rendered to customers in Russia
- Facilitating the development of the research, technical, economic and organizational bases of Iskra BSN
- Facilitating the distribution of standardized solutions in creating the Iskra BSN
- Studying and facilitating the coordination of the interests of domestic developers, suppliers and consumers of Iskra BSN's services
- Distributing the advanced experience of digital networks organization in Russia and abroad
- Developing proposals on development of Iskra BSN
- Facilitating the development of the Russian market of communication services, finding the needs of consumers, advertising the capacities and advantages of Iskra BSN

Organization: ***Association of Telecommunication Operators of the North-Western Region of the Russian Federation***
Place and functions of the Issuer in the organization: ***OJSC North-West Telecom is a promoter and a permanent member of the Association. Functions of OJSC North-West Telecom in the Association:***

1. ***Making contributions to centralized and specialized funds formed by the Association to ensure the formation of funding sources and implementation of regional programmes***
2. ***Funding and crediting on favourable conditions projects and programmes adopted by the Association***
3. ***Participation on a contractual basis in affairs of joint, mixed and other ventures, and market structures established by the Association***
4. ***Assigning to the bodies of the Association the required premises, communication facilities, office facilities, furniture and other office equipment and transport necessary for the Association to achieve the goals established by the incorporation documents***

The Association was founded in September 1996 by ten communication operators from eight regions of Russia – Novgorodtelecom, Artelecom, Murmansktelecom, Electrosvyaz of Pskov Oblast, Cherepovetskelectrosvyaz, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Kaliningrad Oblast and Electrosvyaz of Vologda Oblast.

Organization: ***Association of Operators of the Federal Cellular Network NMT-450***
Place and functions of the Issuer in the organization: ***The Association was established for the purpose of facilitating the development of the federal public network of mobile radio telephone communication of Russia. OJSC North-West Telecom is a member of the Association.***

As a member of the organization, the Issuer performs the following functions:

1. ***Paying annual membership fees in due time***

2. *Facilitating the solution of issues of developing the Federal Cellular Network NMT-450*
3. *Organizing interaction with local and federal authorities*

31. Issuer's branches and representative offices

Name: ***Artelecom of Arkhangelsk oblast***
Place of business: ***45, Troitsky prospekt, Arkhangelsk, 163061, Russia***
Mailing address: ***45, Troitsky prospekt, Arkhangelsk, 163061, Russia***
Manager: ***Vladimir Ivanovich Belokaminskiy***
Date of opening: ***11.07.2002***
Period of power of attorney: ***31.12.2003***

Name: ***Murmanelectrosvyaz***
Place of business: ***82-a, pr. Lenina, Murmansk, Russia, 183038***
Mailing address: ***82-a, pr. Lenina, Murmansk, Russia, 183038***
Manager: ***Vitaly Stanislavovich Vitman***
Date of opening: ***11.07.2002***
Period of power of attorney: ***31.12.2003***

Name: ***Novgorodtelecom***
Place of business: ***2, ul. Lyudogoshcha, Veliky Novgorod, 173001, Russia***
Mailing address: ***2, ul. Lyudogoshcha, Veliky Novgorod, 173001, Russia***
Manager: ***Nikolay Pavlovich Emelyanov***
Date of opening: ***11.07.2002***
Period of power of attorney: ***31.12.2003***

Name: ***Petersburg Telephone Network***
Place of business: ***24, ul. Bolshaya Morskaya, St. Petersburg, Russia***
Mailing address: ***24, ul. Bolshaya Morskaya, St. Petersburg, Russia, 191186***
Manager: ***Igor Nikolayevich Samylin***
Date of opening: ***18.12.2001***
Period of power of attorney: ***31.12.2003***

Name: ***Cherepovetselectrosvyaz***
Place of business: ***29, ul. Kommunistov, Cherepovets, Vologda Oblast, 162602, Russia***
Mailing address: ***29, ul. Kommunistov, Cherepovets, Vologda Oblast, 162602, Russia***
Manager: ***Yury Alexandrovich Pochekin***
Date of opening: ***11.07.2002***
Period of power of attorney: ***31.12.2003***

Name: ***Electrosvyaz of Vologda Oblast***
Place of business: ***4, Sovetsky prospekt, Vologda, 160035, Russia***
Mailing address: ***4, Sovetsky prospekt, Vologda, 160035, Russia***
Manager: ***Alexandr Alexeyevich Kliman***
Date of opening: ***11.07.2002***
Period of power of attorney: ***31.12.2003***

Name: ***Electrosvyaz of Kaliningrad Oblast***
Place of business: ***24, ul. Bolnichnaya, Kaliningrad, 236024, Russia***
Mailing address: ***24, ul. Bolnichnaya, Kaliningrad, 236024, Russia***

Manager: *Alexandr Vladimirovich Andreyev*
Date of opening: *11.07.2002*
Period of power of attorney: *31.12.2003*

Name: *Electrosvyaz of the Republic of Karelia*
Place of business: *5, ul. Dzerzhinskogo, Petrozavodsk, the Republic of Karelia, 185000, Russia*
Mailing address: *5, ul. Dzerzhinskogo, Petrozavodsk, the Republic of Karelia, 185000, Russia*
Manager: *Sergey Mikhaylovich Gavryushev*
Date of opening: *11.07.2002*
Period of power of attorney: *31.12.2003*

Name: *Electrosvyaz of Pskov oblast*
Place of business: *5, Oktyabrsky pr., Pskov, 180000, Russia*
Mailing address: *5, Oktyabrsky pr., Pskov, 180000, Russia*
Manager: *Nikolay Alexeyevich Shalnev*
Date of opening: *11.07.2002*
Period of power of attorney: *31.12.2003*

32. Number of Issuer's employees

The average number of the Issuer's employees in the period under report, including the personnel of its branches and representative offices: *29 912*

33. Description of Issuer's basic areas of operation

General Trends in the Issuer's Industry (Communication).

During several recent years, the communication industry of Russia has been dynamically and stably developing against the background of the growth of Russian economy.

The communication industry of Russia includes operators established on the basis of former state communication enterprises, and new operators founded during the last 10 or 12 years.

Russian regional communication operators install and maintain subscriber communication lines, switch and transmit local communication signals and provide access to long-distance and international networks. Copper cables are normally used for signal transmission between subscribers and local exchanges.
A typical regional communication operator company organizes the functioning and servicing of the telephone network of a particular region; it provides the services of local telephone communication for subscribers in the region; and provides long-distance and international communication services, using the Rostelecom network.

OAO Rostelecom is the principal long-distance and international communication operator in Russia. OAO Rostelecom provides long-distance and international exchange services, ensuring the access of other communication operators to the national network and to international communication channels.

OAO Svyazinvest is the holding company uniting the controlling stock of most regional communication operators, and the controlling stock of OAO Rostelecom. At the moment, 75% + 1 share of OAO Svyazinvest belong to the state which is represented by the Ministry of State Property of the Russian Federation.

HISTORY OF ISSUER'S FOUNDATION AND BUSINESS

Brief Description of the History of Issuer's Foundation and Business

The enterprise providing telephone communication for St. Petersburg – Petrograd – Leningrad - St. Petersburg was established in 1882 when the rights of arranging and operating telephone communications in St. Petersburg were granted to the international company Bell's Telephones.

In compliance with the Decree of the RF President No. 721 of July 1, 1992 On Organizational Measures for Transformation of State-Run Enterprises ... into Joint-Stock Companies, privatization of the State-Run Leningrad City Telephone Network (LGTS) started.

On July 14, 1992, on the basis of the Order for the LGTS, a privatization commission was formed. From July to September 1992 the foundation documents of the Company were prepared (Articles of Association, Privatization Plan, Property Evaluation Statement, etc.).

On April 8, 1993, Resolution No. 613-r of GKI (State Committee for Property) of RF On Privatization of LGTS was signed.

On May 6, 1993, the Registration Chamber of the St. Petersburg Mayor's Office issued the Certificate of Registration of the Open Type Joint-Stock Company Petersburg Telephone Network (JSC PTN), and on May 31, 1993, the Financial Board of the St. Petersburg Mayor's Office registered the issue of AO PTN's stock.

In 1996 OTJSC PTN was transformed into OJSC PTN, and respective amendments were introduced to the Articles of Association.

On November 28, 2001, on the basis of a decision of an extraordinary General Meeting of the Shareholders, in the framework of re-organization in the form of affiliation of 8 telecommunication operators of the North-Western region with OJSC PTN, the latter was transformed into OJSC North-West Telecom, and then the respective amendments were introduced to the Articles of Association.

On 17th July 2002 OJSC North-West Telecom was re-registered by the Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg and received its basic registration No.: 1027809169849.

On 31st October 2002 the following companies providing telecommunication services in the territory of the North-Western Federal District were affiliated with OJSC North-West Telecom:

Public Company Artelecom of Arkhangelsk Oblast

Murmanelectrosvyaz Public Company

Novgorodtelecom Open Joint-Stock Company

Public Company Electrosvyaz of Pskov Oblast

Cherepovetsectrosvyaz Public Company

Public Company Electrosvyaz of Vologda Oblast

Public Company Electrosvyaz of Kaliningrad Oblast

Public Company Electrosvyaz of the Republic of Karelia.

Later the affiliation of Open Joint-Stock Company Svyaz of the Komi Republic and Open Joint-Stock Company Lensvyaz is expected.

Goals of Establishing the Issuer

The main goals of establishing the North-West Telecom Open Joint-Stock Company are to organize and provide local telephone services and, starting from December 28, 2000, long-distance and international telephone communication services for subscribers in the territory of St. Petersburg and Leningrad Oblast and after affiliation of 8 telecommunication operators of the North-Western Federal Region, the company provides telecommunication services within all the North-Western Federal Region, excluding Leningrad Oblast and Komi Republic

OJSC North-West Telecom also provides accompanying communication services, such as leasing out channels for data transmission of automated control, telegraph and broadcasting systems,

renders radiotelephone communication services and reference services, and Internet access services.

BASIC PRODUCTS (SERVICES)

Description of basic products (services) that have produced over 10% of the Issuer's sales (receipts) volume

The basic products (services) of OJSC North-West Telecom, that have produced over 10% of the sales, are services of telephone communication for individuals and organizations in the territory of St. Petersburg and in some territories of Leningrad Oblast and since November 2002 - in the territories of the whole North-Western region.

The main income of OJSC North-West Telecom from the basic services is formed on the basis of the monthly subscriber fee for the use of the telephone and providing long-distance and international telephone services. The dynamics of income from the basic services and its share in the total volume of sales of OJSC North-West Telecom for the years 2000, 2001 and 2002 are shown below.

	2000		2001		2002	
	thousand roubles	%	thousand roubles	%	thousand roubles	%
Subscriber fee	1315950	72,7	1417445	40,3	2930427	51,6
Long-distance and international telephone services	-	-	1819461	36,6	2440710	43

Exported products (services)

2000
Exported products (services) none
2001
Exported products (services) none
2002
Exported products (services) none

OJSC North-West Telecom does not deal with export of products (services).

BASIC AREAS OF BUSINESS AND THEIR SHARE IN THE TOTAL VOLUME OF SALES

According to the Articles of Association of OJSC North-West Telecom, the basic areas of the Company's business are:

1. Providing services to the authorities and management bodies, as well as to other corporations and individuals in the field of telecommunications.
2. Creating and operating backbone networks, regional (area) and local telecommunication networks, as well as control and signaling facilities.
3. Design, introduction and operation of the telecommunication network for transmission of

various kinds of information (voice data transmission, facsimile and cable transmission, other types), as well as organization and operation of the telematic service (Telex, Videotex, Telefax, e-mail) on the basis of digital transmission and switching systems.

4. Gas facilities operation.

5. Organization of warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones.

6. Design, development and implementation of advanced technologies in various industrial areas.

7. Production and sales of components and spare parts for various systems, mechanisms and devices.

8. Design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing, hotels, camping sites and motels.

9. Production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials.

10. Procurement, processing and sale of wood, production of joinery and furniture.

11. Design and development of software and dataware for automated systems of various applications.

12. Manufacture, processing and sale of animal and vegetable products, including wild species.

13. Production and sale of consumer goods.

14. Trading, purchasing and commercial agency, including consignment trade.

15. Participation in organization of stock exchanges, commodity exchanges and other exchanges, as well as trading houses both in RF and abroad according to the procedures established by the law.

16. Dealership and brokerage according to the procedures established by the law.

17. Specialists training and further education both in RF and abroad.

18. Creating a network of company shops in RF and abroad.

19. Providing services in the field of:

- tourism, including international and non-traditional tourism;

- cargo and passenger carriages by motor road, railway, by water and by other modes of transport;

- hotel servicing, including motels and camping sites;

- consulting, marketing and engineering;

- information activities, including those in the on-line and off-line modes in compliance with the active law;

- production of advertising facilities; advertising services.

20. Sale and acquisition of patents, inventions and know-hows according to the procedure established by the law.

21. Organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law.

Organization of cultural exchanges without currency payments.

Carrying out work related to the use of data considered a state secret and to provision of services to protect a state secret.

Basic areas of business and their share in the total volume of sales

For the three recent fiscal years, over 10% of receipts from OJSC North-West Telecom's sales were from services in the field of telecommunication, which is the priority area for the Company.

Other areas of Company's business, with which it deals in practice, are mainly auxiliary activities helping in one way or another the priority business of telecommunication services.

Areas of activities:	*Shares in the total income, %*		
	2000	*2001*	*2002*

Telecommunication services	95,9	93,2	96,6
Other areas of business	4,1	6,8	3,4

Prevailing areas of business

OJSC North-West Telecom's prevailing area of business, which has the priority significance, is the business of telecommunication services provision, including provision of local, long-distance and international telephone communication services in the territory of St. Petersburg and a number of districts of Leningrad Oblast, and since November 2002 - in the whole territory of the North-Western region .

SOURCES OF RAW MATERIALS, COMPONENTS AND SERVICES

Names of the suppliers, on which over 10% of all inventories supplies fall, their shares in the total volume of supplies

Given below are data on the suppliers, on which over 10% of all inventories fall.

For the year 2002 the share of imports in all inventory holdings supplies to the Company was 25.99 %.
In the 1st quarter of the year 2003 the share of imports in all inventory holdings supplies to the Company was 10.97 %.

Availability of the sources of raw materials, components and services in the future.

Forecasts of the accessibility of material assets sources are estimated as favourable. The key sources of material assets are reliable and long-term partners of the Issuer, whose production activities are aimed at telecommunication companies who are the main consumers. No changes in the structure of material assets suppliers are planned.
The offer of producers and sellers of imported products used in the Issuer's production activities considerably exceed the Issuer's demand for them. Thus, no difficulties in accessibility of material assets sources are expected.

ISSUER's PRODUCTS (JOBS, SERVICES) SALES MARKET

Names of the consumers, on the turnover with which over 10% of all receipts from the sale of products (jobs, services) fall, their share in the total volume of supplies

The key buyers of the Issuer's products are enterprises of all forms of ownership, and individuals of the North-Western region.

Possible adverse factors that may affect the sales of the Issuer's products are:
- Deterioration of the legal, political and economic situation in the country and in the Issuer's business region;
- Intensification of investment in alternative telecommunication enterprises of the Issuer's business region;
- State regulation of the company's commercial activities.

Given below are data on the consumers, on which over 10% of all receipts from the sale of products, jobs and services fall in the years 2000, 2001 and 2002.

2000

There are no consumers, on which over 10% of all receipts from the sale of products, jobs and services would fall.

2001

There are no consumers, on which over 10% of all receipts from the sale of products, jobs and services would fall.

2002

There are no consumers, on which over 10% of all receipts from the sale of products, jobs and services would fall.

Because of the peculiarities of OJSC North-West Telecom's business, which is done on a mass scale, there are no such consumers, on which over 10% of the sales volume would fall.

Negative factors that may significantly affect the sale of products, jobs or services by the Issuer

Negative factors that may later significantly affect the sale of products, jobs or services provided by OJSC North-West Telecom include:

I) reduced general solvency of the St. Petersburg's population;

II) deteriorated financial position of enterprises and organizations of St. Petersburg,

Which will result in increased accounts receivable of OJSC North-West Telecom's communication services consumers.

PRACTICE OF ACTIVITIES IN RESPECT OF RESERVES.

The Issuer's policy in respect of reserves is set forth in the Provisions on the Accounting Policy of OJSC North-West Telecom.

Inventories (raw materials and goods) are taken for accounting on the basis of the actual expenses for their acquisition or manufacture.

Evaluation of retiring inventories (except for precious metals) is carried out according to the average prime cost.

Turnover ratio and its calculation methods:

The inventories turnover ratio (ITR) reflecting the inventories use rate is calculated as follows:

ITR = line 010 (form 2 of the accounting report) / ((Ib + Ie)/2)

where Ib is the value of inventories as of the beginning of the period (line 210 (form 1 of the accounting report)),

and Ie is the value of inventories as of the end of the period (line 210 (form 1 of the accounting report))

To calculate the duration of one cycle of inventories turnover in days, 365 days must be divided by the factor ITR.

SEASONAL NATURE OF BUSINESS

OJSC North-West Telecom's prevailing area of business, which has the priority significance for

gaining income, is the business of local telephone communication services in the territory of St. Petersbur, and since November 2002 - in the whole territory of the North-Western region (see the 'Share of the operating income' section) with tariff income.

In compliance with the active Price List of OJSC North-West Telecom, the tariff income has been established and is exacted on a monthly basis, the rate amount being fixed.

Thus, the business of OJSC North-West Telecom and its share in the total income are not of seasonal nature.

FUTURE OBLIGATIONS

Issuer's future essential obligations

Future essential obligations of OJSC North-West Telecom are related to supplies of up-to-date digital equipment for the continuing upgrading of the St. Petersburg general-use telephone network and the forthcoming transition to time billing of local calls in the form of fulfilling the obligations under the earlier received tied credits from suppliers.

Given below are data on the equipment suppliers with whom OJSC North-West Telecom is bound by future obligations.

Supplier	Type of equipment
Mitsui & Sumitomo & NEC Co. Ltd.	SDH data transmission system
DSC Communications	subscriber access equipment
NOKIA	switching equipment
Lucent Technologies	telecommunication equipment
Elsys	telecommunication equipment
Alcatel	telecommunication equipment

In compliance with the contracts that have been made and the agreements that have been achieved, obligations of OJSC North-West Telecom to the said suppliers will be fulfilled in the period from 2001 to 2004 inclusive.

Negative effect that the said obligations may have on the Issuer

The basic problem is related to the risk of rouble's sharp devaluation, as all contracts are denominated in US dollars, and OJSC North-West Telecom receives in fact 100% of its income in roubles, due to which there may arise a situation when there would not be sufficient own funds to fulfil the earlier undertaken obligations.

PRINCIPAL COMPETITORS

Competitive conditions of Issuer's business. Markets in which the Issuer operates or intends to operate. Principal existing and expected competitors.

1. MegaPhone, North-Western branch

The company provides services of local, long-distance and international cellular communication in the GSM digital standard, in the frequency band of 900 and 1800 MHz.

Territory – Oblasts: Leningrad, Arkhangelsk, Vologda, Murmansk, Novgorod, Kaliningrad and Pskov Oblasts; cities: St. Petersburg; Republics: Karelia.

The key clients of the company are residents of St. Petersburg and Leningrad Oblast with medium and high income. There are many corporate clients from all industries among clients

of the company.

MegaPhone is the leader of the cellular communication market of St. Petersburg, its market share being 57%.

Strengths: high quality of provided services, well-developed own network, many corporate clients, a wide range of digital cellular communication services, and unification of North-Western GSM and Megaphone into a single network, due to which the company has significantly expanded its geographic presence in the Russian and foreign markets.

2. Golden Telecom, a branch in St. Petersburg

Services: local, long-distance and international telephone communication, dial-up and dedicated access (SDSL) to the Internet, ISDN network services (telephony, video conference communication, Internet), Frame Relay (Internet, data transmission), co-location, web-hosting (registration of domains and placement of web-servers).

Territory – Oblasts: Moscow, Leningrad, Pskov and Kaliningrad Oblasts; cities: St. Petersburg, Moscow.

The company is mainly aimed at the corporate and mass market, small- and medium-size companies, and it is from the business sector that gains the bulk of its income.

The company owns 19% of the Russian Internet services and data transmission market, having 140 points of presence in Russia at its disposal.

Strengths: high quality and wide range of provided services; introduction of new services; a flexible rate policy; merger with bigger communication operator companies. The company has united with the Sovintel company.

At the moment, the company has over 100 employees.

General financial indices for the year 2002:

- (net) receipts from sales: $199 MIO;

- sales profit before depreciation (EBITDA): $61 MIO.

It is expected that in 2003 the receipts will grow by 60% to $318 MIO, while EBITDA will grow by 89% to $116 MIO. Later, Golden Telecom will be growing by 8-9% per year.

3. Equant/Global One, the St. Petersburg Representative Office

Services: local, long-distance and international telephone communication (including CONTACT card and Global Calling Card), dial-up and dedicated access to the Internet, services of X.25, Frame Relay, ATM, ISDN, data and message transmission, corporate networks, end-to-end solutions, video conferences, unification of local networks, solutions of IP-telephony for operators (including those using telephone cards), access to electronic auctions, the Reuters dealing systems, the interbank payment system SWIFT, to international systems of electronic payments and money transfer, web-hosting, web-design;

Territory: national network. The company has representative offices in 14 major Russian regions, over 100 partner organizations deal with distribution in Russia; there is an up-to-date communication network with access from 220 countries, including 300 cities of Russia, CIS and Baltic countries.

Strengths: a wide range of services, constant introduction and improvement of new services, provision of comprehensive servicing, a well-developed infrastructure, high quality of services.

Weaknesses: the company adheres to a conservative manner of development, there are high prices of services.

Structure of income (according to the company's data): local, long-distance and international telephony - 30-40%, dedicated access to the Internet - 25%, data transmission - 5-10%, services to communication operators – 20%. The company owns 19% of the Russian Internet services and data transmission market, having 300 points of presence in Russia at its disposal.

The most profitable for the company are communication operators, transport (mainly, sea transport), industrial enterprises and commercial banks. The company mainly specializes in the construction of corporate data transmission networks and aims at end-to-end solutions.

There are about 30 employees in St. Petersburg (about 600 in Moscow and in Russia on the whole).

4. PeterStar

Services: local, long-distance and international telephone communication (including that by telephone cards), organization of dial-up and dedicated high-speed digital data transmission channels, wireless access to the telephone network, data transmission services using the ATM, ISDN and Frame Relay technologies, as well as wideband access, Long Reach Ethernet, DSL, dial-up and dedicated access to the Internet, corporate networks construction, video conference communication, office telephone exchanges with installation on a turnkey basis and complete maintenance, connection to external trading and information systems, the 777 operator services for clients.

Territory: national network.

Strengths: high quality and wide range of provided telecommunication services, constant design and introduction of new services.

Weaknesses: high rates for the services, payment for outbound calls.

The main source of the company's income is the business sector (up to 95%), the rest being the population (up to 5%). The company occupies 27.4% of the business telephony market; 7% of the mass Internet access market; and 39.4% of the data transmission market (according to the results of the year 2001).

About 400 employees work for the company.

5. MTS (Telecom XXI)

The company provides services of local, long-distance and international cellular communication in the GSM digital standard, in the frequency band of 900 and 1800 MHz.

Territory – Oblasts: Leningrad, Arkhangelsk, Vologda, Murmansk, Novgorod, Kaliningrad and Pskov Oblasts; cities: St. Petersburg; Republics: Karelia.

The key clients of the company are residents of St. Petersburg and Leningrad Oblast with medium and high income. The company has acquired its clients base (more than 500,000 people) due to a powerful advertising campaign and competitive rates.

The share of MTS in the cellular communication market of St. Petersburg as of the end of February 2003 was 36%.

Strengths: rate plans for cellular communication services provision, that are new for St. Petersburg; rapid construction of new base stations in Leningrad Oblast, a wide range of telecommunication services, flexibility of rate plans; the services of the company are intended for people with medium and high income, which, in its turn, has significantly increased the number of subscribers with medium income. Weaknesses: the network has been built starting from the beginning of the year 2002; and in spite of the rapid development rate, there happen some failures in its operation, which, in its turn, affects the quality of provided services.

There are over 700 employees in St. Petersburg and over 300 in the North-West branches.

6. National Payphone Network

Payphone Communication Services.

Territory – Republics: Karelia, Komi, Tatarstan; Krays: Krasnodar Kray; Oblasts: Arkhangelsk, Volgograd, Vologda, Ivanovo, Kaliningrad, Leningrad, Moscow, Murmansk, Nizhny Novgorod, Novgorod, Pskov, Rostov, Saratov, Sverdlovsk and Ulyanovsk Oblasts; cities: St. Petersburg, Moscow.

Strengths: development of a single payphone network all over Russia.

Weaknesses: at the moment, the level of single payphone network coverage of entire Russia is not very high, people cannot use a TC from a home telephone set.

The bulk of the company's services consumers are the residents of the city. The bulk of the income is gained from the population, and only 10-15% is the income from the business sector.

150 persons work for the company.

7. BCL

Services: local, long-distance and international telephone communication (including that on the basis of own network of payphones), dial-up and dedicated access to the Internet (including that on the basis of Ethernet in business centers), access via dedicated channels in Moscow and in over 30 countries of the world on the conditions of One Stop Shopping, data transmission services (using the Frame Relay and ATM technologies, on the basis of dedicated channels, by the X.25 protocol),

installation of digital P.A.X. – of the leading producers of telecommunication equipment; Avaya and Nortel - Definity, Meridian or Mercator, web-hosting, colocation, e-mail exchange, services of transit and termination of VoIP traffic, services of leasing dedicated channels.

Territory – Republics: Karelia, Komi; Oblasts: Arkhangelsk, Vologda, Leningrad, Murmansk, Novgorod, Pskov and Tver Oblasts; cities: St. Petersburg, Moscow.

Strengths: highly skilled personnel and qualified approach aimed at the buyer, a wide dealership network.

Weaknesses: a weakly developed infrastructure, closed information on rates for services provided.

About 100 employees work for the company.

8. Petersburg Transit Telecom

The company operates in the wholesale market, selling telecommunication resources (line and channel capacity) to big communication operators.

Territory: the cities of St. Petersburg and Moscow.

Strengths: a well-developed own infrastructure, provision of services to communication operators only, individual solution of rate plans.

Weaknesses: small coverage area (Moscow and St. Petersburg only).

Main consumers: communication operators (wholesale buyers of communication channels)

About 130 persons work for the company.

9. LANCK-Telecom

Services: long-distance and international communication based on the up-to-date method of voice transmission via digital and dedicated channels; data transmission and telematic services; constant connection to the Internet via dial-up and dedicated lines, digital channels in the SDH network and virtual channels in the Frame Relay network using the ISDN technology; HPNA; web-hosting and web-design.

Territory: St. Petersburg and Leningrad Oblast.

Strengths: the established image of the company.

Weaknesses: a weakly developed rate policy, a strong competition with local communication operators and Internet providers, high dependence on services suppliers (lease of channels).

The company is getting most of its income (about 60%) from providing services to the population, and the rest of the income comes from the business sector, in which the most profitable are commercial banks and companies operating in the field of trade and public catering.

About 50 persons work for the company.

10. Comin

Services: leasing long-distance and international satellite communication channels; provision of services in satellite communication, telecasting and broadcasting; telematic services; connection to the Internet; delivery, deployment and installation of equipment and stations of satellite and radio-relay communication.

Territory: national network.

Strengths: uniqueness and a wide range of services, high speed of organizing a communication channel with any place in Russia (the capacity of organizing a communication channel with any place in Russia within 3 months), originality of services provided.

Weaknesses: the company's activities directly depend on the development of communication operators who, in their turn, are leasing communication channels.

The company mainly works only with communication operators, leasing out communication channels to them, the only exception being the provision of telematic services, where the population's share is about 1%.

About 100 persons work for the company.

Based on the obtained official data of the St. Petersburg Committee of Statistics, the following conclusions may be drawn:

1. The bulk of money of the entire communication services market of St. Petersburg falls on North-Western GSM (today it is a part of the Megaphone network), a little more than a third of the market income;

2. The second company by the income gained is OJSC PTN, today OJSC North-West Telecom, almost a fourth of the entire market falling on this company;

3. The third company by the income gained is Sovintel.

Actually, OJSC North-West Telecom is the monopolist in the market of telecommunication services provided. The shares of market ownership by certain services reach 100%. i.e. the share of absolute ownership for the segment. In each of the Issuer's branches a weakness in the development of Internet technologies is observed. In fact, all regional branches control about a half of the local market of dial-up access to the Internet. In some areas of the North-Western Federal District, OJSC North-West Telecom owns up to 60% of the market; however, the situation with dedicated access is much worse. One of the basic causes of the current situation is the poor physical state of the communication equipment. To change this position, much investment for renewal of fixed assets is required.

Percentages of the Issuer and its competitors (according to the Issuer) for the three completed fiscal years preceding the date of approval of the decision on the issue of Bonds, or for each completed fiscal year from the moment of foundation, if the Issuer has been operating for less than three years:

RISK FACTORS

Impact of the situation deterioration in the Issuer's industry on its operation and execution of obligations under the Bonds.

Main industry risks for the Issuer may be reduced to the following:

1) Strengthening of Competition

The Issuer is facing a growing competition from other operators, which may lead to a reduction of the operation margin, a decrease in the market share and a reduction of the price of our services.

The Russian market of telecommunication services is becoming very competitive. The trend of the Russian Government's licensing policy consists in increasing the competition between suppliers of telecommunication services. The Ministry of Communication has abandoned the principle of issuing exclusive licenses for each technological standard for a region, and adopted the principle of issuing several licenses covering the same territory. Competitors of OJSC North-West Telecom are in a more favourable position, as they are free in choosing services to be provided and a price policy, unlike the Issuer who has to bear the social burden and is restricted in the possibility of changing the rates.

In this respect, mobile communication operators are the strongest competitors of the Issuer. MTN and MegaPhone have already won significant shares of the market. By the moment, another operator – Biline (OJSC Vympelcom) has started its operation in the cellular communication services market.

2) State Regulation of the Industry

In compliance with the legislation of Russia, a license has to be obtained for provision of communication services. Uncertainty in the regulation in respect of prolonging our licenses may lead to incapability of prolonging our licenses or to an increase of our obligations and a reduction of our rights according to the conditions of prolonged licenses, which increases expenses and may limit the area of communication services provision.

The period of our licenses expires at different times in the range of the years 2003 – 2012 and can be prolonged after submitting an application to the Ministry of Communication. Officials in the Ministry of Communication may decide anything as to prolonging the licenses, and we cannot be sure whether our licenses will be prolonged or not. Besides, even if they are prolonged, this

may take place with extra obligations, including extra fees, or with a reduced coverage area. If we are not able to prolong our licenses or get renewed licenses on conditions similar to the current conditions, the scope of services provided by us and the number of subscribers may decrease.

Besides licensing, there are other possible risks related to the state regulation of the industry, the level of which is quite high due to the strategic significance of the industry.

3) Decrease in the Solvent Demand for Provided Communication Services

A reduction of company's receipts may also be caused by a decrease in the demand for provided services. Such a reduction is possible in different situations, e.g. in case of higher inflation (see inflation risks), growth of rates as a result of increased costs, in case of a general decrease in solvent demand and in other cases.

However, on the whole industry risks are evaluated as minimal, for as a result of industry enterprises restructuring, OJSC North-West Telecom has acquired the status of a natural monopolist in the entire North-Western region, and the resistance of such companies to unfavourable conditions of the environment is very high.

In case of unfavourable development of the situation in the region, the issuer plans to:

- *optimize the structure of production expenses;*
- *reduce enterprise's expenses, including reduction and revision of issuer's investment policy;*
- *change the structure of provided services for the purpose of maximizing the income of the enterprise.*

Impact of Regional Development on Issuer's Operation

Economic Prospects of the Region's Development

The socio-economic contribution of the North-Western region in the GDP of Russia in 2002 amounted to 9.4% (or 889.4 billion roubles). The most economically developed regions of the district are St. Petersburg, the Murmansk, Leningrad, Arkhangelsk and Vologda Oblasts, their share being about 83% of the gross regional product of the united territory, 70% of the population's income and 70% of the communication services market.

The total income of the communication industry in RF increase by 20-25% annually. In the three years to come, the volume of the Russian market of telecommunications will be increasing by about 15% annually. In 2000 it was about 4.6 billion US dollars (1.8% of the GDP – 250 billion), while in 2001 its share increased to 1.9% (5.4 and 290 billion US dollars respectively). Traditional operators had about 55% of all income of the industry in the year 2001.

According to the Ministry of Communication, the total income of the communication industry for the year 2002 in Russia was 270 billion roubles. New and traditional operators provided communication and data transmission services worth of about 270 billion roubles all in all, which is 25% more than in 2001. Telecommunication companies had 47% of the industry's income (about 127.5 billion roubles). The income of the cellular communication subindustry in 2002 was over 37% of the entire income of the communication industry. In 2002, over 50,000 km of cable and radio-relay communication lines, 3 MIO lines of automatic telephone exchanges of fixed city and rural telephone networks, over 12 MIO lines of mobile telephone communication and over 70,000 long-distance and international telephone channels were commissioned. The growth in the number of base telephone sets of the local telephone network was 1.8 MIO units, mainly due to telephone sets installed for the population.

In Russia on the average, digitalization of local telephone networks increased from 36.2% in 2001 to 40% in 2002, that of backbone networks from 87.4% to 92%, and the use of fibre-optic transmission systems on backbone networks from 71.5% to 78.0%. The telephone density made

25.6 telephone sets for 100 persons on the population against 24.1 in 2001. The number of payphones with the card payment system increased by 13% and was 127.5 thousand pcs.

As of 1st January 2003, 14602 licenses operated in the industry, including 11894 for telecommunication services, 2515 for telecasting and broadcasting, 187 for mail services and 6 for international information exchange. 1703 certificates for various kinds of communication equipment were issued in 2002.

Forecast of a possible change of the situation

According to forecasts, in the year 2004, the communication market in this country will grow to 8 billion US dollars, which corresponds to 2.05% of the GDP (390 billion US dollars). The key growth factors are the general improvement of the economic situation, strengthened rouble, penetration of mobile communication to regions and restructuring of local communication rates. Thus, the potential investors' interest in this segment of the market is quite high.

The North-Western region is one of well-developed telecommunication markets. A manifestation of that is the significant percentage of income from telecommunication services in the North-Western region in the income of the Russian communication industry – about 16%. The market of the region is characterized by strong competition. The market share is strongly differentiated by regions: in St. Petersburg OJSC North-West Telecom controls only 20% of the market, while its regional branches occupy 52.5% of the telecommunication market.

In 2002 the volume of the telecommunication market of the North-Western region made about 30 billion roubles. On the whole, the communication market development rates in the license territory of OJSC North-West Telecom are non-uniform: there is a more intensive development in regions than in St. Petersburg. This can be explained by the relative saturation of the market of communication services of St. Petersburg and by the increased expenses for communication in regions. Thus, with the existing market development level, for further development the Company must use extensive methods of gaining extra income from permanent subscribers more actively.

Due to the geographical location of the North-Western Federal District, a number of territories of which have not been sufficiently developed or populated, the communication enterprises of the District hold quite modest positions in Russia. At the same time, the District takes the first place in Russia by e-mail traffic, leaving other territories far behind, which can be explained by the fact that the territory of the District is crossed by communication channels used for information exchange with foreign countries. The North-Western Federal District holds the third place among Federal Districts of RF by income from communication services for the first half of 2002.

Forecast of the influence of situation changes in the region on the Issuer's operation and on performance of the obligations under bonds. Issuer's actions in case of adverse effect of changes on the operation.

A deterioration of the economic situation in the North-Western region may take place in case of material changes in the economic situation in Russia, including drastic changes in the exchange rate of the national currency, which may entail a reduction of the number of industrial and agricultural enterprises of all forms of ownership operating in the region, a growth of unemployment and a slowdown of the population's solvent demand.

Such developments would result in a suspension of implementing the Issuer's investment programme, a reduction of the volume growth of communication services provided by the Issuer in the territory of the region and a growth impairment of the income base.

In such a case, the Issuer will fulfil the obligations under bonds through Company's income from operation, and, if necessary, it will attract short-term loans from commercial banks for that purpose.

Currency risks.

Influence of Currency Exchange Rate Fluctuation on the Issuer's Operation and on Performance of the Obligations under the Bonds

Changes of the currency exchange rate may increase our expenses, reduce our reserves or hamper repayment of our debts.

Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer. During the recent several years there has been a significant fluctuation of the rouble as compared to the main world currencies, which has been mainly expressed in the fall of the exchange rate of the rouble. The Central Bank of RF has imposed various restrictions on trading operations involving foreign currency, trying to support the rouble exchange rate. The capability of the Government and of the Central Bank of RF to support a stable rouble exchange rate will depend on many political and economic factors. These factors include the capability of funding the budget deficit without resorting to issuing banknotes, control of the inflation level and maintaining sufficient foreign currency reserves to support the rouble exchange rate.

A certain part of expenses and liabilities of the Issuer is nominated in foreign currency or rigidly tied to the exchange rate of such foreign currencies as the US dollar and Euro. This includes, among other things, investment and borrowing. E.g., the share of foreign suppliers in the structure of the supplies of inventory holdings for the year 2002 is 25.99%.

Besides, there are significant loans provided to us by Vnesheconombank (Foreign Economic Bank) expressed in Euros or tied to the exchange rate of Euro. As to the latter type of loans (tied to Euro), in compliance with the accounting policy pursued by us, we carry out revaluation at the moment of repaying a debt only. As of 1st January 2003, the amount of sum differences under contracts with Vnesheconombank was 143 MIO roubles. The amount has not undergone any serious changes later.

Thus, a further devaluation of the rouble relative to the main world currencies may have an adverse effect on the Issuer by increasing expenses in roubles. In case of a decrease of the rouble exchange rate ahead of the increase of the rates for services, the Issuer may experience difficulties in payment or re-financing of a debt in foreign currency.

We will not be able to eliminate this risk by tying our rates to the US dollar/Euro exchange rate because of the state regulation of rates for most of the communication services provided by us.

A significant devaluation of the rouble (e.g., by 25-50%) can make it more difficult for the Issuer to fulfil the obligations under the Bonds, as in such a case even the respective increase of rates may become insufficient to make up the drop in the volume of services in kind, which will be caused by the slowdown of the population's purchasing capacity. In such a case, OJSC North-West Telecom is planning to take the following measures:

- optimize costs, including measures to limit expenses for wages;

-revise the investment programme;

- take measures to increase the turnover of the accounts receivable.

At the same time, under the current conditions of stabilization of the economy and a significant increase of the gold and exchange currency reserves of the Central Bank of RF, most forecasts predict a low level of rouble devaluation, at least relative to the US dollar, or even some strengthening of the rouble, which may, vice versa, have a positive effect on operational profitability of the company.

Description of the influence of inflation.

The risk of the influence of inflation may arise if the received monetary income is devalued from

the standpoint of the real purchasing power of money quicker than it is growing nominally. Inflation growth leads to increased expenses of the enterprise due to the growth of suppliers' prices. This is made up by indexing from time to time the prices of the services provided by the Issuer, in the amount agreed upon with the Ministry of Antimonopoly Policy and taking into account the inflation rate. However, with a considerable inflation level, such indexing may fail to correspond to the costs level, which may lead to increased expenses of the enterprise (because of the increased prices of fixed assets) and, as a consequence, to a drop in profits of the Issuer and, respectively, in the profitability of its business. This is aggravated by the fact that inflation is usually accompanied by devaluation of the rouble, and in such a case the currency risks are actualized, too.

Besides, a growth of inflation will lead to an increase in the value of borrowed funds for the Issuer, which may result in a shortage of the enterprise's circulating funds. On the other hand, according to the Issuer, inflation levels with which OJSC North-West Telecom may have difficulties in fulfilling its obligations to bond holders are much higher than the inflation level planned in the Russia's federal budget for the year 2003 – 12% per annum, being 30%–40% per annum.

The main inflation-related risk of the Issuer is an increase in the prime cost in respect of material and fuel resources, which is far ahead of the change in the rates for communication services.

In case of inflation growth, the issuer is planning to take measures to limit the growth of expenses and to pay special attention to increasing the turnover of circulating assets, including a change in the existing contractual relations with the consumers for the purpose of reducing the accounts receivable of buyers.

34. Investment declaration. Description of Issuer's business

To be submitted by investment funds only.

35. Plans of Issuer's future operation:

Brief Description of Issuer's Future Operation Plans

On 31st October 2002 eight earlier independent telecommunication companies were affiliated with OJSC North-West Telecom, and the integration process started, which, until 01.11.02 took place in the situation of independent operation of the affiliated companies in compliance with the Provisions on Budgeting approved by those companies. In October the Company considered plans of future operation and basic parameters of the budget for the year 2003.
The united Company has become the major supplier of telecommunication services in the territory of 1.2 MIO sq. m in area with the population of about 12 MIO people, providing services to 3.3 MIO commissioned lines (as of 01.10.02).

At the moment, besides the up-to date digital equipment of telephone centers, digital equipment of telephone exchanges and data transmission systems, OJSC North-West Telecom has a lot of obsolete equipment. The obsolete and worn out equipment does not make it possible to make a qualitatively new step in the development of OJSC North-West Telecom's network – transition to the digital network with a wide range of new services. In this connection, OJSC North-West Telecom's strategy will be aimed at restructuring the network topology and at replacing the obsolete equipment. To solve that task, renovation and re-equipment of switching systems and line structures are planned, as well as expansion of the existing telephone exchanges, renovation of technical premises and other operations aimed at replacement and improvement of the obsolete and worn out equipment.

The key tasks to be tackled by the company within the five years to come include:

- satisfying citizens' applications for installation of telephone lines;

- transition to the time-based call billing system throughout the North-Western District of Russia;

- development of extra services (Internet, data transmission, complete set services to business clients);

- increasing the company's share in the markets of new services.

Solving these tasks will require much effort in developing the communication networks infrastructure.

The key areas of developing telecommunication networks of OJSC North-West Telecom are:

- telephone network digitalization;

- creating intelligent networks;

- creating multiservice networks for provision of integrated services;

- digitalization of primary public networks.

OJSC North-West Telecom's financial plans provide for:

- *increasing receipts through increasing the volume of provided services;*
- *reducing the specific value of expenses;*
- *significantly reducing and liquidating the accounts receivable for communication services;*
- *pursuing a flexible rate policy;*
- *attracting new investment.*

The Company's development strategy is aimed at winning the telecommunication services market throughout the North-Western region of Russia.

Sources of Future Income

According to the business plan of OJSC North-West Telecom, the forecasted gross income of the Company in 2003 is at least 11 billion roubles.

Plans for Organizing, Expanding or Curtailing New Operating Facilities

There are no plans for organization of new operating facilities or their curtailment, the Company will continue its operation under the existing licenses.

The total amount of capital investment aimed at developing the business directly connected with the commissioning of 220,472 lines is 68% of the Investment Plan volume.

Design of New Product Types

No design of new product types is planned by OJSC North-West Telecom: the Company is planning to do its business in the framework of the active licenses.

Upgrading and Renovation of Key Assets

To introduce new equipment, upgrade the obsolete equipment and to improve the operating processes, OJSC North-West Telecom is purchasing and installing modern digital equipment for new electronic type automatic telephone exchanges.

Possible changes in Issuer's business field

OJSC North-West Telecom does not plan any changes in the field of its principal business –

provision of communication services in compliance with the active licenses and the Company's Articles of Association.

36. Data on Issuer's authorized capital

The amount of the Issuer's authorized capital is ***937 940 010***

Breakdown of the authorized capital by share categories:
Common stock:
Total (roubles): ***735 917 222***
Share in the Issuer's authorized capital: ***78.461012 %***
Preferred stock:
Total (roubles): ***202 022 788***
Share in the Issuer's authorized capital: ***21.538988 %***

37. Data on the share of the state (municipal entity) in the Issuer's authorized capital.

Share of the Issuer's authorized capital owned by the state (municipality):
Type of ownership: ***federal***
Share: ***0.00365%***
Manager of the block: ***Federal State Unitary Enterprise "All-Russia State Telecasting and Broadcasting Company"***

Type of ownership: ***of entities of RF***
Share: ***0.00072%***
Manager of the block: ***Department of Proprietary Relations of Vologda Oblast***

Type of ownership: ***of entities of RF***
Share: ***0.000097%***
Manager of the block: ***Property Fund of Novgorod oblast***

Issuer's stock holding fixed as state (municipality) property:
there is no such share

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):
not applied

38. Data on announced Issuer's shares.

38.1

Stock category: ***common***
Form of shares: ***registered non-documentary***
Full name of the category/type of announced shares: ***common registered non-documentary shares***
Face value (roubles) ***1***
Number: ***36 517***
Total (roubles): ***36 517***
Placement conditions: ***The placement conditions are not defined in the Articles of Association***

38.2

Stock category: ***preferred***

Stock type: ***A***

Form of shares: ***registered non-documentary***

Full name of the category/type of announced shares: ***preferred registered non-documentary type A shares***

Face value (roubles) ***1***

Number: ***64 605***

Total (roubles): ***64 605***

Placement conditions: ***The placement conditions are not defined in the Articles of Association***

39. Issuer's essential agreements and commitments

none

40. Issuer's commitments in the field of issuing shares and securities convertible into shares

There are no Issuer's commitments in the field of issuing shares and securities convertible into shares.

41. Data on sanctions applied to the Issuer and on its participation in court proceedings and audits

Sanctions applied to the Issuer by the state authorities and the court for the three fiscal years preceding the year of the quarter under report, and for the current year:

Date of sanction: ***17.08.2000***
Authority applying the sanction: ***St. Petersburg State Tax Inspectorate***
Grounds of applying the sanction: ***Failure to comply with the property registration schedule***
Type of sanction: ***fine***
Amount of sanction (roubles): ***5 000***
Sanction execution progress: ***executed***

Date of sanction: ***20.11.2000***
Authority applying the sanction: ***St. Petersburg State Tax Inspectorate***
Grounds of applying the sanction: ***Under extra calculations for the years 1997-2000***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***4 199 501***
Sanction execution progress: ***executed***

Date of sanction: ***24.11.2000***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***
Grounds of applying the sanction: ***Decision No. 04-31/1097 on Long-Distance International Telephone Company inspection report. Understatement of the profit tax***

Type of sanction: ***arrears***
Amount of sanction (roubles): ***5 709 527***
Sanction execution progress: ***executed***

Date of sanction: ***24.11.2000***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***
Grounds of applying the sanction: ***Decision No. 04-31/1097 on Long-Distance International Telephone Company inspection report. Understatement of the profit tax***

Type of sanction: ***arrears***
Amount of sanction (roubles): ***3 305 515***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2000***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Monchegorsk***
Grounds of applying the sanction: ***Failure to submit VAT returns in 2000***
Type of sanction: ***Fine on VAT***
Amount of sanction (roubles): ***100***
Sanction execution progress: ***executed***

Date of sanction: ***17.10.2001***
Authority applying the sanction: ***The St. Petersburg and Leningrad Oblast Territorial Board of the***

Ministry of Antimonopoly Policy of RF

Grounds of applying the sanction: ***Violation of clause 4, article 17 of the Law on Competition***

Type of sanction: ***fine***

Amount of sanction (roubles): ***2 500***

Sanction execution progress: ***executed***

Date of sanction: ***26.12.2001***

Authority applying the sanction: ***The Federal Commission for Securities Market of RF***

Grounds of applying the sanction: ***Failure to comply with the schedule of submitting the quarterly report of securities Issuer for the 3rd quarter of 2001***

Type of sanction: ***fine***

Amount of sanction (roubles): ***12 000***

Sanction execution progress: ***executed***

Date of sanction: ***29.03.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Petrogradsky District of St. Petersburg***

Grounds of applying the sanction: ***Overdue VAT and Sales Tax payment by Petrogradsky Telephone Centre***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***5 383***

Sanction execution progress: ***executed***

Date of sanction: ***29.03.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***

Grounds of applying the sanction: ***Failure to observe the timing of providing a notice on opening (closing) bank accounts***

Type of sanction: ***fine***

Amount of sanction (roubles): ***45 000***

Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Moskovsky District of St. Petersburg***

Grounds of applying the sanction: ***Decision No. 27/46 on Long-Distance International Telephone Company inspection report. Understatement of the profit tax***

Type of sanction: ***fine***

Amount of sanction (roubles): ***15 000***

Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Moskovsky District of St. Petersburg***

Grounds of applying the sanction: ***Decision No. 27/46 on Long-Distance International Telephone Company inspection report. Understatement of the profit tax***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***1 120***

Sanction execution progress: ***executed***

Date of sanction: *22.04.2002*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Moskovsky District of St. Petersburg***

Grounds of applying the sanction: ***Decision No. 27/46 on Long-Distance International Telephone Company inspection report. Understatement of VAT***

Type of sanction: ***fine***

Amount of sanction (roubles): *1 257*

Sanction execution progress: ***executed***

Date of sanction: *22.04.2002*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Moskovsky District of St. Petersburg***

Grounds of applying the sanction: ***Decision No. 27/46 on Long-Distance International Telephone Company inspection report. Understatement of VAT***

Type of sanction: ***penalty***

Amount of sanction (roubles): *1 257*

Sanction execution progress: ***executed***

Date of sanction: *22.04.2002*

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***

Grounds of applying the sanction: ***Decision No. 11-31/438 on inspection report. Understatement of the profit tax***

Type of sanction: ***fine***

Amount of sanction (roubles): ***614 995***

Sanction execution progress: ***executed***

Date of sanction: *22.04.2002*

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***

Grounds of applying the sanction: ***Decision No. 11-31/438 on inspection report. Understatement of the profit tax***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***1 461 811***

Sanction execution progress: ***executed***

Date of sanction: *22.04.2002*

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***

Grounds of applying the sanction: ***Decision No. 11-31/438 on inspection report. Understatement of VAT***

Type of sanction: ***fine***

Amount of sanction (roubles): ***491 850***

Sanction execution progress: ***executed***

Date of sanction: *22.04.2002*

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***

Grounds of applying the sanction: ***Decision No. 11-31/438 on inspection report. Understatement of VAT***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***1 540 933***
Sanction execution progress: ***executed***

Date of sanction: ***25.04.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***Decision No 15-18/4189. Failure to comply with the schedule of submitting returns on tax for the maintenance of law-enforcement authorities.***

Type of sanction: ***fine***
Amount of sanction (roubles): ***800***
Sanction execution progress: ***executed***

Date of sanction: ***25.04.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***Decision No 15-18/4189. Failure to comply with the schedule of submitting returns on property tax.***

Type of sanction: ***fine***
Amount of sanction (roubles): ***31 366***
Sanction execution progress: ***executed***

Date of sanction: ***25.04.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***Decision No 15-18/4189. Failure to comply with the schedule of submitting returns on duty for territory cleaning.***

Type of sanction: ***fine***
Amount of sanction (roubles): ***7 090***
Sanction execution progress: ***executed***

Date of sanction: ***25.04.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***Decision No 15-18/4189. Failure to comply with the schedule of submitting returns on duty for needs of educational institutions.***

Type of sanction: ***fine***
Amount of sanction (roubles): ***644***
Sanction execution progress: ***executed***

Date of sanction: ***30.04.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***
Grounds of applying the sanction: ***Failure to observe the timing of providing a notice on opening (closing) bank accounts***
Type of sanction: ***fine***
Amount of sanction (roubles): ***15 000***

Sanction execution progress: *executed*

Date of sanction: *17.05.2002*
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***
Grounds of applying the sanction: ***Under property tax recalculation***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***8 181 734***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kalininsky District of St. Petersburg***
Grounds of applying the sanction: ***Road user tax***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***1 407***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Road user tax of Moskovsky Telephone Centre***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***6 809***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Tax on income of individuals at Recreation and Disease Prevention Centre***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***411***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***
Grounds of applying the sanction: ***Delay in VAT payment***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***2 136***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Delay in VAT payment by PTN Company***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***11 344***
Sanction execution progress: ***executed***

Date of sanction: ***18.07.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Violation of the antimonopoly legislation***
Type of sanction: ***fine***
Amount of sanction (roubles): ***10 000***
Sanction execution progress: ***executed***

Date of sanction: ***25.09.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Priozersk district of Leningrad oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule of submitting returns on tax for the maintenance of law-enforcement authorities.***

Type of sanction: ***fine***
Amount of sanction (roubles): ***100***
Sanction execution progress: ***executed***

Date of sanction: ***25.09.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Priozersk district of Leningrad oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule of submitting returns on duty for territory cleaning***

Type of sanction: ***fine***
Amount of sanction (roubles): ***100***
Sanction execution progress: ***executed***

Date of sanction: ***25.09.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Priozersk district of Leningrad oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule of submitting returns on property tax.***

Type of sanction: ***fine***
Amount of sanction (roubles): ***8 295***
Sanction execution progress: ***executed***

Date of sanction: ***25.09.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Property tax of Recreation and Disease Prevention Centre***

Type of sanction: ***fine***
Amount of sanction (roubles): ***2 934***
Sanction execution progress: ***executed***

Date of sanction: ***30.09.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian***

Federation for Tsentralny District of St. Petersburg
Grounds of applying the sanction: ***Delay in VAT payment by Nekrasovsky Telephone Centre***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***12 056***
Sanction execution progress: ***executed***

Date of sanction: ***31.10.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on militia tax***
Amount of sanction (roubles): ***1 624***
Sanction execution progress: ***executed***

Date of sanction: ***31.10.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***
Grounds of applying the sanction: ***Delay of VAT payment under additional calculations***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***268 283***
Sanction execution progress: ***executed***

Date of sanction: ***31.10.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***31 927***
Sanction execution progress: ***executed***

Date of sanction: ***31.10.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***
Grounds of applying the sanction: ***Advertising tax under additional calculations***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***32 512***
Sanction execution progress: ***executed***

Date of sanction: ***31.10.2002***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***
Grounds of applying the sanction: ***Roads user tax under additional calculations***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***63 691***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Fund of obligatory medical insurance***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***5***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay the Single Social Tax in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***12 767***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay for accident insurance in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***5 194***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Branch of Pension fund for Pskov, Gdov***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***1 149***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay tax for maintenance of housing stock and social and cultural sphere objects in due time***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***32 007***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Pskov, for Opochka***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***71***

Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Opochka***
Grounds of applying the sanction: ***Failure to pay in due time and submit tax returns***

Type of sanction: ***Fines and penalties on income tax***
Amount of sanction (roubles): ***362***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Pskov***
Grounds of applying the sanction: ***Failure to pay in due time***
Type of sanction: ***Penalty on tax on environment pollution***
Amount of sanction (roubles): ***56***
Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Pskov***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on land tax***
Amount of sanction (roubles): ***73***
Sanction execution progress: ***executed***

Date of sanction: ***4.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***7 864***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Fine***
Type of sanction: ***Fine for forest offence***
Amount of sanction (roubles): ***50***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on tax on owners of motor vehicles, on property tax***
Amount of sanction (roubles): ***2 201***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on land tax***
Amount of sanction (roubles): ***4 047***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on the tax on environment pollution***
Amount of sanction (roubles): ***7 015***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***fine***
Type of sanction: ***Fine on the tax on environment pollution***
Amount of sanction (roubles): ***50***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***17 818***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on road user tax***
Amount of sanction (roubles): ***76 756***
Sanction execution progress: ***executed***

Date of sanction: ***20.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty for the profit tax***
Amount of sanction (roubles): ***520***
Sanction execution progress: ***executed***

Date of sanction: ***25.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Belomorsk***
Grounds of applying the sanction: ***Under inspection report to the Employment Fund***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***1 687***
Sanction execution progress: ***executed***

Date of sanction: ***26.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Fine for forest offence***
Amount of sanction (roubles): ***7 414***
Sanction execution progress: ***executed***

Date of sanction: ***28.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty for the profit tax***
Amount of sanction (roubles): ***27 511***
Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Severomorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***176***
Sanction execution progress: ***not executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Olenegorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***1 208***
Sanction execution progress: ***not executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kandalaksha***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty for the profit tax***
Amount of sanction (roubles): ***450***
Sanction execution progress: ***not executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Murmansk***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on withdrawn taxes***
Amount of sanction (roubles): ***3 996***
Sanction execution progress: ***not executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***28 962***
Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***
Type of sanction: ***Penalty on VAT***
Amount of sanction (roubles): ***28 880***
Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on the Single Social Tax***
Amount of sanction (roubles): ***6 872***
Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Pskov***
Grounds of applying the sanction: ***Return of overcharged payments for the 1st half of 2002 (calculation collation statement)***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***-584***
Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Opochka***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on land tax***
Amount of sanction (roubles): ***3***
Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Opochka***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***395***
Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Velikye Luki, Nevel, Ostrov, Pskov***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***555***
Sanction execution progress: ***executed***

Date of sanction: ***11.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***1 493***
Sanction execution progress: ***executed***

Date of sanction: ***11.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***342***
Sanction execution progress: ***executed***

Date of sanction: ***16.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***4 187***
Sanction execution progress: ***executed***

Date of sanction: ***17.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kondopoga***
Grounds of applying the sanction: ***Inspection report for the income of individuals for the years 1999-2000***

Type of sanction: ***fine***
Amount of sanction (roubles): ***50***

Sanction execution progress: ***executed***

Date of sanction: ***23.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kondopoga***
Grounds of applying the sanction: ***Delay in payment to the Employment Fund***

Type of sanction: ***fine***
Amount of sanction (roubles): ***5***
Sanction execution progress: ***executed***

Date of sanction: ***23.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***5 425***
Sanction execution progress: ***executed***

Date of sanction: ***25.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***2 714***
Sanction execution progress: ***executed***

Date of sanction: ***25.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***2 181***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation No.5 for Gvardeysk***
Grounds of applying the sanction: ***Delay in payment***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***290***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation No.5 for Gvardeysk***
Grounds of applying the sanction: ***Delay in payment***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***1 831***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation No.5 for Gvardeysk***
Grounds of applying the sanction: ***Delay in payment***

Type of sanction: ***Penalty on tax on income of individuals***
Amount of sanction (roubles): ***1 399***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation No.5 for Gvardeysk***
Grounds of applying the sanction: ***Delay in payment***

Type of sanction: ***Penalty on the Single Social Tax***
Amount of sanction (roubles): ***85***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation No.5 for Gvardeysk***
Grounds of applying the sanction: ***Delay in payment***

Type of sanction: ***Penalty on militia tax***
Amount of sanction (roubles): ***34***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***
Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***24 485***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Olenegorsk***
Grounds of applying the sanction: ***Failure to pay in due time***
Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***692***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Monchegorsk***

Grounds of applying the sanction: ***Failure to pay in due time***
Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***614***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Olenegorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***1 870***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Severomorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***618***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Polyarny***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***56 696***
Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Monchegorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***29***
Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on the tax on environment pollution***
Amount of sanction (roubles): ***4 358***
Sanction execution progress: ***not executed***

Date of sanction: *30.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Olenegorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on the tax on environment pollution***
Amount of sanction (roubles): *5 771*
Sanction execution progress: ***not executed***

Date of sanction: *30.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Snezhnogorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): *1 655*
Sanction execution progress: ***executed***

Date of sanction: *30.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Snezhnogorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): *4 216*
Sanction execution progress: ***not executed***

Date of sanction: *30.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Severomorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): *665*
Sanction execution progress: ***not executed***

Date of sanction: *30.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kovdor***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): *158*
Sanction execution progress: ***not executed***

Date of sanction: *30.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kovdor***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***571***
Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kovdor***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on tax on environment pollution***
Amount of sanction (roubles): ***5 771***
Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***22 744***
Sanction execution progress: ***executed***

Date of sanction: ***31.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Cherepovets***
Grounds of applying the sanction: ***Failure to pay tax on land in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***232***
Sanction execution progress: ***executed***

Date of sanction: ***31.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Moskovsky District of St. Petersburg***
Grounds of applying the sanction: ***Tax on income of individuals of Motor depot***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***8 048***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***4 383***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on militia tax***
Amount of sanction (roubles): ***1 902***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***35 716***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***3 740***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Cherepovets***
Grounds of applying the sanction: ***Failure to pay road user tax in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***180***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Nevel***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on income tax***
Amount of sanction (roubles): ***74***
Sanction execution progress: ***executed***

Date of sanction: ***2.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Cherepovets***
Grounds of applying the sanction: ***Failure to pay income tax in due time***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***168***
Sanction execution progress: ***executed***

Date of sanction: ***3.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the Single Social Tax***
Amount of sanction (roubles): *622*
Sanction execution progress: ***executed***

Date of sanction: ***9.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on militia tax***
Amount of sanction (roubles): ***4***
Sanction execution progress: ***executed***

Date of sanction: ***9.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***1 914***
Sanction execution progress: ***executed***

Date of sanction: ***9.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on land tax***
Amount of sanction (roubles): *272*
Sanction execution progress: ***executed***

Date of sanction: ***14.01.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.1 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on the profit tax (local budget)***
Amount of sanction (roubles): ***3 143***
Sanction execution progress: ***executed***

Date of sanction: ***14.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on land tax***
Amount of sanction (roubles): ***3 183***
Sanction execution progress: ***executed***

Date of sanction: ***14.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on single tax on imputed income***
Amount of sanction (roubles): ***2***
Sanction execution progress: ***executed***

Date of sanction: ***17.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Petrozavodsk***
Grounds of applying the sanction: ***Delay in payment of the profit tax***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***26 152***
Sanction execution progress: ***executed***

Date of sanction: ***20.01.2003***
Authority applying the sanction: ***Social Insurance Fund for Pitkyaranta***
Grounds of applying the sanction: ***Delay in payment for social insurance***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***9***
Sanction execution progress: ***executed***

Date of sanction: ***27.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Cherepovets***
Grounds of applying the sanction: ***Failure to pay income tax in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***40***
Sanction execution progress: ***executed***

Date of sanction: ***29.01.2003***
Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry on Taxes and Duties for major tax-payers***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on VAT***
Amount of sanction (roubles): ***903***
Sanction execution progress: ***executed***

Date of sanction: ***29.01.2003***

Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry on Taxes and Duties for major tax-payers***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on the profit tax (federal budget)***
Amount of sanction (roubles): ***9 843***
Sanction execution progress: ***executed***

Date of sanction: ***29.01.2003***
Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry on Taxes and Duties for major tax-payers***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Fine on VAT***
Amount of sanction (roubles): ***280***
Sanction execution progress: ***executed***

Date of sanction: ***29.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Petrozavodsk***
Grounds of applying the sanction: ***Delay in payment of Single Social Tax (pension insurance part)***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***421***
Sanction execution progress: ***executed***

Date of sanction: ***30.01.2003***
Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry on Taxes and Duties for major tax-payers***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on the profit tax (federal budget)***
Amount of sanction (roubles): ***28 935***
Sanction execution progress: ***executed***

Date of sanction: ***31.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***Duty for maintenance of law-enforcement authorities for Oblast (Regional) Telephone Centre***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***5***
Sanction execution progress: ***executed***

Date of sanction: ***31.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***duty on territory cleaning of Oblast (Regional) Telephone Centre***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***12 186***
Sanction execution progress: ***executed***

Date of sanction: ***31.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***Property tax of Oblast (Regional) Telephone Centre***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***47 169***
Sanction execution progress: ***executed***

Date of sanction: ***31.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Cherepovets***
Grounds of applying the sanction: ***Failure to pay income tax in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***100***
Sanction execution progress: ***executed***

Date of sanction: ***31.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***Duty for needs of educational institutions of Oblast (Regional) Telephone Centre***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***1 122***
Sanction execution progress: ***executed***

Date of sanction: ***1.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (property tax)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***305***
Sanction execution progress: ***executed***

Date of sanction: ***1.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Pinega district***
Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (duty for needs of educational institutions)***

Type of sanction: ***penalty (charged by paper method)***

Amount of sanction (roubles): ***284***
Sanction execution progress: ***executed***

Date of sanction: ***1.02.2003***
Authority applying the sanction: ***Interdistrict inspectorate on major tax-payers for Vologda Oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on militia tax***
Amount of sanction (roubles): ***59***
Sanction execution progress: ***executed***

Date of sanction: ***10.02.2003***
Authority applying the sanction: ***Interdistrict inspectorate No. 9 of the Ministry of Taxes and Fees for Pskov Oblast***
Grounds of applying the sanction: ***Income tax, inspection report of 27.01.2003. Adjustment of charged amount of tax.***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***49***
Sanction execution progress: ***executed***

Date of sanction: ***10.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Velikie Luki***
Grounds of applying the sanction: ***Error in payment order***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***21***
Sanction execution progress: ***executed***

Date of sanction: ***10.02.2003***
Authority applying the sanction: ***Interdistrict inspectorate No. 9 of the Ministry of Taxes and Fees for Pskov Oblast***
Grounds of applying the sanction: ***Income tax, inspection report of 27.01.2003. Adjustment of charged amount of tax.***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***25***
Sanction execution progress: ***executed***

Date of sanction: ***10.02.2003***
Authority applying the sanction: ***Interdistrict inspectorate No. 9 of the Ministry of Taxes and Fees for Pskov Oblast***
Grounds of applying the sanction: ***Sales tax, adjusted calculation, July – November, 2002***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***377***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***

Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***41***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on the Single Social Tax***
Amount of sanction (roubles): ***1 577***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on VAT***
Amount of sanction (roubles): ***259***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on income tax of individuals***
Amount of sanction (roubles): ***15 600***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on tax on Housing and Communal services***
Amount of sanction (roubles): ***91***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on road user tax***
Amount of sanction (roubles): ***16***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***penalty on advertising tax***
Amount of sanction (roubles): ***352***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***28 231***
Sanction execution progress: ***executed***

Date of sanction: ***19.02.2003***
Authority applying the sanction: ***Interdistrict inspectorate No. 5 of the Ministry of Taxes and Fees for Pskov Oblast***
Grounds of applying the sanction: ***Sales tax, adjusted calculation for December, 2002***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***158***
Sanction execution progress: ***executed***

Date of sanction: ***20.02.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.10 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty on income tax of individuals***
Amount of sanction (roubles): ***95***
Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on tax on Housing and Communal services***
Amount of sanction (roubles): ***4 603***
Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***penalty in respect of the tax on the use of the Earth's interior***
Amount of sanction (roubles): ***105***
Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***penalty on payment for land***
Amount of sanction (roubles): ***2 665***
Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***penalty on advertising tax***
Amount of sanction (roubles): ***4 840***
Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on tax on owners of motor vehicles***
Amount of sanction (roubles): ***422***
Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on duty for needs of educational institutions***
Amount of sanction (roubles): ***1 038***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***penalty on advertising tax***
Amount of sanction (roubles): ***60***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on Single Social Tax payment to Territorial Fund of Obligatory***

Medical insurance
Amount of sanction (roubles): ***381***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.10 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on Single Social Tax payment to Territorial Fund of Obligatory Medical insurance***
Amount of sanction (roubles): ***30***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty, Pension insurance fund***
Amount of sanction (roubles): ***523***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty, Pension insurance fund, accumulation***
Amount of sanction (roubles): ***270***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Fine on Single Social Tax payment to Federal Fund of Obligatory Medical insurance***
Amount of sanction (roubles): ***12***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***failure to submit data***

Type of sanction: ***Fine on income tax of individuals***
Amount of sanction (roubles): ***500***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty on income tax of individuals***
Amount of sanction (roubles): ***1 172***
Sanction execution progress: ***executed***

Date of sanction: ***27.02.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.4 of the Ministry of Taxes and Fees for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty on income tax of individuals***
Amount of sanction (roubles): ***592***
Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay taxes in due time (profit tax)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***184***
Sanction execution progress: ***not executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.9 of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk oblast***
Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay taxes in due time (road user tax)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***11 024***
Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay taxes in due time (land tax)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***1 237***
Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure***

to pay taxes in due time (tax on owners of motor vehicles)

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***691***
Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (tax on environment pollution)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***1 911***
Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (Single Social Tax)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***1 577***
Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.9 of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk oblast***
Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay taxes in due time (for accident insurance)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***39***
Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.9 of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk oblast***
Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (duty for needs of educational institutions)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***5 095***
Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***
Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to***

pay taxes in due time (road user tax)

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***101***
Sanction execution progress: ***executed***

Date of sanction: ***17.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Segezha***
Grounds of applying the sanction: ***Delay in payment of the profit tax***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***321***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Interdistrict inspectorate on major tax-payers for Vologda Oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty to the Pension Fund***
Amount of sanction (roubles): ***76***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty on payment of Single Social Tax to Social Insurance Fund***
Amount of sanction (roubles): ***303***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.10 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty on payment of Single Social Tax to Social Insurance Fund***
Amount of sanction (roubles): ***38***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Interdistrict inspectorate on major tax-payers for Vologda Oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty on payment of Single Social Tax to Social Insurance Fund***
Amount of sanction (roubles): ***8***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on payment of Single Social Tax to the Federal Fund of Obligatory Medical Insurance***
Amount of sanction (roubles): ***658***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty to the Pension Fund***
Amount of sanction (roubles): ***1 052***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.10 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty to the Pension Fund***
Amount of sanction (roubles): ***268***
Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***575***
Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Admiralteysky district of Saint Petersburg***
Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***27 231***
Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Petrogradsky district of Saint Petersburg***
Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***21 342***
Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian***

Federation for Tsentralny district of Saint Petersburg
Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***337 909***
Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kalininsky district of Saint Petersburg***
Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***271 382***
Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kurortny district of Saint Petersburg***
Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***1 401***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Pskov***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***penalty on advertising tax***
Amount of sanction (roubles): ***2***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Medvezhyegorsk***
Grounds of applying the sanction: ***Tax on owners of motor vehicles. Incorrect application of tax calculation rates.***

Type of sanction: ***fine***
Amount of sanction (roubles): ***635***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Federal Fund of Obligatory Medical Insurance of the Russian Federation***
Type of sanction: ***fine***

Amount of sanction (roubles): ***33***

Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Segezha***

Grounds of applying the sanction: ***Profit of RC, delay in payments as a result of the absence of monetary funds on the checking account***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***129.3***

Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Cherepovets***

Grounds of applying the sanction: ***Income tax for individuals, documentary check by Tax Inspectorate for the period of 01.01.99 - 18.10.02***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***2 355.21***

Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Petrozavodsk***

Grounds of applying the sanction: ***NDFL (income tax for individuals), delay in payments as a result of the absence of monetary funds on the checking account***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***21 840.54***

Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***

Grounds of applying the sanction: ***Federal Fund of Obligatory Medical Insurance of the Russian Federation***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***117***

Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***

Authority applying the sanction: ***Social Insurance Fund***

Grounds of applying the sanction: ***Insurance premium - 0.2% of an accident***

Type of sanction: ***fine***

Amount of sanction (roubles): ***21***

Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Single Social Tax (Social Insurance Fund of the Russian Federation) under field inspection report***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***5 215***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Medvezhyegorsk***
Grounds of applying the sanction: ***Tax on owners of motor vehicles. Incorrect application of tax calculation rates.***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***79.21***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Tax on income of individuals under field inspection report***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***44 848***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Social Insurance Fund of the Russian Federation under field inspection report***

Type of sanction: ***fine***
Amount of sanction (roubles): ***897***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Medvezhyegorsk***
Grounds of applying the sanction: ***Tax on owners of motor vehicles. Incorrect application of tax calculation rates.***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***793***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***

Authority applying the sanction: ***Interdistrict Inspectorate No.3 of the Ministry of Taxes and Fees for Vologda oblast***
Grounds of applying the sanction: ***20% arrears (30 roubles), NDFL (income tax for individuals)***

Type of sanction: ***fine***
Amount of sanction (roubles): ***6***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny district***
Grounds of applying the sanction: ***Pension Fund of the Russian Federation under field inspection report***

Type of sanction: ***fine***
Amount of sanction (roubles): ***4 650***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Medvezhyegorsk***
Grounds of applying the sanction: ***Environment pollution fee, delay in payments as a result of the absence of monetary funds on the checking account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***3.04***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Social Insurance Fund***
Grounds of applying the sanction: ***FSS' (Social Insurance Fund's) field inspection report (understatement of the wages fund for compensation for unused leaves according to article 126 of the Labour Code of RF)***

Type of sanction: ***fine***
Amount of sanction (roubles): ***21***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.5 of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Penalty for incomplete advance payments***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***117.15***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Single Social Tax to the Federal Fund of Obligatory Medical***

Insurance under field inspection report

Type of sanction: ***penalty***
Amount of sanction (roubles): ***260***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Single Social Tax under field inspection report***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***36 509***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kondopoga***
Grounds of applying the sanction: ***Profit of local budget, delay in payments as a result of the absence of monetary funds on the checking account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***380.27***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Territorial Fund of Obligatory Medical Insurance of RF, acc. to the field inspection report***

Type of sanction: ***fine***
Amount of sanction (roubles): ***564***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny district***
Grounds of applying the sanction: ***Single Social Tax to the Federal Fund of Obligatory Medical Insurance under field inspection report***

Type of sanction: ***fine***
Amount of sanction (roubles): ***163***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Single Social Tax (Territorial Fund of Obligatory Medical Insurance) of RF, acc. to the field inspection report***

Type of sanction: ***fine***
Amount of sanction (roubles): ***2 771***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Single Social Tax (Social Insurance Fund of the Russian Federation) under field inspection report***

Type of sanction: ***fine***
Amount of sanction (roubles): ***3 260***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Territorial Fund of Obligatory Medical Insurance (TOMS) of RF, acc. to the field inspection report***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***2 005***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Pension fund of Russian Federation under field inspection report***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***16 518***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Single Social Tax under field inspection report***

Type of sanction: ***fine***
Amount of sanction (roubles): ***22 823***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Social Insurance Fund of the Russian Federation under field inspection report***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***3 184***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Single Social Tax (Territorial Fund of Obligatory Medical Insurance) of RF, acc. to the field inspection report***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***4 433***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***681.2***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***Tax on income of individuals under field inspection report***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***126 791***
Sanction execution progress: ***executed***

Date of sanction: ***4.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Veliky Novgorod***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment. In March 2003, as a result of the internal audit check, a taxable base in respect of the advertising tax was revealed***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***3 624***
Sanction execution progress: ***executed***

Date of sanction: ***7.04.2003***
Authority applying the sanction: ***Inspectorate No.5 of the Ministry of Taxes and Fees for Kaliningrad oblast (Gvardeysk)***
Grounds of applying the sanction: ***Failure to transfer in time the motor road user tax due to the absence of monetary funds on the checking account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***2 039.37***

Sanction execution progress: ***executed***

Date of sanction: ***15.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Pinezhsky district***
Grounds of applying the sanction: ***Submission of adjusted calculations in the 1st quarter of 2001 when the Pinezhsky Branch was closed***

Type of sanction: ***fine***
Amount of sanction (roubles): ***39.6***
Sanction execution progress: ***executed***

Date of sanction: ***25.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Pinezhsky district***
Grounds of applying the sanction: ***An adjusted declaration for the Pinezhsky Branch was submitted when the Pinezhsky Branch was closed in the 1st quarter of 2001.***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***412.46***
Sanction execution progress: ***executed***

Date of sanction: ***30.04.2003***
Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry of Taxes and Fees of the Russian Federation on major tax-payers for Vologda Oblast***
Grounds of applying the sanction: ***Failure to effect payment because money was entered on a wrong account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***5 778.57***
Sanction execution progress: ***executed***

Date of sanction: ***30.04.2003***
Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry of Taxes and Fees of the Russian Federation on major tax-payers for Vologda Oblast***
Grounds of applying the sanction: ***Fine under inspection report***

Type of sanction: ***fine***
Amount of sanction (roubles): ***280***
Sanction execution progress: ***executed***

Date of sanction: ***30.04.2003***
Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry of Taxes and Fees of the Russian Federation on major tax-payers for Vologda Oblast***
Grounds of applying the sanction: ***Charging the penalty under inspection report***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***903***
Sanction execution progress: ***executed***

Date of sanction: ***30.04.2003***

Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry of Taxes and Fees of the Russian Federation on major tax-payers for Vologda Oblast***

Grounds of applying the sanction: ***Failure to effect payment because money was entered on a wrong account***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***19 036.17***

Sanction execution progress: ***executed***

Date of sanction: ***30.04.2003***

Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry of Taxes and Fees of the Russian Federation on major tax-payers for Vologda Oblast***

Grounds of applying the sanction: ***Penalty recalculation***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***-1 277.78***

Sanction execution progress: ***executed***

Date of sanction: ***30.04.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Gatchina district***

Grounds of applying the sanction: ***failure to pay in time the tax of the Oblast (Regional) Telephone Centre, that was transferred to PTN for the year 2001, as the Oblast Telephone Centre submitted tax returns before liquidation, however, did not pay the tax***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***12.59***

Sanction execution progress: ***executed***

Date of sanction: ***30.04.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Moskovsky District of St. Petersburg***

Grounds of applying the sanction: ***on the basis of adjusted tax returns for January and February 2003, as sales tax amounts in respect of other sales of the motor depot were also added to SUN***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***10***

Sanction execution progress: ***executed***

Date of sanction: ***30.04.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Moskovsky District of St. Petersburg***

Grounds of applying the sanction: ***on the basis of adjusted tax returns for January and February 2003, as sales tax amounts in respect of other sales of the motor depot were also added to SUN***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***2***

Sanction execution progress: ***executed***

Date of sanction: ***30.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Murmansk***
Grounds of applying the sanction: ***Extra charging of the fine for failure to submit the calculation for the year 2001 in time***

Type of sanction: ***fine***
Amount of sanction (roubles): ***90***
Sanction execution progress: ***not executed***

Date of sanction: ***30.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Moskovsky District of St. Petersburg***
Grounds of applying the sanction: ***on the basis of adjusted tax returns for January and February 2003, as sales tax amounts in respect of other sales of the MTU telephone centre were also added to SUN***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***2***
Sanction execution progress: ***executed***

Date of sanction: ***1.05.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kondopoga***
Grounds of applying the sanction: ***Profit of RC, delay in payments as a result of the absence of monetary funds on the checking account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***4 053.06***
Sanction execution progress: ***executed***

Date of sanction: ***1.05.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Medvezhyegorsk***
Grounds of applying the sanction: ***Pension Fund, insurance part, failure to perform extra calculation in time in connection with a technical error in the programme***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***24.4***
Sanction execution progress: ***executed***

Date of sanction: ***1.05.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Medvezhyegorsk***
Grounds of applying the sanction: ***FFMS (Federal Medical Insurance Fund), delay in payments as a result of the absence of monetary funds on the checking account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***11.78***
Sanction execution progress: ***executed***

Date of sanction: ***1.05.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Medvezhyegorsk***

Grounds of applying the sanction: ***TFMS (Territorial Medical Insurance Fund), delay in payments as a result of the absence of monetary funds on the checking account***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***83.3***

Sanction execution progress: ***executed***

Date of sanction: ***1.05.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Medvezhyegorsk***

Grounds of applying the sanction: ***FSS (Social Insurance Fund), delay in payments as a result of the absence of monetary funds on the checking account***

Type of sanction: ***penalty***

Amount of sanction (roubles): *7*

Sanction execution progress: ***executed***

Date of sanction: ***1.05.2003***

Authority applying the sanction: ***Novgorod regional branch of Social Insurance Fund***

Grounds of applying the sanction: ***Failure to pay insurance premiums to the Social Insurance Fund in due time in connection with the insufficiency of funds on the account, wages were paid before full payment of the tax.***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***102***

Sanction execution progress: ***executed***

Date of sanction: ***5.05.2003***

Authority applying the sanction: ***Interdistrict Inspectorate No.8 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***

Grounds of applying the sanction: ***Failure to comply with the schedule for profit tax payment***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***51.36***

Sanction execution progress: ***executed***

Date of sanction: ***10.05.2003***

Authority applying the sanction: ***Interdistrict inspectorate No. 9 of the Ministry of Taxes and Fees for Pskov Oblast***

Grounds of applying the sanction: ***Transport tax, recalculation of the tax for year 2003***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***10***

Sanction execution progress: ***executed***

Date of sanction: ***14.05.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian***

Federation for Veliky Novgorod
Grounds of applying the sanction: ***Incorrect tax code indicated in payment order***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***413.6***
Sanction execution progress: ***executed***

Date of sanction: ***22.05.2003***
Authority applying the sanction: ***Interdistrict inspectorate No. 4 of the Ministry of Taxes and Fees for Pskov Oblast***
Grounds of applying the sanction: ***Single Social Tax (Social Insurance), incomplete tax payment in connection with the return of overpayment to the Social Insurance Fund***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***357***
Sanction execution progress: ***executed***

Date of sanction: ***28.05.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.3 of the Ministry of Taxes and Fees for Vologda oblast***
Grounds of applying the sanction: ***Failure to pay the environment pollution fee in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***1.55***
Sanction execution progress: ***executed***

Date of sanction: ***31.05.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.2 of the Ministry of Taxes and Fees of The Russian Federation for Novgorod oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for sales tax payment***
Type of sanction: ***fine***
Amount of sanction (roubles): ***6 085***
Sanction execution progress: ***executed***

Date of sanction: ***31.05.2003***
Authority applying the sanction: ***Kaliningrad regional branch of the Social Insurance Fund of the Russian Federation***
Grounds of applying the sanction: ***undercalculation of insurance premiums for payments, not reducing the tax base for the profit tax***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***43***
Sanction execution progress: ***executed***

Date of sanction: ***31.05.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***on the basis of adjusted tax returns for the year 2002 – adjustment of the sale tax, as the initial ASR reports on the sale tax did not show the adjustments shown in the accounting base later***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***3 766.34***
Sanction execution progress: ***executed***

Date of sanction: ***31.05.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Gatchina district***
Grounds of applying the sanction: ***failure to pay the property tax to the local budget in time because of the return of the payment order due to a change of details***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***176.38***
Sanction execution progress: ***executed***

Date of sanction: ***31.05.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny district***
Grounds of applying the sanction: ***on the basis of adjusted tax returns for the year 2002 – adjustment of the sale tax, as the initial ASR reports on the sale tax did not show the adjustments shown in the accounting base later***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***39 899.65***
Sanction execution progress: ***executed***

Date of sanction: ***31.05.2003***
Authority applying the sanction: ***Kaliningrad regional branch of the Social Insurance Fund of the Russian Federation***
Grounds of applying the sanction: ***undercalculation of insurance premiums for payments, not reducing the tax base for the profit tax***

Type of sanction: ***fine***
Amount of sanction (roubles): ***337***
Sanction execution progress: ***executed***

Date of sanction: ***31.05.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***failure to pay in time the motor road user tax, as the tax for the year 2002 was paid on 15.01.03, while the actual tax return amount was calculated by 30.03.03 (date of tax return submission)***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***29 342.46***
Sanction execution progress: ***executed***

Date of sanction: ***31.05.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***

Grounds of applying the sanction: ***on the basis of adjusted tax return for the 3rd quarter of year 2002 – adjustment of the advertising tax in compliance with the accounting data***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***2 622.03***
Sanction execution progress: ***executed***

Date of sanction: ***31.05.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***on the basis of adjusted tax returns for the year 2002 – adjustment of the sales tax ASR reports with the accounting base***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***13 108.61***
Sanction execution progress: ***executed***

Date of sanction: ***31.05.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Tsentralny District of St. Petersburg***
Grounds of applying the sanction: ***on the basis of adjusted tax returns for the year 2002 – adjustment of the sales tax ASR reports with the accounting base***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***1 491.6***
Sanction execution progress: ***executed***

Date of sanction: ***1.06.2003***
Authority applying the sanction: ***Inspectorate No.3 of the Ministry of Taxes and Fees for Kostomuksha***
Grounds of applying the sanction: ***VAT, failure to pay the tax in time (in parts)***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***2 165***
Sanction execution progress: ***executed***

Date of sanction: ***1.06.2003***
Authority applying the sanction: ***Inspectorate No.3 of the Ministry of Taxes and Fees for Kostomuksha***
Grounds of applying the sanction: ***Land tax, delay in payments as a result of the absence of monetary funds on the checking account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***44.62***
Sanction execution progress: ***executed***

Date of sanction: ***1.06.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Segezha***
Grounds of applying the sanction: ***Fee for territory improvement and other purposes, failure to pay the tax in time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***14.47***
Sanction execution progress: ***executed***

Date of sanction: ***1.06.2003***
Authority applying the sanction: ***Inspectorate No. 4 of the Ministry of Taxes and Fees for Muezerka***
Grounds of applying the sanction: ***Sales tax, delay in payments as a result of the absence of monetary funds on the checking account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***1 557.09***
Sanction execution progress: ***executed***

Date of sanction: ***1.06.2003***
Authority applying the sanction: ***Inspectorate No.3 of the Ministry of Taxes and Fees for Kostomuksha***
Grounds of applying the sanction: ***Environment pollution fee, delay in payments as a result of the absence of monetary funds on the checking account***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***27.19***
Sanction execution progress: ***executed***

Date of sanction: ***1.06.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Kem***
Grounds of applying the sanction: ***VAT, delay in payments as a result of the absence of monetary funds on the checking account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***233 198.51***
Sanction execution progress: ***not executed***

Date of sanction: ***1.06.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.5 of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Incomplete transfer, an error during the print of the payment order***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***655.22***
Sanction execution progress: ***executed***

Date of sanction: ***1.06.2003***
Authority applying the sanction: ***Inspectorate No. 4 of the Ministry of Taxes and Fees for Muezerka***
Grounds of applying the sanction: ***Militia, delay in payments as a result of the absence of monetary funds on the checking account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***213.14***

Sanction execution progress: ***executed***

Date of sanction: ***1.06.2003***
Authority applying the sanction: ***Inspectorate No.3 of the Ministry of Taxes and Fees for Kostomuksha***
Grounds of applying the sanction: ***Sales tax, delay in payments as a result of the absence of monetary funds on the checking account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***265.83***
Sanction execution progress: ***executed***

Date of sanction: ***1.06.2003***
Authority applying the sanction: ***Inspectorate No. 4 of the Ministry of Taxes and Fees for Muezerka***
Grounds of applying the sanction: ***Land tax, delay in payments as a result of the absence of monetary funds on the checking account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***21.79***
Sanction execution progress: ***executed***

Date of sanction: ***1.06.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.5 of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Incomplete transfer, an error during the print of the payment order***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***15.86***
Sanction execution progress: ***executed***

Date of sanction: ***1.06.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No. 3 of the Ministry of Taxes and Fees for Snezhnogorsk***
Grounds of applying the sanction: ***Property tax for the 3rd quarter of 1999 for Snezhnogorsky UES paid to the budget in the location of OP***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***8 409***
Sanction execution progress: ***executed***

Date of sanction: ***1.06.2003***
Authority applying the sanction: ***Inspectorate No. 4 of the Ministry of Taxes and Fees for Muezerka***
Grounds of applying the sanction: ***Housing and utilities, delay in agreement on set-off, Muyezersky district financial department***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***1 828.45***
Sanction execution progress: ***executed***

Date of sanction: ***10.06.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***

Grounds of applying the sanction: ***Submission of an adjusted calculation because of incorrect data provided by the mechanic on powers of the engine***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***269.48***

Sanction execution progress: *executed*

Date of sanction: ***10.06.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***

Grounds of applying the sanction: ***Failure to pay the fee in time in connection with submission of adjusted calculations (adjustment of the tax base)***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***846.22***

Sanction execution progress: *executed*

Date of sanction: ***17.06.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Murmansk***

Grounds of applying the sanction: ***20% of the additionally charged amount of the income tax for individuals according to the documentary check statement No.08.3-12/989 of 27.11.2002***

Type of sanction: ***fine***

Amount of sanction (roubles): ***90***

Sanction execution progress: *executed*

Date of sanction: ***30.06.2003***

Authority applying the sanction: ***Inspectorate of the Ministry on Taxes and Duties for major tax-payers***

Grounds of applying the sanction: ***20% of the additionally charged amount of VAT according to the documentary check statement No.39 of 15.12.2002***

Type of sanction: ***fine***

Amount of sanction (roubles): ***8 566***

Sanction execution progress: *executed*

Date of sanction: ***30.06.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Leningradsky district of Kaliningrad***

Grounds of applying the sanction: ***Failure to transfer in time the Single Social Tax to the Territorial Fund of Obligatory Medical Insurance due to the absence of monetary funds on the account***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***685.28***

Sanction execution progress: *executed*

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***Failure to transfer in time the Insurance Premium /accumulation part/ due to the absence of monetary funds on the account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***1 056.19***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***Failure to transfer in time the Single Social Tax to the Federal Fund of Obligatory Medical Insurance due to the absence of monetary funds on the account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***43.24***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Priozersk district of Leningrad oblast***
Grounds of applying the sanction: ***Failure to pay in time the fee for the needs of educational institutions, as the Inspectorate of the Ministry of Taxes and Fees had sent a letter on taking into account the overpayment as payment of the fee, however, did not fulfil it***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***207.08***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Moskovsky District of St. Petersburg***
Grounds of applying the sanction: ***Penalty decreased on the basis of collation statement of Inspectorate of the Ministry of Taxes and Fees***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***-762.5***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vsevolozhsk district of Leningrad oblast***
Grounds of applying the sanction: ***Failure to pay the duty for maintenance of law-enforcement authorities for the March, 2002 in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***0.3***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Admiralteysky District of St. Petersburg***
Grounds of applying the sanction: ***Penalty decreased on the basis of collation statement of Inspectorate of the Ministry of Taxes and Fees***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***-895.92***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***Failure to transfer in time the water facilities use tax due to the absence of monetary funds on the checking account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***39.77***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Segezha***
Grounds of applying the sanction: ***Fee for territory improvement and other purposes, failure to pay the tax in time***
Type of sanction: ***fine***
Amount of sanction (roubles): ***100***
Sanction execution progress: ***not executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Inter-District Inspectorate No. 4 of the Ministry of Taxes and Fees for Pskov Oblast***
Grounds of applying the sanction: ***Property tax, incomplete payment of the tax in connection with the return of the overpayment upon conclusion of the Inter-district Inspectorate of the Ministry of Taxes and Fees***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***29.25***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vsevolozhsk district of Leningrad oblast***
Grounds of applying the sanction: ***Failure to pay in time the property tax to the local budget, as a lesser amount of tax was paid due to an error***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***1 166.78***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***

Authority applying the sanction: ***Interdistrict Inspectorate No.5 of the Ministry of Taxes and Fees (Gvardeysk)***

Grounds of applying the sanction: ***Failure to transfer in time the profit tax due to the absence of monetary funds on the checking account***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***101.04***

Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***

Authority applying the sanction: ***Interdistrict Inspectorate No.5 of the Ministry of Taxes and Fees for Kaliningrad oblast (Polessk)***

Grounds of applying the sanction: ***Failure to transfer in time the Sales Tax due to the absence of monetary funds on the account***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***241.38***

Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Leningradsky district of Kaliningrad***

Grounds of applying the sanction: ***Failure to transfer in time the Single Social Tax to the Social Insurance Fund due to the absence of monetary funds on the account***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***105.28***

Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vsevolozhsk district of Leningrad oblast***

Grounds of applying the sanction: ***Failure to pay the duty for maintenance of law-enforcement authorities for the March, 2002 in due time***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***0.06***

Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***

Authority applying the sanction: ***Inspectorate No.5 of the Ministry of Taxes and Fees for Kaliningrad oblast (Gvardeysk)***

Grounds of applying the sanction: ***Failure to transfer in time the Sales Tax due to the absence of monetary funds on the account***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***254.2***

Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Interdistrict inspectorate No. 4 of the Ministry of Taxes and Fees for Pskov Oblast***
Grounds of applying the sanction: ***Duty for maintenance of law-enforcement authorities, error in payment order***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***13.64***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***Failure to transfer in time the Sales Tax due to the absence of monetary funds on the account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***985.02***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***Failure to transfer in time the Single Social Tax to the Federal Budget due to the absence of monetary funds on the account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***4 968.93***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Kaliningrad regional branch of the Social Insurance Fund of the Russian Federation***
Grounds of applying the sanction: ***Failure to transfer in time due to the absence of monetary funds on the account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***68***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vologda***
Grounds of applying the sanction: ***Failure to pay the Single social tax in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***6.79***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Interdistrict inspectorate No. 4 of the Ministry of Taxes and Fees***

for Pskov Oblast
Grounds of applying the sanction: ***Land tax, error in payment order***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***255.14***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Leningradsky district of Kaliningrad***
Grounds of applying the sanction: ***Failure to transfer in time deductions for reproduction of mineral and raw materials resources due to the absence of monetary funds on the account***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***2.2***
Sanction execution progress: ***executed***

Date of sanction: ***30.06.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Vsevolozhsk district of Leningrad oblast***
Grounds of applying the sanction: ***Failure to pay in time, as the property tax to the oblast (regional) budget was paid in a lesser amount due to an error***
Type of sanction: ***penalty***
Amount of sanction (roubles): ***1 152.57***
Sanction execution progress: ***executed***

Description of the essence of all court proceedings, pending or finished in the quarter under report, that may seriously affect the Issuer's business:

As of the current moment, the bulk of disputes, in which the Company has to participate as defendant, is comprised by cases based on actions of communication services consumers in connection with failure to provide, or to provide with good quality or to provide in time communication services, actions for indemnification for moral damage to individuals under the law "On Protecting Consumers' Rights", actions related to failure to provide privileges to certain categories of consumers, and pre-agreement disputes with legal entities.
The arbitration court system of the Northwestern region is also considering disputes based on actions of state authorities (tax authorities, antimonopoly authorities, state property management authorities, etc.), related to normal business activities of the Company. On the whole, there are no court proceedings, in which OJSC North-West Telecom acts as defendant and which could have an essential effect on the operations or the financial results of the Company.

The Company is the defendant in actions of minority shareholders, related to recognizing as invalid the decisions of the meetings of the Board of Directors and the General Meetings of the Shareholders, that took the decision on re-organization of the Company in 1999-2002.

The legal service of OJSC North-West Telecom estimates the probability of a favourable outcome of these cases as high, because at the moment, after the re-organization process is over, the attitude of the courts looks as quite definite: the re-organization procedure itself (both on the whole, and the individual decisions of authorized bodies) has been the subject of study during court sessions more than once; the courts have drawn a conclusion that the re-organization has been carried out in compliance with the laws and that there are no grounds for recognizing any decisions of the authorized bodies as invalid.

All court proceedings related to exacting the debt from OJSC North-West Telecom to LLC NPK Zenith, in which the Company acted as defendant, have been terminated by the moment.

Description of the grounds of all inspections of the Issuer, pending or finished in the quarter under report, by state authorities, as well as audits of the Issuer carried out upon request of its participants (shareholders):

No such inspections have been carried out in the quarter under report.

42. Essential facts (events, actions) that took place in the quarter under report

Date of fact (event, action): ***10.04.2003***
Code: ***1100119A10042003***

Type of securities: bonds
Form of securities: documentary, payable to bearer
Series: 01

Period of yield payment: From 10 April 2003 to 10 April 2003

Paid interest per share: 18% per annum (90 roubles 25 kopecks)

Total number of Bonds of one series: 300,000

Form of yield payment: monetary

Date of fact (event, action): ***11.04.2003***
Code: ***1300119A11042003***

Date of the meeting of the Board of Directors 11 April 2003
Form of holding the meeting: attendance
The following persons took part in the meeting:
Chairperson of the Board of Directors
Valery Nikolayevich Yashin
Members of the Board of Directors:
Vadim Yevgenyevich Belov, Yury Alexandrovich Bilibin, Benjamin Stephan David Vilkening, Alexandr Alexandrovich Gogol, Alexandr Vyacheslavovich Ikonnikov, Dmitry Vladimirovich Levkovsky, Irina Mikhaylovna Ragozina, Ivan Ivanovich Rodionov, Sergey Vladimirovich Soldatenkov, Alexandr Abramovich Sysoyev

Number of participants in the meeting out of the total number of the Members of the Board of Directors: 11 There is the quorum for taking decisions.

...
2. ISSUES CONSIDERED:
On approving related-party transactions in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. contracts of voluntary medical insurance of working citizens with ICJSC Medexpress.

DECISION
2.1. Contract of Voluntary Medical Insurance 172/2003 with ICJSC Medexpress shall be approved
2.2. Contract of Voluntary Medical Insurance 174/2003 with ICJSC Medexpress shall be approved
2.3. Contract of Voluntary Medical Insurance 175/2003 with ICJSC Medexpress shall be approved
2.4. Contract of Voluntary Medical Insurance 178/2003 with ICJSC Medexpress shall be approved

Date of fact (event, action): ***17.04.2003***
Code: ***1800119A17042003***

Sale of the share holding in the Authorized Capital of OJSC KB SPBRR

Full official name of the corporation, the share holding in the Authorized Capital of which has changed:
Public Joint-Stock Company Commercial Bank - St. Petersburg Bank of Reconstruction and Development

Place of business: 17, Izmailovsky pr., St. Petersburg, Russia
Mailing address: 17, Izmailovsky pr., St. Petersburg, 198052

Share in the Authorized Capital before the change: 18,3%

Share in the Authorized Capital after the change: 0%

Date on which the issuer's share in the authorized capital changed: 17 April 2003

Date of fact (event, action): ***23.06.2003***
Code: ***1100119A23062003***

Type of securities: registered non-documentary shares
Category: preferred
Type: A

Date of taking the decision on dividend payment: 23 June 2003

Period of dividend payment: From 15 August 2003 to 31 December 2003

Authority taking the decision on dividend payment: annual general meeting of the shareholders of OJSC North-West Telecom
Dividend accrued per type A preferred share: 14 kopecks per share

Total number of preferred shares of A type: 202,022,788
Form of yield payment: monetary

Type of securities: registered non-documentary shares
Category: common

Date of taking the decision on dividend payment: 23 June 2003

Period of dividend payment: From 15 August 2003 to 31 December 2003

Authority taking the decision on dividend payment: annual general meeting of the shareholders of OJSC North-West Telecom
Amount of dividend charged on a common share : 6,4 копейки на одну акцию

Total number of preferred shares of A type: 735 917 222
Accrued yield payment form: monetary

Date of fact (event, action): *23.06.2003*
Code: *0100119A23062003*

Management body, in which the change has taken place: Board of Directors

Full names of the persons elected to the management body of OJSC North-West Telecom and shares of the said persons in the Authorized Capital:

Vadim Yevgenyevich Belov	*no share in the Issuer's authorized capital*
Yury Alexandrovich Bilibin	*no share in the Issuer's authorized capital*
Alexandr Alexandrovich Gogol	*no share in the Issuer's authorized capital*
Alexandr Vyacheslavovich Ikonnikov	*no share in the Issuer's authorized capital*
Oleg Anatolyevich Lebedinets	*no share in the Issuer's authorized capital*
Dmitry Vladimirovich Levkovsky	*no share in the Issuer's authorized capital*
Irina Mikhaylovna Ragozina	*no share in the Issuer's authorized capital*
Ivan Ivanovich Rodionov	*no share in the Issuer's authorized capital*
Sergey Vladimirovich Soldatenkov	*share in the Issuer's authorized capital - 0,0024 %*
Alexandr Abramovich Sysoyev	*share in the Issuer's authorized capital - 0,376%*
Valery Nikolayevich Yashin	*share in the Issuer's authorized capital- 0,172%*

Chairperson of the Board of Directors V.N. Yashin

From the moment of election, the powers of the following members of the former Board of Directors have been terminated:

Vadim Yevgenyevich Belov	*no share in the Issuer's authorized capital*
Yury Alexandrovich Bilibin	*no share in the Issuer's authorized capital*
Alexandr Alexandrovich Gogol	*no share in the Issuer's authorized capital*
Alexandr Vyacheslavovich Ikonnikov	*no share in the Issuer's authorized capital*
Oleg Anatolyevich Lebedinets	*no share in the Issuer's authorized capital*
Dmitry Vladimirovich Levkovsky	*no share in the Issuer's authorized capital*
Irina Mikhaylovna Ragozina	*no share in the Issuer's authorized capital*
Ivan Ivanovich Rodionov	*no share in the Issuer's authorized capital*
Sergey Vladimirovich Soldatenkov	*share in the Issuer's authorized capital - 0,0024 %*
Alexandr Abramovich Sysoyev	*share in the Issuer's authorized capital - 0,376%*
Valery Nikolayevich Yashin	*share in the Issuer's authorized capital- 0,172%*

Date, on which the said change took place: 23 June 2003

Authorized body of OJSC North-West Telecom taking the decision: Annual general meeting of the shareholders of OJSC North-West Telecom

43. Data on re-organization of the Issuer, its subsidiaries and affiliates.

There was no re-organization of the Issuer, its subsidiaries and affiliates in the quarter under report.

44. Extra essential general information on the Issuer

On 17th July 2002 the Inspectorate of the Ministry of the Russian Federation for Taxes and Fees for Tsentralny District of St. Petersburg issued the Certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002.
Basic state registration No. - 1027809169849

B. Data on Financial and Economic Operation of the Issuer

45. Annual accounts and reports for the three last fiscal years
Not submitted for the current reporting period

46. Issuer's accounts and reports for the quarter under report
See Appendix

47. Facts that have resulted in an increase or decrease of Issuer's assets by more than 10 per cent for the quarter under report

Issuer's assets as of the date of the end of the quarter preceding the quarter under report: ***15,110,555 thousand roubles***
Issuer's assets as of the date of the end of the quarter under report: ***15,671,668 thousand roubles***

48. Facts that have resulted in an increase of Issuer's profit (losses) in the quarter under report by more than 20 per cent as compared to the previous quarter
No such facts

Issuer's profit (losses) for the quarter preceding the quarter under report: ***330,651 thousand roubles***
Issuer's profit (losses) for the quarter under report: ***314,050 thousand roubles***

49. Data on forming and using the reserve and other special funds of the Issuer

Since 2002, for the purposes of accounting, the accounts receivable exceeding 90 days is fully reserved, while the accounts receivable with the period up to 90 days is not reserved.

Under the Federal Law On Joint-Stock Companies, early in 2003 a reserve in the amount of 29,375 thousand roubles was formed. As of the end of the period under report, it was 46,897 thousand roubles.

No Issuer's employees joint-stock fund has been formed at the enterprise.

50. Issuer's transactions in the quarter under report amounting to 10 and more per cent of Issuer's assets as of the end of the quarter preceding the quarter under report

No such transactions have been made

51. Data on allocation of funds raised by the Issuer as a result of issued securities placement

There has been no such allocation of funds in the quarter under report.

55. Other essential information on financial and economic activities of the Issuer

Information on the sections "Financial Investment, "Borrowed Funds" and "Debts" is commercial classified information and, therefore, it is not provided, as its disclosure may adversely affect the Issuer's competitive capacity.

This section contains data on the Issuer in compliance with the changes in the Federal Law "On the Securities Market" in respect of disclosing information, which took effect on 4th July 2003.

1) Names of credit organizations, with which checking and other accounts of the Issuer's have been opened.

Bank: Stock Commercial Bank AGROCREDBANK (Private Joint-Stock Company)
Abbreviated name: ACB ZAO AGROCREDBANK
TIN: 3523000385
Place of business: 34A, SOVETSKY PR., CHEREPOVETS, RUSSIA
Mailing address: 34A, SOVETSKY PR., CHEREPOVETS, 162602
Bank: Public Joint-Stock Company Commercial Bank Baltonexim Bank
Abbreviated name: Baltonexim Bank
TIN: 7831001415
Place of business: 6, UL. PROLETARSKOY DIKTATURY, ST. PETERSBURG, RUSSIA
Mailing address: 6, PL. PROLETARSKOY DIKTATURY, ST. PETERSBURG, 193124
Bank: Joint-Stock Commercial Bank AVTOBANK Open Joint-Stock Company
Abbreviated name: SCB AVTOBANK OJSC
TIN: 7707027313
Place of business: 41, UL. LESNAYA, MOSCOW, RUSSIA
Mailing address: 41, UL. LESNAYA, MOSCOW, 127055
Bank: Dresdner Bank Private Joint Stock Company
Abbreviated name: PJSC Dresdner Bank
TIN: 7831000901
Place of business: 23, UL. MALAYA MORSKAYA, SAINT PETERSBURG RUSSIA
Mailing address: 23, UL. MALAYA MORSKAYA, SAINT PETERSBURG, 190000
Bank: non-bank crediting organization Northern Clearing Chamber – a private stock company
Abbreviated name: PSC NBCO Northern Clearing Chamber
TIN: 2901047470
Place of business: 8, VOSKRESENSKAYA UL., ARKHANGELSK, RUSSIA
Mailing address: 8, VOSKRESENSKAYA UL., ARKHANGELSK, 163000
Bank: North-West Telecombank Private Company
Abbreviated name: Telecombank Private Company
TIN: 7834000145
Place of business: 12, BASKOV PER., ST. PETERSBURG, RUSSIA
Mailing address: 12, BASKOV PER., ST. PETERSBURG, 191014
Bank: Public Joint-Stock Company Commercial Bank - St. Petersburg Bank of Reconstruction and Development
Abbreviated name: ZAO CB St. Petersburg Bank of Reconstruction and Development
TIN: 7831001373
Place of business: 14, IZMAILOVSKY PR., ST. PETERSBURG, RUSSIA
Mailing address: 14, IZMAILOVSKY PR., ST. PETERSBURG, 198005
Bank: Marine Commercial Bank of Kaliningrad Limited Liability Company
Abbreviated name: CB Marine Bank (OOO)
TIN: 3900000873
Place of business: 68 KIEVSKAYA UL., KALININGRAD, RUSSIA
Mailing address: 68 KIEVSKAYA UL., KALININGRAD, 236005
Bank: Baltiysky Bank Private Company

Abbreviated name: ZAO Baltiysky Bank
TIN: 7834002576
Place of business: 34, SADOVAYA UL., ST. PETERSBURG, RUSSIA
Mailing address: 34, SADOVAYA UL., ST. PETERSBURG, 191023
Bank: Joint Stock Commercial Bank Promsvyazbank (Private Joint Stock Company)
Abbreviated name: JSCB Promsvyazbank (ZAO)
TIN: 7744000912
Place of business: 10, SMIRNOVSKAYA UL., BUIDING 22, MOSCOW, RUSSIA
Mailing address: 10, SMIRNOVSKAYA UL., BUIDING 22, MOSCOW, 109052
Bank: Open Joint-Stock Company Alfa Bank
Abbreviated name: OAO Alfa Bank
TIN: 7728168971
Place of business: 9, UL. MASHI PORYVAYEVOY, MOSCOW, RUSSIA
Mailing address: 9, UL. MASHI PORYVAYEVOY, MOSCOW, 107078
Bank: Public Joint-Stock Company MDM-Bank, Saint Petersburg
Abbreviated name: OAO MDM-Bank SPb
TIN: 7831000179
Place of business: 26, NEVSKY PR., ST. PETERSBURG, RUSSIA
Mailing address: 26, NEVSKY PR., ST. PETERSBURG, 191186
Bank: Joint-Stock Commercial Bank Moskovsky Delovoy Mir (Open Joint-Stock Company)
Abbreviated name: OAO MDM-Bank
TIN: 7706074960
Place of business: 3, UL. SADOVNICHESKAYA, MOSCOW, RUSSIA
Mailing address: 3, UL. SADOVNICHESKAYA, MOSCOW, 113035
Bank: Public Joint-Stock Company Commercial Bank MONCHEBANK
Abbreviated name: OJSC MONCHEBANK
TIN: 5107040020
Place of business: 14, LENINA PR., MURMANSK, RUSSIA
Mailing address: 14, LENINA PR., MURMANSK, 183032
Bank: Open Joint-Stock Company MURMANSK SOCIAL COMMERCIAL BANK
Abbreviated name: OJSC MSCB
TIN: 5190900165
Place of business: 14, LENINA PR., MURMANSK, RUSSIA
Mailing address: 12, LENINA PR., MURMANSK, 183010
Bank: Public Joint-Stock Company Industry and Construction Bank, Saint Petersburg
Abbreviated name: OAO PSB
TIN: 7831000010
Place of business: 17/18, KOVENSKY PER., ST. PETERSBURG, RUSSIA
Mailing address: 191014. 17/18, KOVENSKY PER., ST. PETERSBURG, RUSSIA
Bank: Open Joint-Stock Company Inter-Regional Commercial Bank of Communication and Information Support Development
Abbreviated name: OAO ACB Svyaz-Bank
TIN: 7710301140
Place of business: 7 UL. TVERSKAYA, MOSCOW, RUSSIA
Mailing address: 7 UL. TVERSKAYA, MOSCOW, 103375
Bank: Bank of Foreign Trade (Open Joint Stock Company)
Abbreviated name: OAO Vneshtorgbank
TIN: 7702070139
Place of business: 16, UL. KUZNETSKIY MOST, MOSCOW, RUSSIA

Mailing address: 16, ul. Kuznetskiy most, Moscow, 103031
Bank: Public Joint-Stock Company Commercial Bank VELIKIE LUKI BANK
Abbreviated name: OAO KB VELIKIE LUKI BANK
TIN: 6025001470
Place of business: 27A, KOMSOMOLSKAYA UL., VELIKIE LUKI, RUSSIA
Mailing address: 27A, KOMSOMOLSKAYA UL., VELIKIE LUKI, 182100
Bank: Public Joint-Stock Company Novgorod Universal Commercial Bank NOVOBANK
Abbreviated name: OAO UKB NOVOBANK
TIN: 5321029402
Place of business: 20, VELIKAYA UL., VELIKIY NOVGOROD, RUSSIA
Mailing address: 20, VELIKAYA UL., VELIKIY NOVGOROD, 173003
Bank: Open Joint Stock Company Bank Vozrozhdenie
Abbreviated name: Bank Vozrozhdenie (OAO)
TIN: 5000001042
Place of business: 7/4, LUCHNIKOV PER., BUILDING 1, GSP-9, MOSCOW, RUSSIA
Mailing address: 7/4, LUCHNIKOV PER., BUILDING 1, GSP-9, MOSCOW, 101999
Bank: Joint Stock Commercial Bank Vneshagrobank (Open Joint Stock Company)
Abbreviated name: AKB Vneshagrobank (OAO)
TIN: 7703026680
Place of business: 33/2/5, GAGARINSKY PER., BUILDING 1, MOSCOW, RUSSIA
Mailing address: 33/2/5, GAGARINSKY PER., BUILDING 1, MOSCOW, 121002
Bank: Joint-Stock Commercial Savings Bank of the Russian Federation (Open Joint-Stock Company)
Abbreviated name: Sberbank of Russia OAO
TIN: 7707083893
Place of business: 19 UL. VAVILOVA, MOSCOW, RUSSIA
Mailing address: 19 UL. VAVILOVA, MOSCOW, 117997
Bank: Open Joint-Stock Company Promyshlenny Energetichesky Bank (Industry Energy Bank)
Abbreviated name: OAO PROMENERGOBANK
TIN: 3525018003
Place of business: 12 UL. BATIUSHKOVA, VOLOGDA, RUSSIA
Mailing address: 12 UL. BATIUSHKOVA, VOLOGDA, 160001
Bank: Joint Stock Commercial Bank MENATEP Saint Petersburg - Open Joint Stock Company
Abbreviated name: OAO Bank Menatep SPb
TIN: 7831001567
Place of business: 1, NEVSKY PR., ST. PETERSBURG, RUSSIA
Mailing address: 1, NEVSKY PR., ST. PETERSBURG, 191186
Bank: Joint-Stock Commercial Bank Moskovsky Industrialny Bank (Open Joint-Stock Company)
Abbreviated name: OAO MInB
TIN: 7725039953
Place of business: 5 UL. ORDZHONIKIDZE, MOSCOW, RUSSIA
Mailing address: 5 UL. ORDZHONIKIDZE, MOSCOW, 115419
Bank: MIRNINSKY COMMERCIAL BANK MAK-BANK (LIMITED LIABILITY COMPANY)
Abbreviated name: KB MAK- Bank (OOO)
TIN: 1433001750
Place of business: 23/5, BOLSHAYA YAKIMANKA UL., MOSCOW, RUSSIA
Mailing address: 23/5, BOLSHAYA YAKIMANKA UL., MOSCOW, 109180

2) Information on financial and economic operations

	RETURNS (thousand roubles)	NET PROFIT (thousand roubles)	CAPITALIZATION (thousand dollars) according to the data of RTS
2002	10 091 841*	420 794**	305 248
2001	3,951,387	364,112	235,763
2000	1,827,768	377,271	130,488
1999	1,370,636	91,852	140,535
1998	1,009,896	-513,720	126,009

** taking into account 8 affiliated telecommunication operators*

*** such an insignificant increase in the net profit as compared to proceeds can be explained by the fact of making the doubtful debt reserve.*

3) Data on remuneration for each management body (addition to the "Remuneration" section)

Standards of deductions for calculation of remuneration to Members of the Board of Directors of the Company according to their term of office:

- *quarterly – to each Member of the Board of Directors in the amount of 0.0062% of the proceeds from sales of goods, products, jobs or services for the reporting quarter according to the data of the Company's accounts and reports;*
- *annual – for all Members of the Board of Directors in the amount of 0.4% of the net profit for the year under report according to the data of the Company's accounts and reports.*

Data on Related-Party Transactions Made in 2002

Subject of contract	Parties to the contract	Price of contract
sale of a block of shares	OJSC NWT, Zenith Football Club Private Company	1.2 million roubles
payment for medical services to citizens included in the lists submitted by OJSC NWT	OJSC NWT, Medexpress Private Company	4,304,462 roubles
payment for medical services to citizens included in the lists submitted by OJSC NWT	OJSC NWT, Medexpress Private Company	7,113,370 roubles
lease of premises owned by OJSC NWT	OJSC NWT, OJSC Lensvyaz	493,392.02 conventional units
Leasing of switching equipment of CJSC NEC-NEVA	OJSC NWT, OJSC RTK-Leasing	417 741 529,2 YPE
timeless target transfer of monetary funds	OJSC NWT, Non-Profit Partnership - Centre for Research of Telecommunications Development Problems	1% of OJSC NWT's receipts annually

granting a loan in the overdraft form	*OJSC NWT, Telecombank Private Company*	*38 million roubles*
Property leasing	*OJSC NWT, OJSC RTK-Leasing*	*116,560,562 roubles*

B. Data on Issuer's Securities

56. Data on Issuer's stock

Issue No.: ***1***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***371 727***
Total amount of the issue: ***371 727***

Data on registration of the issue by the state:
Date of registration: ***31.05.1993***
Registration No.: ***72-1p-471***
Authority of state registration: ***finance authorities***

Placement method: ***according to the privatization plan***
Period of placement: ***from 31.05.1993 to 30.09.1996***

Current state of the issue: ***all securities of the issue have been retired (cancelled)***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***371 727***

Data on state registration of the report on the results of the issue:
Date of registration: ***9.10.1996***
Authority of state registration: ***finance authorities***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
There is no trade in securities of this issue, as all the securities of the issue have been cancelled

Extra essential information on the securities of the issue:
none

Issue No.: ***1***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***140 310***
Total amount of the issue: ***140 310***

Data on registration of the issue by the state:
Date of registration: ***31.05.1993***
Registration No.: ***72-1p-471***
Authority of state registration: ***finance authorities***

Placement method: ***according to the privatization plan***
Period of placement: ***from 31.05.1993 to 30.09.1996***

Current state of the issue: ***all securities of the issue have been retired (cancelled)***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***140 310***

Data on state registration of the report on the results of the issue:
Date of registration: ***9.10.1996***
Authority of state registration: ***finance authorities***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
There is no trade in securities of this issue, as all the securities of the issue have been cancelled

Extra essential information on the securities of the issue:
none

Issue No.: ***1***
Category: ***preferred***
Stock type: ***B***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***265 421***
Total amount of the issue: ***265 421***

Data on registration of the issue by the state:
Date of registration: ***31.05.1993***
Registration No.: ***72-1p-471***
Authority of state registration: ***finance authorities***

Placement method: ***according to the privatization plan***
Period of placement: ***from 31.05.1993 to 30.09.1996***

Current state of the issue: ***all securities of the issue have been retired (cancelled)***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***265 421***

Data on state registration of the report on the results of the issue:
Date of registration: ***9.10.1996***
Authority of state registration: ***finance authorities***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
There is no trade in securities of this issue, as all the securities of the issue have been cancelled

Extra essential information on the securities of the issue:
none

Issue No.: ***2***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***382 288 800***
Total amount of the issue: ***382 288 800***

Data on registration of the issue by the state:
Date of registration: ***16.09.1996***
Registration No.: ***72-1-5986***
Authority of state registration: ***finance authorities***

Placement method: ***closed subscription***
Period of placement: ***from 16.09.1996 to 18.02.1997***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***382 288 800***

Data on state registration of the report on the results of the issue:
Date of registration: ***18.02.1997***
Authority of state registration: ***finance authorities***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
Common stock of OJSC PTN is traded in through the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, Section of Corporate Securities of the St. Petersburg Currency Exchange and the Moscow Interbank Currency Exchange

Extra essential information on the securities of the issue:

none

Issue No.: ***2***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***84 186 000***
Total amount of the issue: ***84 186 000***

Data on registration of the issue by the state:
Date of registration: ***16.09.1996***
Registration No.: ***72-1-5986***
Authority of state registration: ***finance authorities***

Placement method: ***closed subscription***
Period of placement: ***from 16.09.1996 to 18.02.1997***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***84 186 000***

Data on state registration of the report on the results of the issue:
Date of registration: ***18.02.1997***
Authority of state registration: ***finance authorities***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
Preferred stock of OJSC PTN is traded in through the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, Section of Corporate Securities of the St. Petersburg Currency Exchange and the Moscow Interbank Currency Exchange

Extra essential information on the securities of the issue:
none

Issue No.: ***3***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***43 200 000***
Total amount of the issue: ***43 200 000***

Data on registration of the issue by the state:
Date of registration: ***10.10.1997***

Registration No.: ***2-03-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***public subscription***
Period of placement: ***from 10.10.1997 to 29.07.1998***

Current state of the issue: ***the issue of securities has been recognized as invalid***
Date of taking the decision on recognizing the issue invalid: ***8.02.1999***
Authority taking the decision on recognizing the issue invalid: ***Federal Commission for Securities Market of Russia***
Grounds for recognizing the issue invalid: ***there has been no placement of securities***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
There is no trade in securities of this issue, as the securities issue has been recognized invalid

Extra essential information on the securities of the issue:
none

Issue No.: ***4***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***5 288 520***
Total amount of the issue: ***5 288 520***

Data on registration of the issue by the state:
Date of registration: ***7.12.2000***
Registration No.: ***1-04-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 28.12.2000 to 28.12.2000***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***5 287 564***

Data on state registration of the report on the results of the issue:
Date of registration: ***28.02.2001***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:

As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange and at the Moscow Interbank Currency Exchange

Extra essential information on the securities of the issue:
none

Issue No.: ***5***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***1 762 463***
Total amount of the issue: ***1 762 463***

Data on registration of the issue by the state:
Date of registration: ***7.12.2000***
Registration No.: ***2-05-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 28.12.2000 to 28.12.2000***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***1 762 439***

Data on state registration of the report on the results of the issue:
Date of registration: ***28.02.2001***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange and at the Moscow Interbank Currency Exchange

Extra essential information on the securities of the issue:
none

Issue No.: ***6***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***85 483 202***
Total amount of the issue: ***85 483 202***

Data on registration of the issue by the state:
Date of registration: *7.12.2000*
Registration No.: ***1-06-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 28.12.2000 to 28.12.2000***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***85 480 602***

Data on state registration of the report on the results of the issue:
Date of registration: ***28.02.2001***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange and at the Moscow Interbank Currency Exchange

Extra essential information on the securities of the issue:
none

Issue No.: *7*
Category: ***preferred***
Stock type: *A*
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***28 493 803***
Total amount of the issue: ***28 493 803***

Data on registration of the issue by the state:
Date of registration: *7.12.2000*
Registration No.: ***2-07-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 28.12.2000 to 28.12.2000***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***28 492 412***

Data on state registration of the report on the results of the issue:
Date of registration: ***28.02.2001***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange and at the Moscow Interbank Currency Exchange

Extra essential information on the securities of the issue:
none

Issue No.: ***8***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***55 000 200***
Total amount of the issue: ***55 000 200***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***1-08-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***54 997 606***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange
Extra essential information on the securities of the issue:
none

Issue No.: ***8***

Category: ***preferred***
Stock type: *A*
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***19 338 460***
Total amount of the issue: ***19 338 460***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***2-08-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***18 333 163***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange
Extra essential information on the securities of the issue:
none

Issue No.: ***9***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***62 227 264***
Total amount of the issue: ***62 227 264***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***1-09-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***62 224 850***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange
Extra essential information on the securities of the issue:
none

Issue No.: ***9***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***20 744 994***
Total amount of the issue: ***20 744 994***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***2-09-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***20 730 266***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St.

Petersburg Currency Exchange

Extra essential information on the securities of the issue:

none

Issue No.: ***10***

Category: ***common***

Form of securities: ***registered non-documentary***

Face value of one bond of the issue: ***1***

Number of issued securities: ***23 483 244***

Total amount of the issue: ***23 483 244***

Data on registration of the issue by the state:

Date of registration: ***9.10.2002***

Registration No.: ***1-10-00119-A***

Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***

Period of placement: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***the placement is over***

Number of actually placed securities in compliance with the registered report on the results of the issue: ***23 455 458***

Data on state registration of the report on the results of the issue:

Date of registration: ***27.12.2002***

Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):

none

Market information on the securities of the issue:

As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange

Extra essential information on the securities of the issue:

none

Issue No.: ***10***

Category: ***preferred***

Stock type: ***A***

Form of securities: ***registered documentary***

Face value of one bond of the issue: ***1***

Number of issued securities: ***7 828 083***

Total amount of the issue: ***7 828 083***

Data on registration of the issue by the state:

Date of registration: ***9.10.2002***

Registration No.: ***2-10-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***7 790 694***

Data on state registration of the report on the results of the issue:
Date of registration: *27.12.2002*
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange
Extra essential information on the securities of the issue:
none

Issue No.: ***11***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***16 661 708***
Total amount of the issue: ***16 661 708***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***1-11-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***16 660 997***

Data on state registration of the report on the results of the issue:
Date of registration: *27.12.2002*
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):

none

Market information on the securities of the issue:

As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange

Extra essential information on the securities of the issue:

none

Issue No.: ***11***

Category: ***preferred***

Stock type: ***A***

Form of securities: ***registered non-documentary***

Face value of one bond of the issue: ***1***

Number of issued securities: ***5 554 954***

Total amount of the issue: ***5 554 954***

Data on registration of the issue by the state:

Date of registration: ***9.10.2002***

Registration No.: ***2-11-00119-A***

Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***

Period of placement: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***the placement is over***

Number of actually placed securities in compliance with the registered report on the results of the issue: ***5 553 754***

Data on state registration of the report on the results of the issue:

Date of registration: ***27.12.2002***

Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):

none

Market information on the securities of the issue:

As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange

Extra essential information on the securities of the issue:

none

Issue No.: ***12***

Category: ***common***

Form of securities: ***registered non-documentary***

Face value of one bond of the issue: ***1***

Number of issued securities: ***38 637 398***

Total amount of the issue: ***38 637 398***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***1-12-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***38 636 440***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange
Extra essential information on the securities of the issue:
none

Issue No.: ***12***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***12 880 669***
Total amount of the issue: ***12 880 669***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***2-12-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***12 878 823***

Data on state registration of the report on the results of the issue:
Date of registration: *27.12.2002*
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange
Extra essential information on the securities of the issue:
none

Issue No.: ***13***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***15 611 715***
Total amount of the issue: ***15 611 715***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***1-13-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***15 610 781***

Data on state registration of the report on the results of the issue:
Date of registration: *27.12.2002*
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange

Extra essential information on the securities of the issue:
none

Issue No.: *13*
Category: ***preferred***
Stock type: *A*
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: *1*

Number of issued securities: ***5 206 324***
Total amount of the issue: ***5 206 324***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***2-13-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***5 203 638***

Data on state registration of the report on the results of the issue:
Date of registration: *27.12.2002*
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange

Extra essential information on the securities of the issue:
none

Issue No.: ***14***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: *1*

Number of issued securities: ***35 779 574***
Total amount of the issue: ***35 779 574***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***1-14-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***35 779 115***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange
Extra essential information on the securities of the issue:
none

Issue No.: ***14***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***11 927 338***
Total amount of the issue: ***11 927 338***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***2-14-00119--A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***11 926 568***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange

Extra essential information on the securities of the issue:
none

Issue No.: ***15***
Category: ***common***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***15 495 670***
Total amount of the issue: ***15 495 670***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***1-15-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***15 495 009***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange

Extra essential information on the securities of the issue:
none

Issue No.: ***15***
Category: ***preferred***
Stock type: ***A***
Form of securities: ***registered non-documentary***
Face value of one bond of the issue: ***1***

Number of issued securities: ***5 165 720***

Total amount of the issue: ***5 165 720***

Data on registration of the issue by the state:
Date of registration: ***9.10.2002***
Registration No.: ***2-15-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***conversion during re-organization***
Period of placement: ***from 31.10.2002 to 31.10.2002***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***5 165 031***

Data on state registration of the report on the results of the issue:
Date of registration: ***27.12.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
none

Market information on the securities of the issue:
As of the date of the report, there was trade in shares of the issue in the Russian Trading System (RTS), at the St. Petersburg Stock Exchange, in the Section of Corporate Securities of the St. Petersburg Currency Exchange

Extra essential information on the securities of the issue:
none

57. Data on Issuer's bonds.

Issue No.: ***1***
Series: ***01***
Category: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***
Face value of one bond of the issue: 1,000 roubles

Number of issued securities: ***300 000***
Total amount of the issue: ***300 000 000***

Data on registration of the issue by the state:
Date of registration: ***6.03.2002***
Registration No.: ***4-01-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Placement method: ***public subscription***
Period of placement: ***from 10.04.2002 to 24.04.2002***

Current state of the issue: ***the placement is over***
Number of actually placed securities in compliance with the registered report on the results of the issue: ***300 000***

Data on state registration of the report on the results of the issue:
Date of registration: ***15.05.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Restrictions in circulation of the securities of the issue (if any):
There are no restrictions in the circulation of issued securities in the secondary market.

Market information on the securities of the issue:
Trading in securities of the issue take place at the Moscow Interbank Currency Exchange, at the St. Petersburg Currency Exchange, in the Russian Trading System (RTS) and in the off-exchange market.
Circulation period of the issued bonds: ***from 10.04.2002 to 09.04.2004***

Income on bonds of the issue:
in per cent of face value: ***The aggregate amount of coupon yields charged and paid for each coupon period and the discount in the form of the difference between the redemption price (face value) and the placement price is considered as the bond yield.***
The Bonds have five coupons.
The Bonds placement start date is considered as the date when the coupon period of the 1st coupon of the issue starts.
The 91st day from the day when placement of the issued Bonds starts is considered as the date when the coupon period of the 2ndcoupon starts.
The 182nd day from the day when placement of the issued Bonds starts is considered as the date when the coupon period of the 3rd coupon starts.
The 365th day from the day when placement of the issued Bonds starts is considered as the date when the coupon period of the 4th coupon starts.
The 547th day from the day when placement of the issued Bonds starts is considered as the date when the coupon period of the 5th coupon starts.
The date of the each coupon payment is considered as the date when the respective coupon period ends.

The coupon interest rate is:
- 20% (twenty per cent) per annum on the first coupon;
-19% (nineteen per cent) per annum on the second coupon;
-18% (eighteen per cent) per annum on the third coupon;
-16% (sixteen per cent) per annum on the fourth coupon;
-16% (sixteen per cent) per annum on the fifth coupon.

The amount of payment on each coupon per Bond is calculated as follows:
$Kj = Cj * Nom * (T(j) - T(j-1))/365/100\ \%$
where,
j is the No. of the coupon period, j=1,2,3,4,5;
Kj is the amount of coupon payment on each Bond;
Nom is the face value of one Bond;
C j is the amount of the interest rate of the j-th coupon, in per cent per annum;
T(j-1) is the date of the beginning of the j-th coupon period;
T(j) is the date of the end of the j-th coupon period.
The amount of coupon payment is determined to one kopeck (with mathematical rounding off).

Procedure and time of Bond Yield payment

Yield on the five coupons of the Bonds of the issue is to be paid on the following dates:

Coupon yield on the first coupon is to be paid on the 91st day from the day when placement of the Bonds of the issue starts.

Coupon yield on the 2ndcoupon is to be paid on the 182nd day from the day when placement of the Bonds of the issue starts.

Coupon yield on the 3rdcoupon is to be paid on the 365th day from the day when placement of the Bonds of the issue starts.

Coupon yield on the 4th coupon is to be paid on the 547th day from the day when placement of the Bonds of the issue starts.

Coupon yield on the last coupon is to be paid simultaneously with redemption of the Bonds on the 730th day from the day when placement of the Bonds of the issue starts.

Should the date of the Bonds coupon period end fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bond holder is not entitled to demand any interest or any other compensation for such a delay in payment.

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions of the Issuer (hereinafter referred to as Payment Agent) – its duties are entrusted to:

North-West Telecombank Private Company, ZAO Telecombank; place of business: 12, Baskov per., St. Petersburg, 191014

Mailing address: 12, Baskov per., St. Petersburg, 191014

The Issuer may appoint extra payment agents and cancel such appointments. Official announcement of the Issuer on the said actions is to be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation in the newspapers Izvestiya (the regional St. Petersburg circulation) and/or Vedomosti.

Payment of the Bond yield is effected in the currency of the Russian Federation by transfer to NDC's (National Depository Centre's) depositors. A Bond owner holder, if it/he/she is not a depositor of NDC must authorize Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment.

Payment of the Bond yield is effected NDC's (National Depository Centre's) depositors in favour of Bond Owners who are such Owners as of the and of NDC's working day preceding the seventh day before the day of Bond yield payment (hereinafter referred to as the Date of Making up the List of Bond Holders). Execution of obligations in respect of an owner included in the list of Bond Owners is considered as due and proper, including the case of Bonds alienation, after the date of Making up the List of Bond Owners.

Within 3 (three) working days before the date of Bond Yield payment, NDC provides the Issuer and/or the Payment Agent with the List of Bond Holders, made up by the Date of Making up the List of Bond Holders, containing the following data:

a) Full name of the Bond Holder.

b) Number of Bonds taken into account on depo accounts of the respective Bond Holder.

c) Location and mailing address of the Bond Holder.

d) Details of the Bond Holder's bank account, viz.:

- Holder's settlement account;

- Holder's individual tax No.;

- name of Holder's bank;

- correspondence account of Holder's bank;

- bank identification code of Holder's bank.
The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Within two working days before the date of Bond Yield payment, the Issuer transfers the appropriate money to the Payment Agent's account.
On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond yields amounts.
On the date of Bond Yield payment, the Payment Agent transfers the appropriate monies to the accounts of Bond Holders in favour of Bond Owners.
If one person is authorized to receive Bond Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

other property equivalent per Bond (roubles): ***not applied***
other yield and rights on Bonds of the issue: ***not applied***
Period of redemption: *From The 730th (seven hundred thirtieth) day from the day when placement of the issued Bonds starts is considered the day of the issued Bonds redemption start. To The dates of redemption start and completion coincide.*
Conditions and procedure of redemption: *Redemption of Bonds shall be effected by the Payment Agent upon instructions of the Issuer.*
Bonds are redeemed in the currency of the Russian Federation by transfer to depositors of NDC (National Depositary Centre) which deals with centralized care of the issued Bonds in favour of Bond Owners. A Bond Owner, if it/he/she is not a depositor of NDC must authorize a Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment and Bond redemption.

Redemption of the Bonds is effected to NDC's (National Depository Centre's) depositors in favour of Bond Owners who are such Owners as of the and of NDC's operation day preceding the seventh day before the day of Bonds redemption (hereinafter referred to as the Date of Making up the List of Bond Holders).

Within 3 (three) working days before the date of Bond redemption, NDC provides the Issuer and/or the Payment Agent with the List of Bond Holders, made up by the Date of Making up the List of Bond Holders, containing the following data:

a) Full name of the Bond Holder.
b) Number of Bonds taken into account on depo accounts of the respective Bond Holder.
c) Location and mailing address of the Bond Holder.
d) Details of the Bond Holder's bank account, viz.:
- Holder's settlement account;
- Holder's individual tax No.;
- name of Holder's bank;
- correspondence account of Holder's bank;
- bank identification code of Holder's bank.
The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the

claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Within two working days before the date of Bonds redemption, the Issuer transfers the appropriate money to the Payment Agent's account.
On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond redemption amounts.
On the date of Bonds redemption, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.
If one person is authorized to receive Bond redemption amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Early redemption is not provided for
Security on bonds of the issue:
No security is provided for

Yield on the issued Bonds, paid in the quarter under report:
money: ***27,075,000 roubles for 300000 Bonds***

other property equivalent: ***0 roubles***

other interests and (or) other income: ***0 roubles***

Extra essential information on the securities of the issue:
none

D. Other Data on Issuer's Securities

58, 59, 60. Rights of the holders of Issuer's shares. Dividend on Issuer's shares.

58.1

Stock category: ***common***

Form of shares: ***registered non-documentary***

Full name of the category/type of shares: ***common registered non-documentary shares***

Rights of a holder of shares of this category (type):

Each common share of the Company grants equal volumes of rights to the shareholders holding them.

1. Participating in the General Meeting of the Shareholders with the right of vote on all issues within its terms of reference. One common share grants the right of one vote at the meeting of the shareholders, except for cumulative voting.

2. Proposing candidates, electing and being elected to the management and control bodies of OJSC North-West Telecom, putting forward issues to the agenda of the general meeting of the shareholders in compliance with the Company's Articles of Association.

3. Receiving the dividend.

4. The right of priority acquisition of securities in the amount proportionate to the number of voting shares held by a shareholder, if OJSC North-West Telecom places through public subscription voting shares and securities convertible into voting shares.

5. Getting a part of OJSC North-West Telecom's property in case of its liquidation.

6. Appealing in the court against decisions taken by the General Meeting of the Shareholders with a breach of the Federal Law, other enactments of the Russian Federation and the Articles of Association of OJSC North-West Telecom.

7. Having free access to documents of OJSC North-West Telecom and getting their copies on a paid basis.

8. Shareholders holding at least 10 per cent of the Company's voting shares are entitled to demand an audit (inspection) of the Company's financial and economic operation.

9. Other rights provided for by the active law of the Russian Federation:

a. Alienating shares held by him without consent of other shareholders of the Company thereto.

b. Shareholders holding at least 10 per cent of the Company's voting shares are entitled to demand holding an extraordinary general meeting of the shareholders of the Company.

c. Attending general meetings of the shareholders personally or through their authorized representatives.

d. Shareholders holding voting shares are entitled to demand that the Company redeem all or part of their shares in the following cases:

- re-organization of the Company, or a big transaction, the decision on making which is taken by the general meeting of the shareholders, if they have voted against taking a decision on its re-organization or on making the said transaction or if they have not taken part in the voting on those issues;

- introduction of amendments and additions to the Company's Articles of Association or approval of the Articles of Association in a new version, restricting their rights, if they have voted against taking the respective decision or if they have not taken part in the voting.

e. Shareholders of the Company who have voted against or who have not taken part in voting in respect of floating through closed subscription shares and issued securities convertible into shares have the priority right of acquiring extra shares and issued securities convertible into shares, floated through closed subscription, in the amount proportionate to the number of the shares of that category held by them. The said right does not cover floatation of shares and other issued securities convertible into shares through closed subscription only among shareholders, if in such a case the shareholders have the possibility of acquiring an integral

number of floated shares and other issued securities convertible into shares in proportion to the number of the shares of the respective category (type) held by them.

f. Getting excerpts from the shareholders register according to the procedure established by the active law.

g. Other rights provided for by the Federal Law On Joint-Stock Companies and other active legal acts of the Russian Federation.

Dividend on shares of this category (type):

Period: ***2000***

Amount of dividend charged on a share (roubles): ***0.012***

Total amount of dividend charged on shares of this category (type) (roubles): ***4 587 465.6***

Period: ***2001***

Amount of dividend charged on a share (roubles): ***0.119***

Total amount of dividend charged on shares of this category (type) (roubles): ***56 293 778.9***

Period: ***2002***

Amount of dividend charged on a share (roubles): ***0.077***

Total amount of dividend charged on shares of this category (type) (roubles): ***36 425 386.38***

Period: ***the 1st quarter of 2003***

Amount of dividend charged on a share (roubles): ***0***

Total amount of dividend charged on shares of this category (type) (roubles): ***0***

Period: ***the 2nd quarter of 2003***

Amount of dividend charged on a share (roubles): ***0.14***

Total amount of dividend charged on shares of this category (type) (roubles): ***47098710.7***

Amount of dividend charged on shares of this category (type), the period of payment on which has not started yet (roubles): ***47098710.7***

58.2

Stock category: ***preferred***

Stock type: ***A***

Form of shares: ***registered non-documentary***

Full name of the category/type of shares: ***preferred registered non-documentary type A shares***

Rights of a holder of shares of this category (type):

Company's preferred shares of one type grant to the shareholders holding them equal volumes of rights and have equal face value.

1. Shareholders holding Company's preferred shares do not have the right of vote at the general meeting of the shareholders, except for the following cases when they do have the right of participation in the general meeting of the shareholders with the right of vote:

- when deciding the issues of re-organization and liquidation of OJSC North-West Telecom;

- when introducing amendments and additions to the Articles of Association of OJSC North-West Telecom, restricting the rights of the shareholders holding preferred shares, including the cases of determining or increasing the size of the dividend and/or determining or increasing the liquidation value, paid under preferred stock of the previous turn, as well as the cases of providing privileges in the priority of paying the dividend and/or the liquidation value of OJSC North-West Telecom's property.

2. Shareholders holding the preferred shares, the amount of dividend for which is determined in the Articles of Association of the Company, are entitled to participate in the general

meeting of the shareholders with the right of vote on all issues of its terms of reference, starting from the meeting following the annual general meeting of the shareholders, which did not take a decision on dividend payment or took a decision on incomplete payment of dividend under the preferred shares of that type. The right of the shareholders holding preferred shares to participate in the general meeting of the shareholders terminates from the moment of the first full payment of dividend under the said shares.

3. Appealing in the court against decisions taken by the General Meeting of the Shareholders with a breach of the Federal Law, other enactments of the Russian Federation and the Articles of Association of OJSC North-West Telecom.

4. Having free access to documents of OJSC North-West Telecom and getting their copies on a paid basis.

5. Receiving the liquidation value of shares in case of liquidation of OJSC North-West Telecom in the amount of the face value of such shares.

6. Receiving an annual fixed dividend according to the procedure established by the Articles of Association of OJSC North-West Telecom.

The amount paid as dividend on each preferred type A share is 10% of the Company's net profit, divided by the number of shares corresponding to 25% of the authorized capital, the net profit being determined on the basis of the results of the last fiscal year. If the total amount of dividend paid by the Company on each common share in a certain year exceeds the amount to be paid as dividend on each preferred share, then the amount of dividend paid on preferred shares must be increased to the amount of dividend paid on common shares.

7. Other rights provided for by the active law of the Russian Federation:

a. Alienating shares held by him without consent of other shareholders of the Company thereto.

b. Attending general meetings of the shareholders personally or through their authorized representatives.

c. Priority right of acquiring extra shares and issued securities convertible into shares, floated through public subscription, in the amount proportionate to the number of the shares of that category (type) held by them.

d. Shareholders of the Company who have voted against or who have not taken part in voting in respect of floating through closed subscription shares and issued securities convertible into shares have the priority right of acquiring extra shares and issued securities convertible into shares, floated through closed subscription, in the amount proportionate to the number of the shares of that category held by them. The said right does not cover floatation of shares and other issued securities convertible into shares through closed subscription only among shareholders, if in such a case the shareholders have the possibility of acquiring an integral number of floated shares and other issued securities convertible into shares in proportion to the number of the shares of the respective category (type) held by them.

f. Getting excerpts from the shareholders register according to the procedure established by the active law.

g. Shareholders holding preferred shares, who have been granted the right of vote, are entitled to demand that the Company redeem all or part of their shares in the following cases:

- re-organization of the Company, or a big transaction, the decision on making which is taken by the general meeting of the shareholders, if they have voted against taking a decision on its re-organization or on making the said transaction or if they have not taken part in the voting on those issues;

- introduction of amendments and additions to the Company's Articles of Association or approval of the Articles of Association in a new version restricting their rights, if they have voted against taking the respective decision or if they have not taken part in the voting.

h. Other rights provided for by the Federal Law On Joint-Stock Companies and other active legal acts of the Russian Federation.

Dividend on shares of this category (type):

Period: *2000*

Amount of dividend charged on a share (roubles): ***0.079***
Total amount of dividend charged on shares of this category (type) (roubles): ***6 650 694***

Period: ***2001***
Amount of dividend charged on a share (roubles): ***0.257***
Total amount of dividend charged on shares of this category (type) (roubles): ***29 411 298.7***

Period: ***2002***
Amount of dividend charged on a share (roubles): ***0.248***
Total amount of dividend charged on shares of this category (type) (roubles): ***28 381 331.05***

Period: ***the 1st quarter of 2003***
Amount of dividend charged on a share (roubles): ***0***
Total amount of dividend charged on shares of this category (type) (roubles): ***0***

Period: ***the 2nd quarter of 2003***
Amount of dividend charged on a share (roubles): ***0.064***
Total amount of dividend charged on shares of this category (type) (roubles): ***28283198.82***

Amount of dividend charged on shares of this category (type), the period of payment on which has not started yet (roubles): ***28283198.82***

61. Restrictions in circulation of securities.

See clauses 56 and 57

62. Other essential information on Issuer's securities.

Total amount of dividend actually paid on common and preferred shares, including payments for previous years:

Period of payment: 2000
Paid amount of dividend, roubles: 6 929 660,29

Period of payment: 2001
Paid amount of dividend, roubles: 67 292 541,97

Period of payment: 2002
Paid amount of dividend, roubles: 60 162 069,17

Period of payment: the 1st quarter of 2003
Paid amount of dividend, roubles: 7 960 965,35

Period of payment: the 2nd quarter of 2003
Paid amount of dividend, roubles: 231 079,65

The nonprofit partnership National Depositary Centre deals with the accounting and centralized care of the certificate of OJSC North-West Telecom's Bonds, state registration No. of the issue: 4-01-00119-A

APPENDIX

Accounts and Reports

for the 1st half of the year 2003

ACCOUNTING POLICY

ORDER of 31 December of the year 2002

on Accounting policy of OJSC North-West Telecom for the year 2003

Based on: The Federal Law of RF "On Accounting" 129-FZ dated 21.11.96,
The Provisions on Accounting and Reporting in the Russian Federation, approved by the Order of the Ministry of Finance of Russia, of 29.07.98, No. 34n;
The Provisions on Accounting "Accounting Policy of an Enterprise – Accounting Rules 1/98, approved by the Order of the Ministry of Finance of RF, of 09.12.98 No. 60n;
The Provisions on Accounting "Accounts and Reports of an Enterprise – Accounting Rules 4/99, approved by the Order of the Ministry of Finance of RF, of 28.06.2000 No. 60n;
Card of Accounts for Book-Keeping in Financial and Economic Operations of Enterprises, and the Instructions on its application, approved by the Order of the Ministry of Finance of RF, of 31st October 2000, No. 94n;
and the Tax Code of RF,

***I ORDER** the following:*

Accounting and tax reporting as well as financial reporting in 2003 shall comply with the Accounting Policy.

General Manager *A.A. Sysoyev*

PROVISIONS ON ACCOUNTING POLICY IN THE BOOK-KEEPING OF OJSC NORTH-WEST TELECOM FOR THE YEAR 2003

INTRODUCTION

These Provisions on Accounting Policy of the Company have been developed in compliance with the requirements of the laws on accounting of the Russian Federation.

For the purposes of these Provisions, Accounting Policy of the Company means the aggregate of the accounting methods selected by it, grounded and disclosed for various users – primary observation, cost measurement, current grouping and summary generalization of the operation facts – aimed at obtaining financial and managerial information as prompt, complete, impartial and reliable as possible.

In the cases where the standard accounting regulation system of the Russian Federation did not provide for an accounting method for a certain issue, the respective accounting method was developed during the development of the accounting policy by the Company, proceeding from the active law.

Being the basis of the accounting system, the Company's accounting policy must ensure the following:
- observing the fundamental principles of accounting, such as completeness, timeliness, caution, priority of content over form, consistency, rationality, continuity of activities and constancy;
- observance of the general requirements for accounts and reports: completeness, essentiality, neutrality, comparability, commensurability;
- reliability of reports prepared by the Company – accounting reports, tax reports, and statistical

reports;

- unity of the methods used in organizing and keeping accounts in the Company on the whole and in its structural units;

- efficacy and flexibility of the accounting system response to changes in the conditions of financial and economic operations, including changes in legislative and standard acts;

Along with the general obligatory requirements and rules, these Provisions take into account peculiarities of the Company:

- availability of bylaws taking into account the industry specificity of the enterprise;

- availability of many structural units, which, in a number of cases, are situated far from the Company's Central Management Board's location;

The Provisions consistently describe the accounting methods that were adopted when the accounting policy was being prepared and which essentially influence the estimation and the taking of decisions by interested users of accounts and reports and without the knowledge of using which it is impossible to estimate the financial standing, cash flow or financial results of the Company's business.

The accounting methods selected by the Company when this accounting policy was formed are approved by the order of the Company's General Manager and are applied starting from 1st January 2003.

All persons having to do with deciding the issues covered by the accounting policy shall be guided by these Provisions in their activities:

- Management of the Company;

- managers of branches and structural units in charge of organization and status of accounting in the units headed by them;

- workers of services and departments in charge of timely preparation and revision of standard and reference information and in charge of bringing it to the notice of executive units;

- workers of services and units in charge of timely submission of source documents to the accountants' office;

- workers of the accountants' service in charge of timely and quality performance of all accounting operations and making up reliable reports of all kinds;

- other employees.

The accounting policy has been prepared for the year 2003 and is not subject to changes, except for the following cases:

- changes in the legislation of the Russian Federation or standard acts on accounting;

- development of new accounting methods;

- essential changes in the operation conditions as a result of re-organization, change of owners, or change of the areas of business, etc.

All and any amendments introduced to the text of the Provisions on the Company's Accounting Policy shall be approved by the General Manager of the Company.

Any changes in the accounting policy shall take effect starting from 1st January of the year (start of the fiscal year) following the year of its approval.

Responsibility for observing the methodology shall rest with the General Manager of the Company.

1. ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY

1.1. General Data on the Company

The Open Joint-Stock Company North-West Telecom was founded by the City Property Management Committee of the St. Petersburg Mayor's Office – the territorial agency of the State Property Management Committee of the Russian Federation by the decision dated 10th February 1993 through re-organization of the state communication and informatization enterprise Leningrad City Telephone Network awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation dated 1st July 1992 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Joint-Stock Companies", and the resolution of the Government of the Russian Federation dated 28th December 1992 No. 1003 "On Privatization of Communication Enterprises".

The City Property Management Committee of the St. Petersburg Mayor's Office – the territorial agency of the State Property Management Committee of the Russian Federation – is the founder of OJSC North-West Telecom. Property of OJSC North-West Telecom is owned by the Company.

According to the Articles of Association, the main goal of the Company is to gain profit through meeting public needs in products (jobs, services) in the field of telecommunication and in other fields.

The Company's Articles of Association provide for the following fields of activities:

- *Providing services to the authorities and management bodies, as well as to other corporations and individuals in the field of telecommunications;*
- *Creating and operating backbone networks, regional (area) and local telecommunication networks, as well as control and signaling facilities;*
- *Design, introduction and operation of the telecommunication network for transmission of various kinds of information (voice data transmission, facsimile and cable transmission, other types), as well as organization and operation of the telematic service (Telex, Videotex, Telefax, e-mail) on the basis of digital transmission and switching systems;*
- *Gas facilities operation;*
- *Organization of warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;*
- *Design, development and implementation of advanced technologies in various industrial areas;*
- *Production and sales of components and spare parts for various systems, mechanisms and devices;*
- *Design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing, hotels, camping sites and motels;*
- *Production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;*
- *Procurement, processing and sale of wood, production of joinery and furniture;*
- *Design and development of software and dataware for automated systems of various applications;*
- *Manufacture, processing and sale of animal and vegetable products, including wild species;*
- *Production and sale of consumer goods;*
- *Trading, purchasing and commercial agency, including consignment trade;*
- *Participation in organization of stock exchanges, commodity exchanges and other exchanges, as well as trading houses both in RF and abroad according to the procedures established by the law;*
- *Dealership and brokerage according to the procedures established by the law;*
- *Specialists training and further education both in RF and abroad;*
- *Creating a network of company shops in RF and abroad.*

- Providing services in the field of tourism, including foreign countries tourism and non-traditional tourism; cargo and cargo-and-passenger carriages by motor road, railway, water and other transport facilities; hotel servicing, including motels and campings; consulting, marketing and engineering; information services, including those in the on-line and off-line modes in compliance with the active law; production of advertising media and provision of advertising services;

- Sale and acquisition of patents, inventions and know-hows according to the procedure established by the law;

- Organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;

- Organization of cultural exchanges without currency payments;

- Carrying out work related to the use of data considered a state secret and to provision of services to protect a state secret;

- Other activities beyond the scope of the activities stipulated by the Articles of Association, which do not contradict the active law.

The organization has three management levels:

- General Directorate of the Company;

- Regional Branches;

- structural units.

The units shall act on the basis of the Provisions approved according to the established procedure.

1.2. Principles of Accounting Service Organization

The term "accounting service" defines a complex of structural units and officials performing the operations of collecting, processing and analyzing source information and making up reports on its basis for various groups of users.

At each level of management, the accounting service ensures collection and processing of information for the purpose of providing data to users for working out, grounding and taking decisions at their level of management and for providing the superior management bodies with information required for working out, grounding and taking decisions at a higher level of management.

Accounting practice and control shall be the responsibility of the accounting service of the Company, headed by the Chief Accountant. The accounting service of the Company includes accountants' offices of units directly headed by the Chief Accountants of such units. The duties of the central accountants' office shall be performed by the accountants' office of the Company's General Directorate.

1.3. Document Turnover Organization Procedure, and Accounting Documentation Processing Technology

The Company's document turnover rules and organization procedure, document turnover schedule and source accounting document processing technology, including:

- source document creation procedure;

- source document check procedure;

- procedure and timing of transferring the documents for accounting records;

- procedure of transferring the documents to the archives, -

shall be regulated by the Provisions on the Document Turnover System.

The Company shall use unified forms for source accounting documentation, approved by the State Statistics Committee of Russia.

When recording financial and economic operations, for which no unified forms have been provided for, independently developed forms of source accounting documents shall be used (among other things, those included in the Provisions on the Document Turnover System), that ate contained in the bylaws on the document turnover system and that include the following obligatory details established by the Federal Law dated 21.11.96 No. 129-FZ "On Accounting":

- name of document;

- date of making up the document;

- name of organization, on behalf of which the document was made up;

- contents of the economic operation;

- indices of the economic operation in kind and in monetary terms;

- positions of officials responsible for an economic operation and for correctly recording it;

- signatures of said officials.

The right of signing source accounting documents shall be established by Company's bylaws.

The Company shall use the computer technology of accounting information processing.

Accounting registers with the synthetic and analytical accounts of shipment of and payment for provided services, performed jobs and shipped inventory holdings shall be made up using computer facilities and shall be stored in the electronic form.

1.4. Property and Liabilities Inventory Organization and Performance Procedure

All property irrespective of location and all kinds of liabilities of the Company are subject to inventory.

The Company shall hold the inventory according to the following timing:

- that of fixed assets – at least once in every two years as of 1st November of the year under report;

- that of intangible assets – annually as of 1st December of the year under report;

- that of capital construction in progress and other capital investments – annually as of 1st November of the year under report;

- that of raw materials, components, precious metals, equipment for installation, semi-finished products, goods, finished products at warehouses – annually as of 1st November of the year under report;

- that of production in progress – on a quarterly basis as of the end of the quarter;

- that of deferred income and expenses - annually as of 31st December of the year under report;

- that of monies on accounts with bank institutions - annually as of 31st December of the year under report;

- that of cash on hand – at least once in a quarter;

- that of long-term financial investment – annually as of 31st December of the year under report;

- that of short-term financial investment and monetary instruments - on a quarterly basis as of the end of the quarter;

- that of settlements with debtors, and doubtful debt reserve – on a quarterly basis as of the end of the quarter;

- that of settlements with creditors (in respect of settlements with communication operators) on a quarterly basis as of the end of the quarter, and with other creditors – once a year as of 31st December of the year under report;

- that of settlements in respect of taxes and obligatory deductions to the budget and off-budget funds, and in respect of target financing - annually as of 31st December of the year under report;

- that of internal settlements – at least once in a quarter;

- that of settlements with the personnel and advance holders – on a quarterly basis as of the end of the quarter;

- that of other settlements and obligations - annually as of 31st December of the year under report.

To hold the inventory at the level of the Company's General Directorate and Branch Management Boards, standing inventory commissions are established, the members of which shall be approved by:

- the General Manager of the Company for the Company's General Directorate;

- the Branch Director for Regional Branches and their structural units.

The detailed procedure of organizing and holding the inventory of property and liabilities of the Company is set forth in the Provisions on the Procedure of Holding the Inventory of Assets and Liabilities and Measures to Ensure Safety of Assets.

1.5. The Procedure of Making up the Company's Accounts and Reports

The Company's accounts and reports shall be made up according to the procedure and within the time provided for by the Federal Law dated 21.11.96 No. 129-FZ "On Accounting" and other standard acts of the Russian Federation, regulating the accounting.

The Company's accounts and reports shall be prepared by the accountants' office of the Company's General Directorate on the basis of generalized information on the property, liabilities and operation results, taking into account the information provided by accountants' offices of Regional Branches. Accounts and reports shall be prepared by the accountants' offices of Regional Branches on the basis of the data provided by accountants' offices of structural units.

When accounts and reports are made up, the forms developed by the Company taking into account the recommendation contained in the appropriate standard documents shall be applied.

Internal accounting forms and the concrete timing of submitting them are given in the bylaws on the Company's accounts and reports preparation procedure.

1.6. Company's Working Card of Accounts

A Single Working Card of Accounts shall be used in the accounting by all units of the Company. (Appendix 1)

The procedure of applying the Single Working Card of Accounts, including the distribution of terms of reference in keeping accounts and control accounts among accountants' services of various levels of the Company's management, shall be regulated by the Instructions on Applying the Single Working Card of Accounts.

Amendments introduced to the Working Card of Accounts shall be approved by the Company's General Manager.

2. METHODOLOGICAL ASPECTS OF THE ACCOUNTING POLICY

2.1. Intangible Assets Accounting Procedure

The total amount of depreciation deductions for intangible assets shall be determined on the monthly basis according to the standards calculated proceeding from their initial cost and their

useful life, by the linear method.

The expected useful life of intangible assets shall be determined when they are recorded, by a specially formed commission, and shall be approved by the General Manager of the Company.

The value of intangible assets shall be retired by accumulating the amounts of the charged depreciation on account 05 "Depreciation of Intangible Assets".

The procedure of accounting the objects of intangible assets is set forth in the Methodological Instructions on Intangible Assets Accounting.

2.2. Fixed Assets Accounting Procedure

There is no re-valuation of fixed assets in 2003.

Depreciation by objects of fixed assets shall be charged by the linear method based on the initial value or replacement value (in case of any re-valuations taking place) of an object of fixed assets and the standard depreciation calculated proceeding from the useful life of such an object.

The useful life by groups of uniform objects of fixed assets shall be determined by the fixed assets acceptance commission and shall be approved by the Company's General Manager.

For acquired fixed assets that have already been operated, the useful life shall be determined based on the actual operation time and the expected fixed assets useful life in the Company.

Objects of fixed assets, the value of which does not exceed 10,000 roubles per unit, as well as books, brochures and the like editions, acquired starting from 01.01.02, shall be written off to production costs (expenses for sale) as they are released to production or operation using account 02 "Depreciation of fixed assets". To ensure safety of such objects in the production or operation, the Company shall exercise a proper control over their flow on account 01 "Fixed Assets".

Objects of capital construction, that are in temporary operation before final commissioning, as well as real estate objects that have no documents that would confirm the state registration of real estate objects in the cases provided for by the law, shall be depreciated starting from the first day of the month following the month of the start of their actual use.

For fixed assets received under contracts of leasing, the accelerated depreciation coefficient provided for by the terms of the contract, however, not higher than 3, shall be used.

Expenses for all kinds of repairs shall be included in the prime cost of the period under report, in which they were incurred. No reserve of future expenses for fixed assets repairs is formed.

The fixed assets objects accounting procedure is given in the Methodological Instructions on Fixed Assets Accounting and the Methodological Instructions on Capital Construction Accounting.

2.3. Inventories Accounting Procedure

The actual prime cost of inventories shall be formed in the accounts and reports of the Company using accounts 15 "Procurement and Acquisition of Stocks of Materials and Capital Equipment" and 16 "Deviation in the Value of Stocks of Materials and Capital Equipment".

Accounting of inventories on accounts 10 "Materials" and 41 "Goods" shall be based on Accounting Prices.

Inventories (raw materials, components and goods) shall be accepted for accounting at the accounting price, which is deemed to mean here the following:

- when inventories are acquired on a paid basis – the supplier's price according to the contract of delivery (sale and purchase);

- when inventories are made by the organization itself – the total of actual costs related to the production;

- when inventories are contributed as investment in the authorized capital of the Company – the monetary evaluation agreed upon by the founders (participants) of the Company taking into account the requirements of the Law On Joint-Stock Companies;

- when inventories are received by the organization under a contract of donation or on a gratuitous basis or remain from retirement of fixed assets and other property - the current market value as of the date of accepting for accounting;

- when inventories are received under contracts providing for execution of obligations (payment) in non-monetary funds – the value of assets transferred or to be transferred by the Organization.

Transportation and procurement expenses (TPE) and expenses related to bringing materials to the state, in which they are suitable for use for the purposes provided for by the Company, shall be recorded on account 16 "Deviation in the Value of Materials" irrespective of the percentage of TPE or the value of deviations as compared to the accounting cost of a material.

Goods in retail trade recorded on account 42.02 shall be shown in the accounting at the selling prices.

Costs of procurement and delivery of goods intended for sale through retail and wholesale trading chains shall be recorded within the distribution costs before warehouses in the Company.

Finished products shall be taken into account according to the actual production prime cost of manufacture without using account 40 "Output of Products (Jobs, Services).

Retiring inventories shall be valued by the following methods:

According to the average prime cost:

- raw stock;

- materials;

- finished products;

- goods for resale;

According to the prime cost of each unit:

- precious metals.

The procedure of inventories accounting shall be regulated by the Methodological Instructions on Inventories Accounting.

2.4. Procedure of Re-Calculating Assets and Liabilities Expressed in Foreign Currency

Re-calculation of the value of banknotes at the Company's cashier's office, funds on accounts with lending agencies, monetary instruments and payment documents, short-term securities, monies in settlements (including those under loan liabilities) with legal entities and individuals, balances of funds earmarked for a special purpose and received from the budget or from foreign sources in the framework of technical or other assistance to the Russian Federation in compliance with the appropriate agreements (treaties), expressed in a foreign currency, into

roubles shall be effected as of the date of making an operation in the foreign currency and as of the reporting date of making up the accounts and reports.

2.5. Income Records Procedure

For income accounting purposes, the normal areas on the Company's operation shall be subdivided into primary and secondary activities.

Primary activities mean the operations directly related to communication services provision. All other activities are secondary.

The normal areas on the Company's operation include:

primary activities:

- city telephone communication services;

** provision of access to the city telephone network;*

** provision of local telephone connections (calls) to fixed communication subscribers in cities (provision of a subscriber line for use in cities; passage of local traffic);*

** provision of local telephone connections from city payphones;*

** provision of direct lines and trunk lines for use;*

** other services of the city telephone network (connection, change of owners, etc.);*

- rural telephone communication services

** provision of access to the rural telephone network;*

** provision of local telephone connections (calls) to fixed communication subscribers in rural areas (provision of a subscriber line for use in rural areas; passage of local traffic);*

** provision of local telephone connections from rural payphones;*

** provision of direct lines and trunk lines for use;*

** other services of the rural telephone network (connection, change of owners, etc.);*

- long-distance and international telephone communication services

** provision of long-distance telephone connections;*

** provision of long-distance telephone connections from payphones;*

** provision of international telephone connections;*

** provision of international telephone connections from payphones;*

** provision of long-distance and international channels for use;*

** other services of long-distance and international communication (conferences, maintenance, etc.);*

- document telecommunication services

** inland telegrams;*

** external telegrams;*

** provision of telegraph channels for use;*

** subscriber's telegraphy;*

** data transmission services;*

** telematic services;*

** newspaper pages transmission;*

** other services of document telecommunication;*

- radio communication services;

- broadcasting services;

- telecasting services;

- Internet services;

- wired radio services

** using subscriber radio outlets;*

** provision of access to wired radio networks;*

** other services of wired radio;*
- wireless radio communication services;
** personal radio call services (paging);*
** cellular communication services;*
** other wireless radio communication services;*

secondary activities:
** services of leasing out Company's assets;*
** transportation services;*
** consulting, marketing and engineering services;*
** manufacture of products for telecommunication facilities;*
** commercial services;*
** public catering services;*
** construction services;*
** computing services;*
** publishing (publication of reference books and newspapers);*
** information services;*
** education services;*
** security services;*
** intermediary (agency, commission) services;*
** services of providing access to electric power;*
** agency;*
** consumer services;*
** services of recreational and tourist facilities, and hotel servicing;*
** advertising;*
** other activities meeting the criteria set forth above.*

Income other than normal operation income shall be considered as other income.

The procedure of income accounting is provided for in the methodological instructions on income accounting.

2.6. Expenses Records Procedure

For expenses accounting purposes, the normal areas on the Company's operation shall be subdivided into primary and secondary activities.

There shall be separate accounting of costs by types of services, jobs and products being the objects of calculation.

For distribution purposes, the Company shall use the method of cost accounting by production processes.

A production process means uniquely a defined activity (a sequence of actions or an aggregate of functions and assignments), which is not limited in time and has an identifiable result.

For the purposes of distributing costs into calculation objects, processes are subdivided into basic production processes, auxiliary production processes and joint processes.

Basic production processes include processes performed directly for the provision of communication services.

Auxiliary production processes include processes required for performing basic and joint production processes and indirectly related to the provision of communication services.

Joint production processes include processes required for performing basic production processes, however, not related to the provision of communication services.

Actual natural indices of the Company's production operation, the composition of which is determined in the provisions on expenses accounting, shall be the bases for costs distribution.

All costs related to primary activities are indirect costs, i.e. they are distributed among calculation objects and shall be taken into account by production processes.

Expenses by primary activities shall be recorded on accounts 30 " Basic Production Processes" and 31 "Auxiliary Production Processes".

Costs related to secondary activities shall be recorded on accounts 23 "Auxiliary Production Facilities", 29 "Servicing Production Units and Facilities" and 44 "Expenses for Sale" by areas of activity.

The complete prime cost of provided services, performed jobs and made products shall be calculated without separation of managerial or commercial expenses.

Costs of joint production processes shall be recorded on account 32 "Joint Production Processes".

The costs collected on account 31 "Auxiliary Production Processes" shall be distributed between the basic and joint production processes on accounts 30 "Basic Production Processes" and 32 "Joint Production Processes" on the basis of the data on distribution bases provided by production services at the end of the period under report.

The costs collected on account 30 "Basic Production Processes" shall be distributed to account 20 "Basic Production" by calculation objects (services) on the basis of the data on distribution bases provided by production services at the end of the period under report, and to account 33 "Equipment Operation Costs" by equipment types of a conventional digital network made up annually by engineering services. Distribution of costs by equipment types shall comply with the calculation data of engineering services on the share of equipment involvement in the basic production processes.

The costs collected on account 33 "Equipment Operation Costs" shall be distributed to account 20 "Basic Production" by calculation objects (services) on the basis of the data of engineering services on intensity and duration of using each type of equipment in providing a particular service, to be calculated early in each year or in case of any essential changes in the communication network topography.

For the purposes of calculating the prime cost of services, jobs or products of secondary areas of operation, actual expenses for provided services, completed jobs and made products transferred to the warehouse, collected on accounts 23 "Auxiliary Production Facilities" and 29 "Servicing Production Units and Facilities" shall be written off to account 43 "Finished Products" (in case of finished products manufacture), to the respective accounts of production processes (in case of services provision or performance of jobs for primary areas of operation) or to account 90 "Sales", control account 90-04 "Prime Cost of Sales in Secondary Areas of Operation" (in case of services provision or performance of jobs for outside organizations). The debit balance of

accounts 23 "Auxiliary Production Facilities" and 29 "Servicing Production Units and Facilities" shows the value of the remaining production in progress.

At the end of the period under report, costs placed in account 32 "Joint Production Processes" shall be written off to accounts 20 "Basic Production", 23 "Auxiliary Production Facilities" and 29 "Servicing Production Units and Facilities" by calculation objects (services, jobs, products) in proportion to the amounts of costs placed in the respective accounts.

At the end of the period under report, costs related to the provision of communication services, collected by types of services on account 20 "Basic Production", shall be written off completely to account 90 "Sales", control account 90-02 "Prime Cost of Sales (by Primary Areas of Operation" with analysis by calculation objects (services).

The procedure of accounting and calculating of the prime cost of products (jobs, services) of secondary areas of operation shall be established by the Organization independently in compliance with the recommendations of industry instructions regulating the said procedure in the industries to which the secondary area of operation in question belongs.
Distribution of the expenses of servicing units and facilities by their operation areas (sales, transfer free of charge, provision of services to other units of the Company) shall be effected in proportion to direct expenses.

2.7. Deferrals Accounting Procedure

Deferrals include the expenses that have been recognized in the period under report, but cannot be included in the prime cost of sold products (jobs, services) of such a period under report, e.g.:
- expenses related to the development of new production facilities or product types before the facts of their sale;
- expenses related to payment for leaves of future periods;
- expenses related to the acquisition of licenses;
- property insurance expenses;
- expenses related to the acquisition of software products and databases under contracts of sale and purchase or contracts of exchange, if such assets do not meet the conditions established for intangible assets;
- other expenses.

Deferrals shall be written off uniformly through respective cover sources during the period, to which they refer. If it is impossible to determine reliably the period, during which incurred expenses must be written off, the calculation period shall be established by a specially formed commission and shall be approved by the order of the General Manager.

The deferrals accounting procedure is given in the methodological instructions on expenses accounting.
2.8. Settlements Accounting Procedure

Settlements in non-monetary funds shall be recorded separately using account 76.15.

The organization shall transfer the long-term debt (accounts receivable and payable) to the short-term debt 365 days before the debt re-payment date according to the contract.

2.9. Received Credits and Loans Accounting Procedure

The Company shall transfer the long-term debt in respect of received credits and loans to the short-term debt 365 days before the principal debt amount repayment according to the contract of loan and/or credit .

If the organization receives a long-term loan under a contract, the terms of which provide for a periodical repayment of the loan amount, then, 365 days before repayment of each part of the loan, it shall be transferred to the short-term portion of the long-term debt, to the corresponding control account of account 66 "Settlements under Short-Term Credits and Loans".

If an agreement of prolonging a contract of short-term loan or postponing the date of repaying the short-term portion of the long-term loan debt is made so that the repayment period of the loan or its said portion exceeds 365 days, the total amount of debt under the loan or its partial repayment must be transferred from the short-term debt to the long-term debt (to the corresponding control account of account 67 "Settlements under Long-Term Credits and Loans").

The income due to the lender, including that under issued (sold) debt securities shall be taken into account within operating expenses in the reporting periods, to which such charges refer under the terms of the contract (of issue).

Extra expenses related to receiving loans or credits, or floating loan obligations, shall be included in operating expenses in the reporting period, in which the said costs were incurred.

The credits and loans accounting procedure is set forth in the Methodological Instructions on Credits and Loans Accounting

2.10. Procedure of Organizing the Accounting of Internal Settlements and Transfer of Information by Separate Units

For accounting of the internal turnover, the Company shall use account 79 "Internal Settlements".

All financial and economic operations between Company's units shall be transacted on the basis of letters of advice through the higher level of management. Operations between structural units of branches shall be transacted through the respective branches. Operations between branches shall be transacted through the Company's General Manager.

The list of internal economic operations and the procedure of transacting them are regulated by the methodological instructions on internal settlements accounting.

2.11. Special-Purpose Funds Formation Procedure

The Company shall not create any funds from profit remaining at its disposal, except for the cases when creating such funds is provided for by the legislation or by the incorporation documents of the Company. In such a case, the procedure of creating and using them is determined on the basis of the decision of the general meeting of the Company's shareholders, taking into account the requirements of the Federal Law On Joint-Stock Companies.

The procedure of taking into account and using the retained profit is set forth in the Methodological Instructions on Accounting of Capital.

2.12. Procedure of Creating and Using Reserves

The Company shall create the following reserves:

- securities placement devaluation reserve;
- doubtful debt reserves (on a quarterly basis);
- a reserve for the reduction of the value of stocks of materials and capital equipment (as of the end of the year under report);
- contingent liabilities reserve.

A contingent liability is evaluated by selection from an interval of values. The arithmetic mean of the maximum and minimum values of the interval shall be taken as the evaluation result.

The procedure of reserves formation is regulated by the methodological instructions on formation of reserves.

2.13. State Aid Accounting Procedure

Budgetary funds (subventions, subsidies) shall be recognized in accounting as monetary funds and resources other than monetary funds are actually received.

The procedure of budgetary funds accounting is set forth in the methodological instructions on accounting of special-purpose funding.

2.14. Financial Investment Accounting Procedure

For the purposes of accounting, financial investment shall be classified by types of investment and its term.

In case of sale or other withdrawal (including retirement of securities), withdrawn issued securities shall be evaluated by the method of the value of the securities that are acquired first (FIFO), while withdrawn non-issued securities shall be evaluated according to the actual value of each of the securities.

By the term, investment can be divided into:
- long-term investment - investment made with the intention of gaining an income more than 12 months after the reporting date, if its repayment period exceeds 12 months after the reporting date;
- short-term investment:
- investment made without the intention of gaining an income more than 12 months;
- investment, the established repayment period of which does not exceed 12 months after the reporting date;
- securities acquired for resale, irrespective of their retirement time.

Long-term financial investment is to be transferred to short-term investment:
- due to a change in the intentions of gaining an income during the next 12 months after the reporting date;
- if the period before its repayment becomes not more than 12 months after the reporting date.

Short-term financial investment, the established repayment period of which exceeds 12 months after the reporting date, is to be transferred to long-term investment (to the respective control account) in case of a change in the initial intention of gaining an income for not more than 12 months after the reporting date.

The term of investment shall be evaluated by the official (unit) appointed by the order of the manager of the Company and shall be recorded in the document handed over to the accountants' office according to the form established by the Organization.

For debt securities, the difference between the sum total of actual expenses for acquisition of the security and its face value is not included in the financial results.

The financial investment accounting procedure is regulated by the Methodological Instructions on Financial Investment Accounting.

BALANCE SHEET

		Codes
	Form No.1 under OKUD	0710001
as of June 30, 2003	Date (year, month, day)	
Organization: **OJSC North-West Telecom**	under OKPO	01166228
Taxpayer Identification Number	TIN	7808020593
Area of business: **electric communication**	under OKDP	
Organizational & Legal form/Form of Ownership: **Joint-Stock Company**	under¬OKOPF/O KFS	47/34
Unit of measurement: **thousand roubles**	under OKEI	

ASSETS	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets (04,05)	110	115	63
patents, licenses, trade marks (service marks), other similar rights and assets	111	115	63
organization costs	112		
goodwill	113		
Fixed assets (01,02,03)	120	10 953 003	11 517 138
land plots and objects of nature management	121	4 178	4 195
buildings, machinery and equipment	122	9 698 767	10 218 938
Construction-in-process (07, 08, 16, 61)	130	1 208 435	770 076
Profitable investments in material values (03)	135		
property subject to leasing	136		
hired out property	137		
Long-term financial investments (06,82)	140	159 481	156 483
Investment in subsidiaries	141	76 204	76 204
Investment in associate companies	142	33 145	33 145
Investment in other companies	143	33 006	30 046
loans to organizations for over 12 months	144		
other long-term capital investments	145	17 126	17 088
Other non-circulating assets	150		35 592
TOTAL Section I	190	12 321 034	12 479 352
II. CURRENT ASSETS			
Stock	210	365 152	589 413
raw materials, materials and other similar values (10,12,13, 16)	211	205 362	224 301
livestock in breeding and feeding (11)	212		
expenditures in work-in-process ¬(turnover costs) (20,21,23,29,30,36,44)	213	788	1 644
finished products and goods for resale (16,40,41)	214	11 111	10 208
shipped goods (45)	215		
deferred expenses (31)	216	147 891	353 260
other stock and expenses	217		
Value added tax on acquired values (19)	220	407 099	380 519
Accounts receivable (expected in over 12 months after the reporting date)	230	16 677	20 713
buyers and customers (62,76,82)	231		93
notes receivable (62)	232		
debts of subsidiary and associate companies (78)	233		
advances distributed (61)	234		60
other debtors	235	16 677	20 560
Accounts receivable (expected within 12 months after the reporting date)	240	1 476 286	1 848 172
buyers and customers (62,76,82)	241	977 149	1 105 592
notes receivable (62)	242	1 800	1 800
debts of subsidiary and associate companies (78)	243		
debts of participants (founders) by contributions to the authorized capital (75)	244		
advances distributed (61)	245	321 551	517 544

other debtors	246	175 786	223 236
Short-term financial investments (56,58,82)	250	12 959	12 500
loans to organizations for less than 12 months	251		
own shares purchased from the shareholders	252		
other short-term capital investments	253		
Monetary funds	260	338 834	340 999
cash on hand (50)	261	4 928	6 009
settlement accounts (51)	262	313 311	271 677
currency accounts (52)	263	574	612
other monetary funds (55, 56, 57)	264	20 021	62 701
Other current assets	270		
TOTAL Section II	290	2 617 007	3 192 316
BALANCE (sum of lines 190 + 290)	300	14 938 041	15 671 668

LIABILITIES	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized capital (85)	410	937 940	937 940
Added capital (87)	420	6 941 473	6 933 956
Reserve capital (86)	430	29 375	46 897
reserve funds formed in accordance with the laws	431	29 375	46 897
reserve funds formed in accordance with the by-laws	432		
Social Fund (88)	440		
Target financing and proceeds (96)	450	2 964 896	2 878 032
Retained profit for previous years (88)	460		
Uncovered loss for previous years (88)	465		
Retained profit for the year under report (88)	470		644 701
Uncovered loss for the year under report (88)	475		
TOTAL Section III	490	10 873 684	11 441 526
IV. LONG-TERM LIABILITIES			
Loans and credits (92,95)	510	434 622	98 676
loans from banks to be repaid in over 12 months after the reporting date	511	17 383	20 606
borrowings to be repaid in over 12 months after the reporting date	512	417 239	78 070
Other long-term liabilities	520	906 825	742 690
TOTAL Section IV	590	1 341 447	841 366
V. SHORT-TERM LIABILITIES			
Loans and credits (90,94)	610	579 006	1 140 383
loans from banks to be repaid within 12 months after the reporting date	611	208 946	435 748
borrowings to be repaid within 12 months after the reporting date	612	370 060	704 635
Accounts payable	620	2 063 014	2 095 750
suppliers and contractors (60,76)	621	909 841	904 052
notes payable (60)	622		
debts to subsidiary and associate companies (78)	623		
wage arrears (70)	624	56 065	136 241
indebtedness to state out-of-the-budget funds (69)	625	28 269	72 700
budgetary indebtedness (68)	626	246 658	200 825
advances received (64)	627	363 589	326 167
other creditors	628	458 592	455 765
Indebtedness to participants (founders) on income payment (75)	630	50 557	109 468
Deferred income (83)	640	30 333	43 175
Reserves for forthcoming costs (89)	650		
Other short-term liabilities	660		
TOTAL Section V	690	2 722 910	3 388 776
BALANCE (sum of lines 490 +590 +690)	700	14 938 041	15 671 668

STATEMENT OF VALUABLES ACCOUNTED ON OFF-BALANCE ACCOUNTS

Index	**Line code**	**As of the beginning of the period under report**	**As of the end of the period under report**
1	2	3	4
Leased fixed assets (001)	910	628 585	726 921
including those under leasing	911	186 996	265 974
Inventories accepted for custody (002)	920	19 918	18 238
Equipment accepted for installation	922	14 411	15 145
Goods accepted for commission (004)	930	539	209
Insolvent debtors' indebtedness written-off to loss (007)	940	347 181	519 146
Received liability and payment collaterals (008)	950		
Collaterals of liabilities and payments issued (009)	960	492 112	102 557
Wear of residential fund (014)	970	6 865	8 392
Wear of external improvements and other similar facilities (015)	980	2 657	2 840
Strict accounting forms	990	3 415	3 889
Leased out fixed assets	991	18 219	24 473
Economic implements	992	30 844	32 284
Funds for payment for communication services	993	4 099	4 864

Profit and Loss Report

		Codes
	Form No.2 under OKUD	0710002
for **the 1st half of the year 2003**	Date (year, month, day)	
Organization: **OJSC North-West Telecom**	under OKPO	01166228
Taxpayer Identification Number	TIN	7808020593
Area of business: **electric communication**	under OKDP	
Organizational & Legal form/Form of Ownership: **Joint-Stock Company**	under¬OKOPF/OKFS	47/34
Unit of measurement: **thousand roubles**	under OKEI	

for shipment

Index	Line code	For the period under report	For the same period of the previous year
1	2	3	4
I. Income from and expenses for normal activities			
(Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)	010	5 651 258	4 698 747
including that from the sales: of communication services	011	5 485 943	4 594 717
Prime cost of sold goods, products, works and services	020	(4 168 056)	(3 452 768)
Gross profit	029	4 100 255	3 291 249
Commercial expenses	030		
Management expenses	040		
Profit (loss) from sales (lines (010-020-030-040))	050	1 483 202	1 245 979
II. Operating income and expenses			
Interest receivable	060	3 951	2 279
Interest payable	070	(85 824)	(44 975)
Income from participation in other organizations	080	316	16
Other operating income	090	164 110	68 045
Other operating expenses	100	(486 637)	(558 703)
III. Income and expenses from sources other than sales			
Income from sources other than sales	120	132 807	79 500
Expenses for purposes other than sales	130	(356 904)	(316 756)
Profit (loss) before taxes¬(lines 050 + 060 - 070 + 080 + 090 - 100 +120 -130)	140	855 021	475 385
Tax on profit, and other similar obligatory fees	150	(209 869)	(213 544)
Profit (loss) from normal activities	160	645 152	261 844
IV. Extraordinary income and expenses			
Extraordinary income	170		
Extraordinary expenses	180	(451)	(7)
Net profit (retained profit (loss) of the period under report) (lines (160 + 170 - 180))	190	644 701	261 834

Explanation of profit and loss items

Index	Line code	For the period under report		For the same period of the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties and forfeits, acknowledged, or with a court (arbitration) recovery award	210	3 203	(1 271)	3 934	(830)
Profit (loss) of previous years	220	21 361	(21 906)	19 341	(25 923)
Indemnification for losses inflicted by failure to fulfil or to fulfil duly the obligations	230	6 943	(3 334)	1 062	(100)
Exchange rates of foreign currency transactions	240	88 968	(99 661)	9 026	(133 052)
Reduction of inventory cost as of the end of the period under report	250				

Writing off accounts receivable and payable with expired limitation period	260	1 950	(306)	554	(2 282)

MINUTES NO. 02-03
OF THE ANNUAL GENERAL MEETING
OF SHAREHOLDERS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM

Saint Petersburg

23 June 2003
MINUTES No. 02-03
of the Annual General Meeting
of shareholders
of the Open Joint-Stock Company
North-West Telecom

Place of holding: 14, Sinopskaya naberezhnaya, St. Petersburg, Russia

Time of holding: June 23, 2003 at 13:00 (starting time of registration 11:00)

Chairperson of the Meeting: Alexandr Abramovich Sysoyev - General Manager of OJSC North-West Telecom

Head of the Secretariat of the Meeting: Nikolay Gennadyevich Bredkov

Presidium: V.E. Belov, Yu.A. Bilibin, A.V. Ikonnikov, I.M. Ragozina, I.I. Rodionov, A.A. Sysoyev, V.N. Yashin

Number of shareholders registered for participation in the annual General Meeting of the shareholders and their representatives taking into account the absentee voting shareholders - **985**

AGENDA

1. **Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2002).**
2. **Determining the amount of the dividend for 2002, the method and timing of dividend payment for shares of each category (type)**
3. **Electing the Members of the Company's Board of Directors.**
4. **Electing the Members of the Company's Auditing Committee.**
5. **Approving the Company's Auditor for the year 2003.**
6. **Approving the Company's Articles of Association in the new version.**
7. **Approving the Provisions on the General Meeting of the Company's Shareholders in the new version.**
8. **Determining the amount of remuneration for Members of the Board of Directors of the Company.**

SPEAKER: Chairman of the Meeting A.A. Sysoyev

A.A. Sysoyev greeted those attending the meeting and said that a Company's duty was to hold the general meeting of the shareholders annually in compliance with the Articles of Association.

In compliance with the Provisions on the General Meeting of the Company's Shareholders, **Alexandr Abramovich Sysoyev**, General Manager of OJSC North-West Telecom, is the Chairman of the Meeting.

A Secretariat consisting of six persons ensures holding the meeting. The Secretariat is headed by **Nikolay Gennadyevich Bredkov**.

In compliance with article 56 of the Federal Law On Joint-Stock Companies, the duties of the Returning Board are performed by CJSC Registrator-Svyaz, the Company's registrar.

The total number of floated voting shares of the Company is **735,917,222,** except for those acquired (redeemed) by the Company.

As of **01-00 p.m.**, **945** shareholders and their authorized representatives holding **601,389,982** votes all in all were registered.

The number of votes held by Members of the Board of Directors or officials of the Company's management bodies is **1,704,662;**

The number of votes held by the shareholders entitled to vote in respect of issues Nos. 1, 2, 3, 5, 6, 7, and 8 of the agenda of the meeting is **601,389,982,** or **81.72 per cent** of the total number of floated voting shares of the Company, except for the voting shares acquired (redeemed) by the Company;

The number of votes held by the shareholders entitled to vote in respect of issue No. 4 of the agenda of the meeting (Electing the Auditing Committee of the Company) is **601,394,127 ,** or **81.91 per cent** of the total number of floated voting shares of the Company, except for the shares acquired (redeemed) by the Company and except for the voting shares held by Members of the Board of Directors or officials of the Company's management bodies.

The quorum for taking decisions on issues Nos. 1, 2, 3, 5, 6, 7, and 8 of the agenda of the meeting is ensured by participation of the shareholders holding all in all over **50 per cent** of the total number of floated voting shares of the Company, except for the voting shares acquired (redeemed) by the Company.

The quorum for taking a decision on issue No. 4 (Electing the Auditing Committee of the Company) is ensured by participation of the shareholders holding all in all **over 50 per cent** of the total number of floated voting shares of the Company, except for the shares acquired (redeemed) by the Company and except for the voting shares held by Members of the Board of Directors or officials of the Company's management bodies.

Thus, there is the quorum for taking decisions on all issues of the agenda of the annual general meeting of the shareholders of OJSC North-West Telecom.

<u>On the first issue of the agenda:</u>

APPROVING THE ANNUAL REPORT, ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNT) OF THE COMPANY, AS WELL AS PROFIT DISTRIBUTION, INCLUDING THAT FOR PAYMENT OF DIVIDEND, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2002).

SPEAKER:

1. **Alexandr Abramovich Sysoyev**, General Manager of the Company
   (A.A. **Sysoyev's speech is enclosed in Appendix No.1)**

2. Co-speaker: **Alexey Vladimirovich Shalagin** - Deputy General Manager - Manager in charge of Economics and Finance
   (A.V. **Shalagin's speech is enclosed in Appendix No.2)**

PARTICIPANTS OF DEBATE:

Shareholder Igor Valeryevich Zinichev (the text of the speech is enclosed in Appendix No. 3);

Shareholder Ivan Anatolyevich Smirnov (the text of the speech is enclosed in Appendix No. 3);

Shareholder Sergey Mikhailovich Moiseyev (the text of the speech is enclosed in Appendix No. 3);

Shareholder Vladimir Nikolayevich Alexeyev (the text of the speech is enclosed in Appendix No. 3);

THERE HAVE BEEN QUESTIONS FROM:

I.L. Rudich, shareholder;

K.A. Chistostupova, shareholder;

I.A. Shulga, shareholder;

I.A. Smirnova, shareholder;

P.A. Churkina, shareholder;

M.I. Ofman, shareholder;

I.S. Kvachev, shareholder;

A.A. Taroev, shareholder;

P.I. Netupsky, V.P. Konovalenko, Cheryl Ann Seagsby, shareholders.

THE QUESTIONS HAVE BEEN ANSWERED BY:

Alexandr Abramovich Sysoyev - General Manager of OJSC North-West Telecom;

A.V. Shalagin - Deputy General Manager - Manager in charge of Economics and Finance;

V.N. Yashin - Chairperson of the Board of Directors of OJSC North-West Telecom, General Manager of OJSC Svyazinvest

MOTION FOR VOTING:

1. APPROVING THE ANNUAL REPORT, ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNTS) OF THE COMPANY, AS WELL AS PROFIT DISTRIBUTION, INCLUDING THAT FOR PAYMENT OF DIVIDEND, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2002).

BASIC AREAS OF DISTRIBUTING RETAINED PROFIT, PLANNED FOR THE YEAR 2003

No.	Indices	Unit of measurement	2003
			Plan
1.	***Free balance of retained profit of past years as of 01.01.03 to be distributed.***	thousand roubles	278 443
	Areas of using it:		
a)	for cover of losses	thousand roubles	0
b)	to increase the authorized capital in respect of the retained profit of past years	thousand roubles	278 443

2.	***Retained profit for the year under report***	thousand roubles	327 264
	Basic areas of using the retained profit of the year under report:		
a)	for cover of losses of past years	thousand roubles	0
b)	for reserve formation in % of net profit	thousand roubles %	17 522 5,4
c)	for the formation of a specialized joint stock fund of the Company's employees (if such a formation is provided for by the incorporation documents) in % of net profit	thousand roubles %	0 -
d)	for payment of dividend in % of net profit	thousand roubles %	75 382 23,0
e)	to increase the authorized capital in respect of the retained profit of the year under report in % of net profit	thousand roubles %	234 360 71,6

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the first issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the first issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

On the second issue of the agenda:

DETERMINING THE AMOUNT OF THE DIVIDEND FOR 2002, THE METHOD AND TIMING OF DIVIDEND PAYMENT FOR SHARES OF EACH CATEGORY (TYPE)

SPEAKER: Alexey Vladimirovich Shalagin - Deputy General Manager - Manager in charge of Economics and Finance

The speaker said that, in compliance with clause 8.2 of the Company's Articles of Association, the amount paid as dividend per type A preferred share is established as 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of shares that make 25 per cent of the Company's authorized capital. Net

profit is determined according to the results of the year 2002. According to the accounts and reports, the Company completed the year 2002 with a net profit of 327,264,000 roubles. Then, the speaker said that, according to the profit distribution proposed for approval by the meeting of the shareholders and proceeding from the dividend determination procedure established by the Articles of Association, the Company's Board of Directors recommends that the general meeting of the shareholders pay the dividend for the year 2002 in the amount of 14.0 kopecks per type A preferred share and 6.4 kopecks per common share.

In compliance with the active laws of RF and the Company's Articles of Association, it is suggested that the general meeting of the shareholders:

- determine the dividend for the year 2002 in the amount of 6.4 kopecks per common share and in the amount of 14.0 kopecks per type A preferred share;
- approve the monetary method of dividend payment;
- establish the dividend payment time from 15th August 2003 till 31st December 2003 for common and type A preferred shares.

The dividend payment procedure will be determined additionally and will be published in the newspaper Izvestiya and on the Company's Internet site.

PARTICIPANTS OF DEBATE:

Shareholder Klavdiya Alexandrovna Chistostupova (the text of the speech is enclosed in Appendix No. 3);
Shareholder Pavel Alexandrovich Churkin (the text of the speech is enclosed in Appendix No. 3);
Shareholder Ivan Anatolyevich Smirnov (the text of the speech is enclosed in Appendix No. 3);
Shareholder Alexandr Alexandrovich Taroyev (the text of the speech is enclosed in Appendix No. 3);
Shareholder Yaroslav Gritsko, representative of CJSC IK Univer (the text of the speech is enclosed in Appendix No. 3).

THERE HAVE BEEN QUESTIONS FROM:

I.S. Kvachev, shareholder;

A.G. Barakov, shareholder;

I.A. Shulga, shareholder;

V.V. Smirnova, shareholder;

I.A. Smirnov, shareholder;

THE QUESTIONS HAVE BEEN ANSWERED BY:

Alexandr Abramovich Sysoyev - General Manager of OJSC North-West Telecom

MOTION FOR VOTING:

2. DIVIDEND FOR THE YEAR 2002 SHALL BE PAID:

2.1. FOR TYPE A PREFERRED SHARES IN THE AMOUNT OF 0.140 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15TH AUGUST 2003 TILL 31ST DECEMBER 2003;

2.2. FOR COMMON SHARES IN THE AMOUNT OF 0.064 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15TH AUGUST 2003 TILL 31ST DECEMBER 2003.

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the second issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the second issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

On the third issue of the agenda:

ELECTING MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS

SPEAKER: Antonina Alexeyevna Bondarenko, Secretary of the Board of Directors .

The speaker said that, under the Law of RF "On Joint-Stock Companies" and the Company's Articles of Association, the annual general meeting of the shareholders shall decide the issue of electing a new Board of Directors of the Company.

All motions in respect of proposing candidates were presented from shareholders who possessed all in all more than two per cent of the voting shares.

The Board of Directors considered and recognized as eligible the applications received by the Company from shareholders in respect of proposing candidates for the Board of Directors and took a decision to include the proposed candidates in the list of candidatures for voting in the election to the Company's Board of Directors at the annual general meeting of the shareholders.

The following list of candidates to the Board of Directors is presented to the shareholders (the list has been made up in the alphabetical order):

Full name of the candidate	Position of the candidate	Shareholder (group of shareholders) proposing the candidate
Dmitry Leonidovich Ankudinov	Vice-President, OOO "Renaissance Capital"	OJSC Svyazinvest (374172243 voting shares)
Vadim Yevgenyevich Belov	Deputy General Manager, OJSC Svyazinvest	OJSC Svyazinvest (374172243 voting shares)
Yury Alexandrovich Bilibin	Assistant General Manager, OJSC Svyazinvest	OJSC Svyazinvest (374172243 voting shares)
Maxim Viktorovich Bobin	Head of Legal department, NCH Advisors, Inc. Company (consulting)	Lindsell Enterprises Limited Company (46285849 voting shares)
Benjamin Stefan David Vilkening	Managing Director, AIG-Brunswick Capital Management Company	Stotter Limited Company (26182670 voting shares) Fractor Investments Limited (26648680 voting shares)
Alexandr Alexandrovich Gogol	Rector, Saint Petersburg State University of Telecommunications	OJSC Svyazinvest (374172243 voting shares)

James Nail	No data	Stotter Limited Company (26182670 voting shares)
Boris Viktorovich Yevseyev	Director, AIG-Brunswick Capital Management Company	Fractor Investments Limited Company (26648680 voting shares)
Yelena Viktorovna Zabuzova	Director of the Department for economic planning and budgeting, OJSC Svyazinvest	OJSC Svyazinvest (374172243 voting shares)
Alexandr Vyacheslavovich Ikonnikov	Director of Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors	Lindsell Enterprises Limited Company (46285849 voting shares) Stotter Limited Company (26182670 voting shares)
Eduard Yuryevich Kuleshov	Investments manager, AIG-Brunswick Capital Management Company	Fractor Investments Limited Company (26648680 voting shares)
Oleg Anatolyevich Lebedinets	No data	Lindsell Enterprises Limited Company (46285849 voting shares) Fractor Investments Limited Company (26648680 voting shares)
Dmitry Vladimirovich Levkovsky	Vice-President, NCH Advisors, Inc. Company (consulting)	Lindsell Enterprises Limited Company (46285849 voting shares)
Oleg Mikhaylovich Mikhaylov	Director of the Information Support Department of OJSC Svyazinvest	OJSC Svyazinvest (374172243 voting shares)
Oxana Valeryevna Petrova	Deputy Head of the Division, Department of corporate management, OJSC Svyazinvest	OJSC Svyazinvest (374172243 voting shares)
Irina Mikhailovna Ragozina	Manager of the Department of corporate management, OJSC Svyazinvest	OJSC Svyazinvest (374172243 voting shares)
Ivan Ivanovich Rodionov	Managing Director, AIG-Brunswick Capital Management Company	Stotter Limited Company (26182670 voting shares) Fractor Investments Limited Company (26648680 voting shares)
Sergey Vladimirovich Soldatenkov	General Manager, OJSC Megafon	OJSC Svyazinvest (374172243 voting shares)
Alexandr Abramovich Sysoyev	General Manager of OJSC North-West Telecom	OJSC Svyazinvest (374172243 voting shares)

Valery Nikolayevich Yashin	General Manager, OJSC Svyazinvest	OJSC Svyazinvest (374172243 voting shares)

PARTICIPANTS OF DEBATE:
Shareholder Alexandr Alexandrovich Taroyev (the text of the speech is enclosed in Appendix No. 3);
Shareholder Vladimir Nikolayevich Alexeyev (the text of the speech is enclosed in Appendix No. 3);

THERE HAVE BEEN QUESTIONS FROM:
I.L. Rudich, shareholder;

THE QUESTIONS HAVE BEEN ANSWERED BY:
Alexandr Abramovich Sysoyev - General Manager of OJSC North-West Telecom

MOTION FOR VOTING:
3. THE COMPANY'S BOARD OF DIRECTORS SHALL BE ELECTED FROM THE FOLLOWING LIST:

Dmitry Leonidovich Ankudinov
Vadim Yevgenyevich Belov
Yury Alexandrovich Bilibin
Maxim Viktorovich Bobin
Benjamin Stefan David Vilkening
Alexandr Alexandrovich Gogol
James Nail
Boris Viktorovich Yevseyev
Yelena Viktorovna Zabuzova
Alexandr Vyacheslavovich Ikonnikov
Eduard Yuryevich Kuleshov
Oleg Anatolyevich Lebedinets
Dmitry Vladimirovich Levkovsky
Oleg Mikhaylovich Mikhaylov
Oxana Valeryevna Petrova
Irina Mikhailovna Ragozina
Ivan Ivanovich Rodionov
Sergey Vladimirovich Soldatenkov
Alexandr Abramovich Sysoyev
Valery Nikolayevich Yashin

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the third issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the third issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.
According to clause 4, article 66 of the Federal Law On Joint-Stock Companies, the candidates receiving most of the votes shall be considered as elected to the Board of Directors of the

Company.

On the fourth issue of the agenda:

ELECTING THE MEMBERS OF THE COMPANY'S AUDITING COMMITTEE

SPEAKER: Antonina Alexeyevna Bondarenko, Secretary of the Board of Directors.

The speaker said that, under the Law of RF "On Joint-Stock Companies" and the Company's Articles of Association, the annual general meeting of the shareholders shall decide the issue of electing a new Auditing Committee.

The Board of Directors of OJSC North-West Telecom considered the motions in respect of proposing candidates to the Auditing Committee of the Company, received from the shareholders holding all in all over two per cent of voting shares, and decided to include the following candidates in the list of candidatures for the election to the Auditing Committee (the list has been made up in the alphabetical order):

Full name of the candidate	Position of the candidate	Shareholder (group of shareholders) proposing the candidate
Sergey Ivanovich Alekhin	Leading specialist of the Internal audit Department, OJSC Svyazinvest	OJSC Svyazinvest (374172243 voting shares)
Konstantin Vladimirovich Belyaev	Chief Accountant, OJSC Svyazinvest	OJSC Svyazinvest (374172243 voting shares)
Irina Viktorovna Prokofyeva	Director of the Internal audit Department, OJSC Svyazinvest	OJSC Svyazinvest (374172243 voting shares)
Larisa Valeryevna Tareyeva	Leading Specialist of the Department of Direct Investment and Property of OJSC Svyazinvest	OJSC Svyazinvest (374172243 voting shares)

In compliance with clause 7, article 53 of Federal Law "On Joint-Stock Companies", the following extra candidates shall be added to the list of candidatures for voting in the election of the Company's Auditing Committee:

Full name of the candidate	Position of the candidate	Shareholder (group of shareholders) proposing the candidate

Andrey Yakovlevich Lang	Deputy Director in charge of economics and finance of OJSC North-West Telecom	Board of Directors of OJSC North-West Telecom
Mariya Leonidovna Pravdina	Head of the Investment department, OJSC North-West Telecom	Board of Directors of OJSC North-West Telecom
Natalia Vladimirovna Fedorova	Chief accountant of the Branch of OJSC North-West Telecom, Electrosvyaz of Pskov Oblast	Board of Directors of OJSC North-West Telecom

THERE HAVE BEEN QUESTIONS FROM:
V.P. Konovalenko, Cheryl Ann Seagsby, shareholders

THE QUESTIONS HAVE BEEN ANSWERED BY:
Alexandr Abramovich Sysoyev - General Manager of OJSC North-West Telecom

MOTION FOR VOTING:
4. THE AUDITING COMMITTEE OF THE COMPANY SHALL BE ELECTED ACCORDING TO THE PROPOSED LIST

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the fourth issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the fourth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Under clause 6, article 85 of the Federal Law On Joint-Stock Companies, shares belonging to Members of the Board of Directors or officials of the management bodies of OJSC North-West Telecom shall not participate in the voting during the election of the members of the Company's Auditing Committee.

On the fifth issue of the agenda:
APPROVING THE COMPANY'S AUDITOR FOR THE YEAR 2003

SPEAKER: Alexey Vladimirovich Shalagin - Deputy General Manager - Manager in charge of Economics and Finance

A.V. Shalagin noted that the audit of the Company's Russian accounts and reports and the audit according to the international auditing standards for the year 2002 are entrusted to ERNST & YOUNG VNESHAUDIT, a leading auditor in Russia. The Board of Directors of OJSC North-West Telecom proposes that the company ERNST & YOUNG VNESHAUDIT be approved as the auditor of OJSC North-West Telecom for **the year 2003.**

MOTION FOR VOTING:

5. THE COMPANY ERNST & YOUNG VNESHAUDIT SHALL BE APPROVED AS THE AUDITOR OF THE COMPANY FOR THE YEAR 2003

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the fifth issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the fifth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

On the sixth issue of the agenda:

APPROVING THE COMPANY'S ARTICLES OF ASSOCIATION IN THE NEW VERSION

SPEAKER: Nikolay Gennadyevich Bredkov, Deputy General Manager – Corporate Management Director.

The speaker told the shareholders that the state had continued the work aimed at making joint-stock companies more open and at protecting the rights of minority shareholders. For the period from the previous annual meeting, additions to the Federal Law "On Joint-Stock Companies" have taken effect, while the Federal Commission for Securities Market of Russia has approved several documents. These are Provisions on Extra Requirements for the Procedure of Preparing, Convoking and Holding the General Meeting of the Shareholders and the Code of Corporate Behaviour. The introduction of these documents has made it necessary to make extra amendments in the Articles of Association, which has become a prerequisite for making up the new version.

The speaker familiarized the shareholders in detail with the basic amendments introduced to the new version of the Articles of Association and said that the Board of Directors had considered the proposed version of the Articles of Association and presented it for approval by the general meeting of the shareholders.

MOTION FOR VOTING:

6. THE COMPANY'S ARTICLES OF ASSOCIATION IN THE NEW VERSION SHALL BE APPROVED

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the sixth issue of the Agenda.

In compliance with clause 4, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the sixth issue of the agenda is taken by the majority of votes of three quarters of the votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

On the seventh issue of the agenda:

APPROVING THE PROVISIONS ON THE GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS IN THE NEW VERSION

SPEAKER: Nikolay Gennadyevich Bredkov, Deputy General Manager – Corporate Management Director.

The speaker told the shareholders that in February this year the Federal Commission for Securities Market introduced amendments and additions to the Provisions on Extra Requirements for the Procedure of Preparing, Convoking and Holding the General Meeting of the Shareholders. As the amendments to the Provisions proved to be quite large, it became necessary to make up a new version of the "Provisions on the General Meeting of the Shareholders".
The Board of Directors considered the proposed version of the "Provisions on the General Meeting of the Shareholders" of OJSC North-West Telecom and presented it for approval by the annual general meeting of the shareholders.

MOTION FOR VOTING:

7. THE PROVISIONS ON THE GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS SHALL BE APPROVED IN THE NEW VERSION

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the seventh issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the fourth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

On the eighth issue of the agenda:

DETERMINING THE AMOUNT OF REMUNERATION TO MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS

SPEAKER: Vladimir Nikolayevich Vorozheykin, Personnel Management Director

The speaker told the shareholders that when the new documents already considered by the meeting were being prepared, the attention of the Board of Directors was concentrated on creating a single approach towards the system of Company's bodies remuneration. During the introduction of that system, concrete proposals for use and recommendations were prepared. The Committee for Reporting and Remuneration at the Board of Directors, headed by Member of the Board of Directors I.I. Rodionov, considered and approved proposals on remuneration and compensation to Members of the Board of Directors, which are presented for approval by the annual general meeting of the shareholders.

PARTICIPANTS OF DEBATE:

Shareholders Cheryl Ann Seagsby and V.P. Konovalenko (the text of the speech is enclosed in Appendix No. 3);
Shareholder Igor Valeryevich Zinichev (the text of the speech is enclosed in Appendix No. 3);
Shareholder Sergey Mikhailovich Moiseyev (the text of the speech is enclosed in Appendix No. 3);
Shareholder Tatyana Dmitriyevna Kosarskaya (the text of the speech is enclosed in Appendix No. 3);

Shareholder Vladimir Nikolayevich Petrov (the text of the speech is enclosed in Appendix No. 3);
Shareholder Vladimir Nikolayevich Alexeyev (the text of the speech is enclosed in Appendix No. 3);

THERE HAVE BEEN QUESTIONS FROM:

V.P. Konovalenko, Cheryl Ann Seagsby, shareholders;

P.V. Rudina, shareholder.

THE QUESTIONS HAVE BEEN ANSWERED BY:

Alexandr Abramovich Sysoyev - General Manager of OJSC North-West Telecom

MOTION FOR VOTING:

8. THE STANDARDS OF DEDUCTIONS FOR CALCULATION OF THE REMUNERATION TO MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY SHALL BE DETERMINED ACCORDING TO THEIR TERM OF OFFICE:

- ☐ **QUARTERLY – TO EACH MEMBER OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.0062% OF THE COMPANY'S PROCEEDS FROM SALES OF GOODS, PRODUCTS, JOBS OR SERVICES FOR THE REPORTING QUARTER ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS;**
- ☐ **ANNUAL – FOR ALL MEMBERS OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.4% OF THE NET PROFIT FOR THE YEAR UNDER REPORT ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS.**

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the eighth issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the eighth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

As of the start of counting the votes, **985** shareholders and their authorized representatives holding **649,885,643** votes all in all were registered.

Chairman of the Meeting A.A. Sysoyev announced a 45 minutes' break for voting on the issues of the Agenda of the Meeting and for summing up the results of voting on the issues of the Agenda of the Meeting.

Ivan Vladimirovich Maximov, a representative of the Returning Board, announced the voting results and the decisions taken.

1. Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2002). ______________________________

Voting results (ballot No.1)

613,991,412 votes participated in the voting, among them ballots containing all in all **2,257,131** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the second issue of the agenda
IN FAVOUR	**597 808 384**	**91,99**
AGAINST	**246 829**	**0,04**
ABSTENTIONS	**13679 068**	**2,10**

Based on the results of voting on the first issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

1. TO APPROVE THE ANNUAL REPORT, ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNTS) OF THE COMPANY, AS WELL AS PROFIT DISTRIBUTION, INCLUDING THAT FOR PAYMENT OF DIVIDEND, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2002).

2. Determining the amount of the dividend for 2002, the method and timing of dividend payment for shares of each category (type)

Voting results (ballot No.1)

613,986,848 votes participated in the voting, among them ballots containing all in all **1,538,891** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the second issue of the agenda
IN FAVOUR	**598 426 064**	**92.08**
AGAINST	**409 585**	**0,06**
ABSTENTIONS	**13 612 308**	**2,09**

Based on the results of voting on the second issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

2. DIVIDEND FOR THE YEAR 2002 SHALL BE PAID:

2.1. FOR TYPE A PREFERRED SHARES IN THE AMOUNT OF 0.140 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15TH AUGUST 2003 TILL 31ST DECEMBER 2003;

2.2. FOR COMMON SHARES IN THE AMOUNT OF 0.064 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15TH AUGUST 2003 TILL 31ST DECEMBER

2003.

3. Electing the Members of the Company's Board of Directors.

Voting results (ballot No.2)

7,135,760,027 votes participated in the voting, among them ballots containing all in all **66,714,065** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the first issue of the agenda
IN FAVOUR	**7 067 314 111**	**98,86**
AGAINST	**322 751**	**0,00**
ABSTENTIONS	**1 409 100**	**0,02**

No.	Full name of the candidate	Number of votes
1	Ivan Ivanovich Rodionov	**667 666 598**
2	Alexandr Vyacheslavovich Ikonnikov	**664 242 710**
3	Valery Nikolayevich Yashin	**661 172 706**
4	Oleg Anatolyevich Lebedinets	**651 950 257**
5	Alexandr Alexandrovich Gogol	**607 728 554**
6	Sergey Vladimirovich Soldatenkov	**605 508 991**
7	Irina Mikhailovna Ragozina	**603 424 803**
8	Yury Alexandrovich Bilibin	**601 683 077**
9	Vadim Yevgenyevich Belov	**600 848 080**
10	Dmitry Vladimirovich Levkovsky	**588 568 650**
11	Alexandr Abramovich Sysoyev	**533 209 930**
12	Maxim Viktorovich Bobin	**274 069 229**
13	Yelena Viktorovna Zabuzova	**1 161 595**
14	Dmitry Leonidovich Ankudinov	**727 308**
15	Oleg Mikhaylovich Mikhaylov	**598 732**
16	Oxana Valeryevna Petrova	**541 901**
17	Benjamin Stefan David Vilkening	**517 459**
18	Eduard Yuryevich Kuleshov	**483 048**
19	Boris Viktorovich Yevseyev	**474 131**
20	James Nail	**461 416**

Based on the results of voting on the third issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

3. **TO ELECT THE BOARD OF DIRECTORS WITH THE FOLLOWING MEMBERS:**

1. Ivan Ivanovich Rodionov
2. Alexandr Vyacheslavovich Ikonnikov

3. Valery Nikolayevich Yashin
4. Oleg Anatolyevich Lebedinets
5. Alexandr Alexandrovich Gogol
6. Sergey Vladimirovich Soldatenkov
7. Irina Mikhailovna Ragozina
8. Yury Alexandrovich Bilibin
9. Vadim Yevgenyevich Belov
10. Dmitry Vladimirovich Levkovsky
11. Alexandr Abramovich Sysoyev

4. Electing the Members of the Company's Auditing Committee.

Voting results (ballot No.3)

647,633,491 votes participated in the voting, among them ballots containing all in all **1,664,714** votes having been considered as invalid.

Full name of the candidate	Number of votes		
	Pro	Contra	Abstentions
Natalia Vladimirovna Fedorova	**630 949 456**	**210 309**	**14 631 321**
Konstantin Vladimirovich Belyaev	**630 682 843**	**254 731**	**14 659 294**
Andrey Yakovlevich Lang	**630 790 611**	**156 784**	**14 654 176**
Mariya Leonidovna Pravdina	**630 756 380**	**197 590**	**14 653 653**
Irina Viktorovna Prokofyeva	**630 774 487**	**141 828**	**14 679 387**
Larisa Valeryevna Tareyeva	**630 785 844**	**129 170**	**14 682 681**
Sergey Ivanovich Alekhin	**630 709 460**	**238 466**	**14 686 719**

Based on the results of voting on the fourth issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

4. TO ELECT THE AUDITING COMMITTEE OF THE COMPANY WITH THE FOLLOWING MEMBERS:

1. Natalia Vladimirovna Fyodorova
2. Andrey Yakovlevich Lang
3. Larisa Valeryevna Tareyeva
4. Irina Viktorovna Prokofyeva
5. Mariya Leonidovna Pravdina
6. Sergey Ivanovich Alekhin
7. Konstantin Vladimirovich Belyaev

5. Approving the Company's Auditor for the year 2003.

Voting results (ballot No.4)

647,886,866 votes participated in the voting, among them ballots containing all in all **1,496,766** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the fourth issue of the agenda
IN FAVOUR	**632 422 251**	**97,31**
AGAINST	**245 792**	**0,04**
ABSTENTIONS	**13 722 057**	**2,11**

Based on the results of voting on the fifth issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

5. The auditing company ERNST & YOUNG VNESHAUDIT shall be approved as the auditor of the Company for the year 2003.

6. Approving the Company's Articles of Association in the new version.

Voting results (ballot No.4)

647,886,247 votes participated in the voting, among them ballots containing all in all **13,620,727** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the fourth issue of the agenda
IN FAVOUR	**620 264 652**	**95,44**
AGAINST	**194 753**	**0,03**
ABSTENTIONS	**13 806 115**	**2,12**

Based on the results of voting on the sixth issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

6. TO APPROVE THE COMPANY'S ARTICLES OF ASSOCIATION IN THE NEW VERSION.

7. Approving the Provisions on the General Meeting of the Company's Shareholders in the new version.

Voting results (ballot No.4)

647,886,107 votes participated in the voting, among them ballots containing all in all **1,490,889** votes having been considered as invalid.

	Voting results

	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the fifth issue of the agenda
IN FAVOUR	**632 386 924**	**97,31**
AGAINST	**172 509**	**0,03**
ABSTENTIONS	**13 835 785**	**2,13**

Based on the results of voting on the seventh issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

7. TO APPROVE THE PROVISIONS ON THE GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS IN THE NEW VERSION.

8. Determining the amount of remuneration for Members of the Board of Directors of the Company.

Voting results (ballot No.4)

647,258,907 votes participated in the voting, among them ballots containing all in all **80,845,550** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the eighth issue of the agenda
IN FAVOUR	**461 538 754**	**71,02**
AGAINST	**1 642 616**	**0,25**
ABSTENTIONS	**103 231 987**	**15.88**

Based on the results of voting on the eighth issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

8. TO DETERMINE THE STANDARDS OF DEDUCTIONS FOR CALCULATION OF REMUNERATION TO MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY ACCORDING TO THEIR TERM OF OFFICE:

- **QUARTERLY – TO EACH MEMBER OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.0062% OF THE COMPANY'S PROCEEDS FROM SALES OF GOODS, PRODUCTS, JOBS OR SERVICES FOR THE REPORTING QUARTER ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS;**
- **ANNUAL – FOR ALL MEMBERS OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.4% OF THE NET PROFIT FOR THE YEAR UNDER REPORT ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS.**

Chairman of the meeting A.A. Sysoyev said that the shareholders were informed on the results of voting on the issues of the Agenda of the annual general meeting of the

shareholders and that the Decisions taken by the meeting were announced. The information on the results of the meeting will be published in the Izvestiya newspaper. A.A. Sysoyev announced that the annual general meeting of the shareholders of OJSC North-West Telecom was closed.

The meeting was closed at: 5-10 p.m.

A.A. Sysoyev, Chairman of the Meeting

N.G. Bredkov, Head of the Secretariat

7th July 2003

LIST OF APPENDICES TO MINUTES No. 02-03
OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
OF OJSC NORTH-WEST TELECOM
23.06.2003

		Page
Appendix 1	Speech of **Alexandr Abramovich Sysoyev,** General Manager of the Company, on the first issue of the agenda	**20**
Appendix 2	Speech of **Alexey Vladimirovich Shalagin,** Deputy General Manager - Director in charge of Economics and Finance, on the first issue of the agenda	**27**
Appendix 3	Participation in the debate -on the first issue of the agenda -on the second issue of the agenda -on the third issue of the agenda -on the eighth issue of the agenda	**30**
Appendix 4	Quorum determination report	
Appendix 5	Report on voting results	
Appendix 6	Articles of Association of OJSC North-West Telecom (version 02-03)	
Appendix 7	Provisions on the General Meeting of the Shareholders of OJSC North-West Telecom (version 03-03)	

Appendix 1

Speech
of Alexandr Abramovich Sysoyev,
General Manager of OJSC North-West Telecom
on the first issue of the agenda

Dear Shareholders,
Ladies and Gentlemen,

Let me present to you a report on the operation of the open joint-stock company North-West Telecom in the year 2002. First of all I would like to briefly describe the state of the telecommunication industry in the Russian Federation and in its Northwestern region.

The development rate of the telecommunication industry is constantly growing. According to estimates, in the three years to come, the volume of the Russian telecommunications market will be increasing by about 15% annually. The income of the industry for the year 2002 was 270 billion roubles and its further growth by 20-25% per year is forecasted. About a half of the industry's income is earned by telecommunication companies.

During the last year the infrastructure of the industry was actively developing. In 2002, over 50,000 km of cable and radio-relay communication lines, over 70,000 long-distance and international telephone channels, 3 MIO lines of fixed communication and over 12 MIO lines of mobile telephone communication were commissioned. The growth in the number of base telephone sets was 1.8 MIO units.

The North-Western region is one of the most well-developed telecommunication markets of the Russian Federation. It brings up to 16% of the income of the Russia's communication industry, though the area of the region is only 10% of the territory of the Russian Federation and its population makes 9.9% of the population of the Russian Federation. The region has the highest urbanization index in Russia: about 82% of the population live in towns and cities.

This circumstance has largely determined the high level of potential competition in the region. It is a demonstrative fact that the number of registered licenses in the segments of most highly profitable services, such as long-distance and international communication, telematic services and data transmission is rapidly growing. At the moment, the Company occupies about 60% of the communication services market.

Under such severe conditions of competition, our Company must develop dynamically, retaining its share of the highly profitable segments in the telecommunication market.

The year 2002 has become for the management and working team of the company the completing year of implementing the strategy of OJSC Svyazinvest in enlarging the regional telecommunication business in the North-West.

To ensure the said strategy, which has been aimed at increasing the capitalization and investment attractiveness of the Company, in 2002 the Company was tackling the following tasks:

Organizational tasks:

- completing the legal procedures of uniting the majority of independent traditional telecommunication operators of the North-West into a single company;
- restructuring the companies' businesses, and stock conversion;
- forming the management structure for the united Company;
- improving the Company's corporate management, and personnel training.

Production process tasks:

- upgrading and commissioning new lines and increasing as much as possible the equipped capacity;
- developing and building network equipment;
- preparing the time-based billing system for introduction;
- introduction of new extra services.

Financial and commercial tasks:

- increasing the profitability and expanding the range of Company's services;
- increasing Company's market capitalization;
- improving the rate policy and grounding it for the Ministry of Antimonopoly Policy of the Russian Federation.

Let me dwell on the listed areas of work.

On the 31st of October 2002, a merger of the leading telecommunication operators of the North-West on the basis of OJSC North-West Telecom took place. The united Company comprises nine branches. An extraordinary meeting of the shareholders held in November 2001 was dedicated to the issues of the merger. The meeting considered all key aspects of the process. Therefore, dear shareholders, let me touch upon just the basic points.

The work on the merger of the companies was led by a task group consisting of representatives of all uniting companies, OJSC Svyazinvest and consultants of CJSC Renaissance Capital. In April 2002, a managing structure of the united Company was created on the basis of OJSC PTN. At the same time, an offering circular was prepared and submitted for registration by the Federal Commission for the Securities Market. In October 2002, the offering circular was registered and, in compliance with the respective laws, the operation of the corporations – affiliated regional companies – was terminated. To ensure the operation of the Company as a new legal entity in the territory of the North-Western Federal District, new licenses were obtained (as well as supplements) for licensed areas of operation.

Thus, the united Company started the year 2003 as the largest participant of the telecommunication services market in the North-West.

During the year 2002, work was done to improve the Company's management structure, aimed at:

- improving the management efficacy;
- reducing the number of unprofitable structural units;
- optimizing the number of the personnel.

In the course of re-organization, the organizational structures of all units of branches and the Company on the whole were revised, which has made it possible to form an integral management structure of the Company. To use the maximum of the labour potential, the labour standards in use were studied and revised, job descriptions were corrected, and the employees' duties were defined in greater detail.

As a result, the official number of the Company's employees decreased by 819 persons in 2002 and, as of the start of the current year, amounted to 30,550.

Much was done to improve the skills and to provide personnel training. All in all, in 2002 more than 6,000 employees (20% of the personnel) underwent training in various educational institutions.

In 2002 the Company did much to develop its technological and production base. In spite of all difficulties of the merger process, the infrastructure of telephone networks has been actively developing. All branches of the Company fulfilled investment plans.

The capital investment amounted to 1.7 billion roubles. 1.3 billion roubles of them were invested in communication services development. The bulk of that amount (87%) was spent for the development of local telephone communication, and 8% were assigned for the construction of long-distance/international communication facilities. A part of the capital

investment (4.4%) was allocated for the development of extra communication services (Internet, IP-telephony, intelligent services).

In the year that has expired, 149,000 subscriber lines were introduced. The total installed capacity of the Company's telephone network exceeded 3.6 MIO lines, including about 3.4 MIO lines in the city telephone network.

We rank the 4th among inter-regional companies by this index.

In spite of the rapid rate of new capacity commissioning, there still is unsatisfied demand for installation of telephone lines. In the year 2002 about 100,000 new applications were received from people. All in all, as of the end of the year, the number of unsatisfied applications was 250,000. During the year, about 110,000 applications for connection to the telephone network were satisfied.

We consider network infrastructure updating as one of the most important tasks of the Company. In 2002, the share of digital exchanges of city telephone networks reached 39% (8.5% for rural telephone networks) of the total installed capacity.

A serious problem is the considerable share – over 9% (nine per cent) – of obsolete and worn step-by-step telephone exchanges, which must be replaced. Significant financial resources are required for the construction of new telephone exchanges; therefore, along with new construction, special attention was paid to increasing the percentage of enabling the capacity that is already in use. This index of the Company has been growing with each passing year, and it exceeded 94% in 2002. According to OJSC Svyazinvest, this is the best index among the seven inter-regional companies.

The infrastructure of long-range communications is in a much better condition. The digitalization level of AMTS (automatic long-distance telephone exchanges) is about 83%. In 2002 the length of main channels of OJSC North-West Telecom reached 1,900 km, and the length of intra-zone channels was over 2 MIO km. The growth of automatic channels in 2002 exceeded 1.5 thousand. In 2002 a number of measures were taken to improve the general and technical operation of long-distance and intra-zone communication facilities. Reliability of primary networks has been improved on intra-zone networks through the construction of optical and radio-relay transmission lines with arrangement of ring structures. The total installed capacity of the long-distance telephone exchanges (AMTS) of the Company exceeded 54,000 channels in the year 2002.

Over 8,000 payphones have been connected to the network of OJSC North-West Telecom. In 2002, issues of technical and organizational interaction in organizing the acceptance of a single payphone card were agreed upon with OJSC National Payphone Network. This is a promising technology, though it does require large investment for re-equipment of payphones. We are introducing such new payphone services as the incoming call and the possibility of using IP-telephony cards.

The Company emphasizes the development of extra types of services. OJSC North-West Telecom provides services of access to the Internet via dedicated and dial-up communication lines. In the year 2002 the number if Internet users exceeded 140,000. For the purpose of further development and a better quality of such services, the modem pools and channels were expanded using up-to-date equipment (made by Cisco, Motorola, Siemens and other producers) in 2002.

Company's branches provide a number of other up-to-date highly profitable services, such as: ISDN and intelligent communication network services. The latter include calls using a pre-paid telephone card, which has become quite popular among subscribers. The "800" code service and the "televoting" service are provided jointly with OJSC Rostelecom. We are planning an increase of investment in extra services, among other reasons, because their rates are not regulated by the state.

As the user's demand will be growing, we are planning to create a multiservice network that will be able to ensure transmission of multicomponent information (voice traffic, data, files) at high speeds.

Now, let me turn to the key financial and economic indices of the Company's operation in the year 2002. Proceeds from sales amounted to 10 billion 92 million roubles. Following the dynamics of the proceeds growth rate for the recent three years, an average annual growth of that index by 20-25% can be stated. The profitability of sales for the recent three years has been stably remaining at quite a high level of 25%.

The structure of proceeds is as follows: 45.7% are income from city telephone communication services, 45.4% are long-distance and international communication, and 2.3% are from rural communication services. The same share belongs to the income from new services.

Proceeds per employee in 2002 were 336,000 roubles, which is 30% higher than in 2001. OJSC North-West Telecom ranks the second among all inter-regional companies by this index and by profitability of sales.

Thus, the operation of OJSC North-West Telecom is characterized by a stable growth of economic efficiency indices.

Nevertheless, the Company's net profit of the year 2002 was 327 MIO roubles, which was much less than the profit of the year 2001 (704 MIO roubles). This was caused by making the doubtful debt reserve in 2002, the expenses for making which amounted to 792 MIO roubles, including the debt of previous years. The net profit of the year 2002 calculated without taking into account the doubtful debt reserve would amount to 975 MIO roubles, which is much more than in 2001.

Why was the doubtful debt reserve formed? The thing is that before the year 2002 the outstanding accounts receivable with undetermined probability of return were included in the profit on the accounting balance sheet. Taking into account the large amount of the accounts receivable, this significantly distorted the results of accounts and reports. So, a significant part of the profit existed only on paper and could not be actually received in the foreseeable future. Meanwhile, transparency and reliability of reporting is an integral and most important condition for the Company, which aspires to enter foreign markets of capital.

Thus, the formation of the doubtful debt reserve has made it possible both to ensure reliability of reports on the operation results and to essentially optimise the tax payments.

It is clear from what has been said how important the work with accounts receivable is for economic efficiency of the Company's operation.

Reducing the outstanding accounts receivable and taking in due time measures to recover the debt remains a most important reserve in improving the Company's performance. However, the problem of non-payments goes even beyond the bounds of the industry. The solution of the problem of timely payment depends on the economic policy at the state level, stabilization of finance and improvement of the taxation system.

The Company's accounts receivable as of 1st January 2003 were 2.17 billion roubles. In the year under report, the share of accounts receivable in the proceeds from sales somewhat decreased (by 0.4%) as compared to the year 2001. The debt for communication services as regards the proceeds decreased by 2.3%.

The Company is actively dealing with reducing the accounts receivable, and in 2002 it had the minimum growth of debt for communication services (9%) as compared to other inter-regional companies.

A significant part of accounts receivable (about 44%) is owed by the State Budget, which is not paying the compensation due to the Company for privileged rates for communication services for citizens covered by the laws "on veterans", "on the disabled"

and another 35 legislative acts.

The Company is paying serious attention to the work on reducing the accounts receivable. We cooperate with local Administrations and respective financial authorities, make contracts and agreements of allocating extra funding for reimbursement for expenses in connection with the granting of privileges, and actively work with claims and suits.

As is known, for natural monopolists (and OJSC North-West Telecom is one), the rate policy is determined by the state. Meanwhile, we are a joint-stock company and we must independently earn money for the support and development of our infrastructure. In the recent years, in connection with the development of Internet and IP-telephony services, the load on telephone networks has increased in an intolerable way. Besides updating and increasing the capacities of the network, which requires considerable costs, economic methods may serve as the main instrument of network load control. This means a well-grounded rate policy providing for payment for communication services in compliance with the consumed volumes.

In 2002 the Company did much to substantiate for the Ministry of Antimonopoly Policy the rates for local telecommunication services at the level ensuring, along with covering current costs, a certain share of the investment constituent. As a result, all branches of the Company increased the rates. On the average, the subscriber fee for the services of local telephone communication for the population increased by 15%. However, this is obviously insufficient. Thus, in the PTN branch alone, the rates for the population exceeded the prime cost of rendering the service only by a small amount during the year. In other branches of the company, the local communication rates have been lower than the prime cost (Kaliningrad, Cherepovets, Murmansk) or at the level of it until now.

We are associating certain hopes of an improved rates situation with introducing a time billing system. Here we must note that the State Duma of the Russian Federation has adopted the Law "On Communication", which provides subscribers with the possibility of choosing between methods of payment for communication services – subscriber fee or time billing. This will require a certain adjustment of the rate policy development strategy. We are planning to develop and substantiate for the Ministry of Antimonopoly Policy a number of rate plans providing for a differentiation of the subscriber fee for various groups of subscribers depending on the volume of telephone traffic created by them. Therefore, the introduction of the time-based billing system will remain topical under such legislative conditions.

I have already noted the importance of our entry to public financial capital markets. Let me dwell upon what has been done in this area in the year that has expired. In 2002 active development of the corporate bonds market started. In March 2002, the Federal Commission for the Securities Market registered the issue and in April of the same year documentary interest-bearing bonds of the Company worth of 300 MIO roubles, with the circulation period of 2 years, were floated. The volume of the issue being 300 MIO roubles, applications for an amount almost twice as large were received. Thus, the market has estimated Company's Bonds at their true worth. The funds gained from floating the first bonds issue were used to fund Company's investment projects.

In August of the current year we are planning to float the second issue of bonds worth of 1.5 billion roubles, with the circulation period of 4 years. The funds obtained from bonds floatation are expected to be used for re-financing Company's debt instruments and investment programmes. It should be noted that we are actively working on reducing the cost of borrowing funds through the issue of bonds. Thus, if the borrowing cost of the first bonds issue was 21% per annum, the borrowing cost of the second issue is to be at the level of 12% per annum.

The structure of the Company's stock capital is presented on the slide. In 2002 a significant increase in the volume of trading in shares of OJSC North-West Telecom at the RTS Stock

Exchange was observed, as well as in the number of transactions with Company's securities. Thus, the volume of trading in common shares in 2002 was about 6.3 MIO US dollars, which was 60% more than in 2001.

The average value of Company's common shares in 2002 was within 0.36-0.52 US dollars. The average value of preferred shares was within 0.19-0.27 US dollars. Capitalization of the united Company as of the end of 2002 was 303 (three hundred and three) MIO US dollars.

For the purpose of a further increase in the market capitalization, OJSC North-West Telecom is considering various options of passing the listing at western stock exchanges.

The efforts aimed at increasing capitalization and information opnenness of the financial and economic standing of the Company have resulted in the agency Standard & Poor's increasing the corporate management rating of the Company to 5.6, and at the beginning of the year 2003 the international credit rating was increased by two steps at once.

A few words about control on the side of the Board of Directors. As you know, dear shareholders, the composition of the Board of Directors reflects the shareholding structure of the Company. In the year under report, the Board of Directors was expanded to include 11 members all in all. It includes both representatives of the key shareholder (OJSC Svyazinvest) (7 Directors) and representatives of minority shareholders (4 Directors). Four committees have been formed at the Board of Directors (corporate management committee, corporate financing and investment committee, budget committee, and reporting and remuneration committee). It is a demonstrative fact that the committees were established only at the Board of Directors of OJSC North-West Telecom. The committees include shareholders of the Company, including those who are not its employees. All important decisions are taken only after they have been approved by the committees.

From 1st January till 31st December 2002 the Board of Directors of OJSC North-West Telecom held 23 meetings.

In 2002 the Board of Directors considered the following most significant issues: the budget for the year 2002 was approved; the status of the accounts receivable was considered and a decision was taken to make a doubtful debt reserve; the decision on the issue of extra shares was taken; recommendations were given as to the amount of dividend payment for the year 2002, and many other things were done.

The key tasks to be tackled by the Company in the future include:

- increasing the income and capitalization, and promoting the brand of the Company as the single operator in the North-West;
- optimizing the rate policy and grounding it for the Ministry of Antimonopoly Policy;
- updating and developing the network infrastructure;
- solving the problem of the telephone installation queue;
- labour productivity improvement and reduction of the number of the personnel; management structure improvement;
- expanding the range and volumes of extra services;

The united Company has vast opportunities for development. We possess the aggregate technical and creative potential of all the regional companies that have affiliated with it and we are capable of offering the entire range of telecommunication services to clients.

Nevertheless, it is important to understand that the economic effect from the merger of the regional companies will not be noticeable immediately after completion of the legal formalities – it will be seen after the fully-fledged amalgamation of the businesses and after an efficient management structure is formed. This will take certain time.

We are looking at the furniture with confidence and believe that favourable prospects are awaiting out Company. Thus, the results of the 1st quarter of the year 2003 show that the Company's indices have been significantly surpassed, which proves our hopes to a certain extent. The proceeds for the 1st quarter amounted to 2.8 billion roubles, which is 20% more

than for the same period of the last year. According to the budget, the net profit as of the end of the year 2003 will amount to about 800 MIO roubles. Therefore, we can state with confidence that the level of dividend in the year 2003 will be much higher.

Let me assure you, dear shareholders, that the working team and the management exert all efforts to improve the profitability and economic stability of the Company.

Thank you for listening.

Appendix 2

Report of Alexey Vladimirovich Shalagin - Deputy General Manager - Manager in Charge of Economics and Finance on the first issue of the agenda

Dear Shareholders,

In the last year regional communication operators joined the Company, and, formally, the results of Company's operation for the year are comprised by the results of the St. Petersburg Telephone Network for 10 months of the year 2002 and the results of all branches for the recent two months of the year. To compare the data in considering the key financial indices and changes that have taken place in the structure of the balance sheet, I will use in my report the summary indices of all united companies for the years 2001 and 2002.

Changes in the Structure of the Balance Sheet.

The balance sheet currency increased in the period under report by 893,553 thousand roubles.

Assets.

The largest share in the structure of the Company's aggregate assets belongs to fixed assets (73%), which corresponds to the industry peculiarities of property structure of communication enterprises.

Circulating assets make 17.5% of the balance sheet currency. The most significant changes have taken place in respect of the following items of circulating assets:

- stores have grown by 29 %;
- the share of monetary funds has grown from 7 % to 13 %;
- the accounts receivable shown in the balance sheet less the doubtful debt reserve decreased in the sum total of circulating assets from 72% to 57%.

Liabilities

Structure of the Capital

The main source of forming the aggregate assets of the enterprise consists in own funds, their share being 73%. In absolute terms, own funds have grown in the period under report by 152 MIO roubles.

From the standpoint of financial stability, the enterprise has a favourable structure of liabilities, as their bulk is represented by own funds (73%) and long-term liabilities (10%). To maintain the level of long-term liabilities, in March 2002 the Company issued coupon bonds worth of 300 MIO roubles, with the retirement period of two years.

Receipts

According to the results of the year under report, the proceeds from sales of products (jobs, services) made 10,092 MIO roubles, which was 2,033 more than in 2001. The growth of proceeds per year was 25%.

The growth of income from principal activity against the level of the year 2001 was 53% caused by the growth of rates and 47% by the increase of the volume of provided services.

The growth of prime cost in 2002 was 23% as compared to the year 2001. The growth rate of proceeds exceeded the rate of the increase in the prime cost of provided services. As a consequence, the profit from sales in 2002 grew ahead of proceeds, its growth being 31%.

The Company has completed the year under report with the net profit of 327 MIO roubles according to the Russian accounting standards. In the previous year that index

was 704 million roubles. Let us consider the main reasons that have influenced the final financial result of the Company's operation.

The year 2002 saw serious changes in the Company's accounting policy as compared to the accounting policy that had been applied by telecommunication organizations before. The changes have been aimed at ensuring a more reliable presentation of the results of economic operation and compliance of financial accounts and reports with the international standards. Among other things, the changes include the formation of the doubtful debt reserve.

In compliance with the accounting policy for the year 2002 and the Provisions on Accounting and Reporting in RF, the reserve is created for all unpaid debts over 90 days. When the debt is repaid, the reserve is restored. However, a part of the debts cannot be received by the company, e.g. due to bankruptcy of the debtor enterprise or absence of a legal mechanism for recovering the debt. The latter category includes the well-known debt of the budget in respect of compensation for privileges provided under the federal laws.

As is known, privileged categories of the population pay only 50% of the price of services, and the second half of the price must be reimbursed from the budget. However, the reimbursement is only partial, as legislators do not include the full compensation of the debt in the budget. The accounts receivable in respect of the privileged categories makes the bulk of doubtful debts.

It should be noted that, according to the law, the company had to include in its income the proceeds that had not been actually received, too. The figure shows profit formation of the united companies by years. The upper part highlights the amount of doubtful debt that artificially overstated the amount of profit in the accounts and reports of the past years. The bottom of the last column shows the amount of expenses for creating the reserves, that influenced the reduction of the profit of the year under report. It can be seen that the amount

of doubtful debt of the year 2002 is a small part of those expenses.

Formation of the Doubtful Debt Amount, for Whi
MIO Roubles


406
170
72
до 2000 года
2000
2001

Analytical Calculation of the Net Profit, Taking
of the Respective Period u
MIO Roubles


974
804
704
632
2000
2001

Analytical profit of the year 2002 = 327 MIO + (

The summary amount of expenses for creating the reserve from current profit was 792 MIO roubles in 2002. 129 MIO roubles of accounts receivable were written off using the created reserve. 103 MIO roubles out of them were written off in respect of the debt of privileged categories of citizens.

In case of adequate distribution of expenses by periods, in which the debt arose, the net profit of the company for the year 2002 would be 975 MIO roubles instead of 327 MIO roubles.

Creating the reserve makes it possible to "clean" the balance sheet and to improve quality and reliability of the accounts and reports that are made up, which significantly stimulates the interest and trust of investors in the Company's stock and, consequently facilitates the increase in the market value of the Company's stock.

I would like to note that the formation of the doubtful debt reserve is not related for the Company to withdrawing monetary funds form circulation or freezing them on any accounts, except for book-keeping accounts. Vice versa, by creating the reserve and absolving significant amounts from taxation, the Company is able to use the resources to fund own development.

Thus, the reduction of the Company's profit in 2002 was caused by the change in the accounting methods. According to the budget, even under the conditions of a stricter

approach to forming the reserve, the dynamics of profitability will improve significantly in 2003, as the reserve will be formed only in respect of the debts of the current period.

It is proposed that the meeting of the shareholders approve the following areas of using the retained profit in **the year 2003**:

- ***EXTRA 17,522 THOUSAND ROUBLES, OR 5.4% OF THE NET PROFIT OF THE YEAR UNDER REPORT, ARE ALLOCATED TO FORM THE RESERVE FUND UNTIL IT REACHES 5% OF THE AUTHORIZED CAPITAL (THE AMOUNT OF THE RESERVE FUND AS OF 01.01.03 WAS 29,375 THOUSAND ROUBLES, WHICH WAS 3% OF THE AUTHORIZED CAPITAL, WHICH WAS 937,970 THOUSAND ROUBLES);***
- ***75382 THOUSAND ROUBLES, OR 23% OF THE NET PROFIT, ARE ALLOCATED FOR DIVIDEND PAYMENT, OF WHICH 47099 THOUSAND ROUBLES ARE ASSIGNED FOR PAYMENTS UNDER COMMON STOCK AND 28283 THOUSAND ROUBLES UNDER PREFERRED STOCK.***
- ***234360 THOUSAND ROUBLES (71.6% OF NET PROFIT) ARE THE BALANCE OF RETAINED PROFIT.***

Appendix 3

Speeches in the Debate on the First Issue of the Agenda

- **Igor Valeryevich Zinichev**, shareholder

I represent shareholders of the Kaliningrad region, minority shareholders. I would like to express my opinion on the current reports of the company managers. I have been given the floor and recalled the phrase "it would be funny, had it not been so sad". On the one hand, of course, we hear the victorious communiqués of the management and their reports, but please pay attention that few relative indices compared to the last year or to other companies have been given. There exists the company Uralsvyazinform, and there is NWT. If we compare them, we will see that the difference is immense. I feel sad that the management of NWT, in my opinion, does not understand, in which industry it works. This is an industry of onset, an industry, where one has to win markets of services sales. Alas, what do we see out-of-doors: we can see neither NWT, not its brand. You can see cards of various operators everywhere, and there is a feeling that new services are provided by all operators, except for NWT. Besides, there is no programme of capital investment, which, I believe, must be made up at least for three years, not just for one year. It should be such an investment programme that would make us see everything, so that there are no submarines surfacing, like the ill-fated transaction with Oracle, which has been discussed by many people already. Going back to new services, I would like to note the example of IP-telephony. I have read in the report about the investment in IP-telephony equipment, in the area that is developing with rapid strides. The volume of IP-telephony traffic is growing several times with each passing year. NWT invested about 47 thousand US dollars for the entire last year. You have seen the indices for the 1st quarter: the Board of Directors will receive over 100,000 US dollars for the 1st quarter through distribution only. Just compare these figures: IP-telephony and the Board of Directors – remuneration. As to IP-telephony, 3 years ago I was present at the meeting of the shareholders of the Kaliningrad telecommunication company. Mr. Andreyev, director of the company, announced the issue of these cards. I asked him: "Aren't you afraid of competition with the traditional, long-distance and international, data transmission?". He said that it was better to be the first. Now these words can be considered as mockery, when the Kaliningrad telecommunication company is not providing such services at all. All to a company are providing them - there are very many operators there - but for the Kaliningrad telecommunication company. Much has been worrying us for this past year. We have seen much negative information. The report proper is not so bad on the whole; but if you compare it with other companies, you will see that the proceeds significantly lag behind those of other companies, and the net profit is rather poor. It could have been higher. I think that other speakers will cite some figures. I would like to concentrate on new services: the company significantly lags behind in this respect and does not provide the entire range of services that could be provided. Thank you.

- **Ivan Anatolyevich Smirnov**, shareholder.

Like any shareholder, I am concerned about two things: the amount of dividend and the market value of shares, or, in other words, the Company's capitalization. First, about the dividend. As the presented report shows, the amount is not big. As far as I understand, this is due to objective causes, i.e. creating the doubtful debt reserve in compliance with the tax laws. Moreover, I do not think that we can expect any big dividend in the period of the Company's re-organization. Speaking about relative indices, even the best companies in Russia pay dividends that are comparable with the inflation level.

What I really bother about is that I have not found in the report that has been presented any answer to my question about the market value of the stock, about capitalization. During

the last 2 or 3 years the price of shares makes no headway, the capitalization is not changing in any way. If we compare it with other enlarged regional communication companies, the comparison is obviously not in favour of OJSC North-West Telecom. I do not know the reason for that – this is what has been stated. Maybe, the shares had been overvalued, maybe the Company does not imagine the results expected by the market; however, this remains the fact: the market does not respond in any way to the financial indices the Company presents. Though, as far as I've heard, according to the presented report, the Company ranks second among all regional companies by such important indices as proceeds per employee. However, for certain reasons, the market does not perceive such excellent results as the second position. In this connection, I do not think that all inter-regional companies differ from one another very much. All of them, by the highest standards, have the same problems: rates regulated by the state, when the state does not allow raising prices. I do not think that anybody present here would want to pay on the per-minute basis for own telephone calls; however, we do want a significant growth – we have a problem again. The existing rates imply a huge number of privileges that are not secured by any funds in the budget; however, the comparative indices speak for themselves – the market does not give OJSC North-West Telecom a good mark for certain reasons. In this connection, I have a concrete proposal. We can always criticize; one can find drawbacks in any company, if one wants. My proposal is rather specific: to form a certain group that would specialize in Company's capitalization and in increasing the liquidity. However, according to the presented report, only about 2 or 3 % of shares are circulating in the market, i.e. the year's turnover has been 2 or 3 % of the Company's capitalization, which is incredibly low. So, creating such a group would at least make it possible to contact directly with the financial analysts of investment banks and to understand exactly, what is expected by the market from the Company, what indices are needed for the Company to receive a proper mark in the future, next year, really showing such results, at least as compared to other regional companies, as the capitalization and the stock price do not grow, they remain at the same level. This issue remains unclear to me. As to the previous speaker's words, of course, I agree that we, first of all, must compare our Company with other regional companies. However, as to criticism, I would better express some more proposals as a shareholder. Though it is true that as a shareholder I have just come today and read the financial report. I have not done anything during the year.

- **Sergey Mikhailovich Moiseyev**, shareholder

Dear Shareholders and the Board of Directors,

I would like to draw your attention to the fact that for several years the Board of Directors has paid no attention at all to the opinions of the shareholders speaking at meetings. It lives its own life. Shareholders say something, but the Board of Directors does not take into account their opinions and acts as it finds necessary. One example. When a shareholder puts forward a proposal or criticizes something, nobody answers the questions at once, nobody tries to explain the situation, and everything remains just an empty phrase. So, here is an example of how they do not pay any attention to shareholders' opinion. During the last meeting of the shareholders I and some other shareholders, including Victor Konovalenko, proposed to restrict the payment of remuneration to Members of the Board of Directors, to link it with the Company's operation results for the year and to make the remuneration of Members of the Board of Directors dependent on the shareholders' dividend. This was not done. Using OJSC Svyazinvest's votes, they pushed through their proposed decision. And this year they propose the same fabulous remuneration, the same percentage of profit, and so on, to be paid to the Board of Directors. Of course, this looks oppressing.

Another issue. In November 2001, at the meeting, the same meeting when 8 regional joint-stock companies affiliated with PTN, I spoke about the poor payment of dividend and about what amount the dividend should have had. Mr. Yashin said in respect of my speech then:

"There is always a contradiction between the management and shareholders: the management is always trying to allocate more money for development, not for dividend". Then, it was impossible to answer that statement, and now there is both the possibility, and a cause. And I will do that. Dear Valery Nikolayevich, why don't you remove that contradiction? For this contradiction is nothing but a violation of the Federal Law "On Joint-Stock Companies". Look, article 71 "Responsibility of the Members of the Board of Directors of the Company" of the Law On Joint-Stock Companies states that Members of the Board of Directors must act in the interests of the company and must exercise their rights and fulfil their obligations towards the company conscientiously and reasonably. Well, they must act in the interests of the company, i.e. in the interests of the ordinary shareholders. If the Board of Directors pays a tiny dividend, then it acts against the interests of the shareholders, i.e. violates article 71 of the Law. If the Board of Directors pays a tiny dividend, then it cannot be stated that it acts conscientiously or reasonably. And, quite the opposite, it can be stated quite fairly that it acts in bad faith, dishonestly and unreasonably, i.e. violates article 71 of the Law. And again a question to Valery Nikolayevich arises: "And why don't you do anything?" The said contradictions between the management and shareholders can be easily removed: you must link the amount of remuneration to the Members of the Board of Directors with the amount of dividend, and the contradiction will disappear. Members of the Board of Directors will cease to be indifferent to the amount of dividend, and this is the necessary condition of determining the amount of remuneration to the Members of the Board of Directors. Besides, I would like to say that the remuneration must be paid according to the results of the year, and there must be no quarterly payments. So, we are waiting for your opinion, Valery Nikolayevich.

□ **Vladimir Nikolayevich Alexeyev**, shareholder

To tell you the truth, I am surprised by the work of the Board of Directors. There is not a single item about approving big transactions. In most of the companies in this city this has been done since long ago, except for PTN. In the information on the number of personnel the number of employees is reduced by 3.5%; meanwhile, making the unprofitable units alone redundant would yield at least 5%. According to the speaker's report, there were 30,550 persons as of the end of the year, while according to your report we all have on hand, there are 30,040 persons, so there is a discrepancy. It means that we have been given wrong information. New telephone exchanges have been commissioned, and there must be significant staff reduction. I propose that attestation of specialists be held in the year 2003. This is necessary, this is telecommunication, this must be done annually, the more so this year. I believe that it is necessary to continue the work on the reduction of the employees in the joint-stock company in the interests of OJSC North-West Telecom for improvement of operation and economic indices. The average monthly wages have grown by 35% per cent per year. My opinion is that this is contrary to economy in the stock company. I propose an adjustment of this policy of the stock company. There is an obvious contradiction between the interests of the shareholders and the interests of the employees. Unfortunately, against the shareholders. This is my opinion about the situation. I think it necessary to note that the shareholders' interests are disregarded. The dividend has been reduced almost twice, while Lenenergo is sharply increasing their dividend. The price of Lenenergo's services has increased, too. Unfortunately, this has already become a tradition of OJSC North-West Telecom, and we must get rid of it. By the way, the price of Lenenergo's services has been increasing much quicker than that of PTN's. Last year, PTN was far behind in this respect. I think that this is damage of the operation of the Board of Directors'. Unfortunately, shareholders' health care has not been restored, either. Each year we are invited during the lunchtime. Last year, I even was not able to speak at the meeting because of that. Sometimes you just put on a different jacket, forget to take the money, and this damages your health. The money is rather small. I believe PTN is able to give lunch to the shareholders.

Then, I propose taking measures to find legal entities that are not paying their debts, to recover the debts from them and to disconnect them from PTN's lines, including, first of all, state authorities. They must not violate the rules and must set a good example.

And about the privileged categories. I have heard other speakers say that nobody pays for them, and so on, and we shall leave them alone. And why? In fact, they are out of the city, in their country houses, all summer, and PTN can take this into account. However, the debt must be recovered from state authorities. And this is also a work of the Board of Directors. A deputy director spoke and said that they do not pay – so apply to the court, disconnect them. This is your work, the work, for which your salaries have been increased by 35%. To conclude, I think that the Board of Directors worked extremely badly this year. I have proved this with figures. They have even misled us by the number of employees. I wish every success to PTN in implementing good deeds for the welfare of the citizens of the Russian Federation and in the interests of the Russian Federation and its citizens.

Speeches in the Debate on the Second Issue of the Agenda

□ **Klavdiya Alexandrovna Chistostupova**, Shareholder

I cannot say that I am satisfied with the dividend policy of the Company or with the fact that the net profit has been reduced by half by accountants' methods. As is known, one needs money always and now! However, for the sake of justice, I must say that the arguments given in the General Manager's report seem convincing to me. Indeed, the industry is on the rise, and soon (unless anything like August 1998 happens), the Company may become very profitable. In my opinion, the merger of regional operators must play a very positive part in this process. The main task today is to ensure investment attractiveness of the Company. Otherwise, it will be difficult for us to part with step-by-step telephone exchanges, to say nothing of introducing new highly profitable services. Meanwhile, both domestic and foreign investors will invest only in the goods that they can feel. Therefore, profit, half of which is made by hopeless accounts receivable, will hardly be of any interest to them. Of course, we also are entitled to demand that the dividend from the said accounts receivable be paid to us! However, it seems to me that, if we receive a littler larger dividend today, we may lose and fail to get any good dividend in the future. You will agree that very little time has passed in order to come to any conclusions. No company can show the efficiency of its work for one year.

It is clear that the management of the Company is facing many problems at the moment. It seems to me that, first of all, efficient management of such an extensive enterprise as a united company should be ensured.

Then, the rate policy. We understand that the Company's management cannot fix the rates for local communication independently; but it *must* exert all efforts and find the necessary arguments and instruments to substantiate their levels for the Ministry of Antimonopoly Policy! I agree with the report's idea that a set of rate plans must be developed so that per-minute billing would not be opposed to the subscriber fee. The per-minute billing equipment will make it possible to take into account the actual traffic of a subscriber and to offer him a choice from a set of rates and discounts corresponding to his needs, not from just two opportunities. I.e. we must act as mobile communication operators do. For, along with the per-minute traffic records, they also offer limitless rates – analogues of our subscriber fee.

I would like to hope that the new management of the Company will be able to resolve many of the existing problems, give impetus to an accelerated development of the Company and will use the huge experience and potential that has been accumulated by the branches.

□ **Pavel Alexandrovich Churkin**, shareholder

I have heard about the votes. I have 34 common votes. Though, what is the difference? All shareholders are equal: those who have 10 million and those who have just one vote – there is no difference at all. In general I sort of agree with the speakers Alexeyev and Moiseyev who

spoke on the first issue of the agenda. Actually I did not plan to speak. I though I would come here, have a snack, get the materials, cast my vote and leave. However, I had to stay! I had to leave! But I've been forced to stay – I've got interested. Then, in connection with answers to my questions, I do not quite understand Mr. Sysoyev's attitude. I am a subscriber of the Peterstar company and pay 105 roubles for the telephone. Peterstar's rates for private subscribers are regulated by the Ministry of Antimonopoly Policy, in the same way as for PTN. And the explanation that they have different rates is just a deceit of the audience. I pay 105 roubles, and will start paying 136 roubles from the first of July, like all of you. Then, everybody has already understood that the Company's management does not listen to what we say. This is just rending the air. At the same time, I do not think that it makes sense to criticize Yashin, his name is sort of often heard. Why? Mr. Yashin is the head of the Investment Communication Company, OJSC Svyazinvest, which owns the entire controlling block of shares. In its turn, the state owns the controlling block of shares of the Investment Communication Company. A simple conclusion follows from that: everything that is done here is done with the knowledge of the state. I do not know the persons, but obviously, this is a certain body of the Government, which takes decisions on what issues should be raised here, how we must vote in respect of them, etc. And the issue smoothly rolls from the field of economics to the field of politics: everything happening here, in NWT, is the policy of the state in respect of legalized theft, a theft from the shareholders' pockets, both from dividends and for remuneration to the Members of the Board of Directors. There is an obvious contradiction here, and I do not know, perhaps there is no representative of the state here. I would like to get some explanations about the state's policy. In my opinion, this is deceit, stealing from the pocket of a state organization, a company, from the pockets of its shareholders. When, several years ago, shares of MMT (LDIT) were converted into shares of PTN, the profit of MMT was considered as added capital and was not taken into account in the net profit of the company. Then Sergey Moiseyev applied to the court. It was profitable to act like that then, and now it is profitable to act in a different way. That is how shall we understand this, in general?... This is also the policy of the state.

And, about the remuneration: I am afraid that I will not be able to stay here till the end. I think that these people who are here must be ashamed: they are sitting in the restaurant, eating for our account, and we are not even allowed to correct our questions from where we sit.

I have officially registered to speak on the eighth issue, about the remuneration.

If anybody wants to speak, or exceeds the time-limit, he/she may take my five minutes.

I want this to be put down in the minutes. Thank you.

- **Ivan Anatolyevich Smirnov**, shareholder.

It's a pity that Moiseyev has not come out. I fully agree to his proposal. And as to the absolute amount of dividend – this is the dividend we deserve. As long as there are shareholders who want to come here only in order to have a meal, the amount will remain the same. The more so, when we say that the state owns more than 51 per cent of the shares – what claims can be lodged against the management? Let us then apply with such claims to the state, it will be more honest. As far as I understand, according to the laws, the amount of dividend must clearly correspond to the amount of net profit as in the accounts and reports. Therefore, again the amount of dividend is determined by the law. This is the algorithm. Indeed, if the management's forecasts are true, then in the next year the dividend will be thrice larger. If now it is 300, then it will be 800. That is all, thank you.

- **Alexandr *** Alexandrovich Taroyev,** shareholder

Comrades Shareholders, Dear Presidium,

As to the essence of the 2nd issue discussed by us, I have one proposal, i.e. one nuance. It is stated in the speech that it is important to turn the face "towards the West", it means that they must turn their back upon shareholders. This is just a remark. Now, about the amount of

dividend under a preferred share. I do not understand, what the Board of Directors is guided by, presenting this amount of dividend obtained as a result of dividing by a little more than 202 MIO shares. The authorized capital in the amount of PTN's capital is still stated in our Articles of Association – no amendments have been introduced. I ask you to give me an answer, even a brief one. Thank you.

- **Yaroslav Gritsko**, representative of ZAO IK Univer

Firstly, I would like to back up entirely the measures introduced by the Management Board and the Board of Directors in applying the legally permitted methods of optimizing budgetary taxes. I back up entirely creating the doubtful debt reserves. I agree with Alexandr Abramovich that the money in the amount of the created reserves have not left the company, i.e. they remain on the company's settlement accounts. This money is spent for current operation, updating, etc. I.e. the money remains at the disposal of the company. So, I don't understand, why creation of paper reserves is still associated with such a significant reduction of the paid dividend, for instance, it will be only a half as compared to the previous year. That is, it is written in the Articles of Association that the amount allocated for dividend may not be less than that, i.e. the lower limit of the money assigned for dividend payment is not less. The reserves have been created, the taxes optimized, the money remains with the company, i.e., perhaps, the shareholders might have been given a little treat. This is a sign of the company's corporate management level, and Alexandr Abramovich mentioned that, too. International institutes and the investment community have appreciated all this and again raised the respective ratings. I would like to cite the example of the companies Yukos and Sibneft, that are still in many respects a standard of corporate management for them. Besides, I would like the Board of Directors and the Management Board to follow the example of the Management Board and the Board of Directors of those companies. As far as I remember, Sibneft spent 90% of its net profit for dividend payment last year. I.e., it was optimization through creating reserves and reducing the taxable base. Still the dividend could have been larger. Both the Management Board and the Board of Directors had the appropriate ways and capacities.

Speeches in the Debate on the Third Issue of the Agenda

- **Alexandr Alexandrovich Taroyev,** shareholder

I have some words to say on the third issue. The list of persons presented for voting for the new Board of Directors is in fact the same as on the 14th of February this year. There are no representatives either of workers or of those, so to say, key employees who bring the profit to the Company. Its function is performed by the top management in the person of the Board of Directors hired by us. I have already noted in my previous speech what the Board of Directors is guided by when determining the amount of dividend. The previous meeting did not adopt a new version of the Articles of Association of OJSC NWT, the same voting and preferred shares as in PTN remain in it. Shares of affiliated companies have the same rights as the shares stated in the Articles of Association. I have not heard an answer to the second question (orally). Therefore, I ask you to vote against this composition of the Board of Directors. Thank you.

- **Vladimir Nikolayevich Alexeyev**, shareholder

I think that this meeting is held with gross violations of elementary rights, e.g., rights of the returning board. At the very beginning the person presiding over the meeting has read for a certain reason the number of shareholders present, the quorum, etc. However, this should have been done by the returning board. I consider this a serious, gross violation. The returning board is an independent body, and there should be no pressure or restriction of rights. As to the work of the Board of Directors, I agree with the previous speaker: I think they have worked obviously poorly and propose that we vote against this composition of the

Board of Directors.

Speeches in the Debate on the Eighth Issue of the Agenda

☐ **Victor Petrovich Konovalenko, Cheryl Ann Seagsby**, shareholders

Dear Shareholders of NWT,

I'll start my speech in a somewhat roundabout way. NWT has adopted the Corporate Behaviour Code. If it has been adopted, we must observe it. In this connection, let me cite a quotation from the Code: "Many provisions of the legislation, regulating corporate behaviour, are based on the standards of ethics. An example of such legal standards are civil legislation standards establishing the possibility, among other things, in the absence of applicable laws, to proceed from the requirements of honesty, reasonableness and justice and to exercise civil rights reasonably and in good faith. Thus, the moral and ethical standards of reasonableness, justice and honesty are a constituent of the active law. The ethical norms applied in the business community are an established system of behavioural standards and business turnover customs, which is not based on the legislation and which forms positive expectations in respect of the behaviour of the participants of corporate relations". That's it! A kind of a moral code of capitalism builders. And what about the observance of ethical norms and standards of reasonableness, justice and honesty in our NWT?

In our opinion, the situation is rather bad in this respect, as much of NWT's net profit for the year 2002 will be distributed obviously not in compliance with the standards of reasonableness, justice and honesty. Let me explain. When we spoke at the extraordinary meeting of the shareholders of NWT on 14th February 2003 in respect of remuneration to Members of the Board of Directors of NWT, then, based on a rough calculation, we thought that the level of remuneration to each Member of the Board of Directors may amount to about 25,000 US dollars in the year 2002.

In fact, our rough calculation was very close to the reality – the total remuneration (i.e., both the annual and quarterly) of EACH Member of the Board of Directors of NWT in 2002 was 774,975 roubles (about 25,500 US dollars) proceeding from the following:

0.4% of the net profit for all the 11 Members of the Board of Directors of NWT in respect of the annual remuneration (i.e., 327,264,000 roubles of net profit * 0.4% = 1,309,056 roubles / 11 members =119,005 roubles to each) and 0.0065% of the proceeds to each Member of the Board of Directors in respect of the quarterly remuneration (i.e., 10,091,841,000 roubles of the proceeds * 0.0065% == 655,970 roubles to each, or 7,215,670 in the aggregate).

All in all, the total amount of remuneration to all the 11 Members of the Board of Directors was 8,524,725 roubles, or 2.6% of 327,264,000 of net profit. At the same time, all the 32,389 of NWT's shareholders get IN THE AGREGATE only 75,382,000 roubles, or 23% of the net profit. And holders of preferred shares get just 8.6% of the net profit. I.e., 11 persons get about 10% of the amount received by ALL shareholders and 30% of the amount to be received by holders of preferred shares! In our opinion, this is very far from reasonableness, justice and honesty. We are not for populism, we do not call upon Members of the Board of Directors to work free of charge. However, the remuneration system must be based on the company's work results; otherwise, it turns out that the company works for the Board of Directors, not vice versa. At any rate, we can assure you that the "established system of behavioural standards and business turnover customs" either in Russia, or, the more so in the West, does not imply assigning such a high percentage of net profit for remuneration of the Board of Directors.

So what does our Board of Directors do in this situation? It makes a fine gesture – I quote from the annual report: "Taking into account the reduced net profit in 2002, the Board of Directors of NWT took a decision at its meeting of 15th May 2003 not to pay the ANNUAL remuneration to the Members of the Board of Directors for the year 2002". I.e., the Board of Directors of NWT decided not to receive the ANNUAL remuneration (i.e., 119,005 roubles to each, or 1,309,056 roubles in the aggregate), however, to retain the QUARTERLY remuneration (i.e., 655,970 roubles to each, or 7,215,670 roubles in the aggregate). Proceeding from the low level of net profit for the year

2002, Members of the Board of Directors of NWT had to do quite the OPPOSITE, i.e. not to receive at least the quarterly remuneration, if any remuneration was reasonable at all.
It should be also noted that though NWT held 23 meetings of the Board of Directors in 2002, only 8 of them were held with the attendance of the members, while the other 15 were held by correspondence. Respectively, each Member of the Board of Directors of NWT earned about 1100 US dollars for EACH of the 23 meetings held with the attendance of the members and by correspondence. Taking into account the what has been said, we propose that the shareholders of NWT vote today "AGAINST" the presented decision on issue No. 8 of the agenda.

☐ **Igor Valeryevich Zinichev**, shareholder

You understand that I do not come out here in order to praise anybody, which is only natural. And much of what I wanted to say has already been confirmed by the previous speaker, and Mr. Konovalenko asked the question: "I do not understand..." – and as to me, I do understand everything in the situation. In this case we can see that the bulk of the shareholders are representatives of Svyazinvest. These are ordinary officials who even do not hold any shares; as a matter of fact, sometimes, they do not care at all about profitability of this company. Their task is to make a certain compensation. I agree with the conclusion of the newspaper Vedomosti, which announced the meeting of Rostelecom, that this was a hidden bribe to officials. It is not even hidden, it is just finely decorated from the legal standpoint. The central newspaper is writing about this. Nevertheless, after all that has been said, they still put forward this motion for voting; and, note, it will be adopted, as everything is decided by Svyazinvest here. It pushes through these issues. I agree with the previous speaker that we can hold an extra meeting now and vote against, however, the voting result will be "in favour".

Another thing. A woman asked me, "why do you speak here, what do you decide? You speak from the rostrum, this is such a trifle, people are sitting, they do not listen to you all the same". And I want to say, as in the well-known song, that I am here for three reasons: the first is that from this rostrum I can address such high-ranking people as the General Manager of Svyazinvest, which I can hardly do in my everyday life. The second, in principle, is my task to sort of present our problems to the public judgement. Correspondents of several newspapers are present here, who, possibly, will re-print all this in tomorrow's announcements. The Company will re-read them, the information will be brought to the President. At last, maybe he will look at all this and say that you should not act like that. This is what we hope for. And the third point. We want to frighten the shareholders as much as is possible – I say this for myself – in order to buy up more shares at a low price. We criticize all this. And as long as the situation is bad, we will buy more shares. That's it. This is the situation. When we start praising everything, the time will come to sell the shares, not to buy. If we compare the telecommunication company with a similar, say, Czech telecommunication company, North-West Telecom and the Czech telecommunication company have approximately the same number of lines; but the profitability is quite different. This shows the potential growth of the stock price of these companies. Yes, the difference is ten-fold there, but this already depends on the management. And we hope that this year or may be next year, when shares of Svyazinvest are sold, other managers will appear, and there will be a new Board of Directors, who will have a different attitude to corporate management. Then, our shares will grow 2 to 3, or even more, times. This is what I wanted to say. And I hope for that. Thank you.

☐ **Sergey Mikhailovich Moiseyev**, shareholder

The subject of my speech is indirectly related to the eighth issue. May be it is within the course of the themes of the whole meeting. We have been offered candidates to the Board of Directors, e.g., such as Ankudinov. At the last meeting, when the Board of Directors was being elected, I presented detailed information on who Ankudinov was and said that he did not understand anything in communication, that he was a dead weight for the Board of Directors. Then he was not elected; I do

not know whether my words had any effect. It is surprising that this year he has been proposed to the Board of Directors again, and this has been done by Svyazinvest. If Ankudinov is a dead weight and Svyazinvest proposes him, I think that there are many such dead weights among other Members of the Board of Directors. And why should we pay such money to them? What is the remuneration for? And on a quarterly basis. We should pay according to the year's results and correlate this with the size of dividend. There has been much criticism of the Board of Directors here, and the questions are of the kind that can be decided by V.N.Yashin only, but, for certain reasons, he keeps silence and does not express his attitude towards the issues discussed. This is one thing. And the second thing – I have a concrete question to Valery Nikolayevich. In September 2001, in the interview to the newspaper Delo, Valery Nikolayevich said: "In due course the price of PTN's shares reached 2.95 US dollars, and in the future, I do not think that they will grow 10 times, but 5 times they will. This is quite feasible". Here is that newspaper. And now I wand to say, Valery Nikolayevich, the shares are making no headway, and what did you proceed from when you made that forecast? This will throw light upon all affairs of Telecom. Thank you.

- **Tatyana Dmitriyevna Kosarskaya,** Shareholder

  I completely agree with what has been said by Konovalenko and Moiseyev, and I just wonder, as a human being, you get so much money, what for? You say that there are some needs in the company, so why don't you turn down this money? You have such salaries! All of you are General Managers and deputy General Managers, so give this money to the company. And the company will say thank you. And not on a quarterly basis, but, indeed, once a year, and according to … And I do not see anything funny here. Dear Presidium, I speak about real facts, and say to Valery Alexeyevich not for the first time: "What is going on?" And he answered that the next dividend will be much higher. To my remark that we doubt he said that only "soviet people" from MMT (LDIT) can have doubts. Yes, I am from the long-distance. I have devoted all my life to it, my parents worked there. We have worked for over 100 years. And what have we got from our MMT? And now from Svyazinvest with problems, Soros? As to quarterly dividend, I would like to say the following. You have said yourself, Alexandr Abramovich, that nobody submits any proposals to the Board of Directors on payment of quarterly dividend. And who of you would want to raise this question? Only we can do that. So I kindly ask the secretariat to put down my proposal on payment of dividend on a quarterly basis and according to the year's results. And the Board of Directors must receive it in the same way as we do: either on a quarterly basis, as we do, or according to the annual results. I think that I am within the time-limit, and you should not have interrupted me.

- **Vladimir Nikolayevich Petrov**, shareholder

  I have tolerated for a long time the circus that we have at the second meeting. At the last extraordinary meeting, when the issue of paying the remuneration to the Board of Directors was raised, I even could not wait for the end of the discussion and left the meeting. But today I am so angry. Besides, I have read in the materials that during a meeting of the Board of Directors the issue of removing the annual remuneration (these 0.4%) was raised. A foreign investor spoke about ethics there. So our Board of Directors has shown its ethics. 10 persons voted in favour of retaining these 0.4, and only I acted as my conscience required and voted against. So I have looked through these materials presented to us and there are two interesting figures that I have found. As in fact I had 1 hour for familiarization. 75,375,000 roubles were offered for payment of dividend to all shareholders. Very comparable figures that reflect the moral nature very well. Even our President during his last meeting with journalists said that he was very much distressed by the poverty of our people. And what is our Board of Directors doing? It does not pay any attention to shareholders' poverty, it just pays attention to its own salaries and remunerations. So, unfortunately, for a certain reason, the materials provide information on

the changes in the dividend for different years, but there has not been enough paper or a clever mind in the Board of Directors who could show how much the remunerations of the Board of Directors have changed for this time. Why has this not been recorded? Who of the Board of Directors can answer me how the remunerations have changed? I hope this is a part of the issue discussed, dear Chairman? What for do we have to pay a remuneration to our Board of Directors? For good work. But, for a certain reason, the Board of Directors works very poorly and it does not make our dividend and, respectively, their remuneration, rise. For a certain reason, they do not do anything to reduce the debt for international calls. Just look, how much is spent for court proceedings, to recover money from subscribers for their international calls. It is easier to act as "mobiles" do: advancing. And nobody of the "mobiles" objects against the fact that they've run out of money. They have been disconnected once. And our Board of Directors has not a single thought about that. Remuneration must be paid for good thoughts and for implementation of such thoughts. And there was a proposal at the extraordinary meeting that the Board of Directors should be paid the remuneration in shares; but I do not know whether any answer was given to those who proposed that? No, there was no answer. It means that everything that has been said here, has been said in vain. I.e., all questions that we, though we are minor shareholders ask here – nobody pays any attention to them. So, the Board of Directors must receive its remuneration in shares, and must report to each meeting in order to get a dividend on them. I would like the Board of Directors to report to future meetings, get remuneration in shares and report on their expenditures.

☐ **Vladimir Nikolayevich Alexeyev**, shareholder

And what the shareholders need? It is clearly stated in the Articles of Association – 10 per cent of profit under preferred shares is to be transferred to the shareholders. This is good work. Payment on common shares. And what do we have? We do not even speak about 10%, we have practically nothing. So, payment must be for good work. And for poor work one must be punished. These are common truths. The Board of Directors must be punished. Do you understand - punished? So, we must punish them by voting. By the way, the version of the clause, for which we are suggested to vote now – there is no responsibility for work, just payment. And payment for what? Money should be paid for good work. There is none. My proposal is to vote against. If they are offended and go to the mobile business – let them do that, we will just say good-by. Debts must be recovered. And this remuneration is obviously too big for the Board of Directors. I think that 75% of votes must be required for taking a decision on this issue, as this issue and the decision on it is a part of the Articles of Association of the joint-stock company. This is all I wanted to say. I propose that we vote "against".


2005 MAY 17

APPROVED
Board of Directors of the Open Joint-Stock Company North-West Telecom
Minutes #______ of ___ _______ 2003

A.A. Bondarenko, Secretary of the Board of Directors__________
(signature)

QUARTERLY REPORT

Issuer's code 00119-A

for: the 3rd quarter of 2003

Open Joint-Stock Company North-West Telecom

Place of issuer's business: St. Petersburg, Russia

Place of business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186

The information contained in this Bonds Prospectus may be disclosed in compliance with the legislation of the Russian Federation on securities.

General Manager ________________ S.I. Kuznetsov
(signature)

«___» November 2003

Chief accountant ________________ M.M. Semchenko
(signature)

«___» November 2003

Official seal

Contact person: *Vladislav Yuryevich Smyslov*
Shareholders and Securities Department Manager
Tel: *(812) 312-03-81* Fax: *(812) 325-83-23*
e-mail: *vsmyslov@ptn.ru*
Address of the Internet page disclosing the information contained in this quarterly report:
http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html

INTRODUCTION 6
I. Brief Data on Members of the Issuer's Management Bodies, Data on Bank Accounts, on the Auditor, Appraiser and Financial Consultant of the Issuer, as well as on Other Persons who have Signed the Quarterly Report 8
1.1. Members of the Issuer's Management Bodies 8
1.1.1. Members of the Board of Directors (Supervisory Board) of the issuing joint-stock company: 8
1.1.2. Members of the Issuer's collegiate executive body: 8
1.1.3. Person holding the position of (acting as) the Issuer's sole executive body 9
1.2. Data on Bank Accounts of the Issuer 9
1.3. Data on Issuer's auditor (auditors) 19
1.4. Data on the Issuer's Appraiser 20
1.5. Data on the Issuer's Consultants 21
1.6. Data on Other Parties Who Have Signed the Quarterly Report 21
II. Key Information on the Financial and Economic Position of the Issuer 22
2.1. Indices of Issuer's Financial and Economic Operation 22
2.2. Issuer's Market Capitalization 23
2.3. Issuer's liabilities 24
2.3.1. Accounts payable 24
2.3.2. Issuer's Crediting History 24
2.3.3. Issuer's Liabilities of Security Granted to Third Parties 24
2.3.4. Other liabilities of the Issuer 25
2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of Floating the Issued Securities 25
2.5. Risks Related to Acquisition of Floated Issued Securities (to be Floated) 25
2.5.1. Industry Risks: 25
2.5.2. Country Risks and Regional Risks 26
2.5.3. Financial Risks 26
2.5.4. Legal Risks 27
2.5.5. Risks Related to Operation of the Issuer 27
III. Detailed Information on the Issuer 28
3.1. The History of the Issuer's Foundation and Development 28
3.1.1. Data on the Issuer's Official Name (Name) 28
3.1.2. Data on the state registration of the Issuer: 28
3.1.3. Data on Issuer's foundation and development 28
3.1.4. Contact Information 30
3.1.5. Taxpayer Identification Number 30
3.1.6. Issuer's branches and representative offices 30
3.2. Basic Business Activities of the Issuer 31
3.2.1. Branch to which the Issuer belongs 31
3.2.2. Basic Business Activities of the Issuer 31
3.2.3. Basic Types of Products (Jobs, Services) 32
3.2.4. Names of the issuer's suppliers, on whom 10% and more of all inventory holdings supplies fall, with the indication of their shares in the total volume of supplies 33
3.2.5. Issuer's Products (Jobs, Services) Sales Markets 34
3.2.6. Practice of activities in respect of circulating capital and inventories 34
3.2.7. Raw Materials 34
3.2.8. Key Competitors 35
3.2.9. Data on the fact that the issuer holds licenses: 38
3.2.10. Issuer's joint activity 41

3.2.13. Extra Requirements for Issuers Whose Key Activities Consist in Provision of Communication Services......42
3.4. Plans of Issuer's future operation:......48
3.5. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations......50
3.6. Issuer's subsidiaries and affiliates......51
3.7. Composition, Structure and Value of Issuer's Fixed Assets, Information on Plans for Acquisition, Replacement and Retirement of Fixed Assets, and on all Facts of Issuer's Fixed Assets Burdening......55
3.7.1. Fixed assets......55
3.7.2. Value of Issuer's Real Estate......58
IV. Data on Financial and Economic Operation of the Issuer......59
4.1. Results of the Financial and Economic Operation of the Issuer......59
4.1.1. Profit and loss......59
4.1.2. Factors that have influenced the change of the amount of receipts from issuer's sales of goods, products, jobs, services and profits (losses) from the principal activity......60
4.2. Issuer's liquidity......60
4.3. Amount, Structure and Sufficiency of Issuer's Capital and Circulating Funds......60
4.3.1. Amount and Structure of Issuer's Circulating Funds......60
4.3.2. Issuer's Capital and Circulating Assets Adequacy......61
4.3.3. Monetary funds......61
4.3.4. Issuer's Financial Investment......62
4.3.5. Issuer's intangible assets......64
4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research......64
4.5. Analysis of the Development Trends in the Field of the Issuer's Principal Activity......65
V. Detailed Data on the Persons Who are Members of the Issuer's Management Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer......66
5.1. The data on Issuer's structure and terms of reference of the management body.......66
5.2. Information on Members of the Issuer's Management Bodies......70
Members of Issuer's Board of Directors (Supervisory Board).......70
Issuer's Collegiate executive management body......81
Person acting as the sole executive body of the Issuer:......88
5.3. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for Each of the Issuer's Management Bodies:......89
5.4. Data on the Structure and Terms of Reference of the Bodies of Control over Financial and Economic Operation of the Issuer......90
5.5. Information on Members of the Bodies for Control over the Financial and Economic Activities of the Issuer......90
5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Body of Control over the Financial and Economic Activities of the Issuer......95
5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)......95
5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer......96
VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions Made by the Issuer......97
6.1. Data on the Issuer's total number of shareholders (participants)......97
6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on

participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock 97
6.3. Data on the share of the state or the municipal unit in the authorized capital (unit investment fund) of the issuer and on availability of a special right ("golden share") 98
6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer 99
6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock 99
6.6. Data on Related-Party Transactions Made by the Issuer 103
6.7. Data on the amount of accounts receivable 103
VII. Issuer's Accounts and Reports and other financial information 103
7.1. Issuer's Annual Accounts and Reports 103
7.2. Issuer's quarterly Accounts and Reports for the last completed quarter under report 103
7.3. Issuer's Summary Accounts for the Three Last Completed Fiscal Years or for Each Completed Fiscal Year 109
7.4. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales 110
7.5. Data on Any Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year 110
7.6. Data on Issuer's Participation in Any Court Proceedings, if Such Participation May Materially Affect Financial or Economic Operation of the Issuer 110
VIII. Extra Data on the Issuer and the Issued Securities Floated by the Issuer 111
8.1. Extra Data on the Issuer 111
8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer 111
8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer 111
8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer 112
8.1.4. Data on the Procedure of Convoking and Holding the Meeting (Session) of the Supreme Management Body of the Issuer 112
8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not Less Than 5 Per Cent of the Authorized Capital (Unit Fund) or at Least 5 Per Cent of Common Stock 114
8.1.6. Data on Material Transactions Made by the Issuer 127
8.1.7. Data on Credit Ratings of the Issuer 128
8.2. Data on Each Category of Issuer's Shares 129
8.3. Data on Any Previous Issues of Issuer's Securities, Except for Issuer's Stock 131
8.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled) 131
8.3.2. Data on Issues, the Securities of Which are Circulating 131
8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default) 135
8.4. Data on the Persons(S) Providing Security for the Bonds of the Issue 135
8.5. Conditions of Ensuring Fulfilment of Commitments under the Bonds of the Issue 135
8.6. Data on organizations registering titles to Issuer's securities 135
8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents 136
8.8. Description of the Taxation Procedure for Income under Issuer's Securities That have been Floated and are to be Floated 136
Procedure of profit taxation of income gained by non-resident legal entities of the Russian Federation from operations with Bonds 139
8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds 142

8.10. Other Data 146

INTRODUCTION

a) Full official name of the issuer company ***Open Joint-Stock Company North-West Telecom***
Abbreviated official name of the issuer company: ***OJSC North-West Telecom***

b) Place of issuer's business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia***

c) Issuer's contact phone Nos ***(812) 315-4706***
e-mail: *office@nwtelecom.ru*

d) Address of the Internet page publishing the complete text of the issuer's quarterly report: *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*

e) basic data on securities floated by the issuer:

Type: ***stock***
Category: ***common***
Number of floated securities: ***735 917 222***
Face value: ***1 rouble***

Data on registration of the issue by the state:
Date of registration: ***12.09.2003***
Registration No.: ***1-02-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method, procedure and timing: ***the present issue has been obtained as a result of combining the earlier floated issues (on the basis of the Resolution of the Federal Commission for the Securities Market of Russia No.03-DG-04/13248 of 12.09.03) that had the following state registration numbers: 72-1-5986, 1-04-00119-A, 1-06-00119-A, 1-08-00119-A, 1-09-00119-A, 1-10-00119-A, 1-11-00119-A, 1-12-00119-A, 1-13-00119-A, 1-14-00119-A, 1-15-00119-A***

Type: ***stock***
Category (type): ***preferred type A***
Number of floated securities: ***202,022,788***
Face value: ***1 rouble***

Data on registration of the issue by the state:
Date of registration: ***12.09.2003***
Registration No.: ***2-02-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method, procedure and timing: ***the present issue has been obtained as a result of combining the earlier floated issues (on the basis of the Resolution of the Federal Commission for the Securities Market of Russia No.03-DG-04/13248 of 12.09.03) that had the following state registration numbers: 72-1-5986, 1-05-00119-A, 1-07-00119-A, 2-08-00119-A, 2-09-00119-A, 2-10-00119-A, 2-11-00119-A, 2-12-00119-A, 2-13-00119-A, 2-14-00119-A, 2-15-00119-A***

Type: ***bonds***
Category: ***interest-bearing***
Series: ***01***

Number of floated securities: ***300,000***
Face value: ***1,000 roubles***

Data on registration of the issue by the state:
Date of registration: ***6.03.2002***
Registration No.: ***4-01-00119-A***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Floatation method: ***public subscription***
Floatation procedure: ***The Bonds are floated through making transactions of sale and purchase at the Floatation Price of the Bonds, fixed by the Issuer's Board of Directors (starting from the second day of Bonds floatation, when making an operation of sale and purchase, the buyer also pays the accumulated coupon income on Bonds).***
Transactions related to Bonds floatation are made starting from on the first day of the Bonds floatation period till the date when the floatation of the Bonds of the Issue is over.
Bonds are floated in the stock market section of CJSC Moscow Interbank Currency Exchange (hereinafter referred to as MMVB) and in the stock section of CJSC St. Petersburg Currency Exchange (hereinafter referred to as SPVB).
150000 of Bonds of the issue are floated in the stock market section of MMVB and 150000 Bonds of the issue in the stock section of SPVB
Transactions related to floating the Bonds are made as negotiation transactions in the stock market section of MMVB and in the stock section of SPVB by satisfying applications for purchase/sale of Bonds, submitted using the trading and payment systems of MMVB and SPVB respectively.
Sellers of Bonds are authorized Underwriters acting on their own behalf, but on the instructions and for the account of the Issuer:
in the stock market section of MMVB:
- Joint-Stock Commercial Bank Moskovsky Delovoy Mir (Open Joint-Stock Company)
in the stock section of SPVB:
- North-West Telecombank Private Joint-Stock Company,
- the stock commercial bank MENATEP St. Petersburg (open joint-stock company).
Floatation start date: ***10 April 2002***
Floatation end date: ***10 April 2002***
Floatation price: ***96.5% of the face value***
Security conditions: ***no security is provided for***

f) other information: ***none***

This quarterly report contains estimates and forecasts of the authorized management bodies of the issuer in respect of future events and/or actions, development prospects for the industry, in which the issuer mainly operates, and results of issuer's activities, including issuer's plans, probability of the occurrence of certain events and performance of certain actions. Investors must not fully rely on the estimates and forecasts of the issuer's management bodies, as actual results of the issuer's activities in the future may differ from the forecast for many reasons. Acquisition of issuer's securities implies risks that are described in this quarterly report.

I. Brief Data on Members of the Issuer's Management Bodies, Data on Bank Accounts, on the Auditor, Appraiser and Financial Consultant of the Issuer, as well as on Other Persons who have Signed the Quarterly Report

1.1. Members of the Issuer's Management Bodies

1.1.1. Members of the Board of Directors (Supervisory Board) of the issuing joint-stock company:

Chairperson: *Valery Nikolayevich Yashin*
Year of birth: ***1941***

Alexandr Vyacheslavovich Ikonnikov
Year of birth: ***1971***

Vadim Yevgenyevich Belov
Year of birth: ***1958***

Ivan Ivanovich Rodionov
Year of birth: ***1953***

Sergey Vladimirovich Soldatenkov
Year of birth: ***1963***

Dmitry Vladimirovich Levkovsky
Year of birth: ***1965***

Irina Mikhailovna Ragozina
Year of birth: ***1950***

Yury Alexandrovich Bilibin
Year of birth: ***1971***

Alexandr Alexandrovich Gogol
Year of birth: ***1946***

Alexandr Abramovich Sysoyev
Year of birth: ***1949***

Oleg Anatolyevich Lebedinets
Year of birth: ***1977***

1.1.2. Members of the Issuer's collegiate executive body:

Igor Nikolayevich Samylin
Year of birth: ***1957***

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***

Maya Mikhaylovna Semchenko
Year of birth: ***1967***

Vladimir Alexandrovich Akulich
Year of birth: ***1956***

Vladimir Nikolayevich Vorozheykin
Year of birth: ***1949***

Alexandr Abramovich Sysoyev
Year of birth: ***1949***

Grigory Borisovich Chernyak
Year of birth: ***1949***

Alexey Vladimirovich Shalagin
Year of birth: ***1958***

1.1.3. Person holding the position of (acting as) the Issuer's sole executive body

Person acting as the sole executive body of the Issuer: *Alexandr Abramovich Sysoyev*
Year of birth: ***1949***

1.2. Data on Bank Accounts of the Issuer

No.	*1.*
Name	*JSCB Avtobank-NIKOIL OJSC*
Full name	*Joint-Stock Commercial Bank Open Joint-Stock Company Avtobank-NIKOIL*
TIN:	*7707027313*
Corr. acc.:	*30101810100000000774*
BIK:	*044525774*
Address:	*8, ul.Efremova, Moscow, 119048*

Account No.:	Purpose of account
40702810330020000483	*Settlement account*
40702840030029000291	*Special transit account*
40702840230029000091	*Transit account*
40702840830021000091	*Current account*

No.	*2.*
Name	*Agrocredbank AKB CJSC*
Full name	*Stock Commercial Bank Agrocredbank (closed joint-stock company)*
TIN:	*3523000385*
Corr. acc.:	*30101810700000000742*
BIK:	*041946742*
Address:	*34 A Sovetskiy pr., Cherepovets, 162602*

Account No.:	Purpose of account
40702810400000000670	*Settlement account*

No.	*3.*
Name	*OJSC Alfa Bank*
Full name	*Open Joint-Stock Company Alfa Bank*
TIN:	*7728168971*
Corr. acc.:	*30101810200000000593*
BIK:	*044525593*
Address:	*9, ul. Mashi Poryvayevoy, Moscow, 107078*

Account No.:	Purpose of account
40702810400020501247	***Settlement account***
40702810200300000147	***Settlement account***

No. ***4.***
Name ***ZAO Baltiysky Bank***
Full name ***Baltiysky Bank Private Company***
TIN: ***7834002576***
Corr. acc.: ***30101810100000000875***
BIK: ***044030875***
Address: ***34, ul. Sadovaya, St. Petersburg, 191023***

Account No.:	Purpose of account
40702810700180019023	***Settlement account***

No. ***5.***
Name ***Bank of Foreign Trade***
Full name ***Bank of Foreign Trade (Open Joint Stock Company)***
TIN: ***7702070139***
Corr. acc.: ***30101810700000000187***
BIK: ***044525187***
Address: ***37, ul.Plyushchikha, Moscow, 119992***

Account No.:	Purpose of account
40702810310000900009	***Settlement account (for settlements under corporate cards)***
40702810810001000495	***Settlement account***
40702840110001000495	***Current account***
40702840310001020495	***Special transit account***
40702840410001001495	***Transit account***
40702978010001001495	***Transit account***
40702978710001000495	***Current account***
40702978910001020495	***Special transit account***

No. ***6.***
Name ***OJSC Bank MENATEP Spb***
Full name ***Joint Stock Commercial Bank MENATEP Saint Petersburg - Open Joint-Stock Company***
TIN: ***7831001567***
Corr. acc.: ***30101810500000000763***
BIK: ***044030763***
Address: ***1, Nevsky pr., St. Petersburg, 191186***

Account No.:	Purpose of account
40702810200150100400	***Settlement account (for settlements under corporate cards)***

No. ***7.***
Name ***Vneshagrobank AKB***
Full name ***Joint Stock Commercial Bank Vneshagrobank (Open Joint-Stock Company)***
TIN: ***7703026580***
Corr. acc.: ***30101810300000000918***
BIK: ***044585918***
Address: ***33/2/5 Gagarinsky per. building 1, Moscow 121002***

Account No.:	Purpose of account
40702810000030000083	***Settlement account***

No.	*8.*
Name	*Vozrozhdenie OAO*
Full name	*Open Joint Stock Company Bank Vozrozhdenie*
TIN:	*5000001042*
Corr. acc.:	*30101810900000000181*
BIK:	*044525181*
Address:	*7/4 Luchnikov per. building 1, Moscow 101999*

Account No.:	Purpose of account
40702810103908740729	*Settlement account (for settlements under corporate cards)*
40702810303900140729	*Settlement account*
42101810003906140729	*Deposit account*

No.	*9.*
Name	*Dresdner Bank*
Full name	*Dresdner Bank Private Joint Stock Company*
TIN:	*7831000901*
Corr. acc.:	*30101810900000000813*
BIK:	*044030813*
Address:	*23 ul. Malaya Morskaya, St. Petersburg, 190000*

Account No.:	Purpose of account
40702810200002009225	*Settlement account*
40702840164082009225	*Transit account*
40702840500002009225	*Current account*
40702840600002909225	*Special transit account*

No.	*10.*
Name	*Inkombank AKB*
Full name	*(declared bankrupt by the award of the Court of Arbitration of Moscow dated 01.02.2000, No. A40-35610/98-95-27B)*
TIN:	
Corr. acc.:	
BIK:	
Address:	*41, ul. Komsomola, St. Petersburg, 195009*

Account No.:	Purpose of account
40702280602315003204	*Transit account*
40702756602315003204	*Transit account*
40702810802310003204	*Settlement account*
40702810802310003686	*Settlement account*
40702840102310003204	*Current account*
40702840102310003686	*Current account*
40702840602315003204	*Transit account*
40702840602315003686	*Transit account*

No.	*11.*
Name	*Mak-Bank KB OOO*
Full name	*MIRNINSKY COMMERCIAL BANK MAK-BANK (LIMITED LIABILITY COMPANY)*
TIN:	*1433001750*
Corr. acc.:	*30101810100000000766*
BIK:	*041117766*
Address:	*36 Pomorskaya ul., Arkhangelsk, 163000*

Account No.:	Purpose of account
40702810700100000072	***Settlement account***

No.	***12.***
Name	***MDM Bank Saint Petersburg***
Full name	***Public Joint-Stock Company MDM-Bank, Saint Petersburg***
TIN:	***7831000179***
Corr. acc.:	***30101810600000000809***
BIK:	***044030809***
Address:	***26, Nevsky pr., St. Petersburg, 191186***

Account No.:	Purpose of account
40702810710000003101	***Settlement account***

No.	***13.***
Name	***Moskovsky Delovoy Mir AKB***
Full name	***Joint-Stock Commercial Bank Moskovsky Delovoy Mir (Open Joint-Stock Company)***
TIN:	***7706074960***
Corr. acc.:	***30101810900000000466***
BIK:	***044525466***
Address:	***14, ul. Zhytnaya, Moscow, 113035***

Account No.:	Purpose of account
40702810800020002580	***Settlement account***
30601810300110024398	***Monetary funds records account***
40702810001170020001	***Settlement account***
40702810301170020028	***Settlement account***

No.	***14.***
Name	***Novobank NUCB OJSC***
Full name	***PUBLIC JOINT-STOCK COMPANY NOVGOROD UNIVERSAL COMMERCIAL BANK NOVOBANK***
TIN:	***5321029402***
Corr. acc.:	***30101810900000000746***
BIK:	***044959746***
Address:	***20, ul. Velikaya, Veliky Novgorod, 173003***

Account No.:	Purpose of account
40702810001000001212	***Settlement account***
40702840501004001212	***Special transit account***
40702840601001001212	***Current account***
40702840901002001212	***Transit account***
40702978101004001212	***Special transit account***
40702978201001001212	***Current account***
40702978501002001212	***Transit account***

No.	***15.***
Name	***Promsvyazbank AKB***
Full name	***Joint Stock Commercial Bank Promsvyazbank (Private Joint Stock company)***
TIN:	***7744000912***
Corr. acc.:	***30101810600000000119***
BIK:	***044583119***
Address:	***10, ul. Smirnovskaya, building 22, Moscow, 109052***

Account No.:	Purpose of account
40702810000020344772	***Settlement account***

40702840200021344774	***Transit account***
40702840600020344773	***Current account***
40702840800022344775	***Special transit account***
40702978100020344776	***Current account***
40702978300022344778	***Special transit account***
40702978700021344777	***Transit account***

No.	**16.**
Name	***Public Joint-Stock Company Industry and Construction Bank***
Full name	***Public Joint-Stock Company Industry and Construction Bank***
TIN:	*7831000010*
Corr. acc.:	*30101810200000000791*
BIK:	*044030791*
Address:	***38, Nevsky pr., St. Petersburg, 191011***

Account No.:	Purpose of account
40702810968000002655	***Settlement account***
40702810572000002533	***Settlement account***
40702810137000002059	***Settlement account (for settlements under corporate cards)***
40702810471000000808	***Settlement account***
42108810437000000010	***Deposit account***
40702840110005000739	***Current account***
40702840310005000788	***Special transit account***
40702840510005000740	***Transit account***
40702810537000001207	***Settlement account***
40702810351000003986	***Settlement account***

No.	*17.*
Name	***Promenergobank OJSC***
Full name	***Open Joint-Stock Company Promyshlenny Energetichesky Bank (Industry Energy Bank)***
TIN:	*3525018003*
Corr. acc.:	*30101810700000000797*
BIK:	*041946797*
Address:	***52, ul. Sotsialisticheskaya, Cherepovets, 162622***

Account No.:	Purpose of account
40702810600000000548	***Settlement account***

No.	*18.*
Name	***Saint Petersburg Bank of Reconstruction and Development***
Full name	***Commercial Bank The St. Petersburg Bank of Reconstruction and Development (Public Joint-Stock Company)***
TIN:	*7831001373*
Corr. acc.:	*30101810100000000891*
BIK:	*044030891*
Address:	***14, Izmaylovsky pr., St. Petersburg, 198005***

Account No.:	Purpose of account
40702810100000000214	***Settlement account***
40702840000000000038	***Current account***
40702840500000050038	***Special transit account***
40702840700000070038	***Transit account***

40702810400000000309	*Settlement account*
40702810700000000339	*Settlement account*

No. *19.*
Name *Svyaz-Bank AKB*
Full name *Inter-Regional Commercial Bank of Communication and Information Support Development (Public Joint-Stock Company)*
TIN: *7710301140*
Corr. acc.: *30101810900000000848*
BIK: *044525848*
Address: *7, ul. Tverskaya, Moscow, 103375*

Account No.:	Purpose of account
40702810400260300018	*Settlement account*
40702810700220000227	*Settlement account*
40702840300221000227	*Current account*
40702840300261000018	*Current account*
40702840600222000227	*Transit account*
40702840600262000018	*Transit account*
40702840900223000227	*Special transit account*
40702840900263000018	*Special transit account*
40702978200262000018	*Transit account*
40702978500223000227	*Special transit account*
40702978500263000018	*Special transit account*
40702978900221000227	*Current account*
40702978900222000227	*Transit account*
40702978900261000018	*Current account*
40702810500260100040	*Settlement account*
40702810600260000040	*Settlement account*
40702810700260000157	*Settlement account*

No. *20.*
Name *Northern Clearing Chamber CJSC*
Full name *CLOSED JOINT-STOCK COMPANY - NON-BANK CREDIT ORGANIZATION NORHTERN CLEARING CHAMBER*
TIN: *2901047470*
Corr. acc.: *30103810400000000309*
BIK: *041117309*
Address: *8, ul. Voskresenskaya, Arkhangelsk, 163061*

Account No.:	Purpose of account
30214810200000000023	*Settlement participants' account*
30214810600000000047	*Settlement participants' account*
30214810900000000048	*Settlement participants' account*

No. *21.*
Name *Northern Bank of the Savings Bank of Russia*
Full name *Northern Bank – a branch of the stock commercial Savings Bank of the Russian Federation (open joint-stock company)*
TIN: *7707083893*
Corr. acc.: *30101810500000000670*
BIK: *047888670*
Address: *8, pr. Oktyabrya, Yaroslavl, 150028*

Account No.: Purpose of account

40702810104040100694	*Settlement account*
40702810212230100131	*Settlement account*
40702810512230100132	*Settlement account*
40702810512030100180	*Settlement account*
40702810912030100181	*Settlement account*
40702810212290100249	*Settlement account*
40702810912290100248	*Settlement account*
40702810804180101332	*Settlement account*
40702810904180101274	*Settlement account*
40702810004010400026	*Settlement account (for settlements under corporate cards)*
40702810104010101678	*Settlement account*
40702810112000102155	*Settlement account*
40702810404010101679	*Settlement account*
40702810612000102066	*Settlement account*
40702810712000102173	*Settlement account*
40702810712270101603	*Settlement account*
40702810804010101677	*Settlement account*
40702810804010101680	*Settlement account*
40702810812000102154	*Settlement account*
40702840204010300543	*Special transit account*
40702840304010200543	*Transit account*
40702840404010100543	*Current account*
40702978004010100543	*Current account*
40702978804010300543	*Special transit account*
40702978904010200543	*Transit account*
40702810112090100167	*Settlement account*
40702810412090100168	*Settlement account*
40702810404240102121	*Settlement account*
40702810704240102164	*Settlement account*
40702810604010101699	*Settlement account*
40702810804010102074	*Settlement account*
40702810504010101692	*Settlement account*
40702810504010102073	*Settlement account*
40702810004210100317	*Settlement account*
40702810504210100325	*Settlement account*
40702810312150100069	*Settlement account*
40702810612150200070	*Settlement account*
40702810804100100397	*Settlement account*
40702810804100100423	*Settlement account*
40702810304140101636	*Settlement account*
40702810504140101698	*Settlement account*
40702810004260112355	*Settlement account*
40702810304140100271	*Settlement account*

40702810704260112257	*Settlement account*
40702810212300100278	*Settlement account*
40702810912300100277	*Settlement account*
40702810612180100195	*Settlement account*
40702810812180200196	*Settlement account*
40702810112210100138	*Settlement account*
40702810812210100137	*Settlement account*

No.	***22.***
Name	***North-West Bank of the Savings Bank of RF***
Full name	***North-West Bank - the branch of the Joint-Stock Commercial Savings of the Russian Federation (open joint-stock company)***
TIN:	***7707083893***
Corr. acc.:	***30101810500000000653***
BIK:	***044030653***
Address:	***2, ul. Krasnykh Tekstilshchikov, St. Petersburg, 193124***

Account No.:	Purpose of account
40702810225020000098	*Settlement account*
40702810425020105120	*Settlement account*
40702810143050100496	*Settlement account*
40702810243090100123	*Settlement account*
40702810343080100127	*Settlement account*
40702810343100100162	*Settlement account*
40702810643050109036	*Settlement account*
40702810743050100508	*Settlement account*
40702810243150100076	*Settlement account*
40702810543060100222	*Settlement account*
40702810543200100082	*Settlement account*
40702810843060100223	*Settlement account*
40702810451160191194	*Settlement account*
40702810651160101191	*Settlement account*
40702810851160161193	*Settlement account*
40702810851160171196	*Settlement account*
40702810951160101192	*Settlement account*
40702810120170100384	*Settlement account*
40702810420170100385	*Settlement account*
40702810655080111573	*Settlement account*
40702810655080120674	*Settlement account*
40702810520120100154	*Settlement account*
40702810520120100155	*Settlement account*
40702810251010199132	*Settlement account*
40702810551010199133	*Settlement account*
40702810651030100125	*Settlement account*
40702810951030100126	*Settlement account*
40702810143020111664	*Settlement account*
40702810225000103229	*Settlement account*
40702810243020112013	*Settlement account*

40702810320010101926	*Settlement account*
40702810351010102993	*Settlement account*
40702810541020403230	*Settlement account (for settlements under corporate cards)*
40702810941020003230	*Settlement account*
40702840420010301926	*Special transit account*
40702840520010201926	*Transit account*
40702840620010101926	*Current account*
40702978020010301926	*Special transit account*
40702978120010201926	*Transit account*
40702978220010101926	*Current account*
40702810455020124830	*Settlement account*
40702810020020102121	*Settlement account*
40702810320020102122	*Settlement account*
40702810325040127518	*Settlement account*
40702810725070100192	*Settlement account*
40702810625140000222	*Settlement account*
40702810625050000134	*Settlement account*
40702810725080000208	*Settlement account*
40702810925030100165	*Settlement account*
40702810255220114400	*Settlement account*
40702810355220116065	*Settlement account*
40702810151050103039	*Settlement account*
40702810251050100246	*Settlement account*
40702810951050100245	*Settlement account*
40702810951050102120	*Settlement account*
40702810055230116274	*Settlement account*
40702810955230103031	*Settlement account*
40702810443070100189	*Settlement account*
40702810743180100122	*Settlement account*
40702810843070100190	*Settlement account*
40702810051140100204	*Settlement account*
40702810351140140375	*Settlement account*
40702810751140100203	*Settlement account*
40702810751140120089	*Settlement account*
40702810151010198178	*Settlement account*
40702810151130101320	*Settlement account*
40702810451130100319	*Settlement account*
40702810451130100322	*Settlement account*
40702810751130102321	*Settlement account*
40702810155200109823	*Settlement account*
40702810455200109484	*Settlement account*
40702810425130133422	*Settlement account*
40702810151150102079	*Settlement account*

40702810151150110087	*Settlement account*
40702810251150100188	*Settlement account*
40702810551150100189	*Settlement account*
40702810020010101938	*Settlement account*
40702810320010101939	*Settlement account*
40702810151140101093	*Settlement account*
40702810251140130087	*Settlement account*
40702810451140101094	*Settlement account*
40702810651160181195	*Settlement account*
40702810625000103230	*Settlement account*
40702810755390129472	*Settlement account*
40702810055130125679	*Settlement account*
40702810220180100407	*Settlement account*
40702810920180100406	*Settlement account*
40702810043190100171	*Settlement account*
40702810143020111677	*Settlement account*
40702810143190100178	*Settlement account*
40702810243120100064	*Settlement account*
40702810243130100258	*Settlement account*
40702810343130107821	*Settlement account*
40702810343190100172	*Settlement account*
40702810643110100056	*Settlement account*
40702810643210100215	*Settlement account*
40702810943130100260	*Settlement account*
40702810020010101941	*Settlement account*
40702810551010102997	*Settlement account*
40702810720010101940	*Settlement account*
40702810851010102998	*Settlement account*
40702810925000103231	*Settlement account*
40702810255090104174	*Settlement account*
40702810755090116853	*Settlement account*
40702810043170100230	*Settlement account*
40702810143140100173	*Settlement account*
40702810743170100239	*Settlement account*
40702810620020102123	*Settlement account*
40702810920020102124	*Settlement account*

No.	*23.*
Name	*North-West Telecombank Private Company*
Full name	*North-West Telecombank Private Company*
TIN:	*7834000145*
Corr. acc.:	*30101810700000000822*
BIK:	*044030822*
Address:	*12, Baskov per., St. Petersburg, 191014*

Account No.:	Purpose of account
40702810200000001010	*Settlement account*

40702810500000001011	*Settlement account*
40702810100000001217	*Settlement account*
45201810700004372220	*Loan account*
40702840100000301217	*Special transit account*
40702840200000201217	*Transit account*
40702840300000101217	*Current account*
40702978700000301217	*Special transit account*
40702978800000201217	*Transit account*
40702978900000101217	*Current account*
40702810200000000590	*Settlement account*
42107810400001350590	*Deposit account*
40702840300000200011	*Transit account*
40702840500000301011	*Special transit account*
40702840700000101011	*Current account*
40702978100000301011	*Special transit account*
40702978200000201011	*Transit account*
40702978300000101011	*Current account*
40702810600000000776	*Settlement account*
40702810700000001219	*Settlement account*
40702810200000001007	*Settlement account*
40702810900000001006	*Settlement account*
40702810100000001013	*Settlement account*
40702810800000001012	*Settlement account*
40702810500000001008	*Settlement account*
40702810800000001009	*Settlement account*
40702810000000001016	*Settlement account*
40702810300000001017	*Settlement account*

1.3. Data on Issuer's auditor (auditors)

Full name: ***Ernst and Jang Vneshaudit Private Joint-Stock Company***
Abbreviated name: ***ZAO "Ernst and Jang Vneshaudit"***
Place of business: ***23 ul. Malaya Morskaya, St. Petersburg, 190000***
TIN: ***7717025097***
Tel: (812) 103-7800 Fax: ***(812) 103-7810***
e-mail: ***none***

Data on Auditor's license:
No. of license for auditing: ***E003246***
Date of issue: ***17.01.2003***
Period: ***till 17.01.2008***
Authority issuing the license: ***Ministry of Finance of the Russian Federation***

Fiscal year, for which the auditor independently checked the issuer's accounts and financial (book-keeping) reports: ***2002***

Factors are described that may have influence on independence of the auditor on the issuer, and measures are indicated that have been taken by the issuer and the auditor to reduce the influence of the said factors.

Issuer's auditor selection procedure:

The auditor is selected at the Annual General Meeting Of The Shareholders

The use of a tender procedure related to the selection of the auditor, and its basic conditions: ***no tender is provided for the selection***

Procedure of proposing a candidate to the position of the auditor for approval by the meeting of the shareholders (participants), including the management body taking the respective decision:

the shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares, and – in case of absence of a respective proposal from the shareholders – the Company Board of Directors, are entitled to include issues in the agenda of the annual general meeting of the shareholders and to propose candidatures of auditors

Information on the work performed by the auditor in the framework of special auditor assignments:

no such work has been done in the year under report

Information on any essential interests connecting the auditor (auditor's officials) with the issuer (issuer's officials): ***there are no essential interests connecting the auditor (auditor's officials) with the issuer (issuer's officials)***

Share of the auditor's (auditor's officials') participation in the authorized capital of the issuer: ***none***

Granting of borrowed funds by the issuer to the auditor (auditor's officials): ***no borrowed funds have been granted***

Any close business relations (participation in issuer's products (services) promotion, participation in joint business, etc.) or kinship: ***none***

Data on issuer's officials who are at the same time auditor's officials: ***no such parties***

Procedure of determining the auditor's remuneration amount: ***in compliance with the contractual terms***

Any postpones or outstanding payments for services provided by the auditor: ***none***

1.4. Data on the Issuer's Appraiser

Appraiser(s) employed by the issuer for:

determining the market value of issuer's fixed assets or real estate, for which the issuer carried out re-valuation as recorded in other sections of the quarterly report

Full name: ***LLC RosExpert Consulting and Analytical Centre***

Abbreviated name: LLC RosExpert

Place of business: no data

Telephone: (8172) 72-49-16

Fax: none

e-mail: none

License for valuation:

A.V. Shepelin – Certificate No. 4361 of 4th July 1997 issued by the Appraisal Academy RAA, Moscow.

M.B.Zhiromsky – Certificate No. N-680 of 7th October 1998 issued by MIPK REA named after G.V. Plekhanov

Information on valuation services provided by the appraiser: ***determining the market value of fixed assets***

Full name: ***Lair Expert Examination Centre***

Abbreviated name: LLC Lair

Place of business: no data

Telephone: (812) 552-9366

Fax: no data

e-mail: none

No. of license for valuation: no data
Date of issue: no data
Period: no data
Authority issuing the license: no data
Information on valuation services provided by the appraiser: ***determining the market value of fixed assets***

Full name: ***MKD Partner Private Company***
Abbreviated name: ZAO MKD Partner
Place of business:
Telephone:
Fax:
e-mail: none
No. of license for valuation:
Date of issue:
Period:
Authority issuing the license:
Information on valuation services provided by the appraiser:

1.5. Data on the Issuer's Consultants

Full name: ***Closed joint-stock company ABK Investment Company***
Abbreviated name: *CJSC IC ABK*
Place of business: ***10, Kamennoostrovsky pr., St. Petersburg, 197101, Russia***
Telephone: *(812) 230-7733*
Fax: *(812) 237-0650*
Address of the Internet page used by the financial consultant to provide information on the issuer: *http://www.avk.ru/siteDatabase.nsf/0/4B815029D15C97FFC3256DB90038ED3F*

No. of the license of a professional participant of the securities market for brokerage: ***178-03343-010000***
Date of issue: ***29.11.2000***
Period: ***without fixed period***
Authority issuing the license: ***Federal Commission for Securities Market of Russia***

No. of the license of a professional participant of the securities market for brokerage: ***178-03255-100000***
Date of issue: ***29.11.2000***
Period: ***without fixed period***
Authority issuing the license: ***Federal Commission for Securities Market of Russia***

Services provided by the consultant: ***consulting services in the framework of the bond loan issue of OJSC NWT.***

The consultant acts on the basis of contract No.30-OF of 24.04.2003 "Of Consulting Services", which terminates from the moment of registration of the Report on the Results of the Issue of series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care. No contract for monitoring of information disclosure had been made between OJSC NWT and CJSC IC ABK as of the end of the period under report.

1.6. Data on Other Parties Who Have Signed the Quarterly Report

there are no such parties

II. Key Information on the Financial and Economic Position of the Issuer

2.1. Indices of Issuer's Financial and Economic Operation

Index	Value
Value of Issuer's net assets, roubles	11 904 515 293
Ratio of the borrowed funds and the capital and reserves, %	37,4
Ratio of the short-term liabilities and the capital and reserves, %	30,5
Cover of debt service payments, roubles *	0,6
Outstanding debt level, % **	8,0
Net assets turnover rate, times	0,3
Turnover rate of accounts payable, times	1,0
Turnover rate of accounts receivable, times	1,8
Share of profit tax in profit before taxes, %	0,4

Note on the calculation method:

* – Debit turnover of accounts 66 and 67 for the 3rd quarter of 2003 has been used for the calculation as liabilities and interest to be paid off in the period under report.

** - The entire debt as of 30.09.03 that had not been paid within the period provided for by the contracts, irrespective of the time it was overdue, has been included in the outstanding debt.

Net assets mean the value of all assets of the company after deduction of all liabilities from their total amount. The difference between the net assets and the authorized capital is the initial index of the stability of the enterprise's financial position. As of 30.09.03 the company's excess of net assets over the authorized capital was 10,966,575 thousand roubles, or 1,169%, which shows reliability of the company's financial position.

The ratio of the amount of attracted funds to the capital and reserves (financial dependence factor of the organization) as of the end of the 3rd quarter of 2003 was twice less than the critical value, which is 80%, which is a sign of a high financial stability of the company. The share of current liabilities in the equity capital is 30.5%, while the share of fixed liabilities is -6.9%. The reason for that is that a part of the fixed liabilities turned into current liabilities in 2003. In October 2003 the company floated a long-term bond loan, the funds of which will be used to restructure the company's debt, so long-term sources of funds will prevail in the liabilities structure.

Debt service payment cover amounted to 60% in the period under report, i.e. the net profit and depreciation cover 60% of payments (principal amounts and interest) under short-term and long-term credits and loans made in the 3rd quarter. When appraising this index, it should be taken into account that the payments of the 3rd quarter were covered both from the profit of the 3rd quarter and from accumulated retained profit and depreciation payments.

The level of the outstanding debt as of 30.09.03 was 8% of the total debt of the company. It is important to note that the entire debt that had not been paid within the period provided for by the contracts, irrespective of the time it was overdue, has been included in the outstanding debt.

The return from net assets in the quarter under report was 30 kopecks per rouble of net assets, while in the 2nd quarter of the current year it was 25 kopecks per rouble. The reason for acceleration of the net assets turnover consists in the growth of receipts in the quarter under report by 10.5% as compared to the previous quarter with the net assets growth of 3.7%. Thus, a conclusion can be drawn that the assets use efficiency has grown in the company.

The accounts payable turnover was one-time, or 89.4 days, in the quarter under report. The average time of accounts payable re-payment was 84 days in the 1st half of the year; while the average time of accounts payable re-payment in inter-regional communication companies (MRK) controlled by OJSC Svyazinvest was 90.1 days in the 1st half of the year. Thus, the accounts payable re-payment time

increased in the 3rd quarter, which means an increase in the time of free crediting by suppliers and a decrease in the demand for own circulating capital.

The accounts receivable turnover was 1.8 times, or 51.4 days, in the quarter under report. In the 1st half of the year the accounts receivable turnover was 53.1 days, while this index for all inter-regional communication companies was 50 days. Thus, the accounts receivable turnover is increasing, which is a positive factor, as this means a decrease in the demand for own circulating capital.

2.2. Issuer's Market Capitalization

1998
Market capitalization of common stock: ***114,686,640 US dollars***
Market capitalization of preferred stock: ***11,323,017 US dollars***
1999
Market capitalization of common stock: ***126,155,304 US dollars***
Market capitalization of preferred stock: ***6,734,880 US dollars***
2000
Market capitalization of common stock: ***124,243,860 US dollars***
Market capitalization of preferred stock: ***12,627,900 US dollars***
2001
Market capitalization of common stock: ***198,683,926 US dollars***
Market capitalization of preferred stock: ***22,888,170 US dollars***
2002
Market capitalization of common stock: ***262,722,448 US dollars***
Market capitalization of preferred stock: ***42,525,797 US dollars***
3rd quarter of the year 2003
Market capitalization of common stock: ***329,322,957 US dollars***
Market capitalization of preferred stock: ***52,525,925 US dollars***

Description of the method for determining the Issuer's market capitalization:

market capitalization is calculated as a product of the number of shares of the respective category (type) by the weighted average price of a share of that category (type) calculated by 10 biggest transactions made through the organizer of trade in the securities market (RTS exchange) in the month preceding the month, in which the last quarter under report ends, or in the last month of each completed fiscal year, for which the issuer's market capitalization is indicated.

If, during the month mentioned in this clause, less than 10 transactions are made through the organizer of trade in the securities market, the weighted average price of a share shall be calculated by 10 biggest transactions made through the organizer of trade in the securities market for 3 months preceding the month, in which the last quarter under report ends, or for 3 last months of each completed fiscal year, for which information on the issuer's market capitalization is indicated.

If, during the 3 months mentioned in this clause, less than 10 transactions are made through the organizer of trade in the securities market or information on transactions made cannot be provided by the organizer of trade in the securities market for certain reasons, the method of determining the issuer's market capitalization on the basis of calculating the weighted average price of the shares permitted for circulation by the organizer of trade in the securities market shall not be used.

If issuer's shares are permitted for circulation by two or more organizers of trade in the securities market, the choice of the organizer of trade in the securities market for calculation of the weighted average price of the share shall be made by the issuer at its own discretion.

2.3. Issuer's liabilities

2.3.1. Accounts payable

Company's Account Payable as of 30.09.2003 with Due Date of Obligation Execution indicated

In roubles — The term of the payment

	As of 30.09.2003	Less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	more than 1 year
Accounts payable, total, including	4 379 990 463,00	1 833 816 624,00	384 903 908,00	601 670 299,00	71 136 182,00	678 612 950,00	809 850 500,00
Overdue accounts payable	353 977 882,00	0,00	353 977 882,00	0,00	0,00	0,00	0,00
Borrowed funds, total, including	1 434 399 003,00	649 695 303,00	359 903 328,00	2 600 000,00	10 924 182,00	341 317 690,00	69 958 500,00
Outstanding debt in respect of borrowed funds	353 977 882,00	0,00	353 977 882,00	0,00	0,00	0,00	0,00
Credits	610 272 123,00	610 272 123,00	0,00	0,00	0,00	0,00	0,00
Loans including:	824 126 880,00	39 423 180,00	359 903 328,00	2 600 000,00	10 924 182,00	341 317 690,00	69 958 500,00
bond loans	322 752 000,00	22 752 000,00	0,00	0,00	0,00	300 000 000,00	0,00
Other accounts payable - total	2 945 591 460,00	1 184 121 321,00	25 000 580,00	599 070 299,00	60 212 000,00	337 295 260,00	739 892 000,00
to suppliers and contractors	1 604 733 000,00	654 034 580,00	25 000 580,00	30 106 580,00	60 212 000,00	274 010 260,00	561 369 000,00
Notes payable	15 044 000,00	0,00	0,00	0,00	0,00	0,00	15 044 000,00
To affiliated parties of the issuer	6 126 000,00	0,00	0,00	0,00	0,00	6 126 000,00	0,00
In respect of labour remuneration	114 449 265,00	114 449 265,00	0,00	0,00	0,00	0,00	0,00
indebtedness to budget and out-of-the-budget funds, including	276 225 476,00	276 225 476,00	0,00	0,00	0,00	0,00	0,00
overdue one	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other accounts payable	929 013 719,00	139 412 000,00	0,00	568 963 719,00	0,00	57 159 000,00	163 479 000,00

Within the accounts payable of the issuer for the respective period under report, there are no creditors with at least 10 percent of the total amount of accounts payable.

2.3.2. Issuer's Crediting History

OJSC North-West Telecom had not had and did not enter during the 3rd quarter of 2003 into any agreements of credit or any agreements of loan, the amount of principal debt under which as of 30.09.03 would be 10 or more per cent of the value of net assets of the Company.

2.3.3. Issuer's Liabilities of Security Granted to Third Parties

Issuer's liabilities of security granted to third parties as of 30.09.03:

No.	Item	Amount, (thousand roubles)
1	Issuer's liabilities of security granted to third parties, total:	1 196 075,19
	Including:	
2	Security granted on Issuer's liabilities	653 468,19
3	Sureties of the Issuer for third parties	542 607,00

OJSC North-West Telecom has no liabilities of security granted to third parties, the amount of which would exceed 5 % of the Company's assets.

2.3.4. Other liabilities of the Issuer

none

2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of Floating the Issued Securities

Indicate the goals of the issue and areas of using the funds received as a result of floating the issued securities: ***it is planned that the funds obtained from floating the bonds will be used for development of OJSC North-West Telecom's investment programmes, as well as for restructuring the rouble and currency debt of the Company in order to reduce its service costs.***

2.5. Risks Related to Acquisition of Floated Issued Securities (to be Floated)

2.5.1. Industry Risks:

Main industry risks for the Issuer may be reduced to the following:

1) Strengthening of Competition

The Issuer is facing a growing competition from other operators, which may lead to a reduction of the operation margin, a decrease in the market share and a reduction of the price of our services.

The Russian market of telecommunication services is becoming very competitive. The trend of the Russian Government's licensing policy consists in increasing the competition between suppliers of telecommunication services. The Ministry of Communication has abandoned the principle of issuing exclusive licenses for each technological standard for a region, and adopted the principle of issuing several licenses covering the same territory. Competitors of OJSC North-West Telecom are in a more favourable position, as they are free in choosing services to be provided and a price policy, unlike the Issuer who has to bear the social burden and is restricted in the possibility of changing the rates.

In this respect, mobile communication operators are the strongest competitors of the Issuer. MTN and MegaPhone have already won significant shares of the market. By the moment, another operator – Biline (OJSC Vympelcom) has started its operation in the cellular communication services market.

2) State Regulation of the Industry

In compliance with the legislation of Russia, a license has to be obtained for provision of communication services. Uncertainty in the regulation in respect of prolonging our licenses may lead to incapability of prolonging our licenses or to an increase of our obligations and a reduction of our rights according to the conditions of prolonged licenses, which increases expenses and may limit the area of communication services provision.

The period of our licenses expires at different times in the range of the years 2003 – 2012 and can be prolonged after submitting an application to the Ministry of Communication. Officials in the Ministry of Communication may decide anything as to prolonging the licenses, and we cannot be sure whether our licenses will be prolonged or not. Besides, even if they are prolonged, this may take place with extra obligations, including extra fees, or with a reduced coverage area. If we are not able to prolong our licenses or get renewed licenses on conditions similar to the current conditions, the scope of services provided by us and the number of subscribers may decrease.

Besides licensing, there are other possible risks related to the state regulation of the industry, the level of which is quite high due to the strategic significance of the industry.

3) Decrease in the Solvent Demand for Provided Communication Services

A reduction of company's receipts may also be caused by a decrease in the demand for provided services. Such a reduction is possible in different situations, e.g. in case of higher inflation (see

inflation risks), growth of rates as a result of increased costs, in case of a general decrease in solvent demand and in other cases.

However, on the whole industry risks are evaluated as minimal, for as a result of industry enterprises restructuring, OJSC North-West Telecom has acquired the status of a natural monopolist in the entire North-Western region, and the resistance of such companies to unfavourable conditions of the environment is very high.

In case of unfavourable development of the situation in the region, the issuer plans to:

- *optimize the structure of production expenses;*
- *reduce enterprise's expenses, including reduction and revision of issuer's investment policy;*
- *change the structure of provided services for the purpose of maximizing the income of the enterprise.*

2.5.2. Country Risks and Regional Risks

Forecast of the influence of situation changes in the region on the Issuer's operation and on performance of the obligations under bonds. Issuer's actions in case of adverse effect of changes on the operation.

A deterioration of the economic situation in the North-Western region may take place in case of material changes in the economic situation in Russia, including drastic changes in the exchange rate of the national currency, which may entail a reduction of the number of industrial and agricultural enterprises of all forms of ownership operating in the region, a growth of unemployment and a slowdown of the population's solvent demand.
Such developments would result in a suspension of implementing the Issuer's investment programme, a reduction of the volume growth of communication services provided by the Issuer in the territory of the region and a growth impairment of the income base.
In such a case, the Issuer will fulfil the obligations under bonds through Company's income from operation, and, if necessary, it will attract short-term loans from commercial banks for that purpose.

2.5.3. Financial Risks

Changes of the currency exchange rate may increase our expenses, reduce our reserves or hamper repayment of our debts.

Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer. During the recent several years there has been a significant fluctuation of the rouble as compared to the main world currencies, which has been mainly expressed in the fall of the exchange rate of the rouble. The Central Bank of RF has imposed various restrictions on trading operations involving foreign currency, trying to support the rouble exchange rate. The capability of the Government and of the Central Bank of RF to support a stable rouble exchange rate will depend on many political and economic factors. These factors include the capability of funding the budget deficit without resorting to issuing banknotes, control of the inflation level and maintaining sufficient foreign currency reserves to support the rouble exchange rate.

A certain part of expenses and liabilities of the Issuer is nominated in foreign currency or rigidly tied to the exchange rate of such foreign currencies as the US dollar and Euro. This includes, among other things, investment and borrowing. E.g., the share of foreign suppliers in the structure of the supplies of inventory holdings for the year 2002 is 25.99%.

Besides, there are significant loans provided to us by Vnesheconombank (Foreign Economic Bank) expressed in Euros or tied to the exchange rate of Euro. As to the latter type of loans (tied to Euro), in compliance with the accounting policy pursued by us, we carry out revaluation at the moment of repaying a debt only. As of 1st January 2003, the amount of sum differences under contracts with Vnesheconombank was 143 MIO roubles. The amount has not undergone any serious changes later.

Thus, a further devaluation of the rouble relative to the main world currencies may have an adverse effect on the Issuer by increasing expenses in roubles. In case of a decrease of the rouble exchange rate ahead of the increase of the rates for services, the Issuer may experience difficulties in payment or re-financing of a debt in foreign currency.

We will not be able to eliminate this risk by tying our rates to the US dollar/Euro exchange rate because of the state regulation of rates for most of the communication services provided by us.

A significant devaluation of the rouble (e.g., by 25-50%) can make it more difficult for the Issuer to fulfil the obligations under the Bonds, as in such a case even the respective increase of rates may become insufficient to make up the drop in the volume of services in kind, which will be caused by the slowdown of the population's purchasing capacity. In such a case, OJSC North-West Telecom is planning to take the following measures:
- optimize costs, including measures to limit expenses for wages;
-revise the investment programme;
- take measures to increase the turnover of the accounts receivable.

At the same time, under the current conditions of stabilization of the economy and a significant increase of the gold and exchange currency reserves of the Central Bank of RF, most forecasts predict a low level of rouble devaluation, at least relative to the US dollar, or even some strengthening of the rouble, which may, vice versa, have a positive effect on operational profitability of the company.

The risk of the influence of inflation may arise if the received monetary income is devalued from the standpoint of the real purchasing power of money quicker than it is growing nominally. Inflation growth leads to increased expenses of the enterprise due to the growth of suppliers' prices. This is made up by indexing from time to time the prices of the services provided by the Issuer, in the amount agreed upon with the Ministry of Antimonopoly Policy and taking into account the inflation rate. However, with a considerable inflation level, such indexing may fail to correspond to the costs level, which may lead to increased expenses of the enterprise (because of the increased prices of fixed assets) and, as a consequence, to a drop in profits of the Issuer and, respectively, in the profitability of its business. This is aggravated by the fact that inflation is usually accompanied by devaluation of the rouble, and in such a case the currency risks are actualized, too.

Besides, a growth of inflation will lead to an increase in the value of borrowed funds for the Issuer, which may result in a shortage of the enterprise's circulating funds. On the other hand, according to the Issuer, inflation levels with which OJSC North-West Telecom may have difficulties in fulfilling its obligations to bond holders are much higher than the inflation level planned in the Russia's federal budget for the year 2003 – 12% per annum, being 30%--40% per annum.

The main inflation-related risk of the Issuer is an increase in the prime cost in respect of material and fuel resources, which is far ahead of the change in the rates for communication services.

In case of inflation growth, the issuer is planning to take measures to limit the growth of expenses and to pay special attention to increasing the turnover of circulating assets, including a change in the existing contractual relations with the consumers for the purpose of reducing the accounts receivable of buyers.

2.5.4. Legal Risks

There are no legal risks related to the operation of OJSC North-West Telecom, including any risks related to any changes in the laws on currency, taxation, customs, etc., that could have an adverse effect on the results of current judicial proceedings, in which it is participating.

2.5.5. Risks Related to Operation of the Issuer

There are no such risks

III. Detailed Information on the Issuer

3.1. The History of the Issuer's Foundation and Development

3.1.1. Data on the Issuer's Official Name (Name)

Full official name: ***Open Joint-Stock Company North-West Telecom***
Abbreviated official name: ***OJSC North-West Telecom***
The current name was introduced on: ***10.12.2001***
Grounds for the introduction of the current name: ***the name has been introduced in compliance with the decision of the general meeting of the shareholders of 28.11.2001, Minutes No.1***

Previous names of the Issuer

Full official name: ***Petersburg Telephone Network Open Joint-Stock Company***
Abbreviated official name: ***OJSC PTN***
The name was introduced on: ***16.05.1996***
Ground of introducing the name: ***the name has been introduced in compliance with the decision of the general meeting of the shareholders of 18.04.96, Minutes No.1, in order to bring the name in line with the Civil Code of RF and the Federal Law On Joint-Stock Companies***

Full official name: ***Petersburg Telephone Network Public-Type Company***
Abbreviated official name: ***OTJSC PTN***
The name was introduced on: ***06.05.1993***
Ground of introducing the name: ***the name has been introduced as a result of re-organization of the state communication and information engineering enterprise The Leningrad City Telephone Network Awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation of 01.07.92 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Stock Companies"***

3.1.2. Data on the state registration of the Issuer:

Date of the Issuer's state registration: *6.05.1993*
No. of the certificate of registration by the state (or any other document confirming the registration of the Issuer by the state): *2717*
Authority of state registration: ***Registration Chamber of St. Petersburg Mayor's Office***

According to the data indicated in the certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002:
Basic state registration No. of the legal entity: ***1027809169849***
Date of registration: ***17.07.2002***
Name of registering authority: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***

3.1.3. Data on Issuer's foundation and development

Period of the issuer's existence from the date of its registration by the state: ***10 years and 4 months***
Date, to which the issuer will exist: the issuer was established for an unlimited period.

HISTORY OF ISSUER'S FOUNDATION AND BUSINESS

Brief Description of the History of Issuer's Foundation and Business

The enterprise providing telephone communication for St. Petersburg – Petrograd – Leningrad - St. Petersburg was established in 1882 when the rights of arranging and operating telephone communications in St. Petersburg were granted to the international company Bell's Telephones.

In compliance with the Decree of the RF President No. 721 of July 1, 1992 On Organizational Measures for Transformation of State-Run Enterprises ... into Joint-Stock Companies, privatization of the State-Run Leningrad City Telephone Network (LGTS) started.

On July 14, 1992, on the basis of the Order for the LGTS, a privatization commission was formed. From July to September 1992 the foundation documents of the Company were prepared (Articles of Association, Privatization Plan, Property Evaluation Statement, etc.).

On April 8, 1993, Resolution No. 613-r of GKI (State Committee for Property) of RF On Privatization of LGTS was signed.

On May 6, 1993, the Registration Chamber of the St. Petersburg Mayor's Office issued the Certificate of Registration of the Open Type Joint-Stock Company Petersburg Telephone Network (JSC PTN), and on May 31, 1993, the Financial Board of the St. Petersburg Mayor's Office registered the issue of AO PTN's stock.

In 1996 OTJSC PTN was transformed into OJSC PTN, and respective amendments were introduced to the Articles of Association.

On November 28, 2001, on the basis of a decision of an extraordinary General Meeting of the Shareholders, in the framework of re-organization in the form of affiliation of 8 telecommunication operators of the North-Western region with OJSC PTN, the latter was transformed into OJSC North-West Telecom, and then the respective amendments were introduced to the Articles of Association.

On 17th July 2002 OJSC North-West Telecom was re-registered by the Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg and received its basic registration No.: 1027809169849.

On 31st October 2002 the following companies providing telecommunication services in the territory of the North-Western Federal District were affiliated with OJSC North-West Telecom:

- *Public Company Artelecom of Arkhangelsk Oblast*
- *Murmanelectrosvyaz Open Joint-Stock Company*
- *Novgorodtelecom Open Joint-Stock Company*
- *Open Joint-Stock Company Electrosvyaz of Pskov Oblast*
- *Cherepovetsectrosvyaz Public Company*
- *Public Company Electrosvyaz of Vologda Oblast*
- *Public Company Electrosvyaz of Kaliningrad Oblast*
- *Open Joint-Stock Company of the Republic of Karelia.*

Later the affiliation of Open Joint-Stock Company Svyaz of the Komi Republic and Open Joint-Stock Company Lensvyaz is expected.

Goals of Establishing the Issuer

The main goals of establishing the North-West Telecom Open Joint-Stock Company are to organize and provide local telephone services and, starting from December 28, 2000, long-distance and international telephone communication services for subscribers in the territory of St. Petersburg and Leningrad Oblast and after affiliation of 8 telecommunication operators of the North-Western Federal Region, the company provides telecommunication services within all the North-Western Federal Region, excluding Leningrad Oblast and Komi Republic

OJSC North-West Telecom also provides accompanying communication services, such as leasing out channels for data transmission of automated control, telegraph and broadcasting systems, renders radiotelephone communication services and reference services, and Internet access services.

MISSION

Providing all kinds of telecommunication services to the population and organizations of St. Petersburg and the North-West of Russia in interaction with local and federal authorities, using up-to-

date technologies and labour of skilled workers and retaining the leading positions among communication operators.

3.1.4. Contact Information

Place of issuer's business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia***

Location of the standing executive body of the issuer: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia***

Telephone: ***(812) 315-4706***

Fax: ***(812) 110-6277***

e-mail: office@nwtelecom.ru

URL of the page in the Internet with information on the Issuer and on securities issued and/or to be issued by it: ***http://www.nwtelecom.ru/***

Location of the special division of the issuer for work with shareholders and investors of the issuer: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia***

Telephone: ***(812) 312-0381***

Fax: ***(812) 325-8323***

e-mail: ***vsmyslov@ptn.ru***

3.1.5. Taxpayer Identification Number

7808020593

3.1.6. Issuer's branches and representative offices

Name: ***Artelecom of Arkhangelsk oblast***
Date of opening: ***11.07.2002***
Place of business: ***45, Troitsky prospekt, Arkhangelsk, 163061, Russia***
Manager: ***Vladimir Ivanovich Belokaminskiy***
Period of power of attorney: ***31.12.2003***

Name: ***Murmanelectrosvyaz***
Date of opening: ***11.07.2002***
Place of business: ***82-a, pr. Lenina, Murmansk, Russia, 183038***
Manager: ***Vitaly Stanislavovich Vitman***
Period of power of attorney: ***31.12.2003***

Name: ***Novgorodtelecom***
Date of opening: ***11.07.2002***
Place of business: ***2, ul. Lyudogoshcha, Veliky Novgorod, 173001, Russia***
Manager: ***Nikolay Pavlovich Emelyanov***
Period of power of attorney: ***31.12.2003***

Name: ***Petersburg Telephone Network***
Date of opening: ***18.12.2001***
Place of business: ***24, ul. Bolshaya Morskaya, St. Petersburg, Russia***
Manager: ***Igor Nikolayevich Samylin***
Period of power of attorney: ***31.12.2003***

Name: ***Cherepovetselectrosvyaz***
Date of opening: ***11.07.2002***

Place of business: *29, ul. Kommunistov, Cherepovets, Vologda Oblast, 162602, Russia*
Manager: *Yury Alexandrovich Pochekin*
Period of power of attorney: *31.12.2003*

Name: *Electrosvyaz of Vologda Oblast*
Date of opening: *11.07.2002*
Place of business: *4, Sovetsky prospekt, Vologda, 160035, Russia*
Manager: *Alexandr Alexeyevich Kliman*
Period of power of attorney: *31.12.2003*

Name: *Electrosvyaz of Kaliningrad Oblast*
Date of opening: *11.07.2002*
Place of business: *24, ul. Bolnichnaya, Kaliningrad, 236024, Russia*
Manager: *Alexandr Vladimirovich Andreyev*
Period of power of attorney: *31.12.2003*

Name: *Electrosvyaz of the Republic of Karelia*
Date of opening: *11.07.2002*
Place of business: *5, ul. Dzerzhinskogo, Petrozavodsk, the Republic of Karelia, 185000, Russia*
Manager: *Sergey Mikhaylovich Gavryushev*
Period of power of attorney: *31.12.2003*

Name: *Electrosvyaz of Pskov oblast*
Date of opening: *11.07.2002*
Place of business: *5, Oktyabrsky pr., Pskov, 180000, Russia*
Manager: *Nikolay Alexeyevich Shalnev*

Period of power of attorney: *31.12.2003*

3.2. Basic Business Activities of the Issuer

3.2.1. Branch to which the Issuer belongs

Codes of basic branch areas of the issuer's activities according to the OKVED classifier:

Basic code: *64.20.11*

Other codes: *64.20.3; 64.20.22; 64.20.21; 64.20.12*

3.2.2. Basic Business Activities of the Issuer

Types of products (works, services) that have produced over 10% of the Issuer's sales (receipts) volume in the quarter under report

Long-distance and international telephone connections, thousand min.
In compliance with the resolution of the Government of RF dated 26.09.97 No. 1235 (version of 14.01.02) "On Approval of the Rules for Provision of Telephone Communication Services": Long-distance telephone communication is a telephone connection between users situated in the territory of different entities of the Russian Federation or different administrative districts of one entity of the Russian Federation (except for districts within a city);

International telephone communication is a telephone connection between a user situated in the territory of the Russian Federation and a user situated in the territory of another state.
Volumes of provided long-distance and international communication services are measured in thousands of minutes of calls. The price of the service is determined in roubles and kopecks per minute of a call (depending on the distance between the issuer's subscriber and the user with whom the telephone connection is provided, the type of subscriber and the discounts applied).

Local telephone communication services (city telephone communication, rural telephone communication), subscriber fee system
In compliance with the Resolution of the Government of RF dated 26.09.97 No. 1235 (version of 14.01.02)
"On Approval of the Rules for Provision of Telephone Communication Services", local telephone communication is a telephone connection between users situated within one inhabited locality or administrative district.
Volumes of provided local telephone communication services are measured by the number of serviced subscribers (telephone lines) of all types (population, budgetary organizations, commercial organizations). The price of the service is determined as the monthly subscriber fee for servicing and is established by the issuer upon agreement with the regulating state authority for each type of subscriber.

Long-distance communication is the most profitable area of the issuer's business. The amount of income from provision of long-distance communication services depends on the number and duration of telephone calls and on the rates for the said telephone calls. Provision of local telephone connections holds the second place by the size and share of income.
On the whole, the dynamics of prices for the Issuer's services for the period in question manifested itself in a trend towards an increase, which is caused by the growth of rates approved by the Ministry of Antimonopoly Policy of RF.

3.2.3. Basic Types of Products (Jobs, Services)

Dynamics of Changes in the Selling Prices of Products (Jobs, Services):

Index	the 2nd quarter of 2003	the 3rd quarter of 2003
Product 1 - Long-distance and international telephone connections, thousand min.		
Volume of product 1 production, thousand min (Long-distance and international telephone connections, outbound)	337 378	333 421
Price of product 1, thousand roubles	0,00340	0,00353
Volume of receipts from long-distance and international communication, thousand roubles	1 146 709	1 177 146
Share of the total amount of receipts,%	39%	37%
Product 2: Local telephone communication services (city and rural telephone communication)		
Volume of product 2 production, pcs. (Number of users of the service – number of city and rural telephone communication subscriber sets, without payphones)	3 543 447	3 561 278
Price of product 2, thousand roubles	0,12347	0,14469
Volume of receipts from local telephone communication, thousand roubles	1 312 501	1 545 893
Share of the total amount of receipts,%	44%	49%
Total amount of receipts, thousand roubles	2 957 601	3 177 697
Consumer price index, % (State Committee of Russia for Statistics) in % of the last month of the previous quarter		100,60%

The sales system is described for each of the indicated basic types of products (jobs, services) of the issuer in per cent of the general sales volume:

Index	Quarter
	3rd quarter of 2003
Long-distance and international telephone connections, thousand min.,	
Direct sales, %	100
Own trading network, %	-
Controlled trading network, %	-
Local telephone communication services (city telephone communication, rural telephone communication), subscriber fee system.	
Direct sales, %	100
Own trading network, %	-
Controlled trading network, %	-

Structure of Issuer's expenses for the production and sales of products (jobs, services) by the listed items in per cent of the total prime cost:

Expenses Item	3rd quarter of 2003
Raw materials, %	3,93%
Acquired componentry, semi-finished items, %	0,00%
Jobs and services of production nature, performed by external organizations,%	27,95%
Fuel, %	0,91%
Energy, %	1,90%
Expenses for wages, %	30,66%
Interest on loans, %	0,00%
Rental, %	1,78%
Deductions for social needs, %	9,17%
Depreciation of fixed assets, %	11,82%
Taxes included in products prime cost, %	0,27%
Other expenses (explain), %	11,61%
depreciation of intangible assets, %	0,00%
remuneration for innovations, %	0,00%
obligatory insurance payments, %	1,53%
representation (entertainment) expenses, %	-0,12%
other, %	10,21%
Total: expenses for production and sales of products (jobs, services) (prime cost), %	100,00%
Returns from sales of products (jobs and services), %	100,00%

At the moment, separate accounting of expenses by types of communication services is in the stage of introduction, therefore the structure of expenses is presented in general, without separation by communication services.

No design of new product types is planned by OJSC North-West Telecom: the Company is planning to do its business in the framework of the active licenses.

The accounts and calculations mentioned in this clause have been prepared in compliance with RSBU (Russian Accounting Standards).

3.2.4. Names of the issuer's suppliers, on whom 10% and more of all inventory

holdings supplies fall, with the indication of their shares in the total volume of supplies

The Issuer does not have any suppliers, on whom at least 10% of all inventory holdings supplies fall.

In the 3rd quarter of the year 2003 the share of imports in all inventory holdings supplies to the Company was 2%.

Forecasts of the accessibility of material assets sources are estimated as favourable. The key sources of material assets are reliable and long-term partners of the Issuer, whose production activities are aimed at telecommunication companies who are the main consumers. No changes in the structure of material assets suppliers are planned. The offer of producers and sellers of imported products used in the Issuer's production activities considerably exceed the Issuer's demand for them. Thus, no difficulties in accessibility of material assets sources are expected.

3.2.5. Issuer's Products (Jobs, Services) Sales Markets

The key buyers of the Issuer's products are enterprises of all forms of ownership, and individuals of the North-Western region. There are no consumers of Issuer's products, on whom at least 10% of the total receipts from Issuer's sales fall.

Possible adverse factors that may affect the sales of the Issuer's products are:
- Deterioration of the legal, political and economic situation in the country and in the Issuer's business region;
- Intensification of investment in alternative telecommunication enterprises of the Issuer's business region;
- State regulation of the company's commercial activities.

3.2.6. Practice of activities in respect of circulating capital and inventories

The Issuer's policy in respect of reserves is set forth in the Provisions on the Accounting Policy of OJSC North-West Telecom.

Inventories (raw materials and goods) are taken for accounting on the basis of the actual expenses for their acquisition or manufacture.
Evaluation of retiring inventories (except for precious metals) is carried out according to the average prime cost.

Turnover ratio and its calculation methods:

The inventories turnover ratio (ITR) reflecting the inventories use rate is calculated as follows:
ITR = line 010 (form 2 of the accounting report) / ((Ib + Ie)/2)

where Ib is the value of inventories as of the beginning of the period (line 210 (form 1 of the accounting report)),
and Ie is the value of inventories as of the end of the period (line 210 (form 1 of the accounting report))

As of the end of the 3rd quarter of the year 2003, the turnover ratio was 13.39 times.

3.2.7. Raw Materials

Due to the peculiarities of OJSC North-West Telecom's activities, whose key business area is the provision of communication services, no raw material resources are used.

3.2.8. Key Competitors

Competitive conditions of Issuer's business. Markets in which the Issuer operates or intends to operate. Principal existing and expected competitors.

1. MegaPhone, North-Western branch
The company provides services of local, long-distance and international cellular communication in the GSM digital standard, in the frequency band of 900 and 1800 MHz.
Territory – Oblasts: Leningrad, Arkhangelsk, Vologda, Murmansk, Novgorod, Kaliningrad and Pskov Oblasts; cities: St. Petersburg; Republics: Karelia.
The key clients of the company are residents of St. Petersburg and Leningrad Oblast with medium and high income. There are many corporate clients from all industries among clients of the company.
MegaPhone is the leader of the cellular communication market of St. Petersburg, its market share being 57%.
Strengths: high quality of provided services, well-developed own network, many corporate clients, a wide range of digital cellular communication services, and unification of North-Western GSM and Megaphone into a single network, due to which the company has significantly expanded its geographic presence in the Russian and foreign markets.
2. Golden Telecom, a branch in St. Petersburg
Services: local, long-distance and international telephone communication, dial-up and dedicated access (SDSL) to the Internet, ISDN network services (telephony, video conference communication, Internet), Frame Relay (Internet, data transmission), co-location, web-hosting (registration of domains and placement of web-servers).
Territory – Oblasts: Moscow, Leningrad, Pskov and Kaliningrad Oblasts; cities: St. Petersburg, Moscow.
The company is mainly aimed at the corporate and mass market, small- and medium-size companies, and it is from the business sector that gains the bulk of its income.
The company owns 19% of the Russian Internet services and data transmission market, having 140 points of presence in Russia at its disposal.
Strengths: high quality and wide range of provided services; introduction of new services; a flexible rate policy; merger with bigger communication operator companies. The company has united with the Sovintel company.
At the moment, the company has over 100 employees.
General financial indices for the year 2002:
- (net) receipts from sales: $199 MIO;
- sales profit before depreciation (EBITDA): $61 MIO.
It is expected that in 2003 the receipts will grow by 60% to $318 MIO, while EBITDA will grow by 89% to $116 MIO. Later, Golden Telecom will be growing by 8-9% per year.
3. Equant/Global One, the St. Petersburg Representative Office
Services: local, long-distance and international telephone communication (including CONTACT card and Global Calling Card), dial-up and dedicated access to the Internet, services of X.25, Frame Relay, ATM, ISDN, data and message transmission, corporate networks, end-to-end solutions, video conferences, unification of local networks, solutions of IP-telephony for operators (including those using telephone cards), access to electronic auctions, the Reuters dealing systems, the interbank payment system SWIFT, to international systems of electronic payments and money transfer, web-hosting, web-design;
Territory: national network. The company has representative offices in 14 major Russian regions, over 100 partner organizations deal with distribution in Russia; there is an up-to-date communication network with access from 220 countries, including 300 cities of Russia, CIS and Baltic countries.
Strengths: a wide range of services, constant introduction and improvement of new services, provision of comprehensive servicing, a well-developed infrastructure, high quality of services.
Weaknesses: the company adheres to a conservative manner of development, there are high prices of services.
Structure of income (according to the company's data): local, long-distance and international telephony - 30-40%, dedicated access to the Internet - 25%, data transmission - 5-10%, services to communication operators – 20%. The company owns 19% of the Russian Internet services and data transmission market, having 300 points of presence in Russia at its disposal.

The most profitable for the company are communication operators, transport (mainly, sea transport), industrial enterprises and commercial banks. The company mainly specializes in the construction of corporate data transmission networks and aims at end-to-end solutions.
There are about 30 employees in St. Petersburg (about 600 in Moscow and in Russia on the whole).
4. PeterStar
Services: local, long-distance and international telephone communication (including that by telephone cards), organization of dial-up and dedicated high-speed digital data transmission channels, wireless access to the telephone network, data transmission services using the ATM, ISDN and Frame Relay technologies, as well as wideband access, Long Reach Ethernet, DSL, dial-up and dedicated access to the Internet, corporate networks construction, video conference communication, office telephone exchanges with installation on a turnkey basis and complete maintenance, connection to external trading and information systems, the 777 operator services for clients.
Territory: national network.
Strengths: high quality and wide range of provided telecommunication services, constant design and introduction of new services.
Weaknesses: high rates for the services, payment for outbound calls.
The main source of the company's income is the business sector (up to 95%), the rest being the population (up to 5%). The company occupies 27.4% of the business telephony market; 7% of the mass Internet access market; and 39.4% of the data transmission market (according to the results of the year 2001).
About 400 employees work for the company.
5. MTS (Telecom XXI)
The company provides services of local, long-distance and international cellular communication in the GSM digital standard, in the frequency band of 900 and 1800 MHz.
Territory – Oblasts: Leningrad, Arkhangelsk, Vologda, Murmansk, Novgorod, Kaliningrad and Pskov Oblasts; cities: St. Petersburg; Republics: Karelia.
The key clients of the company are residents of St. Petersburg and Leningrad Oblast with medium and high income. The company has acquired its clients base (more than 500,000 people) due to a powerful advertising campaign and competitive rates.
The share of MTS in the cellular communication market of St. Petersburg as of the end of February 2003 was 36%.
Strengths: rate plans for cellular communication services provision, that are new for St. Petersburg; rapid construction of new base stations in Leningrad Oblast, a wide range of telecommunication services, flexibility of rate plans; the services of the company are intended for people with medium and high income, which, in its turn, has significantly increased the number of subscribers with medium income. Weaknesses: the network has been built starting from the beginning of the year 2002; and in spite of the rapid development rate, there happen some failures in its operation, which, in its turn, affects the quality of provided services.
There are over 700 employees in St. Petersburg and over 300 in the North-West branches.
6. National Payphone Network
Payphone Communication Services.
Territory – Republics: Karelia, Komi, Tatarstan; Krays: Krasnodar Kray; Oblasts: Arkhangelsk, Volgograd, Vologda, Ivanovo, Kaliningrad, Leningrad, Moscow, Murmansk, Nizhny Novgorod, Novgorod, Pskov, Rostov, Saratov, Sverdlovsk and Ulyanovsk Oblasts; cities: St. Petersburg, Moscow.
Strengths: development of a single payphone network all over Russia.
Weaknesses: at the moment, the level of single payphone network coverage of entire Russia is not very high, people cannot use a TC from a home telephone set.
The bulk of the company's services consumers are the residents of the city. The bulk of the income is gained from the population, and only 10-15% is the income from the business sector.
150 persons work for the company.
7. BCL
Services: local, long-distance and international telephone communication (including that on the basis of own network of payphones), dial-up and dedicated access to the Internet (including that on the basis of Ethernet in business centers), access via dedicated channels in Moscow and in over 30 countries of the world on the conditions of One Stop Shopping, data transmission services (using the Frame Relay and ATM technologies, on the basis of dedicated channels, by the X.25 protocol), installation of digital P.A.X. – of the leading producers of telecommunication equipment; Avaya and Nortel - Definity, Meridian or

Mercator, web-hosting, colocation, e-mail exchange, services of transit and termination of VoIP traffic, services of leasing dedicated channels.
Territory – Republics: Karelia, Komi; Oblasts: Arkhangelsk, Vologda, Leningrad, Murmansk, Novgorod, Pskov and Tver Oblasts; cities: St. Petersburg, Moscow.
Strengths: highly skilled personnel and qualified approach aimed at the buyer, a wide dealership network.
Weaknesses: a weakly developed infrastructure, closed information on rates for services provided.
About 100 employees work for the company.
8. Petersburg Transit Telecom
The company operates in the wholesale market, selling telecommunication resources (line and channel capacity) to big communication operators.
Territory: the cities of St. Petersburg and Moscow.
Strengths: a well-developed own infrastructure, provision of services to communication operators only, individual solution of rate plans.
Weaknesses: small coverage area (Moscow and St. Petersburg only).
Main consumers: communication operators (wholesale buyers of communication channels)
About 130 persons work for the company.
9. LANCK-Telecom
Services: long-distance and international communication based on the up-to-date method of voice transmission via digital and dedicated channels; data transmission and telematic services; constant connection to the Internet via dial-up and dedicated lines, digital channels in the SDH network and virtual channels in the Frame Relay network using the ISDN technology; HPNA; web-hosting and web-design.
Territory: St. Petersburg and Leningrad Oblast.
Strengths: the established image of the company.
Weaknesses: a weakly developed rate policy, a strong competition with local communication operators and Internet providers, high dependence on services suppliers (lease of channels).
The company is getting most of its income (about 60%) from providing services to the population, and the rest of the income comes from the business sector, in which the most profitable are commercial banks and companies operating in the field of trade and public catering.
About 50 persons work for the company.
10. Comin
Services: leasing long-distance and international satellite communication channels; provision of services in satellite communication, telecasting and broadcasting; telematic services; connection to the Internet; delivery, deployment and installation of equipment and stations of satellite and radio-relay communication.
Territory: national network.
Strengths: uniqueness and a wide range of services, high speed of organizing a communication channel with any place in Russia (the capacity of organizing a communication channel with any place in Russia within 3 months), originality of services provided.
Weaknesses: the company's activities directly depend on the development of communication operators who, in their turn, are leasing communication channels.
The company mainly works only with communication operators, leasing out communication channels to them, the only exception being the provision of telematic services, where the population's share is about 1%.
About 100 persons work for the company.
Based on the obtained official data of the St. Petersburg Committee of Statistics, the following conclusions may be drawn:
1. The bulk of money of the entire communication services market of St. Petersburg falls on North-Western GSM (today it is a part of the Megaphone network), a little more than a third of the market income;
2. The second company by the income gained is OJSC PTN, today OJSC North-West Telecom, almost a fourth of the entire market falling on this company;
3. The third company by the income gained is Sovintel.

Actually, OJSC North-West Telecom is the monopolist in the market of telecommunication services provided. The shares of market ownership by certain services reach 100%. i.e. the share of absolute

ownership for the segment. In each of the Issuer's branches a weakness in the development of Internet technologies is observed. In fact, all regional branches control about a half of the local market of dial-up access to the Internet. In some areas of the North-Western Federal District, OJSC North-West Telecom owns up to 60% of the market; however, the situation with dedicated access is much worse. One of the basic causes of the current situation is the poor physical state of the communication equipment. To change this position, much investment for renewal of fixed assets is required.

Name	Country of registration	Volume of sold products , thousand roubles	Market share, %		
			2000	2001	2002
Issuing company (fixed communication)		10 091 841	93	85	88
PeterStar (fixed communication)	Russia	*	7	7.8	7.6
MegaPhone (cellular communication)	Russia	*	83	59	57
MTS (Telecom 21st) (cellular communication)	Russia	*	*	10	36
Peterlink (Internet services)	Russia	*	15	15	20
Golden Telecom (Internet services)	Russia	*	10	11	15

* *The Issuer does not have this information*
The competitors' share exceeds 100%, as the said shares are given for various segments of the communication services market

3.2.9. Data on the fact that the issuer holds licenses:

License: ***17591***
Date of issue: ***3.04.2001***
Period: ***till 03.04.2006***
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***mobile radiotelephone communication services (with Annex No.1) in the territory of St. Petersburg***

License: ***22791***
Date of issue: ***11.07.2002***
Period: ***till 11.07.2007***
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***Telematic services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

License: ***22792***
Date of issue: ***11.07.2002***
Period: ***till 11.07.2007***
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***Data transmission services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

License: ***23224***
Date of issue: ***1.08.2002***
Period: ***till 01.08.2007***

Authority issuing the license: *Ministry of the Russian Federation on Communication and Informatization*
Areas of activities: *Leasing out communication channels in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg*

License: *23225*
Date of issue: *1.08.2002*
Period: *till 01.08.2007*
Authority issuing the license: *Ministry of the Russian Federation on Communication and Informatization*
Areas of activities: *Long-distance and international telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg*

License: *23226*
Date of issue: *14.11.2002*
Period: *till 14.11.2007*
Authority issuing the license: *Ministry of the Russian Federation on Communication and Informatization*
Areas of activities: *Telegraph communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg*

License: *23227*
Date of issue: *4.10.2002*
Period: *till 4.10.2012*
Authority issuing the license: *Ministry of the Russian Federation on Communication and Informatization*
Areas of activities: *provision of local and intra-zone telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg*

License: *24074*
Date of issue: *14.11.2002*
Period: *till 01.02.2006*
Authority issuing the license: *Ministry of the Russian Federation on Communication and Informatization*
Areas of activities: *provision of cellular radio telephone communication services in the 450 MHz band in the territory of Arkhangelsk Oblast*

License: *24658*
Date of issue: *14.11.2002*
Period: *till 30.12.2007*
Authority issuing the license: *Ministry of the Russian Federation on Communication and Informatization*
Areas of activities: *provision of wired network sound broadcasting in the territory of Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov Oblasts, the Republic of Karelia and the Nenets Autonomous Area*

License: *3166*
Date of issue: *24.01.1997*
Period: *till 01.07.2006*
Authority issuing the license: *Ministry of Communication of the Russian Federation*
Areas of activities: *Local and long-distance telephone communication services (with Annexes Nos.1-5) in the territory of Leningrad Oblast*

License: *D 341184*

Date of issue: *25.07.2002*
Period: *till 25.07.2007*
Authority issuing the license: ***State Committee of RF for Construction and Housing and Communal Services***
Areas of activities: ***design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF***

License: *D 341156*
Date of issue: *25.07.2002*
Period: *till 25.07.2007*
Authority issuing the license: ***State Committee of RF for Construction and Housing and Communal Services***
Areas of activities: ***design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF***

License: ***PI #2-6254***
Date of issue: *15.11.2002*
Period: ***not determined***
Authority issuing the license: ***Ministry of RF for Press, Telecasting, Broadcasting and Mass Media***
Areas of activities: ***Certificate of registration of the edition Ves Peterburg. A reference periodical. Distributed in St. Petersburg and Leningrad Oblast***

License: *12972*
Date of issue: ***8.10.1999***
Period: ***till 8.10.2004***
Authority issuing the license: ***The State Committee of the Russian Federation on Telecommunication (Annexes - by the Ministry of the Russian Federation of Communication and Informatization)***
Areas of activities: ***provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-5) in the territory of Arkhangelsk Oblast)***

License: *12842*
Date of issue: ***9.09.1999***
Period: ***till 9.09.2004***
Authority issuing the license: ***The State Committee of the Russian Federation on Telecommunication (Annexes - by the Ministry of the Russian Federation of Communication and Informatization)***
Areas of activities: ***License for provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the city of Vologda.***

License: *14799*
Date of issue: ***21.04.2000***
Period: ***till 21.04.2005***
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the city of the village of Lovozero, Murmansk Oblast***

License: *14838*
Date of issue: ***21.04.2000***
Period: ***till 21.04.2005***
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-4) in the territory of Murmansk Oblast)***

License: *15664*
Date of issue: ***21.04.2000***
Period: ***till 21.04.2005***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***provision of services in telecasting of programmes (with addenda Nos. 1-2) in the territory of Pskov Oblast***

License: ***1535***
Date of issue: ***02.06.2003***
Period: ***till 02.06.2008***
Authority issuing the license: ***Board of Russian Federal Security Service for Saint Petersburg and Leningrad oblast***
Areas of activities: ***carrying out work related to the use of data considered a state secret***

License: ***1536***
Date of issue: ***02.06.2003***
Period: ***till 02.06.2008***
Authority issuing the license: ***Board of Russian Federal Security Service for Saint Petersburg and Leningrad oblast***
Areas of activities: ***measures and/or services of state secrets protection***

3.2.10. Issuer's joint activity

Name of the Issuer's subsidiary	**Amount of investments** *thousand roubles*	**Purpose of investments**	**Net profit (loss)** *thousand roubles*		**Income from investments** *thousand roubles*	
			2002	**1st half of 2003**	**2002**	**1st half of 2003**
AMT Limited Liability Company	11 600	Work on re-payment of accounts receivable for communication services	(3679)	(81)		
Tsentrum Limited Liability Company	50	gaining profit	(89)	52		
Pagetelecom Limited Liability Company	185	gaining profit	433	(347)	283	
Polycomp Limited Liability Company	4	gaining profit	119	37		
Arkhangelsk City Telephone Network Limited Liability Company	62 052	gaining profit				
Vologda Cellular Communication Private Company	33	gaining profit	(1)	(1374)		
St. Petersburg Telecommunication Centre - Private Company	2 151	gaining profit	(71)	(374)		
Novgorod Datacom Limited Liability Company	52	gaining profit	5	123		
Kolatelecom Open Joint-Stock Company	75	Creating and operating the information and telecommunication network, promoting and selling equipment and technologies in the North-Western (Murmansk and Arkhangelsk Oblasts,	4535	2830		

		Republic of Karelia) region of RF				
Bona Limited Liability Company	2	No information on Company's activity				

3.2.13. Extra Requirements for Issuers Whose Key Activities Consist in Provision of Communication Services

a) License for provision of communication services

License: *17591*
Date of issue: *3.04.2001*
Period: *till 03.04.2006*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***mobile radiotelephone communication services (with Annex No.1) in the territory of St. Petersburg***

License: *22791*
Date of issue: *11.07.2002*
Period: *till 11.07.2007*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***Telematic services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

License: *22792*
Date of issue: *11.07.2002*
Period: *till 11.07.2007*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***Data transmission services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

License: *23224*
Date of issue: *1.08.2002*
Period: *till 01.08.2007*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***Leasing out communication channels in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

License: *23225*
Date of issue: *1.08.2002*
Period: *till 01.08.2007*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***Long-distance and international telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

License: *23226*
Date of issue: *14.11.2002*

Period: *till 14.11.2007*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***Telegraph communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

License: *23227*
Date of issue: *4.10.2002*
Period: *till 4.10.2012*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***provision of local and intra-zone telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***

License: *24074*
Date of issue: *14.11.2002*
Period: *till 01.02.2006*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***provision of cellular radio telephone communication services in the 450 MHz band in the territory of Arkhangelsk Oblast***

License: *24658*
Date of issue: *14.11.2002*
Period: *till 30.12.2007*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***provision of wired network sound broadcasting in the territory of Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov Oblasts, the Republic of Karelia and the Nenets Autonomous Area***

License: *3166*
Date of issue: *24.01.1997*
Period: *till 01.07.2006*
Authority issuing the license: ***Ministry of Communication of the Russian Federation***
Areas of activities: ***Local and long-distance telephone communication services (with Annexes Nos.1-5) in the territory of Leningrad Oblast***

License: *12972*
Date of issue: *8.10.1999*
Period: *till 8.10.2004*
Authority issuing the license: ***The State Committee of the Russian Federation on Telecommunication (Annexes - by the Ministry of the Russian Federation of Communication and Informatization)***
Areas of activities: ***provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-5) in the territory of Arkhangelsk Oblast)***

License: *12842*
Date of issue: *9.09.1999*
Period: *till 9.09.2004*
Authority issuing the license: ***The State Committee of the Russian Federation on Telecommunication (Annexes - by the Ministry of the Russian Federation of Communication and Informatization)***
Areas of activities: ***License for provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the city of Vologda.***

License: *14799*

Date of issue: *21.04.2000*
Period: *till 21.04.2005*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the city of the village of Lovozero, Murmansk Oblast***

License: *14838*
Date of issue: *21.04.2000*
Period: *till 21.04.2005*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-4) in the territory of Murmansk Oblast)***

License: *15664*
Date of issue: *21.04.2000*
Period: *till 21.04.2005*
Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***
Areas of activities: ***provision of services in telecasting of programmes (with addenda Nos. 1-2) in the territory of Pskov Oblast***

Issuer's commitments to create a subscriber base under the said licenses: ***no such commitments***
Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence: ***there are no such factors***

b) Communication Networks

The telecommunication network of OJSC NWT includes the following basic constituents:

- ***Local stationary telephone networks, including city and rural networks;***
- ***Elements of the long-distance and international telephone network;***
- ***Wireless communication networks, including cellular mobile communication networks, mobile radio telephone (trunking) communication, personal radio call, and subscriber radio access;***
- ***Document telecommunication networks, including traditional telegraph communication networks and data transmission and telematic services networks;***
- ***Wired radio networks;***
- ***Primary networks:***
    - ***local;***
    - ***intra-zone.***

Description of OJSC NWT networks as of 30.09.03.
Local stationary telephone networks, including city and rural networks
Data on the number of telephone exchanges, installed and commissioned capacity of telephone exchanges of city and rural telephone networks are given in the table:

Branch	*Number of telephone exchanges*		*Installed capacity, thousand lines*		*Total commissioned capacity, thousand lines*	
	GTS	*Rural Telephone Networks*	*GTS*	*Rural Telephone Networks*	*GTS*	*Rural Telephone Networks*
Artelecom	*111*	*457*	*305*	*60*	*289*	*52*
Electrosvyaz of Vologda Oblast	*49*	*394*	*157*	*50*	*142,86*	*43,1*
Electrosvyaz of Kaliningrad Oblast	*81*	*193*	*161*	*16*	*146*	*17*

Electrosvyaz of the Republic of Karelia	*77*	*202*	*179*	*28*	*164,05*	*27,4*
Murmanelectrosvyaz	*69*	*34*	*277*	*11*	*262*	*10*
Novgorodtelecom	*74*	*271*	*141*	*32*	*134*	*26*
Electrosvyaz of Pskov oblast	*58*	*341*	*142*	*13*	*104,4*	*31,8*
Cherepovetselectrosvyaz	*10*	*40*	*100*	*9*	*97*	*8*
PTN	*325*	*-*	*1962*	*-*	*1845*	*-*
Total for OJSC NWT	*854*	*1932*	*3423,26*	*219,40*	*3184,23*	*214,83*

The digitalization level for the local telephone network of OJSC NWT on the whole is 43.49%: 47.96% on city telephone networks and 10.9% on rural telephone networks.

Payphones have been installed on the network of OJSC NWT. Data on the number of payphones are given in the table.

Branch	*Number of payphones, (pcs.)*
Artelecom	*1567*
Electrosvyaz of Vologda Oblast	*845*
Electrosvyaz of Kaliningrad Oblast	*1345*
Electrosvyaz of the Republic of Karelia	*511*
Murmanelectrosvyaz	*1993*
Novgorodtelecom	*901*
Electrosvyaz of Pskov oblast	*664*
Cherepovetselectrosvyaz	*417*
PTN	*22*
Total for OJSC NWT	*8265*

Long-distance and international telephone network

At the moment, 18 automatic long-distance telephone exchanges operate in branches of OJSC NWT. The automatic long-distance telephone exchanges are connected to each other, to automatic switching centers, international switching centers and international telephone exchanges of OJSC Rostelecom.

Data on the installed and commissioned capacity of the automatic long-distance telephone exchanges are given in Table 2

Table No. 2

Branch	*Installed capacity of automatic long-distance telephone exchanges , thousand channels*	*Commissioned capacity of automatic long-distance telephone exchanges , thousand channels*
Artelecom	*5,754*	*4,191*
Electrosvyaz of Vologda Oblast	*4,241*	*3,101*
Electrosvyaz of Kaliningrad Oblast	*6,761*	*4,062*
Electrosvyaz of the Republic of Karelia	*2,858*	*2,302*
Murmanelectrosvyaz	*5,11*	*4,38*
Novgorodtelecom	*2,4*	*2,212*
Electrosvyaz of Pskov oblast	*2,777*	*2,603*
Cherepovetselectrosvyaz	*1,307*	*0,887*
PTN	*21,735*	*17,894*
Total for OJSC NWT	*52,943*	*41,632*

There are switching halls and two-frequency semiautomatic equipment for servicing of the non-automatic part of exchange at automatic long-distance telephone exchanges.

Wireless networks

Data on the composition and number of subscribers of wireless networks for branches of OJSC NWT are given in the Table:

Branch	*Number of subscriber stations connected to the network, pcs.*			
	Cellular mobile communication (NMT-450)	*Trunking*	*Personal radio call*	*Subscriber radio access*
Artelecom	*6622*	*185*	*-*	*57*
Electrosvyaz of Vologda Oblast	*-*	*199*	*-*	*35*
Electrosvyaz of Kaliningrad Oblast	*-*	*221*	*-*	*-*
Electrosvyaz of the Republic of Karelia	*-*	*-*	*-*	*85*
Murmanelectrosvyaz	*-*	*-*	*931*	*275*
Novgorodtelecom	*-*	*210*	*859*	*359*
Electrosvyaz of Pskov oblast	*-*	*-*	*-*	*215*
Cherepovetselectrosvyaz	*-*	*-*	*-*	*20*
PTN	*-*	*1084*	*-*	*453*
Total for OJSC NWT	*6622*	*1899*	*1790*	*1499*

The NMT-450 standard cellular mobile communication network is deployed in Arkhangelsk Oblast and operated by the Artelecom branch. The network includes 30 base stations installed in 22 inhabited localities.

Trunking networks are organized on the basis of mobile radiotelephone communication systems Altay-3M in the frequency band of 300 MHz (15 base stations – BS – in St. Petersburg, 2 BS in Arkhangelsk, 3 BS in Kaliningrad, 2 BS in Novgorod and 2 BS in Vologda).

The personal radio call networks of the POCSAG standard are deployed on the basis of GM-300 (Motorola) equipment in the frequency band of 160 MHz (7 transmitters in Murmansk and Murmansk Oblast, and 4 transmitters in Veliky Novgorod and Novgorod Oblast).

Subscriber radio access networks are built on the basis of Airspan-60, Airspan-4000 (St. Petersburg), DECT, KART-4 and Airlink-512S systems equipment.

Document telecommunication networks

Telegraph networks (Tributary Office Telegraph Communication, switched channel telegraph service/ Telex)

Due to the decreased demand for traditional services of telegraph communication, there is no increase in the volumes of telegraph networks. Nevertheless, telegraph networks continue to operate, are maintained at the appropriate level and upgraded. A gradual replacement of telegraph sets by modern computer-based terminals and replacement of obsolete message switching centers by modern united switching stations is taking place.

Data on outbound telegraph traffic for the 3rd quarter of 2003 are given in the Table.

Branch	*Outbound telegraph exchange for the 3rd quarter of 2003 (thousand telegrams)*
Artelecom	*374*
Electrosvyaz of Vologda Oblast	*187*
Electrosvyaz of Kaliningrad Oblast	*230*
Electrosvyaz of the Republic of Karelia	*146*
Murmanelectrosvyaz	*371*
Novgorodtelecom	*114*
Electrosvyaz of Pskov oblast	*124*
Cherepovetselectrosvyaz	*72*
PTN	*346*
Total for OJSC NWT	*1964*

Data transmission and telematic service networks

In the framework of document telecommunication networks of OJSC NWT, up-to-date data transmission and telematic service networks are being developed, ensuring corporate users' data exchange, access to the Internet, e-mail, video communication, etc.

The data on the number of consumers' installations of data transmission and telematic service networks and on the volume of Internet traffic are given in the table.

Branch	Number of consumers' installations, pcs.	Internet traffic in the 3rd quarter of 2003, Gbytes
Artelecom	30704	13,435
Electrosvyaz of Vologda Oblast	6451	2,944
Electrosvyaz of Kaliningrad Oblast	2769	9,350
Electrosvyaz of the Republic of Karelia	16868	5,012
Murmanelectrosvyaz	7573	12,163
Novgorodtelecom	3274	0,536
Electrosvyaz of Pskov oblast	8172	4,269
Cherepovetselectrosvyaz	7562	4,386
PTN	110753	6,704
Total for OJSC NWT	194126	58,800

At the moment, the regional multiservice network of OJSC North-West Telecom is being developed. A segment of a multiservice network in St. Petersburg is operating on the basis of Alcatel's equipment (ATM/FR switchboards, DISLAM), fragments of a multiservice network in Arkhangelsk Oblast and Cherepovets are under construction and those in Murmansk Oblast and Novgorod Oblast are under design.

Wired-radio networks

Wired-radio networks are developed in compliance with the Programme of Wired-Radio Development for the period to the year 2010 for Entities of the Russian Federation. The level of wired-radio networks state differs significantly in cities and villages, which determines the areas of these networks development: in the cities (towns) and rural areas where wired-radio networks exist and are profitable, they are developed by replacement of obsolete and worn equipment, while in the areas where there are no wired-radio networks or where they are unprofitable, their use is replaced by on-air (ultra-short waves - FM) broadcasting.

Data on the number of broadcasting points of wired-radio networks are given in the table.

Branch	Number of broadcasting sets, thousand pcs.		Number of broadcasting sets of ultra-short waves - FM broadcasting, thousand pcs.	
	Total	Including multi-programme ones	Total	Including those in rural areas
Artelecom	162,38	125,002	10,38	8,747
Electrosvyaz of Vologda Oblast	87,035	67,195	19,666	17,230
Electrosvyaz of Kaliningrad Oblast	127,589	122,910	2,118	1,976
Electrosvyaz of the Republic of Karelia	150,714	131	2,234	2,110
Murmanelectrosvyaz	222,826	220,571	-	-
Novgorodtelecom	56,671	51,157	29,692	25,393
Electrosvyaz of Pskov oblast	39,536	29,5	2,267	1,684
Cherepovetselectrosvyaz	56,94	55,455	0,809	0,809
Total for OJSC NWT	903,686	802,790	67,166	57,949

Primary networks

Local primary networks

Local primary networks of NWT include interoffice city cable and radio-relay lines; cable, aerial and radio-relay connecting lines on rural telephone networks; subscriber access networks.

Interoffice city cable primary networks are developed on the basis of fibre-optic transmission lines only, using SDH transmission systems of the STM-1 – STM-4 levels, made by Siemens, Alcatel, ECI, NEC, Lucent Technologies, Ericsson.

In urban and rural areas where laying of fibre-optic cables is impossible or economically inadvisable, radio-relay lines are used. Radio-relay lines with PDH systems (IKM-15, IKM-30, NxE1, E3) and SDH systems (STM-1), as well as thin-route radio-relay lines (Nx voice-frequency channels) are used.

Local primary networks in rural areas mainly use metal cables with the IKM-30 and IKM-15 transmission systems, as well as multiplexers and modems using the xDSL technology (NxE1, E3).

Subscriber access is organized via metallic circuits in metal or optic cables, via digital channels using the xDSL technology and using radio access technologies.

Intrazone primary networks

Central-office primary networks use fibre-optic cables with SDH transmission systems of the STM-1 – STM-4 levels and optic linear terminals (NxE1); metal cables with digital PDH systems IKM-120, IKM-480, IKM-30, IKM-15 and analog transmission systems K-60P, K-120, K-300, K-1020S; aerial lines; as well as radio-relay lines with the PDH and SDH systems and thin-route radio-relay lines.

Data on the length and capacity of central-office primary network lines are given in the table.

Branch	*Length of lines, km*			*Capacity of networks, thousand channel-km*		
	Cable	*Air*	*Radio-relay*	*Cable*	*Air*	*Radio-relay*
Artelecom	*542*	*3061,4*	*205,5*	*25,5*	*27,3*	*23,62*
Electrosvyaz of Vologda Oblast	*935,6*	*307,7*	*100,6*	*99,1*	*3,4*	*11,7*
Electrosvyaz of Kaliningrad Oblast	*1619,1*	*1882,3*	-	*123,8*	*1,7*	-
Electrosvyaz of the Republic of Karelia	*830,6*	*562,1*	-	*257,2*	*8,9*	-
Murmanelectrosvyaz	*860,8*	*1145,9*	*19,7*	*539,7*	*11,4*	*35,4*
Novgorodtelecom	*807,4*	*481*	*41,5*	*287*	*6,3*	*4,78*
Electrosvyaz of Pskov oblast	*2187,6*	*27,3*	-	*739*	*0,4*	-
Cherepovetselectrosvyaz	*112,1*	*42,4*	-	*7,9*	*0,1*	-
Total for OJSC NWT	*7895,2*	*7510*	*367,3*	*2079,4*	*59,6*	*75,5*

The digitalization level on central-office primary networks is 66%.

The trunk line resource leased from OJSC Rostelecom and from other operators on a long-term basis use used for the central-office communication. The capacity of leased channels is 481.5 thousand channel-km, or 21.7% of the capacity of central-office primary networks.

3.4. Plans of Issuer's future operation:

Brief Description of Issuer's Future Operation Plans

On October 31, 2002 eight earlier independent telecommunication companies were affiliated with OJSC North-West Telecom, and the integration process started, which, until 01.11.02 took place in the situation of independent operation of the affiliated companies in compliance with the Provisions on Budgeting approved by those companies. In October the Company considered plans of future operation and basic parameters of the budget for the year 2003.

The united Company has become the major supplier of telecommunication services in the territory of 1.2 MIO sq. m in area with the population of about 12 MIO people, providing services to 3.3 MIO commissioned lines (as of 01.10.02).

At the moment, besides the up-to date digital equipment of telephone centers, digital equipment of telephone exchanges and data transmission systems, OJSC North-West Telecom has a lot of obsolete equipment. The obsolete and worn out equipment does not make it possible to make a qualitatively new step in the development of OJSC North-West Telecom's network – transition to the digital network with a wide range of new services. In this connection, OJSC North-West Telecom's strategy will be aimed at restructuring the network topology and at replacing the obsolete equipment. To solve that task, renovation and re-equipment of switching systems and line structures are planned, as well as expansion of the existing telephone exchanges, renovation of technical premises and other operations aimed at replacement and improvement of the obsolete and worn out equipment.

The key tasks to be tackled by the company within the five years to come include:
- *satisfying citizens' applications for installation of telephone lines;*
- *transition to the time-based call billing system throughout the North-Western District of Russia;*
- *development of extra services (Internet, data transmission, complete set services to business clients);*
- *increasing the company's share in the markets of new services.*

Solving these tasks will require much effort in developing the communication networks infrastructure. The key areas of developing telecommunication networks of OJSC North-West Telecom are:
- *telephone network digitalization;*
- *creating intelligent networks;*
- *creating multiservice networks for provision of integrated services;*
- *digitalization of primary public networks.*

OJSC North-West Telecom's financial plans provide for:
- *increasing receipts through increasing the volume of provided services;*
- *reducing the specific value of expenses;*
- *significantly reducing and liquidating the accounts receivable for communication services;*
- *pursuing a flexible rate policy;*
- *attracting new investment.*

The Company development strategy is aimed at spreading to the telecommunication services market throughout the North-Western region of Russia.

Sources of Future Income
According to the business plan of OJSC North-West Telecom, the forecasted gross income of the Company in 2003 is at least 11 billion roubles.

Plans for Organizing, Expanding or Curtailing New Operating Facilities

There are no plans for organization of new operating facilities or their curtailment, the Company will continue its operation under the existing licenses.

The total amount of capital investment aimed at developing the business directly connected with the commissioning of 220,472 lines is 68% of the Investment Plan volume.

Design of New Product Types

No design of new product types is planned by OJSC North-West Telecom: the Company is planning to do its business in the framework of the active licenses.

Upgrading and Renovation of Key Assets

To introduce new equipment, upgrade the obsolete equipment and to improve the operating processes, OJSC North-West Telecom is purchasing and installing modern digital equipment for new electronic type automatic telephone exchanges.

Possible changes in Issuer's business field

OJSC North-West Telecom does not plan any changes in the field of its principal business – provision of communication services in compliance with the active licenses and the Company's Articles of Association.

3.5. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations

Organization: *Iskra – the Association of Operators of the Federal Business Servicing Network (BSN)*
Place and functions of the Issuer in the organization: *The OJSC North-West Telecom is a participant in the Iskra BSN Association from November 28, 2001 pursuant to the decision of the Extraordinary Meeting of the Company's Shareholders .*

As a member of the Association, the Company has the following functions:

1. Participation in the management of the Association

2. Representing the Association in its operation regions

3. Paying annual target fees in due time, the amount of the fees being determined by the General Meeting of the Members

4. Providing information required to resolve issues related to the operation of the Association

According to the Articles of Association, the basic tasks of the Association are:

- Facilitating the development of a Mutually Coordinated Communication Network of the Russian Federation

- Facilitating the development of the leased Federal Business Servicing Network Iskra (hereinafter referred to as Iskra BSN)

- Facilitating the provision of the needed volume and quality of up-to-date communication services rendered to customers in Russia

- Facilitating the development of the research, technical, economic and organizational bases of Iskra BSN

- Facilitating the distribution of standardized solutions in creating the Iskra BSN

- Studying and facilitating the coordination of the interests of domestic developers, suppliers and consumers of Iskra BSN's services

- Distributing the advanced experience of digital networks organization in Russia and abroad

- Developing proposals on development of Iskra BSN

- Facilitating the development of the Russian market of communication services, finding the needs of consumers, advertising the capacities and advantages of Iskra BSN

Organization: *Association of Telecommunication Operators of the North-Western Region of the Russian Federation*
Place and functions of the Issuer in the organization: *OJSC North-West Telecom is a promoter and a permanent member of the Association. Functions of OJSC North-West Telecom in the Association:*

1. Making contributions to centralized and specialized funds formed by the Association to ensure the formation of funding sources and implementation of regional programmes

2. Funding and crediting on favourable conditions projects and programmes adopted by the Association

3. Participation on a contractual basis in affairs of joint, mixed and other ventures, and market structures established by the Association

4. Assigning to the bodies of the Association the required premises, communication facilities, office facilities, furniture and other office equipment and transport necessary for the Association to achieve the goals established by the incorporation documents

The Association was founded in September 1996 and includes communication operators from eight regions of Russia – Novgorodtelecom, Artelecom, Murmansktelecom, Electrosvyaz of Pskov Oblast, Cherepovetskelectrosvyaz, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Kaliningrad Oblast

and Electrosvyaz of Vologda Oblast.

Organization: ***Association of Operators of the Federal Cellular Network NMT-450***
Place and functions of the Issuer in the organization: ***The Association was established for the purpose of facilitating the development of the federal public network of mobile radio telephone communication of Russia. OJSC North-West Telecom is a member of the Association.***

As a member of the organization, the Issuer performs the following functions:
1. Paying annual membership fees in due time
2. Facilitating the solution of issues of developing the Federal Cellular Network NMT-450
3. Organizing interaction with local and federal authorities

3.6. Issuer's subsidiaries and affiliates

Full and abbreviated official name: ***Pagetelecom Limited Liability Company, OOO Pagetelecom***
Place of business: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, Russia***
Mailing address: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627 Russia***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***0,002%***
Basic areas of business of the company ***Personal radio call services***
Participation in the company makes it possible to satisfy the consumers' demand of the residents of the city of Cherepovets and Cherepovets District for paging communication services

Full and abbreviated official name: ***Tsentrum Limited Liability Company, OOO Tsentrum***
Place of business: ***22, pr. Antikainena, Petrozavodsk, the Republic of Karelia***
Mailing address: ***22, pr. Antikainena, Petrozavodsk, 185000 the Republic of Karelia***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***no share***
Basic areas of business of the company ***Trading and agency, including production and sales of foodstuffs for public catering***
Social efficiency of participation: providing uninterrupted high-quality meals for the working team of the regional branch.

Full and abbreviated official name: ***AMT Limited Liability Company, OOO AMT***
Place of business: ***k.201, d.14, Sinopskaya nab., St. Petersburg 193167 Russia***
Mailing address: ***3-5 ul. B. Morskaya, St. Petersburg 191186***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***0.37 %***
Basic areas of business of the company ***Operation in the securities market within the limits established by the active law.***
Participation in organizing a secondary market of Issuer's securities

Full and abbreviated official name: ***Polycomp Limited Liability Company, OOO Polycomp***
Place of business: ***20 ul. Bolshaya Morskaya, St. Petersburg, 191186 Russia***

Mailing address: ***24, ul. Bolshaya Morskaya, St. Petersburg, 191186 Russia***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***90 %***
Share of the party in the Issuer's authorized capital: ***no share***
Basic areas of business of the company ***publishing***
Making various forms and advertising products for the issuer.

Full and abbreviated official name: ***Arkhangelsk City Telephone Network Limited Liability Company, OOO AGTS***
Place of business: ***the Russian Federation, the city of Arkhangelsk***
Mailing address: ***4, proyezd Priorova, Arkhangelsk, 163071***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: *77 %*
Share of the party in the Issuer's authorized capital: ***no share***
Basic areas of business of the company ***creating a modern telecommunication commercial network and a high-quality information servicing system in the interests of the public economic complex in Arkhangelsk, commercial organizations and the entire population***
The Issuer provides unified management of the communication network of the city of Arkhangelsk, there is a single centre for settlements with subscribers for communication services of the two networks.

Full and abbreviated official name: ***Vologda Cellular Communication Private Company, ZAO VCC***
Place of business: ***103, ul. Zosimovskaya, Vologda, the Russian Federation***
Mailing address: ***103, ul. Zosimovskaya, Vologda, the Russian Federation, 160009***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***60 %***
Share of the party in the Issuer's authorized capital: ***0.0013 %***
Basic areas of business of the company ***Cellular communication services of the NMT-450 standard***

Full and abbreviated official name: ***St. Petersburg Telecommunication Centre - Private Company, ZAO SPb Telecommunication Centre***
Place of business: ***24, Bolshevikov pr., St. Petersburg, 193232, the Russian Federation***
Mailing address: ***30/32, 3-liniya, Vasilyevsky Ostrov, St. Petersburg, 199053***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***54.38 %***
Share of the party in the Issuer's authorized capital: ***no share***
Basic areas of business of the company ***Further professional training of telecommunication specialists***
The issuer maintains a high professional level of the employees with much lower expenses for further professional training

Full and abbreviated official name: ***Bona Limited Liability Company, OOO Bona***
Place of business: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Mailing address: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***52 %***

Share of the party in the Issuer's authorized capital: *no share*
Basic areas of business of the company *no operations, the company is being liquidated*

Full and abbreviated official name: *Novgorod Datacom Limited Liability Company, OOO Novgorod Datacom*
Place of business: *22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod 173526*
Mailing address: *20, ul. Mikhaylova, Veliky Novgorod, 173000*
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: *52 %*
Share of the party in the Issuer's authorized capital: *no share*
Basic areas of business of the company *Provision of data transmission services via the public communication network in the territory of Novgorod Oblast*

Full and abbreviated official name: *Kolatelecom Open Joint-Stock Company, OAO Kolatelecom*
Place of business: *the city of Murmansk*
Mailing address: *5/23, ul. Vorovskogo, Murmansk 183038*
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: *50 %*
Share of the party in the Issuer's authorized capital: *no share*
Basic areas of business of the company *Provision of local, long-distance and international communication services via the dedicated network in the territory of Murmansk and Arkhangelsk Oblast, and the Republic of Karelia*

Full and abbreviated official name: *NEVA KABEL Private Company, ZAO NEVA KABEL*
Place of business: *8 proyezd, 9 kvartal, Promyshlennaya zona Parnas, St. Petersburg, Russia*
Mailing address: *8 proyezd, 9 kvartal, Promyshlennaya zona Parnas, St. Petersburg, Russia, 194292*
Ground, on which the company is considered a dependent company of the issuer:
The issuer holds over 20% of voting shares
Issuer's share in the authorized capital of the corporation: *48.97 %*
Share of the party in the Issuer's authorized capital: *no share*
Basic areas of business of the company *Production and sales of high-quality telephone cables*

Full and abbreviated official name: *Delta Telecom Private Company, ZAO Delta Telecom ZAO Delta Telecom*
Place of business: *Saint Petersburg*
Mailing address: *22 ul. B. Morskaya, St. Petersburg, 191186 Russia*
Ground, on which the company is considered a dependent company of the issuer:
The issuer holds over 20% of voting shares
Issuer's share in the authorized capital of the corporation: *43.12 %*
Percentage of Company's common stock held by the Issuer: *24.17 %.*
Share of the party in the Issuer's authorized capital: *no share*
Basic areas of business of the company *Cellular communication services of the NMT-450 standard*

Full and abbreviated official name: *Commercial Television and Radio Private Company, ZAO Com TV*
Place of business: *3 Academician Pavlov ul., St. Petersburg, 197022*
Mailing address: *3 Academician Pavlov ul., St. Petersburg, 197022*
Ground, on which the company is considered a dependent company of the issuer:
The issuer holds over 20% of voting shares

Issuer's share in the authorized capital of the corporation: *40 %*
Share of the party in the Issuer's authorized capital: ***no share***
Basic areas of business of the company ***no operations, the company is being liquidated***

Full and abbreviated official name: ***Medexpress Private Insurance Company, SZAO Medexpress***
Place of business: ***2, ul. Malaya Konyushennaya, Saint Petersburg 191186***
Mailing address: ***14, ul. Gorokhovaya, St. Petersburg, 191186***
Ground, on which the company is considered a dependent company of the issuer:
The issuer holds over 20% of voting shares
Issuer's share in the authorized capital of the corporation: ***34.59 %***
Share of the party in the Issuer's authorized capital: ***no share***
Basic areas of business of the company ***Voluntary medical insurance: all varieties of personal and proprietary insurance***
Social effect of participation: insurance of Issuer's employees

Full and abbreviated official name: ***Open Joint-Stock Company Kalinigrad Mobile Networks, OAO KMS***
Place of business: ***24, ul. Bolnichnaya, Kaliningrad, 236040, the Russian Federation***
Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Ground, on which the company is considered a dependent company of the issuer:
The issuer holds over 20% of voting shares
Issuer's share in the authorized capital of the corporation: ***33.5 %***
Share of the party in the Issuer's authorized capital: ***no share***
Basic areas of business of the company ***Cellular communication services of the NMT-450 standard***

Full and abbreviated official name: ***WestBaltTelecom Private Company, ZAO WBT***
Place of business: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Ground, on which the company is considered a dependent company of the issuer:
The issuer holds over 20% of voting shares
Issuer's share in the authorized capital of the corporation: ***28 %***
Share of the party in the Issuer's authorized capital: ***no share***
Basic areas of business of the company ***Provision of local, long-distance and international telephone communication services***

Full and abbreviated official name: ***Octagon Technologies Private Company, ZAO OCTATECH***
Place of business: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Mailing address: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Ground, on which the company is considered a dependent company of the issuer:
The issuer holds over 20% of voting shares
Issuer's share in the authorized capital of the corporation: ***26.4 %***
Share of the party in the Issuer's authorized capital: ***no share***
Basic areas of business of the company ***no operations, the company is being liquidated***

Full and abbreviated official name: ***Open Joint-Stock Company Tele-Nord, OAO Tele-Nord***
Place of business: ***5, ul Samnoylovoy, Murmansk, 183038, Russia***
Mailing address: ***5, ul Samoylovoy, Murmansk, 183038, Russia***
Ground, on which the company is considered a dependent company of the issuer:
The issuer holds over 20% of voting shares
Issuer's share in the authorized capital of the corporation: ***25 %***
Share of the party in the Issuer's authorized capital: ***no share***

Basic areas of business of the company ***Cellular communication services of the NMT-450 standard***

Full and abbreviated official name: ***Dancell, Saint Petersburg Private Type Company***
Place of business: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Mailing address: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Ground, on which the company is considered a dependent company of the issuer:
The issuer holds over 20% of voting shares
Issuer's share in the authorized capital of the corporation: ***23.65 %***
Share of the party in the Issuer's authorized capital: ***no share***
Basic areas of business of the company ***no operations, the company is being liquidated***

3.7. Composition, Structure and Value of Issuer's Fixed Assets, Information on Plans for Acquisition, Replacement and Retirement of Fixed Assets, and on all Facts of Issuer's Fixed Assets Burdening

3.7.1. Fixed assets

As before 31st October 2003 branches of OJSC North-West Telecom were independent legal entities, data on revaluation of fixed assets and on revaluation of fixed assets leased on a long-term basis are presented in a breakdown by branches that performed revaluation for the period under report.

Branch Artelecom of Arkhangelsk oblast

Group of fixed assets	Complete value prior to revaluation	Residual (less depreciation) value prior to revaluation	Date of revaluation	Complete value after revaluation	Residual (less depreciation) valu after revaluation
Fixed assets in operation (except for social sphere)	1 403 065 277	701 718 608	01.01.1999	1 567 309 156	812 559 426
Land plots and nature management sites	1 390	1 390	01.01.1999	1 390	1 390
Buildings, except for social sphere	225 152 938	152 380 665	01.01.1999	250 625 061	174 016 933
Communication lines	464 659 010	184 400 816	01.01.1999	497 939 950	209 911 978
Other facilities, except for social sphere	131 057 669	52 010 487	01.01.1999	140 444 601	59 205 943
Transport facilities, except for social sphere	21 477 512	8 268 035	01.01.1999	24 342 827	10 491 785
Switchboards	395 686 317	213 773 852	01.01.1999	460 041 875	250 439 425
Other equipment of communication networks	153 878 012	83 134 275	01.01.1999	178 905 173	97 393 110
Computing and office equipment	7 902 936	5 888 405	01.01.1999	10 604 525	8 408 976
Other fixed assets, except for social sphere	3 249 493	1 860 683	01.01.1999	4 403 754	2 689 886
Fixed assets, the depreciation of which is included in account 29	16 775 797	15 600 140	01.01.1999	19 474 559	18 166 648
Not intended (according to IAS) for gaining income		-	01.01.1999		—
Intended (according to IAS) for gaining income	16 775 797	15 600 140	01.01.1999	19 474 559	18 166 648
	1 419 841 074	717 318 748		1 586 783 715	830 726 074

Revaluation was carried out according to the coefficients of the State Statistics Committee of the Russian Federation

The branch Electrosvyaz of Vologda Oblast

Group of fixed assets	Complete value prior to revaluation	Residual (less depreciation) value prior to revaluation	Date of revaluation	Complete value after revaluation	Residual (less depreciation) valu after revaluation
According to the card of accounts					
9 - Technical literature	3 505,00	3 505,00	October 1998	3 505,00	3 505,0
10 - Production buildings	151 339 550,00	117 337 799,00	October 1998	147 388 215,00	114 879 358,9
10.1 - Housing Fund	15 931 917,00	12 308 122,48	October 1998	15 931 917,00	12 308 122,4
20 - Structures	6 566 551,00	4 252 408,27	October 1998	6 566 551,00	4 252 408,2
30 - Transmission devices	302 946 686,90	100 661 154,34	October 1998	302 260 725,90	100 432 010,0
40 - Power machines	19 511 777,00	4 938 484,83	October 1998	19 048 161,00	4 775 357,5
41 - Operation machines	283 355 568,00	160 590 889,62	October 1998	247 871 265,00	144 371 192,5
47 - Measurement instrumentation	2 774 265,00	491 648,63	October 1998	2 767 020,00	490 689,7
48 - Computing facilities	2 097 373,00	1 248 135,90	October 1998	2 074 623,00	1 237 779,2
49 - Other machines	51 050,00	11 767,48	October 1998	50 150,00	10 986,4
50 - Transport facilities	8 511 380,00	3 680 285,37	October 1998	8 399 180,00	3 604 652,5
60 - Tools	67 220,00	24 896,44	October 1998	67 220,00	24 896,4
70 - Production implements	374 737,00	252 600,40	October 1998	366 337,00	247 767,6
70.1 - Furniture	404 887,00	276 185,23	October 1998	388 487,00	269 362,6
	793 936 466,90	406 077 882,99		753 183 356,90	386 908 089,3

Revaluation was carried out with the participation of an appraiser.
Revaluation method: according to the market value

The Branch Murmanelectrosvyaz

Group of fixed assets	Complete value prior to revaluation	Residual (less depreciation) value prior to revaluation	Date of revaluation	Complete value after revaluation	Residual (less depreciation) value after revaluation
facilities	1800838,84	1384593,02	30.06.2000	24998630,66	19220448,13
facilities (transmission devices)	4689668,9	1091643,04	30.06.1999	27127244,77	6314575,44
facilities (transmission devices)	1488033	633848	31.12.1999	31919123	9926776
facilities (transmission devices)	61099438,81	11842438,49	30.09.2000	145317805,8	25288785,76
facilities (transmission devices)	55215223,94	20020800,17	01.01.2001	614507636,7	243197289,9
machines and equipment	24272476,3	17778880,93	30.09.2000	78604800	57575723,32
	148565679,8	**52752203,65**		**922475240,9**	**361523598,**

Revaluation was carried out with the participation of an appraiser.
Revaluation method: according to the market value

The Branch Novgorodtelecom

Group of fixed assets	Complete value prior to revaluation	Residual (less depreciation) value prior to revaluation	Date of revaluation	Complete value after revaluation	Residual (less depreciation) value after revaluation
Other network equipment in operation	6418299,57	2060613	01.01.2001	1584900,8	5088368,2
TOTAL	6418299,57	2060613	01.01.2001	1584900,8	5088368,2

Revaluation method: according to the market value and in accordance with the accounts, invoices, information and price-lists of suppliers of similar equipment as of the date of the revaluation.

The Branch Petersburg Telephone Network

Group of fixed assets according to the Card of Accounts	Complete value prior to revaluation	Residual (less depreciation) value prior to revaluation	Date of revaluation	Complete value after revaluation	Residual (less depreciation) valu after revaluation
buildings					
Buildings, except for social sphere	766212923,48	610573685,37	2000	2359987299,81	1846843480,1
Not intended (according to IAS) for gaining income	936400,00	554816,35	2000	5753200,00	3408767,0
Total:	767149323,48	611128501,72		2365740499,81	1850252247,1
facilities					
Communication lines	1512985,03	437375,61	2000	1278486,73	371603,2
equipment					
Switchboards	166431439,79	64377616,53	2000	101842543,18	39702932,1
Other equipment of communication networks	434000792,72	220205214,14	2000	344725547,66	179422980,0
Other equipment of communication networks up to 10,000 roubles	877052657,15	386884408,03	2000	659765327,05	299850621,7
Total:	1477484889,66	671467238,70		1106333417,89	518976533,8
other	99552224,72	38977034,67	2000	82774746,99	32487585,6
TOTAL	2345699422,89	1322010150,70		3556127151,42	2402087969,8

Revaluation method: direct recalculation on the basis of the data confirmed by documents

Evaluation of buildings and facilities was mainly carried out by the index method - using the indices of rise in prices of construction and installation in industrial engineering in the region as of December 1999.

The basic information for using the indices of rise in prices normally consists in data on the estimate value of facilities or on actually incurred expenses for their construction as included in the inventory list of fixed assets during commissioning. If the said information is not available, valuation is performed based on the functional purpose, construction volume or area of the site, using the standard values of the comparison unit cost in basic prices.

To determine the complete replacement value of the produced equipment, as well as other fixed assets, information on market prices for valuation objects or their functional analogues in the region as of December 1999 was used. If and when necessary, such information was adjusted for the existing differences between the valuation object and its functional analogues.

Group of fixed assets	Complete value prior to revaluation	Residual (less depreciation) value prior to revaluation	Date of revaluation	Complete value after revaluation	Residual (less depreciation) valu after revaluation
Buildings	115032	89846	As of 01.01.99	133989	104316
Facilities	227321	62601	As of 01.01.99	255565	75600
Machines and equipment	155117	90317	As of 01.01.99	293205	209857
Transport facilities	11469	4916	As of 01.01.99	14226	6283
Production and economic implements	814	408	As of 01.01.99	951	547
Work stock	6	1	As of 01.01.99	7	1
Other types of fixed assets	65	65	As of 01.01.99	65	65
TOTAL	509824	248154	As of 01.01.99	698008	396669

Revaluation method: according to the coefficients of the State Statistics Committee of the Russian Federation using the statistics and market value according to the manufacturer's information

There are no plans for acquisition, replacement or withdrawal of fixed assets, the value of which is 10 and more per cent of the value of fixed assets of the Issuer and other fixed assets at the Issuer's discretion.

There are no facts of Issuer's fixed assets burdening (with the indication of the nature of burdening, the moment when the burdening arises, its period and other terms at the Issuer's discretion).

3.7.2. Value of Issuer's Real Estate

Total value of real estate:

Value of charged depreciation:

During 12 months before the date of the end of the quarter under report, no valuation of real estate owned or leased by the Issuer on a long-term basis.

IV. Data on Financial and Economic Operation of the Issuer

4.1. Results of the Financial and Economic Operation of the Issuer

4.1.1. Profit and loss

Indices showing profitability and unprofitability of the issuer for the respective period under report are given in the form of the following table.

Index	Value
Returns, roubles	3 177 696 480
Gross profit , roubles	1 013 652 868
Net profit (retained profit) (uncovered loss), roubles	414 664 910
Working efficiency, rouble/person	109 312
Capital productivity, %	27,3
Profitability of assets, %	2,5
Profitability of own capital,%	3,5
Profitability of products (sales), %	31,9
The value of uncovered loss as of the date under report, roubles	0
Ratio of uncovered loss as of date under report and balance currency	0

Note on the calculation method:

**** – When this index was calculated, the target funding was not deducted from the value of capital and reserves, as, according to the methodological instructions of the Ministry of Finance of RF (order No. 60n of 28.06.2000 and order No. 67n of 22.07.2003) this index of commercial organizations was included in the "Deferred Revenue (Income)" index (line 640 of Form No. 1).***

The net profit in the 3rd quarter of 2003 according to the Russian accounting standards was 414,665 thousand roubles. As compared to the 3rd quarter of 2002, the net profit grew by 122,837 thousand roubles, or 42%. As compared to the 2nd quarter of 2003, the net profit grew by 100,614 thousand roubles, or 32%. The following factors influenced the growth of net profit in the 3rd quarter of the current year:

Index	**Deviation of the 3rd quarter from the 2nd, thousand roubles**	**Growth rate in the 3rd quarter compared to the 2nd, %**
Returns from sales of goods, jobs, services	300 758	110,5
Income from operations	-129 398	18,7
Income from operations other than sales	-62 377	31,3
Extraordinary income	172	No growth in the 2nd quarter
Total income	**109 155**	**103,5**
Prime cost of sold goods, jobs and services	596	100,0
Operations expences	-86 892	75,3
Expenses for operations other than sales	-96 141	57,0
Extraordinary expenses	3467	1915,2
Total expenses	**-178 970**	**93,5**

4.1.2. Factors that have influenced the change of the amount of receipts from issuer's sales of goods, products, jobs, services and profits (losses) from the principal activity

Factors that have influenced the change of the amount of receipts from issuer's sales of goods, products, jobs, services and profits (losses) from the principal activity: ***increase in rates for provision of local communication services (also see clause 4.1.1)***

4.2. Issuer's liquidity

The following indices showing the issuer's liquidity for the respective period under report are indicated:

Index	Value
Own circulating assets, roubles *	-961 858 384
Financial dependence ratio *	0,4
Own assets autonomy ratio *	0,7
Availability of own circulating assets for reserves	-1,0
Fixed assets index *	1,1
Current liquidity ratio	1,0
Quick liquidity ratio	0,6

Note on the calculation method:

* – When this index was calculated, the target funding was not deducted from the value of capital and reserves, as, according to the methodological instructions of the Ministry of Finance of RF (order No. 60n of 28.06.2000 and order No. 67n of 22.07.2003) this index of commercial organizations was included in the "Deferred Revenue (Income)" index (line 640 of Form No. 1).

The negative value of own circulating assets shows that investment is partially financed from borrowed funds.
The financial dependence factor shows the share of borrowed funds in the equity capital of the organization; as of the end of the 3rd quarter of 2003, it was twice less than the critical value, which is 80%, which is a sign of a high financial stability of the company.
The own assets autonomy ratio shows the share of own capital in the assets, its minimum standard value being 0.5-0.6 and the actual value as of the end of the 3rd quarter being higher than the standard, which is a sign of a high financial independence on creditors.
As the circulating assets of the company are partially financed from borrowed funds, availability of own circulating funds for reserves is negative.
The fixed assets index is higher than the recommended value (0.9), while the recommended value has been calculated for enterprises with medium capital coefficient. Communication enterprises are considered to be enterprises with a high capital coefficient.
The current liquidity ratio shows the general availability of circulating funds for the short-term debt of the enterprise, the recommended value for Russian enterprises being from 1 to 2. As of 30.09.03 the current liquidity of the company was in the recommended range.
The quick liquidity ratio as of 30.09.03 is lower than the recommended optimum value (0.8).

4.3. Amount, Structure and Sufficiency of Issuer's Capital and Circulating Funds

4.3.1. Amount and Structure of Issuer's Circulating Funds

Capital structure
Authorized capital - 937,940 thousand roubles
Added capital -6,927,171 thousand roubles

Issuer's reserve capital -46,897 thousand roubles
Retained net profit of the Issuer for previous years - 2,884,588 thousand roubles
Retained net profit of the Issuer for the year under report -1,059,366 thousand roubles
Total capital value - 11,855,962 thousand roubles

Structure of circulating assets
Stock - 953,612 thousand roubles
Value-added tax - 339,583 roubles
Accounts receivable (expected in over 12 months after the reporting date) - 27,102 thousand rubles
Accounts receivable (expected within 12 months after the reporting date) 1,787,591 thousand rubles
Short-term capital investments - 14,109 thousand rubles
Monetary funds - 323,237 thousand roubles
Total current assets value -3,445,234 thousand roubles

4.3.2. Issuer's Capital and Circulating Assets Adequacy

Sufficiency of issuer's own capital for fulfilling short-term liabilities and covering current operating expenses of the issuer.
The ratio of the amount of attracted funds to the capital and reserves in % is 37.4%, while the ratio of the amount of short-term liabilities to the capital and reserves is 30.5%. This shows the sufficiency of own capital for fulfilling issuer's short-term liabilities and covering current operating expenses.
The amount of issuer's average daily operating debt service expenses (per cent of payment, line 070 of form 2) for the last expired quarter (3rd quarter of 2003) was 658.5 thousand roubles.

Estimate of the sufficiency of issuer's circulating funds for covering current operating expenses related to debt service.
The forecast of operating debt service expenses for the 4th quarter 2003 is 77,592 thousand roubles.
The amount of circulating funds (line 290 of form 1) as of 01.10.2003 was 3 445 234 thousand roubles.
Thus, the amount of issuer's circulating funds is more than sufficient for covering its current operating debt service expenses.

4.3.3. Monetary funds

The Company's monetary funds requirement for the next quarter (4th quarter of 2003) is 5,454,453 thousand roubles.
Monetary funds are expected to be received from the following sources:

- *receipt of funds from operating activities (provision of communication services) - 3,283,169 thousand roubles;*
- *receipt of funds from investment activities (use of non-current assets) -16,804 thousand roubles;*
- *external funding (receipt of credits and loans) - 1,576,000 thousand roubles.*

External borrowing is required for funding of Company's investment programmes and for re-payment of earlier obtained short-term bank loans.
Within the amount of external borrowing, floatation of a bond loan worth of 1,500,000 thousand roubles is planned.
As of the moment of preparing the report, the floatation of the Bond Loan of 1.5 billion roubles for a period of 4 years actually took place (on 8th October 2003).

As by the moment the income and expenses budget or the Company's investment programme for the next year (2004) have not been formed yet, it is impossible to calculate the monetary funds requirement.

Data on Company's frozen accounts with banks as of 30.09.03.

No.	Branch	Account No.:	Data on frozen bank account balances	Information accounts payable, collected in the bank's files
1	Petersburg Telephone Network	with the St. Petersburg branch of AKB Incombank – the bank has gone bankrupt		none
		40702810802310003686	2600.18 roubles	
		40702840602315003686		
		40702840102310003686		
		40702280602315003204		
		40702756602315003204		
		40702840602315003204		
		40702840102310003204	585.41 USD or 17,920.51 roubles	
		40702810802310003204		
2.	Murmanelectrosvyaz	The Menatep bank has gone bankrupt, the balance of account is 30,633.77 roubles		none
3.	Cherepovetselectrosvyaz	The Cherepovetscombank bank has gone bankrupt, the balance of account is 12,804.37 roubles		none

4.3.4. Issuer's Financial Investment

Amount of all financial investment of the issuer as of the end of the last fiscal year prior to approval of the decision on the issue of bonds: ***164,394 thousand roubles***
Financial investment of the issuer, making over 10 per cent of all financial investment as of the end of the last fiscal year prior to approval of the decision on the issue of bonds:

Long-term financial investment of the issuer:

Name of financial investment: ***investment in the authorized capital***
Party obliged under the financial investment:
Full official name: ***Arkhangelsk City Telephone Network Limited Liability Company***
Abbreviated name: ***LLC AGTS***
Total amount of the financial investment (roubles): ***62 052 490***
Place of business: ***4, proyezd Priorova, Arkhangelsk, Russia***
Mailing address: ***4, proyezd Priorova, Arkhangelsk, 163071***
TIN: ***2901005600***
Total balance value of financial investments: ***62,052.49 thousand roubles***
Total market value of financial investment:
No information on the market price (value) is given.
The market price of the financial investment cannot be determined, as according to the legislation of RF and the Company's Articles of Association, such financial investment is not a subject of circulation in the free market.

Information on the amount of potential losses related to bankruptcy of an issuer of securities of this type and category (the party obliged under the securities):
The amount of potential losses related to bankruptcy of the party obliged under the financial investment is equal to its total balance value -62,052,490 roubles.

Type, category and form of securities: ***common registered non-documentary shares***
Securities Issuer:
Full official name: ***Telecominvest Open Joint-Stock Company***
Abbreviated name: ***Telecominvest Open Joint-Stock Company***
Place of business: ***24, ul. B. Morskaya, St. Petersburg, 191186***
Mailing address: ***54, Nevsky pr., St. Petersburg, 191186***
TIN: ***7825338139***
Data on issues of securities of this category held by the issuer:

Date of issue registration by the state:	State registration number of the issue	Authority of state registration of the issue:
1.03.1995	72-1-1779	finance authorities
26.04.1996	72-1-3186	finance authorities
27.01.1997	72-1-6694	finance authorities

Face value of one security (roubles): ***10***
Number of securities owned by the Issuer: ***2 449 990***
Total face value of the securities owned by the Issuer (roubles): ***24 499 900***

Total balance value of financial investments: ***24,499.9 thousand roubles***
Total market value of financial investment:
No information on the market price (value) is given.
The market price of the financial investment cannot be determined, as shares of this issuer have not been included in quoting listings of any stock exchange.

Data on income yielded by the securities:
No income has been charged or paid by the securities
Information of reserves created for devaluation of the securities:
No reserves for guarantee of the securities have been created.
Information on the amount of potential losses related to bankruptcy of an issuer of securities of this type and category (the party obliged under the securities):
The amount of potential losses related to bankruptcy of the party obliged under the financial investment is equal to its total balance value -24,499,900 roubles.

Type, category and form of securities: ***common registered non-documentary shares***
Securities Issuer:
Full official name: ***Medexpress Private Insurance Company***
Abbreviated name: ***SZAO Medexpress***
Place of business: ***2, ul. Malaya Konyushennaya, Saint Petersburg Russia***
Mailing address: ***14, ul. Gorokhovaya, St. Petersburg, 191186***
Data on issues of securities of this category held by the issuer:

Date of issue registration by the state:	State registration number of the issue	Authority of state registration of the issue:
28.12.1998	MF 72-1-02856	finance authorities
23.11.1999	MF 72-1-03276	finance authorities

Face value of one security (roubles): ***26***
Number of securities owned by the Issuer: ***154 416***
Total face value of the securities owned by the Issuer (roubles): ***4 014 816***

Total balance value of financial investments: ***21,361.473 thousand roubles***
Total market value of financial investment:
No information on the market price (value) is given.
The market price of the financial investment cannot be determined, as according to the legislation of RF and the Company's Articles of Association, such financial investment is not a subject of circulation in the free market.

Data on income yielded by the securities:
No income has been charged or paid by the securities
Information of reserves created for devaluation of the securities:
No reserves for guarantee of the securities have been created.
Information on the amount of potential losses related to bankruptcy of an issuer of securities of this type and category (the party obliged under the securities):
The amount of potential losses related to bankruptcy of the party obliged under the financial investment is equal to its total balance value -21,361,473.2 roubles.

Short-term financial investments of the Issuer:
There is no such investment making at least 10 per cent of the entire financial investment of the issuer.

4.3.5. Issuer's intangible assets

Intangible assets of Murmanelectroisvyaz branch as of 30.09.2003

Name of the intangible asset	Initial value	Depreciation charged
trademark of the *Telephone Guide* series of reference books	2650,47	640,6
payphone cards trademark	2900,94	755,51
TOTAL	**5551,41**	**1396,11**

Intangible assets of Electroisvyaz of Pskov oblast branch as of 30.09.2003

Name of the intangible asset	Initial value	Depreciation charged
Certification of Pskovelectrosvyaz ASR (automatic billing system)	324275	291364
TOTAL	324275	291364

4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research

Development of OJSC NWT is implemented in compliance with the General Schedule for the Development of Telecommunication Networks of the Interregional Company North-West Telecom, prepared by OJSC Giprosvyaz to the order of OJSC NWT in 2002.

In November 2002, to the order of OJSC NWT, LONIIS (the Leningrad Branch Research Institute of Communication) started a research "Preparing a Development Concept for OJSC NWT for the period of 2003-2007". The cost of the research is ~1200000 roubles (without taking into account VAT). As of the end of the 3rd quarter of 2003, the research had not been completed, no expenses having been incurred in the 3rd quarter.

In 2002 the trademark of OJSC NWT was developed. The costs of developing amounted to 60000 roubles. The procedure of trademark registration is under way. There have been no expenses for development or registration of the trademark in the 3rd quarter.

4.5. Analysis of the Development Trends in the Field of the Issuer's Principal Activity

Economic Prospects of the Region's Development

The socio-economic contribution of the North-Western region in the GDP of Russia in 2002 amounted to 9.4% (or 889.4 billion roubles). The most economically developed regions of the district are St. Petersburg, the Murmansk, Leningrad, Arkhangelsk and Vologda Oblasts, their share being about 83% of the gross regional product of the united territory, 70% of the population's income and 70% of the communication services market.

The total income of the communication industry in RF increase by 20-25% annually. In the three years to come, the volume of the Russian market of telecommunications will be increasing by about 15% annually. In 2000 it was about 4.6 billion US dollars (1.8% of the GDP – 250 billion), while in 2001 its share increased to 1.9% (5.4 and 290 billion US dollars respectively). Traditional operators had about 55% of all income of the industry in the year 2001.
According to the Ministry of Communication, the total income of the communication industry for the year 2002 in Russia was 270 billion roubles. New and traditional operators provided communication and data transmission services worth of about 270 billion roubles all in all, which is 25% more than in 2001. Telecommunication companies had 47% of the industry's income (about 127.5 billion roubles). The income of the cellular communication subindustry in 2002 was over 37% of the entire income of the communication industry. In 2002, over 50,000 km of cable and radio-relay communication lines, 3 MIO lines of automatic telephone exchanges of fixed city and rural telephone networks, over 12 MIO lines of mobile telephone communication and over 70,000 long-distance and international telephone channels were commissioned. The growth in the number of base telephone sets of the local telephone network was 1.8 MIO units, mainly due to telephone sets installed for the population.
In Russia on the average, digitalization of local telephone networks increased from 36.2% in 2001 to 40% in 2002, that of backbone networks from 87.4% to 92%, and the use of fibre-optic transmission systems on backbone networks from 71.5% to 78.0%. The telephone density made 25.6 telephone sets for 100 persons on the population against 24.1 in 2001. The number of payphones with the card payment system increased by 13% and was 127.5 thousand pcs.
As of 1st January 2003, 14602 licenses operated in the industry, including 11894 for telecommunication services, 2515 for telecasting and broadcasting, 187 for mail services and 6 for international information exchange. 1703 certificates for various kinds of communication equipment were issued in 2002.

Forecast of a possible change of the situation

According to forecasts, in the year 2004, the communication market in this country will grow to 8 billion US dollars, which corresponds to 2.05% of the GDP (390 billion US dollars). The key growth factors are the general improvement of the economic situation, strengthened rouble, penetration of mobile communication to regions and restructuring of local communication rates. Thus, the potential investors' interest in this segment of the market is quite high.
The North-Western region is one of well-developed telecommunication markets. A manifestation of that is the significant percentage of income from telecommunication services in the North-Western region in the income of the Russian communication industry – about 16%. The North-Western region is one of well-developed telecommunication markets. A manifestation of that is the significant percentage of income from telecommunication services in the North-Western region in the income of the Russian communication industry – about 16%. The market of the region is characterized by strong competition. The market share is strongly differentiated by regions: in St. Petersburg OJSC North-West Telecom controls only 20% of the market, while its regional branches occupy 52.5% of the telecommunication market.
In 2002 the volume of the telecommunication market of the North-Western region made about 30 billion roubles. On the whole, the communication market development rates in the license territory of OJSC North-West Telecom are non-uniform: there is a more intensive development in regions than in St. Petersburg. This can be explained by the relative saturation of the market of communication services of St. Petersburg and by the increased expenses for communication in regions. Thus, with

the existing market development level, for further development the Company must use extensive methods of gaining extra income from permanent subscribers more actively.
Due to the geographical location of the North-Western Federal District, a number of territories of which have not been sufficiently developed or populated, the communication enterprises of the District hold quite modest positions in Russia. At the same time, the District takes the first place in Russia by e-mail traffic, leaving other territories far behind, which can be explained by the fact that the territory of the District is crossed by communication channels used for information exchange with foreign countries. The North-Western Federal District holds the third place among Federal Districts of RF by income from communication services for the first half of 2002.

V. Detailed Data on the Persons Who are Members of the Issuer's Management Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer

5.1. The data on Issuer's structure and terms of reference of the management body.

The Company's General Meeting of the Shareholders is the supreme management body of the Issuer.

The Company's Board of Directors consisting of 11 persons deals with the general management of Issuer's activities.

Executive bodies of the Company deal with the management of Issuer's current activities.

The General Manager is the sole executive authority, while the Management Board is the collegiate executive body.

Terms of reference of the general meeting of the Issuer's shareholders (participants) according to its Articles of Association (incorporation documents):

The terms of reference of the general meeting of the shareholders include the following issues that cannot be handed over for consideration by the Board of Directors, General Manager or Management Board of the Company:

1) introducing amendments and additions to the Articles of Association or approving the Articles of Association of the Company in a new version (except for the cases provided for by the Federal Law On Joint-Stock Companies), decisions being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting);

2) re-organization of the Company, decisions being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

3) liquidation of the Company, appointing the liquidation committee and approval of the intermediate and final balance sheets, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

4) electing members of the Board of Directors by cumulative voting;

5) early termination of the powers of Members of the Board of Directors, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

6) determining the number, face value and category of stated shares of the Company and the rights granted by those shares, the decisions being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

7) increasing the Company's authorized capital by increasing the face value of shares, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

8) increasing the authorized capital of the Company by floating extra shares through public subscription in case the number of extra floated shares is more than 25 per cent of the common stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

9) increasing the Company's authorized capital by floating extra shares through closed subscription, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

10) reducing the Company's authorized capital by reducing the face value of shares, through the Company acquiring a part of shares for the purpose of reducing their total number, as well as by retiring shares acquired or redeemed by the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

11) electing the members of the Auditing Committee of the Company and early termination of their powers, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

12) approving the auditor of the Company, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

13) approving annual reports, annual accounts of the Company, including profit and loss reports (profit and loss accounts) of the Company, as well as distribution of profit, including payment (statement) of dividend, and losses of the Company on the basis of the results of the fiscal year, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

14) determining the procedure of holding the general meeting of the shareholders of the Company, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

15) splitting and consolidating shares, the decisions being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

16) taking a decision on approval of party-related transactions, the decision being taken in the cases and according to the procedure provided for by chapter XI of the Federal Law On Joint-Stock Companies;

17) taking a decision on approval of big transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is more than 50% of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions performed in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock, the decision being taken by the majority of three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

18) taking a decision on participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

19) approving by-laws regulating the operation of the Company's bodies, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

20) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if the said bonds (or other issued securities) are floated through closed subscription or through public subscription, when in case of public subscription convertible bonds (or other issued securities) may be converted into common shares of the Company, making more than 25 per cent of the earlier floated common shares, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

21) taking a decision on making up for the Company's account expenses for preparation and holding of an a extraordinary general meeting of the Company's shareholders in the case when, contrary to the requirements of the active law of the Russian Federation, the Board of Directors has not taken a decision on convoking an extraordinary meeting and the meeting is convoked by other parties. The decision is taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

22) relieving a party, who, independently or jointly with its affiliated parties, has acquired 30 and more per cent of floated common stock of the Company, from the duty of acquiring shares from other shareholders of the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting, except for the votes granted by the shares held by the said party and its affiliated parties;

23) taking a decision on transferring the powers of the single executive body of the Company to a

managing organization or to a manager, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

24) deciding other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

Terms of reference of the Issuer's Board of Directors (Supervisory Board) according to its Articles of Association (incorporation documents):

The terms of reference of the Company's Board of Directors include the following issues:

1) determining the priority areas of the Company's activities, including approval of the annual budget, medium- and long-term budgets, strategies and programmes of the Company's development, introducing amendments to the said documents, considering the results of their fulfillment;

2) preliminarily approving operations which are beyond the framework established by the annual budget of the Company;

3) convoking the annual and extraordinary General Meetings of the Company Shareholders, except for the cases provided for by clause 8 of article 55 of the Federal Law On Joint-Stock Companies;

4) approving the agenda of the General Meeting of the Shareholders;

5) setting the date for making up the list of the shareholders entitled to participation in the General Meeting of the Shareholders, and other issues included in the terms of reference of the Board of Directors in compliance with chapter VII of the Federal Law On Joint-Stock Companies and related to preparation and holding of the General Meeting of the Shareholders;

6) preliminarily approving the annual report of the Company;

7) increasing the authorized capital of the Company by the Company floating extra shares within the limits of the number of stated shares as established by the Articles of Association, except for the cases provided for by subclauses 8 and 9 of clause 12.2 of the Articles of Association;

8) floatation by the Company of bonds and other issued securities in the case when, under the terms of floatation of such bonds and other issued securities, they are not convertible into Company's shares;

9) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if such bonds (other issued securities) are floated through public subscription and the convertible bonds (other issued securities) can be converted into common stock of the Company making 25 and less per cent of earlier floated common stock;

10) determining the price (monetary valuation) of the property, floatation and redemption price of issued securities in the cases provided for by the Federal Law On Joint-Stock Companies;

11) approving decisions on the issue of securities, prospectuses of securities issue, reports on the results of Company's securities issue, quarterly reports of the issuer of issued securities, reports on the results of Company's shares acquisition for the purpose of retiring them;

12) acquisition of shares, bonds and other securities floated by the Company;

13) approval of the Company's registrar and the terms of the contract with him, as well as taking a decision on terminating the contract with him;

14) recommendations on the amount of dividend earned by shares, the form and time of its payment, and approval of a bylaw on dividend earned by shares of the Company;

15) the use of the reserve and other funds of the Company;

16) control over the use of internal control procedures;

17) recommendations on the amount of remunerations and reimbursements paid to the members of the Company's Auditing Committee, approval of the terms of the contract made with the auditor, including the determination of his remuneration;

18) approval of the Provisions on the Structural Division of the Company Exercising Internal Control, agreeing upon candidates for the position of its manager and consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 0.75 to 25% of the balance

value of the Company's assets as determined on the basis of its accounts as of the last reporting date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 25 to 50 % of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of shares of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's shares;

21) approval of party-related transactions in the cases provided for by chapter XI of the Federal Law On Joint-Stock Companies;

22) agreeing upon the organizational structure of the Company, including the basic functions of the structural divisions;

23) creating branches, opening and liquidating representative offices, approving Provisions on them;

24) preliminarily agreeing upon candidates for positions of branch and representative office managers and dismissal of such managers;

25) determining the priority areas of the branches activities;

26) appointing the single executive body (General Manager), establishing the term of its office, and early termination of its powers;

27) electing (re-electing) the Chairperson of the Board of Directors of the Company and his/her deputy;

28) forming the collective executive authority (Management Board), establishing the term of its office, and early termination of the powers of the Management Board members;

29) agreeing upon combining positions in management bodies of other organizations by the person acting as the single executive body of the Company and by members of the Company's Management Board;

30) permitting to work for and receive wages from other organizations for the person acting as the single executive body;

31) forming standing or provisional (to resolve certain issues) committees of the Board of Directors, and approving the Provisions on them;

32) appointing and dismissing the corporate Secretary of the Company, and approving the Provisions on the staff of the corporate Secretary of the Company;

33) approving terms of contracts (additional agreements) made with the General Manager, Members of the Management Board, managers of branches and representative offices, the manager of the Company's structural division exercising the internal control, with the Corporate Secretary of the Company, and considering issues, the decisions on which must be taken by the Board of Directors in compliance with the said contracts;

34) taking decisions on participation (affiliation as a participant, termination of participation, change of the share of participation) of the Company in other organizations through purchasing or selling stock or shares of other organizations and through investing extra contributions to the authorized capitals of such organizations;

35) taking decisions on Company's participation in nonprofit organizations, except for the cases provided for by subclause 18 of clause 12.2 of the Articles of Association, by affiliation as a participant, termination of participation, by investing extra contributions (fees) related to participation of the Company in nonprofit organizations;

36) taking decisions on the issues of the agenda of general meetings of subsidiaries (supreme management bodies of other organizations), in which the Company is the only participant;

37) determining the procedure of the Company's interaction with organizations in which the Company participates;

38) approving the bylaw on the issues of disclosing information on the Company;

39) approving other bylaws of the Company, besides the ones provided for in clause 13.4 of the Articles of Association, that regulate the issues included in the terms of reference of the Company's Board of Directors, except for the bylaws, the approval of which is included by the Company's Articles of Association in the terms of reference of the general meeting of the shareholders and executive bodies of the Company;

40) other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of

Association.

Terms of reference of the Issuer's sole and collegiate executive bodies according to its Articles of Association (incorporation documents):

The terms of reference of the Company's Management Board include the following issues of managing the current activities of the Company:

1) developing proposals on the priority areas of the Company's activities, including draft annual budgets, medium- and long-term budgets, strategies and programmes of the Company's development, proposals on introducing amendments to the said documents;

2) developing and approving internal control procedures;

3) determining the personnel and social policy of the Company;

4) considering and taking a decision on making collective agreements and covenants, and approving the bylaw regulating the general provisions on labour incentives;

5) preparing materials and draft decisions on issues to be considered by the general meeting of the shareholders and the Board of Directors, and presenting the materials to committees of the Board of Directors;

6) working out the engineering, financial, economic and rate policy of the Company and its branches, strategies and programmes for development of branches;

7) working out the accounting policy, control over improvement of the methodology of book-keeping and managerial accounting, as well as over the introduction of reporting according to international accounting standards in the Company and branches;

8) working out the methodology of planning, budgeting and controlling of the Company and its branches;

9) working out the policy of ensuring the Company's and branches' security;

10) determining the amount, form and procedure of endowing branches with property and withdrawing it from them;

11) determining the number of the members of collective executive bodies of branches and appointing them, as well as early termination of their powers, approving the Provisions on the Collective Executive Body of a Branch;

12) preliminarily agreeing upon candidates for the positions of deputy managers and chief accountants or branches and representative offices and dismissal of the said officials;

13) approving terms of contracts (additional agreements) made with members of collective executive bodies of branches, with deputy managers, and chief accountants or branches and representative offices, and considering issues, the decisions on which are to be taken by the Management Board in compliance with the above agreements;

14) approving annual and quarterly budgets of branches, introducing amendments to the said documents and considering the results of fulfilling them;

15) analysis of the results of the operation of Company's structural divisions, including separate divisions, and working out obligatory instructions for improvement of their operation;

16) approving the bylaws regulating the issues included in the terms of reference of the Company's Management Board, except for the bylaws approved by the general meeting of the shareholders and by the Board of Directors of the Company.

Data on availability of an issuer's bylaw establishing the rules of issuer's corporate behaviour: ***there is no such bylaw***

5.2. Information on Members of the Issuer's Management Bodies

Members of Issuer's Board of Directors (Supervisory Board).

Chairperson: *Valery Nikolayevich Yashin*
Education:

Members of the Board of Directors:
Valery Nikolayevich Yashin
Year of birth: ***1941***

Posts for the recent 5 years:
Period: ***1993 - 1999***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***General Manager***

Period: ***1994 - 1999***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Chairperson of the Management Board***

Period: ***1994 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Board of Directors***

Period: ***1999 – till now***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Position: ***General Manager***

Period: ***2000 – till now***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Position: ***Chairperson of the Management Board***

Period: ***2001 - 2003***
Organization: ***Mobitel Private Company***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Rostelecom Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***TsentrTelecom Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Svyazinvest-Media Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***RTComm.RU Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company Electrosvyaz of Oryol Oblast***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: *2001 – till now*
Organization: *Rostelecom-Garantiya Non-Governmental Pension Fund*
Position: *Chairperson of the Fund Council*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *Chairperson of the Board of Directors*

Period: *2002 – till now*
Organization: *Telecom-Soyuz Non-Governmental Pension Fund*
Position: *Chairperson of the Fund Council*

Period: *2002 – till now*
Organization: *National Payphone Network Open Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2003 – till now*
Organization: *The Russian Foundation of the History of Communications*
Position: *member of the Management Board*

Period: *2003 – till now*
Organization: *St. Petersburg Payphones Private Company*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: *0.172%*
Shares in the Issuer's subsidiaries/affiliates:
no shares

Alexandr Vyacheslavovich Ikonnikov
Year of birth: *1971*
Education:

Posts for the recent 5 years:
Period: *1997 - 1999*
Organization: *Ministry of Fuel and Power Engineering of the Russian Federation*
Position: *Head of the Department for foreign economic relations*

Period: *1999 - 2000*
Organization: *National Association of stock market members*
Position: *Deputy Chairperson of Executive Council*

Period: *2002 – till now*
Organization: *Association of Independent Directors*
Position: *Chairperson of the Management Board*

Period: *2002 – till now*
Organization: *Association for Investors' Rights Protection*
Position: *Director*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company - Central Telecommunication Company*
Position: *member of the Board of Directors*

Period: *2003 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Vadim Yevgenyevich Belov
Year of birth: ***1958***
Education:

Posts for the recent 5 years:
Period: ***1997 - 1998***
Organization: ***Joint-Stock Commercial Bank "International Financial Corporation"***
Position: ***Deputy Chairperson of the Management Board***

Period: ***1998 - 1999***
Organization: ***SPK Capital Limited***
Position: ***Managing Director of the Moscow Representative office***

Period: ***1999 - 2002***
Organization: ***Volgogradelectrosvyaz Public Company***
Position: ***member of the Board of Directors***

Period: ***1999 – till now***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Position: ***Deputy General Manager***

Period: ***2000 – till now***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2001 - 2002***
Organization: ***Sibirtelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company Svyazinform of Chelyabinsk Oblast***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company "South Telecommunication Company"***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Rostelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Uralsvyazinform Public Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Company Uraltelecom of Sverdlovsk Oblast***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Company Electrosvyaz of Rostov Oblast***
Position: ***Chairperson of the Board of Directors***

Period: *2002 – till now*
Organization: *TsentrTelecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2002 - 2003*
Organization: *Open Joint-Stock Company Inter-Regional Commercial Bank of Communication and Information Support Development*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *Tsentralny Telegraf Public Company*
Position: *member of the Board of Directors*

Period: *2002 - 2003*
Organization: *RTK-Invest Private Company*
Area of business: *financial services*
Position: *Chairperson of the Board of Directors*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *RTK-Leasing Private Company*
Position: *Member of the Board of Directors*

Period: *2002 – till now*
Organization: *Non-Profit Partnership Centre for Research of Telecommunications Development Problems*
Position: *Chairman of the Board of the Partnership*

Period: *2001 – till now*
Organization: *Rostelecom-Garantiya Non-Governmental Pension Fund*
Position: *Member of the Fund Council*

Period: *2003 – till now*
Organization: *Telecom-Soyuz Non-Governmental Pension Fund*
Position: *Member of the Fund Council*

Share in the Issuer's authorized capital: *0.00003%*
Shares in the Issuer's subsidiaries/affiliates:
no shares

Ivan Ivanovich Rodionov
Year of birth: *1953*
Education:

Posts for the recent 5 years:
Period: *1997 – till now*
Organization: *Brunswick Capital Management Investment Fund*
Position: *Managing director*

Period: *2001 - 2002*
Organization: *Artelecom Public Company*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: ***Public Company Electrosvyaz of the Republic of Karelia.***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Sergey Vladimirovich Soldatenkov
Year of birth: ***1963***
Education:

Posts for the recent 5 years:
Period: ***1994 - 1998***
Organization: ***Delta Telecom Private Company***
Position: ***General Manager***

Period: ***1998 - 1999***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Deputy General Manager***

Period: ***1999 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***First Deputy General Manager – Commercial Manager***

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Chairperson of the Management Board***

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***General Manager***

Period: ***2001 - 2003***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Megafon Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 - 2003***
Organization: ***Delta Telecom Private Company***

Position: *member of the Board of Directors*

Period: *2001 - 2003*
Organization: *North-West Telecombank Private Company*
Position: *member of the Supervisory Board*

Period: *2002 – till now*
Organization: *Sonik Duo Private Company*
Position: *member of the Board of Directors*

Period: *2003 – till now*
Organization: *Megafon Open Joint-Stock Company*
Position: *Chairperson of the Management Board*

Period: *2003 – till now*
Organization: *Megafon Open Joint-Stock Company*
Position: *General Manager*

Share in the Issuer's authorized capital: *0.0024%*
Shares in the Issuer's subsidiaries/affiliates:
no shares

Dmitry Vladimirovich Levkovsky
Year of birth: *1965*
Education:

Posts for the recent 5 years:
Period: *1995 – till now*
Organization: *"NCH Advisors, Inc"*
Position: *Vice-President*

Period: *2000 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *Uralsvyazinform Public Company*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: *no share*
Shares in the Issuer's subsidiaries/affiliates:
no shares

Irina Mikhailovna Ragozina
Year of birth: *1950*
Education:

Posts for the recent 5 years:
Period: *1996 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *member of the Board of Directors*

Period: *1997 - 1999*
Organization: *Investment Communication Company - Open Joint-Stock Company*
Position: *Shareholding Management Service Manager*

Period: *1999 – till now*

Organization: *Investment Communication Company - Open Joint-Stock Company*
Area of business: *communication*
Position: *Corporate Management Department Director*

Period: *2001 – till now*
Organization: *Moscow City Telephone Network Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company Electrosvyaz of Kurgan Oblast*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Kamchatsvyazinform Open Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company Svyazinform of Chelyabinsk Oblast*
Position: *Chairperson of the Board of Directors*

Period: *2002 – till now*
Organization: *Rostelecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: *no share*
Shares in the Issuer's subsidiaries/affiliates:
no shares

Yury Alexandrovich Bilibin
Year of birth: *1971*
Education:

Posts for the recent 5 years:
Period: *1997 - 1998*
Organization: *Petersburg Telephone Network Open Joint-Stock Company*
Position: *Manager of the Department for Relations with Subsidiaries*

Period: *1998 - 1999*
Organization: *Petersburg Telephone Network Open Joint-Stock Company*
Position: *Manager of the Long-Term Investment and Securities Department*

Period: *1999 - 2000*
Organization: *Petersburg Telephone Network Open Joint-Stock Company*
Position: *Deputy Commercial Manager*

Period: *2000 – till now*
Organization: *Investment Communication Company - Open Joint-Stock Company*
Position: *Assistant General Manager*

Period: *2000 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *member of the Board of Directors*

Period: *2001 – till now*
Organization: *Medexpress Private Insurance Company*
Position: *member of the Supervisory Board*

Period: *2001 – till now*
Organization: *North-West Telecombank Private Company*
Position: *member of the Supervisory Board*

Period: *2001 – till now*
Organization: *National Payphone Network Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2001 – till now*
Organization: *RTComm.RU Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company Svyazinform of Samara Oblast*
Position: *member of the Board of Directors*

Period: *2001 – till now*
Organization: *Uralsvyazinform Public Company*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Magadansvyazinform Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Murmanelectrosvyaz Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2001 - 2003*
Organization: *Open Joint-Stock Company The St. Petersburg Bank of Reconstruction and Development*
Position: *Chairperson of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company Electrosvyaz of Oryol Oblast*
Position: *member of the Board of Directors*

Period: *2001 – till now*
Organization: *Open Joint-Stock Company Inter-Regional Commercial Bank of Communication and Information Support Development*
Position: *member of the Board of Directors*

Period: *2001 – till now*
Organization: *Rostelecom-Garantiya Non-Governmental Pension Fund*
Position: *Fund member*

Period: *2002 – till now*
Organization: *RTK-Leasing Private Company*
Position: *member of the Board of Directors*

Period: *2002 - 2003*
Organization: *RTK-Invest Private Company*
Position: *member of the Board of Directors*

Period: *2002 - 2003*
Organization: *Private company "Interfax-Telecom Informational agency "*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *Svyazinvest-Media Open Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2002 – till now*
Organization: *Mobitel Private Company*
Position: *member of the Board of Directors*

Period: *2002 - 2003*
Organization: *Lensvyaz Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Public Company Electrosvyaz of Kaliningrad Oblast*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Alexandr Alexandrovich Gogol
Year of birth: *1946*
Education:

Posts for the recent 5 years:
Period: *1998 – till now*
Organization: *Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication*
Position: *Rector*

Period: *2000 – till now*
Organization: *St. Petersburg Telecommunication Centre - Private Company*
Position: *Member of the Board of Directors*

Period: *2003 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Alexandr Abramovich Sysoyev
Year of birth: *1949*
Education:

Posts for the recent 5 years:
Period: *1995 - 1998*
Organization: *Open Joint-Stock Company Saint Petersburg Telegraph*
Position: *Chairperson of the Management Board*

Period: *1995 - 1998*
Organization: *Open Joint-Stock Company Saint Petersburg Telegraph*
Position: *General Manager*

Period: *1998 - 2002*
Organization: *Lensvyaz Open Joint-Stock Company*

Position: *General Manager*

Period: *1998 - 2003*
Organization: *Lensvyaz Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *1998 - 2002*
Organization: *Lensvyaz Open Joint-Stock Company*
Position: *Chairperson of the Management Board*

Period: *2002 – till now*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *Chairperson of the Management Board*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *General Manager*

Period: *2002 – till now*
Organization: *Delta Telecom Private Company*
Position: *member of the Board of Directors*

Period: *2003 – till now*
Organization: *St. Petersburg Telecommunication Centre - Private Company*
Area of business: *communication specialists training*
Position: *member of the Board of Directors*

Period: *2003 – till now*
Organization: *Neva Kabel Private Company*
Position: *member of the Board of Directors*

Period: *2003 – till now*
Organization: *Kolatelecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: *0.0376%*
Shares in the Issuer's subsidiaries/affiliates:
no shares

Oleg Anatolyevich Lebedinets
Year of birth: *1977*
Education:

Posts for the recent 5 years:
Period: *1999 - 2000*
Organization: *Wood & Company - Investment company*
Position: *Financial analyst*

Period: *2000 - 2000*

Organization: ***Alfa Capital Investment bank***
Position: ***Deputy Director of the Research Department***

Period: ***2000 – till now***
Organization: ***Brunswick Asset Management***
Position: ***Director of the Investment fund Analytical department***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Issuer's Collegiate executive management body

Igor Nikolayevich Samylin
Year of birth: ***1957***
Education:

Posts for the recent 5 years:
Period: ***1997 - 1998***
Organization: ***Neda Private Company***
Position: ***General Manager***

Period: ***1998 - 1999***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Vyborgsky Telephone Centre Manager***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Customers Department Manager - Customers Manager***

Period: ***2000 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Management Board***

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***First Deputy General Manager - Commercial manager, head of the Petersburg Telephone Network branch***

Period: ***2001 – till now***
Organization: ***Petersburg Transit Telecom Public Company***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Production Private Company***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***

Organization: *Murmanelectrosvyaz Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2001 - 2003*
Organization: *Lensvyaz Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2001 - 2003*
Organization: *St. Petersburg Telecommunication Centre - Private Company*
Position: *member of the Board of Directors*

Period: *2001 – till now*
Organization: *"St. Petersburg Informational Company" Private Company*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Public Company Electrosvyaz of Kaliningrad Oblast*
Position: *member of the Board of Directors*

Period: *2001 – till now*
Organization: *PeterStar Private Company*
Position: *member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *Deputy General Manager in charge of commercial affairs – Regional Manager of the Petersburg Telephone Network branch*

Period: *2002 - 2003*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *Deputy General manager - Manager for strategic policy and business development - regional manager of the Petersburg Telephone Network branch*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *regional manager of the Petersburg Telephone Network branch*

Period: *2002 – till now*
Organization: *Giprosvyaz SPb Public Company*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *TCI Telesense Private Company*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: *no share*
Shares in the Issuer's subsidiaries/affiliates:
no shares

Nikolay Gennadyevich Bredkov
Year of birth: *1953*
Education:

Posts for the recent 5 years:
Period: *1996 - 1999*
Organization: *Petersburg Telephone Network Open Joint-Stock Company*
Position: *Deputy General Manager in charge of Economics and Finance*

Period: *1999 - 2000*
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Deputy Economics and Finance Director - Manager of the Labour Organization and Remuneration Department of the Financial Economic Service of the Central Directorate***

Period: ***2000 - 2002***
Organization: ***Public Company Electrosvyaz of the Republic of Karelia.***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***Artelecom Public Company***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Public Company Electrosvyaz of Vologda Oblast***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Cherepovetsectrosvyaz Public Company***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Manager in charge of structural reorganization***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Management Board***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Deputy General Manager in charge of corporate management***

Period: ***2003 – till now***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***WestBaltTelecom Private Company***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Vologda Cellular Communication Private Company***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.00633%***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Maya Mikhaylovna Semchenko
Year of birth: ***1967***
Education:

Posts for the recent 5 years:
Period: ***1995 - 2000***
Organization: ***Delta Telecom Private Company***

Position: *Chief Accountant, Financial Manager*

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Chief Accountant, Accounting Board Manager***

Period: ***2000 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Management Board***

Period: ***2001 - 2003***
Organization: ***Open Joint-Stock Company The St. Petersburg Bank of Reconstruction and Development***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Chief Accountant***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Vladimir Alexandrovich Akulich
Year of birth: ***1956***
Education:

Posts for the recent 5 years:
Period: ***1992 - 1998***
Organization: ***PeterStar Private Company***
Position: ***General Manager***

Period: ***1998 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Construction Manager***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Deputy General Manager***

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone branch***

Period: ***2000 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Management Board***

Period: ***2001 - 2002***
Organization: ***Novgorodtelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***St. Petersburg International Private Company***
Position: ***member of the Board of Directors***

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company Electrosvyaz of Pskov Oblast*
Position: *member of the Board of Directors*

Period: *2001 – till now*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2002 - 2003*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *Deputy General Manager - Manager in charge of strategic development and technical policy*

Period: *2002 – till now*
Organization: *Giprosvyaz SPb Public Company*
Position: *member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *Deputy General Manager in charge of strategic development and technical policy - Head of GMMTTU (City Long-Distance and International Telegraph and Telephone Centre) of the Petersburg Telephone Network branch*

Period: *2003 – till now*
Organization: *Kaliningrad Mobile Networks Private Company*
Position: *member of the Board of Directors*

Period: *2003 – till now*
Organization: *Vologda Cellular Communication Private Company*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: *no share*
Shares in the Issuer's subsidiaries/affiliates:
no shares

Vladimir Nikolayevich Vorozheykin
Year of birth: *1949*
Education:

Posts for the recent 5 years:
Period: *1997 - 1999*
Organization: *The Federal Service of Russia for Regulation of Natural Monopolies in the Field of Transport*
Position: *Manager of the Federal Service of Russia for Regulation of Natural Monopolies in the Field of Transport for the North-West*

Period: *1999 - 2002*
Organization: *The Territorial Board for St. Petersburg and Leningrad Oblast of the Ministry of RF for Antimonopoly Policy and Support of Business*
Position: *Deputy Manager of the Territorial Board*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *Manager in charge of personnel*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *member of the Management Board*

Period: *2002 - 2002*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *Personnel management Department Director*

Period: *2003 – till now*
Organization: *St. Petersburg Telecommunication Centre - Private Company*
Position: *member of the Board of Directors*

Period: *2003 – till now*
Organization: *Vologda Cellular Communication Private Company*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: *no share*
Shares in the Issuer's subsidiaries/affiliates:
no shares

Alexandr Abramovich Sysoyev
Year of birth: *1949*
Education:

Posts for the recent 5 years:
Period: *1995 - 1998*
Organization: *Open Joint-Stock Company Saint Petersburg Telegraph*
Position: *Chairperson of the Management Board*

Period: *1995 - 1998*
Organization: *Open Joint-Stock Company Saint Petersburg Telegraph*
Position: *General Manager*

Period: *1998 - 2002*
Organization: *Lensvyaz Open Joint-Stock Company*
Position: *General Manager*

Period: *1998 - 2003*
Organization: *Lensvyaz Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *1998 - 2002*
Organization: *Lensvyaz Open Joint-Stock Company*
Position: *Chairperson of the Management Board*

Period: *2002 – till now*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *Chairperson of the Management Board*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *General Manager*

Period: *2002 – till now*
Organization: ***Delta Telecom Private Company***
Position: ***member of the Board of Directors***

Period: *2003 – till now*
Organization: ***St. Petersburg Telecommunication Centre - Private Company***
Area of business: ***communication specialists training***
Position: ***member of the Board of Directors***

Period: *2003 – till now*
Organization: ***Neva Kabel Private Company***
Position: ***member of the Board of Directors***

Period: *2003 – till now*
Organization: ***Kolatelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.0376%***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Grigory Borisovich Chernyak
Year of birth: ***1949***
Education:

Posts for the recent 5 years:
Period: ***1994 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Management Board***

Period: ***1994 - 2001***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***General Issues Manager***

Period: ***2001 – till now***
Organization: ***U Krasnogo Mosta Private Company***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Medexpress Private Insurance Company***
Position: ***member of the Supervisory Board***

Period: ***2001 - 2002***
Organization: ***Zenith Football Club Private Company***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Deputy General Manager - manager in charge of property management***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***

Position: ***Deputy General manager in charge of common issues***

Share in the Issuer's authorized capital: ***0.04%***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Alexey Vladimirovich Shalagin
Year of birth: ***1958***

Posts for the recent 5 years:
Period: ***1997 - 2001***
Organization: ***Public Joint-Stock Company Industry and Construction Bank***
Position: ***Deputy head of the Board***

Period: ***2001 - 2002***
Organization: ***Public Joint-Stock Company Industry and Construction Bank***
Position: ***Deputy branch manager***

Period: ***2002 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Deputy General Manager- Director in charge of Economics and Finance***

Period: ***2003 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Management Board***

Period: ***2003 – till now***
Organization: ***North-West Telecombank Private Company***
Position: ***member of the Supervisory Board***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates:
no shares

Person acting as the sole executive body of the Issuer:

Alexandr Abramovich Sysoyev
Year of birth: ***1949***
Education:

Posts for the recent 5 years:
Period: ***1995 - 1998***
Organization: ***Open Joint-Stock Company Saint Petersburg Telegraph***
Position: ***Chairperson of the Management Board***

Period: ***1995 - 1998***
Organization: ***Open Joint-Stock Company Saint Petersburg Telegraph***
Position: ***General Manager***

Period: ***1998 - 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***General Manager***

Period: ***1998 - 2003***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: *1998 - 2002*
Organization: *Lensvyaz Open Joint-Stock Company*
Position: *Chairperson of the Management Board*

Period: *2002 – till now*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *Chairperson of the Management Board*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *General Manager*

Period: *2002 – till now*
Organization: *Delta Telecom Private Company*
Position: *member of the Board of Directors*

Period: *2003 – till now*
Organization: *St. Petersburg Telecommunication Centre - Private Company*
Area of business: *communication specialists training*
Position: *member of the Board of Directors*

Period: *2003 – till now*
Organization: *Neva Kabel Private Company*
Position: *member of the Board of Directors*

Period: *2003 – till now*
Organization: *Kolatelecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: *0.0376%*
Shares in the Issuer's subsidiaries/affiliates:
no shares

Nature of kinship of the above persons with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer:
persons in the Board of Directors, collective and single executive management bodies of the issuer have no kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer

5.3. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for Each of the Issuer's Management Bodies:

Aggregate amount of remuneration paid to the members of the Board of Directors for the period under report:
Wages (roubles): *0*
Bonuses (roubles): *0*

Commission (roubles): ***1 453 174***
Privileges and/or reimbursement of expenses (roubles): ***885 537***
Other property compensations (roubles) ***0***
Total (roubles): ***2 338 711***

Aggregate amount of remuneration paid to the members of the Management Board for the period under report:
Wages (roubles): ***2 400 971***
Bonuses (roubles): ***761 195***
Commission (roubles): ***1 491 447***
Privileges and/or reimbursement of expenses (roubles): ***386 269***
Other property compensations (roubles) ***0***
Total (roubles): ***3 548 435***

Data on existing agreements in respect of such payments in the current fiscal year: ***there are no such agreements***

5.4. Data on the Structure and Terms of Reference of the Bodies of Control over Financial and Economic Operation of the Issuer

To exercise control over financial and economic operation, the Company creates an Auditing Committee, a special structural division exercising the internal control functions.
The Auditing Committee is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders, with 7 members.
The terms of reference of the Auditing Committee include:
- checking the reliability of the data contained in the reports and other financial documents of the Company;
- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;
- checking the observance of the legal standards in tax calculation and payment;
- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;
- evaluating the economic advisability of financial and economic operations of the Company.

5.5. Information on Members of the Bodies for Control over the Financial and Economic Activities of the Issuer

Personal composition of the Auditing Committee and other issuer's bodies for control over its financial and economic activities:

Full name: *Natalia Vladimirovna Fedorova*
Year of birth: no data
Education: no data

Period: ***1998 - till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Chief accountant of the Electrosvyaz of Pskov oblast branch, OJSTC Nort-West Telecom***

Participation of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer (%): ***0,022***

Percentage of issuer's common stock held by the said party (%): ***0,026***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***no option programmes have been provided for by the issuer***

Participation of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***no option programmes have been provided for in the issuer's subsidiaries or dependent companies***

Full name: ***Andrey Yakovlevich Lang***
Year of birth: ***1970***
Education: ***Higher***

Period: ***1998 - 2002***
Organization: ***Public Joint-Stock Company Industry and Construction Bank, Saint Petersburg***
Position: ***advisor, Head of the Department for Planning and Budget of the Finance Board***

Period: ***2002 - till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Deputy General Manager in charge of Economics and Finance***

Participation of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer (%): ***0***

Percentage of issuer's common stock held by the said party (%): ***0***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***no option programmes have been provided for by the issuer***

Participation of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***no option programmes have been provided for in the issuer's subsidiaries or dependent companies***

Full name: ***Larisa Mikhaylovna Tareyeva***
Year of birth:
Education:

Period: ***now***
Organization: ***Investment Communication Company - Open Joint-Stock Company***

Position: ***Leading Specialist of the Department of Direct Investment and Property***

Participation of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer (%): ***0***

Percentage of issuer's common stock held by the said party (%): ***0***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***no option programmes have been provided for by the issuer***

Participation of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***no option programmes have been provided for in the issuer's subsidiaries or dependent companies***

Full name: ***Irina Viktorovna Prokofyeva***
Year of birth: ***1968***
Education: ***Higher***

Period: ***1997 - 1998***
Organization: ***State Tax Inspectorate for St. Petersburg***
Position: ***Senior State Tax Officer of the Board for Tax Control of City Tax-Payers***

Period: ***1998 - 2001***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Taxation specialist***

Period: ***2001 - 2001***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Position: ***Deputy Manager of the Department of Internal Audit and Economic Analysis***

Period: ***2001 - 2003***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Position: ***Deputy Director - Manager of the Unit of Internal Audit of the Department of Internal Audit and Economic Analysis***

Period: ***2003 - till now***
Organization: ***Yermak RMS Private Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2003 - till now***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Position: ***Manager of the Department of Internal Audit***

Participation of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer (%): ***0***

Percentage of issuer's common stock held by the said party (%): ***0***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***no option programmes have been provided for by the issuer***

Participation of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***no option programmes have been provided for in the issuer's subsidiaries or dependent companies***

Full name: ***Mariya Leonidovna Pravdina***
Year of birth: ***1971***
Education: ***Higher***

Period: ***now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Head of the Investment department***

Participation of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer (%): ***0***

Percentage of issuer's common stock held by the said party (%): ***0***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***no option programmes have been provided for by the issuer***

Participation of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***no option programmes have been provided for in the issuer's subsidiaries or dependent companies***

Full name: ***Sergey Ivanovich Alekhin***
Year of birth: ***1977***
Education: ***Higher***

Period: ***1998 - 1999***
Organization: ***Craft Limited Liability Company***
Position: ***Chief accountant***

Period: ***1999 - 2000***
Organization: ***NPP Energoresurs Private-Type Joint-Stock Company***
Position: ***Chief accountant***

Period: *2000 - 2000*
Organization: *Avista-S Limited Liability Company*
Position: *Chief accountant*

Period: *2000 - 2000*
Organization: *private stock company Editorial Board of the Glavbukh Magazine*
Position: *expert editor*

Period: *2000 - 2003*
Organization: *Investment Communication Company - Open Joint-Stock Company*
Position: *Leading Specialist of the Unit of Internal Audit of the Department of Internal Audit and Economic Analysis*

Period: *2003 - till now*
Organization: *Investment Communication Company - Open Joint-Stock Company*
Position: *Leading Specialist of the Internal Audit Department*

Participation of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer (%): *0*

Percentage of issuer's common stock held by the said party (%): *0*

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: *no option programmes have been provided for by the issuer*

Participation of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): *0*

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): *0*

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: *no option programmes have been provided for in the issuer's subsidiaries or dependent companies*

Full name: *Konstantin Vladimirovich Belyaev*
Year of birth:
Education:

Period: *now*
Organization: *Investment Communication Company - Open Joint-Stock Company*
Position: *Chief accountant*

Participation of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer (%): *0,00076*

Percentage of issuer's common stock held by the said party (%): *0,00067*

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: *no option programmes have been provided for by the issuer*

Participation of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***no option programmes have been provided for in the issuer's subsidiaries or dependent companies***

Nature of any kinship between the member of the issuer's body of control over its financial and economic activities and other members of the issuer's bodies of control over its financial and economic activities, members of the board of directors (supervisory board) of the issuer, members of the collective executive body of the issuer or the person acting as the single executive body of the issuer: ***There is no kinship between the members of the issuer's body of control over its financial and economic activities and other members of the issuer's bodies of control over its financial and economic activities, members of the board of directors (supervisory board) of the issuer, members of the collective executive body of the issuer or the person acting as the single executive body of the issuer.***

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Body of Control over the Financial and Economic Activities of the Issuer

The aggregate amount of remuneration paid to the body of control over the financial and economic activities of the issuer in the period under report:

Wages (roubles): ***487 372***

Bonuses (roubles): ***180 885***

Commission (roubles): ***0***

Privileges and/or reimbursement of expenses (roubles): ***315 415***

Other property compensations (roubles) ***51 864***

Total (roubles): ***1 035 536***

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)

No.	Index	the 3rd quarter of 2003
1	Average number, total (average official number, average number of external employees combining jobs and average number of employees working under civil agreements), persons	28 439
2	*including the average official number of employees, persons*	*28 128*
3	Number of employees as of 01.10.03, persons	28 594
4	including those (in %% of the total number): - younger than 25 y.o. - 25 to 35 y.o. - 35 to 55 y.o. - older than 55 y.o.	 6,8 22,5 65,2 5,5
5	of the total number (line 3, in %%): - those who have graduated from secondary and/or complete general education schools	 30,5

	- those who have graduated from primary and/or secondary vocational schools	46,6
	- those who have graduated from higher schools	22,9

Workers (employees) of the issuer have founded a trade union body.

5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No agreements or obligations of the issuer have been provided for concerning the possibility of issuer's workers' (employees') participation in its authorized capital (unit investment fund).

VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions Made by the Issuer

6.1. Data on the Issuer's total number of shareholders (participants)

Issuer's total number of participants as of the date of the end of the quarter under report:
31748

Total number of parties registered in the shareholders register of the issuer as of the date of the end of the last quarter under report:
31748

Total number of nominal holders of issuer's shares:
41

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock

Name: ***Investment Communication Company - Open Joint-Stock Company***
Place of business: ***str. 2, 55 Plyushchikha, Moscow, Russia***
Mailing address: ***str. 2, 55 Plyushchikha, Moscow, 119121***
Share in the Issuer's authorized capital: ***39.89 %***
Parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of the common stock of an issuer's shareholder (participant):

Name: ***MUSTCOM LIMITED***
Place of business: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***
Mailing address: ***9, Dmitrovsky per., Moscow, 103031***
Share in the authorized capital of the Issuer's shareholder (participant): ***25% + 1 share***
Percentage of common shares: ***25% + 1 share***

Name: ***Ministry of Privity of RF***
Place of business: ***9 Nikolsky per., Moscow, 103685***
Mailing address: ***9 Nikolsky per., Moscow, 103685***
Share in the authorized capital of the Issuer's shareholder (participant): ***50 % + 1 share***
Percentage of common shares: ***50 % + 1 share***

Name: ***Russian Fund of Federal Property***
Place of business: ***9 Leninsky pr-t, Moscow, 117049***
Mailing address: ***9 Leninsky pr-t, Moscow, 117049***
Share in the authorized capital of the Issuer's shareholder (participant): ***25% -2 shares***
Percentage of common shares: ***25% -2 shares***

Full name: ***Brunswick UBS Warburg Nominees Private Company (nominal holder)***
Abbreviated name: ***Brunswick UBS Warburg Nominees Private Company***
Place of business: ***52, emb. Kosmodamyanskaya, building 4, Moscow, 115054***

Mailing address: ***2/2 Paveletskaya square, Moscow, 115054***
TIN: *7711080038*
Share in the Issuer's authorized capital: ***13,092 %***
Percentage of common shares: ***14,286 %***

Parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of the common stock of an issuer's shareholder (participant):

Name: ***Brunswick Warburg (Russia) Ltd.***
Place of business: ***The issuer has no data***
Mailing address: ***The issuer has no data***
Share in the authorized capital of the Issuer's shareholder (participant): ***100 %***

Full name: ***Depository Clearing Company - Private Company (nominal holder)***
Abbreviated name: ***DCC Private Company***
Place of business: ***13, ul. Tverskaya-Yamskaya, Moscow, 125047***
Mailing address: ***103064, z. 14/2, ul. Staraya Basmannaya, building 4, Moscow***
TIN: *7710021150*
Share in the Issuer's authorized capital: ***9,569 %***
Percentage of common shares: ***8,487 %***

Parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of the common stock of an issuer's shareholder (participant):
The issuer has no data

Full name: ***Lindsell Enterprises Limited***
Abbreviated name: ***Lindsell Enterprises Ltd***
Place of business: ***2-4 Arch Makarios III Avenue Capital Center, 9th Floor, 1505, Nicosia Cyprus***
Mailing address: ***17-23, Taganskaya ul., building C, 6th floor, Moscow, 109104, Nch Advisors Inc. for Lindsell Enterprises Ltd***
TIN: ***no data are given, as the said party is not a resident of RF***
Share in the Issuer's authorized capital: ***7,529 %***
Percentage of common shares: ***6,844 %***

Parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of the common stock of an issuer's shareholder (participant):
The issuer has no data

Full name: ***ING BANK (EURASIA) CJSC (CLOSED JOINT-STOCK COMPANY) (nominal holder)***
Abbreviated name: ***ING BANK***
Place of business: ***31, ul.Krasnaya Presnya, Moscow, 123022***
Mailing address: ***31, ul.Krasnaya Presnya, Moscow, 123022***
TIN: *7712014310*
Share in the Issuer's authorized capital: ***6,979 %***
Percentage of common shares: ***5,432 %***

Parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of the common stock of an issuer's shareholder (participant):
The issuer has no data

6.3. Data on the share of the state or the municipal unit in the authorized capital (unit investment fund) of the issuer and on availability of a special right ("golden share")

Share of the Issuer's authorized capital owned by the state (municipality):
Type of ownership: ***federal***
Share: ***0.0007%***

Manager of the block: ***Ministry of Proprietary Relations of the Russian Federation***

Type of ownership: of entities of RF
Share: ***0.000012%***
Manager of the block: ***Department of Proprietary Relations of Vologda Oblast***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):
no such special right is provided for

6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

If any restrictions of the number of shares held by one shareholder and/or their aggregate face value, and/or the maximum number of votes granted to one shareholder are established by the Articles of Association of the issuer, which is a joint-stock company, then such restrictions must be listed: ***no such restrictions have been provided for by the Articles of Association of the issuer.***

If any restrictions of the share of foreign parties' participation in the authorized capital of the issuer have been established by the legislation of the Russian Federation or by other standard legal acts of the Russian Federation, then such restrictions mist be listed or it must be stated that there are no such restrictions: ***there are no such restrictions***

Other restrictions related with Participation in the Authorized Capital (Unit Investment Fund) of the Issuer ***there are no other restrictions***

6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock

Compositions of the issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock as determined as of the date of the list of parties entitled to participation in each general meeting of the shareholders (participants) of the issuer, held for the 5 recent completed fiscal years preceding the date of the end of the quarter under report.

Date when the list of parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***27.04.1999***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***41,8***
Percentage of issuer's common stock held by the said party (%): ***50,005***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***15,698***

Percentage of issuer's common stock held by the said party (%): ***17,514***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***6,832***
Percentage of issuer's common stock held by the said party (%): ***8,336***

Date when the list of parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***03.04.2000***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***41,8***
Percentage of issuer's common stock held by the said party (%): ***50,005***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***13,768***
Percentage of issuer's common stock held by the said party (%): ***15,22***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***6,832***
Percentage of issuer's common stock held by the said party (%): ***8,336***

Date when the list of parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***20.04.2000***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: Investment Communication Company - Open Joint-Stock Company
Abbreviated official name: OJSC Svyazinvest

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***41,8***
Percentage of issuer's common stock held by the said party (%): ***50,005***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***13,768***
Percentage of issuer's common stock held by the said party (%): ***15,22***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***6,832***
Percentage of issuer's common stock held by the said party (%): ***8,336***

Date when the list of parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: *02.04.2001*

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***41,017***
Percentage of issuer's common stock held by the said party (%): ***50,94***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***10,932***
Percentage of issuer's common stock held by the said party (%): ***12,299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***5,424***
Percentage of issuer's common stock held by the said party (%): ***6,737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***4,4***
Percentage of issuer's common stock held by the said party (%): ***5,465***

Date when the list of parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: *01.10.2001*

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***41,017***
Percentage of issuer's common stock held by the said party (%): ***50,94***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***10,932***
Percentage of issuer's common stock held by the said party (%): ***12,299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***5,424***
Percentage of issuer's common stock held by the said party (%): ***6,737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***4,4***
Percentage of issuer's common stock held by the said party (%): ***5,465***

Date when the list of parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***08.05.2002***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***41,017***
Percentage of issuer's common stock held by the said party (%): ***50,94***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***10,932***
Percentage of issuer's common stock held by the said party (%): ***12,299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***5,424***
Percentage of issuer's common stock held by the said party (%): ***6,737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***4,4***
Percentage of issuer's common stock held by the said party (%): ***5,465***

Date when the list of parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: 27.04.1999

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***39,893***
Percentage of issuer's common stock held by the said party (%): ***50,844***

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***6,633***
Percentage of issuer's common stock held by the said party (%): ***6,298***

6.6. Data on Related-Party Transactions Made by the Issuer

Total amount of related-party transactions approved by each management body of the issuer, based on the results of the last quarter under report:

465 612.58 conventional units and
336,542,518. 55 roubles

Transaction (a group of interrelated transactions) with the price of 5 and more per cent of the balance value of the issuer's assets as determined based on the data of its accounts and reports as of the last reporting date: ***there have been no such transactions in the period under report***

Party-related transaction (a group of interrelated transactions), the decision on approving which was not taken by the Board of Directors (Supervisory Board) or the general meeting of the shareholders (participants) of the issuer in the cases when such approval was obligatory according to the laws of the Russian Federation: ***there have been no such transactions in the period under report***

6.7. Data on the amount of accounts receivable

Type of accounts receivable	Period in which the debt arises					
	Less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	more than 1 year
accounts receivable, including:						
overdue one, roubles	-	180 673 453	104 631 016	110 342 632	188 445 623	380 304 944
buyers and customers, roubles	899 470 270	176 229 501	108 796 637	109 356 139	186 631 005	369 873 673
notes receivable, roubles	-	-	-	-	-	-
advances distributed, roubles	232 845 270	60 275 563	32 774 834	81 633 106	49 382 624	18 920 881
other receivables, roubles	92 868 392	23 931 398	4 231 490	5 934 864	8 858 830	20 931 519
Total, roubles:	1 225 183 932	260 436 462	145 802 961	196 924 109	244 872 459	409 726 073

Each debtor has less than 10% of the total accounts receivable.

VII. Issuer's Accounts and Reports and other financial information

7.1. Issuer's Annual Accounts and Reports

Not submitted for this period in the report

7.2. Issuer's quarterly Accounts and Reports for the last completed quarter under report

BALANCE SHEET

			CODES
		Form No.1 under OKUD	**0710001**
as of	**September 30, 2003**	Date (year, month, day)	
Organization:	**OJSC North-West Telecom**	under OKPO	**01166228**
Taxpayer Identification Number	**7808020593**	TIN	780800593

Areas of activities	**electric communication**	under OKVED	64.20.11,12,3,21,2 2
Organizational & Legal form/Form of Ownership:	Public Company	under OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles**	under OKEI	**384**

Address: **14/26 ul. Gorokhovaya, St. Petersburg, 194191**

Date of the approval	28.10.2003
Date of mailing (acceptance)	

ASSETS	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets	110	115	37
including: patents, licenses, trade marks (service marks), other similar rights and assets	111	115	37
organization costs	112	X	X
goodwill	113	X	X
Fixed assets	120	10953003	11629445
including: land plots and objects of nature management	121	4178	4575
buildings, facilities, machinery and equipment	122	9698717	10312630
Construction-in-progress	130	1208435	957956
Profitable investment in stocks of materials and capital equipment	135		
including: property subject to leasing	136		
hired out property	137		
Long-term financial investments	**140**	159481	154483
including: Investment in subsidiaries	141	76204	76204
Investment in associate companies	142	33145	33145
Investment in other companies	143	33006	30046
loans to organizations for over 12 months	144	X	X
other long-term capital investments	145	17126	15088
Other non-circulating assets	150		97350
Total for section I	**190**	12321034	12839271

ASSETS	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
II. CURRENT ASSETS			
Stock	**210**	365152	953612

including: raw materials, materials and other similar values	211	205362	229511
livestock in breeding and feeding	212		
expenditures in work-in-process (turnover costs)	213	788	3560
finished products and goods for resale	214	11111	11563
shipped goods	215		
deferred expenses	216	147891	708978
other stock and expenses	217		
Value added tax on acquired values	220	407099	339583
Accounts receivable (expected in over 12 months after the reporting date)	**230**	16677	27102
including: buyers and customers	231		172
notes receivable	232		
debts of subsidiary and associate companies	233	X	X
advances distributed	234		5351
other debtors	235	16677	21579
Accounts receivable (expected within 12 months after the reporting date)	**240**	1476286	1787591
including: buyers and customers	241	977149	1181933
notes receivable	242	1800	
debts of subsidiary and associate companies	243	X	X
debts of participants (founders) by contributions to the authorized capital	244	X	X
advances distributed	245	321551	470481
other debtors	246	175786	135177
Short-term financial investments	250	12959	14109
including: loans to organizations for less than 12 months	251	X	X
own shares purchased from the shareholders	252	X	X
other short-term capital investments	253	X	X
Monetary funds	**260**	338834	323237
including: cash on hand	261	4928	7824
settlement accounts	262	313311	288078
currency accounts	263	574	617
other monetary funds	264	20021	26718
Other current assets	270		
Total for section II	**290**	2617007	3445234
BALANCE (sum of lines 190 + 290)	**300**	14938041	16284505

LIABILITIES	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized capital	410	937940	937940
Added capital	420	6941473	6927171
Capital reserves	**430**	29375	46897
including:			
reserve funds formed in accordance with the laws	431	29375	46897
reserve funds formed in accordance with the by-laws	432		
Social sphere fund	440	X	X
Retained profit of previous years	460	2964896	2884588
Uncovered loss of previous years	465		
Retained profit for the year under report	470	X	1059366
Uncovered loss for the year under report	475	X	
Total for section III	**490**	10873684	11855962
IV. LONG-TERM LIABILITIES			
Loans and credits	**510**	434622	69958
including:			
loans from banks to be repaid in over 12 months after the reporting date	511	17383	
borrowings to be repaid in over 12 months after the reporting date	512	417239	69958
Other long-term liabilities	520	906825	739892
Total for section IV	**590**	1341447	809850
V. SHORT-TERM LIABILITIES			
Loans and credits	**610**	579006	1364440
including:			
loans from banks to be repaid within 12 months after the reporting date	611	208946	610272
borrowings to be repaid within 12 months after the reporting date	612	370060	754168
Accounts payable	**620**	2063014	2148651
including:			
suppliers and contractors	621	909841	1043364
notes payable	622		
debts to subsidiary and associate companies	623	X	X
wage arrears	624	56065	114449
indebtedness to state out-of-the-budget funds	625	28269	52367
budgetary indebtedness	626	246658	223859
advances received	627	363589	290308
other creditors	628	458592	424304
Indebtedness to participants (founders) on income payment	630	50557	57049
Deferred income	640	30333	48553
Reserves for forthcoming costs	650	X	X

Other short-term liabilities	660	X	X
Total for section V	**690**	2722910	3618693
BALANCE (sum of lines 490 + 590 + 690)	**700**	14938041	16284505

Availability statement of valuables recorded on off-balance accounts

Index	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
Leased fixed assets	910	628585	832601
including those under leasing	911	186996	316517
Inventories accepted for custody	920	19918	12904
Stock accepted for reprocessing	921		686
Equipment accepted for installation	922	14411	15145
Goods accepted for commission	930	539	256
Insolvent debtors' indebtedness written-off to loss	940	347181	585829
Received liability and payment collaterals	950		140826
Received liability and payment collaterals	960	492112	1842837
Wear of residential fund	970	6865	8375
Wear of external improvements and other similar facilities	980	2657	2775
Strict accounting forms	990	3415	2476
Leased out fixed assets	991	18219	25007
Economic implements	992	30844	32964
Funds for payment for communication services	993	4099	6497

STATEMENT ON THE NET ASSETS VALUE

Index	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
Net assets	1000	10904017	11904515

PROFIT AND LOSS REPORT

			CODES
		Form No.02 under OKUD	**0710002**
for:	**9 months of 2003**	Date (year, month, day)	
Organization:	**OJSC North-West Telecom**	under OKPO	**01166228**
Taxpayer Identification Number	**7808020593**	TIN	7808020593
Areas of activities	**electric communication**	under OKDP	642

Organizational & Legal form/Form of Ownership:	**Public Company**	under¬OKOPF/ OKFS	**47/34**
Unit of measurement: **thousand roubles**		under OKEI	**384**

Date of the approval	28.10.2003
Date of mailing (acceptance)	

Index	Line code	For the period under report	For the same period of the previous year
1	2	3	4
I. Income from and expenses for normal activities			
(Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)	010	8828955	7271617
including that from the sales: of communication services	011	8560855	7054228
Prime cost of sold goods, products, works and services	020	(6332099)	(5336046)
Including that from communication services	021	6215081	5234803
Gross profit	**029**	2496856	1935571
Commercial expenses	030	X	X
Management expenses	040	X	X
Profit (loss) from sales (lines 010 -020)	**050**	2496856	1935571
II. Operating income and expenses			
Interest receivable	060	5913	4749
Interest payable	070	(146406)	(71064)
Income from participation in other organizations	080	645	490
Other operating income	090	191643	103527
Other operating expenses	100	(691223)	(819019)
III. Income and expenses from sources other than sales			
Income from sources other than sales	120	161219	116816
Expenses for purposes other than sales	130	(484551)	(474985)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)	**140**	1534096	796085
Tax on profit, and other similar obligatory fees	150	(470793)	(242416)
Profit (loss) from normal activities	***160***	1063303	553669
IV. Extraordinary income and expenses			
Extraordinary income	170	172	
Extraordinary expenses	180	(4109)	(7)
Net profit (retained profit (loss) of the period under report) (lines 160 + 170 - 180)	**190**	1059366	553662

Index	Line code	For the period under report	For the same period of the previous year
1	2	3	4
For reference:			
Dividend per share *			
On preferred of A type	**201**	X	X
on common shares	**202**	X	X

Amounts of dividend per share expected in the next year under report: * On preferred of A type	203	X	
on common shares	204	X	
		3	4
Dividend per share * on preferred of B type	205	X	X
		3	
Amounts of dividend per share expected in the next year under report: * on preferred of B type	206	X	

* To be filled in the annual accounting report

Explanation of profit and loss items

Index	Line code	For the period under report		For the same period of the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received	210	5448	(1942)	6365	(1979)
Profit (loss) of previous years	220	23692	(25520)	20706	(36924)
Indemnification for losses inflicted by failure to fulfil or to fulfil duly the obligations	230	9808	(3787)	1516	(937)
Exchange rates of foreign currency transactions	240	107035	(123458)	23464	(148737)
Reduction of inventory cost as of the end of the period under report	250	X	X	X	X
Writing off accounts receivable and payable with expired limitation period	260	93	(2355)	2027	(5159)

7.3. Issuer's Summary Accounts for the Three Last Completed Fiscal Years or for Each Completed Fiscal Year

No summary accounts are submitted

Grounds of not submitting:

The duty of an organization to make up summary accounts is established by clause 91 of the Order of the Ministry of Finance of RF No. 34n "On Approving the Provisions on Book-Keeping and Reporting in the Russian Federation" of 29.07.98.

In compliance with the said order, if an organization has subsidiaries or dependent companies, summary accounts are to be made up besides own accounting report, including the reporting indices of such companies situated in the territory of the Russian Federation and outside the Russian Federation, according to the procedure established by the Ministry of Finance of the Russian Federation.

Meanwhile, no procedure for making up summary (consolidated) reports has been established by the Ministry of Finance of the Russian Federation by today. The only document concerning making up such reports is the Order of the Ministry of Finance No. 112 of 30th December 1996 "On Methodological Recommendations for Making up and Submitting Summary Accounts" Meanwhile, this act is not a normative act (according to the resolution of the Ministry of Justice of the Russian Federation of 19th March 1997, No. 07-02-285-97, this order of the Ministry of Finance does not require state registration), is of purely methodological nature, and, besides, that document does not establish a procedure, but just determines the general approaches towards making up summary accounts. There are no explanations or instructions in respect of applying that order.

At the same time, according to clause 8 of the Order, a Group may abstain from making up summary accounts according to the rules provided for by the standard acts and methodological instructions on book-keeping of the Ministry of Finance of the Russian Federation, if the following conditions are simultaneously observed:

the summary accounts have been made up on the basis of the International Accounting Standards (IAS) prepared by the International Accounting Standards Committee;

- the Group must ensure reliability of the summary accounts made up on the basis of IAS;

- the explanatory note to the summary accounts contains the list of applied accounting requirements, discloses the book-keeping methods, including evaluations differing from the rules provided for by the standard acts and methodological instructions on accounting of the Ministry of Finance of the Russian Federation.

7.4. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales

The issuer neither deals with sales of products or goods, nor performs jobs, nor provides services outside the Russian Federation.

7.5. Data on Any Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year

There have been no essential changes in the composition of issuer's property after the date of expiry of the last completed fiscal year.

7.6. Data on Issuer's Participation in Any Court Proceedings, if Such Participation May Materially Affect Financial or Economic Operation of the Issuer

As of the date of expiry of the period under report (30.09.03) and during the three years preceding that date, OJSC North-West Telecom did not take part in any court proceedings, the results of which might materially affect the financial and economic operation of the Company.

VIII. Extra Data on the Issuer and the Issued Securities Floated by the Issuer

8.1. Extra Data on the Issuer

8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer

Amount of the Issuer's authorized capital as of the date of the expiry of the last quarter under report (roubles): ***937 940 010***

Breakdown of the authorized capital by share categories:
Common stock:
Total (roubles): ***735 917 222***
Share in the Issuer's authorized capital: ***78.461012 %***
Preferred stock:
Total (roubles): ***202 022 788***
Share in the Issuer's authorized capital: ***21.538988 %***

Category of stock circulating outside the Russian Federation: ***common registered non-documentary***

Percentage of stock circulating outside the Russian Federation in the total number of the stock of the respective category: ***0,17%***

Name and location of the foreign issuer whose securities certify the rights in respect of issuer's stock of the respective category: ***JPMorgan Chase Bank is the issuer under the 1st level ADR programme of OJSC NWT.***

Brief description of the programme (type of programme) for the issue of foreign issuer's securities certifying the rights in respect of the stock of the respective category: ***1st level ADR***

Data on obtaining a permission from the Federal Commission for circulation of issuer's stock of the respective category outside the Russian Federation (if applicable): ***Resolution No. 1590/r of 11th August 2001, Resolution No. 1590/r of 3rd January 2002.***

Name of foreign organizer of trade (organizer of trade) through whom foreign issuer's securities certifying the rights in respect of issuer's shares circulate (if there is such a circulation) ***according to the circulation conditions in the framework of 1st level ADR programme, trade is effected in the off-exchange market only***

8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer

Period starting date: ***January 1, 1998***

The amount of the Issuer's authorized capital is	Number of common shares	Face value (roubles)	Number of preferred shares	Face value (roubles)	Issuer's management body taking the decision on changing AC	No and date of making up the minutes	The amount of the Issuer's authorized capital is

466 474 800	382 288 800	1	84 186 000	1	general meeting of the shareholders	3.04.2000 No.1	587 497 817
587 497 817	473 056 966	1	114 440 851	1	general meeting of the shareholders	25.06.2002 No.01-02	937 940 010

8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer

In compliance with the Articles of Association, the Issuer forms a reserve in the amount of 5 per cent of the authorized capital.
As of 01.01.03, a reserve had been formed in the amount of 29,375 thousand roubles, which amounted to 13.3 per cent of the authorized capital.
As of 01.10.2003, 17 522 thousand roubles were deducted to the reserve, as a result of which the amount of the reserve as of 01.10.2003 was 46 897 thousand roubles, or 5% of the Issuer's authorized capital.

8.1.4. Data on the Procedure of Convoking and Holding the Meeting (Session) of the Supreme Management Body of the Issuer

Name of the supreme management body of the issuer: *general meeting of the shareholders*

Procedure of notifying the shareholders (participants) on holding the meeting (session) of the supreme management body of the issuer:

1. A notification on holding a general meeting of the shareholders must be provided not later than 20 days in advance, while a notification on holding a general meeting of the shareholders, the agenda of which contains an issue of Company re-organization must be provided not later than 30 days before the date it is to be held.

If the proposed agenda of an extraordinary general meeting of the shareholders contains the issue of electing the Board of Directors of the Company, a notification on holding an extraordinary general meeting of the shareholders must be provided not later than 50 days before the date of holding it.

The notification on holding a general meeting of the shareholders must be provided in the form provided for by the active law of the Russian Federation and by the Articles of Association of the Company according to the procedure established by the Company's Board of Directors.

2. The notification on holding a general meeting of the shareholders must contain:

full official name of the Company and location of the Company;

form of holding the general meeting of the shareholders (meeting or absentee voting);

the date, place and time of holding the general meeting of the shareholders, and the mailing address to which filled in ballots may be sent, or, in case of holding the general meeting of the shareholders in the form of absentee voting, the date of finishing the acceptance of voting ballots and the mailing address to which filled in ballots are to be sent ;

starting time of registration of the persons (their representatives) taking part in the general meeting of the shareholders;

date when the list of parties entitled to participation in the general meeting of the shareholders was made up;

agenda of the general meeting of the shareholders;

procedure of confirming their powers by representatives of those entitled to participation in the general meeting of the shareholders;

procedure of getting familiarized with the information (materials) to be provided to those entitled to participation in the general meeting during preparation for the general meeting, and the address(es) at which it is possible to get familiarized with it (address (location) of the single executive body of the Company, as well as addresses of other places where the information (materials) will be provided).

3. The notification to shareholders on holding a general meeting of the shareholders, the agenda of which includes issues, the voting on which may entail the right of demanding redemption of shares by the Company, must contain, besides the information listed in 2, the following information:

on whether the shareholders holding the voting shares of the Company are entitled to demand redemption of their shares by the Company, if they vote against taking a decision or do not take part in the voting on such issues;

on the price and procedure of shares redemption.

4. The notification to shareholders on holding an extraordinary general meeting of the shareholders, the agenda of which includes the issue of electing the Company's Board of Directors, must contain, besides the information listed in 2, also information on the procedure and timing of proposing candidates to the Company's Board of Directors by the shareholder(s) holding in the aggregate not less than 2 per cent of the Company's voting shares.

5. Besides the information listed in 2 – 4, the notification on holding a general meeting of the shareholders may contain other information on the procedure of shareholders' participation in the general meeting of the shareholders.

Parties (bodies) entitled to convoke (demand holding) an extraordinary meeting (session) of the issuer's supreme management body, and procedure of sending (presenting) such demands:

An extraordinary general meeting of the shareholders shall be held upon decision of the Board of Directors on the basis of its own initiative, a demand of the Company's Auditing Committee, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented.

Demands on holding an extraordinary general meeting may be presented by:

sending them by mail to the address (location) of the single executive body of the Company as indicated in the single state register of legal entities;

delivering against signature to the person acting as the single executive body of the Company, to the Chairperson of the Board of Directors of the Company, Corporate Secretary of the Company or to another person entitled to accept written mail sent to the Company;

faxing.

Procedure of fixing the date of holding the meeting (session) of the supreme management body of the issuer:

the date, place and time of holding the general meeting of the shareholders, and the mailing address to which filled in ballots may be sent, or, in case of holding the general meeting of the shareholders in the form of absentee voting, the date of finishing the acceptance of voting ballots and the mailing address to which filled in ballots are to be sent are determined by the Board of Directors of the Company

1. An annual general meeting of the shareholders shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

2. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand on holding an extraordinary general meeting of the shareholders is presented.

3. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand on holding an extraordinary general meeting of the shareholders is presented.

4. If the number of the members of the Board of Directors of the Company becomes less than the quorum required for holding sessions of the Company's Board of Directors, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide the issue of electing the Board of Directors of the Company must be held within 70 days from the moment the decision to hold it is taken by the Board of Directors of the Company.

5. Except for the case mentioned in 4, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide any issues within the terms of reference of the general meeting of the shareholders, including the issues of:

- early termination of the powers of the Company's Board of Directors and electing the Company's Board of Directors (when the number of the members of the Board of Directors of the Company is not less than the quorum required for holding sessions of the Company's Board of Directors),

- electing the Company's Board of Directors (if the Board of Directors has not been elected for a certain reason),

must be held within the time fixed by the Company's Board of Directors, taking into account the requirements of the active law and the Articles of Association of the Company.

Parties entitled to put forward motions to the agenda of the meeting (session) of the supreme management body of the issuer, procedure of putting forward such motions: ***the shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to put forward motions to the agenda of the annual general meeting of the shareholders and to propose candidates to the Board of Directors of the Company and to the Auditing Committee of the Company, the number of which may not exceed the number of members of the respective body as established by the Company's Articles of Association.***

Parties entitled to get familiarized with the information (materials) provided for preparation and holding of the meeting (session) of the supreme management body of the issuer, and procedure of getting familiarized with such information (materials):

The list of persons entitled to participation in the general meeting of the shareholders is made up on the basis of the data from the Company's shareholders register.

The following information (materials) is provided to the persons entitled to participation in the general meeting of the shareholders according to the procedure and to the address(es) indicated in the notification on holding the general meeting of the shareholders:

- annual accounts and reports, including the conclusion of the auditor and the conclusion of the Auditing Committee of the Company on the results of the inspection of the annual accounts and reports;

- data on candidates to the Company's Board of Directors and the Company's Auditing Committee;

- draft amendments and additions to the Articles of Association of the Company or draft Articles of Association in a new version;

- draft bylaws of the Company;

- other draft documents, the adoption of which is provided for by draft decisions of the general meeting of the shareholders;

- draft decisions of the general meeting of the shareholders;

- other information (materials) required for submission in compliance with the active law;

- other information (materials) for taking decisions on the issues of the agenda of the general meeting of the shareholders, included by the Board of Directors in the list of information (materials) provided to shareholders during preparation for the general meeting of the shareholders.

A notification on holding a general meeting of the shareholders must be provided not later than 20 days in advance, while a notification on holding a general meeting of the shareholders, the agenda of which contains an issue of Company re-organization must be provided not later than 30 days before the date it is to be held.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not Less Than 5 Per Cent of the Authorized Capital (Unit Fund) or at Least 5 Per Cent of Common Stock

Name: *AMT Limited Liability Company*

Place of business: ***3-5 ul. B. Morskaya, St. Petersburg 193167***

Mailing address: ***k.201, d.14, Sinopskaya nab., St. Petersburg 193167***

Issuer's share in the authorized capital of the corporation: ***100 %***

Share of the party in the Issuer's authorized capital: ***0.37 %***

Officials:

Vadim Vladimirovich Kotov

Duties of the official: *Sole executive body*

Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***Pagetelecom Limited Liability Company***
Place of business: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, Russia***
Mailing address: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627 Russia***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***0.002 %***
Officials:

Vladimir Vasilyevich Nikandrov
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***Tsentrum Limited Liability Company***
Place of business: ***22, pr. Antikainena, Petrozavodsk, the Republic of Karelia***
Mailing address: ***22, pr. Antikainena, Petrozavodsk, 185000 the Republic of Karelia***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Raisa Stepanovna Fomina
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***Polycomp Limited Liability Company***
Place of business: ***20, ul. Bolshaya Morskaya, St. Petersburg, 191186 Russia***
Mailing address: ***24, ul. Bolshaya Morskaya, St. Petersburg, 191186 Russia***
Issuer's share in the authorized capital of the corporation: ***90 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Alla Antonovna Sergeyeva
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***Arkhangelsk City Telephone Network Limited Liability Company***
Place of business: ***the Russian Federation, the city of Arkhangelsk***
Mailing address: ***4, proyezd Priorova, Arkhangelsk, 163071***
Issuer's share in the authorized capital of the corporation: *77 %*
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Sergey Arkadyevich Surovtsev
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0.019 %***

Name: ***Vologda Cellular Communication Private Company***
Place of business: ***103, ul. Zosimovskaya, Vologda, 160009***
Mailing address: ***103, ul. Zosimovskaya, Vologda, 160009***
Issuer's share in the authorized capital of the corporation: ***60 %***
Share of the party in the Issuer's authorized capital: ***0.0013 %***
Officials:

Nikolay Gennadyevich Bredkov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.00633 %***

Vladimir Nikolayevich Vorozheykin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Vladimir Alexandrovich Akulich
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Georgiy Viktorovich Sviridov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Alexandr Mikhaylovich Tukachinsky
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Evgeniy Alexandrovich Vasilchenko
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***St. Petersburg Telecommunication Centre - Private Company***
Place of business: ***24, Bolshevikov pr., St. Petersburg, 193232, the Russian Federation***
Mailing address: ***30/32, 3-liniya, Vasilyevsky Ostrov, St. Petersburg, 199053***
Issuer's share in the authorized capital of the corporation: ***54.38 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Alexandr Alexandrovich Gogol
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Vitaliy Ivanovich Danilov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Alexandr Abramovich Sysoyev
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0376 %***

Vladimir Nikolayevich Vorozheykin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Gennadiy Ivanovich Solovskiy
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Maria Ivanovna Dubyaga

Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***Novgorod Datacom Limited Liability Company***
Place of business: ***22, ul. Industrialnaya, pos. Pankovka, Novgorod district, Novgorod Oblast, 173526***
Mailing address: ***20, ul. Mikhaylova, Veliky Novgorod, 173000***
Issuer's share in the authorized capital of the corporation: ***52 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Sergey Fyodorovich Makarov
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***Bona Limited Liability Company***
Place of business: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Mailing address: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***52 %***
Share of the party in the Issuer's authorized capital: ***no share***
Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Name: ***Kolatelecom Open Joint-Stock Company***
Place of business: ***the city of Murmansk***
Mailing address: ***5/23, ul. Vorovskogo, Murmansk 183038***
Issuer's share in the authorized capital of the corporation: ***50 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Alexandr Abramovich Sysoyev
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0376 %***

Alexandr Alexeyevich Khlyzov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Nikolay Borisovich Korzenev
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0%***

Alexandr Alexeyevich Khlyzov
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***NEVA KABEL Private Company***
Place of business: ***8 proyezd, 9 kvartal, Promyshlennaya zona Parnas, St. Petersburg, Russia***
Mailing address: ***8 proyezd, 9 kvartal, Promyshlennaya zona Parnas, St. Petersburg, Russia, 194292***
Issuer's share in the authorized capital of the corporation: ***48.97 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Stefan Vidomski
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Timo Puhakka
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Toivo Erik Victor Lindfors
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Alexandr Abramovich Sysoyev
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0376 %***

Yuriy Konstantinovich Rudov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Yury Lvovich Matveyev
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***Delta Telecom Private Company***
Place of business: ***22 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Mailing address: ***22 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Issuer's share in the authorized capital of the corporation: ***43.12 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Victor Ivanovich Ustyuzhanin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Igor Nikolayevich Samylin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0%***

Alexandr Abramovich Sysoyev
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0376 %***

Timur Mairbekovich Khusainov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Oleg Alexandrovich Kurennoy
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Sergey Yuryevich Medvedkov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Viktor Mikhaylovich Leonchikov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Victor Ivanovich Ustyuzhanin
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***Commercial Television and Radio Private Company***
Place of business: ***3 Academician Pavlov ul., St. Petersburg, 197022***
Mailing address: ***3 Academician Pavlov ul., St. Petersburg, 197022***
Issuer's share in the authorized capital of the corporation: ***40 %***
Share of the party in the Issuer's authorized capital: ***no share***
Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Name: ***Medexpress Private Type Insurance Company***
Place of business: ***2, ul. Malaya Konyushennaya, Saint Petersburg 191186***
Mailing address: ***14, ul. Gorokhovaya, St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***34.59 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Grigory Borisovich Chernyak
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.04 %***

Frieder Booble
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Yury Alexandrovich Bilibin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Gerhard Jurka
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Nataliya Yuryevna Shumilova
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***Kaliningrad Mobile Networks Private Company***

Place of business: *24, ul. Bolnichnaya, Kaliningrad, 236040, the Russian Federation*
Mailing address: *2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation*
Issuer's share in the authorized capital of the corporation: *33.5 %*
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Vladimir Alexandrovich Akulich
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Oleg Khavshabovich Avdysh
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Marina Borisovna Nabieva
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Oleg Khavshabovich Avdysh
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: *WestBaltTelecom Private Company*
Place of business: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***28 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Nikolay Gennadyevich Bredkov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.00633 %***

Pyotr Valeryevich Mikhaylevskiy
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Samoil Davidovich Moldavskiy
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Olga Yakovlevna Blynskaya
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Jacob Gerd
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Samoil Davidovich Moldavskiy

Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***Octagon Technologies Private Company***
Place of business: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Mailing address: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Issuer's share in the authorized capital of the corporation: ***26.4 %***
Share of the party in the Issuer's authorized capital: ***no share***
Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Name: ***Tele-Nord Public Joint-Stock Company***
Place of business: ***5, ul Samoylovoy, Murmansk, 183038***
Mailing address: ***5, ul Samoylovoy, Murmansk, 183038***
Issuer's share in the authorized capital of the corporation: ***25 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Nikolay Gennadyevich Bredkov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.00633 %***

Oleg Alexandrovich Kurennoy
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Denis Valeryevich Malyshev
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Alexandr Anatolyevich Nepomiluyev
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***Dancell Private Type Company***
Place of business: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Mailing address: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Issuer's share in the authorized capital of the corporation: ***23.65 %***
Share of the party in the Issuer's authorized capital: ***no share***
Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Name: ***non-bank crediting organization Northern Clearing Chamber – a private stock company***
Place of business: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Mailing address: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***19.97 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Stanislav Vladimirovich Potyomkin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0%***

Alexandr Nikolayevich Preminin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Alexandr Ivanovich Gladkov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Lyudmila Petrovna Karpova
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Alexey Vladimirovich Shalagin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Vladimir Anatolyevich Strezhnev
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Vitaliy Lvovich Chebotov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Alexandr Nikolayevich Preminin
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***Telecominvest Open Joint-Stock Company***
Place of business: ***54, Nevsky pr., St. Petersburg, 191011, Russia***
Mailing address: ***54, Nevsky pr., St. Petersburg, 191011, Russia***
Issuer's share in the authorized capital of the corporation: ***15 %***
Share of the party in the Issuer's authorized capital: ***0.007 %***
Officials:

Valery Nikolayevich Yashin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.172 %***

Vladimir Alexandrovich Akulich
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Sergey Vladimirovich Soldatenkov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0024 %***

Alexandr Abramovich Sysoyev
Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: *0.0376 %*

Piter Schuchardt
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Annika Christianson
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Alexandr Nikolayevich Volkov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Igor Nikolayevich Samylin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Michael Bemke
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Eloholma Aimo
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Maxim Yurievich Gorokhov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Alexandr Alexeyevich Malygayev
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Maxim Yurievich Gorokhov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Alexandr Anatolyevich Barunin
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Maxim Yurievich Gorokhov
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: *North-West Telecombank Private Company*
Place of business: ***12, Baskov per., St. Petersburg, 191014***

Mailing address: *12, Baskov per., St. Petersburg, 191014*
Issuer's share in the authorized capital of the corporation: *14.23 %*
Share of the party in the Issuer's authorized capital: *0.04 %*
Officials:

Yury Alexandrovich Bilibin
Duties of the official: *member of the Board of Directors (Supervisory Board)*
Share of the party in the Issuer's authorized capital: *0 %*

Irina Vladimirovna Golovchenko
Duties of the official: *member of the Board of Directors (Supervisory Board)*
Share of the party in the Issuer's authorized capital: *0 %*

Alexey Vladimirovich Shalagin
Duties of the official: *member of the Board of Directors (Supervisory Board)*
Share of the party in the Issuer's authorized capital: *0%*

Maxim Yurievich Gorokhov
Duties of the official: *member of the Board of Directors (Supervisory Board)*
Share of the party in the Issuer's authorized capital: *0 %*

Vitaly Gennadyevich Savelyev
Duties of the official: *member of the Board of Directors (Supervisory Board)*
Share of the party in the Issuer's authorized capital: *0 %*

Yury Igorevich Novikov
Duties of the official: *member of the Board of Directors (Supervisory Board)*
Share of the party in the Issuer's authorized capital: *0 %*

Vera Konstantinovna Losina
Duties of the official: *member of the Board of Directors (Supervisory Board)*
Share of the party in the Issuer's authorized capital: *0 %*

Galina Sergeyevna Beloglazova
Duties of the official: *member of the collegiate executive body*
Share of the party in the Issuer's authorized capital: *0 %*

Alexey Vitalyevich Boriskin
Duties of the official: *member of the collegiate executive body*
Share of the party in the Issuer's authorized capital: *0 %*

Vladimir Vasilyevich Pinchuk
Duties of the official: *member of the collegiate executive body*
Share of the party in the Issuer's authorized capital: *0 %*

Alexandr Petrovich Chaikin
Duties of the official: *member of the collegiate executive body*
Share of the party in the Issuer's authorized capital: *0 %*

Yury Igorevich Novikov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Olga Dmitriyevna Volodina
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Alexey Evgenyevich Gorigledzhan
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Yury Igorevich Novikov
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***FORE Private Company***
Place of business: ***6 ul. Marata, St. Petersburg, 191002***
Mailing address: ***120 pr. Obukhovskoy Oborony, St. Petersburg, 193012***
Issuer's share in the authorized capital of the corporation: ***13.3 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Natalya Mikhailovna Puzyryova
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Alexandr Alexandrovich Klyushkin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Mikhail Izralyevich Fux
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Mikhail Izralyevich Fux
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***VISA Private Company***
Place of business: ***11, Sapyorny per., St. Petersburg, 191014***
Mailing address: ***11, Sapyorny per., St. Petersburg, 191014***
Issuer's share in the authorized capital of the corporation: ***10 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Viktor Ivanovich Rozov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Nikolay Valeryevich Sivach
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Gleb Sergeyevich Nikitin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Alexandr Viktorovich Rozov
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***Rostelegraph Private Company***
Place of business: ***7 ul. Tverskaya, Moscow, 103375***
Mailing address: ***7 ul. Tverskaya, Moscow, 103375***
Issuer's share in the authorized capital of the corporation: ***7.84 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Vaagn Artavazdovich Martirosyan
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Igor Viktorovich Zabolotny
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Yury Vasilyevich Kuzmenko
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Olga Matveyevna Rybakina
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0%***

Victor Ivanovich Prilipko
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Pavel Alexandrovich Ryazantsev
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Konstantin Vladimirovich Pirl
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Vladimir Yakovlevich Putilov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Sergey Andreyevich Tokarenko
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Victor Ivanovich Prilipko
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

Name: ***Kit Private Type Company***
Place of business: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***
Mailing address: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***
Issuer's share in the authorized capital of the corporation: ***6.97 %***
Share of the party in the Issuer's authorized capital: ***no share***
Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Name: ***TD - Telecom Private Company***
Place of business: ***8, Voskresenskaya ul. 6th floor, Arkhangelsk, 163061***
Mailing address: ***8, Voskresenskaya ul. 6th floor, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***6.7 %***
Share of the party in the Issuer's authorized capital: ***no share***
Officials:

Nikolay Gennadyevich Bredkov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.00633 %***

Sergey Arkadyevich Surovtsev
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.019 %***

Nina Ivanovna Bakina
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Nikolay Mikhaylovich Vanichev
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.00005 %***

Nataliya Sergeyevna Sinkova
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

Nikolay Mikhaylovich Vanichev
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

8.1.6. Data on Material Transactions Made by the Issuer

Material transactions (groups of interrelated transactions) the amount of commitments under which is 10 and more per cent of the balance value of the issuer's assets according to its accounts for the last completed period under report, preceding the date of the transaction: ***none***

8.1.7. Data on Credit Ratings of the Issuer

Object of assigning the rating: ***issuer***

Rating	Period		
	2001	2002	3rd quarter of the year 2003
International credit rating	CCC/stable	CCC/stable	B- / stable

Object of assigning the rating: ***issuer's securities***
Type of securities: ***bonds***
Category (type): ***documentary, payable to bearer***
Series: ***01***
Form: ***interest-bearing***
The state registration No. of the securities issue: ***4-01-00119-A***
Date of state registration: ***6 March 2002***

Rating	Period	
	2002	3rd quarter of the year 2003
Credit rating according to the Russian scale	ruBB	ruBBB

Object of assigning the rating: ***issuer's securities***
Type of securities: ***bonds***
Category (type): ***documentary non-convertible, payable to bearer, with obligatory centralized care***
Series: ***02***
Form: ***interest-bearing***
The state registration No. of the securities issue: ***4-02-00119-A***
Date of state registration: ***July 8, 2003***

Rating	Period
	3rd quarter of the year 2003
Credit rating according to the Russian scale	ruBBB

Full official name of the organization that gave the credit ratings:
Standard & Poors International Services, Inc.
Abbreviated official name:
none
Place of business:
4/7 Vozdvizhenka ul., building 2

Brief description of the method of assigning the credit rating:
Depending on categories of issuers and type of rating, there are different methods of Standard & Poor's rating assignment. Thus, in the case of companies, the characteristics of the business (market, position in competition, management and strategy) are analyzed, as well as the financial profile (financial policy, profitability, capital structure, cash flow indices, financial flexibility); in the case of regional and local authorities, the economic position, development predictability, and stability of the

support of the state and municipal finance system, management quality and institutional nature of procedures, financial flexibility, fulfillment of the budget, liquidity and debt management, debt load, contingent liabilities are analyzed, and in the case of banks, business factors (market position, ownership structure, strategy and management) and financial factors (quality of assets, profitability, funding and liquidity management, and capital) are analyzed.

More detailed information on the ratings assigned by Standard & Poor's International Services, Inc. can be obtained from the site at http://www.standardandpoors.ru .

8.2. Data on Each Category of Issuer's Shares

Stock category: common

Face value (roubles) *1*

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs): *735 917 222*

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue): ***0***

Number of stated shares: *36 517*

Number of shares on the issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***

The state registration No: ***1-02-00119-A***

Date of state registration: ***September 9, 2003***

Rights granted by shares to their holders:

Each common share of the Company grants equal volumes of rights to the shareholders holding them.

1. Participating in the General Meeting of the Shareholders with the right of vote on all issues within its terms of reference. One common share grants the right of one vote at the meeting of the shareholders, except for cumulative voting.

2. Proposing candidates, electing and being elected to the management and control bodies of OJSC North-West Telecom, putting forward issues to the agenda of the general meeting of the shareholders in compliance with the Company's Articles of Association.

3. Receiving the dividend.

4. The right of priority acquisition of securities in the amount proportionate to the number of voting shares held by a shareholder, if OJSC North-West Telecom places through public subscription voting shares and securities convertible into voting shares.

5. Getting a part of OJSC North-West Telecom's property in case of its liquidation.

6. Appealing in the court against decisions taken by the General Meeting of the Shareholders with a breach of the Federal Law, other enactments of the Russian Federation and the Articles of Association of OJSC North-West Telecom.

7. Having free access to documents of OJSC North-West Telecom and getting their copies on a paid basis.

8. Shareholders holding at least 10 per cent of the Company's voting shares are entitled to demand an audit (inspection) of the Company's financial and economic operation.

9. Other rights provided for by the active law of the Russian Federation:

a. Alienating shares held by him without consent of other shareholders of the Company thereto.

b. Shareholders holding at least 10 per cent of the Company's voting shares are entitled to demand holding an extraordinary general meeting of the shareholders of the Company.

c. Attending general meetings of the shareholders personally or through their authorized representatives.

d. Shareholders holding voting shares are entitled to demand that the Company redeem all or part of their shares in the following cases:

- re-organization of the Company, or a big transaction, the decision on making which is taken by the general meeting of the shareholders, if they have voted against taking a decision on its re-

organization or on making the said transaction or if they have not taken part in the voting on those issues;

- introduction of amendments and additions to the Company's Articles of Association or approval of the Articles of Association in a new version restricting their rights, if they have voted against taking the respective decision or if they have not taken part in the voting.

e. Shareholders of the Company, who have voted against or who have not taken part in voting in respect of floating through closed subscription shares and issued securities convertible into shares, have the priority right of acquiring extra shares and issued securities convertible into shares, floated through closed subscription, in the amount proportionate to the number of the shares of that category (type) held by them. The said right does not cover floatation of shares and other issued securities convertible into shares through closed subscription only among shareholders, if in such a case the shareholders have the possibility of acquiring an integral number of floated shares and other issued securities convertible into shares in proportion to the number of the shares of the respective category (type) held by them.

f. Getting excerpts from the shareholders register according to the procedure established by the active law.

g. Other rights provided for by the Federal Law On Joint-Stock Companies and other active legal acts of the Russian Federation.

Stock category: *preferred type A*

Face value (roubles) *1*

Number of shares in circulation (number of shares that are not retired or cancelled) : *202 022 788*

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue): *0*

Number of stated shares: *64 605*

Number of shares on the issuer's balance sheet: *0*

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: *0*

The state registration No: *2-02-00119-A*

Date of state registration: *September 9, 2003*

Rights granted by shares to their holders:

Company's preferred shares of one type grant to the shareholders holding them equal volumes of rights and have equal face value.

1. Shareholders holding Company's preferred shares do not have the right of vote at the general meeting of the shareholders, except for the following cases when they do have the right of participation in the general meeting of the shareholders with the right of vote:

- when deciding the issues of re-organization and liquidation of OJSC North-West Telecom;

- when introducing amendments and additions to the Articles of Association of OJSC North-West Telecom, restricting the rights of the shareholders holding preferred shares, including the cases of determining or increasing the size of the dividend and/or determining or increasing the liquidation value, paid under preferred stock of the previous turn, as well as the cases of providing privileges in the priority of paying the dividend and/or the liquidation value of OJSC North-West Telecom's property.

2. Shareholders holding the preferred shares, the amount of dividend for which is determined in the Articles of Association of the Company, are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of its terms of reference, starting from the meeting following the annual general meeting of the shareholders, which did not take a decision on dividend payment or took a decision on incomplete payment of dividend under the preferred shares of that type. The right of the shareholders holding preferred shares to participate in the general meeting of the shareholders terminates from the moment of the first full payment of dividend under the said shares.

3. Appealing in the court against decisions taken by the General Meeting of the Shareholders with a breach of the Federal Law, other enactments of the Russian Federation and the Articles of Association of OJSC North-West Telecom.

4. Having free access to documents of OJSC North-West Telecom and getting their copies on a paid basis.

5. Receiving the liquidation value of shares in case of liquidation of OJSC North-West Telecom in the amount of the face value of such shares.

6. Receiving an annual fixed dividend according to the procedure established by the Articles of Association of OJSC North-West Telecom.

The amount paid as dividend on each preferred share is 10% of the Company's net profit, divided by the number of shares corresponding to 25% of the authorized capital, the net profit being determined on the basis of the results of the last fiscal year. If the total amount of dividend paid by the Company on each common share in a certain year exceeds the amount to be paid as dividend on each preferred share, then the amount of dividend paid on preferred shares must be increased to the amount of dividend paid on common shares.

7. Other rights provided for by the active law of the Russian Federation:

a. Alienating shares held by him without consent of other shareholders of the Company thereto.

b. Attending general meetings of the shareholders personally or through their authorized representatives.

c. Priority right of acquiring extra shares and issued securities convertible into shares, floated through public subscription, in the amount proportionate to the number of the shares of that category (type) held by them.

d. Shareholders of the Company, who have voted against or who have not taken part in voting in respect of floating through closed subscription shares and issued securities convertible into shares, have the priority right of acquiring extra shares and issued securities convertible into shares, floated through closed subscription, in the amount proportionate to the number of the shares of that category (type) held by them. The said right does not cover floatation of shares and other issued securities convertible into shares through closed subscription only among shareholders, if in such a case the shareholders have the possibility of acquiring an integral number of floated shares and other issued securities convertible into shares in proportion to the number of the shares of the respective category (type) held by them.

f. Getting excerpts from the shareholders register according to the procedure established by the active law.

g. Shareholders holding preferred shares, who have been granted the right of vote, are entitled to demand that the Company redeem all or part of their shares in the following cases:

- re-organization of the Company, or a big transaction, the decision on making which is taken by the general meeting of the shareholders, if they have voted against taking a decision on its re-organization or on making the said transaction or if they have not taken part in the voting on those issues;

- introduction of amendments and additions to the Company's Articles of Association or approval of the Articles of Association in a new version restricting their rights, if they have voted against taking the respective decision or if they have not taken part in the voting.

h. Other rights provided for by the Federal Law On Joint-Stock Companies and other active legal acts of the Russian Federation.

8.3. Data on Any Previous Issues of Issuer's Securities, Except for Issuer's Stock

8.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled)

No such issues

8.3.2. Data on Issues, the Securities of Which are Circulating

Form of securities: ***bonds***

Series: ***01***

Category: ***interest-bearing***

Form of securities: ***documentary, payable to bearer***

Data on registration of the issue by the state:

The state registration No: ***4-01-00119-A***
Date of registration: *6.03.2002*
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Data on state registration of the report on the results of the issue:
Date of registration: ***15.05.2002***
Authority of state registration: ***Federal Commission for Securities Market of Russia***

Number of issued securities: ***300 000***
Face value of one of the securities of the issue: ***1 000***
Total volume of issue at the face value (roubles): ***300 000 000***

Current state of the issue: ***Floatation is over***
Number of actually placed securities in compliance with the registered report on the results of the issue (pcs): ***300 000***

Rights granted by each of the securities of the issue:
A Bond holder is entitled to get the face value of the Bond when the Bond is retired.
A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in the section "Income Born by Bonds of the Issue" of this decision on the issue.
A Bond holder is entitled to get the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation.
A Bond holder is entitled to freely sell or otherwise alienate the Bond.
A Bond holder is entitled to present a Bond of the issue for retirement and to demand immediate reimbursement of the nominal debt under the Bonds.
A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.
The Issuer undertakes to transfer in due time and in the full volume respective amounts required to fulfil the payment commitments in compliance with this decision on the issue to the payment agent under this Bond issue.
All debts of the Issuer under the Bonds of this issue shall be legally equal and equally compulsory.

Conditions and procedure of redemption: ***Redemption of Bonds shall be effected by the Payment Agent upon instructions of the Issuer.***
Bonds are redeemed in the currency of the Russian Federation by transfer to depositors of NDC (National Depositary Centre) which deals with centralized care of the issued Bonds in favour of Bond Owners. A Bond Owner, if it/he/she is not a depositor of NDC must authorize a Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment and Bond redemption.

Redemption of the Bonds is effected to NDC's (National Depository Centre's) depositors in favour of Bond Owners who are such Owners as of the and of NDC's operation day preceding the seventh day before the day of Bonds redemption (hereinafter referred to as the Date of Making up the List of Bond Holders).

Within 3 (three) working days before the date of Bond redemption, NDC provides the Issuer and/or the Payment Agent with the List of Bond Holders, made up by the Date of Making up the List of Bond Holders, containing the following data:
a) Full name of the Bond Holder.
b) Number of Bonds taken into account on custody accounts of the respective Bond Holder.
c) Location and mailing address of the Bond Holder.
d) Details of the Bond Holder's bank account, viz.:
- Holder's settlement account;

- Holder's individual tax No.;
- name of Holder's bank;
- correspondence account of Holder's bank;
- bank identification code of Holder's bank.
The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Within two working days before the date of Bonds redemption, the Issuer transfers the appropriate money to the Payment Agent's account.
On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond redemption amounts.
On the date of Bonds redemption, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.
If one person is authorized to receive Bond redemption amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Interest yield, or procedure of determining it:
The aggregate amount of coupon yields charged and paid for each coupon period and the discount in the form of the difference between the redemption price (face value) and the floatation price is considered as the bond yield.
The Bonds have five coupons.
The Bonds floatation start date is considered as the date when the coupon period of the 1st coupon of the issue starts.
The 91st day from the day when floatation of the issued Bonds starts is considered as the date when the coupon period of the 2nd coupon starts.
The 182nd day from the day when floatation of the issued Bonds starts is considered as the date when the coupon period of the 3rd coupon starts.
The 365th day from the day when floatation of the issued Bonds starts is considered as the date when the coupon period of the 4th coupon starts.
The 547th day from the day when floatation of the issued Bonds starts is considered as the date when the coupon period of the 5th coupon starts.
The date of the each coupon payment is considered as the date when the respective coupon period ends.

The coupon interest rate is:
- 20% (twenty per cent) per annum on the first coupon;
-19% (nineteen per cent) per annum on the second coupon;
-18% (eighteen per cent) per annum on the third coupon;
-16% (sixteen per cent) per annum on the fourth coupon;
-16% (sixteen per cent) per annum on the fifth coupon.

The amount of payment on each coupon per Bond is calculated as follows:
$Kj = Cj * Nom * (T - T(j-1))/ 365/ 100 \%$,
where,
j is the No. of the coupon period, j=1,2,3,4,5;
Kj is the amount of coupon payment on each Bond;
Nom is the face value of one Bond;
C j is the amount of the interest rate of the j-th coupon, in per cent per annum;

T(j-1) is the date of the beginning of the j-th coupon period;
T(j) is the date of the end of the j-th coupon period.
The amount of coupon payment is determined to one kopeck (with mathematical rounding off).

Procedure and time of Bond Yield payment
Yield on the five coupons of the Bonds of the issue is to be paid on the following dates:
Coupon yield on the first coupon is to be paid on the 91st day from the day when floatation of the Bonds of the issue starts.
Coupon yield on the 2nd coupon is to be paid on the 182nd day from the day when floatation of the Bonds of the issue starts.
Coupon yield on the 3rd coupon is to be paid on the 365th day from the day when floatation of the Bonds of the issue starts.
Coupon yield on the 4th coupon is to be paid on the 547th day from the day when floatation of the Bonds of the issue starts.
Coupon yield on the last coupon is to be paid simultaneously with redemption of the Bonds on the 730th day from the day when floatation of the Bonds of the issue starts.
Should the date of the Bonds coupon period end fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bond holder is not entitled to demand any interest or any other compensation for such a delay in payment.

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions of the Issuer (hereinafter referred to as Payment Agent) – its duties are entrusted to:
North-West Telecombank Private Company, ZAO Telecombank; place of business: 12, Baskov per., St. Petersburg, 191014
Mailing address: 12, Baskov per., St. Petersburg, 191014

The Issuer may appoint extra payment agents and cancel such appointments. Official announcement of the Issuer on the said actions is to be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation in the newspapers Izvestiya (the regional St. Petersburg circulation) and/or Vedomosti.
Payment of the Bond yield is effected in the currency of the Russian Federation by transfer to NDC's (National Depository Centre's) depositors. A Bond owner holder, if it/he/she is not a depositor of NDC must authorize Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment.

Payment of the Bond yield is effected NDC's (National Depository Centre's) depositors in favour of Bond Owners who are such Owners as of the end of NDC's working day preceding the seventh day before the day of Bond yield payment (hereinafter referred to as the Date of Making up the List of Bond Holders). Execution of obligations in respect of an owner included in the list of Bond Owners is considered as due and proper, including the case of Bonds alienation, after the date of Making up the List of Bond Owners.

Within 3 (three) working days before the date of Bond Yield payment, NDC provides the Issuer and/or the Payment Agent with the List of Bond Holders, made up by the Date of Making up the List of Bond Holders, containing the following data:

a) Full name of the Bond Holder.
b) Number of Bonds taken into account on custody accounts of the respective Bond Holder.
c) Location and mailing address of the Bond Holder.
d) Details of the Bond Holder's bank account, viz.:
- Holder's settlement account;
- Holder's individual tax No.;

- name of Holder's bank;
- correspondence account of Holder's bank;
- bank identification code of Holder's bank.

The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Within two working days before the date of Bond Yield payment, the Issuer transfers the appropriate money to the Payment Agent's account.

On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond yields amounts.

On the date of Bond Yield payment, the Payment Agent transfers the appropriate monies to the accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Security on bonds of the issue:
No security is provided for

Depositary providing centralized care of issuer's securities:
Name: ***National Depositary Centre Nonprofit Partnership***
Place of business: ***12 ul. Zhitnaya, Moscow, Russia***
Mailing address: ***1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009***
Tel: ***(095) 956-2790, (095) 956-2791*** Fax: ***(095) 956-2792***
e-mail: ***none***

License:
No. of license: ***177-03437-000010***
Date of issue: ***4.12.2000***
Period: ***not determined***
Authority issuing the license: ***Federal Commission for Securities Market***

Date of the operation beginning: ***10.04.2002***

8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)

No such issues

8.4. Data on the Persons(S) Providing Security for the Bonds of the Issue

No security for the bonds of the said issue is provided for

8.5. Conditions of Ensuring Fulfilment of Commitments under the Bonds of the Issue

No security for the bonds of the said issue is provided for

8.6. Data on organizations registering titles to Issuer's securities

Registrar:

Full official name: *Registrator-Svyaz Private Company*
Abbreviated name: *ZAO Registrator-Svyaz*
Place of business: *Moscow, Russia*
Mailing address: *15A, ul. Kalanchevskaya, POB 45, Moscow, 107078*
Tel: *(812) 975-3605* Fax: *(095) 975-3605*
e-mail: *regsw@asvt.ru*

License:
No. of license: *10-000-1-00258*
Date of issue: *1.10.2002*
Period: *not determined*
Authority issuing the license: *Federal Commission for the Securities Market of RF*

Date since which the Issuer's registered securities register is kept by the said registrar: *18.07.2002*

8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents

There are no respective legislative acts

8.8. Description of the Taxation Procedure for Income under Issuer's Securities That have been Floated and are to be Floated

The active law provides for the following taxation procedure for income on shares depending on the category of the share holder:

Resident legal entities.
Taxation of operations with stock shall comply with Chapter 25 of the Tax Code of RF, put into effect by the Federal Law of 06.08.01 No. 110-FZ.
1. On income from operations with stock.
Tax-payer's income from operations of realization or other withdrawal of securities is determined based on the price of realization or other withdrawal of securities.
Expenses in realization (or other withdrawal) of securities are determined based on the price of securities acquisition and realization costs.
A tax-payer who is a shareholder realizing shares received by him when the authorized capital of the stock company was increased determines income as the difference between the realization price and the initially paid value of the share, adjusted taking into account the change in the number of shares, caused by the increase of the authorized capital.
Tax-payers determine the taxation base for operations with securities circulating in the organized securities market separately from the taxation base for operations with securities that are not circulating in the organized securities market.

Income gained from operations with securities circulating in the organized securities market may not be lessened by expenses or losses from operations with securities that are not circulating in the organized securities market.

Income gained from operations with securities that are not circulating in the organized securities market may not be lessened by expenses or losses from operations with securities circulating in the organized securities market..
The tax rate is 24 per cent.
It shall be noted that:

the tax amount calculated according to the tax rate in the amount of 7.5 per cent is included in the federal budget;

the tax amount calculated according to the tax rate in the amount of 14.5 per cent is included in the budgets of the entities of the Russian Federation;

the tax amount calculated according to the tax rate in the amount of 2 per cent is included in the local budgets.

Legislative (representative) authorities of the entities of the Russian Federation are entitled to reduce the tax rate for certain categories of tax-payers in respect of the tax amounts included in the budgets of the entities of the Russian Federation. In such a case the said rate may not be less than 10.5 per cent.

The tax is determined as the percentage of the tax base corresponding to the tax rate. Based on the results of each reporting (tax) period, tax-payers calculate the amount of the quarterly advance payment, proceeding from the tax rate and the actually gained taxable profit calculated as progressive total from the start of the taxation period until the end of the first quarter, half a year, nine months and one year. The sum total of quarterly advance payments is determined taking into account the earlier calculated amounts of advance payments. During the period (quarter) under report, tax-payers pay monthly advance payments. Monthly advance payments are effected in equal installments in the amount of one third of the payable quarterly advance payment for the quarter preceding the quarter, in which monthly advance payments are effected.

The tax to be paid upon expiry of the tax period shall be paid not later than the time established for submission of tax returns for the respective tax period.

Quarterly advance payments are to be effected not later than the time established for submission of tax returns for the respective period under report.

Tax-payers submit tax returns not later than 30 days from the day of the expiry of the respective period under report.

Tax returns on the results of a tax period are to be submitted by tax-payers not later than the 31st of March of the year following the expired tax period.

2. On income in the form of dividend.

The following rates are applied to the tax base determined as income gained in the form of dividend:

6 per cent – on income gained in the form of dividend from Russian organizations;

A Russian organization is the source of the tax-payer's income, the said organization being recognized as the fiscal agent.

In such a case, the amount of the tax to be deducted from the tax-payer's income who receives dividend is calculated by the fiscal agent.

Peculiarities of taxation for foreign organizations that do not operate through a permanent representative office in the Russian Federation and gain income from sources in the Russian Federation

The following types of income gained by a foreign organization, that are not related to its business operations in the Russian Federation are included in income of a foreign organization from sources in the Russian Federation and are subject to a tax deducted from the source of income payment:

- dividend paid to a foreign organization being a shareholder (participant) of Russian organizations;

- income from realization of shares of Russian organizations, over 50 per cent of the assets of which consist of real estate situated in the territory of the Russian Federation.

Tax rate:

15 per cent – on income gained in the form of dividend from Russian organizations;

20 per cent - income from realization of Russian organizations' stock.

Responsibility to determine the amount of the tax, to deduct that amount from the tax-payer's income and to transfer the tax to the budget rests with the Russian organization that pays the said income to the tax-payer.

The tax is deducted with each payment (transfer) of monetary funds.

The fiscal agent must transfer the respective amount of tax within three days after the day of payment (transfer) of monetary funds to a foreign organization or other receipt of income by the foreign organization.

Tax on income of individuals is calculated and paid on the basis of chapter 23 of part two of the Tax Code of the Russian Federation, adopted by the Federal Law of 5th August 2000, No. 117-FZ (in the

version of the Federal Law of 29th December 2000, No. 166-FZ) put into effect starting from 1st January 2001 by the Federal Law of 5th August 2000, No. 118-FZ "On Putting into Effect Part Two of the Tax Code of the Russian Federation and Introducing Amendments to Some Legislative Acts of the Russian Federation on Taxes".

Individuals being tax residents of RF pay the tax for the following types of gained income from operations with stock:
1. On income from operations with stock.
When determining the tax base for income from operations with stock, the income gained from the following operations is taken into account:
purchase and sale of securities circulating in the organized securities market;
purchase and sale of securities that are not circulating in the organized securities market.
The income (loss) related to operations of purchase and sale of securities is determined as the sum total of income on the aggregate of transactions with securities of the respective category made during the taxation period, less the amount of losses.
The income (loss) from a transaction of sale and purchase of securities is determined as the difference between the amounts gained from the sale of securities and the expenses for acquisition, sale and storage of securities, actually incurred by the tax-payer (including the expenses reimbursable to the professional participant of the securities market) and confirmed by appropriate documents. The said expenses include:

amounts paid to the seller in compliance with the contract;
payment for services rendered by the depositary;
commission to professional participants of the securities market;
stock-exchange fee (commission);
registrar's remuneration;
other expenses immediately related to purchase, sale and storage of securities and paid for services provided by professional participants of the securities market in the framework of their professional activities.

The income from a transaction of sale and purchase of securities circulating in the organized securities market is reduced by the amount of interest paid for the use of monetary funds attracted for effecting the transaction of sale and purchase of securities, within the amounts calculated proceeding from the effective re-financing rate of the Central Bank of the Russian Federation.
For a transaction with securities circulating in the organized securities market, the loss is determined taking into account the limit of securities market price fluctuation.
If tax-payer's expenses cannot be evidenced by documents, he is entitled to resort to the property tax deduction. Property deduction in the amount received in the tax period from sale of stock held by the tax-payer for less than three years, however, not exceeding 125,000 roubles. In case of sale of stock held by the tax-payer for three years and longer, the property tax deduction is provided in the amount received by the tax-payer from the sale of the said property.
The tax rate is 13 per cent.

2. On income in the form of dividend.
If a Russian organization is the source of the tax-payer's income gained in the form of dividend, such organization is considered the fiscal agent and establishes the amount of tax separately for each tax-payer in respect of each payment of the said income at a rate of 6 per cent.
Fiscal agents must deduct the charged amount of tax directly from the tax-payer's income when it is actually paid.
Fiscal agents must transfer the amounts of the calculated and deducted tax not later than the day following the day of actual receipt of the income by the tax-payer.

Individuals who are not tax residents of RF pay the tax for the following types of income gained from operations with stock:
1. On income from stock realization.
2. On income in the form of dividend.
The tax base is determined without applying tax deductions.
Tax rate: Income gained by individuals who are not tax residents of RF is subject to taxation at the rate of 30%.

When dividend is distributed in favour of a tax-payer who is not a tax resident of RF, the tax is calculated and deducted at the rate of 30% without set-off of the tax amount paid by the organization distributing the dividend to the income of the organization.
Tax payment procedure and timing: For each payment, the fiscal agent must deduct from the tax-payer's income the amount of tax and transfer it to the budget. Fiscal agent transfers the amounts of the calculated and deducted tax not later than the day following the day of actual receipt of the income by the tax-payer.

Value added tax
According to the Taxation Code of the Russian Federation, income from operations with floated Bonds, viz.: income from realization (withdrawal, retirement) of Bonds, as well as coupon yield, is not subject to value added taxation.

Procedure of profit taxation of income gained by non-resident legal entities of the Russian Federation from operations with Bonds

The tax base for operations with Bonds is determined as the sum total of income from realization (retirement) of Bonds, gained in the tax period under report, less the expenses accepted for deduction in the tax period under report.

Income from realization or other kinds of withdrawal of Bonds is determined proceeding from the Bonds realization (retirement) price and the amount of accumulated interest (coupon) yield, paid to the tax-payer by the buyer or by the Issuer, while expenses are determined proceeding from the Bonds acquisition price (including expenses related to their acquisition), realization costs and the amount of accumulated interest (coupon) yield, paid by the tax-payer to the seller. The amount of expenses does not include the amounts of accumulated interest (coupon) yield, that have been taken for deduction when determining the tax base.

If the tax-payer qualifies an operation with Bonds as a futures transaction with financial instruments, the tax base is determined taking into account the provisions of articles 301-305, 326 and 327 of the Tax Code of the Russian Federation. When a tax-payer effects repo (repurchase) operations with Bonds, the tax base is determined taking into account the provisions of articles 282 and 333 of the Tax Code of the Russian Federation.

The realization price is determined as the actual price of realization, if the actual price meets the criteria established by clauses 5 and 6 of article 280 of the Tax Code of the Russian Federation (depending on whether the Bonds are securities that are circulating or are not circulating in the organized securities market).

If the actual price does not meet the requirements established by clauses 5 and 6 of article 280 of the Tax Code of the Russian Federation, then the price determined according to the procedure established by the Tax Code of the Russian Federation is used in taxation.

Tax-payers determine the tax base for operations with securities circulating in the organized securities market separately from the tax base for operations with securities that are not circulating in the organized securities market, except for professional dealers of the securities market. Professional dealers of the securities market form a unified tax base taking into account the income and expenses from operations with securities.

Tax-payers incurring losses from operations with securities are entitled to carry over the said losses to the future in the amount up to 30% (thirty per cent) of the tax base according to the procedure established by article 283 of the Tax Code of the Russian Federation. Carry-over of losses from operations with securities circulating in the organized securities market and with securities that are not circulating in the organized securities market is to be effected separately for the said categories of securities within the profit gained from operations with the said categories of securities This provision does not cover professional dealers of the securities market. They determine the amount of loss to be

carried over to the future, taking into account all income and expenses recognized for the purpose of taxation, including income and expenses in operations with securities.

When a coupon is retired by the Issuer, the taxable interest yield is recognized by the tax-payer based on the established profitability of the Bonds according to the procedure established by the Tax Code of the Russian Federation. Tax-payers determining income and expenses for the purpose of taxation by the accrual method must calculate and recognize for the purpose of taxation the interest yield on Bonds as of the last date of the (tax) period under report.

The tax rate for income related to operations with Bonds is 24 (twenty four) per cent. Legislative bodies of the entities of Russian Federation may adopt laws reducing the profit tax rate by not more than 4 (four) per cent points.
The taxation procedure for income gained by resident individuals of the Russian Federation from operations with Bonds.
Taxation of income gained by resident individuals of the Russian Federation in the form of coupon payments, income gained after retirement of Bonds or sale of Bonds before the retirement date is at the rate of 13 (thirteen) per cent.

The income (loss) related to operations of purchase and sale of bonds is determined as the sum total of income on the aggregate of transactions with securities of the respective category made during the taxation period, less the amount of losses from transactions with securities of this category. In such a case the income (loss) related to transactions of purchase and sale of Bonds is determined as the difference between the amounts obtained from realization of Bonds and the expenses for acquisition, realization and care of Bonds (including expenses reimbursable to a professional participant of the securities market, interest within the limits of the active refinancing rate of the Central Bank of the Russian Federation for the use of funds attracted for the transaction of purchase and sale of Bonds circulating in the organized securities market). Expenses may be taken into account only provided they are actually incurred by the tax-payer and provided there are documents confirming the said expenses.

If tax-payer's expenses cannot be proven by documents, he is entitled to exercise the property tax deduction in the amount not exceeding 125,000 (one hundred twenty five thousand) roubles in case of selling Bonds that were held by the tax-payer for less than three years, or in the amount of the entire gained income in case of selling Bonds that were held by the tax-payer for three years or longer.

For unprofitable transactions with securities circulating in the organized securities market, the amount of loss is determined taking into account the limit border of the securities market price fluctuations. At the moment, the limit border of the market price fluctuations has been fixed in the amount of 19.5 (nineteen point five) per cent.

Calculation and payment of the tax is effected by the fiscal agent upon expiry of the tax period or when it pays money to the tax-payer before the expiry of the respective tax period.

If it is impossible to deduct the calculated tax amount from the tax-payer, the fiscal agent (broker, asset manager or another person effecting operations under a contract of agency, contract of commission or another contract in favour of the tax-payer) notifies in writing the tax authority in its registration location within one month from the moment such a circumstance arises on the impossibility of the said deduction and on the amount of the tax-payer's debt.

In accordance with explanations of the tax authorities, calculation and payment of the tax on the amounts received by the tax-payer in the tax period in connection with transactions of purchase and sale of securities held by it on the basis of the title, to effect which the tax-payer has acted as the seller of securities without making contracts of brokerage servicing, contracts of asset management in the securities market, contracts of commission or agency or any other similar contracts, are effected on the basis of the tax return submitted by the tax-payer to the tax authority upon expiry of the tax period. Tax-payers submit tax returns before 30th April and pay the income tax before 15th July of the year following the year under report.

Procedure of profit taxation of income gained by non-resident legal entities of the Russian Federation from operations with Bonds.
Foreign legal entities operating in the Russian Federation through a permanent representative office determine the tax base from making operations with Bonds and calculate the amount of the tax to be paid to the budget according to the procedure similar to the one established for resident legal entities of the Russian Federation, taking into account the provisions of article 307 of the Tax Code of the Russian Federation.

For foreign legal entities that are not operating in the Russian Federation through a permanent representative office, the received interest yield on Bonds is considered as the income taxable in the Russian Federation. The tax is to be levied by the fiscal agent being the source of payment at the rate of 20 (twenty) per cent.

If an agreement of avoiding double taxation exists between the Russian Federation and the state where the foreign legal entity receiving the interest income on Bonds is a resident, then the rate provided for by the international treaty is applied.

In such a case, to apply a reduced rate or to be relieved from paying the tax in the territory of the Russian Federation, the foreign legal entity must present prior to payment to the interest yield to the fiscal agent an official confirmation of the fact of its permanent location in the country, with which the Russian Federation has entered into a respective treaty of avoiding double taxation, certified by an authorized body of the respective foreign state.
The taxation procedure for income gained by non-resident individuals of the Russian Federation from operations with Bonds.
Taxation of income gained by non-resident individuals of the Russian Federation in the form of coupon payments, income gained after retirement of Bonds or sale of Bonds before the retirement date is at the rate of 30 (thirty) per cent, unless otherwise provided for by international treaties of avoiding double taxation.

The income (loss) related to operations of purchase and sale of bonds is determined as the sum total of income on the aggregate of transactions with securities of the respective category made during the taxation period, less the amount of losses from transactions with securities of this category. Non-resident individuals of the Russian Federation are entitled to a reduction of the taxable income from sale of Bonds by the amounts of actually incurred and documented expenses for their acquisition, realization and care. No property tax deductions to non-resident tax-payers of the Russian Federation are provided for.

For unprofitable transactions with securities circulating in the organized securities market, the amount of loss is determined taking into account the limit border of the securities market price fluctuations. At the moment, the limit border of the market price fluctuations has been fixed in the amount of 19.5 (nineteen point five) per cent.

Calculation and payment of the tax is effected by the fiscal agent upon expiry of the tax period or when it pays money to the tax-payer before the expiry of the respective tax period. When obtaining relief from a tax, effecting a set-off or obtaining tax deductions, a non-resident is entitled to present the required documents both before paying the tax and during one year upon expiry of the tax period, on the basis of the results of which the non-resident claims obtaining relief from a tax, effecting a set-off or obtaining tax deductions. If no required documents are presented, the fiscal agent is obliged to deduct the calculated tax amount. The tax-payer is entitled to return the deducted tax amount after submitting a tax return and confirming documents.

If the tax has not been levied by the fiscal agent, then, upon expiry of the tax period the tax-payer must submit to tax authorities an income statement and pay the tax independently. Tax-payers submit tax returns before 30th April and pay the income tax before 15th July of the year following the year under report.

A treaty on avoiding double taxation, existing between the Russian Federation and the country, where the individual is a resident, may provide for relieving from payment of the tax or paying the tax at a lower rate.

To be relieved from paying a tax, effecting a set-off, obtaining tax deductions or other tax privileges, a non-resident individual of the Russian Federation must submit to respective divisions of the Ministry of the Russian Federation for Taxes and Fees an official evidence that it is a resident of the state with which the Russian Federation has entered into a treaty (agreement) on avoiding double taxation, effective during the respective tax period or a part thereof, as well as a document on the gained income and on payment of tax outside the Russian Federation, certified by the tax authority of the respective foreign state.

Property tax
Bonds are not subject to property tax.

8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds

Data on stated (accrued) and paid dividend under issuer's shares:

1999
Stock category: ***common***
Amount of stated (accrued) dividend under issuer's shares of each category per share and in the aggregate for all shares of one category (roubles): ***0***
Name of the Issuer's management body taking the decision on (stating) payment of dividend under issuer's shares: ***general meeting of the shareholders***
Date of holding the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***27.05.1999***
Date of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***27.05.1999***
No. of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***1***
Time fixed for payment of the stated dividend under the issuer's shares: ***without limitation of the period***
Form and other conditions of payment of the stated dividend under the issuer's shares: ***monetary***
Period under report (year, quarter), for which the stated dividend under the issuer's shares are paid (were paid): ***1998***

Stock category: ***preferred type A***
Amount of stated (accrued) dividend under issuer's shares of each category per share and in the aggregate for all shares of one category (roubles): ***0,01***
Name of the Issuer's management body taking the decision on (stating) payment of dividend under issuer's shares: ***general meeting of the shareholders***
Date of holding the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***27.05.1999***
Date of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***27.05.1999***
No. of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***1***
Time fixed for payment of the stated dividend under the issuer's shares: ***without limitation of the period***
Form and other conditions of payment of the stated dividend under the issuer's shares: ***monetary***
Period under report (year, quarter), for which the stated dividend under the issuer's shares are paid (were paid): ***1998***

2000

Stock category: ***common***

Amount of stated (accrued) dividend under issuer's shares of each category per share and in the aggregate for all shares of one category (roubles): ***0,012***

Name of the Issuer's management body taking the decision on (stating) payment of dividend under issuer's shares: ***general meeting of the shareholders***

Date of holding the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***09.06.2000***

Date of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***09.06.2000***

No. of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***1***

Time fixed for payment of the stated dividend under the issuer's shares: ***without limitation of the period***

Form and other conditions of payment of the stated dividend under the issuer's shares: ***monetary***

Period under report (year, quarter), for which the stated dividend under the issuer's shares are paid (were paid): ***1999***

Stock category: ***preferred type A***

Amount of stated (accrued) dividend under issuer's shares of each category per share and in the aggregate for all shares of one category (roubles): ***0,079***

Name of the Issuer's management body taking the decision on (stating) payment of dividend under issuer's shares: ***general meeting of the shareholders***

Date of holding the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***09.06.2000***

Date of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***09.06.2000***

No. of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***1***

Time fixed for payment of the stated dividend under the issuer's shares: ***without limitation of the period***

Form and other conditions of payment of the stated dividend under the issuer's shares: ***monetary***

Period under report (year, quarter), for which the stated dividend under the issuer's shares are paid (were paid): ***1999***

2001

Stock category: ***common***

Amount of stated (accrued) dividend under issuer's shares of each category per share and in the aggregate for all shares of one category (roubles): ***0,119***

Name of the Issuer's management body taking the decision on (stating) payment of dividend under issuer's shares: ***general meeting of the shareholders***

Date of holding the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***25.05.2001***

Date of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***25.05.2001***

No. of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***1***

Time fixed for payment of the stated dividend under the issuer's shares: ***without limitation of the period***

Form and other conditions of payment of the stated dividend under the issuer's shares: ***monetary***

Period under report (year, quarter), for which the stated dividend under the issuer's shares are paid (were paid): ***2000***

Stock category: ***preferred type A***

Amount of stated (accrued) dividend under issuer's shares of each category per share and in the aggregate for all shares of one category (roubles): ***0,257***

Name of the Issuer's management body taking the decision on (stating) payment of dividend under issuer's shares: ***general meeting of the shareholders***

Date of holding the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***25.05.2001***

Date of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***25.05.2001***

No. of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***1***

Time fixed for payment of the stated dividend under the issuer's shares: ***without limitation of the period***

Form and other conditions of payment of the stated dividend under the issuer's shares: ***monetary***

Period under report (year, quarter), for which the stated dividend under the issuer's shares are paid (were paid): ***2000***

2002

Stock category: ***common***

Amount of stated (accrued) dividend under issuer's shares of each category per share and in the aggregate for all shares of one category (roubles): ***0,077***

Name of the Issuer's management body taking the decision on (stating) payment of dividend under issuer's shares: ***general meeting of the shareholders***

Date of holding the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***25.06.2002***

Date of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***25.06.2002***

No. of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***01-02***

Time fixed for payment of the stated dividend under the issuer's shares: ***31.12.2002***

Form and other conditions of payment of the stated dividend under the issuer's shares: ***monetary***

Period under report (year, quarter), for which the stated dividend under the issuer's shares are paid (were paid): ***2001***

Stock category: ***preferred type A***

Amount of stated (accrued) dividend under issuer's shares of each category per share and in the aggregate for all shares of one category (roubles): ***0,248***

Name of the Issuer's management body taking the decision on (stating) payment of dividend under issuer's shares: ***general meeting of the shareholders***

Date of holding the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***25.06.2002***

Date of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***25.06.2002***

No. of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***01-02***

Time fixed for payment of the stated dividend under the issuer's shares: ***31.12.2002***

Form and other conditions of payment of the stated dividend under the issuer's shares: ***monetary***

Period under report (year, quarter), for which the stated dividend under the issuer's shares are paid (were paid): ***2001***

2003

Stock category: ***common***

Amount of stated (accrued) dividend under issuer's shares of each category per share and in the aggregate for all shares of one category (roubles): ***0,064***

Name of the Issuer's management body taking the decision on (stating) payment of dividend under issuer's shares: ***general meeting of the shareholders***

Date of holding the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: ***23.06.2003***

Date of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: *23.06.2003*

No. of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: *02-03*

Time fixed for payment of the stated dividend under the issuer's shares: *31.12.2003*

Form and other conditions of payment of the stated dividend under the issuer's shares: *monetary*

Period under report (year, quarter), for which the stated dividend under the issuer's shares are paid (were paid): *2002*

Stock category: *preferred type A*

Amount of stated (accrued) dividend under issuer's shares of each category per share and in the aggregate for all shares of one category (roubles): *0,14*

Name of the Issuer's management body taking the decision on (stating) payment of dividend under issuer's shares: *general meeting of the shareholders*

Date of holding the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: *26.06.2003*

Date of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: *07.06.2003*

No. of the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend: *02-03*

Time fixed for payment of the stated dividend under the issuer's shares: *31.12.2003*

Form and other conditions of payment of the stated dividend under the issuer's shares: *monetary*

Period under report (year, quarter), for which the stated dividend under the issuer's shares are paid (were paid): *2002*

Form of securities: ***bonds***

Series: ***01***

Category: ***interest-bearing***

Form of securities: ***documentary, payable to bearer***

Data on registration of the issue by the state:

The state registration No: ***4-01-00119-A***

Date of registration: ***6.03.2002***

Authority of state registration: ***Federal Commission for Securities Market of Russia***

Data on state registration of the report on the results of the issue:

Date of registration: ***15.05.2002***

Authority of state registration: ***Federal Commission for Securities Market of Russia***

Number of issued securities: ***300 000***

Face value of one of the securities of the issue: ***1 000***

Total volume of issue at the face value (roubles): ***300 000 000***

Current state of the issue: ***Floatation is over***

Number of actually placed securities in compliance with the registered report on the results of the issue (pcs): ***300 000***

Type of income paid under the bonds of the issue: ***interest (coupon)***

Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles): ***187,48***

Amount of income to be paid under the bonds of the issue in terms of money in the aggregate for all bonds of the issue (roubles): ***56 244 000***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***

Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.04.02 to 10.07.02***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***14 958 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 11.07.02 to 09.10.02***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***14 211 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.10.02 to 10.04.03***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***27 075 000***

8.10. Other Data

none

Brief description of information disclosed in 4Q 2002 Quarterly Report by Securities Issuer, submitted by OJSC North-West Telecom to the Russian Federal Commission for the Securities Market

Explanatory note

The Quarterly Report by Securities Issuer (hereinafter, the Quarterly Report or the Report) is submitted to the Russian Federal Commission for the Securities Market (FCSM) or its regional branches pursuant to the Provisions on Quarterly Reports by Securities Issuers approved by FCSM Resolution #31 dated August 11, 1998. Pursuant to Federal Law #39-FZ of April 22, 1996, "On the Securities Market", the Report is prepared and filed with the FCSM or its regional branches each financial quarter. The Report requires the approval of the issuer's Board of Directors and is sealed and signed by the General Director and the Chief Accountant.

The issuer is to file Quarterly Reports with the state registration body authorized to register its securities issues. A copy of the Quarterly Report must be supplied to holders of issuer's securities and other interested parties within 7 days of their request and at a price that does not exceed the cost of preparing such copy.


RECEIVED
2003 MAY 17 P 2:41

North-West Telecom's 4Q 2002 Quarterly Report includes the following information:

The cover page of the Quarterly Report

1. Name of the document: Quarterly Report by Securities Issuer;
2. Issuer's name: Open Joint Stock Company North-West Telecom;
3. Issuer's code: 00119-A;
4. Reporting period: 4Q 2002;
5. Signatures of Company's officials, seal and date;
6. Approval by the issuer's authorized body;
7. Note: "Information contained in this document is disclosed in accordance with the securities laws of the Russian Federation";
8. Full name, position and telephone numbers of the contact person: Vladislav Yurievich Smyslov, Head of Department for Securities and Investor Relations. Tel. +7 (812) 312-03-81, fax +7 (812) 325-83-23, e-mail: odiptn@ptn.ru.

A. Information on the company

9. Full company name.

The exact name of the company as specified in its Charter and the English version of the Charter.

10. Abbreviated name of the company.

11. Amendments to the company name and corporate legal status.

All previous full and abbreviated company names and previous corporate legal statuses are indicated, together with the dates of amendments thereto.

12. State registration and licenses.

The date and number of the company's state registration and the name of the registration body are indicated. Information furnished under this item also includes a list of all telecommunications licenses

- Risk factors which could affect company operations.

34. Investment fund investment declaration. Description of investment fund's activities.

Omitted since the item is not applicable.

35. Plans and development strategy.

Brief description of the company's plans including plans for future revenue sources, diversification and expansion of business, R&D and introduction of new products and services, upgrading and renewal of assets.

36. Share capital.

Share capital amount and its structure (breakdown by type and class of securities).

37. Ownership stake and/or any special rights held by the Russian Federation or governmental authorities.

Information is disclosed on ownership stakes in the company held by state authorities.

38. Authorized but unissued shares.

The type and, in the case of preferred shares, class of securities, their number, the total amount in rubles and the par value in rubles are indicated for each type/class of securities.

39. Material contracts and liabilities.

None.

40. Outstanding liability of the company with respect to the issuance of shares or other securities convertible into shares.

None.

41. Sanctions applied to the company pending litigation, inspection and audit.

Information is disclosed on all sanctions applied to the company by governmental bodies or courts over the current and previous three fiscal years. The following information is indicated for each sanction: the date when the sanction was imposed, the name of the governmental body or court which imposed the sanction, reasons for applying sanctions and their type, penalty amount, current status.

No material legal proceedings to which the company was party took place in the reporting period.

No inspections, examinations or revisions of any kind initiated by government authorities or audits initiated by company's shareholders were instituted, conducted or completed during the reporting period.

42. Significant events during the reporting period.

Significant events which took place in 4Q 2002 and their codes are disclosed:

1. Coupon payment to holders of the Company's bonds.

Disclosure date: *October 9, 2002*

Code: *1100119A09102002*

Type of securities: *bonds.*

Type of bond: *documentary bearer bonds.*

Series: *01.*

Pay-out period: *from October 9 to October 9, 2002*

Annual coupon rate (coupon payment per bond): *19% (RUR 47. 37.)*

Number of bonds issued: *300,000 bonds.*

Form of coupon payment: *cash.*

2. Change (decrease) in the ownership stake held by Brunswick UBS Warburg Nominees in OJSC North-West Telecom's capital stock.

Disclosure date: *October 31, 2002*

Code: *0300119A31102002*

OJSC North-West Telecom announces that the ownership stake held by Brunswick UBS Warburg Nominees (located at 52-4, Kosmodamianskaya Nab., Moscow, 115054) in the Company's capital stock has reduced from 19.525% to 13.134%.

Date of the change: *October 31, 2002.*

3. Change (increase) in the ownership stake held by Lindsell Enterprises Limited in OJSC North-West Telecom's capital stock.

Disclosure date: *October 31, 2002*

Code: *0300119A31102002*

OJSC North-West Telecom announces that the ownership stake held by Lindsell Enterprises Limited (located at 2-4, Arch Makarios III Avenue, Capital Center, 9th floor 1505, Nicosia Cyprus) in the Company's capital stock has increased from 4.577 % to 5.422%.

Date of the change: *October 31, 2002.*

4. Change (decrease) in the ownership stake held by OJSC Svyazinvest in OJSC North-West Telecom's capital stock.

Disclosure date: *October 31, 2002*

Code: *0300119A31102002*

OJSC North-West Telecom announces that the ownership stake held by OJSC Svyazinvest (55-2, Plyschika St., Moscow, 119121) in the Company's has reduced from 41.017% to 39.890%.

Date of the change: *October 31, 2002.*

5. Change (decrease) in the ownership stake held by the Company's directors and managers in OJSC North-West Telecom's capital stock.

Disclosure date: *October 31, 2002*

Code: *0200119A31102002*

- Valery Nikolaevich Yashin, member of the Board of Directors, General Director of OJSC Svyazinvest: ownership stake in the Company's capital stock has decreased from 0.27568% to 0.17267%.
- Sergey Vladimirovich Soldatenkov, member of the Board of Directors: ownership stake in the Company's capital stock has decreased from 0.00397% to 0.00249%.
- Alexander Abramovich Sysoyev, General Director, member of the Managing Board: ownership stake in the Company's capital stock has decreased from 0.03763% to 0.02357%.
- Nikolai Gennadievich Bredkov, member of the Managing Board: ownership stake in the Company's capital stock has decreased from 0.00633% to 0.00397%.
- Grigory Borisovich Chernyak, member of the Managing Board: ownership stake in the Company's capital stock has decreased from 0.06393% to 0.04004%.

Date of the change: *October 31, 2002.*

All changes in the ownership stakes were due to the additional issue of the Company's shares to swap shares of 8 acquired regional wireline operators.

6. Change (decrease) in the voting stake held by Brunswick UBS Warburg Nominees in OJSC North-West Telecom.

Disclosure date: *October 31, 2002*

Code: *0500119A31102002*

OJSC North-West Telecom announces that the voting stake held by Brunswick UBS Warburg Nominees (located at 52-4, Kosmodamianskaya Nab., Moscow, 115054) in OJSC North-West Telecom has reduced from 21.353% to 13.972%.

Date of the change: *October 31, 2002.*

7. Change (increase) in the voting stake held by Lindsell Enterprises Limited in OJSC North-West Telecom.

Disclosure date: *December 31, 2002*

Code: *0500119A31122002*

OJSC North-West Telecom announces that the voting stake held by Lindsell Enterprises Limited (2-4 Arch Makarios III Avenue, Capital Center, 9th floor 1505, Nicosia Cyprrus) in OJSC North-West Telecom has increased from 4.7562% до 6.2895%.

Date of the change: *December 31, 2002*

8. Corporate reorganization of the company and/or its subsidiaries and affiliated companies.

Disclosure date: *October 31, 2002*

Code: *1000119A31102002*

Acquiring company: Open Joint Stock Company North-West Telecom located at 14/26, Gorokhovaya St., St. Petersburg 191186 (26, Bolshaya Morskaya St.).

Acquired companies:

9. Artelecom, Arkhangelsk Region, office located at 45, Troitsky St., Arkhangelsk;
10. Murmanelectrosvyaz, Murmansk Region, office located at 82A, Lenina St., Murmansk;
11. Novgorodtelecom, Novgorod Region, office located at 2, Ludogoscha St., Velikiy Novgorod;
12. Cherepovetselectrosvyaz, Vologda Region, office located at 29, Kommunistov St., Cherepovetsk;
13. Vologda Region Electrosvyaz, office located at 4, Sovetsky St., Vologda;
14. Kaliningrad Region Electrosvyaz, office located at 24, Bolnichnaya St., Kaliningrad;
15. Republic of Karelia Electrosvyaz, office located at 5, Dzerzhinskogo St., Petrozavodsk;
16. Pskov Region Electrosvyaz, office located at 5, Oktiabrsky St., Pskov.

Form of reorganization: *Merger through acquisition*

The reorganization decisions had been taken by the authorized bodies of the merging companies (general shareholders meetings) in 4Q 2001.

Form of placement of securities issued during the reorganization process: *swap (conversion) of shares of the acquired companies into OJSC North-West Telecom shares.*

Date of reorganization: *October 31, 2002.*

9. Approval of the interested party transaction.

Disclosure date: *December 23, 2002*

Code: *1300119A23122002*

Date of the meeting of Board of Directors: *December 18, 2002*

Form of the meeting: *in absentia*

The Board of Directors took the following decisions:

1. to approve the business cooperation between OJSC North-West Telecom and OJSC National Pay-phone Network (issuing the unified NPN phone card) and related draft agreements to be signed at the start of this joint project.

The decision was taken by the majority of votes of the Board of Directors members, who do not have direct or indirect interest in the transaction.

2. to approve the interested party transaction, namely Leasing Agreement #611-204/2 with OJSC RTC-Leasing, approve the price under the Agreement, approve the three party Agreement #296-101/02

The decision was taken by the majority of votes of the Board of Directors members, who do not have direct or indirect interest in the transaction.

43. Reorganization of the company and/or its subsidiaries and affiliated companies.

The following information is disclosed with respect to the ongoing merger of North-West Telecom with 8 wireline operators in the North-West region of Russia: the agenda of the meeting of April 26, 2002 of the company's Board of Directors approving the decision to issue additional shares to swap shares in the acquired companies into shares in OJSC North-West Telecom. The decision was approved pursuant to decisions taken by shareholders of OJSC North-West Telecom at the Extraordinary General Meeting of Shareholders of November 28, 2001 and in accordance with terms and conditions of the Merger Agreements. In accordance with Russian law, the decision on additional share issue approved by the Board of Directors and related documents have been submitted to the FSCM for state registration.

Information is disclosed on the registration of the report on the results of the additional share issue made by OJSC North-West Telecom to swap shares in the acquired companies into shares in OJSC North-West Telecom. The report was registered with the FSCM on October 9, 2002.

44. Other significant information on the company.

Information is disclosed on the certificate confirming the inclusion in the Unified State Register of Legal Entities of the legal entity registered prior to July 1, 2002 and the state registration number assigned to the Company.

B. Operating and financial activities.

45. Financial statements for the previous three fiscal years.

Not required (Information is disclosed in the 1Q Quarterly Report).

46. Financial statements for the reporting period.

Omitted (this information is disclosed in 1Q Quarterly report).

47. Events which have generated increases or decreases of over 10% in the company's assets during the reporting quarter.

Omitted.

48. Events which have generated increases of decreases of over 20% in the company's net income (loss) for the reporting quarter as compared to the previous quarter.

Omitted.

49. Creation and use of the reserve fund and other special funds of the company.

Omitted.

50. Transactions exceeding 10% of the company's assets value at the end of the quarter preceding the reporting quarter.

None.

51. Use of proceeds from placement of securities.

None.

52. Credits and loans received by the company and its subsidiaries during the reporting quarter.

Omitted.

53. Accounts receivable and accounts payable of the company and its subsidiaries at the end of the reporting quarter.

Omitted.

54. Financial investments of the company.

Omitted.

55. Other material information on operating and financial activities.

Information required under items 52-54 is commercial classified information and is not disclosed since its disclosure could adversely affect the company's competitive position.

C. Description of company's securities.

This section of the Report requires that information on all issues of securities registered prior to the end of the reporting quarter (including securities issues canceled during the reporting quarter) is disclosed, including previously reported information.

56. Information on company's capital stock.

As required under this section of the Report, all registered share issues made by the company indexed from 1 to 15 are described, including the following information:

- Type of stock (common, preferred), class of preferred stock, form of securities (non-documentary);
- Share par value;
- Total number of shares for each issue as specified in the registered decision on their issue;
- Total number of placed shares for each issue as specified in the registered report on share placement;
- Number of canceled shares for each issue;
- Total per value amount for each issue;
- Information on the registration of each issue: date of registration, registration number, registration body;
- Type of securities placement;
- Starting and closing date of the placement;
- Current state of the issue (in placement, suspended, placed, canceled, etc.);
- Restrictions on marketability of the securities (none);
- Trading market information (names of stock exchanges and OTC markets where the company's shares trade).

57. Information on the company's bonds.

- As of the reporting date the company had one bond issue (series 01) described below: Series (01), type (coupon bonds), form (documentary bearer bonds);
- Bond par value;
- Total number of bonds as specified in the registered decision on their issue;
- Total par value amount of the issue;
- Information on the registration of the issue: date of registration, registration number, registration body;
- Type of placement;
- Starting and closing date of the placement;
- Current state of the issue (all bonds placed, none redeemed as of the reporting date);

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: *14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186*
Issuer's code *00119-A*

Date of fact (event, action): *28.01.2003*
Code of fact (event, action): *1300119A28012003*

Date of the meeting of the Board of Directors: January 21, 2003
Holding form: absentee
The following persons took part in the meeting:
Chairperson of the Board of Directors
Valery Nikolayevich Yashin
Members of the Board of Directors:
Yury Alexandrovich Bilibin, Oleg Anatolyevich Lebedinets, Dmitry Vladimirovich Levkovsky, Irina Mikhaylovna Ragozina, Ivan Ivanovich Rodionov, Sergey Vladimirovich Soldatenkov

Number of participants in the meeting out of the total number of the 9 Members of the Board of Directors: 7 There is the quorum for taking decisions.

1. On approving related-party transactions - Contracts of Leasing with OJSC RTK-LEASING
...

1. ISSUES CONSIDERED:
Information of Deputy General Manager in Charge of Financial and Economic Issues A.V. Shalagin on making related-party transactions - Contracts of Leasing with OJSC RTK-LEASING.

DECISION
1. The related-party transaction Contracts of Movable Property Financial Leasing No.665-204/02 with OJSC RTK-LEASING shall be approved.

2. The related-party transaction Contracts of Movable Property Financial Leasing No.666-204/02 with OJSC RTK-LEASING shall be approved.

3. The related-party transaction Contracts of Movable Property Financial Leasing No.673-204/02 with OJSC RTK-LEASING shall be approved.

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES

IN FAVOUR - 3 (I.M. Ragozina, I.I. Rodionov, V.N. Yashin)
AGAINST - 1 (O.A. Lebedinets)
ABSTENTIONS - 1 (D.V. Levkovsky)

Being the related parties, the following persons shall not vote on the issue:
as related (interested) directors:

Yu. A. Bilibin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing;

as dependent directors:

S.V. Soldatenkov - the person that has been acting as the Sole Executive Body of OJSC NWT during the last year

General Manager *A.A. Sysoyev*

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Issuer's code ***00119-A***

Date of fact (event, action): ***14.02.2003***
Code of fact (event, action): ***0100119A14022003***

Management body, in which the change has taken place: Management Board

Full names of the parties elected to the management body of OJSC North-West Telecom and shares of the said parties in the authorized capital:

Alexey Vladimirovich Shalagin ***no share in the Issuer's authorized capital***

Date, on which the said change took place: February 14, 2003
Authorized body of OJSC North-West Telecom taking the decision: Board of Directors of OJSC North-West Telecom

General Manager ***A.A. Sysoyev***

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Issuer's code ***00119-A***

Date of fact (event, action): ***14.02.2003***
Code of fact (event, action): ***0100119A14022003***

Management body, in which the change has taken place: Sole executive body

Full name of the official appointed the acting Sole Executive Body of OJSC North-West Telecom and his/her share in the Authorized Capital:

Alexandr Abramovich Sysoyev ***share in the Issuer's authorized capital - 0.023 %***

From the moment the acting Sole Executive Body of OJSC North-West Telecom was appointed, the powers of the Sole Executive Body were terminated in the person of

Alexandr Abramovich Sysoyev ***share in the Issuer's authorized capital - 0.023 %***

Date, on which the said change took place: February 14, 2003

Authorized body of OJSC North-West Telecom taking the decision: Meeting of Shareholders of OJSC North-West Telecom

General Manager ***A.A. Sysoyev***

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom

Place of business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***

Issuer's code ***00119-A***

Date of fact (event, action): ***14.02.2003***

Code of fact (event, action): ***0100119A14022003***

Management body, in which the change has taken place: Board of Directors

Full names of the parties elected to the management body of OJSC North-West Telecom and shares of the said parties in the authorized capital:

Alexandr Abramovich Sysoyev	*share in the Issuer's authorized capital - 0.023%*
Sergey Vladimirovich Soldatenkov	*share in the Issuer's authorized capital - 0.0024%*
Valery Nikolayevich Yashin	*share in the Issuer's authorized capital - 0.172%*
Ivan Ivanovich Rodionov	*no share in the Issuer's authorized capital*
Irina Mikhailovna Ragozina	*no share in the Issuer's authorized capital*
Dmitry Vladimirovich Levkovsky	*no share in the Issuer's authorized capital*
Alexandr Vyacheslavovich Ikonnikov	*no share in the Issuer's authorized capital*
Alexandr Alexandrovich Gogol	*no share in the Issuer's authorized capital*
Benjamin Stefan David Vilkening	*no share in the Issuer's authorized capital*
Yury Alexandrovich Bilibin	*no share in the Issuer's authorized capital*
Vadim Yevgenyevich Belov	*no share in the Issuer's authorized capital*

Chairman of the Board of Directors V.N. Yashin

From the moment of election, the powers of the following members of the former Board of Directors have been terminated:

Valery Nikolayevich Yashin	*share in the Issuer's authorized capital - 0.172%*
Anton Igorevich Osipchuk	*no share in the Issuer's authorized capital*
Vadim Yevgenyevich Belov	*no share in the Issuer's authorized capital*
Oleg Anatolyevich Lebedinets	*no share in the Issuer's authorized capital*
Ivan Ivanovich Rodionov	*no share in the Issuer's authorized capital*
Dmitry Vladimirovich Levkovsky	*no share in the Issuer's authorized capital*
Sergey Vladimirovich Soldatenkov	*share in the Issuer's authorized capital - 0.0024%*
Irina Mikhailovna Ragozina	*no share in the Issuer's authorized capital*
Yury Alexandrovich Bilibin	*no share in the Issuer's authorized capital*

Date, on which the said change took place: February 14, 2003

Authorized body of OJSC North-West Telecom taking the decision: Extraordinary general meeting of the shareholders of OJSC North-West Telecom

General Manager ***A.A. Sysoyev***

This document has been created on the basis of the Electronic Questionnaire of FKCB (Federal Commission for the Securities Market) of Russia

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: *14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186*
Issuer's code *00119-A*

Date of fact (event, action): *14.02.2003*
Code of fact (event, action): *1200119A14022003*

Type of General Meeting: joint general meeting (extraordinary)
Holding form: joint presence

Date of holding the general meeting: February 14, 2003

As of 01-00 p.m., 1,187 shareholders and their authorized representatives were registered. All in all they had 654,704,106 votes; of them 925 shareholders having all in all 72,715,487 votes are taking part in the meeting by sending filled out ballots to the Company.
The number of votes held by Members of the Board of Directors or officials of the Company's management bodies is 1,336,131;
The number of votes held by the shareholders entitled to vote in respect of issues Nos. 1, 2, 4, 5, 6, 7, 8 and 9 of the agenda of the meeting is 654,704,106, or 88.96 per cent of the total number of floated voting shares of the Company, except for the voting shares acquired (redeemed) by the Company;
The number of votes held by the shareholders entitled to vote in respect of issue No. 3 of the agenda of the meeting (Electing the Auditing Committee of the Company) is 653,367,975 , or 88.78 per cent of the total number of floated voting shares of the Company, except for the shares acquired (redeemed) by the Company and except for the voting shares held by Members of the Board of Directors or officials of the Company's management bodies.
The quorum for taking decisions on issues Nos. 1, 2, 4, 5, 6, 7, and 8 of the agenda of the meeting is ensured by participation of the shareholders holding all in all over 50 per cent of the total number of floated voting shares of the Company, except for the voting shares acquired (redeemed) by the Company.
The quorum for taking a decision on issue No. 3 (Electing the Auditing Committee of the Company) is ensured by participation of the shareholders holding all in all over 50 per cent of the total number of floated voting shares of the Company, except for the shares acquired (redeemed) by the Company and except for the voting shares held by Members of the Board of Directors or officials of the Company's management bodies.
Thus, there is the QUORUM for taking decisions on all issues of the agenda of the joint general (extraordinary)meeting of the shareholders of OJSC North-West Telecom.

AGENDA

1. Early termination of the powers of the Company's Board of Directors and electing the Company's Board of Directors
2. Early termination of the powers of the Company's General Manager Alexandr Abramovich Sysoyev, appointing the Company's General Manager and establishing the term of his/her office
3. Early termination of the powers of the members of the Auditing Committee of the Company and electing the Company's Auditing Committee
4. Approving the Articles of Association in a new version

5. Approving the Provisions on the Company's general meeting of the shareholders in a new version

6. Approving the Provisions on the Board of Directors of the Company, in new version

7. Approving the Provisions on the Company's Management Board, in new version

8. Payment of remuneration and reimbursement to the members of Company's Board of Directors

9. Payment of remuneration and reimbursement to the members of Company's Auditing Committee

ON THE FIRST ISSUE OF THE AGENDA:

Early termination of the powers of the Company's Board of Directors and electing the Company's Board of Directors

Put forward for voting.
Voting results:
IN FAVOUR - 650.241.521 votes - 99,32% of the votes taking part in the meeting
AGAINST -72,807 votes -0.01% of the votes taking part in the meeting
ABSTENTIONS -167,719 votes - 0.03% of the votes taking part in the meeting

DECISION
1.1. The powers of the of the Company's Board of Directors shall be terminated earlier than initially planned.
1.2. THE BOARD OF DIRECTORS SHALL BE ELECTED WITH THE FOLLOWING MEMBERS:

Full name:	IN FAVOUR
1. Vadim Yevgenyevich Belov	610 825 806
2. Yury Alexandrovich Bilibin	612 129 551
3. Benjamin Stefan David Vilkening	579 081 295
4. Alexandr Alexandrovich Gogol	612 744 773
5. Alexandr Vyacheslavovich Ikonnikov	750 798 911
6. Dmitry Vladimirovich Levkovsky	638 231 838
7. Irina Mikhailovna Ragozina	614 775 923
8. Ivan Ivanovich Rodionov	584 737 507
9. Sergey Vladimirovich Soldatenkov	614 000 086
10. Alexandr Abramovich Sysoyev	552 578 657
11. Valery Nikolayevich Yashin	628 505 547

On the second issue of the agenda:

Early termination of the powers of the Company's General Manager Alexandr Abramovich Sysoyev, appointing the Company's General Manager and establishing the term of his/her office

Put forward for voting.
Voting results:

2.1. Early termination of the powers of the Company's General Manager Alexandr Abramovich Sysoyev.
IN FAVOUR -640,000,238 votes - 97.75% of the votes taking part in the meeting
AGAINST -322,922 votes -0.05% of the votes taking part in the meeting

ABSTENTIONS -13,716,009 votes -2.09% of the votes taking part in the meeting

DECISION

The powers of the Company's General Manager Alexandr Abramovich Sysoyev shall be terminated earlier than initially planned.

2.2. On appointing Alexandr Abramovich Sysoyev the Company's General Manager for a period of two years.
IN FAVOUR - 638,975,090 votes - 97.60% of the votes taking part in the meeting
AGAINST - 857,459 votes - 0.13% of the votes taking part in the meeting
ABSTENTIONS - 14,197,884 votes - 2.17% of the votes taking part in the meeting

DECISION
Alexandr Abramovich Sysoyev shall be appointed the Companys General Manager for a period of two years.

On the third issue of the agenda:

Early termination of the powers of the members of the Auditing Committee of the Company and electing the Company's Auditing Committee

Put forward for voting.
Voting results:
Early termination of the powers of the Auditing Committee of the Company

DECISION
3.1. The powers of the Company's AUDITING COMMITTEE shall be terminated earlier than initially planned.
IN FAVOUR -639,587,920 votes - 97.69% of the votes taking part in the meeting
AGAINST -89,083 votes - 0.01% of the votes taking part in the meeting
ABSTENTIONS -13,960,355 votes - 2.13% of the votes taking part in the meeting
3.2. The auditing committee of the company shall be elected with the following members:

Full name:	IN FAVOUR
1. Konstantin Vladimirovich Belyaev	637 136 384
2. Lyubov Alexandrovna Greseva	636 840 963
3. Elena Alexandrovna Kukina	636 848 110
4. Andrey Yakovlevich Lang	637 233 339
5. Mariya Leonidovna Pravdina	637 172 147
6. Irina Viktorovna Prokofyeva	637 151 790
7. Natalia Vladimirovna Fedorova	637 679 210

On the fourth issue of the agenda:

Approving the Articles of Association in a new version

Put forward for voting.
Voting results:
IN FAVOUR -252,436,034 votes - 38.56% of the votes taking part in the meeting
AGAINST -376,132,069 votes - 57.45% of the votes taking part in the meeting

ABSTENTIONS -25,529,289 votes - 3.90% of the votes taking part in the meeting

DECISION
Voting results in respect of the fourth issue of the Agenda show that the Meeting of the Shareholders HAS NOT TAKEN the decision on approving the Company's Articles of Association in the new version.

On the fifth issue of the agenda:

Approving the Provisions on the Company's general meeting of the shareholders in a new version

Put forward for voting.
Voting results:
IN FAVOUR - 628,221,454 votes - 95.96% of the votes taking part in the meeting
AGAINST - 468,676 votes - 0.07% of the votes taking part in the meeting
ABSTENTIONS - 25,556,017 votes -3.90% of the votes taking part in the meeting

DECISION
Approving the Provisions on the Company's general meeting of the shareholders, in new version

On the sixth issue of the agenda:

Approving the Provisions on the Board of Directors of the Company in a new version

Put forward for voting.

Voting results:

IN FAVOUR - 627,859,361 votes - 95.90% of the votes taking part in the meeting
AGAINST - 799,032 votes - 0.12% of the votes taking part in the meeting
ABSTENTIONS - 25,589,049 votes - 3.91% of the votes taking part in the meeting

DECISION
Approving the Provisions on the Board of Directors of the Company in a new version

On the seventh issue of the agenda:

Approving the Provisions on the Company's Management Board in a new version

Put forward for voting.
Voting results:
IN FAVOUR - 627,803,261 votes - 95.89% of the votes taking part in the meeting
AGAINST - 550,487 votes - 0.08% of the votes taking part in the meeting
ABSTENTIONS - 25,892,036 votes - 3.95% of the votes taking part in the meeting

DECISION
Approving the Provisions on the Company's Management Board in a new version

On the eighth issue of the agenda:

Payment of remuneration and reimbursement to the members of Company's Board of Directors

Put forward for voting.

Voting results:
IN FAVOUR - 637,472,621 votes - 97.37% of the votes taking part in the meeting
AGAINST - 1,514,249 votes - 0.23% of the votes taking part in the meeting
ABSTENTIONS - 14,388,814 votes - 2.20% of the votes taking part in the meeting

DECISION
THE FOLLOWING SHALL BE APPROVED:
8.1. REMUNERATION TO THE MEMBERS OF COMPANY'S BOARD OF DIRECTORS ACCORDING TO THEIR TERM OF OFFICE:
QUARTERLY TO EACH MEMBER OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.0065% (ZERO POINT DOUBLE ZERO SIXTY FIVE OF PER CENT) OF THE COMPANY'S PROCEEDS FROM SALES OF GOODS, PRODUCTS, JOBS OR SERVICES FOR THE REPORTING QUARTER ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS;
ANNUAL FOR ALL MEMBERS OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.4% OF THE NET PROFIT FOR THE YEAR UNDER REPORT ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS.

8.2. AMOUNT OF COMPENSATION TO THE MEMBERS OF COMPANY'S BOARD OF DIRECTORS, EQUAL TO PROVEN EXPENSES RELATED TO THEIR PERFORMANCE OF THE DUTIES OF MEMBERS OF THE BOARD OF DIRECTORS.

On the ninth issue of the agenda:

On payment of remuneration and reimbursement to the members of Company's Auditing Committee

Put forward for voting.
Voting results:
IN FAVOUR - 637,615,925 votes - 97.39% of the votes taking part in the meeting
AGAINST - 1,499,476 votes - 0.23% of the votes taking part in the meeting
ABSTENTIONS - 114,396,386 votes - 2.20% of the votes taking part in the meeting

DECISION
THE FOLLOWING SHALL BE APPROVED:
9.1. AMOUNT OF QUARTERLY REMUNERATION TO EACH MEMBER OF THE COMPANY'S AUDITING COMMITTEE, EQUAL TO 50% OF THE AMOUNT OF THE REMUNERATION PROVIDED FOR EACH MEMBER OF THE COMPANY'S BOARD OF DIRECTORS ON A QUARTERLY BASIS.
9.2. AMOUNT OF COMPENSATION TO THE MEMBERS OF COMPANY'S AUDITING COMMITTEE, EQUAL TO PROVEN EXPENSES RELATED TO THEIR PERFORMANCE OF THE DUTIES OF MEMBERS OF THE AUDITING COMMITTEE.

INN (tax-payer's individual No. - TIN) 7808020593

General Manager ***A.A. Sysoyev***

This document has been created on the basis of the Electronic Questionnaire of FKCB (Federal Commission for the Securities Market) of Russia

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Issuer's code ***00119-A***

Date of fact (event, action): ***27.03.2003***
Code of fact (event, action): ***1300119A27032003***

Date of the meeting of the Board of Directors: March 20, 2003
Holding form: by attendance
The following persons took part in the meeting:
Chairperson of the Board of Directors
Valery Nikolayevich Yashin
Members of the Board of Directors:
Yury Alexandrovich Bilibin, Benjamin Stephan David Vilkening, Dmitry Vladimirovich Levkovsky, Irina Mikhaylovna Ragozina, Ivan Ivanovich Rodionov, Sergey Vladimirovich Soldatenkov, Alexandr Abramovich Sysoyev, Alexandr Vyacheslavovich Ikonnikov, Alexandr Alexandrovich Gogol. Vadim Yevgenyevich Belov

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

...

7. On approving the terms of Additional Agreement No. 3 to Contract No. 006/02 of 11.06.2002 with CJSC Registrator-Svyaz, in making which one party in interested.

ISSUES CONSIDERED:
The terms of Additional Agreement No. 3 to Contract No. 006/02 of 11.06.2002 with CJSC Registrator-Svyaz, in making which one party in interested.

DECISION
The terms of Additional Agreement No. 3 to Contract No. 006/02 of 11.06.2002 with CJSC Registrator-Svyaz, in making which one party in interested shall be approved taking into account the accepted comments from the Company.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

...

9. On rendering charity aid to the Russian Foundation of the History of Communications as a related-party transaction.

ISSUES CONSIDERED:
On rendering charity aid to the Russian Foundation of the History of Communications as a related-party transaction.

DECISION

Rendering charity aid to the Russian Foundation of the History of Communications in 2003 for the purpose of funding the renovation and restoration of the building of the Central Museum of Communications named after A.S.Popov (7, ul. Pochtamtskaya, Saint Petersburg) shall be approved.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

General Manager *A.A. Sysoyev*

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: *14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186*
Issuer's code *00119-A*

Date of fact (event, action): *25.04.2003*
Code of fact (event, action): *1300119A25042003*

Date of the meeting of the Board of Directors: 22nd April 2003
Form of holding the meeting: by attendance
PARTICIPATED:
Chairperson:
Vadim Yevgenyevich Belov
Members of the Board of Directors:
Yury Alexandrovich Bilibin, Benjamin Stephan David Vilkening, Alexandr Alexandrovich Gogol, Alexandr Vyacheslavovich Ikonnikov, Irina Mikhaylovna Ragozina, Ivan Ivanovich Rodionov, Sergey Vladimirovich Soldatenkov.

Participated by correspondence:
Dmitry Vladimirovich Levkovsky
Alexandr Abramovich Sysoyev

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.

AGENDA:

...
10. On approving the related-party transaction, viz. Contract with CJSC North-West Telecombank for implementation of the electronic document circulation system "Bank - Client".

10. ISSUES CONSIDERED:
On approving the related-party transaction, viz. Contract with CJSC North-West Telecombank for implementation of the electronic document circulation system "Bank - Client".

DECISION:
10.1. Proceeding from the market value of the similar type of services, the price of the of services obtained by the Company under the Contract of Payment Using the Bank-Client Electronic Documents Circulation System with CJSC North-West Telecombank shall consist of the cost of installing the Client subsystem and of monthly payments for the use of the subsystem, the amount of which shall be determined according to the current rates of CJSC North-West Telecombank.
10.2. Taking into account the above comments, the Contract of Using the Bank-Client Electronic Documents Circulation System between the Company and CJSC North-West Telecombank shall be approved on the following conditions:

- *Subject of the contract: the procedure of the organizational and technical support of exchanging documents in the electronic form and of payments using the Bank-Client Electronic Documents Circulation System between CJSC Telecombank and the General Directorate of*

OJSC North-West Telecom, the method of confirming the authorship and the procedure of establishing the signature on such documents;

- *Contractual period: unlimited;*
- *The contractual amount includes the cost of installing the Client subsystem and the monthly fee for the bank's services in the amount determined according to the current rates of CJSC Telecombank.*

THE DECISION HAS BEEN TAKEN UNANIMOUSLY.

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- *S.V. Soldatenkov – as a person that has been acting as the Sole Executive Body of OJSC NWT during the last year.*
- *A.A. Sysoyev – as a person who acts as the sole executive body and is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

as related (interested) directors:

- *Yu.A. Bilibin – as a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Supervisory Board of CJSC North-West Telecombank at the same time.*
- *S.V. Soldatenkov – as a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Supervisory Board of CJSC North-West Telecombank at the same time.*

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Issuer's code ***00119-A***

Date of fact (event, action): ***26.05.2003***
Code of fact (event, action): ***1300119A26052003***

Date of the meeting of the Board of Directors: May 21, 2003
Form of holding the meeting: absentee
PARTICIPATED:
Chairperson of the Board of Directors:
Valery Nikolayevich Yashin
Members of the Board of Directors:
Vadim Yevgenyevich Belov, Yury Alexandrovich Bilibin, Benjamin Stephan David Vilkening, Alexandr Alexandrovich Gogol, Alexandr Vyacheslavovich Ikonnikov, Dmitry Vladimirovich Levkovsky, Irina Mikhaylovna Ragozina, Ivan Ivanovich Rodionov, Sergey Vladimirovich Soldatenkov, Alexandr Abramovich Sysoyev

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

AGENDA:

1. On approving related-party transactions in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. contract of loan with CJSC North-West Telecombank.

1. ISSUES CONSIDERED:
On approving related-party transactions in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. contract of loan with CJSC North-West Telecombank.

DECISION:
1.1. Proceeding from the market value, the interest rate for the loan under the contract of loan with CJSC North-West Telecombank shall be fixed as 10% per annum.

1.2. The related-party transaction – Agreement of loan with CJSC North-West Telecombank – shall be approved on the following essential conditions:
Subject of contract - granting a loan;
The amount of the loan is 30,000-00 (thirty thousand) US dollars;
Date of making the agreement of loan: 22.05.2003
Loan repayment date 23.05.2003;
Interest rate for the use of the loan: 10% per annum.

The loan is granted for acquiring US dollars for the purpose of payment under Agreement without No. dated 18.07.01 with Standard&Poor's providing for the provision of services of revising, re-determining and assigning a corporate management rating to OJSC North-West

Telecom.

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES

Voting results:
IN FAVOUR - 10
ABSTENTIONS - 1 (D.V. Levkovsky)
AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:
as dependent directors:

- *S.V. Soldatenkov – as a person that has been acting as the Sole Executive Body of OJSC NWT during the last year.*
- *A.A. Sysoyev – as a person who acts as the sole executive body and is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

as related (interested) directors:

- *Yu.A. Bilibin – as a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Supervisory Board of CJSC North-West Telecombank at the same time.*
- *S.V. Soldatenkov – as a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Supervisory Board of CJSC North-West Telecombank at the same time.*

General Manager *A.A. Sysoyev*

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Issuer's code ***00119-A***

Date of fact (event, action): ***6.06.2003***
Code of fact (event, action): ***1300119A06062003***

Date of the meeting of the Board of Directors: June 3, 2003
Holding form: absentee
PARTICIPATED:
Chairperson of the Board of Directors:
Valery Nikolayevich Yashin
Members of the Board of Directors:
Vadim Yevgenyevich Belov, Yury Alexandrovich Bilibin, Benjamin Stephan David Vilkening, Alexandr Alexandrovich Gogol, Alexandr Vyacheslavovich Ikonnikov, Dmitry Vladimirovich Levkovsky, Irina Mikhaylovna Ragozina, Ivan Ivanovich Rodionov, Sergey Vladimirovich Soldatenkov, Alexandr Abramovich Sysoyev

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

AGENDA:

...

8. On approving related-party transaction - Contract of Leasing with OJSC RTK-LEASING
9. On approving related-party transactions, viz. contracts with OJSC National Payphone Network (hereinafter referred to as NTS)
9.1. On approving a related-party transaction in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies with OAO NTS, viz. Agency Agreement (Branch of OJSC North-West Telecom, Electrosvyaz of Pskov Oblast)
9.2. On approving a related-party transaction in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies with OAO NTS, viz. Agreement of Payphone Cards Reception (Branch of OJSC North-West Telecom, Electrosvyaz of Pskov Oblast)
9.3. On approving a related-party transaction in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies with OAO NTS, viz. Agency Agreement (Branch of OJSC North-West Telecom, Novgorodtelecom)
9.4. On approving a related-party transaction in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies with OAO NTS, viz. . Agreement of Payphone Cards Reception (Branch of OJSC North-West Telecom, Novgorodtelecom)
9.5. On approving a related-party transaction in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies with OAO NTS, viz. Contract of Lease of SAM-modules (Branch of OJSC North-West Telecom, Novgorodtelecom)

8. ISSUES CONSIDERED:
Information of Deputy General Manager in Charge of Financial and Economic Issues A.V. Shalagin on making related-party transaction - Contract of Leasing with OJSC RTK-

LEASING.

DECISION:

8.1. The related-party transaction Contract of Movable Property Financial Leasing No.664-204/02 with OJSC RTK-LEASING shall be approved on the following essential conditions:

- *Leasing payments value is 217,928,954.4 roubles (VAT taken into account);*
- *Subject of contract - leasing of switching equipment, the list of which is enclosed to the Minutes (Appendix No.1);*
- *Period of leasing - 5 years;*
- *Term of Equipment Delivery - in 2003;*
- *On the condition of the passage of the title to the equipment to the lessee after the entire rent is paid.*

8.2. The price of the services provided to the Company under contract No. 664-204/02 with OJSC RTK-LEASING shall be 19.42% per annum (without taking into account the insurance), proceeding from the price of the services under financial leasing contracts made on similar terms for 5 years and covering imported high-tech equipment.

8.3. The related-party transaction Contract of Movable Property Financial Leasing No.667-204/02 with OJSC RTK-LEASING shall be approved on the following essential conditions:

- *Leasing payments value is 139,675,600.8 roubles (VAT taken into account);*
- *Subject of contract - leasing of switching equipment, the list of which is enclosed to the Minutes (Appendix No.1);*
- *Period of leasing - 5 years;*
- *Term of Equipment Delivery - in 2003;*
- *On the condition of the passage of the title to the equipment to the lessee after the entire rent is paid.*

8.4. The price of the services provided to the Company under contract No. 667-204/02 with OJSC RTK-LEASING shall be 19.42% per annum (without taking into account the insurance), proceeding from the price of the services under financial leasing contracts made on similar terms for 5 years and covering imported high-tech equipment.

8.5. The related-party transaction - Contract of Movable Property Financial Leasing No.794-204/03 with OJSC RTK-LEASING shall be approved on the following essential conditions:

- *Leasing payments value is 76,502,656.8 roubles (VAT taken into account);*
- *Subject of contract - leasing of switching equipment, the list of which is enclosed to the Minutes (Appendix No.1);*
- *Period of leasing -5 years;*
- *Term of Equipment Delivery - in 2003;*
- *On the condition of the passage of the title to the equipment to the lessee after the entire rent is paid.*

8.6. The price of the services provided to the Company under contract No. 794-204/02 with OJSC RTK-LEASING shall be 19.42% per annum (without taking into account the insurance), proceeding from the price of the services under financial leasing contracts made on similar terms for 5 years and covering imported high-tech equipment.

8.7. The Management Board shall hold talks with OJSC RTK-LEASING on reducing the aggregate price of services.

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.

Voting results:

D.V. Levkovsky did not take part in the voting.

IN FAVOUR - 5 (B.Vilkening, A.A. Gogol, I.M. Ragozina, I.I. Rodionov, V.N. Yashin)
ABSTENTIONS - 1 (A.V. Ikonnikov)
AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:
as related (interested) directors:
Yu. A. Bilibin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing;
V.E. Belov - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OAO RTK-Leasing
as dependent directors:
A.A. Sysoyev - a person acting as the sole executive body and being a Member of the Board of Directors and a Member of the Management Board of North-West Telecom at the same time;
S.V. Soldatenkov - the person that has been acting as the Sole Executive Body of OJSC NWT during the last year

9. ISSUES CONSIDERED:
Information of Deputy General Manager in charge of operational management and business development I.V. Kravchuk on making related-party transactions, viz. Contracts with OJSC National Payphone Network
I.I. Rodionov noted that the grounding of establishing the price of services under the contracts was not sufficient.
DECISION:
The Management Board shall finalize the materials taking into account the expressed comments and shall submit them for consideration by the next meeting of the Board of Directors.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY.

General Manager *A.A. Sysoyev*

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Issuer's code ***00119-A***

Date of fact (event, action): ***13.06.2003***
Code of fact (event, action): ***1300119A13062003***

Date of the meeting of the Board of Directors: June 10, 2003
Form of holding the meeting: absentee
PARTICIPATED:
Chairperson of the Board of Directors:
Valery Nikolayevich Yashin
Members of the Board of Directors:
Vadim Yevgenyevich Belov, Yury Alexandrovich Bilibin, Benjamin Stephan David Vilkening, Alexandr Alexandrovich Gogol, Alexandr Vyacheslavovich Ikonnikov, Dmitry Vladimirovich Levkovsky, Irina Mikhaylovna Ragozina, Ivan Ivanovich Rodionov, Alexandr Abramovich Sysoyev

Participated by correspondence:
Sergey Vladimirovich Soldatenkov

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

AGENDA:

...

2. On making a related-party transaction – agency agreement with OJSC Lensvyaz, under which OJSC North-West Telecom undertakes to enter into an agreement for working out the "Single Master Plan for the Development of Telecommunication Networks of Inter-Regional Companies and OJSC Rostelecom" with OJSC Giprosvyaz, on its own behalf and for account of OJSC Lensvyaz.

3. On approving related-party transaction - Contract of Leasing with OJSC RTK-LEASING

2. ISSUES CONSIDERED:
On making a related-party transaction – agency agreement with OJSC Lensvyaz, under which OJSC North-West Telecom undertakes to enter into an agreement for working out the "Single Master Plan for the Development of Telecommunication Networks of Inter-Regional Companies and OJSC Rostelecom" with OJSC Giprosvyaz, on its own behalf and for account of OJSC Lensvyaz.

DECISION:
1. The related-party transaction – agency agreement with OJSC Lensvyaz, under which OJSC North-West Telecom undertakes to enter into an agreement for working out the "Single Master Plan for the Development of Telecommunication Networks of Inter-Regional Companies and OJSC Rostelecom" with OJSC Giprosvyaz, on its own behalf and for account of OJSC Lensvyaz

shall be approved on the following essential conditions:

Agent's fee amount - 10 000 roubles, including the VAT of 1,666.67 roubles.

2. Proceeding from the market value the price of the services under the agency agreement with OJSC Lensvyaz (agent's fee), under which OJSC North-West Telecom undertakes to enter into an agreement for working out the "Single Master Plan for the Development of Telecommunication Networks of Inter-Regional Companies and OJSC Rostelecom" with OJSC Giprosvyaz, on its own behalf and for account of OJSC Lensvyaz shall be 10 000 roubles, including the VAT of 1,666.67 roubles.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY.

Voting results:

IN FAVOUR - 9 (V.Ye.Belov, Yu.A. Bilibin, B. Vilkening, A.A. Gogol, A.V. Ikonnikov, D.V. Levkovsky, I.M. Ragozina, V.N. Yashin)
ABSTENTIONS - 0
AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- A.A. Sysoyev - a person acting as the sole executive body and being a Member of the Board of Directors and a Member of the Management Board of North-West Telecom at the same time;

- S.V. Soldatenkov - the person that has been acting as the Sole Executive Body of OJSC NWT during the last year

2. ISSUES CONSIDERED:

On making a related-party transaction – agency agreement with OJSC Lensvyaz, under which OJSC North-West Telecom undertakes to enter into an agreement for working out the "Single Master Plan for the Development of Telecommunication Networks of Inter-Regional Companies and OJSC Rostelecom" with OJSC Giprosvyaz, on its own behalf and for account of OJSC Lensvyaz.

3. ISSUES CONSIDERED:

On approving related-party transaction - Contract of Leasing with OJSC RTK-LEASING

DECISION:

1. Proceeding from the market value, the price of agreement No. 819—204/03 shall be 137,969,031 roubles (taking into account VAT) based on the gross leasing rate of 19.42 % per annum (taking into account extra costs and fee and without taking into account the insurance amount).

2. Taking into account the above comments the related-party transaction - Contract of Leasing No.819-204/03 with OJSC RTK-LEASING shall be approved on the following essential conditions:

- *Leasing payments value is 137,969,031 roubles (VAT taken into account);*
- *Subject of contract - leasing of switching equipment, (Appendix No.1);*
- *Period of leasing - 40 (forty) months from the date Certificate of property acceptance for leasing was signed;*
- *On the condition of the passage of the title to the equipment to the lessee after the entire rent is paid.*

3. The Management Board shall hold talks with OJSC RTK-LEASING on reducing the aggregate price of services.

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES

Voting results:
D.V. Levkovsky did not take part in the voting.

IN FAVOUR - 5 (B.Vilkening, A.A. Gogol, I.M. Ragozina, I.I. Rodionov, V.N. Yashin)
ABSTENTIONS - 1 (A.V. Ikonnikov)
AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:
as related (interested) directors:
Yu. A. Bilibin - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing;
V.E. Belov - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OAO RTK-Leasing
as dependent directors:
A.A. Sysoyev - a person acting as the sole executive body and being a Member of the Board of Directors and a Member of the Management Board of North-West Telecom at the same time;
S.V. Soldatenkov - the person that has been acting as the Sole Executive Body of OJSC NWT during the last year

General Manager *A.A. Sysoyev*

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: *14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186*
Issuer's code *00119-A*

Date of fact (event, action): *13.06.2003*
Code of fact (event, action): *1300119A13062003*

Date of the meeting of the Board of Directors: June 10, 2003
Form of holding the meeting: absentee
PARTICIPANTS:
Chairperson of the Board of Directors:
Valery Nikolayevich Yashin
Members of the Board of Directors:
Vadim Yevgenyevich Belov, Yury Alexandrovich Bilibin, Benjamin Stephan David Vilkening, Alexandr Alexandrovich Gogol, Alexandr Vyacheslavovich Ikonnikov, Dmitry Vladimirovich Levkovsky, Irina Mikhaylovna Ragozina, Ivan Ivanovich Rodionov, Alexandr Abramovich Sysoyev

Participated by correspondence:
Sergey Vladimirovich Soldatenkov

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

AGENDA:

...

5. *On approving a related-party transaction in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. the General Agreement on the Organization of the Issue and Floatation of Bonds with CJSC Telecombank.*
6. *On approving a related-party transaction in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. Contract of services of bonds floatation in the organized securities market (Contract of Underwriting).*

5. ISSUES CONSIDERED:
On approving a related-party transaction in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. the General Agreement on the Organization of the Issue and Floatation of Bonds with CJSC Telecombank.

DECISION:
1. The related-party transaction with CJSC Telecombank in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. the General Agreement on the Organization of the Issue and Floatation of Bonds, shall be approved on the following conditions:
The general organizer undertakes to organize the issue (rendering assistance in observing the entire project schedule and in agreeing upon the positions and interests of its participants in the interests of the Issuer), to ensure a floatation among the maximum circle of investors in the

domestic market of the Russian Federation and to support a secondary market at the Moscow Interbank Currency Exchange (MMVB) (with a subsequent coordination of the terms and conditions in the framework of the commission provided for by clause 1.5.5 of this General Agreement) for the Bonds, the decision on issuing which will be taken by the authorized body of the Issuer. Besides, the general organizer undertakes to launch information and advertising campaigns to cover events related to the floatation, circulation and retirement of the Bonds, including the organization of a Bonds issue presentation in Moscow on behalf of and for the account of the Issuer.

2. Proceeding from the market value, the price of the services under the General Agreement on the Organization of the Issue and Floatation of Bonds with CJSC Telecombank shall be 0.2% of the face value of the Bonds issue (without taking into account VAT).

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.

Voting results:

IN FAVOUR -5 (V.E. Belov, A.A. Gogol, D.V. Levkovsky, I.M. Ragozina, V.N. Yashin)
ABSTENTIONS - 0
AGAINST – 3 (B. Vilkening, A.V. Ikonnikov, I.I. Rodionov)

Being the related parties, the following persons shall not vote on the issue:
as dependent directors:
- *S.V. Soldatenkov – as a person that has been acting as the Sole Executive Body of OJSC NWT during the last year.*
- *A.A. Sysoyev – as a person who acts as the sole executive body and is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

as related (interested) directors:
- *Yu.A. Bilibin – as a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Supervisory Board of CJSC North-West Telecombank at the same time.*
- *S.V. Soldatenkov – as a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Supervisory Board of CJSC North-West Telecombank at the same time.*

6. ISSUES CONSIDERED:
On approving a related-party transaction in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. Contract of services of bonds floatation in the organized securities market (Contract of Underwriting).

DECISION:
1. The related-party transaction with CJSC Telecombank in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. the contract of underwriting, shall be approved on the following conditions:

Under this Contract, the Underwriter effects the floatation of 500,000 (five hundred thousand) Bonds, which makes 500,000,000 (five hundred million) roubles at the face value.
2. Proceeding from the market value, the price of the services under the contract of underwriting with CJSC Telecombank shall be 1.0% (one per cent) of the amount of applications addressed to the Underwriter; however, it shall not exceed 5,000,000 (five million) roubles (without taking into account VAT).

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES

Voting results:

IN FAVOUR -5 (V.E. Belov, A.A. Gogol, D.V. Levkovsky, I.M. Ragozina, V.N. Yashin)
ABSTENTIONS - 0
AGAINST – 3 (B. Vilkening, A.V. Ikonnikov, I.I. Rodionov)

Being the related parties, the following persons shall not vote on the issue:
as dependent directors:

- ***S.V. Soldatenkov – as a person that has been acting as the Sole Executive Body of OJSC NWT during the last year.***
- ***A.A. Sysoyev – as a person who acts as the sole executive body and is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;***

as related (interested) directors:

- ***Yu.A. Bilibin – as a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Supervisory Board of CJSC North-West Telecombank at the same time.***
- ***S.V. Soldatenkov – as a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Supervisory Board of CJSC North-West Telecombank at the same time.***

General Manager ***A.A. Sysoyev***

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Issuer's code ***00119-A***

Date of fact (event, action): ***7.07.2003***
Code of fact (event, action): ***1200119A07072003***

Type of General Meeting: annual General Meeting
Holding form: joint presence
Date of holding the general meeting: June 23, 2003
Place of holding: 14, Sinopskaya naberezhnaya, St. Petersburg, Russia
Time of holding: June 23, 2003 at 1-00 p.m. (starting time of registration 11-00 a.m.)

As of 01-00 p.m., 945 shareholders and their authorized representatives holding 601,389,982 votes all in all were registered.
The number of votes held by Members of the Board of Directors or officials of the Company's management bodies is 1,704,662;
The number of votes held by the shareholders entitled to vote in respect of issues Nos. 1, 2, 3, 5, 6, 7, and 8 of the agenda of the meeting is 601,389,982, or 81.72 per cent of the total number of floated voting shares of the Company, except for the voting shares acquired (redeemed) by the Company;
The number of votes held by the shareholders entitled to vote in respect of issue No. 4 of the agenda of the meeting (Electing the Auditing Committee of the Company) is 601,394,127, or 81.91 per cent of the total number of floated voting shares of the Company, except for the shares acquired (redeemed) by the Company and except for the voting shares held by Members of the Board of Directors or officials of the Company's management bodies.
The quorum for taking decisions on issues Nos. 1, 2, 3, 5, 6, 7, and 8 of the agenda of the meeting is ensured by participation of the shareholders holding all in all over 50 per cent of the total number of floated voting shares of the Company, except for the voting shares acquired (redeemed) by the Company.
The quorum for taking a decision on issue No. 4 (Electing the Auditing Committee of the Company) is ensured by participation of the shareholders holding all in all over 50 per cent of the total number of floated voting shares of the Company, except for the shares acquired (redeemed) by the Company and except for the voting shares held by Members of the Board of Directors or officials of the Company's management bodies.
Thus, there is the quorum for taking decisions on all issues of the agenda of the annual general meeting of the shareholders of OJSC North-West Telecom.

AGENDA

1. Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2002).
2. Determining the amount of the dividend for 2002, the method and timing of dividend payment for shares of each category (type)
3. Electing the Members of the Company's Board of Directors.

4. Electing the Members of the Company's Auditing Committee.

5. Approving the Company's Auditor for the year 2003.

6. Approving the Articles of Association in a new version

7. Approving the Provisions on the Company's general meeting of the shareholders in a new version

8. Determining the amount of remuneration for Members of the Board of Directors of the Company.

On the first issue of the agenda:
Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2002).

Put forward for voting.
Voting results:
IN FAVOUR -597,808,384 votes -91.99% of the votes taking part in the meeting
AGAINST -246,829 votes -0.04% of the votes taking part in the meeting
ABSTENTIONS -13,679,068 votes -2.10% of the votes taking part in the meeting

DECISION
1. To approve the annual report, annual accounts and reports, including the profit and loss report (profit and loss accounts) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2002).

On the second issue of the agenda:
Determining the amount of the dividend for 2002, the method and timing of dividend payment for shares of each category (type).

Put forward for voting.
Voting results:
IN FAVOUR -598,426,064 votes -92.08% of the votes taking part in the meeting
AGAINST -409,585 votes -0.06% of the votes taking part in the meeting
ABSTENTIONS -13,612,308 votes -2.09% of the votes taking part in the meeting

DECISION
2. DIVIDEND FOR THE YEAR 2002 SHALL BE PAID:
2.1. FOR TYPE A PREFERRED SHARES IN THE AMOUNT OF 0.140 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15TH AUGUST 2003 TILL 31ST DECEMBER 2003;
2.2. FOR COMMON SHARES IN THE AMOUNT OF 0.064 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15TH AUGUST 2003 TILL 31ST DECEMBER 2003.

On the third issue of the agenda:
Electing the Members of the Company's Board of Directors.

Put forward for voting.
Voting results:

No. Full name of the candidate Number of votes

1	***Ivan Ivanovich Rodionov***	***667 666 598***
2	***Alexandr Vyacheslavovich Ikonnikov***	***664 242 710***
3	***Valery Nikolayevich Yashin***	***661 172 706***
4	***Oleg Anatolyevich Lebedinets***	***651 950 257***
5	***Alexandr Alexandrovich Gogol***	***607 728 554***
6	***Sergey Vladimirovich Soldatenkov***	***605 508 991***
7	***Irina Mikhailovna Ragozina***	***603 424 803***
8	***Yury Alexandrovich Bilibin***	***601 683 077***
9	***Vadim Yevgenyevich Belov***	***600 848 080***
10	***Dmitry Vladimirovich Levkovsky***	***588 568 650***
11	***Alexandr Abramovich Sysoyev***	***533 209 930***
12	***Maxim Viktorovich Bobin***	***274 069 229***
13	***Yelena Viktorovna Zabuzova***	***1 161 595***
14	***Dmitry Leonidovich Ankudinov***	***727 308***
15	***Oleg Mikhaylovich Mikhaylov***	***598 732***
16	***Oxana Valeryevna Petrova***	***541 901***
17	***Benjamin Stefan David Vilkening***	***517 459***
18	***Eduard Yuryevich Kuleshov***	***483 048***
19	***Boris Viktorovich Yevseyev***	***474 131***
20	***James Nail***	***461 416***

DECISION

3. ИЗБРАТЬ СОВЕТ ДИРЕКТОРОВ В СОСТАВЕ:

1. Ivan Ivanovich Rodionov
2. Alexandr Vyacheslavovich Ikonnikov
3. Valery Nikolayevich Yashin
4. Oleg Anatolyevich Lebedinets
5. Alexandr Alexandrovich Gogol
6. Sergey Vladimirovich Soldatenkov
7. Irina Mikhailovna Ragozina
8. Yury Alexandrovich Bilibin
9. Vadim Yevgenyevich Belov
10. Dmitry Vladimirovich Levkovsky
11. Alexandr Abramovich Sysoyev

On the fourth issue of the agenda:
Electing the Members of the Company's Auditing Committee.

Put forward for voting.
Voting results:

Full name of the candidate	***Number of votes***		
	In favour	***Against***	***Abstentions***
Natalia Vladimirovna Fedorova	***630 949 456***	***210 309***	***14 631 321***
Konstantin Vladimirovich Belyaev	***630 682 843***	***254 731***	***14 659 294***
Andrey Yakovlevich Lang	***630 790 611***	***156 784***	***14 654 176***
Mariya Leonidovna Pravdina	***630 756 380***	***197 590***	***14 653 653***
Irina Viktorovna Prokofyeva	***630 774 487***	***141 828***	***14 679 387***
Larisa Valeryevna Tareyeva	***630 785 844***	***129 170***	***14 682 681***

Sergey Ivanovich Alekhin	*630 709 460*	*238 466*	*14 686 719*

DECISION

4. The auditing committee of the company shall be elected with the following members:

1. Natalia Vladimirovna Fedorova

2. Andrey Yakovlevich Lang

3. Larisa Valeryevna Tareyeva

4. Irina Viktorovna Prokofyeva

5. Mariya Leonidovna Pravdina

6. Sergey Ivanovich Alekhin

7. Konstantin Vladimirovich Belyaev

On the fifth issue of the agenda:

Approving the Company's Auditor for the year 2003.

Put forward for voting.

Voting results:

IN FAVOUR -632,422,251 votes -97.31% of the votes taking part in the meeting

AGAINST -245,792 votes -0.04% of the votes taking part in the meeting

ABSTENTIONS -13,722,057 votes -2.11% of the votes taking part in the meeting

DECISION

5. THE COMPANY ERNST & YOUNG VNESHAUDIT SHALL BE APPROVED AS THE AUDITOR OF THE COMPANY FOR THE YEAR 2003

On the sixth issue of the agenda:

Approving the Articles of Association in a new version

Put forward for voting.

Voting results:

IN FAVOUR -620,264,652 votes -95.44% of the votes taking part in the meeting

AGAINST -194,753 votes -0.03% of the votes taking part in the meeting

ABSTENTIONS -13,806,115 votes -2.12% of the votes taking part in the meeting

DECISION

6. THE COMPANY'S ARTICLES OF ASSOCIATION IN THE NEW VERSION SHALL BE APPROVED

On the seventh issue of the agenda:

Approving the Provisions on the Company's general meeting of the shareholders in a new version

Put forward for voting.

Voting results:

IN FAVOUR -632,386,924 votes -97.31% of the votes taking part in the meeting

AGAINST -172,509 votes -0.03% of the votes taking part in the meeting

ABSTENTIONS -13,835,785 votes -2.13% of the votes taking part in the meeting

DECISION

7. THE PROVISIONS ON THE GENERAL MEETING OF THE COMPANY'S

SHAREHOLDERS SHALL BE APPROVED IN THE NEW VERSION

On the eighth issue of the agenda:
Determining the amount of remuneration for Members of the Board of Directors of the Company.

Put forward for voting.
Voting results:
IN FAVOUR - 461,538,754 votes - 71.02% of the votes taking part in the meeting
AGAINST - 1,642,616 votes - 0.25% of the votes taking part in the meeting
ABSTENTIONS - 103,231,987 votes - 15.88% of the votes taking part in the meeting

DECISION
8. THE STANDARDS OF DEDUCTIONS FOR CALCULATION OF THE REMUNERATION TO MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY SHALL BE DETERMINED ACCORDING TO THEIR TERM OF OFFICE:

- ***QUARTERLY - TO EACH MEMBER OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.0062% OF THE COMPANY'S PROCEEDS FROM SALES OF GOODS, PRODUCTS, JOBS OR SERVICES FOR THE REPORTING QUARTER ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS;***
- ***ANNUAL - FOR ALL MEMBERS OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.4% OF THE NET PROFIT FOR THE YEAR UNDER REPORT ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS.***

General Manager ***A.A. Sysoyev***

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Issuer's code ***00119-A***

Date of fact (event, action): ***14.07.2003***
Code of fact (event, action): ***0200119A14072003***

Vadim Yevgenyevich Belov - a member of the Board of Directors of OJSC North-West Telecom

Share in the Issuer's Authorized Capital prior to the amendment - 0%
Share in the Issuer's Authorized Capital after the amendment - 0.00003%

Date of the amendment - July 14, 2003

General Manager ***A.A. Sysoyev***

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Issuer's code ***00119-A***

Date of fact (event, action): ***21.07.2003***
Code of fact (event, action): ***1300119A21072003***

Date of the meeting of the Board of Directors: July 17, 2003
Holding form: absentee
PARTICIPANTS:
Chairperson of the Board of Directors
Valery Nikolayevich Yashin
Members of the Board of Directors:
Vadim Yevgenyevich Belov, Yury Alexandrovich Bilibin, Alexandr Alexandrovich Gogol, Alexandr Vyacheslavovich Ikonnikov, Oleg Anatolyevich Lebedinets, Dmitry Vladimirovich Levkovsky, Irina Mikhaylovna Ragozina, Ivan Ivanovich Rodionov, Sergey Vladimirovich Soldatenkov, Alexandr Abramovich Sysoyev

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

AGENDA:

4. On approving a related-party transaction – making a contract of guarantee with CJSC North-West Telecombank, under which the Company is responsible for the Chief Accountant of the Cenrral Telephone Centre of the branch Petersburg Telephone Network of OJSC North-West Telecom I.G. Kozhokar's performance of the obligations under the contract of granting a loan in the amount of 15000 US dollars, made by her with the said bank.

4. ISSUES CONSIDERED:
On approving a related-party transaction – making a contract of guarantee with CJSC North-West Telecombank, under which the Company is responsible for the Chief Accountant of the Cenrral Telephone Centre of the branch Petersburg Telephone Network of OJSC North-West Telecom I.G. Kozhokar's performance of the obligations under the contract of granting a loan in the amount of 15000 US dollars, made by her with the said bank.

DECISION

The contract of guarantee with CJSC North-West Telecombank, under which the Company is responsible for the Chief Accountant of the Cenrral Telephone Centre of the branch Petersburg Telephone Network of OJSC North-West Telecom I.G. Kozhokar's performance of the obligations under the contract of granting a loan in the amount of 15000 US dollars, made by her with the said bank, shall be approved.
Voting results:
IN FAVOUR - 6
ABSTENTIONS - 1 (O.A. Lebedinets)

AGAINST - 0

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES

A.V. Ikonnikov did not take part in the voting.

Being the related parties, the following persons do not vote on the issue:

as dependent directors:

- *S.V. Soldatenkov – as a person that has been acting as the Sole Executive Body of OJSC NWT during the last year.*
- *A.A. Sysoyev – as a person who acts as the sole executive body and is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

as related (interested) directors:

- *Yu.A. Bilibin – as a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Supervisory Board of CJSC North-West Telecombank at the same time.*
- *S.V. Soldatenkov – as a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Supervisory Board of CJSC North-West Telecombank at the same time.*

General Manager *A.A. Sysoyev*

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: *14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186*
Issuer's code *00119-A*

Date of fact (event, action): *6.08.2003*
Code of fact (event, action): *1300119A06082003*

Date of the meeting of the Board of Directors August 1, 2003
Holding form: absentee
PARTICIPANTS:
Chairperson:
Dmitry Vladimirovich Levkovsky
Members of the Board of Directors:
Yury Alexandrovich Bilibin, Alexandr Alexandrovich Gogol, Alexandr Vyacheslavovich Ikonnikov, Oleg Anatolyevich Lebedinets, Irina Mikhaylovna Ragozina, Ivan Ivanovich Rodionov, Sergey Vladimirovich Soldatenkov, Alexandr Abramovich Sysoyev

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 9. There is the quorum for taking decisions.

AGENDA:

...

2. On approving the related-party transaction, viz. Contract with CJSC St. Petersburg Centre of Telecommunications for Training, Retraining and Further Training of the Employees of OJSC North-West Telecom.

...

...

2. ISSUES CONSIDERED:
On approving the related-party transaction, viz. Contract with CJSC St. Petersburg Centre of Telecommunications for Training, Retraining and Further Training of the Employees of OJSC North-West Telecom.

DECISION
2.1. The Contract with CJSC St. Petersburg Centre of Telecommunications for Training, Retraining and Further Training of the Employees of OJSC North-West Telecom in the North-Western region shall be approved.
2.2. Proceeding from the market value of the similar type of services, it shall be established that the price of the services obtained by the Company under the Contract of Training, Retraining and Further Training of the Employees of OJSC North-West Telecom shall be determined by the currently active Price List of CJSC St. Petersburg Centre of Telecommunications and shall not exceed the average market prices of the similar types of services in the North-Western region.
Voting results:

IN FAVOUR - 5
ABSTENTIONS - 0
AGAINST - 1 (O.A. Lebedinets)

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES

A.V. Ikonnikov did not take part in the voting.

Being the related parties, the following persons do not vote on the issue:

as related (interested) directors:

- ***A.A. Sysoyev – as a person who acts as the sole executive body and is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT and a Member of the Board of Directors of CJSC St. Petersburg Centre of Telecommunications at the same time;***
- ***A.A. Gogol – as a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Board of Directors of CJSC North-West Telecombank at the same time.***

General Manager ***A.A. Sysoyev***

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Issuer's code ***00119-A***

Date of fact (event, action): ***15.08.2003***
Code of fact (event, action): ***1100119A15082003***

Type of securities: registered non-documentary shares
Category: preferred
Category: A

Period of dividend payment: From 15 August 2003 to 31 December 2003

Dividend accrued per type A preferred share: 14 kopecks per share

Total number of preferred shares of A type: 202,022,788
Form of yield payment: money

Type of securities: registered non-documentary shares
Category: common

Period of dividend payment: From 15 August 2003 to 31 December 2003

Amount of dividend charged on a common share : 6.4 kopecks per share

Total number of common shares: 735,917,222
Form of yield payment: money

General Manager ***A.A. Sysoyev***

This document has been created on the basis of the Electronic Questionnaire of FKCB (Federal Commission for the Securities Market) of Russia

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: *14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186*
Issuer's code *00119-A*

Date of fact (event, action): *20.08.2003*
Code of fact (event, action): *1300119A21082003*

Date of the meeting of the Board of Directors August 15, 2003
Holding form: by attendance
PARTICIPANTS:
Chairperson:
Dmitry Vladimirovich Levkovsky
Members of the Board of Directors:
Yury Alexandrovich Bilibin, Alexandr Alexandrovich Gogol, Alexandr Vyacheslavovich Ikonnikov, Irina Mikhaylovna Ragozina, Ivan Ivanovich Rodionov, Sergey Vladimirovich Soldatenkov, Alexandr Abramovich Sysoyev

Participant by correspondence:
Oleg Anatolyevich Lebedinets

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 9. There is the quorum for taking decisions.

AGENDA:

...
2. *On approving a related-party transaction in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. Contract No. 643/11159933/01A/03043 of Cable Products Delivery with CJSC Neva-Kabel:*

...
4. *On approving related-party transactions in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. contracts of design with OJSC Giprosvyaz SPb.*
5. *On approving a related-party transaction in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. Additional Agreement to Contracts of Leasing with OJSC RTK-LEASING.*
6. *On approving a related-party transaction in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. Contract with CJSC Mobile Telecommunications for Organizing Information and Consulting Workshops .*

...
2. ISSUES CONSIDERED:
On a related-party transaction in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. Contract No. 643/11159933/01A/03043 of Cable Products Delivery with CJSC Neva-Kabel.

DECISION

2.1. The price of cable products under Contract of Delivery No. 643/11159933/01A/03043 with CJSC Neva-Kabel shall be determined in the amount of CJSC Neva-Kabel's prices listed in Appendix No. 1 to the Contract, based on the price of similar cable products in the North-Western region.

2.2. Taking into account the comments, Contract No. 643/11159933/01A/03043 of Cable Products Delivery with CJSC Neva-Kabel shall be approved on the following essential conditions:

- *Subject of delivery: cable products listed in Appendix No.1 to the Contract;*
- *Price of products delivered – not more than 8,000,000 roubles, including VAT;*
- *Contractual period: till 31st December 2003.*
- *The delivery is effected on the basis of Buyer's orders.*

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Voting results:

IN FAVOUR - 8

ABSTENTIONS - 0

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

related (interested) directors:

- *A.A. Sysoyev - a person being a Member of the Board of Directors, a Member of the Management Board, and the sole executive body of North-West Telecom, and, at the same time, a Member of the Board of Directors of CJSC Neva-Kabel.*

4. ISSUES CONSIDERED:

On approving related-party transactions in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. contracts of design with OJSC Giprosvyaz SPb.

DECISION

4.1. The related-party transaction - Contract of Design for the Site "Renovation of the Ligovskaya Telephone Exchange" with OJSC Giprosvyaz SPb No. 7803069 - shall be approved on the following essential conditions:

- *Cost of jobs under the Contract: 1,110,409.2 roubles, including the VAT of -185,068.2 roubles;*
- *Jobs completion date: not later than 25th December 2003.*

Proceeding from the market value, the price of the jobs under the contract shall be fixed as 1,110,409.2 roubles.

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES

Voting results:

IN FAVOUR - 7

ABSTENTIONS - 1 (O.A. Lebedinets)

AGAINST - 0

DECISION

4.2. The related-party transaction - Contract of Design for the Site "Equipping the Autohall of EATS-465, 6, 7 with the AUGP System at: 48, ul. Tserkovnaya, Pushkin – Detailed Design" with OJSC Giprosvyaz SPb No. 7803083 - shall be approved on the following essential conditions:

- *Cost of job under the Contract: 131,205.6 roubles, including the VAT of 21,867.6 roubles;*
- *Job completion time: 6 weeks after the contract is signed.*

Proceeding from the market value, the price of the job under the contract shall be fixed as 131,205.6 roubles.

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES

Voting results:
IN FAVOUR - 7
ABSTENTIONS - 1 (O.A. Lebedinets)
AGAINST - 0

DECISION
4.3. The related-party transaction - Contract of Design for the Site "Adapting Premises for Placing NEC Electronic Equipment in the building of the Zelenogorskaya Telephone Exchange (Komarovo) – Detailed Design" with OJSC Giprosvyaz SPb No. 7803086 - shall be approved on the following essential conditions:
- *Cost of the job under the Contract: 227,362.8 roubles, including the VAT of 37,893.8 roubles;*
- *Job completion time: 2 months after the contract is signed.*

Proceeding from the market value, the price of the job under the contract shall be fixed as 227,362.8 roubles.

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES

Voting results:
IN FAVOUR - 7
ABSTENTIONS - 1 (O.A. Lebedinets)
AGAINST - 0

DECISION
4.4. The related-party transaction - Contract of Design for the Site "Renovation of the Gertsenovskaya Telephone Exchange – the 1st and 2nd Stages – Detailed Design" with OJSC Giprosvyaz SPb No. 7803020 - shall be approved on the following essential conditions:
- *Cost of the job under the Contract: 2,089,413.6 roubles, including the VAT of 348,235.6 roubles;*
- *Job completion date: 30th September 2003.*

Proceeding from the market value, the price of the job under the contract shall be fixed as 2,089,413.6 roubles.

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES

Voting results:
IN FAVOUR - 7
ABSTENTIONS - 1 (O.A. Lebedinets)
AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:
as dependent directors:
- *A.A. Sysoyev - a person acting as the sole executive body and being a Member of the Board of Directors and a Member of the Management Board of North-West Telecom at the same time.*

5. ISSUES CONSIDERED:
On approving a related-party transaction in the interpretation of Chapter XI of the Federal Law

On Joint-Stock Companies, viz. Additional Agreement to Contracts of Leasing with OJSC RTK-LEASING.

DECISION

5.1. Taking into account the comments, the related-party transaction, viz. the Additional Agreement between OJSC North-West Telecom and OJSC RTK-LEASING on introducing amendments and additions to the Contract of Financial Leasing of Telecommunication Equipment No. 245-204/02 dated 06.06.02 between OJSC North-West Telecom and OJSC RTK-LEASING, and, by virtue of succession of OJSC North-West Telecom, to Contracts No. 270-204/02 dated 10.06.02, No. 342-204/02 dated 13.06.02, No. 343-204/02 dated 14.06.02, No. 344-204/02 dated 18.06.02, No. 345-204/02 dated 21.06.02, between OJSC Electrosvyaz of Vologda Oblast and OJSC RTK-LEASING and No. 393-204/02 dated 01.07.02, No. 488-204/02 dated 03.07.02, No. 489-204/02 dated 05.07.02, No. 490-204/02 dated 09.07.02, No. 491-204/02 dated 12.07.02, between OJSC Novgorodtelecom and OJSC RTK-LEASING, shall be approved on the following essential conditions:

- *The above contracts shall cease to be valid in respect of the Lessor's obligation to provide insurance of the property leased out by it to the Lessee.*
- *OJSC North-West Telecom shall have the leased property insured by OJSC Rosgosstrakh in respect of all risks provided for by the Rules of Electronic Equipment Insurance No. 44 dated 27.12.96 in the version approved by the decision of the Executive Directorate of OJSC Rosgosstrakh dated 01.12.99, the amount at risk being equal to the full value of the property as stated in Appendix No. 1 to the contracts of leasing (Specification) taking into account the VAT and the customs clearance costs.*
- *The Stock Commercial Savings Bank of RF shall be the beneficiary under the contract of insurance.*
- *OJSC RTK-LEASING shall have the leasing payments re-calculated by deducting the indemnification for the Lessor's insurance costs from the said payments.*

5.2. The Management Board shall hold talks with OJSC RTK-LEASING on reducing the financing rates.

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES

Voting results:
IN FAVOUR - 5
ABSTENTIONS - 1 (D.V. Levkovsky)
AGAINST - 1 (O.A. Lebedinets)

Being the related parties, the following persons shall not vote on the issue:
as related (interested) directors:
- *V.Ye. Belov – a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Board of Directors of OJSC RTK-LEASING at the same time;*

as dependent directors:
- *A.A. Sysoyev - a person acting as the sole executive body and being a Member of the Board of Directors and a Member of the Management Board of North-West Telecom at the same time.*

General Manager *A.A. Sysoyev*

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: *14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186*
Issuer's code *00119-A*

Date of fact (event, action): *3.09.2003*
Code of fact (event, action): *1300119A03092003*

Date of the meeting of the Board of Directors August 28, 2003
Holding form: absentee
PARTICIPATED:
Chairperson of the Board of Directors
Valery Nikolayevich Yashin
Members of the Board of Directors:
Vadim Yevgenyevich Belov, Yury Alexandrovich Bilibin, Alexandr Alexandrovich Gogol, Alexandr Vyacheslavovich Ikonnikov, Oleg Anatolyevich Lebedinets, Dmitry Vladimirovich Levkovsky, Irina Mikhaylovna Ragozina, Ivan Ivanovich Rodionov, Sergey Vladimirovich Soldatenkov, Alexandr Abramovich Sysoyev

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

AGENDA:

1. On approving related-party transactions in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz.:
1.1. Agreement on the procedure of terminating contracts:
- No. 03-01-30 of 01.04.99, No. 03-04-501 of 01.07.99, No. 03-03-583 of 01.10.2000, No. 03-03-648 of 01.12.2000, No. 03-03-674 of 01.01.02, No. 03-03-283 of 09.02.02. (Petersburg Telephone Network);
- No. 1 of 15.01.97, No. 127E/99 of 08.11.2000 (Artelecom of Arkhangelsk oblast)
- No. 1 of 29.04.98., No. 2-stk of 29.03.01, No. 3En/01 of 24.08.01, No. 03/kl2/02 of 01.04.02, No. 03/ag/02 of 01.04.02, No. 03/kl1/02 of 01.04.02. (Murmanelectrosvyaz);
- No. 03-01-32 of 01.01.98, No. 03-04-549 of 01.07.2000, No. 03-03-463 of 03.01.02, No. 03-03-179 of 01.04.02, No. 03-03-497 of 22.07.02, No. 03-03-496 of 22.07.02, No. 03-04-241 of 19.08.02, No. 03-03-240 of 01.09.02, No. 03-04-691 of 01.12.01. (Novgorodtelecom);
- No. 5 of 14.01.97, No. 13/27-00 of 08.12.2000 (Cherepovetselectrosvyaz);
- No. 4 of 14.01.97. (Electrosvyaz of Vologda Oblast);
- No. 425/3 of 11.03.98, No. 460/3 of 10.02.99. (Electrosvyaz of Kaliningrad Oblast);
- No. 03-01-33 of 05.01.1998. (Electrosvyaz of Pskov oblast);
- No. 2/98 of 09.02.98, No. 205E/01 of 12.04.01, No. 228E/02 of 01.03.02, No. 1 STK of 06.12.2000, without No. of 01.02.2000, No. 80A/02 of 01.01.02.
in respect of Company's and OJSC Rostelecom's provision of telephone traffic passage

services to each other;

1.2. Agreement on Internetwork Interaction between OJSC North-West Telecom and OJSC Rostelecom.

1. ISSUES CONSIDERED:

On approving related-party transactions, viz.: Agreement on the procedure of terminating contracts on interaction with OJSC Rostelecom in respect of OJSC North-West Telecom's and OJSC Rostelecom's provision of telephone traffic passage services to each other and the Agreement on Internetwork Interaction between OJSC North-West Telecom and OJSC Rostelecom.

DECISION

1.1. To approve the Agreement on the procedure of terminating contracts:

No. 03-01-30 of 01.04.99, No. 03-04-501 of 01.07.99, No. 03-03-583 of 01.10.2000, No. 03-03-648 of 01.12.2000, No. 03-03-674 of 01.01.02, No. 03-03-283 of 09.02.02. (Petersburg Telephone Network);

- No. 1 of 15.01.97, No. 127E/99 of 08.11.2000 (Artelecom of Arkhangelsk oblast)

- No. 1 of 29.04.98., No. 2-stk of 29.03.01, No. 3En/01 of 24.08.01, No. 03/kl2/02 of 01.04.02, No. 03/ag/02 of 01.04.02, No. 03/kl1/02 of 01.04.02. (Murmanelectrosvyaz);

- No. 03-01-32 of 01.01.98, No. 03-04-549 of 01.07.2000, No. 03-03-463 of 03.01.02, No. 03-03-179 of 01.04.02, No. 03-03-497 of 22.07.02, No. 03-03-496 of 22.07.02, No. 03-04-241 of 19.08.02, No. 03-03-240 of 01.09.02, No. 03-04-691 of 01.12.01. (Novgorodtelecom);

- No. 5 of 14.01.97, No. 13/27-00 of 08.12.2000 (Cherepovetselectrosvyaz);

- No. 4 of 14.01.97. (Electrosvyaz of Vologda Oblast);

- No. 425/3 of 11.03.98, No. 460/3 of 10.02.99. (Electrosvyaz of Kaliningrad Oblast);

- No. 03-01-33 of 05.01.1998. (Electrosvyaz of Pskov oblast);

- No. 2/98 of 09.02.98, No. 205E/01 of 12.04.01, No. 228E/02 of 01.03.02, No. 1 STK of 06.12.2000, without No. of 01.02.2000, No. 80A/02 of 01.01.02.

in respect of Company's and OAO Rostelecom's provision of telephone traffic passage services to each other, except for the following terms concerning:

- ***the Company's and OAO Rostelecom's obligations in respect of repaying the existing debt for the telephone traffic passage services;***
- ***the procedure, terms and timing of settlements for the services of telephone traffic passage before 01.08.03;***
- ***responsibility of the Company and OAO Rostelecom for failure to repay or to duly repay the indebtedness for the telephone traffic passage services;***
- ***and termination of the above terms on the day following the due repayment of the debts under them.***

Voting results:

IN FAVOUR -7

ABSTENTIONS - 0

AGAINST - 0

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

1.2. It should be established that the settlements of the Company with OJSC Rostelecom under the Agreement on Internetwork Interaction should be effected on the monthly basis for the services of:

- passage of long-distance telephone traffic outgoing from the ABC zone of the Company at the linear rates of OJSC Rostelecom and at the terminal rates of the ABC/DEF zone of other communication operators (as well as of other ABC zones of the Company), to whose network the traffic is terminated, such rates to be approved by appropriate orders of the Ministry of Antimonopoly Policy of Russia;

- passage of long-distance telephone traffic incoming to the ABC zones of the Company at the terminal rates of the ABC zones of the Company, approved by the appropriate order of the Ministry of Antimonopoly Policy of Russia;

- passage of international telephone traffic from the ABC zone of the Company (including traffic from the network of trunk-call offices and payphones of the Company's ABC zone), proceeding from their market value, in the amount of 50% of the charged income from the services of international telephone connection, provided to Company's Users, however, at least 50% of the value of outgoing traffic from the ABC zone of the Company of each international direction determined according to the rates of OJSC Rostelecom for the population without taking into account the VAT and other taxes;

- passage of international telephone traffic from the ABC zone = 812 (except for ABCa=8126, 8127) of the Company (including traffic from the network of trunk-call offices and payphones of the Company's ABC zone), proceeding from their market value, in the amount of 75 % of the charged income from the services of international telephone connection, provided to Company's Users, however, at least 75 % of the value of outgoing traffic from the ABC zone of the Company of each international direction determined according to the rates of OJSC Rostelecom for the population without taking into account the VAT and other taxes.

Voting results:
IN FAVOUR - 7
ABSTENTIONS - 0
AGAINST - 0

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

1.3. To approve the Agreement on Internetwork Interaction between the Company and OJSC Rostelecom, covering the provision by the parties of services to each other in the passage of long-distance and international telephone traffic, the terms and conditions of the Agreement embracing the relations of the parties starting from 01.08.03, on the following conditions:

- payment for the services of the passage of long-distance telephone traffic outgoing from the ABC zone of the Company shall be effected at the linear rates of OJSC Rostelecom and at the terminal rates of the ABC/DEF zone of other communication operators (as well as of other ABC zones of the Company), to whose network the traffic is terminated, such rates to be approved by appropriate orders of the Ministry of Antimonopoly Policy of Russia;

- payment for the services of the passage of long-distance telephone traffic incoming to the ABC zones of the Company shall be effected at the terminal rates of the ABC zones of the Company, approved by the appropriate order of the Ministry of Antimonopoly Policy

of Russia;

- payment for the services of the passage of international telephone traffic from the ABC zone of the Company (including traffic from the network of trunk-call offices and payphones of the Company's ABC zone) shall be effected in the amount of 50% of the charged income from the services of international telephone connection provided to Company's Users, however, at least 50% of the value of outgoing traffic from the ABC zone of the Company of each international direction determined according to the rates of OJSC Rostelecom for the population without taking into account the VAT and other taxes;

- payment for the services of the passage of international telephone traffic from the ABC zone = 812 (except for ABCa=8126, 8127) of the Company (including traffic from the network of trunk-call offices and payphones of the Company's ABC zone) shall be effected in the amount of 75 % of the charged income from the services of international telephone connection provided to Company's Users, however, at least 75 % of the value of outgoing traffic from the ABC zone of the Company of each international direction determined according to the rates of OJSC Rostelecom for the population without taking into account the VAT and other taxes.

Voting results:
IN FAVOUR - 7
ABSTENTIONS - 0
AGAINST - 0

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

1.4. Before 31.08.03 the General Manager shall take all necessary measures aimed at organizing the relations of the Company with OJSC Rostelecom in the field of internetwork interaction in compliance with the terms and conditions of the Agreement on Internetwork Interaction between the Company and OJSC Rostelecom, approved by the Board of Directors.

Voting results:
IN FAVOUR - 7
ABSTENTIONS - 0
AGAINST - 0

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Being the related parties, the following persons shall not vote on the issue No.1:
dependent directors:

- *A.A. Sysoyev - a party who is at the same time a member of the Board of Directors, of the Management Board and the sole executive body of OJSC NWT.*

related (interested) directors:

- *V.N. Yashin - a party who is at the same time a member of the Board of Directors of OJSC NWT and of OJSC Rostelecom.*
- *V.Ye.Belov - a party who is at the same time a member of the Board of Directors of OJSC NWT and of OJSC Rostelecom.*
- *I.M. Ragozina - a party who is at the same time a member of the Board of*

Directors of OJSC NWT and of OJSC Rostelecom.

General Manager ***A.A. Sysoyev***

Information on Essential Facts (Events and Actions) Concerning the Economic and Financial Activities of the Issuer

Open Joint-Stock Company North-West Telecom
Place of business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Issuer's code ***00119-A***

Date of fact (event, action): ***17.09.2003***
Code of fact (event, action): ***1300119A17092003***

Date of the meeting of the Board of Directors 17th September 2003
Holding form: by attendance
PARTICIPANTS:
Chairperson of the Board of Directors:
Valery Nikolayevich Yashin
Members of the Board of Directors:
Vadim Yevgenyevich Belov, Yury Alexandrovich Bilibin, Alexandr Alexandrovich Gogol, Alexandr Vyacheslavovich Ikonnikov, Oleg Anatolyevich Lebedinets, Dmitry Vladimirovich Levkovsky, Ivan Ivanovich Rodionov, Sergey Vladimirovich Soldatenkov

Participants:
by correspondence:
Dmitry Vladimirovich Levkovsky
via intercom:
Alexandr Abramovich Sysoyev

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.

AGENDA:

...

6. On approving related-party transactions in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. contracts (additional agreements to contracts) of insurance with ICJSC Medexpress:

6.1 Contract of Legal Entity's Property Insurance No. 021420;

6.2. Contract of Legal Entity's Property Insurance No. 021421;

6.3. Additional Agreement No. 03 to Contract of Motor Vehicles Insurance No. 014pts of 16.08.2002;

6.4. Additional Agreement No. 04 to Contract of Motor Vehicles Insurance No. 014pts of 16.08.2002;

6.5. Additional Agreement No. 03 to Contract of Motor Vehicles Owner's Liability Insurance No. 015pts of 16.08.2002;

6.6. Contract of Obligatory Motor Vehicles Owner's Civil Liability Insurance No. 013.;

6.7. Contract of Motor Vehicles Insurance No. 016pts.

7. On approving related-party transactions in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. contracts (additional agreements to contracts) of lease:

7.1. Contract of Lease of a Part of a Nonresidential Building No. 219-03 with CJSC Petersburg Transit Telecom;

7.2. Contract of Lease of Nonresidential Premises No. 217-03 with CJSC Petersburg Transit Telecom;

7.3. Contract of Lease of Nonresidential Premises No. 218-03 with CJSC Petersburg Transit Telecom;

7.4. Contract of Lease of a Part of a Nonresidential Building No. 135-03D with CJSC Delta Telecom;

7.5. Contract of Lease of a Part of a Nonresidential Building No. 136-03D with CJSC Delta Telecom;

7.6. Contract of Lease of a Part of Nonresidential Premises No. 238-03D with CJSC Delta Telecom;

7.7. Additional Agreement No. 02 to Contract of Lease No. 176-03D of 01.12.02 with CJSC Delta Telecom;

7.8. Contract of Lease of a Part of a Nonresidential Building No. 191-03D with CJSC St. Petersburg Payphones;

7.9. Additional Agreement of 01.08.03 to Contract of Lease No. 185-03D of 01.12.02 with OJSC Megafon;

7.10. Additional Agreement of 01.07.03 to Contract of Lease No. 261-02 of 30.05.02 with OJSC Lensvyaz;

8. On approving related-party transactions in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. Contracts of Design with OJSC Giprosvyaz SPb Nos. 7802170/2, 7801111/1, 7802074/1, 7803116, 7803067, 7803027/RP.

9. On approving related-party transactions in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. Contracts with OJSC National Payphone Network (Agency Agreement, Agreement of Payphone Cards Reception, Contract of Sale of Safe Application Modules ProSam).

10. On approving related-party transactions in the interpretation of Chapter XI of the Federal Law On Joint-Stock Companies, viz. Contract with CJSC St. Petersburg Centre of Telecommunications for Personnel Recruitment for OJSC North-West Telecom.

6. ISSUES CONSIDERED:

On approving related-party transactions, viz. contracts (additional agreements to contracts) of insurance with ICJSC Medexpress:

DECISION

6.1.1. Proceeding from the market value of the similar type of services, it shall be established that the price of the services (insurance premium) acquired under the legal entity's property insurance contract No. 021420 with ICJSC Medexpress shall be 163,885 roubles.

6.1.2. The related-party transaction - legal entity's property insurance contract No. 021420 with ICJSC Medexpress – shall be approved on the following essential conditions:

- *Subject-matter of the transaction: insurance of Company's property.*
- *Insurance object: the building situated at: 28/13, ul. Bolshaya Morskaya, St. Petersburg;*
- *Contractual period: from 05.06.2003 till 04.06.2004;*
- *Sum insured: 48,201,483 roubles;*
- *Amount of contract (insurance premium): 163,885 roubles.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES

Voting results:

IN FAVOUR - 6

ABSTENTIONS -2 (O.A. Lebedinets, D.V. Levkovsky)

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- *A.A. Sysoyev – a person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

as related (interested) directors:

- *Yu.A. Bilibin – a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Board of Directors of ICJSC Medexpress at the same time.*

6.2.1. Proceeding from the market value of the similar type of services, it shall be established that the price of the services (insurance premium) acquired under the legal entity's property insurance contract No. 021421 with ICJSC Medexpress shall be 7,255 roubles.

6.2.2. The related-party transaction - legal entity's property insurance contract No. 021421 with ICJSC Medexpress – shall be approved on the following essential conditions:

- *Subject-matter of the transaction: insurance of Company's property;*
- *Insurance object: the building situated at: Lit. A and B, d. 17, ul. Staraya, Kurortny rayon, Sestroretsk, St. Petersburg;*
- *Contractual period: from 05.06.2003 till 04.06.2004;*
- *Sum insured: - 1,782,555 roubles;*
- *Amount of contract (insurance premium): 7,255 roubles.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.

Voting results:

IN FAVOUR - 6

ABSTENTIONS - 2 (O.A. Lebedinets, D.V. Levkovsky)

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

as related (interested) directors:

- *Yu.A. Bilibin – a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Board of Directors of ICJSC Medexpress at the same time.*

6.3.1. Proceeding from the market value of the similar type of services, it shall be established that the price of the services (insurance premium) acquired under the Additional Agreement No. 03 to Contract of Motor Vehicles Insurance with ICJSC Medexpress No. 014pts of 16.08.2002 shall be 720.50 US dollars.

6.3.2. The related-party transaction - Additional Agreement No. 03 to Contract of Motor Vehicles Insurance with ICJSC Medexpress No. 014pts of 16.08.2002 shall be approved on the following essential conditions:

- *Subject-matter of the transaction: expanding the list of Company's insured property (the List is enclosed);*
- *Insurance premium: 720.50 US dollars.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.

Voting results:

IN FAVOUR - 6

ABSTENTIONS -2 (O.A. Lebedinets, D.V. Levkovsky)

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

as related (interested) directors:

- *Yu.A. Bilibin – a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Board of Directors of ICJSC Medexpress at the same time.*

6.4.1. Proceeding from the market value of the similar type of services, it shall be established that the price of the services acquired under the Additional Agreement No. 04 to Contract of Motor Vehicles Insurance with ICJSC Medexpress No. 014pts of 16.08.2002 shall be 85.62 US dollars according to the exchange rate of the Central Bank of RF as of 04.06.03.

6.4.2. The related-party transaction - Additional Agreement No. 04 to Contract of Motor Vehicles Insurance with ICJSC Medexpress No. 014pts of 16.08.2002 shall be approved on the following essential conditions:

- *Subject-matter of the transaction: restoring the sum insured under Policy No. 017822;*
- *Insurance premium: 85.62 US dollars according to the exchange rate of the Central Bank of RF as of 04.06.03.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.

Voting results:

IN FAVOUR - 6

ABSTENTIONS -2 (O.A. Lebedinets, D.V. Levkovsky)

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

as related (interested) directors:

- *Yu.A. Bilibin – a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Board of Directors of ICJSC Medexpress at the same time.*

6.5.1. Proceeding from the market value of the similar type of services, it shall be established that the price of the services acquired under the Additional Agreement No. 03 to Contract of Motor Vehicles Owner's Liability Insurance with ICJSC Medexpress No. 015pts of 16.08.2002 shall be determined by the amount of the insurance contribution to be additionally paid from funds repaid by the insurer in compliance with article 958 of the Civil Code of RF.

6.5.2. The related-party transaction - Additional Agreement No. 03 to Contract of Motor Vehicles Owner's Liability Insurance with ICJSC Medexpress No. 015pts of 16.08.2002 shall be approved on the following essential conditions:

- *Subject-matter of the transaction: changing the insurance object (the list is enclosed);*
- *The price of the transaction must be determined by the amount of the insurance contribution to be additionally paid from funds repaid by the insurer in compliance with article 958 of the Civil Code of RF;*
- *Amount of the insurance contribution to be additionally paid: 24 US dollars according to the exchange rate of the Central Bank of RF as of 04.06.2003;*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.

Voting results:

IN FAVOUR - 6

ABSTENTIONS -2 (O.A. Lebedinets, D.V. Levkovsky)

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

as related (interested) directors:

- *Yu.A. Bilibin – a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Board of Directors of ICJSC Medexpress at the same time.*

6.6.1. Proceeding from the market value of the similar type of services, it shall be established that the price of the services (insurance premium) acquired under the Contract of Obligatory Motor Vehicles Owner's Civil Liability Insurance No. 013 with ICJSC Medexpress shall be calculated based on the "Rates of Obligatory Motor Vehicles Owner's Civil Liability Insurance" approved by the Resolution of the Government of RF of 07.05.03 No. 264 and shall be 1,222,681.50 roubles.

6.6.2. The related-party transaction - Contract of Obligatory Motor Vehicles Owner's Civil Liability Insurance No. 013 with ICJSC Medexpress – shall be approved on the following essential conditions:

- *Subject-matter of the transaction: obligatory insurance of Company's civil liability;*
- *Insurance object: civil liability of the Company as owner of transport facilities;*
- *Contractual period: 1 (one) year;*
- *Sum insured: 400,000 roubles per vehicle;*
- *Insurance premium: 1,222,681.50 roubles.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.

Voting results:

IN FAVOUR - 6

ABSTENTIONS -2 (O.A. Lebedinets, D.V. Levkovsky)

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

as related (interested) directors:

- *Yu.A. Bilibin – a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Board of Directors of ICJSC Medexpress at the same time.*

6.7.1. Proceeding from the market value of the similar type of services, it shall be established that the price of the services (insurance premium) acquired under the motor vehicles insurance contract No. 016 pts with ICJSC Medexpress shall be 55,749.50 roubles.

6.7.2. The related-party transaction - motor vehicles insurance contract No. 016 pts with ICJSC Medexpress – shall be approved on the following essential conditions:

- *Subject-matter of the transaction: motor vehicles insurance services (HULL risk, except for stealage);*
- *Beneficiary: the Petersburg Telephone Network branch of OJSC North-West Telecom;*
- *Contractual period: from 24.08.2003 till 23.08.2004;*
- *Amount of contract (insurance premium): 55,749.50 US dollars.*
- *Sum insured: 1,380,200 US dollars.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.

Voting results:

IN FAVOUR - 6

ABSTENTIONS -2 (O.A. Lebedinets, D.V. Levkovsky)

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;

as related (interested) directors:

- Yu.A. Bilibin – a person who is a Member of the Board of Directors of OJSC NWT and a Member of the Board of Directors of ICJSC Medexpress at the same time.

7. ISSUES CONSIDERED:

On approving related-party transactions, viz. contracts (additional agreements to contracts) of lease with the companies Petersburg Transit Telecom, Delta Telecom, St. Petersburg Payphones, Megafon and Lensvyaz.

DECISION

7.1.1. Proceeding from the market value, it shall be established that the rent under the Contract of Lease No. 219-03 with CJSC Petersburg Transit Telecom shall be 125 conventional units per sq. m per year, without taking into account VAT, provided the value of a conventional unit is determined in compliance with the Resolution of the Governor of St. Petersburg dated 29.12.98 No. 1332-r "On Measures of Rent Payment Regulation".

7.1.2. The related-party transaction - Contract of Lease of a Part of a Nonresidential Building No. 219-03 with CJSC Petersburg Transit Telecom - shall be approved on the following essential conditions:

- ***Leased facilities:***

- a part of a nonresidential building 138.7 sq. m in area, situated at: lit. A, k.2, d. 81, Kondratyevsky pr., St. Petersburg;

- a part of a nonresidential building 25.2 sq. m in area, situated at: lit. A, d. 28, pr. Kuznetsova, St. Petersburg;

- a part of a nonresidential building 145.4 sq. m in area, situated at: lit. A, d. 10, Sveaborgskaya ul., St. Petersburg;

- a part of a nonresidential building 885.2 sq. m in area, situated at: lit. A, k.1, d.5, ul. Voroshilova, St. Petersburg;

- a part of a nonresidential building 30.1 sq. m in area, situated at: k. 2, d. 19, Komendantsky pr. , St. Petersburg;

- ***Period of lease: from 31.07.2003 till 30.06.2004;***
- ***The rent shall be 125 conventional units per sq. m per year, without taking into account VAT, provided the value of a conventional unit is determined in compliance with the Resolution of the Governor of St. Petersburg dated 29.12.98 No. 1332-r "On Measures of Rent Payment Regulation".***

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.

Voting results:

IN FAVOUR - 6

ABSTENTIONS -3 (A.V. Ikonnikov, O.A. Lebedinets, D.V. Levkovsky)

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;

7.2.1. Proceeding from the market value, it shall be established that the rent under the Contract of Lease No. 217-03 with CJSC Petersburg Transit Telecom shall be 136 conventional units, without

taking into account VAT, provided 1 conventional unit corresponds to 1 (one) US dollar.

7.2.2. The related-party transaction - Contract of Lease of Nonresidential Premises No. 217-03 with CJSC Petersburg Transit Telecom - shall be approved on the following essential conditions:

- *Leased facility: a part of nonresidential buildings for installation of telecommunication equipment, 346.01 (three hundred forty six point zero one) square metres in total area;*
- *Period of lease: from 01.07.2003 till 31.05.2004;*
- *Rent: 136 conventional units, without taking into account VAT, provided 1 conventional unit corresponds to 1 (one) US dollar.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.

Voting results:

IN FAVOUR - 6

ABSTENTIONS -3 (A.V. Ikonnikov, O.A. Lebedinets, D.V. Levkovsky)

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

7.3.1. Proceeding from the market value, it shall be established that the rent under the Contract of Lease No. 218-03 with CJSC Petersburg Transit Telecom shall be 300 conventional units, without taking into account VAT, provided 1 conventional unit corresponds to 1 (one) US dollar.

7.3.2. The related-party transaction - Contract of Lease of Nonresidential Premises No. 218-03 with CJSC Petersburg Transit Telecom - shall be approved on the following essential conditions:

- *Leased facility: a part of a nonresidential building, 15.0 sq. m in total area, situated at: lit. A, d. 22, ul. Bolshaya Morskaya, Saint Petersburg;*
- *Period of lease: from 01.07.2003 till 30.05.2004;*
- *Rent: 300 conventional units, without taking into account VAT, per sq. m per year, provided 1 conventional unit corresponds to 1 (one) US dollar.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.

Voting results:

IN FAVOUR - 6

ABSTENTIONS -3 (A.V. Ikonnikov, O.A. Lebedinets, D.V. Levkovsky)

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

7.4.1. Proceeding from the market value, it shall be established that the rent under the Contract of Lease No. 136-03D with CJSC Delta Telecom shall be 300 conventional units per sq. m per year, without taking into account VAT, provided 1 conventional unit corresponds to 1 (one) US dollar.

7.4.2. The related-party transaction - Contract of Lease of a Part of a Nonresidential Building No. 136-03D with CJSC Delta Telecom - shall be approved on the following essential conditions:

- *Leased facility: a part of a nonresidential building (premises on the 4th floor and in the attic) situated at: lit. A, d. 22, ul. Bolshaya Morskaya, Saint Petersburg; 300.0 (three hundred) sq. m in total area;*
- *Period of lease: from 01.07.2003 till 31.05.2004;*

- *Rent: 300 conventional units per sq. m per year, without taking into account VAT, provided 1 conventional unit corresponds to 1 (one) US dollar.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.
Voting results:
IN FAVOUR - 6
ABSTENTIONS -3 (A.V. Ikonnikov, O.A. Lebedinets, D.V. Levkovsky)
AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:
as dependent directors:
- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

7.5.1. Proceeding from the market value, it shall be established that the rent under the Contract of Lease No. 238-03D with CJSC Delta Telecom shall be 400 conventional units per month, without taking into account VAT, provided 1 conventional unit corresponds to 1 (one) US dollar.
7.5.2. The related-party transaction - Contract of Lease of Nonresidential Premises No. 238-03D with CJSC Delta Telecom - shall be approved on the following essential conditions:
- *Leased facility: a part of a nonresidential building situated at: lit A, k.2, d. 85, pr. Lenina, Krasnoye Selo, St. Petersburg, 13.58 sq. m in total area;*
- *Period of lease: from 01.07.2003 till 31.05.2004;*
- *Rent: 400 conventional units per month, without taking into account VAT, provided 1 conventional unit corresponds to 1 (one) US dollar.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.
Voting results:
IN FAVOUR - 6
ABSTENTIONS -3 (A.V. Ikonnikov, O.A. Lebedinets, D.V. Levkovsky)
AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:
as dependent directors:
- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

7.6.1. Proceeding from the market value, it shall be established that the rent under the Additional Agreement dated 01.08.03 to the Contract of Lease No. 185-03D dated 01.12.02 with OJSC MegaFon shall be 255 US dollars, including VAT, per sq. m per year.
7.6.2. The related-party transaction - Additional Agreement dated 01.08.03 to the Contract of Lease No. 185-03D dated 01.12.02 with OJSC MegaFon - shall be approved on the following essential conditions
- *Leased facility: premises and space on roofs in the territory of St. Petersburg for installation of AMS equipment, 75 sq. m in total area;*
- *Period of lease: from 01.08.2003 till 31.10.2003;*
- *Amount of rent: 255 US dollars, including VAT, per sq. m per year.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.
Voting results:
IN FAVOUR - 5
ABSTENTIONS -3 (A.V. Ikonnikov, O.A. Lebedinets, D.V. Levkovsky)

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

related (interested) directors:

- *S.V. Soldatenkov - the person who is a Member of the Board of Directors of OJSC MegaFon and OJSC North-West Telecom at the same time.*

7.7.1. Proceeding from the market value, it shall be established that the rent under the Contract of Lease No. 261-02 dated 30.05.2002 with OJSC Lensvyaz, taking into account the changes introduced by the Additional Agreement dated 01.07.03, shall be 59,801.61 US conventional units per month, without taking into account VAT.

7.7.2. The related-party transaction - Additional Agreement dated 01.07.03 to the Contract of Lease No. 261-02 dated 30.05.02 with OJSC Lensvyaz - shall be approved on the following essential conditions:

- *Leased facility: a part of a nonresidential building, 572 sq. m in total area, situated at: 5th floor (part), lit A, d. 15, ul. Pochtamtskaya, St. Petersburg*
- *Period of lease: without fixed term, starting from 01.07.03;*
- *Amount of rent: 59,801.61 conventional units per month, without taking into account VAT.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.

Voting results:

IN FAVOUR - 4

ABSTENTIONS -3 (A.V. Ikonnikov, O.A. Lebedinets, D.V. Levkovsky)

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*
- *V.Ye. Belov – the person who is a Member of the Board of Directors of OJSC NWT and a Member of the Management Board of OJSC Svyazinvest at the same time;*
- *V.N. Yashin – the person who is a Member of the Board of Directors of OJSC NWT and a Member of the Management Board of OJSC Svyazinvest at the same time.*

7.8. The Management Board of the Company shall finalize the texts of Additional Agreement No. 2 to Contract of Lease No. 176-03D of 01.12.02 with CJSC Delta Telecom, Contract of Lease No. 135-03D dated 01.08.2003 with CJSC Delta Telecom, Contract of Lease No. 191-03D dated 01.08.2003 with CJSC St. Petersburg Payphones, taking into account the comments that have been set forth, and shall put them forward for approval by the Company's Board of Directors in compliance with the established procedure.

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.

Voting results:

IN FAVOUR - 5

ABSTENTIONS -3 (A.V. Ikonnikov, O.A. Lebedinets, D.V. Levkovsky)

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

related (interested) directors:

- *V.N. Yashin – the person who is a Member of the Board of Directors of OJSC NWT and a Member of the Board of Directors of CJSC St. Petersburg Payphones at the same time.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.

Voting results:

IN FAVOUR - 4

ABSTENTIONS -3 (A.V. Ikonnikov, O.A. Lebedinets, D.V. Levkovsky)

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

related (interested) directors:

- *V.Ye. Belov – the person who is a Member of the Board of Directors of OJSC NWT and a Member of the Management Board of OJSC Svyazinvest at the same time;*
- *V.N. Yashin – the person who is a Member of the Board of Directors of OJSC NWT and a Member of the Management Board of OJSC Svyazinvest at the same time.*

8. ISSUES CONSIDERED:

On approving related-party transactions, viz. Contracts of Design with OJSC Giprosvyaz SPb Nos. 7802170/2, 7801111/1, 7802074/1, 7803116, 7803067, 7803027/RP.

DECISION

8.1.1. Proceeding from the market value of the similar type of services, it shall be established that the cost of jobs under Contract of Design with OJSC Giprosvyaz SPb No. 7802170/2 shall be 22,232.40 roubles, including VAT of 20% - 3705.40 roubles.

8.1.2. The related-party transaction - Contract of Design for the Site "Renovation of the Nekrasovskaya Telephone Exchange" with OJSC Giprosvyaz SPb No. 7802170/2 - shall be approved on the following essential conditions:

- *Cost of jobs under the Contract: 22,232.40 roubles, including the VAT of 3705.40 roubles;*
- *Period of performing the jobs under the Contract: 3 (three) calendar months.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.

Voting results:

IN FAVOUR - 7

ABSTENTIONS -2 (O.A. Lebedinets, D.V. Levkovsky)

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

8.2.1. Proceeding from the market value of the similar type of services, it shall be established that the cost of jobs under Contract of Design with OJSC Giprosvyaz SPb No. 7801111/1 shall be 148567.20 roubles, including VAT of 20% - 24761.20 roubles.

8.2.2. The related-party transaction - Contract of Design for the Site "System for Housekeeping Information Collection and Output at and from the Sites of OJSC PTN - Detailed Design (Amendment)" with OJSC Giprosvyaz SPb No. 7801111/1 - shall be approved on the following essential conditions:

- *Cost of jobs under the Contract: 148567.20 roubles, including the VAT of 24761.20 roubles;*
- *Period of performing the jobs under the Contract: 3 (three) months after the Contract is signed.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.
Voting results:
IN FAVOUR - 7
ABSTENTIONS -2 (O.A. Lebedinets, D.V. Levkovsky)
AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:
as dependent directors:
- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

8.3.1. Proceeding from the market value of the similar type of services, it shall be established that the cost of jobs under Contract of Design with OJSC Giprosvyaz SPb No. 7802074/1 shall be 31,945.20 roubles, including VAT of 20% - 5,324.20 roubles.
8.3.2. The related-party transaction - Contract of Design for the Site "Renovation of the Oktyabrskaya Telephone Exchange – Detailed Design" with OJSC Giprosvyaz SPb No. 7802074/1 - shall be approved on the following essential conditions:
- *Cost of jobs under the Contract: 31,945.20 roubles, including the VAT of 5,324.20 roubles;*
- *Period of performing the jobs under the Contract: 1 month.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.
Voting results:
IN FAVOUR - 7
ABSTENTIONS -2 (O.A. Lebedinets, D.V. Levkovsky)
AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:
as dependent directors:
- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

8.4.1. Proceeding from the market value of the similar type of services, it shall be established that the cost of jobs under Contract of Design with OJSC Giprosvyaz SPb No. 7803116 shall be 3,257,170.80 roubles, including VAT of 20% - 542,861.80 roubles.
8.4.2. The related-party transaction - Contract of Design for the Site "Expansion of MSS and MUS of the Telephone Network of St. Petersburg for Commissioning Telephone Exchanges in 2003 –2004 – 1 p.k."– Working Documentation" with OJSC Giprosvyaz SPb No. 7803116 - shall be approved on the following essential conditions:
- *Cost of jobs under the Contract: 3,257,170.80 roubles, including the VAT of 542,861.80 roubles;*
- *Period of performing the jobs under the Contract: 6 months after the Contract is made.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES

Voting results:
IN FAVOUR - 7
ABSTENTIONS -2 (O.A. Lebedinets, D.V. Levkovsky)
AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:
as dependent directors:
- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

8.5.1. Proceeding from the market value of the similar type of services, it shall be established that the cost of jobs under Contract of Design with OJSC Giprosvyaz SPb No. 7803067 shall be 7,232,376 roubles, including VAT of 20% - 1,205,396 roubles.
8.5.2. The related-party transaction - Contract of Design for the Site "Expansion of MSS and MUS of the Telephone Network of St. Petersburg for Commissioning Telephone Exchanges in 2003 –2004"– Feasibility Study" with OJSC Giprosvyaz SPb No. 7803067 - shall be approved on the following essential conditions:
- *Cost of jobs under the Contract: 7,232,376 roubles, including the VAT of 1,205,396 roubles;*
- *Period of performing the jobs under the Contract: 5 months after the Contract is made.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES.
Voting results:
IN FAVOUR - 7
ABSTENTIONS -2 (O.A. Lebedinets, D.V. Levkovsky)
AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:
as dependent directors:
- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

8.6.1. Proceeding from the market value of the similar type of services, it shall be established that the cost of jobs under Contract of Design with OJSC Giprosvyaz SPb No. 7803027/RP shall be 7,278,987.60 roubles, including VAT of 20% - 1,213,164.60 roubles.
8.6.2. The related-party transaction - Contract of Design for the Site "Renovation of the Automatic Telephone Exchange of St. Petersburg in Connection with the Vacation of Space in the Building of MTS – Detailed Design" with OJSC Giprosvyaz SPb No. 7803027/RP - shall be approved on the following essential conditions:
- *Cost of jobs under the Contract: 7,278,987.60 roubles, including the VAT of 1,213,164.60 roubles;*
- *Period of performing the jobs under the Contract: according to the time schedule.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES
Voting results:
IN FAVOUR - 7
ABSTENTIONS -2 (O.A. Lebedinets, D.V. Levkovsky)
AGAINST - 0
Being the related parties, the following persons shall not vote on the issue:
as dependent directors:
- *A.A. Sysoyev – the person who is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

9. ISSUES CONSIDERED:

On approving related-party transactions, viz. Contracts with OJSC National Payphone Network (Agency Agreement, Agreement of Payphone Cards Reception, Contract of Sale of Safe Application Modules ProSam).

DECISION

9.1.1. The related-party transaction - Agency Agreement with OJSC National Payphone Network – shall be approved on the following essential conditions:

- ***cards shall be delivered upon request of the Agent to the Agent's address agreed upon by the parties not later than 30 working days from the date of receiving a deposit in the amount calculated in compliance with clause 3.1 of this Agreement (unless a later delivery date is stipulated by the request);***
- ***the contractual period shall be 1 year with possible prolongation for another period on the same conditions.***

9.1.2. Proceeding from the market value, it shall be established that the price of the services under the Agency Agreement with OJSC National Payphone Network shall be determined as the difference between the release price and the retail price of the cards, provided the retail price of the cards does not exceed the Principal's release price by more than 15%.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Voting results:

IN FAVOUR - 7

ABSTENTIONS - 0

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- ***A.A. Sysoyev – the person who acts as the sole executive body and is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;***

related (interested) directors:

- ***V.N. Yashin – the person who is a Member of the Board of Directors of OJSC NPN and OJSC NWT at the same time.***
- ***Yu.A. Bilibin – the person who is a Member of the Board of Directors of OJSC NPN and OJSC NWT at the same time.***

9.2.1. The related-party transaction - Agreement with OJSC National Payphone Network on Reception of Payphone Cards – shall be approved on the following conditions:

- ***The operator shall provide communication services with payment using payphone cards of OJSC NPN at the rates determined independently;***
- ***Operator's invoices shall be paid by OJSC NPN within 10 banking days from the moment of receiving an invoice;***
- ***the contractual period shall be 1 year with possible prolongation for another period on the same conditions.***

9.2.2. Proceeding from the market value, it shall be established that the price of the services under the Agreement with OJSC National Payphone Network on Reception of Payphone Cards shall be determined as the product of the traffic passed (in rate units) from NPN cards by the internal price of a rate unit, which, irrespective of its capacity, is fixed as one rouble and eight kopecks, taking into account VAT.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Voting results:

IN FAVOUR - 7
ABSTENTIONS - 0
AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:
as dependent directors:

- *A.A. Sysoyev – the person who acts as the sole executive body and is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

related (interested) directors:

- *V.N. Yashin – the person who is a Member of the Board of Directors of OJSC NPN and OJSC NWT at the same time.*
- *Yu.A. Bilibin – the person who is a Member of the Board of Directors of OJSC NPN and OJSC NWT at the same time.*

9.3.1. The related-party transaction – Contract of Sale with OJSC National Payphone Network – shall be approved on the following essential conditions:

- *the number of SAM-modules to be delivered under this Contract shall be set forth in the Buyer's request for the delivery of SAM-modules;*
- *the Seller shall ship SAM-modules within 60 days after having received the money to the Seller's settlement account ;*
- *settlements with the Seller shall be effected by each branch of the Seller independently.*

9.3.2. Proceeding from the market value, it shall be established that the price of one SAM-module shall be determined based on the rates indicated in Appendix No. 1 to the Contract of Sale with OJSC National Payphone Network.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY
Voting results:
IN FAVOUR - 7
ABSTENTIONS - 0
AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:
as dependent directors:

- *A.A. Sysoyev – the person who acts as the sole executive body and is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

related (interested) directors:

- *V.N. Yashin – the person who is a Member of the Board of Directors of OJSC NPN and OJSC NWT at the same time.*
- *Yu.A. Bilibin – the person who is a Member of the Board of Directors of OJSC NPN and OJSC NWT at the same time.*

10. ISSUES CONSIDERED:
On approving related-party transactions, viz. Contract with CJSC St. Petersburg Centre of Telecommunications for Personnel Recruitment Services for OJSC North-West Telecom.

DECISION
On approving the related-party transaction, viz. Contract with CJSC St. Petersburg Centre of Telecommunications for Personnel Recruitment Services for OJSC North-West Telecom.

DECISION
10.1. Proceeding from the market value of the similar type of services, it shall be established

that the price of the services under the Contract of Personnel Recruitment Services for OJSC North-West Telecom shall be:

- *15% of wages for the entire period of work of a specialist employed by OJSC North-West Telecom for temporary work;*
- *17% of the annual wages of a specialist employed to the positions of:*
- *director of the Company (accountant);*
- *deputy director;*
- *director of a branch;*
- *deputy director of a branch (chief accountant);*
- *manager of a unit of the general directorate of the Company or of a branch.*
- *20 % of the annual wages of a specialist employed by OJSC North-West Telecom for permanent work to any other position.*

10.2. The related-party transaction, viz. Contract with CJSC St. Petersburg Centre of Telecommunications for Personnel Recruitment Services for OJSC North-West Telecom shall be approved on the following essential conditions:

- *personnel recruitment services shall be provided to the order of OJSC North-West Telecom;*
- *payment for the services shall be effected after employment and start of work of the recruited specialist for OJSC North-West Telecom based on:*
- *15% of wages for the entire period of work of a specialist employed by OJSC North-West Telecom for temporary work;*
- *17% of the annual wages of a specialist employed to the positions of:*
- *director of the Company (chief accountant);*
- *deputy director;*
- *director of a branch;*
- *deputy director of a branch (chief accountant);*
- *manager of a unit of the general directorate of the Company or of a branch.*
- *20 % of the annual wages of a specialist employed by OJSC North-West Telecom for permanent work to any other position.*

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES

Voting results:

IN FAVOUR - 6

ABSTENTIONS -2 (O.A. Lebedinets, D.V. Levkovsky)

AGAINST - 0

Being the related parties, the following persons shall not vote on the issue:

as dependent directors:

- *A.A. Sysoyev – the person who acts as the sole executive body and is a Member of the Board of Directors and a Member of the Management Board of OJSC NWT at the same time;*

related (interested) directors:

- *A.A. Gogol – the person who is a Member of the Board of Directors of CJSC St. Petersburg Centre of Telecommunications and OJSC NWT at the same time.*

General Manager *A.A. Sysoyev*

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Issuer's code ***00119-A***

Date of fact (event, action): ***3.10.2003***
Code of fact (event, action): ***0100119A03102003***

Management body, in which the change has taken place: Sole executive body

Full names of the party elected to the management body of OJSC North-West Telecom and shares of the said party in the authorized capital:

Sergey Ivanovich Kuznetsov ***share in the Issuer's authorized capital - 0.0014 %***

From the moment the new Sole Executive Body was elected, the powers of the former Sole Executive Body in the person of Alexandr Abramovich Sysoyev were terminated.

Date, on which the said change took place: October 03, 2003

Authorized body of OJSC North-West Telecom taking the decision: Board of Directors of OJSC North-West Telecom

General Manager ***S.I. Kuznetsov***

This document has been created on the basis of the Electronic Questionnaire of FKCB (Federal Commission for the Securities Market) of Russia

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Issuer's code ***00119-A***

Date of fact (event, action): ***3.10.2003***
Code of fact (event, action): ***0100119A03102003***

Management body, in which the change has taken place: Management Board

Full names of the parties elected to the management body of OJSC North-West Telecom and shares of the said parties in the authorized capital:

Sergey Ivanovich Kuznetsov	***share in the Issuer's authorized capital - 0.0014 %***
Maya Mikhaylovna Semchenko	***no share in the Issuer's authorized capital***
Igor Nikolayevich Samylin	***no share in the Issuer's authorized capital***
Vladimir Alexandrovich Akulich	***no share in the Issuer's authorized capital***
Nikolay Gennadyevich Bredkov	***share in the Issuer's authorized capital - 0.00633 %***
Vladimir Nikolayevich Vorozheykin	***no share in the Issuer's authorized capital***
Grigory Borisovich Chernyak	***share in the Issuer's authorized capital - 0.04 %***
Alexey Vladimirovich Shalagin	***no share in the Issuer's authorized capital***

From the moment of election, the powers of the following members of the former Board of Directors have been terminated:

Alexandr Abramovich Sysoyev	***share in the Issuer's authorized capital - 0.0376 %***
Maya Mikhaylovna Semchenko	***no share in the Issuer's authorized capital***
Igor Nikolayevich Samylin	***no share in the Issuer's authorized capital***
Vladimir Alexandrovich Akulich	***no share in the Issuer's authorized capital***
Nikolay Gennadyevich Bredkov	***share in the Issuer's authorized capital - 0,00633 %***
Vladimir Nikolayevich Vorozheykin	***no share in the Issuer's authorized capital***
Grigory Borisovich Chernyak	***share in the Issuer's authorized capital - 0.04 %***
Alexey Vladimirovich Shalagin	***no share in the Issuer's authorized capital***

Date, on which the said change took place: October 03, 2003

Authorized body of OJSC North-West Telecom taking the decision: Board of Directors of OJSC North-West Telecom

General Manager ***S.I. Kuznetsov***

This document has been created on the basis of the Electronic Questionnaire of FKCB (Federal Commission for the Securities Market) of Russia

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

Open Joint-Stock Company North-West Telecom
Place of business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Issuer's code ***00119-A***

Date of fact (event, action): ***8.10.2003***
Code of fact (event, action): ***1100119A08102003***

Type of securities: bonds
Form: documentary, payable to bearer
Series: 01

Period of coupon payment: October 09, 2003

Paid yield per share: 16% per annum (79,78 roubles)

Total number of Bonds: 300,000
Form of yield payment: money

General Manager ***S.I. Kuznetsov***

This document has been created on the basis of the Electronic Questionnaire of FKCB (Federal Commission for the Securities Market) of Russia

Information on essential facts (events and actions) concerning the economic and financial activities of the issuer

1. Full official name of the Issuer (name for a nonprofit organization) with the indication of the organizational and legal form: ***Open Joint-Stock Company North-West Telecom***

2. Place of issuer's business: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***

3. Taxpayer's Identification Number assigned to the Issuer company by tax authorities: ***7808020593***

4. Unique Issuer code assigned by the registering authority: ***00119-A***

5. Code of the essential fact: ***0300119A28102003***

6. Internet page address where Issuer company publishes information on essential facts: ***http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html***

7. Name of the periodical used by the Issuer to publish notices of substantial facts: ***Prilozheniye k Vestniku FKCB Rossii (Supplement to the Herald of the Federal Commission for the Securities Market of Russia) and the newspaper Izvestiya (the regional St. Petersburg circulation)***

8. Fact(s) entailing a nonrecurring increase in the profit or losses of the Issuer by more than 10 per cent: ***increase in the rates for the services of local telephone communication starting from 01.07.03***

9. Date of the fact(s) entailing a nonrecurring increase in the profit or losses of the Issuer by more than 10 per cent: ***28.10.2003***

10. Profit (losses) of the Issuer for the period under report (month, quarter, year) preceding the period under report when the respective fact took place: ***314,050 thousand roubles***

11. Profit (losses) of the Issuer for the period under report when the respective fact took place: ***414,665 thousand roubles***

12. Change in the profit (losses) of the Issuer in absolute expression and in %: ***100,615 thousand roubles, or 32.038 per cent***

General Manager **S.I. Kuznetsov**

Chief accountant **M.M. Semchenko**

NOTIFICATION
ON THE ESSENTIAL FACT
"DATA ON ISSUE OF THE SECURITIES BY THE ISSUER"

1. Full official name of the Issuer company: Open Joint-Stock Company North-West Telecom.

2. Place of issuer's business: St. Petersburg, Russia

3. Taxpayer's Identification Number assigned to the Issuer company by tax authorities: 7808020593.

4. Unique Issuer code assigned by the registering authority: 00119-A.

5. Code of the essential fact: 05.

6. Internet page address where Issuer company publishes information on essential facts: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html

7. Name of the periodical used by the Issuer for publishing notifications on essential facts: Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) and the Izvestiya (the regional edition of St. Petersburg)

8. Type, category, series and other identification characteristics of securities: series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care;

the state registration number of the securities issue and the date of registration by the state: 4-02-00119-A of 08.07.2003;

Name of the registering authority that effected the state registration of the securities issue: Federal Commission for Securities Market of Russia

number of floated securities and face value of the each of the securities: 1,500,000 bonds with the face value 1000 roubles each;

Percentage of actually floated securities: 100%;

volume of the securities issue at the face value: 1,500,000,000 roubles

securities floatation method: public subscription;

Actual start and end dates of floating the securities: Floatation start date: 08.10.2003 Floatation end date: 08.10.2003

redemption date: the redemption date of the first part – 30% (thirty percent) of the face value of the Bonds of the Issue - on the 1092nd (one thousand ninety second) day from the start of floating the Bonds of the Issue, with the redemption date of the second part – 30% (thirty percent) of the face value of the Bonds of the Issue - on the 1274th (one thousand two hundred seventy fourth) day from the start of floating the Bonds of the Issue and with the redemption date of the third part – 40% (forty percent) of the face value of the Bonds of the Issue - on the 1456th (one thousand four hundred fifty sixth) day from the start of floating the Bonds of the Issue;

Simultaneously with the state registration of the Bonds issue, the Bonds Offering Circular signed by the Financial Consultant in the Securities Market – the Closed Joint-Stock Company Investment Company AVK – was also registered by the state.

You can get familiarized with the original of the registered report on the results of the Bonds issue and get a copy* of the said document on working days from 8.30 to 17.30 Moscow time at the following address: Open Joint-Stock Company North-West Telecom, 14/26, ul. Gorokhovaya (26, Bolshaya Morskaya), St. Petersburg.

You can also get familiarized with the text of the registered report on the results of the Bonds issue on the Issuer's site in the Internet at: Full and abbreviated official name, place of business of the financial advisor at the securities market: Private Joint-Stock Company - ABK Investment Company, PJSC ABK IC; 10, Kamennoostrovsky pr., St.Petersburg, 197101

Date of the state registration of the report on the results of Company's securities issue: 14.11.2003;

Name of the registering authority that effected the state registration of the report on the results of the securities issue: Federal Commission for Securities Market of Russia

* *A fee may be exacted for provision of copies of the Report on the Results of the Bonds issue, the amount of such fee not exceeding the costs of preparing them.*

General Manager ___________ S.I. Kuznetsov

November 14, 2003

NOTIFICATION
ON THE ESSENTIAL FACT
"DATA ON ACCRUED AND (OR) PAID YIELD UNDER ISSUER'S SECURITIES"

1. Full official name of the Issuer company : *Open Joint-Stock Company North-West Telecom*

2. Place of issuer's business: *14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186*

3. Taxpayer's Identification Number assigned to the Issuer company by tax authorities: *7808020593;*

4. Unique Issuer code assigned by the registering authority: *00119-A.*

5. Code of the essential fact: *0600119A31122003, 0900119A31122003*;

6. Internet page address where Issuer company publishes information on essential facts: *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*

7. Name of the periodical used by the Issuer for publishing notifications on essential facts: *Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) and the Izvestiya newspaper (the regional edition of St. Petersburg)*

8. Type, category, series and other identification characteristics of securities:

8.1. *common registered non-documentary shares*

8.2. *preferred registered non-documentary type A shares*

9. The state registration number of the securities issue and the date of registration by the state:

9.1. ***common registered non-documentary shares:*** *1-02-00119-A;*

9.2. ***preferred registered non-documentary type A shares:*** *2-02-00119-A*

10. Name of the registering authority that effected the state registration of the securities issue: *Federal Commission for Securities Market of Russia*

11. Name of the Issuer's management body taking the decision on (stating) payment of dividend under shares and date of making up the minutes of the meeting (session) of the said body taking the said decision: *the amount of dividend paid on common registered non-documentary shares and preferred registered non-documentary type A shares approved by the annual general meeting of the shareholders of OJSC North-West Telecom, Minutes No.02-03 of July 27th, 2003;*

12. Total amount of yield to be paid on Issuer's shares: *75,381,892.528 roubles, of which:*

12.1. ***common registered non-documentary shares:*** *47,098,702.208 roubles;*

12.2. ***preferred registered non-documentary type A shares:*** *28,283,190.32 roubles*

Amount of yield to be paid on one Issuer's share:

- common registered non-documentary shares: *0.064 roubles;*
- preferred registered non-documentary type A shares: *0.14 roubles*

13. Form of yield payment on Issuer's securities: *money*

14. Due date of income payment under the shares: *31.12.2003;*

15. Total amount of yield paid on Issuer's shares: *73 535 324,82*

Reasons for incomplete (partial) execution of the dividend payment obligations: *incorrect, incomplete or obsolete data on the details of shareholders' bank accounts, or incorrect, incomplete or obsolete data on the shareholders' mailing addresses indicated by them in the questionnaire of the registered person for getting the dividend.*

General Manager ________________ **S.I. Kuznetsov**

December 31, 2003



LIST OF AFFILIATED PARTIES

Open Joint-Stock Company North-West Telecom

(Issuer's code 00119-A)

as of 31.03.2003

General Manager
A.A. Sysoyev

Official seal

The list of affiliated parties

Affiliated party	Number of shares of the Company held by the party	Share of the party in the authorized capital of the company
Full name: ***Vadim Yevgenyevich Belov*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***	-	-
Full name: ***Yury Alexandrovich Bilibin*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***	-	-
Full name: ***Benjamin Stefan Vilkening*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***	-	-
Full name: ***Alexandr Alexandrovich Gogol*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***	-	-
Full name: ***Alexandr Vyacheslavovich Ikonnikov*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***	-	-
Full name: ***Dmitry Vladimirovich Levkovsky*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***	-	-
Full name: ***Irina Mikhailovna Ragozina*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***	-	-
Full name: ***Ivan Ivanovich Rodionov*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***	-	-
Full name: ***Sergey Vladimirovich Soldatenkov*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***	Common stock *120* Preferred, A type	*0.00%*

	23 200	
Full name: ***Valery Nikolayevich Yashin*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***	Common stock ***786 700*** Preferred, A type ***832 913***	***0.17%***
Full name: ***Vladimir Alexandrovich Akulich*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***25.06.2002***	-	-
Full name: ***Nikolay Gennadyevich Bredkov*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***25.06.2002***	Common stock ***26 400*** Preferred, A type ***10 800***	***0.00%***
Full name: ***Vladimir Nikolayevich Vorozheykin*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***25.06.2002***	-	-
Full name: ***Igor Nikolayevich Samylin*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***25.06.2002***	-	-
Full name: ***Maya Mikhaylovna Semchenko*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***25.06.2002***	-	-
Full name: ***Grigory Borisovich Chernyak*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***29.07.2002***	Common stock ***306 190*** Preferred, A type ***69 400***	***0.04%***
Full name: ***Alexey Vladimirovich Shalagin*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***14.02.2003***	-	-
Full name: ***Alexandr Abramovich Sysoyev*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party acts as the single executive body of the stock company*** Date on which the ground takes effect: ***6.09.2002*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***29.07.2002*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***	Common stock ***216 721*** Preferred, A type ***4 338***	***0.02%***

Name: ***Investment Communication Company - Open Joint-Stock Company*** Place of business: ***Russia, Moscow*** Mailing address: ***55, ul. Plyushchikha, building 2, Moscow, 119121*** Ground: ***The party belongs to the same group of parties, to which the stock company belongs*** Reason of the party belonging to the group of parties, to which the stock company belongs: ***1. the party is entitled to control over 50 % of the Company's voting shares 2. over 50% of the members of the Company's Board of Directors have been elected upon proposal of the party*** Date on which the ground takes effect: ***12.05.1998***	Common stock *374 172 243* Preferred, A type -	*39.89%*
Name: ***WestBalt Telecom Private Joint-Stock Company*** Place of business: ***Kaliningrad, Russia*** Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Vologda Cellular Communication Private Company*** Place of business: ***Vologda, Russia*** Mailing address: ***103, ul. Zosimovskaya, Vologda, 160009*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	Common stock *12 663* Preferred, A type -	*0.00%*
Name: ***Delta Telecom Private Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***22 ul. B. Morskaya, St. Petersburg, Russia, 191186*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***	-	-
Name: ***Kaliningrad Mobile Systems Private Joint-Stock Company*** Place of business: ***Kaliningrad, Russia*** Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Kolatelecom Open Joint-Stock Company*** Place of business: ***Murmansk, Russia*** Mailing address: ***43, pr. Lenina, Murmansk, 183709*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Neva Kabel Private Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***10, 8th Verkhny per., 9th kv., promzona Parnas, St. Petersburg, 194292*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***	-	-
Name: ***Novgorod Datacom Private Company*** Place of business: ***Veliky Novgorod, Russia***	-	-

Mailing address: *22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod* Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: *31.10.2002*		
Name: ***Octagon Technologies Private Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***28.12.2000***	-	-
Name: ***St. Petersburg Telecommunication Centre - Private Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***30/32, 3-ya liniya V.O., St. Petersburg, 199053*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***	-	-
Name: ***AMT Limited Liability Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***k.201, d.14, Sinopskaya nab., St. Petersburg 193167*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***28.12.2000***	Common stock ***3 330 500*** Preferred, A type ***169 954***	***0.37%***
Name: ***Arkhangelsk City Telephone Network Limited Liability Company*** Place of business: ***Arkhangelsk, Russia*** Mailing address: ***4, proyezd Priorova, Arkhangelsk, 163071*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Bona Limited Liability Company*** Place of business: ***Arkhangelsk, Russia*** Mailing address: ***45, Troitsky prospekt, Arkhangelsk, 163061*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Pagetelecom Limited Liability Company*** Place of business: ***Cherepovets, Russia*** Mailing address: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	Common stock ***9 896*** Preferred, A type ***9 122***	***0.00%***
Name: ***Polycomp Limited Liability Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***20 ul. B. Morskaya, St. Petersburg, Russia, 191186*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***	-	-
Name: ***Tsentrum Limited Liability Company***	-	-

Place of business: ***Petrozavodsk, the Republic of Karelia, Russia*** Mailing address: ***22,ul. Antikainena, Petrozavodsk, 185000*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***		
Name: ***Tele-Nord Public Joint-Stock Company*** Place of business: ***Murmansk, Russia*** Mailing address: ***5, ul Samoylovoy, Murmansk, 183038*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Medexpress Private Insurance Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***2, ul. Malaya Konyushennaya, Saint Petersburg 191186*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***30.11.2000***	-	-

LIST OF AFFILIATED PARTIES

Open Joint-Stock Company North-West Telecom

(Issuer's code 00119-A)

as of 30.06.2003

General Manager
A.A. Sysoyev

Official
seal

The list of affiliated parties

Section 1

Affiliated party	Number of shares of the Company held by the party	Share of the party in the authorized capital of the company
Full name: ***Vladimir Alexandrovich Akulich*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: *25.06.2002*	-	-
Full name: Nikolay Gennadyevich Bredkov Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: *25.06.2002*	Common stock *26 400* Preferred, A type *10 800*	*0.00%*
Full name: ***Vladimir Nikolayevich Vorozheykin*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: *25.06.2002*	-	-
Full name: ***Igor Nikolayevich Samylin*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: *25.06.2002*	-	-
Full name: ***Maya Mikhaylovna Semchenko*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: *25.06.2002*	-	-
Full name: ***Grigory Borisovich Chernyak*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: *29.07.2002*	Common stock *306 190* Preferred, A type *69 400*	*0.04%*
Full name: ***Alexey Vladimirovich Shalagin*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: *14.02.2003*	-	-
Name: ***Investment Communication Company - Open Joint-Stock Company*** Place of business: ***Russia, Moscow*** Mailing address: ***55, ul. Plyushchikha, building 2, Moscow, 119121*** Ground: ***The party belongs to the same group of parties, to which the stock company belongs*** Reason of the party belonging to the group of parties, to which the stock company belongs: ***1. the party is entitled to control over 50 % of the Company's voting shares 2. over 50% of the members of the Company's Board of Directors have been elected upon proposal of the party*** Date on which the ground takes effect: *12.05.1998*	Common stock *374 172 243* Preferred, A type -	*39.89%*
Name: ***WestBalt Telecom Private Joint-Stock Company***	-	-

Place of business: ***Kaliningrad, Russia*** Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***		
Name: ***Delta Telecom Private Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***22 ul. B. Morskaya, St. Petersburg, Russia, 191186*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***	-	-
Name: ***Kaliningrad Mobile Systems Private Joint-Stock Company*** Place of business: ***Kaliningrad, Russia*** Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Kolatelecom Open Joint-Stock Company*** Place of business: ***Murmansk, Russia*** Mailing address: ***43, pr. Lenina, Murmansk, 183709*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Neva Kabel Private Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***10, 8th Verkhny per., 9th kv., promzona Parnas, St. Petersburg, 194292*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***	-	-
Name: ***Octagon Technologies Private Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***28.12.2000***	-	-
Name: ***St. Petersburg Telecommunication Centre - Private Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***30/32, 3-ya liniya V.O., St. Petersburg, 199053*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***	-	-
Name: ***AMT Limited Liability Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***k.201, d.14, Sinopskaya nab., St. Petersburg 193167*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party***	Common stock ***3 330 500*** Preferred, A type ***169 954***	***0.37%***

Date on which the ground takes effect: *28.12.2000*		
Name: ***Arkhangelsk City Telephone Network Limited Liability Company*** Place of business: ***Arkhangelsk, Russia*** Mailing address: ***4, proyezd Priorova, Arkhangelsk, 163071*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Bona Limited Liability Company*** Place of business: ***Arkhangelsk, Russia*** Mailing address: ***45, Troitsky prospekt, Arkhangelsk, 163061*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Novgorod Datacom Limited Liability Company*** Place of business: ***Veliky Novgorod, Russia*** Mailing address: ***22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Pagetelecom Limited Liability Company*** Place of business: ***Cherepovets, Russia*** Mailing address: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	Common stock ***9 896*** Preferred, A type ***9 122***	***0.00%***
Name: ***Polycomp Limited Liability Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***20 ul. B. Morskaya, St. Petersburg, Russia, 191186*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***	-	-
Name: ***Tsentrum Limited Liability Company*** Place of business: ***Petrozavodsk, the Republic of Karelia, Russia*** Mailing address: ***22, ul. Antikainena, Petrozavodsk, 185000*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Tele-Nord Public Joint-Stock Company*** Place of business: ***Murmansk, Russia*** Mailing address: ***5, ul Samoylovoy, Murmansk, 183038*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Medexpress Private Insurance Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***2, ul. Malaya Konyushennaya, Saint Petersburg 191186*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital***	-	-

of the party Date on which the ground takes effect: ***30.11.2000***		

Note

There were no changes in the 2nd quarter of the year 2003 regarding the affiliated parties of the Company named in Section 1 of the List of affiliate parties.

Section 2

	Prior to the amendment			After the amendment		
Amendments to the list of affiliated parties	**Affiliated party**	**Number of shares of the Company held by the party**	**Share of the party in the authorized capital of the company**	**Affiliated party**	**Number of shares of the Company held by the party**	**Share of the party in the authorized capital of the company**
Date of the amendment: *23.06.2003* Contents: ***Election of the member of the Board of Directors by the annual general meeting of the company's shareholders***	Full name: ***Vadim Yevgenyevich Belov*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***	-	-	Full name: ***Vadim Yevgenyevich Belov*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	-	-
Date of the amendment: *14.07.2003* Contents: ***Changes in the number of shares held by the party***	Full name: ***Vadim Yevgenyevich Belov*** Place of residence: ***Russia, Moscow*** Основание: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	-	-	Full name: ***Vadim Yevgenyevich Belov*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	Common stock *300*	*0.00%*
Date of the amendment: *23.06.2003* Contents: ***Election of the member of the Board of Directors by the annual general meeting of the company's shareholders***	Full name: ***Yury Alexandrovich Bilibin*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***	-	-	Full name: ***Yury Alexandrovich Bilibin*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	-	-
Date of the amendment:	Full name: ***Benjamin Stefan Vilkening***	-	-	-	-	-

23.06.2003 Contents: ***The party was not elected as a member of the Board of Directors by the annual general meeting of the company's shareholders***	Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *14.02.2003*				
Date of the amendment: *23.06.2003* Contents: ***Election of the member of the Board of Directors by the annual general meeting of the company's shareholders***	Full name: ***Alexandr Alexandrovich Gogol*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *14.02.2003*	-	- Full name: ***Alexandr Alexandrovich Gogol*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *23.06.2003*	-	-
Date of the amendment: *23.06.2003* Contents: ***Election of the member of the Board of Directors by the annual general meeting of the company's shareholders***	Full name: ***Alexandr Vyacheslavovich Ikonnikov*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *14.02.2003*	-	- Full name: ***Alexandr Vyacheslavovich Ikonnikov*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *23.06.2003*	-	-
Date of the amendment: *23.06.2003* Contents: ***Election of the member of the Board of Directors by the annual general meeting of the company's shareholders***	Full name: ***Dmitry Vladimirovich Levkovsky*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *14.02.2003*	-	- Full name: ***Dmitry Vladimirovich Levkovsky*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *23.06.2003*	-	-
Date of the amendment: *23.06.2003* Contents: ***Election of the member of the Board of Directors by the annual general meeting of the company's shareholders***	Full name: ***Irina Mikhailovna Ragozina*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *14.02.2003*	-	- Full name: ***Irina Mikhailovna Ragozina*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *23.06.2003*	-	-

Date of the amendment: *23.06.2003* Contents: ***Election of the member of the Board of Directors by the annual general meeting of the company's shareholders***	Full name: ***Ivan Ivanovich Rodionov*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***	-	-	Full name: ***Ivan Ivanovich Rodionov*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	-	-
Date of the amendment: *23.06.2003* Contents: ***Election of the member of the Board of Directors by the annual general meeting of the company's shareholders***	Full name: ***Sergey Vladimirovich Soldatenkov*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***	Common stock ***120*** Preferred, A type ***23 200***	***0.00%***	Full name: ***Sergey Vladimirovich Soldatenkov*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	Common stock ***120*** Preferred, A type ***23 200***	***0.00%***
Date of the amendment: *23.06.2003* Contents: ***Election of the member of the Board of Directors by the annual general meeting of the company's shareholders***	Full name: ***Valery Nikolayevich Yashin*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***	Common stock ***786 700*** Preferred, A type ***832 913***	***0.17%***	Full name: ***Valery Nikolayevich Yashin*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	Common stock ***786 700*** Preferred, A type ***832 913***	***0.17%***
Date of the amendment: *23.06.2003* Contents: ***Election of the member of the Board of Directors by the annual general meeting of the company's shareholders***	-	-	-	Full name: ***Oleg Anatolyevich Lebedinets*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	-	-
Date of the amendment: *23.06.2003* Contents: ***Re-election of the member of the Board of Directors by the annual general meeting of the company's shareholders***	Full name: ***Alexandr Abramovich Sysoyev*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party acts as the single executive body of the stock company*** Date on which the ground takes effect: ***14.02.2003***	Common stock ***216 721*** Preferred, A type ***4 338***	***0.02%***	Full name: ***Alexandr Abramovich Sysoyev*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party acts as the single executive body of the stock company*** Date on which the ground takes effect: ***14.02.2003***	Common stock ***216 721*** Preferred, A type ***4 338***	***0.02%***

	Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***29.07.2002*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***14.02.2003***			Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***29.07.2002*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***		
Date of the amendment: ***23.06.2003*** Contents: ***Changes in the number of shares held by the party***	Name: ***Vologda Cellular Communication Private Company*** Place of business: ***Vologda, Russia*** Mailing address: ***103, ul. Zosimovskaya, Vologda, 160009*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	Common stock ***12 663*** Preferred, A type -	***0.00%***	Name: ***Vologda Cellular Communication Private Company*** Place of business: ***Vologda, Russia*** Mailing address: ***103, ul. Zosimovskaya, Vologda, 160009*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-

Note

There were changes in the 2nd quarter of the year 2003 regarding the affiliated parties of the Company named in Section 2 of the List of affiliate parties.

LIST OF AFFILIATED PARTIES

Open Joint-Stock Company North-West Telecom

(Issuer's code 00119-A)

as of 30.09.2003

General Manager
S.I. Kuznetsov

Official
seal

The list of affiliated parties

Affiliated party	Number of shares of the Company held by the party	Share of the party in the authorized capital of the company
Full name: ***Vadim Yevgenyevich Belov*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *23.06.2003*	Common stock *300*	*0.00%*
Full name: ***Yury Alexandrovich Bilibin*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *23.06.2003*	-	-
Full name: ***Alexandr Alexandrovich Gogol*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *23.06.2003*	-	-
Full name: ***Alexandr Vyacheslavovich Ikonnikov*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *23.06.2003*	-	-
Full name: ***Dmitry Vladimirovich Levkovsky*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *23.06.2003*	-	-
Full name: ***Irina Mikhailovna Ragozina*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *23.06.2003*	-	-
Full name: ***Ivan Ivanovich Rodionov*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *23.06.2003*	-	-
Full name: ***Sergey Vladimirovich Soldatenkov*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *23.06.2003*	Common stock *120* Preferred, A type *23 200*	*0.00%*
Full name: ***Valery Nikolayevich Yashin*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *23.06.2003*	Common stock *786 700* Preferred, A type *832 913*	*0.17%*
Full name: ***Oleg Anatolyevich Lebedinets*** Place of residence: ***Russia, Moscow***	-	-

Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***		
Full name: ***Alexandr Abramovich Sysoyev*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party acts as the single executive body of the stock company*** Date on which the ground takes effect: ***14.02.2003*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***29.07.2002*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	Common stock ***216 721*** Preferred, A type ***4 338***	***0.02%***
Full name: ***Vladimir Alexandrovich Akulich*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***25.06.2002***	-	-
Full name: ***Nikolay Gennadyevich Bredkov*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***25.06.2002***	Common stock ***26 400*** Preferred, A type ***10 800***	***0.00%***
Full name: ***Vladimir Nikolayevich Vorozheykin*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***25.06.2002***	-	-
Full name: ***Igor Nikolayevich Samylin*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***25.06.2002***	-	-
Full name: ***Maya Mikhailovna Semchenko*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***25.06.2002***	-	-
Full name: ***Grigory Borisovich Chernyak*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***29.07.2002***	Common stock ***306 190*** Preferred, A type ***69 400***	***0.04%***
Full name: ***Alexey Vladimirovich Shalagin*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***14.02.2003***	-	-
Name: ***Investment Communication Company - Open Joint-Stock Company*** Place of business: ***Russia, Moscow*** Mailing address: ***55, ul. Plyushchikha, building 2, Moscow, 119121*** Ground: ***The party belongs to the same group of parties, to which the stock company belongs*** Reason of the party belonging to the group of parties, to which the stock company belongs: ***1. the party is entitled to control over 50 % of the Company's voting shares 2. over 50% of the members of the Company's Board of Directors have been elected upon proposal of the party*** Date on which the ground takes effect: ***12.05.1998***	Common stock ***374 172 243*** Preferred, A type -	***39.89%***
Name: ***WestBalt Telecom Private Joint-Stock Company*** Place of business: ***Kaliningrad, Russia*** Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party***	-	-

Date on which the ground takes effect: *31.10.2002*		
Name: ***Vologda Cellular Communication Private Company*** Place of business: ***Vologda, Russia*** Mailing address: ***103, ul. Zosimovskaya, Vologda, 160009*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Delta Telecom Private Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***22 ul. B. Morskaya, St. Petersburg, Russia, 191186*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***	-	-
Name: ***Kaliningrad Mobile Systems Private Joint-Stock Company*** Place of business: ***Kaliningrad, Russia*** Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Kolatelecom Open Joint-Stock Company*** Place of business: ***Murmansk, Russia*** Mailing address: ***43, pr. Lenina, Murmansk, 183709*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Neva Kabel Private Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***10, 8th Verkhny per., 9th kv., promzona Parnas, St. Petersburg, 194292*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***	-	-
Name: ***Octagon Technologies Private Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***28.12.2000***	-	-
Name: ***St. Petersburg Telecommunication Centre - Private Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***30/32, 3-ya liniya V.O., St. Petersburg, 199053*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***	-	-
Name: ***AMT Limited Liability Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***k.201, d.14, Sinopskaya nab., St. Petersburg 193167*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***28.12.2000***	Common stock ***3 330 500*** Preferred, A type ***169 954***	***0.37%***
Name: ***Arkhangelsk City Telephone Network Limited Liability Company*** Place of business: ***Arkhangelsk, Russia*** Mailing address: ***4, proyezd Priorova, Arkhangelsk, 163071*** Ground: ***The stock company is entitled to control over 20 per cent of the total number***	-	-

of the votes granted by the shares (contributions, parts) making the authorized capital of the party Date on which the ground takes effect: ***31.10.2002***		
Name: ***Bona Limited Liability Company*** Place of business: ***Arkhangelsk, Russia*** Mailing address: ***45, Troitsky prospekt, Arkhangelsk, 163061*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Novgorod Datacom Limited Liability Company*** Place of business: ***Veliky Novgorod, Russia*** Mailing address: ***22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Pagetelecom Limited Liability Company*** Place of business: ***Cherepovets, Russia*** Mailing address: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	Common stock ***9 896*** Preferred, A type ***9 122***	***0.00%***
Name: ***Polycomp Limited Liability Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***20 ul. B. Morskaya, St. Petersburg, Russia, 191186*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***	-	-
Name: ***Tsentrum Limited Liability Company*** Place of business: ***Petrozavodsk, the Republic of Karelia, Russia*** Mailing address: ***22, ul. Antikainena, Petrozavodsk, 185000*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Tele-Nord Public Joint-Stock Company*** Place of business: ***Murmansk, Russia*** Mailing address: ***5, ul Samoylovoy, Murmansk, 183038*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Medexpress Private Insurance Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***2, ul. Malaya Konyushennaya, Saint Petersburg 191186*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***30.11.2000***	-	-

Note

There were no changes in the 3rd quarter of the year 2003 regarding the affiliated parties of the Company named in this List.

LIST OF AFFILIATED PARTIES

Open Joint-Stock Company North-West Telecom

(Issuer's code 00119-A)

as of 31.12.2003

General Manager

Official seal

S.I. Kuznetsov

The list of affiliated parties

Section 1

Affiliated party	Number of shares of the Company held by the party	Share of the party in the authorized capital of the company
Full name: ***Vadim Yevgenyevich Belov*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	Common stock *300*	*0.00%*
Full name: ***Yury Alexandrovich Bilibin*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	-	-
Full name: ***Alexandr Alexandrovich Gogol*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	-	-
Full name: ***Aleksandr Vyacheslavovich Ikonnikov*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	-	-
Full name: ***Dmitry Vladimirovich Levkovsky*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	-	-
Full name: ***Irina Mikhailovna Ragozina*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	-	-
Full name: ***Ivan Ivanovich Rodionov*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	-	-
Full name: ***Sergey Vladimirovich Soldatenkov*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	Common stock *120* Preferred, A type *23 200*	*0.00%*
Full name: ***Valery Nikolayevich Yashin*** Place of residence: ***Russia, Moscow*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	Common stock *786 700* Preferred, A type *832 913*	*0.17%*
Full name: ***Oleg Anatolyevich Lebedinets*** Place of residence: ***Russia, Moscow***	-	-

Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***		
Full name: ***Nikolay Gennadyevich Bredkov*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***28.11.2003***	Common stock ***26 400*** Preferred, A type ***10 800***	***0.00%***
Full name: ***Igor Nikolayevich Samylin*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***28.11.2003***	-	-
Full name: ***Maya Mikhaylovna Semchenko*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***28.11.2003***	-	-
Full name: ***Grigory Borisovich Chernyak*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***28.11.2003***	Common stock ***306 190*** Preferred, A type ***69 400***	***0.04%***
Name: ***Investment Communication Company - Open Joint-Stock Company*** Place of business: ***Russia, Moscow*** Mailing address: ***55, ul. Plyushchikha, building 2, Moscow, 119121*** Ground: ***The party belongs to the same group of parties, to which the stock company belongs*** Reason of the party belonging to the group of parties, to which the stock company belongs: ***1. the party is entitled to control over 50 % of the Company's voting shares 2. over 50% of the members of the Company's Board of Directors have been elected upon proposal of the party*** Date on which the ground takes effect: ***12.05.1998***	Common stock ***374 172 243*** Preferred, A type -	***39.89%***
Name: ***WestBalt Telecom Private Joint-Stock Company*** Place of business: ***Kaliningrad, Russia*** Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Vologda Cellular Communication Private Company*** Place of business: ***Vologda, Russia*** Mailing address: ***103, ul. Zosimovskaya, Vologda, 160009*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Kaliningrad Mobile Systems Private Joint-Stock Company*** Place of business: ***Kaliningrad, Russia*** Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Kolatelecom Open Joint-Stock Company*** Place of business: ***Murmansk, Russia*** Mailing address: ***43, pr. Lenina, Murmansk, 183709*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Neva Kabel Private Company***	-	-

Place of business: ***St. Petersburg, Russia*** Mailing address: ***10, 8 Verkhny per., 9 kv., promzona Parnas, St. Petersburg, 194292*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***		
Name: ***Octagon Technologies Private Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***28.12.2000***	-	-
Name: ***St. Petersburg Telecommunication Centre - Private Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***30/32, 3-ya liniya V.O., St. Petersburg, 199053*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***	-	-
Name: ***AMT Limited Liability Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***k.201, d.14, Sinopskaya nab., St. Petersburg 193167*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***28.12.2000***	Common stock *2 789 500* Preferred, A type -	*0.30%*
Name: ***Arkhangelsk City Telephone Network Limited Liability Company*** Place of business: ***Arkhangelsk, Russia*** Mailing address: ***4, proyezd Priorova, Arkhangelsk, 163071*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Bona Limited Liability Company*** Place of business: ***Arkhangelsk, Russia*** Mailing address: ***45, Troitsky prospekt, Arkhangelsk, 163061*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Novgorod Datacom Limited Liability Company*** Place of business: ***Veliky Novgorod, Russia*** Mailing address: ***z. 22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Pagetelecom Limited Liability Company*** Place of business: ***Cherepovets, Russia*** Mailing address: ***162627, z. 6, pr. Stroiteley, Cherepovets, Vologda Oblast*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	Common stock *9 896* Preferred, A type *9 122*	*0.00%*
Name: ***Polycomp Limited Liability Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***20 ul. B. Morskaya, St. Petersburg, Russia, 191186*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party***	-	-

Date on which the ground takes effect: ***12.05.1998***		
Name: ***Tsentrum Limited Liability Company*** Place of business: ***Petrozavodsk, the Republic of Karelia, Russia*** Mailing address: ***22, ul. Antikainena, Petrozavodsk, 185000*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Tele-Nord Public Joint-Stock Company*** Place of business: ***Murmansk, Russia*** Mailing address: ***5, ul Samoylovoy, Murmansk, 183038*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***31.10.2002***	-	-
Name: ***Medexpress Private Insurance Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***2, ul. Malaya Konyushennaya, Saint Petersburg 191186*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***30.11.2000***	-	-

Note

There were no changes in the 4th quarter of the year 2003 regarding the affiliated parties of the Company named in Section 1 of the List of affiliate parties.

Section 2

	Prior to the amendment			After the amendment		
Amendments to the list of affiliated parties	**Affiliated party**	**Number of shares of the Company held by the party**	**Share of the party in the authorized capital of the company**	**Affiliated party**	**Number of shares of the Company held by the party**	**Share of the party in the authorized capital of the company**
Date of the amendment: *03.10.2003* Contents: ***By the decision of the Board of Directors, the powers of the General Manager were terminated before their expiry and a new General Manager was appointed***	Full name: ***Alexandr Abramovich Sysoyev*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party acts as the single executive body of the stock company*** Date on which the ground takes effect: *14.02.2003* Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: *29.07.2002* Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *23.06.2003*	Common stock *216 721* Preferred, A type *4 338*	*0.02%*	Full name: ***Alexandr Abramovich Sysoyev*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *23.06.2003*	Common stock *216 721* Preferred, A type *4 338*	*0.02%*
Date of the amendment: *03.10.2003* Contents: ***By the decision of the Board of Directors, the powers of the General Manager were terminated before their expiry and a***	-	-	-	Full name: ***Sergey Ivanovich Kuznetsov*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party acts as the single executive body of the stock company*** Date on which the ground takes effect: *03.10.2003*	Common stock *3 130* Preferred, A type *10 200*	*0.00%*

new General Manager was appointed				Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***03.10.2002***		
Date of the amendment: ***28.11.2003*** Contents: ***By the decision of the Board of Directors, the election of the joint executive body of the stock company was held***	Full name: ***Vladimir Alexandrovich Akulich*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***25.06.2002***	-	-	-	-	-
Date of the amendment: ***28.11.2003*** Contents: ***By the decision of the Board of Directors, the election of the joint executive body of the stock company was held***	Full name: ***Vladimir Nikolayevich Vorozheykin*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***25.06.2002***	-	-	-	-	-
Date of the amendment: ***28.11.2003*** Contents: ***By the decision of the Board of Directors, the election of the joint executive body of the stock company was held***	Full name: ***Alexey Vladimirovich Shalagin*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***25.06.2002***	-	-	-	-	-
Date of the amendment: ***28.11.2003*** Contents: ***By the decision of the Board of Directors, the election of the joint executive body of the stock company was held***	-	-	-	Full name: ***Sergey Mikhaylovich Gavryushev*** Place of residence: ***Petrozavodsk, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***28.11.2003***	Common stock ***145 157***	***0.01%***
Date of the amendment: ***28.11.2003***	-	-	-	Full name: ***Oleg Anatolyevich Semanov*** Place of residence: ***St. Petersburg, Russia***	Common stock	***0.00%***

Contents: ***By the decision of the Board of Directors, the election of the joint executive body of the stock company was held***				Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: *28.11.2003*	*19 466* Preferred, A type *4 368*	
Date of the amendment: *28.11.2003* Contents: ***By the decision of the Board of Directors, the election of the joint executive body of the stock company was held***	-	-	-	Full name: ***Evgeny Borisovich Stepanov*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***28.11.2003***	-	-
Date of the amendment: *28.11.2003* Contents: ***By the decision of the Board of Directors, the election of the joint executive body of the stock company was held***	-	-	-	Full name: ***Ilya Vladimirovich Kravchuk*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***28.11.2003***	-	-
Date of the amendment: *28.11.2003* Contents: ***By the decision of the Board of Directors, the election of the joint executive body of the stock company was held***	-	-	-	Full name: ***Elena Vladimirovna Umnova*** Place of residence: ***Moscow, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***28.11.2003***	-	-
Date of the amendment: *28.11.2003* Contents: ***State registration of the associated company founded by the stock company***	-			Name: ***RSU-Telecom Limited Liability Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***18, pr. Stachek, k.2 letter Б, St.Petersburg, 198095*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the***	-	-

				party Date on which the ground takes effect: ***25.11.2003***		
Date of the amendment: ***28.11.2003*** Contents: ***State registration of the associated company founded by the stock company***	-			Name: ***Limited Liability Company "Recreation and Disease Prevention Centre "Svyazist"*** Place of business: ***Russia, Leningrad Oblast*** Mailing address: ***p.Petrovskoye, Priozersky rayon, Leningrad Oblast 188732*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***26.11.2003***	-	-
Date of the amendment: ***24.12.2003*** Contents: ***Termination of the ground for being an affiliated party as a result of the sale of CJSC Delta Telecom's block of shares***	Name: ***Delta Telecom Private Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***22 ul. B. Morskaya, St. Petersburg, Russia, 191186*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***	-	-	-		

Note

There were changes in the 4th quarter of the year 2003 regarding the affiliated parties of the Company named in Section 2 of the List of affiliate parties.

AMENDMENTS TO THE LIST OF AFFILIATED PARTIES OF OJSC NORTH-WEST TELECOM FOR THE PERIOD FROM 14.02.03 TO 23.06.03

IN CONNECTION WITH THE RE-ELECTION OF THE BOARD OF DIRECTORS AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF OJSC NORTH-WEST TELECOM ON 23.06.03 THE FOLLOWING AMENDMENTS TOOK PLACE IN THE BOARD OF DIRECTORS OF THE COMPANY:

PRIOR TO THE AMENDMENT	AFTER THE AMENDMENT
Benjamin Stefan David Vilkening born in 1962 - the city of Moscow - Managing Director, AIG-Brunswick Capital Management Company - Member of the Board of Directors of OJSC North-West Telecom - Elected at the Extraordinary Meeting of Shareholders on February 14, 2003 - Holds no shares of the Company	Oleg Anatolyevich Lebedinets born in 1977 - the city of Moscow - Director of the analytical department of the Brunswick Asset Management Company - Member of the Board of Directors of OJSC North-West Telecom - Elected at the Annual General meeting of the Shareholders on June 23, 2003 - Holds no shares of the Company

DATE OF THE AMENDMENT TO THE LIST OF AFFILIATED PARTIES - 23.06.2003

AMENDMENTS TO THE LIST OF AFFILIATED PARTIES

of the Open Joint-Stock Company North-West Telecom

(Issuer's code 00119-A)

for the 4th quarter of the year 2003

General Manager
S.I. Kuznetsov

Official
seal

Amendments to the list of affiliated parties

	Prior to the amendment			After the amendment		
Amendments to the list of affiliated parties	**Affiliated party**	**Number of shares of the Company held by the party**	**Share of the party in the authorized capital of the company**	**Affiliated party**	**Number of shares of the Company held by the party**	**Share of the party in the authorized capital of the company**
Date of the amendment: *03.10.2003* Contents: ***By the decision of the Board of Directors, the powers of the General Manager were terminated before their expiry and a new General Manager was appointed***	Full name: *Alexandr Abramovich Sysoyev* Place of residence: ***St. Petersburg, Russia*** Ground: ***The party acts as the single executive body of the stock company*** Date on which the ground takes effect: ***14.02.2003*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***29.07.2002*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: ***23.06.2003***	Common stock *216 721* Preferred, A type *4 338*	*0.02%*	Full name: *Alexandr Abramovich Sysoyev* Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the Board of Directors (Supervisory Board) of the stock company*** Date on which the ground takes effect: *23.06.2003*	Common stock *216 721* Preferred, A type *4 338*	*0.02%*
Date of the amendment: *03.10.2003* Contents: ***By the decision of the Board of Directors, the powers of the General Manager were terminated before their expiry and a new General Manager was appointed***	-	-	-	Full name: ***Sergey Ivanovich Kuznetsov*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party acts as the single executive body of the stock company*** Date on which the ground takes effect: ***03.10.2003*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***03.10.2002***	Common stock *3 130* Preferred, A type *10 200*	*0.00%*

AMENDMENTS TO THE LIST OF AFFILIATED PARTIES

of the Open Joint-Stock Company North-West Telecom

(Issuer's code 00119-A)

for the 4th quarter of the year 2003

General Manager
S.I. Kuznetsov

Official
seal

Amendments to the list of affiliated parties

	Prior to the amendment			After the amendment		
Amendments to the list of affiliated parties	**Affiliated party**	**Number of shares of the Company held by the party**	**Share of the party in the authorized capital of the company**	**Affiliated party**	**Number of shares of the Company held by the party**	**Share of the party in the authorized capital of the company**
Date of the amendment: *28.11.2003* Contents: ***By the decision of the Board of Directors, the election of the joint executive body of the stock company was held***	Full name: ***Vladimir Alexandrovich Akulich*** Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: *25.06.2002*	-	-	-	-	-
Date of the amendment: *28.11.2003* Contents: ***By the decision of the Board of Directors, the election of the joint executive body of the stock company was held***	Full name: *Vladimir Nikolayevich Vorozheykin* Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: *25.06.2002*	-	-	-	-	-
Date of the amendment: *28.11.2003* Contents: ***By the decision of the Board of Directors, the election of the joint executive body of the stock company was held***	Full name: *Alexey Vladimirovich Shalagin* Place of residence: ***St. Petersburg, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: *25.06.2002*	-	-	-	-	-
Date of the amendment: *28.11.2003* Contents: ***By the decision of the Board of Directors, the election of the joint executive***	-	-	-	Full name: ***Sergey Mikhaylovich Gavryushev*** Place of residence: ***Petrozavodsk, Russia*** Ground: ***The party is a member of the joint executive body of the stock company***	Common stock *145 157*	*0,01%*

body of the stock company was held				Date on which the ground takes effect: ***28.11.2003***		
Date of the amendment: *28.11.2003* Contents: ***By the decision of the Board of Directors, the election of the joint executive body of the stock company was held***	-	-	-	Full name: ***Oleg Anatolyevich Semanov*** Place of residence: St. Petersburg, Russia Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***28.11.2003***	Common stock *19 466* Preferred, A type *4 368*	***0.00%***
Date of the amendment: *28.11.2003* Contents: ***By the decision of the Board of Directors, the election of the joint executive body of the stock company was held***	-	-	-	Full name: ***Ilya Vladimirovich Kravchuk*** Place of residence: St. Petersburg, Russia Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***28.11.2003***	-	-
Date of the amendment: *28.11.2003* Contents: ***By the decision of the Board of Directors, the election of the joint executive body of the stock company was held***	-	-	-	Full name: ***Elena Vladimirovna Umnova*** Place of residence: ***Moscow, Russia*** Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***28.11.2003***	-	-
Date of the amendment: *28.11.2003* Contents: ***By the decision of the Board of Directors, the election of the joint executive body of the stock company was held***	-	-	-	Full name: ***Evgeny Borisovich Stepanov*** Place of residence: St. Petersburg, Russia Ground: ***The party is a member of the joint executive body of the stock company*** Date on which the ground takes effect: ***28.11.2003***	-	-

AMENDMENTS TO THE LIST OF AFFILIATED PARTIES

of the Open Joint-Stock Company North-West Telecom

(Issuer's code 00119-A)

for the 4th quarter of the year 2003 (3)

General Manager
S.I. Kuznetsov

Official
seal

Amendments to the list of affiliated parties

	Prior to the amendment			After the amendment		
Amendments to the list of affiliated parties	**Affiliated party**	**Number of shares of the Company held by the party**	**Share of the party in the authorized capital of the company**	**Affiliated party**	**Number of shares of the Company held by the party**	**Share of the party in the authorized capital of the company**
Date of the amendment: *28.11.2003* Contents: ***State registration of the associated company founded by the stock company***	-			Name: ***RSU-Telecom Limited Liability Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***18, pr. Stachek, k.2 letter Б, St.Petersburg, 198095*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***25.11.2003***	-	-
Date of the amendment: *28.11.2003* Contents: ***State registration of the associated company founded by the stock company***	-			Name: ***Limited Liability Company "Recreation and Disease Prevention Centre "Svyazist"*** Place of business: ***Russia, Leningrad Oblast*** Mailing address: ***p.Petrovskoye, Priozersky rayon, Leningrad Oblast 188732*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***26.11.2003***	-	-

AMENDMENTS TO THE LIST OF AFFILIATED PARTIES

of the Open Joint-Stock Company North-West Telecom

(Issuer's code 00119-A)

for the 4th quarter of the year 2003 (4)

General Manager
S.I. Kuznetsov

Official
seal

Amendments to the list of affiliated parties

	Prior to the amendment			After the amendment		
Amendments to the list of affiliated parties	**Affiliated party**	**Number of shares of the Company held by the party**	**Share of the party in the authorized capital of the company**	**Affiliated party**	**Number of shares of the Company held by the party**	**Share of the party in the authorized capital of the company**
Date of the amendment: *24.12.2003* Contents: ***Termination of the ground for being an affiliated party as a result of the sale of CJSC Delta Telecom's block of shares***	Name: ***Delta Telecom Private Company*** Place of business: ***St. Petersburg, Russia*** Mailing address: ***22 ul. B. Morskaya, St. Petersburg, Russia, 191186*** Ground: ***The stock company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***	-	-	-		

Information on Interested-Party Transactions and "Interested" Persons Posted on the Company's Website

(Brief Description in English)

The Company has practice of posting on its website of information about the Company's interested-party transactions as this term is defined by Article 81 of the Stock Company Law and of the list of interested persons and any amendments thereto (*see* http://www.nwtelecom.ru/pubsas/test--B87A7A55AD854BBCA46CA96113906A9C/lang--eng/index.html).

Information on Sale and Acquisition of Shares by the Company in Certain Legal Entities Posted on the Company's Website
(Brief Description in English)

[Attached on immediately following 4 pages remainder of this page intentionally left blank]

COMPANY ASSETS TRANSACTIONS

Sale of the interest in OJSC St. Petersburg Bank for Reconstruction and Development.

The Board of Directors of OJSC North-West Telecom at its meeting of April 11, 2003 (Minutes No. 8-03) decided to terminate the interest of the Company in OJSC St. Petersburg Bank for Reconstruction and Development by selling its holding in the amount of 2,959,950 shares, which makes 18.30% of the Authorized Capital of the Bank.

The holding of the Bank shares was sold on April 17, 2003.

The contracting party in the transaction was OOO Viktorel.

25.11.2003. RSU-Telecom Public Limited Company was established with 100% interest of OJSC North-West Telecom. The main activities are construction, operation, and rebuilding of production, social, and entertainment facilities, including communication facilities. The authorized capital of the company is RUR500,000 (five hundred thousand rubles.)

26.11.2003. Sviazist Recreation and Preventive Treatment Complex Public Limited Company was established with 100% interest of OJSC North-West Telecom. The main activity is health resort services. The authorized capital of the company is RUR500,000 (five hundred thousand rubles.).

Sale of the CJSC Delta Telecom Stake

The Board of Directors of OJSC North-West Telecom decided at its meeting of September 12, 2003 (Minutes No. 21-03) to terminate the Company's interest in CJSC Delta Telecom by selling its stake of 220,630 ordinary shares and 304,316 Type B preferred shares

Under the Sale Agreement of 22.09.2003, the cession of the ownership right to the shares of CJSC Delta Telecom took effect on 22.12.2003.

The co-signatory of the transaction was the closed joint-stock company Sky Link.

TelecoM NORTH-WEST :: North-West Telecom

Язык: >> English

Last modifed: 2003-03-06 14:16

4 March 2003 year.

List news >>

Search

Search, in side

Search

Financial Statement

The Company account statement for 1999-2001 years (made by international standarts) was exposed, according to decision of The Board of Directors OJSC North-West Telecom from january 21, 2003.

See also:

- Financial statement (according to Ineternational Accounting standards)



News

News
About Us
Investor and shareholder
Economic and Finance
Map site
Search site





Last modifed: 2004-03-10 15:39

23 April 2003 year.

List news >>

OJSC North-West Telecom Board of Directors fixed the date for the annual general meeting of shareholders

The meeting of the Board of Directors of OJSC North-West Telecom took place on April 22, 2003. The key issue on the agenda was convocation of the Annual General Meeting of Shareholders of OJSC North-West Telecom.

Pursuant to the decision of the Board of Directors, the Annual General Meeting of Shareholders will be held at 13:00 on June 23, 2003, at the following address: Sinopskaya naberezhnaya 14, Saint-Petersburg, Russia. The date for making a list of shareholders eligible to participate in the Annual General Meeting of Shareholders is May 5, 2003.

The agenda of the Meeting includes the following issues:

1. Approval of North-West Telecom's annual report for 2002, annual financial statements, including the profit and loss statement, and distribution of profits and losses resulting from 2002 operations including payment of dividends to shareholders;
2. Definition of dividend amount for 2002, form and date of payment to holders of each type and class of Company's capital stock;
3. Election of the Company's Board of Directors;
4. Election of the Company's Auditing Commission;
5. Approval of the Company's Auditor for the year 2003;
6. Approval of the new wording of the Company's Charter;
7. Approval of the new wording of provisions for the Company's General Meeting of Shareholders;
8. Approval of remuneration to the members of the Board of Directors.

The information notice on the Annual General Meeting of Shareholders will be published in the "Izvestiya" newspaper before June 2, 2003. The Company will provide the necessary materials to the shareholders in between June 5 to June 22, 2003. Some materials will be also available at the Company's web site http://www.nwtelecom.ru.

Search

Search, in side

Search

See also:

- 2003/06/23 - Annual

General Meeting documents 23.06.03.

MINUTES NO. 02-03 OF THE ANNUAL GENERAL MEETING.

TelecoM North-West Telecom :: North-West Telecom



Язык: >> English

>> / News > PRESS-RELEASE/The meeting of the Coordinating Board took place in Murmansk on April 15, 2003. The General Director of OJSC North-West Telecom, Alexander Sysoyev, attended the meeting.

News

- News
- About Us
- Investor and shareholder
- Economic and Finance
- Map site
- Search site





Last modifed: 2003-08-25 10:18

21 April 2003 year.

List news >>

Search

Search, in side

Search

PRESS-RELEASE/The meeting of the Coordinating Board took place in Murmansk on April 15, 2003. The General Director of OJSC North-West Telecom, Alexander Sysoyev, attended the meeting.

The following issues were on the agenda:

- Operational experience of Murmanelektrosvyaz, the Company's branch in Murmansk region;
- Introduction of per minute billing and installation of billing systems;
- Procedures for assessment of operating and financial results of North-West Telecom's regional branches.

On April 16 members of the Coordinating Board visited several departments of Murmanelektrosvyaz: Murmansky Telephone communications center and its central agency Svyaz-Service, information agency InfoCenter. The members of the Coordinating Board were also given a presentation of a new project developed by Murmanelektrosvyaz "RadioRedaktsiya".

The Coordinating Board and the Managing Board of OJSC North-West Telecom have appreciated the professionalism of Murmanelektrosvyaz' employees, creative approach to organization and management of operating process and a high level of corporate culture

Later that day General Director of North-West Telecom Alexander Sysoyev met with the employees of Murmanelektrosvyaz. At the meeting he described Company's plans and prospects for future development and answered questions of the employees.

Then Alexander Sysoyev met with the Governor of the Murmansk region Mr. Evdokimov and discussed with him issues concerning cooperation of OJSC North-West Telecom and the administration of the Murmansk region.

The parties agreed to conclude an agreement on cooperation in developing telecommunications systems in the region. Practical aspects of introducing per minute billing were also discussed.

The meeting of Alexander Sysoyev with the Governor of the Murmansk region is part of the Company's plans to meet with the administrations of all the regions where Company's branches operate.







Last modifed: 2004-03-10 15:38

14 April 2003 year.

List news >>



PRESS-RELEASE/Joint project of North-West Telecom and Siemens AG

OJSC North-West Telecom has announced that it will build a new telephone exchange in St. Petersburg based on Siemens EWSD equipment.

This joint project of OJSC North-West Telecom and Siemens AG started on April 11, 2003.

The ceremony devoted to the project's start was arranged in North-West Telecom's Atrium Center and was attended by the following officials:

- Alexander Kiselev, First deputy of the Minister for Telecommunications and Informatization of the Russian Federation;
- Valery Yashin, General Director of OJSC Svyazinvest, Chairman of the Board of Directors of OJSC North-West Telecom;
- Dr. Volker Jung, Deputy Chairman of the Corporate Executive Committee of Siemens AG;
- Alexander Sysoev, General Director of OJSC North-West Telecom.

Realization of the joint project of OJSC North-West Telecom and Siemens AG is dedicated to the 300th anniversary of Saint-Petersburg and the start of the installation was set for the 150th anniversary of Siemens operations in Russia.

The installation of the EWSD exchange with a total capacity of 40,000 ports will allow the Company to put in service 17,500 new telephone lines. Of these six thousand telephone lines will be offered to new subscribers and 11.5 thousand will be used to replace outdated analog lines. The project will give North-West Telecom the opportunity to upgrade and renew obsolete equipment and at least partially satisfy the unmet demand in the city center characterized by a high concentration of users. The new equipment will also offer a wide range of modern telecommunications services like intelligent networks, call-centers, voice-mail, etc.

Additional information:

Siemens EWSD specifications:

EWSD automatic telephone exchange, model 15

17,568 analog lines (6,000 new lines and 11,500 lines to replace outdated ones)

Main services that could be provided on the basis of an EWSD exchange:

- Analog telephone services;
- ISDN services;
- Centrex (GEOCentrex) services;
- ADMOSS (Advanced Multifunctional Operator Service System);
- Billing services;
- Numbering and routing services;
- Inter-station signaling services;
- Intelligent network services;

- Users equipment interfacing services;
- Maintenance and system services.



News

- News
- About Us
- Investor and shareholder
- Economic and Finance
- Map site
- Search site




>>>
всего: 1218867
сегодня: 2800

Last modifed: 2004-03-10 15:13

11 April 2003 year.

List news >>

Search

Search, in side

Search

PRESS-RELEASE/OJSC North-West Telecom has made its third coupon payment

OJSC North-West Telecom has made the third coupon payment to holders of its registered interest-bearing bonds (issue registration number 4-01-00119-A) on April 10, 2003.

The annual interest rate for the third coupon was 18%. The coupon payment totaled RUR 27,025 thousand and has been made on time and in full with CJSC Telecombank acting as the paying agent.

On the date of the third coupon payment OJSC North-West Telecom made an irrevocable offer to its bondholders to exercise their right to redeem the bond before the maturity date. None of the bondholders demanded early redemption, which indicates a high level of investor trust in OJSC North-West Telecom as a first class borrower.

The next (fourth) coupon period is 6 months, the coupon payment will be made on October 9, 2003. The interest rate for the fourth and the fifth coupon is 16%, so OJSC North-West Telecom will reduce its debt servicing costs.

Summary of terms of OJSC North-West Telecom registered interest-bearing bonds, Series 01:

Issue volume: RUR 300 million, bond par value - RUR 1,000;

Maturity period: 730 days;

Coupon period: 3 months for the first two coupons, 6 months for the 3rd, 4th and 5th coupons.

During the whole maturity period the issuer is to periodically make irrevocable offers on bond redemption.

The issue was placed on April 10, 2002, on two stock exchanges, the MICEX and the SPCEX simultaneously. The following banks act as market makers for the issue:

CJSC Telecombank;

OJSC MDM Bank;

OJSC MENATEP Saint-Petersburg Bank.

The bond issue was registered by the Russian Federal Commission for the Securities Market (FCSM) on March 5, 2002, and the issue placement report was approved by the FCSM on May 15, 2002. OJSC North-West Telecom bonds were included in the listings of both the MICEX and the SPCEX at the end of May 2002.

On March 28, 2003, Standard & Poor's raised its

long-term credit rating of OJSC North-West Telecom from CCC to B-, the outlook being stable, and upgraded the National Scale credit rating for Company's bonds from ruBB to ruBBB, the outlook stable.



:: North-West Telecom

 Язык: >> English







Last modifed: 2004-03-10 15:10

3 April 2003 year. List news >>

Search

Search, in side

Search

PRESS-RELEASE/Standard & Poor's upgraded ratings of OJSC North-West Telecom to «B-» and «ruBBB» with «Stable» outlook

On March 28, 2003, Standard & Poor's raised the long-term credit rating of OJSC North-West Telecom from **CCC** to **B-**, the outlook being stable. Standard & Poor's National Scale Rating for OJSC North-West Telecom and its RUR 300 mln bond issue was also upgraded from **ruBB** to **ruBBB**, the outlook being **«Stable»**.

The ratings were revised in view of the completed merger of North-West Telecom with eight regional wireline operators in North-West Russia. Analysis of the merger consequences revealed improvement of the Company's business and market position.

OJSC North-West Telecom Deputy General Director - Director for Corporate Governance Nikolai Bredkov commented:

"The assignment of a "B-" rating to OJSC North-West Telecom reflects the positive synergy effect from the merger with the regional telecom operators. On the other hand, the rating fairly reflects current business conditions and how they influence operations of incumbent telecommunications service providers in Russia. The negative factor which affects the Company's market prospects and consequently its credit rating is the state regulation of tariffs that strongly limits Company's operational cash flow. It is well known that tariffs of most wireline operators under regulation are below their operating costs. Besides, OJSC North-West Telecom, like many other PSTN operators in Russia is still in a weak position to compete successfully for corporate clients with CLECs and other alternative telecommunications companies."

On the positive side the ratings were affected by the following factors:

- Company's leadership on the North-West wireline telecommunications market both in revenue terms and in the number of users;
- Positive net operating cash flow of the combined company in 2002, with EBITDA margin of about 34% and expected debt to EBITDA ratio below 1 (according to the Russian accounting standards);
- Company's intention to refinance its foreign currency debt by issuing RUR nominated bonds and reduce currency risks;
- Being located in one of the strongest economic regions in Russia.

North-West Telecom plans to continue work with the rating agency as it is part of the Company's strategy aimed at improving business transparency and investment attractiveness. Management of

North-West Telecom believes that it is very important for the Company to improve its credit ratings.

"The rating upgrade from ruBB to ruBBB followed our first bond issue," noted North-West Telecom Deputy General Director – Director for Economy and Finance Alexey Shalagin. "We believe that a higher rating will help the Company to attract investments at lower costs during the second issuance of bonds."







15 May 2003 year.

PRESS-RELEASE/OJSC North-West Telecom has been chosen as a pilot company for IFC «Corporate Governance in Russia» project

The International Finance Corporation (IFC), an independent investment division of the World Bank Group and the world's largest investor in the private sectors of developing countries, has approved OJSC North-West Telecom as a pilot company for its «Corporate Governance in Russia» project.

The project's goal is to improve the corporate governance practices of and access to capital for Russian open joint-stock companies in four cities: Saint-Petersburg, Samara, Yekaterinburg and Rostov-na-Donu. In the framework of the project the IFC provides Russian companies with free consultations on corporate governance and assists them in attracting investments.

In addition to consulting services offered to a wide range of companies, the project implies a special package of services available for selected companies, which obtain the status of pilot companies in the project. This package includes corporate governance due diligence, support in implementation of the best international corporate governance practices and assistance in promoting investments for companies.

The IFC expert council could provide the status of a pilot company after the examination of a company's official application. Key selection criteria include adherence to the practices of corporate governance, strategic focus on attracting investments and improving operating effectiveness and some legal requirements.

At the first stage of the project the IFC has chosen six Russian companies from the total of fifteen, which applied to become a pilot company. The IFC will provide them with the following services:

- Legal, organizational and financial consultations;
- Due diligence of company's internal documents and accounting statements, and bringing them to conformity with Russian and international corporate governance practices;
- Assistance in developing a Corporate Governance Code;
- Seminars and workshops on legal, organizational and financial aspects of corporate governance for members of the Board of Directors, top managers and company's employees;
- Presentation of the company to potential investors.

Selection of the OJSC North-West Telecom as a pilot company for the IFC project is a recognition of Company's achievements in introduction of

corporate governance practices. On the other hand participation of North-West Telecom in the project will help the Company to strengthen its positions on the national and international level.









15 May 2003 year.

List news >>

PRESS-RELEASE/OJSC North-West Telecom performance I Q 2003

OJSC North-West Telecom has summarized the results of its activities I Q 2003.

Installed network capacity in I Q 2003 reached 3,623 thousand numbers, which is 4.7% more than for a similar period of the previous year. Increase in the number of primary telephone sets in I Q 2003 reached 19,386 numbers.

According to the financial and economic performance of OJSC «North-West Telecom» in I Q 2003, the sales proceeds reached 2,774,319 thousand roubles, including proceeds from sales of telecommunication services of 2,693,657 thousand roubles. As compared to a similar period of the previous year, the sales proceeds increased by 19.49%, including those from telecommunication services – by 19.37%.

Prime cost of the services sold reached 2,004,609 thousand roubles, including that of telecommunication services – 1,964,989 thousand roubles.

Net profit of OJSC North-West Telecom amounted to 330,651 thousand roubles, which is 10.88% more than for a similar period of the previous year.



Last modifed: 2004-03-10 15:42

12 May 2003 year.

List news >>









OJSC North-West Telecom published its 2002 financial statements

OJSC North-West Telecom published its 2002 financial statements prepared in accordance with the Russian accounting standards on the Company's web site in Analytical factors to activity section.



News

- News
- About Us
- Investor and shareholder
- Economic and Finance
- Map site
- Search site





Search

Search, in side

Search

Last modifed: 2004-03-10 15:41

6 May 2003 year. List news >>

PRESS-RELEASE/OJSC North-West Telecom performance in 2002

OJSC «North-West Telecom» has summarized the results of its activities for 2002 taking into account the figures (for 12 months of 2002) concerning organizations, which amalgamated the OJSC «North-West Telecom» on 01.11.2002.

Installed network capacity in 2002 amounted to 3,612 thousand numbers; operating capacity 3,399 thousand numbers. In 2002, network digitization as compared to 2001, increased from 35.93% to 39.02% in the City Telephone Network; in the Rural Telephone Network, from 7.76% to 8.46% of total installed capacity. Increase in the number of primary telephone sets in 2002 was 141.7 thousand numbers. Outcoming long-distance traffic increased by 15.8% as compared to 2001, amounting to 1,063,995 thousand minutes, which is 2.26% more than the scheduled volume. Outcoming international traffic increased by 13.7% as compared to 2001 amounting to 145,273 thousand minutes exceeding the planned volume by 2.33%.

Sales proceeds of OJSC «North-West Telecom» reached 10,091,841 thousand roubles, which is 2,033,110 thousand roubles more than in 2001. Proceeds from sales of telecommunication services amounted to 9,778,167 thousand roubles, which is 1,940,072 thousand roubles more than for a similar period of the previous year. Prime cost of the telecommunication services sold is 7,300,095 thousand roubles.

Net profit of OJSC «North-West Telecom» reached 327,264 thousand roubles. Lower net profit figures as compared to a similar period of the previous year are due to forming a provision against doubtful debts in the amount of 663,403 thousand roubles (as of 31.12.02.) A provision against doubtful receivables is formed by the Company in the full amount of receivables with the incurrence period exceeding 90 days.

According to the Deputy General Director - Finance of the OJSC «North-West Telecom» Shalagin A.V., to format a provision is common practice for other countries, which notably increases the reliability of the Company's financial records







Last modifed: 2004-01-30 15:01

25 June 2003 year.

«Agreement for Cooperation in Information Telecommunications in the Republic of Karelia»

On 20th June 2003 a meeting of General Director of OJSC North-West Telecom A. A. Sysoyev and Head of the Republic of Karelia S.L.Katanandov took place in Petrozavodsk. The result of the meeting was the signing of an "Agreement for Cooperation in Information Telecommunications in the Republic of Karelia", under which the parties have agreed to cooperate in pursuing a single state scientific and technical policy in the field of communication networks development in the following areas:

- working out communication development concepts and programs,
- coordinating the work of construction and development telecommunication networks and generation of information resources,
- usage of type designs and technical solutions.

The meeting was held in the framework of implementing the programme meetings of the OJSC North-West Telecom management with the heads of the administrations, in whose territories the Company 's branches operate.

The same day, A. A. Sysoyev presided at the enlarged session of the Board of *Elektrosvyaz of the Republic of Karelia,* a subsidiary of OJSC N. W. Telecom, and met with the personnel of the subsidiary and visited a number of its facilities. At the meeting with staff, Alexander Sysoyev was asked a number of questions concerning the prospects of the industry 's development in the Northwestern region and the Republic.

A. A. Sysoyev pointed out the main challenges to be addressed by the Company's personnel: optimizing the company's structure , improving work efficiency and, as a consequence, improving the economic performance of the Company and satisfying the population 's demand for quality and up-to-date communication services



News

- News
- About Us
- Investor and shareholder
- Economic and Finance
- Map site
- Search site




>>>
всего: 1218923
сегодня: 2856

Last modifed: 2004-01-22 13:26

24 June 2003 year.

List news >>


Search
Search, in side
Search

PRESS-RELEASE/Results of the Annual General Shareholders Meeting of OJSC North-West Telecom

On June 23, 2003 a General Meeting of Shareholders of OJSC North-West Telecom was held. The meeting was held in the personal attendance format. The following resolutions were passed by the voting results:

1. The annual report and the financial statement were approved, including the Company's profit and loss statement and profit and loss distribution by the results of the report (2002) fiscal year.

2. The dividend rates per share were declared as follows:

- 0.140 rubles per Type A preferred share.
- 0.064 rubles per ordinary share.

Dividends on ordinary and preferred shares will be paid in cash between 15.08.2003 and 31.12.2003.

3. A new Board of Directors was elected as follows:

- Belov, Vadim Evgenievich
- Bilibin, Yuri Alexandrovich
- Gogol, Alexander Alexandrovich
- Ikonnikov, Alexander Vyacheslavovich
- Levkovsky, Dmitry Vladimirovich
- Lebedinets, Oleg Anatolievich
- Ragozina, Irina Mikhailovna
- Rodionov, Ivan Ivanovich
- Soldatenkov, Sergei Vladimirovich
- Sysoyev, Alexander Abramovich
- Yashin, Valery Nikolaevich

At its first session, V. N. Yashin was elected as the Chairman of the Board of Directors.

4. Members of the Auditing Committee were elected as follows:

- Alekhin, Sergei Ivanovich
- Belyaev, Konstantin Vladimirovich
- Lang, Andrey Viktorovich
- Pravdina, Maria Leonidovna
- Prokofieva, Irina Viktorovna
- Tareyeva, Larissa Valerievna
- Fedorova, Natalia Vladimirovna

5. CJSC Ernst and Young Vneshaudit was approved as the Company Auditor for 2003.

6. The new versions of the Charter of the Company and Provisions on the General Meeting of Shareholders of OJSC North-West Telecom were approved.

7. The rate of award to the Board of Director's members was set.

See also:

- 2003/06/23 - Annual



General Meeting documents 23.06.03.

MINUTES NO. 02-03 OF THE ANNUAL GENERAL MEETING.



:: North-West Telecom

Язык: >> English





Last modifed: 2004-01-30 15:03

10 June 2003 year.

List news >>

PRESS-RELEASE/JSC North-West Telecom Bonds Issue Approved

At its session of June 10, 2003 the Board of Directors of OJSC North-West Telecom decided to place its Series 02 interest-bearing documentary non-convertible bonds payable to bearer and subject to mandatory centralized deposit. The face value is 1,000 (one thousand rubles) RUR each, to an overall denomination value of RR 1,500,000,000 (one billion five hundred million rubles) on the following terms:

- bond circulation period: 4 years,
- placement price: as per the denomination,
- number of coupon periods: 16,
- the duration of the coupon periods is 91 days each,
- the first coupon rate will be at the Moscow Interbank Stock Exchange bidding on the starting day of the placement; the second, third, and fourth coupons will be equal to the first coupon,
- the value of the fifth coupon is 1 percent lower than the first coupon's value; the sixth, seventh, and eighth coupons are equal to the fifth coupon,
- the coupon rates for the ninth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth, and sixteenth coupon will be set by the Board of Directors at the end of the eighth coupon period; the decision on the issue permits to repay the bonds prematurely at their face value in two years,
- the face value of the bonds will be repaid in three stages:

The face value of the bonds is retired in piece-meal on the following dates:

- 1092nd day from the day of the Bonds Issue floatation start - 30% of the face value of the Bonds;
- 1274th day from the day of the Bonds Issue floatation start - 30% of the face value of the Bonds;
- 1456th day from the day of the Bonds Issue floatation start - 40% of the face value of the Bonds;

CJSC Telecombank was appointed as the bond issuing bank, with CJSC North-West Telecombank, MDM-Bank, and DIB Bank (Trust) as underwriters, CJSC Telecombank as the payments agent, and CJSC ABK Investment Company as the financial consultant.

The Board of Directors also approved the decision on the issue, the issue prospectus, and the bond certificate model.

Search

Search, in side

Search

See also:

- Complete information on issue 2





News

- News
- About Us
- Investor and shareholder
- Economic and Finance
- Map site
- Search site





Last modifed: 2003-08-25 10:51

30 July 2003 year.

List news >> 

PRESS RELEASE/OJSC North-West Telecom performance for 6 months 2003.

OJSC «North-West Telecom» has summarized the results of its activities for 6 months 2003.

According to the financial and economic performance of OJSC «North-West Telecom» for 6 months 2003, the sales proceeds reached 5 651 258 thousand roubles, including proceeds from sales of telecommunication services of 5 485 943 thousand roubles. As compared to the similar period of the previous year, the sales proceeds increased by 20,3%, including that from telecommunication services – by 24,6%.

Prime cost of the services sold reached 4 168 056 thousand roubles, including that of telecommunication services – 4 100 255 thousand roubles.

Net profit of OJSC «North-West Telecom» amounted to 644 701 thousand roubles, which is 146% more than for the similar period of the previous year.

Search

Search, in side

Search

Balance sheet

- 2003 - 1st half
  - Balance sheet
  - Profit and Loss statement



Last modifed: 2004-01-22 13:58

12 August 2003 year.


>>>
всего: 1218939
сегодня: 2872

PRESS-RELEASE/OJSC North-West Telecom performance for the 1st Half of 2003

OJSC North-West Telecom has summarized the results of its activities for 6 months of the year 2003.

The OJSC North-West Telecom business results show that the sales proceeds in the first six months of 2003 were RUR 5,651,258,000, which is **20.3%** higher than in the last year. Of this amount, the proceeds from communication service sales were RUR 5,485,943,000.

The proceeds from national and international telephone services provided were RUR 2,311,370,000, or 12% higher than in the 1st half of 2002. Their fraction in the communication service proceeds was 42.1%.

The proceeds from local telephone services provided grew by 27.4% against the similar period of the last year, to become RUR 2,721,526,000, their fraction in the communication service proceeds being 49.6%.

In the 1st half of 2003, the fraction of proceeds from new services provided in the overall communication service proceeds increased from 2.4% (1st half of 2002) to 3.3%, to become RUR 183,220,000.

The prime cost of the services sold was RUR 4,168,056,000, of which the communication service costs, RUR 4,100,255,000.

The net profit of OJSC North-West Telecom in the six months of 2003 was RR 644,701,000, which is **146%** higher than in the similar period of the last year (RUR 261,834,000).

This net profit increase is attributable to:

- Increase of earnings from sales by RUR 237,223,000 (a 19% increase against the 1st half of 2002);
- Losses on other receipts and expenses cut by RUR 142,413,000, mainly due to lower exchange rate difference costs and lower costs of bad debt reserve generation.

The sales return rate virtually did not change in the first half of 2003 compared to the similar period of the last year, remaining at the level of 26%.

The profit before tax rate and the net profit rate increase in the first half of 2003 by 6.7% and 5.8%, respectively, compared to the similar period of the last year, to become 20.5% and 11.4%.

The installed capacity of OJSC North-West Telecom as of 01.07.2003 was 3,653,308 numbers.






>>>
всего: 1216939
сегодня: 2872

Last modifed: 2004-03-09 15:53

5 August 2003 year.

PRESS-RELEASE/ruBBB Rate Assigned to OJSC North-West Telecom Bonds Issue

The Standard & Poor's international rating assigned the "ruBBB" credit rate by the Russian scale to the issue of OJSC North-West Telecom priority unsecured bonds to the amount of RR 1.5 Bio. This bonds issue is scheduled for Quarter 3 of this year.

The bonds are to be repaid in four years, with an option of premature repayment two years after the placement date.

OJSC North-West Telecom intends to allocate the money received from the bonds issue placement to funding of investment projects provided in the Company's investment plan. In addition, the bond placement will enable OJSC North-West Telecom to cut the expenses for servicing of previously borrowed funds.

The rate is assigned to the bonds at the level of the Company's long-term credits according to the Russian scale. This rating of OJSC North-West Telecom reflects its dominating position on the fixed communication services market of Russia's North-West.

According to Alexander Sysoyev, Chiev executive officer of OJSC North-West Telecom, assignment of a credit rate to placed securities is a practice generally adopted in the West, when the issuer based on the assessment by an independent rating agency openly describes its financial standing and ability to service its liabilities to potential investors.

Last modifed: 2004-01-14 14:53

5 August 2003 year.

For the attention of shareholders of OJSC North-West Telecom

JSC North-West Telecom announces that the annual General Meeting of Shareholders of the Company of 23.06.2003 passed the following resolution:

Pay the dividends for the year 2002:

On preferred shares, at the rate of 0.140 RUR per share, from August 15 till December 31, 2003;

On ordinary shares, at the rate of 0.064 RUR per share, from August 15 till December 31, 2003.

The list of persons entitled to dividends was prepared as per the Company's Register of Shareholders as of May 5, 2003.

The dividends will be paid to natural person shareholders from 15.08.03 till 31.10.03 at the following offices of OJSC Baltiysky Bank:

1. Central – 2 Muchnoy per., underground stations: Sennaya Ploschad, Sadovaya

Tel.: (812) 326 91 12

Monday through Friday: 9:30 till 20:00

Saturday: 10:00 till 18:00

Sunday: 10:00 till 17:00

Lunch break: 13:00 till 14:00

2. Zheleznodorozhnoye – 117 nab. Fontanki

Tel.: (812) 312 24 82

Monday through Friday: 9:00 till 18:00

Saturday, Sunday: Days off

Lunch break: 13:00 till 14:00

3. Kantemirovskoye – 88 Bolshoy Sampsonievsky pr., underground station: Lesnaya

Tel.: (812) 245 44 22

Monday through Friday: 9:00 till 18:00

Saturday, Sunday: Days off

Lunch break: 13:00 till 14:00

4. Finlyandskoye – 43 ul. Komsomola, underground station: Ploschad Lenina

Tel.: (812) 541 89 73

Monday through Friday: 9:00 till 18:30

Saturday, Sunday: Days off

Lunch break: 13:00 till 14:00

5. Nevskoye – 8 ul. Polyarnikov, underground station: Lomonosovskaya

Tel.: (812) 560 38 93

Monday through Friday: 9:30 till 20:00

Saturday: 10:00 till 18:00

Sunday: Day off

Lunch break: 13:00 till 14:00

6. Moskovskoye – 164 Moskovsky pr.,

underground station: Elektrosila

Tel.: (812) 387 19 23

Monday through Friday: 9:30 till 20:00

Saturday: 10:00 till 18:00

Sunday: Day off

Lunch break: 13:00 till 14:00

7. Primorskoye – 7 ul. Savushkina, underground station: Primorskaya

Tel.: (812) 431 17 33

Monday through Friday: 9:30 till 20:00

Saturday: 10:00 till 18:00

Sunday: Day off

Lunch break: 13:00 till 14:00

8. Kirovskoye – 45 pr. Stachek, underground station: Kirovsky Zavod

Tel.: (812) 252 04 11

Monday through Friday: 9:30 till 18:30

Saturday, Sunday: Days off

Lunch break: 13:00 till 14:00

9. Vladimirskoye – 2/18 Razyezhaya ul., underground stations: Vladimirskaya, Dostoyevskaya

Tel.: (812) 164 66 24

Monday through Friday: 9:30 till 20:00

Saturday: 10:00 till 18:00

Sunday: Day off

Lunch break: 13:00 till 14:00.

10. Pushkinskoye – 9 Pushkinskaya ul., underground station: Mayakovskaya

Tel. (812) 325 80 97

Monday through Friday: 10:00 till 20:00

Saturday: 10:00 till 18:00

Sunday: Day off.

Lunch break: 13:00 till 14:00

From August 15 till December 31, 2003 the dividends will also be paid via the Company's dividend payment agent.

The Company's dividend payment agent is LLC North-Western Financial Company located at 198005 St. Petersburg, 1st Krasnoarmeiskaya ul. 26, tel. 316-30-18.

Natural person shareholders will be paid their dividends at sight of their passport.

ATTENTION!

Natural person shareholders residing in any region of the North-Western Federal District except for St. Petersburg and Leningrad Oblast may collect their dividends at the appropriate subsidiaries of the Company closest to their place of residence. Please inquire about the dividend collection place at the Shareholders and Securities Department of OJSC North-West Telecom, tel. (812) 312-52-89, or in the regions:

Archangel Tel. (8182) 20-50-90

Vologda Tel. (8172) 72-83-39

Kaliningrad Tel. (0112) 45-33-15

Karelia Tel. (8142) 76-21-10

Murmansk Tel. (8152) 48-51-85

Novgorod Tel. (8162) 18-25-

Pskov Tel. (8112) 16-80-77

Cherepovets Tel. (8202) 51-90-65

Legal entity shareholders wishing to collect their dividends are invited to send an official letter to the Company's address at 191186, St. Petersburg, ul. Bolshaya Morskaya 26 indicating their bank data for dividend transfer and signed by the shareholder's authorized person and sealed with the shareholder's seal, as well as confirmation of such person's authority.

Contact telephone No. of the Shareholders and Securities Department of the Company: (812) 312-52- 89



News

- News
- About Us
- Investor and shareholder
- Economic and Finance
- Map site
- Search site




>>>
всего: 1218975
сегодня: 2308

Last modifed: 2004-01-14 15:12

23 September 2003 year.

List news >>

Search

Search, in side

Search

PRESS-RELEASE/Uniform State Registration Numbers Assigned to OJSC North-West Telecom Shares

On September 9, 2003 the Federal Securities Board of Russia decided to group issues of ordinary and preferred shares of OJSC North-West Telecom and to assign uniform state registration numbers.

The resolutions were to:

- To cancel the following state registration numbers assigned to issues of registered non-documentary ordinary shares: 72-1-5986, 1-04-00119-A, 1-06-00119-A, 1-08-00119-A, 1-09-00119-A, 1-10-00119-A, 1-11-00119-A, 1-12-00119-A, 1-13-00119-A, 1-14-00119-A, and 1-15-00119-A. The uniform No. 1-02-00119-A is assigned to these issues.
- To cancel the following state registration numbers assigned to issues of Type A registered non-documentary preferred shares: 72-1-5986, 1-05-00119-A, 1-07-00119-A, 2-08-00119-A, 2-09-00119-A, 2-10-00119-A, 2-11-00119-A, 2-12-00119-A, 2-13-00119-A, 2-14-00119-A, and 2-15-00119-A. The uniform No. 2-02-00119-A is assigned to these issues.

The grouping of the issues under one registration number will simplify the procedure of re-registration of the title to securities in the security owners register keeping system. This should result in higher liquidity of the Company's shares, and easier access to the Company's securities for investors.

In future, the Company is held the procedure of listing of its shares at Moscow Interbank Stock Exchange.






>>>
всего: 1218975
сегодня: 2508

Last modifed: 2004-06-22 14:01

9 September 2003 year.

Collective Agreement of OJSC North-West Telecom

On September 4-5, 2003 OJSC North-West Telecom had a second session of the standing Collective Bargaining Panel related to drafting and execution of the Company's collective agreement for the years 2004-2005. The session was attended by representatives of personnel management services from OJSC North-West Telecom subsidiaries and by representatives of local union organizations of the Company. The co-chairpersons of the Panel are NWT Personnel Manager V. N. Vorozheikin for the part of "The Employer" (OJSC North-West Telecom) and HSE Department Manager O. V. Grib as Chairman of the Council of Chairpersons of local union organizations, for the part of "The Employees".

During the session, the following items were addressed:

1. Updated work plan for development of a collective agreement;

2. Draft collective agreement of OJSC North-West Telecom with regard to comments and proposals received from the Company's subsidiaries;

3. Electoral quotas for the subsidiaries' delegates to the conference for approval of the OJSC North-West Telecom collective agreement.

Comments and proposals received from the subsidiaries will be reviewed and considered in the draft NWT collective agreement before September 15, 2003.

A third, and final, session of the standing panel for drafting and execution of the Company's collective agreement will be held September 25, 2003.

The final version of the Company's collective agreement will be sent to the OJSC North-West Telecom subsidiaries for agreement with their collectives before October 1, 2003.

The conference of the Company's employees to approve the NWT collective agreement for the years 2004-2005 will be held on October 22, 2003.

For information:

Within the framework of OJSC North-West Telecom, the labor/collective agreements signed in its subsidiaries in 2002 were extended for the year 2003, until a joint statutory document is adopted for the entire Company to regulate the essential items of social/labor relations. To draft a joint collective agreement, a standing bilateral Collective Bargaining Panel was established with OJSC North-West Telecom and the Trade Union representatives on its list.



News



- News
- About Us
- Investor and shareholder
- Economic and Finance
- Map site
- Search site



Last modifed: 2003-09-14 10:47

8 September 2003 year.

List news >>

PRESS-RELEASE/OJSC «North-West Telecom» performance in 2002 According to IAS

OJSC «North-West Telecom» has summarized the results of its activities for 2002 according to IAS.

The consolidated financial statements of OJSC «North-West Telecom» were audited by independent Auditor « Ernst & Young Vneshaudit ».

The consolidated financial statements were made with taking into account the reorganization. It consolidates the indices of the affiliated regional companies, merged the OJSC «North-West Telecom», as well as it's branch establishments.

- Revenues for 2002 amounted to 10 790 609 thousands RUR.*
- EBITDA for 2002 amounted to 2 840 308 thousands RUR.
- EBITDA margin – 26,32%
- Operating Income - 1 188 447 thousands RUR.
- Operating expenses - 9 602 162 thousands RUR.
- Net income 482 872 thousands RUR.

**All financial indices are represented taking into account RUR purchase power as for 31.12.2002.*

The full version of OJSC «North-West Telecom» performance in 2002 according to IAS can be found on Company's site: (www.nwtelecom.ru) in the "Investor and shareholder " part.

Search

Search, in side

Search

See also:

- Financial statement (according to Ineternational Accounting standards)



:: **North-West Telecom**

Язык: >> English

Last modifed: 2004-03-09 15:56

3 September 2003 year.

List news >>

Search

Search, in side

Search

News





PRESS-RELEASE/OJSC North-West Telecom Assigned Corporate Governance Rate 5.9

On September 2, 2003 Standard & Poor's international rating agency raised the corporate governance rate of OJSC North-West Telecom from 5.6 to 5.9.

The agency's analysts made an analysis of changes going on in the Company. As part of the rate review, they studied many documents describing the corporate governance practice; they had a number of meetings with the Management and independent directors of OJSC North-West Telecom, auditors, independent analysts, and shareholders.

The corporate governance rate of OJSC North-West Telecom is an integral indicator comprising the following components:

- Property structure and influence of parties concerned: 5.5
- Shareholders' rights and relations with financial interests: 6.5
- Financial transparency, information disclosure, and auditing procedure: 6.2
- Namelist and efficiency of the Board of Directors: 5.5

Commenting on the agency's decision, Chief executive officer of OJSC North-West Telecom Alexander Sysoyev said, "*The improved corporate governance rate reflects the recent positive changes in the Company's operation. I mean in particular:*

- *higher informational transparency of the Company;*
- *disclosure of financial reports to international standards;*
- *efficiently working committees of the Board of Directors*

The Company intends to continue its efforts aimed at improvements in the corporate governance quality, higher capitalization rate, and higher investment attractiveness of OJSC North-West Telecom."

Last modifed: 2004-05-24 18:57

29 October 2003 year.

List news >>




>>>
всего: 1218393
сегодня: 2926

PRESS-RELEASE/North-West Telecom JSC performance for 9 Months of 2003

OJSC North-West Telecom has summarized up its business results for 9 months of the year 2003.

The OJSC North-West Telecom business results show that the sales proceeds in the nine months of 2003 were RUR 8,828,955,000, of which, RUR 8,560,855,000 from communication service sales. As compared to the similar period of the last year, the sales proceeds increase by 21.4%, of which the communication service sales proceeds, by 21.4%.

The prime cost of the services sold was RUR 6,332,099,000, of which the communication service costs, RUR 6,215,081,000.

The net profit of OJSC North-West Telecom in the nine months of 2003 was RUR 1,059,366,000, which is 91.3% higher than in the similar period of the last year.



News

- News
- About Us
- Investor and shareholder
- Economic and Finance
- Map site
- Search site



Last modifed: 2004-01-14 12:49

9 October 2003 year.

List news >> 

Search

Search, in side

Search

PRESS-RELEASE/JSC North-West Telecom Pre-term Paid off 4th Coupon for 1st Bond Issue

On October 8, 2003 JSC North-West Telecom pre-term paid off the fourth coupon for the 1st issue's documentary interest-bearing bonds. The total amount to the coupon payment accounted for 23,934,000 RUR. The interest rate of the coupon is 16 percent per annum, or 79.78 RUR per bond.

According to the Decision on Issue, the date scheduled for payment of the fourth coupon for the 1st issue's bonds is October 9, 2003, therefore the coupon payment was made pre-term of schedule and in full scope.

CJSC Telecombank acts as a paying agent in payment of coupon yield.

The Company will pay off the fifth coupon 16 percent per annum on draw-on date of the two-year bond, i.e. April 9, 2004.

OJSC North-West Telecom pursues a steady policy of reduction of its debt obligation servicing costs.

At the disposition of the second bonds issue of JSC North-West Telecom on October 9, the following interest rate of the coupon were set:

1st to 4th coupon: 14.2 percent per annum;

5th to 8th coupon, according to the Decision on Issue, 13.2 percent per annum.

Details:

*The main parameters of the **first** issue of OJSC North-West Telecom bonds are:*

Issued amount: 300 million rubles at denomination, with one bond denominated at 1,000 rubles. The bond circulation period is 730 days. The duration of the first two coupon periods is three months, and of the next three periods, six months.

The bonds were placed on April 10, 2002 simultaneously at two exchanges, St. Petersburg Currency Exchange and Moscow Interbank Stock Exchange. The bonds issue was registered by the resolution of the Federal Security Board of Russia of March 6, 2002.

On May 15, 2002 the FSB of Russia approved the report on the OJSC North-West Telecom bonds placement results. *By the end of May 2002, the bonds were admitted to bidding at MISE and SPCE.*



News

- News
- About Us
- Investor and shareholder
- Economic and Finance
- Map site
- Search site




всего 1218994
сегодня 2927

Last modifed: 2004-01-14 12:49

9 October 2003 year.

List news >>

Search

Search, in side

Search

PRESS-RELEASE/JSC North-West Telecom Pre-term Paid off 4th Coupon for 1st Bond Issue

On October 8, 2003 JSC North-West Telecom pre-term paid off the fourth coupon for the 1st issue's documentary interest-bearing bonds. The total amount to the coupon payment accounted for 23,934,000 RUR. The interest rate of the coupon is 16 percent per annum, or 79.78 RUR per bond.

According to the Decision on Issue, the date scheduled for payment of the fourth coupon for the 1st issue's bonds is October 9, 2003, therefore the coupon payment was made pre-term of schedule and in full scope.

CJSC Telecombank acts as a paying agent in payment of coupon yield.

The Company will pay off the fifth coupon 16 percent per annum on draw-on date of the two-year bond, i.e. April 9, 2004.

OJSC North-West Telecom pursues a steady policy of reduction of its debt obligation servicing costs.

At the disposition of the second bonds issue of JSC North-West Telecom on October 9, the following interest rate of the coupon were set:

1st to 4th coupon: 14.2 percent per annum;

5th to 8th coupon, according to the Decision on Issue, 13.2 percent per annum.

Details:

*The main parameters of the **first** issue of OJSC North-West Telecom bonds are:*

Issued amount: 300 million rubles at denomination, with one bond denominated at 1,000 rubles. The bond circulation period is 730 days. The duration of the first two coupon periods is three months, and of the next three periods, six months.

The bonds were placed on April 10, 2002 simultaneously at two exchanges, St. Petersburg Currency Exchange and Moscow Interbank Stock Exchange. The bonds issue was registered by the resolution of the Federal Security Board of Russia of March 6, 2002.

On May 15, 2002 the FSB of Russia approved the report on the OJSC North-West Telecom bonds placement results. *By the end of May 2002, the bonds were admitted to bidding at MISE and SPCE.*



News

- News
- About Us
- Investor and shareholder
- Economic and Finance
- Map site
- Search site





Last modifed: 2004-03-09 17:00

8 October 2003 year.

List news >>

Search

Search, in side

Search

See also:

- Complete information on issue 2

PRESS-RELEASE/Second Bond Issue of OJSC North-West Telecom Placed

On October 8, 2003, the second issue of the OJSC North-West Telecom bonds was placed at the Moscow Interbank Stock Exchange . The main parameters of the issue were: amount to be placed, 1.5 Bio rubles; circulation period, 4 years. The duration of the coupon periods is 91 days each. The decision on the issue4 provides for the right to premature repayment of the bonds at their nomination value in 2 years from the repayment starting date.

The placement began at 10:15, Moscow time. By 13:00, 115 applications for a total amount of RR 2,637,944,000 were filed. The demand for the bonds exceeded the size of the issue placed by more than 75%. Involved in the placement were Russia's leading investment banks and companies. In all, 61 applications were satisfied as a result of the placement.

As a result of bidding, the annual rate of the first to fourth bond coupons was set at 14.2%, and of the fifth to eighth coupons, at 13.2% as per the decision on the issue, which ensures an average bond service cost at the annual level of 13.7% before quotation.

The underwriters of the placement were CJSC Telecombank, ACB MDM-Bank, and IB Trust. The project coordinator is OJSC Sviazinvest.

Commenting the placement of the second bond issue, Alexey Shalagin, Business & Finance Manager of OJSC North-West Telecom, noted that the placement was successful and the market appreciated the company's bonds.

The next stage will be approval of the report on the bond issue results by the Board of Directors of OJSC North-West Telecom, and its registration by the Federal Securities Board.

Upon the report registration, investors may deal in the bonds. This November, OJSC North-West Telecom intends to undergo the procedures for admission of this bond issue to bidding at the Moscow Interbank Stock Exchange and the St. Petersburg Currency Exchange.







Last modifed: 2004-03-09 16:51

3 October 2003 year.

PRESS-RELEASE/OJSC North-West Telecom Board of Directors Approved S. I. Kuznetsov as the Company's Chief executive officer.

On October 3, 2003 a meeting of the Board of Directors of OJSC North-West Telecom was held, which, apart from items of the Company's business and production, considered the application of A. A. Sysoyev for premature termination of his authority as Chief executive officer of OJSC North-West Telecom.

The Board of Directors decided to:

- terminate the authority of A. A. Sysoyev as Chief executive officer of the Company on the basis of his personal application,
- appoint S. I. Kuznetsov Chief executive officer of the Company for a term of two years.

Biography of S. I. Kuznetsov

Born December 25, 1953 in Rustavi, Soviet Republic of Georgia. Served in the Soviet Armed Forces in 1973-1975. Graduated from the North-Western Polytechnic Institute in Leningrad as Computer Engineer in 1981.

Upon graduation, he worked as Senior Engineer at the Krasnaya Zarya research institute (Ministry of Communication Industry) in Leningrad, Leading Engineer of the state-owned Leningrad City Telephone Network, and CEO of such companies as Delta Telecom, Telecominvest, and PeterStar. Currently, Sergei Kuznetsov is CEO of OJSC Rostelecom and Board Member of OJSC Sviazinvest.



North-West Telecom

News

News
About Us
Investor and shareholder
Economic and Finance
Map site
Search site




>>>
всего 1218994
сегодня 2327

Last modifed: 2004-03-09 16:01



2 October 2003 year.

List news >>

PRESS-RELEASE/Presentation of 2nd OJSC North-West Telecom Bonds Issue

On October 1, 2003 a presentation of the RUR 1.5 second bonds issue of OJSC North-West Telecom was held at the Renaissance Moscow Hotel in Moscow, with representatives of Russia's largest investments companies and banks invited.

The presentation was attended by:

- A. V. Shalagin, Deputy General Manager / Business & Finance Manager of OJSC North-West Telecom
- E. V. Yurchenko, Deputy General Manager OJSC Sviazinvest
- D. A. Sergeev, Vice-Chairman of the Board, CJSC Telecombank, as representative of the issue's General Manager/Underwriter
- D. A. Volkov, Vice-President, ACB MDM-Bank, and D. V. Tulinov, Vice-President, ACB IB Trust, as representatives of the issue's underwriters.

During the presentation, the speakers gave detailed answers to questions on the parameters of the bonds issue, current status and development strategy of OJSC North-West Telecom, and its technological and investment policy.

The placement of the Series 02 bonds issue of OJSC North-West Telecom to the amount of RR 1.5 Bio at the Moscow Interbank Stock Exchange is scheduled for October 8, 2003.

Issue Parameters:

Series 02 interest-bearing documentary non-convertible bonds payable to bearer and subject to mandatory centralized deposit, denominated at RR 1,000 (one thousand rubles) each, to an overall denomination value of RR 1,500,000,000 (one billion five hundred million rubles)

- *bond circulation period: 4 years ,*
- *placement price: as per the denomination ,*
- *number of coupon periods: 16 ,*
- *the duration of the coupon periods will be 91 days each ,*
- *the first coupon rate will be at the Moscow Interbank Stock Exchange bidding on the starting day of the placement; the second, third, and fourth coupons will be equal to the first coupon ,*
- *the value of the fifth coupon is 1 percent lower than the first coupon's value; the sixth, seventh, and eighth coupons are equal to the fifth coupon ,*
- *the coupon rates for the ninth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth, and sixteenth coupon will be set by the Board of Directors of OJSC North-West Telecom at the end of the eighth*

Search

Search, in side

Search

See also:

- Complete information on issue 2

coupon period,

- *the decision on the issue permits to repay the bonds prematurely at their denomination value in two years,*
- *the denomination value of the bonds will be repaid in three stages:*

- on the 1092nd day from the starting date of the issued bonds placement, the Issuer will pay the bond owners 30% of the bonds' denomination value;

- on the 1274th day from the starting date of the issued bonds placement, the Issuer will pay the bond owners 30% of the bonds' denomination value;

- on the 1456th day from the starting date of the issued bonds placement, the Issuer will pay the bond owners the remaining 40% of the bonds' denomination value.



:: North-West Telecom

Язык: >> English

News

- News
- About Us
- Investor and shareholder
- Economic and Finance
- Map site
- Search site





Last modifed: 2004-03-09 17:04

20 November 2003 year.

List news >>

Search

Search, in side

Search

PRESS-RELEASE/Memorandum Signed by OJSC North-West Telecom and OJSC RTComm.RU

OJSC North-West Telecom and OJSC RTComm.RU have signed a memorandum of joint participation in telecommunication projects of a national scale and state importance.

The memorandum sets a framework within which the parties may join their potential for cooperation in projects for:

· Electronic Russia Federal Dedicated Project, initiated by both national and regional governmental bodies,

· federal Ministries and all-Russian agencies,

· state-owned enterprises, and companies/businesses of various forms of ownership working under governmental contracts.

Signing this memorandum, the partners intended to provide appropriate conditions for joint fulfillment of projects, their timely and high-quality delivery, and marketing/advertising actions.



News

- News
- About Us
- Investor and shareholder
- Economic and Finance
- Map site
- Search site





Last modifed: 2004-03-09 17:02

17 November 2003 year.

List news >>

PRESS-RELEASE/Russia's FSB Registered Report on Second North-West Telecom Bonds

On November 14, 2003 the Federal Securities Board of Russia registered the report on the results of the issue of OJSC North-West Telecom Series 02 interest-bearing documentary non-convertible bonds, payable to bearer and subject to mandatory centralized deposit.

From the day of the issue results report filing, these securities may be circulated on secondary markets.

Comments Nikolai Bredkov, Deputy General Manager and Corporate Governance Manager of OJSC North-West Telecom: "The Company intends to finalize the procedures of admission of the Series 02 bonds to bidding at the Moscow Interbank and St. Petersburg Currency Exchanges already by the end of this November." Все

Search

Search, in side

Search

See also:

- Complete information on issue 2






>>>
всего: 1219012
сегодня: 2945

Last modifed: 2004-03-10 11:18

24 December 2003 year.

PRESS-RELEASE/OJSC North-West Telecom Assigned 5A2 Credit Rate

On December 18, 2003 the international corporation Dun & Bradstreet assigned its credit rate 5A2 to OJSC North-West Telecom for its results in 2002.

According to the international classification, a Dun & Bradstreet rate of 5A2 is considered to be the highest credit status rate for Russian companies.

The 5A2 rate assigned to OJSC North-West Telecom corresponds to the financial capacity of the Company exceeding USD 60,000,000. The risk level of OJSC North-West Telecom is estimated at 2 (low risk), which stands for the Company's well credit quality.

According to Nikolai Bredkov, Deputy General Manager and Corporate Governance Manager of OJSC North-West Telecom, such rating of our Company by Dun & Bradstreet is just another indication of commitment of OJSC North-West Telecom to the principles of informational openness, which enables investors to make justified decisions on investment in the Company's security.

TelecoM NORTH-WEST :: North-West Telecom

Язык: >> English




Last modifed: 2004-03-10 11:52

2 December 2003 year.

List news >> 

Search

Search, in side

Search

PRESS RELEASE/OJSC North-West Telecom 2nd Issue Bonds Admitted to Trading at MISE

On December2, 2003 the management of the Moscow Interbank Stock Exchange authorized the start of trading in OJSC North-West Telecom Series 02 documentary interest-bearing bonds payable to bearer subject to mandatory centralized deposit. Its State registration No. is 4-02-00119- A of 08.07.2003. The issue was assigned the trade code RU0009153738.

This decision was made in accordance with the MISE Rules of Securities Listing, Admission, and Trading, and with the MISE Rules of Securities Bidding.

Therefore, from December 2, 2003 any deals in North-West Telecom 2nd issue bonds at MISE are authorized.

In the future, OJSC North-West Telecom intends to undergo the procedure of admission to trading at the St. Petersburg Currency Exchange, and to get listed at both exchanges.

See also:

- Complete information on issue 2

News



- News
- About Us
- Investor and shareholder
- Economic and Finance
- Map site
- Search site




>>>
всего: 1219013
сегодня: 2946